     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2001


                                                      REGISTRATION NO. 333-60520
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              E-STAMP CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           5961
76-0518568
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL
(I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)
IDENTIFICATION NUMBER)

                              2051 STIERLIN COURT
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-7500

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                ROBERT H. EWALD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              E-STAMP CORPORATION
                              2051 STIERLIN COURT
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-7500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           N. ANTHONY JEFFRIES, ESQ.                            GERALD ADLER,
ESQ.
        WILSON SONSINI GOODRICH & ROSATI               SWIDLER BERLIN SHEREFF
FRIEDMAN, LLP
            PROFESSIONAL CORPORATION                          THE CHRYSLER
BUILDING
               650 PAGE MILL ROAD                              405 LEXINGTON
AVENUE
              PALO ALTO, CA 94304                               NEW YORK, NY
10174
                 (650) 493-9300                                   (212) 973-0111

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and after the completion of the merger described in this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. E-STAMP CORPORATION MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT PROXY STATEMENT-PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THOSE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 6, 2001


                        JOINT PROXY STATEMENT-PROSPECTUS

        TO THE STOCKHOLDERS OF E-STAMP CORPORATION AND LEARN2.COM, INC.

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of E-Stamp Corporation and Learn2.com, Inc. have agreed to a merger pursuant to which Learn2 will merge with E-Stamp, with E-Stamp continuing as the surviving company and changing its name to Learn2 Corporation.


     When the merger is completed, each share of Learn2 common stock will be converted into the right to receive shares of E-Stamp common stock such that the holders of E-Stamp common stock immediately prior to the merger will hold approximately 50.1%, and the former holders of Learn2's common stock, including the holder of Learn2's $10 million convertible debenture, will hold approximately 49.9%, of the combined company. Assuming that the average closing price of each company's common stock for the five consecutive days prior to the special meetings of the companies is less than $1 per share and based on E-Stamp's and Learn2's current capitalization, the exchange ratio would range from approximately 0.457 to 0.485 of a share of E-Stamp common stock for each share of Learn2 common stock. Based on the estimated exchange ratio range and the current market prices of E-Stamp and Learn2, the per share dollar value Learn2 stockholders will receive as a result of the merger would range from approximately $0.059 to $0.063. In connection with the merger, the fair value of the acquired assets of Learn2 is estimated to be approximately $33.3 million. The total purchase price is estimated to be approximately $12.5 million plus estimated assumed liabilities of approximately $6.2 million or a total of $18.7 million. As a result, the purchase price is expected to be less than the fair value of the assets acquired. The deficiency of the assets acquired and liabilities assumed in excess of the purchase price is approximately $14.6 million. This is known as negative goodwill. Learn2 entered into the merger agreement even though negative goodwill would be created, primarily due to the significant difficulties that Learn2 experienced in attempting to raise capital.



     Learn2 common stock trades on the OTC Bulletin Board under the symbol "LTWO." On August 3, 2001, the closing price of Learn2 common stock was $0.12 per share. E-Stamp common stock trades on the OTC Bulletin Board under the symbol "ESTM." On August 3, 2001, the closing price of E-Stamp common stock was $0.13 per share. E-Stamp discontinued its operations in May 2001. After the merger is completed, E-Stamp intends to apply to change the symbol under which its common stock is traded to "LTWO."


     The boards of directors of both E-Stamp and Learn2 have unanimously approved the merger and recommend that their respective stockholders vote FOR the merger proposal. This joint proxy statement-prospectus provides you with information regarding the merger. We strongly urge you to read and consider carefully this document in its entirety.

     IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 17 FOR A DESCRIPTION OF THE VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE MERGER.

     Completion of the merger requires the approval of both the Learn2 stockholders and the E-Stamp stockholders. Both E-Stamp and Learn2 have scheduled a special meeting of their stockholders to vote on these proposals. Officers, directors and principal stockholders who hold in the aggregate approximately 16.7% of Learn2's common stock and 19.7% of E-Stamp's common stock have agreed to vote in favor of the merger agreement and the merger. The foregoing percentages exclude shares of Learn2 and E-Stamp common stock issuable to those persons upon exercise of stock options.

     In connection with the merger, Learn2 stockholders are also being asked to approve the issuance of approximately 26.5 million shares, or approximately 33.34% of Learn2's common stock immediately prior to the completion of the merger, to the holder of Learn2's $10 million convertible debenture, RGC International Investors, LDC. These shares will be converted into 16.67% of the aggregate issued and outstanding common stock of E-Stamp immediately following completion of the merger. THE ISSUANCE OF SHARES OF LEARN2 COMMON STOCK TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE WILL BE EFFECTIVE ONLY IF THE MERGER IS COMPLETED, AND THE MERGER WILL BE COMPLETED ONLY IF THE ISSUANCE OF SHARES TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE ALSO IS APPROVED.

     The dates, times and places of the special meetings are as follows:

  E-STAMP STOCKHOLDER MEETING      LEARN2 STOCKHOLDER MEETING
                  , 2001                     , 2001
            , local time                  , local time

     Your vote is very important. Whether or not you expect to attend the special meeting, please complete, date, sign and return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting. Returning the proxy does not deprive you of your right to attend the meeting and vote your shares in person. If you do not vote, it will have the same effect as voting against the merger.

Marcelo Gumucio                                        Donald Schupak
Chairman of the Board of E-Stamp                       Chairman of the Board of
Learn2

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT-PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement-prospectus is dated             , 2001, and is
first being mailed to the stockholders of E-Stamp and Learn2 on or about
            , 2001.

                              E-STAMP CORPORATION
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD                , 2001

Dear E-Stamp Corporation Stockholder:

     Notice is hereby given that we will hold a special meeting of the
stockholders of E-Stamp Corporation on             , 2001, at      local time
at                         , for the following purposes:

          1. To consider and vote upon a proposal to adopt a merger agreement between E-Stamp Corporation and Learn2.com, Inc., pursuant to which E-Stamp will merge with Learn2, and E-Stamp will be the surviving company and change its name to "Learn2 Corporation." Adoption of the merger agreement will also constitute approval of the merger and the name change.

          2. To consider and vote upon a proposal to increase the number of shares of common stock reserved for issuance under E-Stamp's 1999 Stock Plan by 7,000,000 shares.

          3. To transact any other business that may properly come before the special meeting and any postponements or adjournments of the special meeting.

     THESE ITEMS OF BUSINESS ARE DESCRIBED IN THE ATTACHED JOINT PROXY STATEMENT-PROSPECTUS.

     Your Board of Directors has unanimously approved the merger and the increase in the number of shares reserved for issuance under the 1999 Stock Plan. Your Board of Directors recommends a vote "FOR" the merger and the increase in the number of shares reserved for issuance under the 1999 Stock Plan.

     Any action may be taken on any of the foregoing proposals at the special meeting on the date specified above or on any date to which the special meeting may be adjourned or postponed. Only holders of record of E-Stamp common stock at the close of business on July 31, 2001 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

     Your vote is very important. Whether or not you expect to attend the meeting, please complete, date, sign and return promptly the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting. Returning the proxy does not deprive you of your right to attend the meeting and vote your shares in person.

                                          By Order of the Board of Directors,

                                          Edward F. Malysz
                                          Vice President, General Counsel and
                                          Corporate Secretary

Mountain View, California
            , 2001

                                LEARN2.COM, INC.
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON                , 2001

Dear Learn2.com, Inc. Stockholder:

     You are invited to attend a special meeting of the stockholders of
Learn2.com, Inc. to be held at                local time, on             , 2001,
at                . At the meeting, you will be asked to consider and vote upon the following proposals:

          1. To adopt a merger agreement between E-Stamp and Learn2, pursuant to which E-Stamp will merge with Learn2, and E-Stamp will be the surviving corporation.

          2. To approve the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture.

          3. To approve an amendment of Learn2's Amended and Restated Certificate of Incorporation to effect a reverse stock split whereby Learn2 would issue one new share of common stock in exchange for not less than two nor more than ten shares of outstanding common stock.

          4. To elect five directors of Learn2 to serve until the earlier of the 2002 annual meeting of stockholders or until their respective successors are elected and qualified.

          5. To transact such other business as may properly come before the meeting or at any postponements or adjournments of the meeting.

     THESE ITEMS OF BUSINESS ARE DESCRIBED IN THE ATTACHED JOINT PROXY STATEMENT-PROSPECTUS.

     THE ISSUANCE OF SHARES OF LEARN2 COMMON STOCK TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE WILL BE EFFECTIVE ONLY IF THE MERGER IS COMPLETED, AND THE MERGER WILL BE COMPLETED ONLY IF THE ISSUANCE OF SHARES TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE IS ALSO APPROVED. THE REVERSE STOCK SPLIT AND THE ELECTION OF DIRECTORS WILL BE EFFECTIVE ONLY IF THE MERGER IS NOT COMPLETED, AND IMPLEMENTATION OF THE REVERSE STOCK SPLIT WILL BE IN THE DISCRETION OF THE LEARN2 BOARD OF DIRECTORS.

     Your Board of Directors has unanimously approved the merger, the issuance of Learn2 common stock, the reverse stock split and the nominees for director. Your Board of Directors recommends a vote "FOR" the merger, the issuance of Learn2 common stock, the reverse stock split and the nominees for director.


     Any action may be taken on any of the foregoing proposals at the meeting on the date specified above or on any date to which the special meeting may be adjourned or postponed. Only holders of record of Learn2 common stock at the close of business on August 3, 2001 are entitled to notice of, and to vote at, the meeting and any adjournments of postponements of the meeting.


     Your vote is very important. Whether or not you expect to attend the meeting, please complete, date, sign and return promptly the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting. Returning the proxy does not deprive you of your right to attend the meeting and vote your shares in person.

                                          On behalf of the Board of Directors,

                                          Donald Schupak
                                          Chairman of the Board

White Plains, New York
            , 2001

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    vi
SUMMARY OF THE JOINT PROXY STATEMENT-PROSPECTUS.............     1
  The Companies.............................................     1
  The Merger................................................     1
  Background of the Merger..................................     2
  Overview of the Merger Agreement..........................     2
  Conduct of the Combined Companies Following the Merger....     4
  Special Meeting of Stockholders of Learn2.................     4
  Special Meeting of Stockholders of E-Stamp................     4
  Required Votes............................................     4
  Reasons for the Merger....................................     4
  Recommendation of the Boards of Directors and Opinions of
     Financial Advisors.....................................     5
  Conflicts of Interests of Learn2 and E-Stamp Executive
     Officers and Directors in the Merger...................     6
  Related Agreements........................................     7
  Material Federal Income Tax Considerations................     8
  Accounting Treatment......................................     8
  Completion and Effectiveness of the Merger................     8
SELECTED HISTORICAL SUMMARY FINANCIAL DATA..................     9
  Learn2 Selected Historical Financial Data.................     9
  E-Stamp Selected Historical Financial Data................    11
  Summary Unaudited Pro Forma Combined Condensed
     Consolidated Financial Data............................    12
  Comparative Per Share Data................................    14
  Market Price Information..................................    15
  E-Stamp Reverse Stock Split...............................    15
  Recent Developments.......................................    16
RISK FACTORS................................................    17
TRADEMARKS..................................................    29
LEARN2 SPECIAL MEETING OF STOCKHOLDERS......................    30
  Date, Time and Place of Meeting...........................    30
  Purpose of the Special Meeting............................    30
  Record Date; Voting Rights; Proxies.......................    30
  Solicitation of Proxies...................................    31
  Quorum; Abstentions; Broker Non-Votes.....................    31
  Learn2 Proposal No. 1: The Merger and Related
     Transactions...........................................    31
  Required Vote.............................................    31
  Recommendation of the Learn2 Board of Directors...........    31
  Learn2 Proposal No. 2: Issuance of Learn2 Common Stock....    32
  Required Vote.............................................    32
  Recommendation of the Learn2 Board of Directors...........    32
  Learn2 Proposal No. 3: Reverse Stock Split Charter
     Amendment..............................................    32
  Purposes and Reasons for the Reverse Stock Split Charter
     Amendment..............................................    33
  Certain Effects of the Reverse Stock Split Charter
     Amendment..............................................    34
  Execution and Consequences of the Reverse Stock Split
     Charter Amendment......................................    35
  Material Federal Income Tax Consequences of the Reverse
     Stock Split............................................    35
  Transfer Agent and Registrar..............................    36
  Required Vote.............................................    36
  Recommendation of the Learn2 Board of Directors...........    36
  Learn2 Proposal No. 4: Election of Directors of Learn2....    36
  Nominees for Director.....................................    36

                                                              PAGE
                                                              ----
  Meetings and Committees of the Board of Directors.........    37
  Director Compensation.....................................    38
  Compliance with the Exchange Act..........................    38
  Required Vote.............................................    39
  Recommendation of the Learn2 Board of Directors...........    39
E-STAMP SPECIAL MEETING OF STOCKHOLDERS.....................    40
  Date, Time and Place of Meeting...........................    40
  Purpose of the Special Meeting............................    40
  Record Date...............................................    40
  Voting by Proxy...........................................    40
  Solicitation of Proxies...................................    40
  Quorum; Abstentions; Broker Non-Votes.....................    41
  E-Stamp Proposal No. 1: The Merger and Related
     Transactions...........................................    41
  Required Vote.............................................    41
  Recommendation of the E-Stamp Board of Directors..........    41
  E-Stamp Proposal No. 2: Amendment To 1999 Stock Plan......    41
  Summary of 1999 Stock Plan................................    42
  Officer and Director Participation in the 1999 Plan.......    43
  Required Vote.............................................    43
  Recommendation of the E-Stamp Board of Directors..........    43
THE MERGER..................................................    44
  Background of the Merger..................................    44
  Learn2's Reasons for the Merger; Board Recommendation.....    49
  Opinion of Learn2 Financial Advisor.......................    51
  E-Stamp's Reasons for the Merger; Board Recommendation....    59
  Opinion of E-Stamp Financial Advisor......................    61
  Conflicts of Interests of Learn2 and E-Stamp Officers and
     Directors in the Merger................................    65
  Material U.S. Federal Income Tax Consequences of the
     Merger.................................................    66
  Quotation on the OTC Bulletin Board of E-Stamp Common
     Stock to be Issued in the Merger.......................    68
  Deregistration of Learn2 Common Stock After the Merger....    68
  Appraisal Rights..........................................    68
  Accounting Treatment......................................    69
  Market Price Information..................................    70
THE MERGER AGREEMENT........................................    71
  Certificate of Incorporation and Bylaws of E-Stamp After
     the Merger.............................................    71
  Directors and Officers of E-Stamp After the Merger........    71
  Conversion of Learn2 Capital Stock........................    71
  Procedure for Exchanging Learn2 Common Stock for E-Stamp
     Common Stock...........................................    71
  Learn2 Options............................................    72
  Representations and Warranties............................    72
  Learn2's Conduct of Business Before Completion of the
     Merger.................................................    74
  E-Stamp's Conduct of Business Before Completion of the
     Merger.................................................    75
  Learn2 Non-solicitation...................................    75
  E-Stamp Non-solicitation..................................    76
  Registration Statement and Proxy Statement................    77
  Learn2 Special Meeting of Stockholders....................    77
  E-Stamp Special Meeting of Stockholders...................    78
  Directors' and Officers' Indemnification..................    78
  Employee Benefit Matters..................................    78
  Other Covenants...........................................    78
  Conditions to Completion of the Merger....................    79

                                                              PAGE
                                                              ----
  Termination of the Merger Agreement.......................    80
  Expenses Related to the Merger............................    81
  Payment of Termination Fee................................    81
  Extension, Waiver and Amendment of the Merger Agreement...    81
RELATED AGREEMENTS..........................................    81
  The Private Placement.....................................    81
  Letter Agreement..........................................    83
  Lock-Up Agreements of E-Stamp Directors and Executive
     Officers Following the Merger..........................    83
  Voting Agreements.........................................    84
E-STAMP MANAGEMENT AFTER THE MERGER.........................    85
  Board of Directors and Executive Officers of E-Stamp......    85
  Classified Board..........................................    86
  Committees of the E-Stamp Board of Directors..............    86
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL INFORMATION.....................................    87
LEARN2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    95
  Overview..................................................    95
  History...................................................    95
  Sources of Revenue and Revenue Recognition Policy.........    96
  Results of Operations.....................................    97
  Learning Services.........................................    97
  Broadcast Messaging Services..............................    98
  Operating Expenses........................................    98
  2000 Compared to 1999.....................................    99
  Learning Services.........................................   100
  Broadcast Messaging Services..............................   100
  Operating Expenses........................................   101
  1999 Compared to 1998.....................................   103
  Revenues..................................................   103
  Learning Services.........................................   103
  Broadcast Messaging Services..............................   103
  Operating Expenses........................................   104
  Liquidity And Capital Resources...........................   105
  Quarterly Results of Operations for 2000 and 1999.........   107
E-STAMP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   108
  Overview..................................................   108
  Results of Operations.....................................   108
  Quarterly Results of Operations for 2000 and 1999.........   110
  Liquidity and Capital Resources...........................   111
  Recent Accounting Pronouncements..........................   112
LEARN2 BUSINESS.............................................   113
  Overview..................................................   113
  History...................................................   113
  Marketplace...............................................   114
  Competitive Strengths.....................................   114
  Products and Services.....................................   117
  Business Strategy and Strategic Direction.................   118
  Suppliers.................................................   118
  Customers.................................................   119

                                                              PAGE
                                                              ----
  Competition...............................................   119
  Intellectual Property and Licenses........................   120
  Employees.................................................   121
  Properties................................................   121
  Legal Proceedings.........................................   121
E-STAMP BUSINESS............................................   122
  History...................................................   122
  Products and Services.....................................   123
  Professional Services.....................................   123
  Support and Software Upgrades.............................   123
  Product Development.......................................   123
  Competition...............................................   123
  Sales and Marketing.......................................   123
  Customers.................................................   124
  Intellectual Property.....................................   124
  Employees.................................................   124
  Properties................................................   124
  Legal Proceedings.........................................   124
LEARN2 MANAGEMENT...........................................   126
  Executive Officers and Directors..........................   126
  Meetings and Committees of the Board of Directors.........   126
  Employment Contracts and Termination and Change-in-Control
     Arrangements...........................................   126
  Executive Compensation....................................   127
  Option Grants in Last Fiscal Year.........................   127
  Aggregate Option Exercises in Last Fiscal Year and Fiscal
     Year-End Option Values.................................   128
LEARN2 SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
  STOCKHOLDERS..............................................   129
LEARN2 RELATED PARTY TRANSACTIONS...........................   130
TRANSACTIONS WITH RGC INTERNATIONAL INVESTORS, LDC..........   131
LEARN2 REPORTS OF THE AUDIT COMMITTEES AND COMPENSATION
  COMMITTEE OF THE BOARD OF DIRECTORS.......................   132
FEES BILLED FOR SERVICES RENDERED BY PRINCIPAL ACCOUNTANT...   133
LEARN2 REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF
  DIRECTORS.................................................   133
  Compensation Philosophy and Review........................   133
  Compensation of the Chief Executive Officer...............   133
  Deductibility of Executive Compensation...................   134
  Learn2 Performance Graph..................................   135
E-STAMP MANAGEMENT..........................................   136
  Executive Officers and Directors..........................   136
  Classified Board..........................................   138
  Board Committees..........................................   138
  Director Compensation.....................................   138
  Executive Compensation....................................   139
  Option Grants in Last Fiscal Year.........................   140
  Aggregate Option Exercises in Last Fiscal Year and Fiscal
     Year-End Option Values.................................   141
E-STAMP SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
  STOCKHOLDERS..............................................   142
E-STAMP RELATED PARTY TRANSACTIONS..........................   144
  Compensation Committee Interlocks and Insider
     Participation..........................................   145
E-STAMP DESCRIPTION OF CAPITAL STOCK........................   146

                                                              PAGE
                                                              ----
  Authorized Capital Stock..................................   146
  E-Stamp Common Stock......................................   146
  E-Stamp Preferred Stock...................................   146
  Warrants..................................................   147
  Registration Rights.......................................   147
  Delaware Anti-Takeover Law and Charter and Bylaw
     Provisions.............................................   148
  OTC Bulletin Board Listing................................   149
COMPARISON OF RIGHTS OF HOLDERS OF LEARN2 COMMON STOCK AND
  E-STAMP COMMON STOCK......................................   150
  Charter, Bylaws and Governing Law.........................   150
  Capitalization............................................   150
  Board of Directors........................................   151
  Removal of Directors......................................   151
  Stockholder Action by Written Consent.....................   151
  Stockholder Ability to Call Special Meetings..............   151
  Advance Notice Provisions for Stockholder Nominations and
     Proposals..............................................   151
  Stockholder Proxies.......................................   152
  Cumulative Voting.........................................   152
  Notice of Stockholder Meetings............................   152
  Amendment of Bylaws.......................................   153
  Indemnification of Directors and Officers.................   153
  Arrangements Binding on Stockholders......................   153
EXPERTS.....................................................   153
STOCKHOLDER PROPOSALS.......................................   154
WHERE YOU CAN FIND MORE INFORMATION.........................   154
LEGAL MATTERS...............................................   155
Learn2.com, Inc. Consolidated Financial Statements..........   F-1
E-Stamp Corporation Financial Statements....................  F-29



ANNEX I     Agreement and Plan of Merger
ANNEX II    Redemption and Termination Agreement by and among E-Stamp,
            Learn2 and RGC International Investors, LDC
ANNEX III   Form of Voting Agreement by and between E-Stamp and Learn2
            Stockholders
ANNEX IV    Form of Voting Agreement by and between Learn2 and E-Stamp
            Stockholders
ANNEX V     Opinion of Houlihan Lokey Howard & Zukin
ANNEX VI    Opinion of M. Kane & Company, Inc.
ANNEX VII   Learn2 Audit Committee Charter
ANNEX VIII  Learn2 Certificate of Amendment to the Learn2 Amended and
            Restated Certificate of Incorporation
ANNEX IX    Section 262 of the Delaware General Corporation
            Law -- Appraisal Rights


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                             QUESTIONS AND ANSWERS
                                ABOUT THE MERGER

Q: WHAT IS THE MERGER?

A: E-Stamp will acquire Learn2 through a merger of E-Stamp and Learn2 into a single corporation. E-Stamp will be the surviving corporation in the merger. Pursuant to the merger, stockholders of Learn2, including RGC International Investors, LDC, the holder of Learn2's $10 million convertible debenture, will hold approximately 49.9% of the combined company, and stockholders of E-Stamp will hold approximately 50.1% of the combined company. Immediately following the completion of the merger, RGC will hold approximately 16.67% of the combined company.

Q: WHAT WILL LEARN2 STOCKHOLDERS RECEIVE AS A RESULT OF THE MERGER?

A: Learn2 stockholders will be entitled to receive, for each share of Learn2 common stock they own, that number of shares of E-Stamp common stock equal to the quotient obtained by dividing (1) 99.5% of the number of outstanding shares of E-Stamp common stock by (2) the number of outstanding shares of Learn2 common stock. For purposes of this calculation, outstanding shares of both E-Stamp and Learn2 common stock shall include options that will be vested as of the closing of the merger and have an exercise price that is less than or equal to the average closing price of E-Stamp or Learn2 common stock, respectively, for the five consecutive trading days immediately preceding the E-Stamp or Learn2 special meeting, respectively.

    Based on an estimated 38.2 million shares of E-Stamp common stock and 79.4 million shares of Learn2 common stock, which assumes the redemption of Learn2's $10 million convertible debenture in exchange for an estimated 26.5 million shares of Learn2 common stock, outstanding immediately prior to the merger, the exchange ratio would be approximately 0.478. As a result, stockholders of Learn2 would receive approximately 0.478 of a share of E-Stamp common stock for each share of Learn2 common stock that they own. The exchange ratio will fluctuate based on, among other things, the number of shares issuable under vested stock options of E-Stamp and Learn2 with exercise prices equal to or less than the average closing price of each company's common stock for the five consecutive trading days immediately prior to the special meetings. Assuming that the average closing price of each company's common stock for the five consecutive trading days immediately prior to each company's special meeting is less than $1 per share and based on E-Stamp's and Learn2's current capitalization, we estimate that the exchange ratio would range from approximately 0.457 to
    0.485 of a share of E-Stamp common stock for each share of Learn2 common stock.

Q: HOW WILL E-STAMP'S PROPOSED REVERSE STOCK SPLIT AFFECT WHAT LEARN2
   STOCKHOLDERS RECEIVE AS A RESULT OF THE MERGER?


A: At E-Stamp's annual meeting of stockholders to be held on             , 2001,
   E-Stamp intends to submit to its stockholders a proposal to approve an amendment to its Certificate of Incorporation authorizing its board of directors to effect a reverse stock split of not less than 1-for-5 and not greater than 1-for-20. If E-Stamp's stockholders approve the foregoing proposal, the board of directors of E-Stamp will have the authority to implement any of the foregoing reverse stock splits without seeking further stockholder approval following the merger. If E-Stamp's board of directors implements a reverse stock split, shares of E-Stamp common stock received by Learn2 stockholders in the merger will automatically be combined and converted into the smaller number of shares required to implement the reverse stock split at the time of filing of the applicable amendment to E-Stamp's Certificate of Incorporation.


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Q: WILL LEARN2 STOCKHOLDERS HAVE THE RIGHT TO VOTE ON E-STAMP'S PROPOSED REVERSE
   STOCK SPLIT?

A: No. E-Stamp's proposed reverse stock split will be submitted to E-Stamp
   stockholders at E-Stamp's annual meeting to be held on             , 2001. If
   approved by E-Stamp stockholders, no further stockholder approval by E-Stamp or Learn2 stockholders will be required.

Q: WHAT WILL E-STAMP STOCKHOLDERS RECEIVE AS A RESULT OF THE MERGER?

A: E-Stamp stockholders will continue to hold their existing E-Stamp common stock. E-Stamp stockholders immediately prior to the merger will hold approximately 50.1% of the combined company when the merger is completed.

Q: WHEN IS THE LEARN2 STOCKHOLDERS' SPECIAL MEETING RELATING TO THE MERGER, AND
   WHAT SPECIFIC PROPOSALS WILL I BE ASKED TO CONSIDER?

A: The Learn2 stockholders' special meeting will take place on             ,
   2001. At the special meeting, Learn2 stockholders will be asked to:

    - adopt the merger agreement and approve the merger of Learn2 with and into E-Stamp;

    - approve the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture;

    - approve an amendment of Learn2's Amended and Restated Certificate of Incorporation to effect a reverse stock split whereby Learn2 would issue one new share of common stock in exchange for not less than two shares nor more than ten shares of its outstanding common stock; and

    - elect five directors of Learn2 to serve until the earlier of the 2002 annual meeting of stockholders or until their respective successors are elected and qualified.

   THE ISSUANCE OF SHARES OF LEARN2 COMMON STOCK TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE WILL BE EFFECTIVE ONLY IF THE MERGER IS COMPLETED, AND THE MERGER WILL BE COMPLETED ONLY IF THE ISSUANCE OF SHARES TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE IS ALSO APPROVED. The reverse stock split and the election of directors would be effective only if the merger is not completed, and implementation of the reverse stock split would be in the discretion of the board of directors of Learn2.

Q: WHEN IS THE E-STAMP STOCKHOLDERS' SPECIAL MEETING RELATING TO THE MERGER, AND
   WHAT SPECIFIC PROPOSALS WILL I BE ASKED TO CONSIDER?

A: The E-Stamp stockholders' special meeting will take place on                ,
   2001. At the special meeting, E-Stamp stockholders will be asked to:

    - adopt the merger agreement and approve the merger of Learn2 with and into E-Stamp, which includes changing E-Stamp's name to "Learn2 Corporation"; and

    - amend E-Stamp's 1999 Stock Plan to increase the number of shares reserved for issuance under the plan by 7,000,000.

Q: WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this joint proxy statement-prospectus, please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting.

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Q: WHAT HAPPENS IF I DON'T VOTE?

    - If you fail to respond, it will have the same effect as a vote against the merger.

    - If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger.

    - If you respond and abstain from voting, your proxy will have the same effect as a vote against the merger.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

    - you can send, via facsimile or U.S. mail, a written notice to the secretary of Learn2 or E-Stamp, as appropriate, stating that you would like to revoke your proxy;

    - you can complete and submit a new proxy card; or

    - you can attend the special meeting and vote in person.

    Your attendance at the meeting alone will not revoke your proxy. Only your vote at the meeting will revoke your proxy.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY SHARES
   FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, your shares will be considered present at the special meeting for purposes of determining a quorum but will not be voted in favor of the merger. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If you are a Learn2 stockholder, we will send you written instructions for exchanging your Learn2 stock certificates for E-Stamp stock certificates after the merger is completed. If you are an E-Stamp stockholder, you will retain your existing stock certificates after the merger.

Q: HOW DO LEARN2'S OFFICERS AND DIRECTORS PLAN TO VOTE ON THE MERGER?

A: Learn2's board of directors has unanimously approved the merger agreement and the merger and recommends that Learn2's stockholders approve the merger agreement and the merger. In addition, all of Learn2's executive officers and directors, who hold in the aggregate approximately 16.7% of Learn2's outstanding common stock have agreed to vote in favor of the merger agreement and the merger at the Learn2 special meeting. The foregoing percentage excludes shares of Learn2 or E-Stamp common stock issuable to those persons upon exercise of stock options.

Q: HOW DO E-STAMP'S OFFICERS AND DIRECTORS PLAN TO VOTE ON THE MERGER?

A: E-Stamp's board of directors has unanimously approved the merger agreement and the merger and recommends that E-Stamp's stockholders approve the merger agreement and the merger. In addition, all of E-Stamp's executive officers, including some former officers, directors and one of its principal stockholders, who hold in the aggregate approximately 19.7% of E-Stamp's outstanding common stock already have agreed to vote in favor of the merger agreement and the merger at the E-Stamp special meeting. The foregoing percentage excludes shares of E-Stamp common stock issuable to those persons upon exercise of stock options.

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Q: WHEN CAN I SELL THE E-STAMP COMMON STOCK I RECEIVE IN THE MERGER?

A: The shares of E-Stamp common stock you receive in the merger will be freely transferable unless you are an "affiliate" of either E-Stamp or Learn2 or your shares are subject to any contractual restrictions on transfer. Generally, an "affiliate" is considered to be someone who is an executive officer or director of a company or someone who owns more than 5% of the outstanding stock of a company.

Q: WILL I RECEIVE FRACTIONAL SHARES AS A RESULT OF THE MERGER?

A: No. All fractional shares of E-Stamp common stock will be rounded to the nearest whole share.

Q: WHAT ARE THE TAX CONSEQUENCES TO STOCKHOLDERS OF THE MERGER?


A: In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax counsel to E-Stamp, the merger will qualify as a tax-free reorganization for federal income tax purposes. If the merger qualifies as a reorganization, Learn2 stockholders generally will not recognize gain or loss on the exchange of their stock in the merger. Tax matters, however, are very complicated and the tax consequences of the merger to you will depend on the facts of your particular situation. We encourage you to contact your tax advisors to determine the tax consequences of the merger to you.


Q: DO EITHER E-STAMP OR LEARN2 STOCKHOLDERS HAVE DISSENTERS' RIGHTS IN
   CONNECTION WITH THE MERGER?


A: Under Delaware law, E-Stamp stockholders are not entitled to appraisal rights in connection with the merger. However, Learn2 stockholders who submit a written demand for appraisal of their shares and who comply with the other applicable statutory procedures under Delaware law, including not voting in favor of adoption of the merger agreement, will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined by the Delaware Chancery Court. We describe the procedures for exercising appraisal rights in this joint proxy statement-prospectus and we have attached the provisions of Delaware law that govern appraisal rights as Annex IX.


Q: ARE RIGHTS AS AN E-STAMP STOCKHOLDER DIFFERENT THAN RIGHTS AS A LEARN2
   STOCKHOLDER?

A: Yes. At the time of the merger, stockholders of Learn2 will become stockholders of E-Stamp. There are important differences between the rights of stockholders of Learn2 and stockholders of E-Stamp. Please carefully review the description of these differences in the section entitled "Comparison of Rights of Holders of Learn2 Common Stock and E-Stamp Common Stock" in this joint proxy statement-prospectus.

Q: WHAT WILL HAPPEN TO EMPLOYEE STOCK OPTIONS HELD BY LEARN2 EMPLOYEES?

A: All outstanding options to purchase shares of Learn2 common stock, whether or not exercisable, will be assumed by E-Stamp and generally be subject to the same terms and conditions governing outstanding Learn2 options immediately prior to the completion of the merger, except that the number of shares E-Stamp common stock into which each outstanding Learn2 option will be exercisable and the exercise price will be adjusted appropriately to reflect the exchange ratio in the merger.

Q: MAY I EXERCISE STOCK OPTIONS BETWEEN NOW AND THE COMPLETION OF THE MERGER?

A: Yes. Any shares of Learn2 received by holders of Learn2 stock options as a result of the exercise of Learn2 stock options prior to completion of the merger will be exchanged in the merger.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. We hope to complete the merger in the third quarter of 2001.

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Q: WHO WILL BE THE OFFICERS AND DIRECTORS OF E-STAMP FOLLOWING THE MERGER?

A: We have agreed that five of the nine directors of E-Stamp following the merger will be selected by the board of directors of E-Stamp, and four will be selected by Learn2. Robert H. Ewald, President and Chief Executive Officer of E-Stamp, will become the Chairman of the Board of E-Stamp following the merger. Donald Schupak will become the Chairman of the Executive Committee of the Board of E-Stamp. Stephen P. Gott, President and Chief Executive Officer of Learn2, will become the President and Chief Executive Officer of E-Stamp, and Marc E. Landy, Executive Vice President, Chief Financial Officer and Secretary of Learn2, will become the Executive Vice President, Chief Financial Officer, Secretary and Treasurer of E-Stamp. Messrs. Robert H. Ewald, Donald Schupak, Marcelo A. Gumucio, Robert J. Cresci, John V. Balen, James A. Cannavino, Stephen P. Gott, S. Lee Kling and Ms. Rebecca Saeger will be members of the board of directors of E-Stamp immediately following the merger.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: Learn2 stockholders should call Learn2 investor relations at 914-682-4300 with any questions about the merger. E-Stamp stockholders should call E-Stamp investor relations at 650-919-7500 with any questions about the merger.

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                SUMMARY OF THE JOINT PROXY STATEMENT-PROSPECTUS

     This summary highlights selected information contained elsewhere in this joint proxy statement-prospectus regarding the proposals to be voted on and may not cover all the information important to you. You should read the more detailed information appearing elsewhere in this joint proxy statement-prospectus and in the annexes and exhibits hereto.

THE COMPANIES

     Learn2.com, Inc. Learn2's offerings include engaging online and physical learning and training products and complementary services, commonly referred to as e-learning services. Learn2 markets these services to corporate, government and individual clients and customers. Learn2 believes its mix of products and services provides it with a competitive advantage toward becoming the e-learning service provider of choice to its customers.

     Learn2 was incorporated in Delaware in 1993. Its executive offices are located at 1311 Mamaroneck Avenue, White Plains, New York 10605. Its telephone number at that address is 914-682-4300. Its facsimile number at that address is 914-682-4440.

     E-Stamp Corporation. E-Stamp Corporation formerly provided transportation management software that allowed its customers to compare multiple shipping carrier rates, print shipping manifests and shipping carrier labels, and track shipment status. These products were marketed primarily to retailers, manufacturers and distributors. E-Stamp discontinued this business in May 2001.

     E-Stamp was incorporated in Delaware in 1996. Its executive offices are located at 2051 Stierlin Court, Mountain View, California 94043. Its telephone number at that address is 650-919-7500. Its facsimile number at that address is 650-919-7867.


THE MERGER (SEE PAGE 44)


     Structure of the Merger. At the closing of the merger, Learn2 will be merged into E-Stamp and the separate corporate existence of Learn2 will cease. E-Stamp will continue as the surviving corporation and will change its name to Learn2 Corporation.

     What Learn2 Stockholders Will Receive. As of the closing of the merger, the following will occur in accordance with the terms and conditions of the merger agreement:

     - Each outstanding share of Learn2 common stock will be converted into the number of shares of E-Stamp common stock calculated pursuant to the exchange ratio, rounded to the nearest whole share. No fractional shares of E-Stamp common stock will be issued in the merger. The exchange ratio shall equal the quotient obtained by dividing (i) 99.5% of the number of outstanding shares of E-Stamp common stock by (ii) the number of outstanding shares of Learn2 common stock. For purposes of the exchange ratio, outstanding shares of both E-Stamp and Learn2 common stock, including shares issuable to Learn2's $10 million convertible debenture holder, shall include options that will be vested as of the closing of the merger and have an exercise price that is less than or equal to the average closing price of E-Stamp or Learn2 common stock, respectively, for the five consecutive trading days immediately preceding the E-Stamp or Learn2 special meeting, respectively.

     - All outstanding options, warrants and other rights to purchase Learn2 common stock will be assumed by E-Stamp and will become options, warrants and other rights to purchase E-Stamp common stock. The exercise price and number of shares of E-Stamp common stock into which they are convertible will be adjusted based on the exchange ratio.

     What E-Stamp Stockholders Will Receive. E-Stamp stockholders will continue to hold their existing E-Stamp common stock. E-Stamp stockholders immediately prior to the merger will hold approximately 50.1% of the combined company.

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     Value of the Assets, Liabilities and Goodwill. In connection with the merger, the fair value of the acquired assets of Learn2 is estimated to be approximately $33.3 million. The total purchase price is estimated to be approximately $12.5 million plus estimated assumed liabilities of approximately $6.2 million or a total of $18.7 million. As a result, the purchase price is expected to be less than the fair value of the assets acquired. The deficiency of the assets acquired and liabilities assumed in excess of the purchase price is approximately $14.6 million. This is known as negative goodwill. Learn2 entered into the merger agreement even though negative goodwill would be created, primarily due to the significant difficulties that Learn2 experienced in attempting to raise capital.


BACKGROUND OF THE MERGER (SEE PAGE 44)



     The terms of the proposed merger were determined through arm's-length negotiations between Learn2's and E-Stamp's respective board of directors. The exchange ratio in the merger was based on arriving at a number that would both
(1) be acceptable to E-Stamp's board of directors in that it would allow E-Stamp stockholders to retain control of the combined company after the merger, and (2) be acceptable to Learn2's board of directors in that a lower exchange ratio would not have been acceptable given the trading price of Learn2's common stock.



     We encourage you to read the section entitled "The Merger -- Background of the Merger" on pages 44 to 49 of this joint proxy statement-prospectus for a more detailed discussion of how the consideration to be received by the stockholders of Learn2 was determined.



OVERVIEW OF THE MERGER AGREEMENT (SEE PAGE 71)


CONDUCT PRIOR TO THE MERGER

     Each of Learn2 and E-Stamp has agreed to operate its business in the ordinary course and consistent with past practice prior to the merger, except that E-Stamp has discontinued its business. In addition, each of Learn2 and E-Stamp has agreed not to take specified actions without consent of the other company. These actions include, among other things:

     - increasing the compensation or fringe benefits of any employees;

     - establishing, adopting or entering into any employee benefit plan or other similar arrangement;

     - declaring, setting aside or paying any dividends or other distributions;

     - issuing, delivering, awarding, granting or selling any shares of any class of capital stock;

     - incurring indebtedness exceeding $2 million in the aggregate;

     - acquiring or disposing, outside the ordinary course of business, of all or a significant portion of its assets or the assets of any business or corporation; and

     - making or changing any tax or accounting policy.

NO SOLICITATION OF OTHER OFFERS

     Each of Learn2 and E-Stamp has agreed, subject to limited exceptions, not to initiate or engage in discussions with any other party regarding a business combination unless and until the merger agreement is terminated.

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CONDITIONS TO THE MERGER

     Each of E-Stamp's and Learn2's obligation to complete the merger is subject to the satisfaction or waiver of specified conditions, including:

     - the adoption of the merger agreement by both the Learn2 and E-Stamp stockholders;

     - the effectiveness of the registration statement of which this joint proxy statement-prospectus forms a part;

     - no law, regulation or order preventing the completion of the merger may be in effect;

     - our respective representations and warranties in the merger agreement must be true and correct in all material respects;

     - there shall have been no material adverse change in Learn2's or E-Stamp's business or operations;

     - the approval of the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's convertible debenture by Learn2 stockholders; and

     - E-Stamp must have at least $13 million in net cash at the closing, as determined in accordance with the merger agreement.

     The conditions to E-Stamp's and Learn2's obligation to complete the merger relating to shareholder approval, the absence of laws, regulations or orders preventing the merger, and the effectiveness of the registration statement must be satisfied prior to completion of the merger. Each of the other conditions may be waived, in whole or in part, to the extent permitted by applicable laws, by agreement of E-Stamp and Learn2. In the event a waiver is granted, the boards of directors of E-Stamp and Learn2 will evaluate its materiality and determine whether amendment of this joint proxy statement-prospectus and resolicitation of stockholder approval is warranted. For example, a material change in E-Stamp's net cash position after shareholder approval may require amendment and resolicitation of the joint proxy statement-prospectus. However, we generally do not expect the granting of an individual waiver to be sufficiently material to warrant amendment and resolicitation of the joint proxy statement-prospectus. If, for example, E-Stamp failed to satisfy the closing condition related to its minimum cash position and Learn2 waived said condition, E-Stamp and Learn2 may determine that the failure of E-Stamp to satisfy that condition and its subsequent waiver by Learn2 are not material. Stockholders will be notified of any such waiver by a joint press release prior to the special meetings.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated under certain circumstances, including:

     - by mutual written consent of E-Stamp and Learn2;

     - by either E-Stamp or Learn2 if the other party materially breaches its representations, warranties or covenants contained in the merger agreement;

     - by either E-Stamp or Learn2 if the stockholders of the party do not approve and adopt the merger agreement and other proposals; or

     - if the merger is not consummated on or before September 30, 2001.

TERMINATION FEES

     The merger agreement provides that if either E-Stamp or Learn2 terminates the merger agreement as a result of the other company (i) failing to obtain the required vote of its stockholders or (ii) withdrawing or altering its approval or recommendation of the merger agreement, then a termination fee of $500,000 will be due and payable to the other party.

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CONDUCT OF THE COMBINED COMPANIES FOLLOWING THE MERGER (SEE PAGE 113)


     E-Stamp has discontinued its business. After the merger, E-Stamp intends to enter into and conduct the historical business of Learn2.


SPECIAL MEETING OF STOCKHOLDERS OF LEARN2 (SEE PAGE 30)


     Date, Time, and Place. The date, time and place of the Learn2 special meeting are as follows:

                    , 2001

             , local time


     Record Date. Only Learn2 stockholders of record at the close of business on the Learn2 record date, August 3, 2001, are entitled to notice of and to vote at the special meeting.



SPECIAL MEETING OF STOCKHOLDERS OF E-STAMP (SEE PAGE 40)


     Date, Time, and Place. The date, time and place of the E-Stamp special meeting are as follows:

                    , 2001

             , local time

     Record Date. Only E-Stamp stockholders of record at the close of business on the E-Stamp record date, July 31, 2001, are entitled to notice of and to vote at the special meeting.


REQUIRED VOTES (SEE PAGES 31, 32, 36, 39, 41 AND 43)


     The Merger. Adoption of the merger agreement and approval of the merger requires the affirmative vote of holders of:

     - a majority of the outstanding shares of Learn2 common stock; and

     - a majority of the outstanding shares of E-Stamp common stock.

     Issuance of Learn2 Common Stock. Approval of the issuance of approximately
26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture requires the affirmative vote of holders of a majority of the shares of Learn2 common stock present or represented at the special meeting that are entitled to vote on, and cast votes on, this proposal.

     E-Stamp 1999 Stock Plan. Approval of the increase in the number of shares reserved for issuance under E-Stamp's 1999 Stock Plan requires the affirmative vote of holders of a majority of the shares of E-Stamp common stock present or represented at the special meeting.

     Learn2 Reverse Stock Split. Approval of the Learn2 reverse stock split charter amendment requires the affirmative vote of holders of a majority of the outstanding shares of Learn2 common stock.

     Election of Learn2 Directors. Learn2 directors will be elected by a plurality of the votes cast by the holders of Learn2's common stock voting at the special meeting. The five nominees receiving the highest number of affirmative votes of shares entitled to be voted for them will be elected as directors of Learn2.


REASONS FOR THE MERGER (SEE PAGES 49 AND 59)


    The boards of directors of E-Stamp and Learn2 believe that the merger will create a combined company which will have the potential of becoming the world's leading provider of engaging e-learning products and services by combining Learn2's business plan with E-Stamp's working capital and

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

    management. The boards of directors of E-Stamp and Learn2 also believe that the merger will create a combined company that will have the opportunity to:

    - enhance stockholder value for both E-Stamp and Learn2 stockholders;

    - increase revenue opportunities for the combined company;

    - introduce new tutorials and expand the Learn2 product offerings into new markets;

    - eliminate existing Learn2 indebtedness;

    - increase awareness of the Learn2 brand; and

    - attract and retain qualified employees and customers.

    The boards of directors of E-Stamp and Learn2 also considered potential detriments of the merger, including:

    - the dilution to both E-Stamp and Learn2 stockholders to their percentage ownership in the combined company;

    - the risk of diverting management resources from other strategic opportunities and operational matters for an extended period of time;

    - the possibility that the intended benefits of the merger may not be realized;

    - the possibility that the merger might not be completed and that under some circumstances a termination fee may need to be paid;

    - the substantial costs to be incurred in connection with the merger are expected to total approximately $5 million; and

    - the other various risks described in the "Risk Factors" section beginning on page 17 of this joint proxy statement-prospectus.


RECOMMENDATION OF THE BOARDS OF DIRECTORS AND OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 31, 41, 51 AND 61)


     To Learn2 stockholders: The board of directors of Learn2 has approved unanimously the merger agreement and the merger and believes that the merger is advisable and in the best interests of Learn2 and its stockholders. The Learn2 board, therefore, unanimously recommends that Learn2 stockholders vote FOR approval of the merger and adoption of the merger agreement.

     To E-Stamp stockholders: The board of directors of E-Stamp has approved unanimously the merger agreement and the merger and believes that the merger is advisable and in the best interests of E-Stamp and its stockholders. The E-Stamp board, therefore, unanimously recommends that E-Stamp stockholders vote FOR approval of the merger and adoption of the merger agreement.

     Opinion of Learn2's Financial Advisor: In deciding to approve the merger, the Learn2 board of directors considered the opinion of its financial advisor,
M. Kane & Company, Inc., that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the merger is fair, from a financial point of view, to Learn2's stockholders. The fairness opinion is not a recommendation to any stockholder to approve the merger. The full text of this opinion is attached as Annex VI to this joint proxy statement-prospectus. Learn2 urges its stockholders to read the opinion of MK&Co. in its entirety. Learn2 has agreed to pay MK&Co. a fee equal, as of the date of its opinion, to $200,000 plus $15,000 per month thereafter until the completion of the merger or termination of the merger agreement, or, if greater, 2.0625% of the merger consideration. No portion of this fee is contingent upon the completion of the merger. MK&Co. did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Learn2 in connection with preparing its fairness opinion.

     Opinion of E-Stamp's Financial Advisor: In deciding to approve the merger, the E-Stamp board of directors considered the opinion of its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the ratio to exchange Learn2 common stock for E-Stamp common stock is fair, from a financial point of view, to E-Stamp. The fairness opinion is not a recommendation to any stockholder to approve the merger. The full text of this opinion is attached as Annex V to this joint proxy statement-prospectus. E-Stamp urges its stockholders to read the opinion of Houlihan Lokey in its entirety. Houlihan Lokey has not received any independent appraisals in connection with preparing its fairness opinion, but it has independently assessed the valuation of E-Stamp and Learn2. E-Stamp has agreed to pay Houlihan Lokey $400,000 plus expenses for rendering its fairness opinion. No portion of this fee is contingent upon the completion of the merger.

CONFLICTS OF INTERESTS OF LEARN2 AND E-STAMP EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 65)

     Some of the executive officers and directors of Learn2 and E-Stamp will receive benefits if the merger is completed which may result in those persons having interests in the merger that are different from, or in addition to, your interests. These conflicts of interest result from the benefits to be received by those individuals as a result of or in connection with the merger. Specifically, as a result of or in connection with the merger:

     - Robert H. Ewald will be the Chairman of the Board of E-Stamp;

     - Donald Schupak will become Chairman of the Executive Committee of the Board of E-Stamp;

     - Learn2 directors Donald Schupak, Stephen P. Gott, S. Lee Kling and James
       A. Cannavino will become directors of E-Stamp;

     - Robert H. Ewald, Marcelo Gumucio, Robert J. Cresci, John V. Balen and Rebecca Saeger will continue as directors of E-Stamp after the merger;

     - Learn2 officers Stephen P. Gott and Marc E. Landy will become executive officers of E-Stamp;

     - Stock options issued to Stephen P. Gott and Marc E. Landy exercisable to purchase 333,334 and 375,000, respectively, shares of Learn2 common stock at exercise prices ranging from $0.47 to $4.00 per share may become fully vested;

     - Learn2 directors and executive officers will have the right to continued indemnification and insurance coverage by E-Stamp for acts and omissions occurring prior to the merger;

     - Robert H. Ewald and Marcelo Gumucio will continue to receive salaries of approximately $290,000 and $120,000, respectively, after the merger;

     - The loans provided by E-Stamp to Robert H. Ewald and Marcelo Gumucio, having outstanding balances of approximately $290,000 and $90,000, respectively, will be forgiven in their entirety prior to the merger, together with a tax gross up on the forgiveness;

     - E-Stamp will pay Robert H. Ewald a cash bonus of $200,000 upon completion of the merger;

     - E-Stamp will pay Edward F. Malysz a cash bonus of $100,000 upon completion of the merger;

     - E-Stamp intends to enter into a retention agreement with Robert H. Ewald, pursuant to which if E-Stamp terminates Mr. Ewald's employment without cause or as a result of a constructive termination during the two year period after completion of the merger, Mr. Ewald will be entitled to the payment of one year's base salary and continued health coverage, and the forgiveness of Mr. Ewald's loan related to the early exercise of stock options; and


     - Stock options exercised through the issuance of notes by Messrs. Schupak, Cannavino and Ezrin exercisable to purchase 600,000, 215,000 and 145,000, respectively, shares of Learn2 common stock will be repriced from $2.00, $2.00 and a weighted average of $2.14, respectively, per share to $0.01,

       $0.71 and $0.67, respectively, per share and the notes issued by these directors in the principal amount of $1,194,000, $286,667 and $206,667, respectively, will be cancelled and any liens thereunder released. Each of the stock options granted to Messrs. Schupak, Cannavino and Ezrin were granted in April 1998 and exercised in February 1999.



RELATED AGREEMENTS (SEE PAGE 81 - 84, 131)


     Voting Agreements. Learn2 executive officers and directors who hold in the aggregate approximately 16.7% of the outstanding shares of Learn2 common stock have entered into voting agreements with E-Stamp. E-Stamp executive officers, including some former officers, and directors and one of its principal stockholders who hold in the aggregate approximately 19.7% of the outstanding shares of E-Stamp common stock have entered into voting agreements with Learn2. Under the voting agreements, these persons have agreed to vote in favor of approval of the merger and adoption of the merger agreement. The foregoing percentages exclude shares of Learn2 and E-Stamp common stock issuable to those persons upon exercise of stock options.

     RGC Redemption and Termination Agreement. In connection with the merger, Learn2, E-Stamp and RGC International Investors, LDC entered into an agreement providing for the redemption and termination of a convertible debenture in the aggregate principal amount of $10 million issued by Learn2 to RGC. Under the agreement, Learn2's stockholders must approve the issuance to RGC of approximately 26.5 million shares of common stock at the Learn2 special meeting in order to redeem and terminate the debenture. The issuance of shares to RGC will be effective only if the merger is completed, and the merger will be completed only if the issuance of shares to RGC is approved. Immediately following the completion of the merger, RGC will own approximately 16.67% of the combined company.

     Lock-up Agreements. Pursuant to the redemption and termination agreement described above, RGC and each of the persons who will serve as either an executive officer or director of E-Stamp after the merger has entered into a lock-up agreement restricting their ability to dispose of E-Stamp common stock. The lock-up agreements generally prohibit any transfers of E-Stamp common stock before the merger and for the first six months following the merger, and permit sales in only limited circumstances during the following six months. The lock-up agreements for executive officers or directors of E-Stamp following the merger terminate at such time as such person ceases to be an executive officer or director of E-Stamp, except for Messrs. Gott and Schupak whose lock-up obligations do not terminate even if they cease to be officers or directors of E-Stamp following the merger.

     The Private Placement. Pursuant to the merger agreement, E-Stamp loaned Learn2 $2 million on April 25, 2001 in exchange for Learn2's issuance to E-Stamp of a $2 million convertible promissory note. The note is due and payable by Learn2 on April 30, 2002. The maturity date of the note will automatically accelerate if Learn2 becomes the subject of any bankruptcy, insolvency, receivership or similar proceeding. In addition, E-Stamp may declare the note immediately due and payable if:

     - Learn2 breaches its obligations under the note;

     - a default occurs with respect to Learn2's $10 million convertible debenture that results in the acceleration of the due date of the $10 million convertible debenture;

     - Learn2's board withdraws, modifies or changes its recommendation with respect to the merger in a manner adverse to E-Stamp or recommends a different acquisition proposal; or

     - Learn2 executes an agreement relating to an acquisition proposal with a person other than E-Stamp.

     If E-Stamp terminates the merger agreement as a result of Learn2's breach of the merger agreement that results in a material adverse effect on Learn2 and that breach cannot be or has not been cured within 15 days after the giving of written notice by E-Stamp to Learn2, E-Stamp may declare the note due and payable sixty days following the termination of the merger agreement.

     The note is convertible by E-Stamp at any time into 2,000 shares of Series E preferred stock of Learn2. These 2,000 shares of Learn2 Series E preferred stock are initially convertible into an aggregate of 8,000,000 shares of Learn2 common stock, subject to adjustment of the conversion ratio under specified circumstances, at any time following the termination of the merger agreement. The Learn2 Series E preferred stock is not convertible into shares of Learn2 common stock prior to the termination of the merger agreement. As a result, the common stock conversion feature will only be relevant if the merger agreement is terminated, whether as a result of failure to obtain stockholder approval or otherwise. Upon completion of the merger, the note will be cancelled without consideration.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS (SEE PAGE 66)


     In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax counsel to E-Stamp, the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. If the merger so qualifies, generally no gain or loss will be recognized by the holders of shares of Learn2 stock on the exchange of their shares of Learn2 common stock for shares of E-Stamp common stock. All Learn2 stockholders should read carefully the discussion in the "The Merger -- Material U.S. Federal Income Tax Consequences of the Merger" section of this joint proxy statement-prospectus. FURTHER, ALL LEARN2 STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER TO THEM.



ACCOUNTING TREATMENT (SEE PAGE 69)


     We intend to account for the merger under the purchase method of accounting for business combinations. E-Stamp will be treated as the accounting acquirer in the merger.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     We will complete the merger when all of the conditions to completion of the merger have been satisfied or waived in accordance with the merger agreement. The merger will become effective when we file a certificate of merger with the State of Delaware. We intend to complete the merger during the third quarter of 2001.

                   SELECTED HISTORICAL SUMMARY FINANCIAL DATA

LEARN2 SELECTED HISTORICAL FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to Learn2's consolidated statements of operations for each of the years ended December 31, 2000, 1999 and 1998 and with respect to Learn2's consolidated balance sheets as of December 31, 2000 and 1999 have been derived from Learn2's audited financial statements included herein. The selected consolidated financial data set forth with respect to Learn2's consolidated statements of operations for each of the years ended December 31, 1997 and 1996 and with respect to Learn2's consolidated balance sheets as of December 31, 1998, 1997 and 1996 are derived from Learn2's audited financial statements which are not included herein.

     The consolidated statement of operations data for the three months ended March 31, 2001 and 2000, and the consolidated balance sheet data as of March 31, 2001 are derived from the unaudited consolidated financial statements included elsewhere in this document.

     The selected consolidated financial data set forth below is qualified in its entirety by and should be read in conjunction with "Learn2 Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes to those statements included elsewhere herein.

                                   THREE MONTHS
                                  ENDED MARCH 31,                   YEAR ENDED
DECEMBER 31,
                                -------------------
----------------------------------------------------
                                  2001     2000(1)      2000     1999(1)
1998       1997       1996
                                --------   --------   --------   --------
--------   --------   --------
                                    (UNAUDITED)   (IN THOUSANDS, EXCEPT PER
SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues..................  $  5,560   $  5,447   $ 22,070   $ 12,221   $
2,674   $ 10,807   $ 20,549
  Cost of revenues............     1,256      1,767      6,380      3,224
472      4,650      8,299
                                --------   --------   --------   --------
--------   --------   --------
  Gross profit................     4,304      3,680     15,690      8,997
2,202      6,157     12,250
Operating expenses:
  Research and product
     development..............       697      2,138      6,891      3,952
2,396     14,470     19,641
  Sales and marketing.........     2,069      3,539     12,146      9,201
595      5,885     11,262
  General and
     administrative...........     1,607      2,521      9,920      5,274
5,326      5,366      4,290
  Depreciation and
     amortization.............     1,198      1,444      6,060      3,300
1,822      4,181      2,565
  Restructuring and other non-
     recurring charges........       380         --        641      3,619
 --         --         --
  Acquired in-process
     technology...............        --         --         --     24,777
 --         --         --
  Impairment of goodwill and
     other intangible
     assets...................                   --     17,883         --
 --         --         --
                                --------   --------   --------   --------
--------   --------   --------
     Total operating
       expenses...............     5,951      9,642     53,541     50,123
10,139     29,902     37,758
Other (expense) income........      (221)       113       (139)        90
(2,674)     1,333      1,255
Non-cash interest expense
  related to beneficial
  conversion feature
  associated with convertible
  debenture...................    (9,000)        --         --         --
 --         --         --
                                --------   --------   --------   --------
--------   --------   --------
Net loss......................  $(10,868)    (5,849)   (37,990)   (41,036)
(10,611)   (22,412)   (24,253)
Dividends on preferred
  stock.......................        --         --         --         --
338         --         --
Beneficial conversion feature
  associated with preferred
  stock.......................                   --         --
5,479         --         --
                                --------   --------   --------   --------
--------   --------   --------
Net loss available to common
  stockholders................  $(10,868)  $ (5,849)  $(37,990)  $(41,036)
$(16,428)  $(22,412)  $(24,253)
                                ========   ========   ========   ========
========   ========   ========
Basic and diluted loss per
  share available to common
  stockholders................  $  (0.21)  $  (0.11)  $  (0.72)  $  (1.06)  $
(0.92)  $  (1.47)  $  (1.80)
                                ========   ========   ========   ========
========   ========   ========
Basic and diluted weighted
  average shares
  outstanding.................    52,882     52,319     52,702     38,846
17,899     15,241     13,442
                                ========   ========   ========   ========
========   ========   ========

                                         MARCH 31,                  YEAR ENDED
DECEMBER 31,
                                        -----------
----------------------------------------------------
                                           2001         2000     1999(1)
1998       1997       1996
                                        -----------   --------   --------
--------   --------   --------
                                        (UNAUDITED)   (IN THOUSANDS, EXCEPT PER
SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
Total assets..........................   $ 47,439     $ 50,321   $ 75,625   $
13,419   $  9,946   $ 38,933
Long-term debt (including current
  portion)............................      9,354        9,271         --
194        946      6,790
Total stockholders' equity............     30,255       32,123     66,514
10,123      2,525     24,652

-------------------------
(1) Effective January 1, 2000, Learn2 adopted SAB No. 101. Learn2's adoption of SAB No. 101 resulted in a change in method of accounting for cooperative advertising expenses. In accordance with previously existing accounting principles, Learn2 recorded cooperative advertising expenses as a sales and marketing expense. During 2000, as a result of new interpretations of generally accepted accounting principles by the Securities and Exchange Commission through the issuance of SAB No. 101, Learn2 was required to change the accounting policy for cooperative advertising to record these expenses as a reduction of gross revenues. The adjustment for the year ended December 31, 1999 decreased both net revenues and sales and marketing expenses of approximately $1.3 million. The adjustment for the three months ended March 31, 2000 decreased net revenues and sales and marketing expenses of approximately $1.0 million. There was no restatement for the years ended December 31, 1998, 1997 and 1996.

E-STAMP SELECTED HISTORICAL FINANCIAL DATA

     The selected financial data set forth below with respect to E-Stamp's supplemental statement of operations for each of the years ended December 31, 2000, 1999, and 1998 and with respect to E-Stamp's balance sheets as of December 31, 2000 and 1999 have been derived from E-Stamp's audited supplemental financial statements included herein. The selected financial data set forth with respect to E-Stamp's statements of operations for each of the years ended December 31, 1997, and 1996 and with respect to E-Stamp's balance sheets as of December 31, 1998, 1997 and 1996 are derived from E-Stamp's audited financial statements which are not included herein.

     The statement of operations data for the three months ended March 31, 2001 and 2000 and the balance sheet data as of March 31, 2001 are derived from the unaudited financial statements included elsewhere in this document.

     The selected financial data set forth below is qualified in its entirety by and should be read in conjunction with "E-Stamp Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those statements included elsewhere herein.

                                            THREE MONTHS ENDED
                                                 MARCH 31,
YEAR ENDED DECEMBER 31,
                                            -------------------
---------------------------------------------------
                                              2001       2000       2000
1999       1998      1997      1996
                                            --------   --------   ---------
--------   --------   -------   -------
                                                (UNAUDITED)
                                                              (IN THOUSANDS,
EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
General corporate expenses................  $ (1,823)  $ (2,049)  $  (8,230)  $
(9,208)  $ (1,560)  $(1,313)  $  (930)
Interest income...........................       478      1,437       3,982
1,979        380       157       239
Interest expense..........................       (21)       (32)       (178)
  (37)       (10)      (14)       (3)
                                            --------   --------   ---------
--------   --------   -------   -------
Loss from continuing operations...........    (1,366)      (644)     (4,426)
(7,266)    (1,190)   (1,170)     (694)
Loss from discontinued operations.........   (12,487)   (29,044)   (108,400)
(48,144)    (9,520)   (6,508)   (5,645)
                                            --------   --------   ---------
--------   --------   -------   -------
Net loss..................................   (13,853)   (29,688)   (112,826)
(55,410)   (10,710)   (7,678)   (6,339)
Accretion on redeemable convertible
  preferred stock.........................        --         --          --
(2,086)    (1,383)     (196)       --
                                            --------   --------   ---------
--------   --------   -------   -------
Net loss attributable to common
  stockholders............................  $(13,853)  $(29,688)  $(112,826)
$(57,496)  $(12,093)  $(7,874)  $(6,339)
                                            ========   ========   =========
========   ========   =======   =======
Loss per share, basic and diluted:
  Continuing operations...................  $  (0.04)  $  (0.02)  $   (0.12)  $
(0.42)  $  (0.09)  $ (0.09)  $ (0.06)
  Discontinued operations.................  $  (0.33)  $  (0.80)  $   (2.92)  $
(2.78)  $  (0.73)  $ (0.50)  $ (0.45)
  Net loss attributable to common
    stockholders..........................  $  (0.37)  $  (0.82)  $   (3.04)  $
(3.32)  $  (0.92)  $ (0.61)  $ (0.51)
Shares used in computing loss per share,
  basic and diluted.......................    37,539     36,086      37,144
17,313     13,075    12,966    12,543

                                                      AS OF
AS OF DECEMBER 31,
                                                    MARCH 31,
---------------------------------------------------
                                                      2001         2000
1999       1998      1997      1996
                                                   -----------   ---------
--------   --------   -------   -------
                                                   (UNAUDITED)
  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents......................    $15,153     $  25,233
$118,689   $ 10,217   $ 4,111   $ 3,910
  Working capital................................     13,632        19,543
124,590      8,805     2,398     3,394
  Total assets...................................     26,541        42,907
136,417     10,811     4,763     4,873
  Capital lease, net of current portion..........         --            --
  --         11        38        88
  Redeemable convertible preferred stock.........         --            --
  --     23,469     6,126        --
  Total stockholders' equity (deficit)...........     18,356        30,977
127,330    (15,196)   (3,390)    4,070

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA


     The following summary unaudited pro forma combined condensed consolidated financial data of E-Stamp which gives effect to the merger as a purchase transaction, is derived from the unaudited pro forma combined consolidated financial statements included elsewhere in this joint proxy statement-prospectus. The pro forma combined condensed consolidated statement of operations data for the three months ended March 31, 2001 and for the year ended December 31, 2000 is presented as if the merger was completed on January 1, 2001 and 2000, respectively and E-Stamp issued approximately 38 million shares of E-Stamp common stock in the merger. The pro forma combined condensed consolidated balance sheet data is presented as if the merger was completed on March 31, 2001. You should read it in conjunction with the unaudited pro forma combined condensed consolidated financial statements and the separate audited supplemental financial statements of E-Stamp and Learn2 included in this joint proxy statement-prospectus. See "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements" on page 87.


     The unaudited pro forma combined condensed consolidated financial statements are presented in this joint proxy statement-prospectus for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred as of the dates indicated nor are they necessarily indicative of the financial position or results of operations of E-Stamp and Learn2 on a consolidated basis in the future.

                                                                      E-STAMP
AND LEARN2

---------------------------------------
                                                                 FOR THE
      FOR THE
                                                            THREE MONTHS ENDED
    YEAR ENDED
                                                              MARCH 31, 2001
 DECEMBER 31, 2000
                                                            ------------------
 -----------------
                                                             (IN THOUSANDS,
EXCEPT PER SHARE DATA)

(UNAUDITED)
PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF
  OPERATIONS:
Net revenues..............................................       $  5,560
     $  22,070
Cost of revenues..........................................          1,256
         6,380
                                                                 --------
     ---------
Gross profit..............................................          4,304
        15,690
Operating expenses:
  Research and development................................            697
         6,891
  Sales and marketing.....................................          2,069
        12,146
  General and administrative..............................          3,430
        18,150
  Depreciation and amortization...........................            412
         1,132
  Restructuring and non-recurring costs...................          2,067
         2,328
                                                                 --------
     ---------
Total operating expenses..................................          8,675
        40,647
                                                                 --------
     ---------
Operating loss............................................         (4,371)
       (24,957)
Interest income...........................................            549
         4,614
Interest expense..........................................           (140)
          (417)
Other income (expenses) net...............................            (23)
           223
                                                                 --------
     ---------
Net loss from continuing operations.......................         (3,985)
       (20,537)
                                                                 --------
     ---------
Net loss from discontinued operations.....................        (12,487)
      (108,400)
                                                                 --------
     ---------
Net loss attributable to common stockholders..............       $(16,472)
     $(128,937)
                                                                 ========
     =========
Basic and diluted loss per common share
  Continuing operations...................................       $  (0.05)
     $   (0.27)
                                                                 ========
     =========
  Discontinued operations.................................       $  (0.17)
     $   (1.45)
                                                                 ========
     =========
  Net loss available to common stockholders...............       $  (0.22)
     $   (1.72)
                                                                 ========
     =========
Weighted average basic and diluted common shares
  outstanding.............................................         75,349
        74,954
                                                                 ========
     =========

                                                                MARCH 31,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
  DATA:
Cash, cash equivalents and restricted cash..................     $21,330
Working capital.............................................       9,973
Total assets................................................      44,190
Total liabilities...........................................      19,380
Total stockholders' equity..................................      24,810

COMPARATIVE PER SHARE DATA
(UNAUDITED)

     The following table sets forth E-Stamp and Learn2 historical and E-Stamp pro forma combined per share financial information for E-Stamp and Learn2 at and for the year ended December 31, 2000. The pro forma equivalent per share information is computed on E-Stamp common stock only, using the E-Stamp pro forma combined information and an estimated exchange ratio of 0.478 shares of E-Stamp common stock for each share of Learn2 common stock. The information in these tables is not necessarily an indicator of future operations and should be read in conjunction with the historical and unaudited pro forma financial statements which are furnished within this joint proxy statement-prospectus.

                                                      THREE MONTHS ENDED
     YEAR ENDED
                                                        MARCH 31, 2001
  DECEMBER 31, 2000
                                                   -------------------------
-------------------------
                                                   HISTORICAL     PRO FORMA
HISTORICAL     PRO FORMA
                                                   -----------   -----------
-----------   -----------
                                                   (UNAUDITED)   (UNAUDITED)
(UNAUDITED)   (UNAUDITED)
E-Stamp Historical and Pro Forma:
  Net Loss Per Share(1)..........................    $(0.37)        $(0.22)
$(3.04)        $(1.72)
  Tangible book Value Per Share(2)...............    $(0.49)        $ 0.22
$ 0.71         $ 0.28
Learn2 Historical and Pro Forma (Equivalent)(3):
  Net Loss Per Share(1)..........................    $(0.21)        $(0.10)
$(0.72)        $ (.82)
  Tangible book Value Per Share(2)...............    $(0.07)        $ 0.11
$(0.04)        $ 0.13

-------------------------
(1) Net loss per share is determined by dividing net loss by weighted average shares outstanding.

(2) The tangible book value per share is computed by dividing stockholders' equity less intangible assets by the number of weighted average shares of common stock outstanding. The E-Stamp pro forma combined book value per share is computed by dividing pro forma stockholders' equity less intangible assets by the pro forma number of shares of E-Stamp common stock outstanding as of March 31, 2001 and December 31, 2000 assuming the merger had occurred on January 1, 2000.

(3) The Learn2 equivalent pro forma combined per share amounts are calculated by multiplying the E-Stamp pro forma combined per share amounts by the exchange ratio of 0.478.

MARKET PRICE INFORMATION


     E-Stamp common stock is traded on the OTC Bulletin Board under the symbol "ESTM." Learn2 common stock is traded on the OTC Bulletin Board under the symbol "LTWO." Prior to August 2, 2001, both E-Stamp common stock and Learn2 common stock traded on the Nasdaq National Market.



     The following table sets forth the closing prices per share of E-Stamp common stock and the closing prices per share of Learn2 common stock (1) as reported on the Nasdaq National Market on April 19, 2001, the last full trading day preceding public announcement that E-Stamp and Learn2 had entered into the merger agreement and (2) as reported on the OTC Bulletin Board on 2001, the last full trading day for which it was practicable to obtain closing prices at the time of the printing of this joint proxy statement-prospectus.


                                                     LEARN2         E-STAMP
                                                  COMMON STOCK    COMMON STOCK
                                                  ------------    ------------
April 19, 2001..................................     0.420           0.170
        , 2001..................................

     The following table includes the equivalent price per share of Learn2 common stock assuming that the merger had occurred on April 19, 2001. The equivalent per share price reflects the value of E-Stamp common stock that would be received by a Learn2 stockholder for each share of Learn2 common stock applying the exchange ratio in the merger agreement to the market price of E-Stamp common stock on that date. The table includes total outstanding shares of E-Stamp common stock and Learn2 common stock as adjusted for vested stock options and warrants with exercise prices equal to or less than the average closing price of the respective company's common stock for the five consecutive trading days immediately prior to that date. The total outstanding shares of Learn2 common stock has also been adjusted to include an estimated 26,457,067 shares of Learn2 common stock issuable upon the redemption of Learn2's $10 million convertible debenture.


                  EQUIVALENT PRICE
                         E-STAMP TOTAL   LEARN2 TOTAL                 AVERAGE
     AVERAGE        PER SHARE OF
                          OUTSTANDING    OUTSTANDING    EXCHANGE      E-STAMP
     LEARN2            LEARN2
                            SHARES          SHARES       RATIO     CLOSING PRICE
  CLOSING PRICE     COMMON STOCK
                         -------------   ------------   --------   -------------
  -------------   ----------------
April 19, 2001.........   38,150,637      79,371,201     0.4783       $0.156
     $0.326            $0.081

     Because the market price of E-Stamp common stock may increase or decrease before the completion of the merger, Learn2 stockholders are urged to obtain current market quotations. In addition, Learn2 stockholders may receive less than or more than 0.4783 of a share of E-Stamp common stock for each share of Learn2 common stock depending on the number of shares of E-Stamp common stock and Learn2 common stock outstanding immediately prior to the merger and the number of shares of E-Stamp common stock and Learn2 common stock issuable under vested options and warrants with exercise prices equal to or less than the average closing price of the respective company's common stock during the five-day measurement period immediately prior to the special meetings.


E-STAMP REVERSE STOCK SPLIT



     At E-Stamp's annual meeting of stockholders to be held on           , 2001,
E-Stamp intends to submit to its stockholders a proposal to authorize its board of directors to implement a reverse stock split for the purpose of regaining compliance with the Nasdaq National Market's minimum per share bid price requirements. If approved by E-Stamp stockholders, E-Stamp's board of directors will have the authority to implement the reverse stock split without seeking further stockholder approval by E-Stamp or Learn2 stockholders. E-Stamp's common stock currently trades on the OTC Bulletin Board, and we cannot assure you that E-Stamp will be able to regain its listing on the Nasdaq National Market.

RECENT DEVELOPMENTS

     On April 20, 2001 E-Stamp announced that it was in the process of discontinuing its transportation management solutions business. In May 2001, E-Stamp completed the discontinuation of its transportation management business.

     In April 2001, E-Stamp sold all of its patents and patent applications and certain trademarks and domain names related to its Internet postage business to Stamps.com, Inc. for cash proceeds of $7.5 million. E-Stamp will record a gain of approximately $7.5 million related to this transaction in the three months ending June 30, 2001.


     On June 14, 2001, E-Stamp announced that it had sold its Digital Shipper and e-Receive products, maintenance and support contracts and trademarks to Data Track Technologies of California, Inc. for cash proceeds of $55,000 and a promissory note of $110,000. Under the agreement, Data Track assumed all of E-Stamp's maintenance and warranty obligations to its customers.



     On June 18, 2001, E-Stamp entered into an agreement with Pitney Bowes, Inc. to settle all litigation between the companies. The litigation, which included claims of infringement of Pitney Bowes patents and antitrust counterclaims by E-Stamp, was resolved without admission of liability. E-Stamp paid $2 million to Pitney Bowes in connection with the settlement, and recovered insurance proceeds of approximately $1.8 million.



     In July 2001, ViaGrafix Corporation, a wholly-owned subsidiary of Learn2, entered into a letter of intent to sell Etracks.com, Inc. to the president of Etracks for a purchase price of $2.5 million. Under the terms of the letter of intent, at the closing of the transaction, $1.0 million of the purchase price would be paid in cash and $1.5 million would be paid pursuant to the issuance of a senior secured promissory note. The letter of intent will expire on November 16, 2001. If the contemplated transaction is not completed, Etracks.com, Inc. will continue to operate its historical business as a subsidiary of ViaGrafix.



     On August 2, 2001, both E-Stamp common stock and Learn2 common stock were delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board.



     On August 2, 2001, E-Stamp announced financial results for its second quarter ended June 30, 2001. For the second quarter, E-Stamp reported net income of $0.6 million, or $.02 per share, derived primarily from a gain on disposal of discontinued operations of $2.1 million, income from discontinued operations of $0.9 million, and a loss from continuing operations of $2.4 million. The gain on disposal of discontinued operations was attributable to the sale of E-Stamp's Internet postage intellectual property to Stamps.com and the sale of its Digital Shipper business to DataTrak Technologies of California. As of June 30, 2001, E-Stamp's cash and cash equivalents were approximately $17 million.

                                  RISK FACTORS

     You should consider carefully the risks described below before making your decision to approve the merger. These factors should be considered in conjunction with the other information contained in this joint proxy statement-prospectus, the annexes and the exhibits.

     If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the business, financial condition or results of operations of E-Stamp and Learn2 could be harmed.

RISKS RELATED TO THE MERGER

DECREASES IN THE TRADING PRICE OF E-STAMP'S COMMON STOCK WILL REDUCE THE VALUE OF WHAT LEARN2 STOCKHOLDERS RECEIVE IN THE MERGER.

     Upon completion of the merger, shares of Learn2 capital stock will be converted into shares of E-Stamp capital stock. Any change in the price of either Learn2 common stock or E-Stamp common stock will affect the value Learn2 stockholders receive in the merger. The market values of Learn2's common stock and E-Stamp's common stock have experienced significant volatility, and the value of the shares of E-Stamp common stock to be received in the merger will go up or down as the market price of E-Stamp common stock goes up or down. Stock price changes may result from a variety of factors that are beyond the control of Learn2 and E-Stamp. Neither party is permitted to "walk away" from the merger or resolicit the vote of its stockholders solely because of changes in the market price of either party's common stock.

     The prices of Learn2 common stock and E-Stamp common stock at the closing of the merger may vary from their respective prices on the date of this joint proxy statement-prospectus and on the date of the special meetings. Because the date the merger is completed may be later than the date of the special meetings, the prices of Learn2's common stock and E-Stamp's common stock on the date of the special meetings may not be indicative of their respective prices on the date the merger is completed.

LEARN2 AND E-STAMP MAY NOT REALIZE THE INTENDED BENEFITS OF THE MERGER.

     Learn2 and E-Stamp believe that the merger will provide many benefits to the combined company. Combining the two companies may, however, be complex, time consuming and expensive. In addition, the combined company will have a board of directors comprised of directors from both companies, and management comprised principally of executive officers from Learn2. There can be no assurance that Learn2 and E-Stamp will be able to combine their businesses effectively, that the board of directors and management will be able to work together to effectively manage the combined company or that the combined company will realize the benefits of the merger. The failure to realize these benefits could adversely affect the combined company's business.


DIRECTORS OF E-STAMP AND LEARN2 HAVE POTENTIAL CONFLICTS OF INTEREST IN RECOMMENDING THAT YOU VOTE IN FAVOR OF ADOPTING THE MERGER AGREEMENT.



     Some of the directors of E-Stamp and some of the directors of Learn2 who recommend that you vote in favor of the merger agreement will receive benefits if the merger is completed that provide them with interests in the merger that differ from yours. Following completion of the merger, Robert H. Ewald, President and Chief Executive Officer of E-Stamp, will serve as Chairman of the Board of the combined company. In addition, Learn2 directors Messrs. Schupak, Gott, Kling and Cannavino will become directors of E-Stamp after completion of the merger, with Mr. Schupak, Chairman of the Board of Learn2, becoming Chairman of the Executive Committee of the Board of E-Stamp. The receipt of compensation or other benefits in the merger, including the vesting of stock options, or the continuation of indemnification arrangements for current directors of Learn2 following completion of the merger, may influence these directors in making their recommendation that you vote in favor of the merger agreement.

E-STAMP'S REVERSE STOCK SPLIT MAY NOT RESULT IN AN INCREASE IN THE PER SHARE PRICE OF E-STAMP'S COMMON STOCK; THERE ARE OTHER RISKS ASSOCIATED WITH THE REVERSE STOCK SPLIT.



     E-Stamp cannot predict whether its proposed reverse stock split of not less than 1-for-5 and not greater than 1-for-20 shares will increase the market price for E-Stamp's common stock. E-Stamp and Learn2 stockholders may be impacted adversely as a result of the reverse stock split. The history of similar reverse stock splits for companies in like circumstances is varied. Among other things:


     - The market price per new share of E-Stamp common stock after the reverse stock split may not rise in proportion to the reduction in the number of old shares of E-Stamp common stock outstanding before the reverse stock split; and


     - The reverse stock split may not result in a per share price that will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq or E-Stamp may not otherwise meet the requirements of Nasdaq for reinstatement for trading on Nasdaq.


     The market price of E-Stamp's common stock will also be based on E-Stamp's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of E-Stamp's common stock declines, the percentage decline as an absolute number and as a percentage of E-Stamp's overall market capitalization may be greater than would occur in the absence of a reverse stock split. Such a decline would impact Learn2 stockholders by decreasing both the aggregate number and the aggregate value of the E-Stamp shares they will receive in the merger. Furthermore, liquidity of E-Stamp's common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

LEARN2 OR, IF THE MERGER IS COMPLETED, E-STAMP IS OBLIGATED TO REGISTER THE SHARES ISSUABLE TO LEARN2'S CONVERTIBLE DEBENTURE HOLDER.


     Learn2's convertible debenture holder has registration rights pursuant to which Learn2 or, if the merger is completed, E-Stamp is obligated to file a registration statement covering the shares issuable to it as a result of conversion or termination of the debenture. As a result, approximately 12.7 million shares representing approximately 16.67% of the combined company's common stock will become eligible for sale in the public market after completion of the merger, subject to certain contractual restrictions on resale described on page 131. If the merger is not completed, Learn2 will be obligated to register for resale approximately 33.1 million shares representing 38.5% of Learn2's common stock.


IF THE CONDITIONS TO THE MERGER ARE NOT MET OR WAIVED, THE MERGER WILL NOT
OCCUR.


     Specified conditions must be satisfied or waived to complete the merger. The conditions relating to stockholder approval, the absence of laws, regulations or orders preventing the merger, and the effectiveness of the registration statement must be satisfied prior to completion of the merger and may not be waived by E-Stamp or Learn2. E-Stamp and Learn2 cannot assure you that each of these conditions will be satisfied. The other conditions relating to the accuracy of each company's representations, compliance with covenants, the absence of a material adverse effect on either company and E-Stamp's minimum net cash may be waived by agreement of E-Stamp and Learn2. If the conditions to the merger are not satisfied or waived, as applicable, the merger will not occur or will be delayed, and the intended benefits of the merger may not occur. In particular, if E-Stamp does not have net cash, as determined in accordance with the merger agreement, of at least $13 million as of the closing of the merger, Learn2 is not required to close.


LEARN2 AND E-STAMP MAY WAIVE ONE OR MORE OF THE CONDITIONS TO THE MERGER WITHOUT RESOLICITING STOCKHOLDER APPROVAL FOR THE MERGER.

     The conditions to E-Stamp's and Learn2's obligation to complete the merger relating to stockholder approval, the absence of laws, regulations or orders preventing the merger, and the effectiveness of the registration statement must be satisfied prior to completion of the merger. Each of the other conditions to may be waived, in whole or in part, to the extent permitted by applicable laws, by agreement of E-Stamp and Learn2. The boards of directors of E-Stamp and Learn2 will evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement-prospectus and resolicitation of proxies is warranted. However, we generally do not expect any such waiver to be sufficiently material to warrant resolicitation of stockholders. In the event the boards of Learn2 and E-Stamp determine any such waiver is not sufficiently material to warrant resolicitation of stockholders, Learn2 and E-Stamp will have the discretion to complete the merger without seeking further stockholder approval. For example, Learn2 could agree to complete the merger even if E-Stamp's net cash, as determined in accordance with the merger agreement, is below $13 million at closing.

THE MERGER MAY RESULT IN A LOSS OF OUR EMPLOYEES.

     Despite our efforts to hire and retain quality officers and employees, we might lose officers and employees following the merger. Competition for qualified management, sales, engineering and technical employees is intense. Some employees of Learn2 hold options that will vest as a result of the merger, and this may affect our ability to retain these officers and employees. In addition, competitors may recruit officers and employees prior to the merger. As a result, employees could leave with little or no prior notice. We cannot assure you that the combined company will be able to attract, retain and integrate officers and employees following the merger.

E-STAMP'S AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT AS TO E-STAMP'S ABILITY TO CONTINUE AS A GOING CONCERN FOR LACK OF CURRENT BUSINESS OPERATIONS.

     Based on the fact that E-Stamp has discontinued all of its current business operations, E-Stamp's auditors have expressed substantial doubt as to E-Stamp's ability to continue as a going concern. E-Stamp intends to continue and grow Learn2's business as a means of generating revenue after completion of the merger. E-Stamp does not currently have a plan to generate revenue if the merger is not completed. E-Stamp may not be able to successfully devise and implement a new business plan capable of generating sufficient revenues to support E-Stamp as a going concern if the merger is not completed.


LEARN2'S AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT AS TO LEARN2'S ABILITY TO CONTINUE AS A GOING CONCERN DUE TO AN EVENT OF DEFAULT UNDER LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE.



     On August 2, 2001, Learn2's common stock was delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board. The delisting of Learn2's common stock from the Nasdaq National Market is an event of default under Learn2's $10 million convertible debenture. Based on the fact that Learn2 would be in default upon the earlier of (x) the termination of the merger agreement, (y) September 30, 2001 and (z) the date of occurrence of an event of default under the $2 million convertible promissory note issued to E-Stamp by Learn2, Learn2's auditors have expressed substantial doubt as to Learn2's ability to continue as a going concern.


FAILURE TO COMPLETE THE PROPOSED MERGER COULD ADVERSELY AFFECT EACH OF E-STAMP'S AND LEARN2'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

     The merger is subject to the approval of E-Stamp's and Learn2's stockholders and specified closing conditions. In the event that the merger is not successfully completed, E-Stamp and Learn2 each may be subject to a number of material risks, including the following:

     - the price of E-Stamp's and Learn2's common stock may decline to the extent that the current market price for its common stock reflects a market assumption that the proposed merger will be completed; and

     - costs related to the proposed merger, such as legal, accounting, and financial advisory fees, must be paid by E-Stamp and Learn2, even if the merger is not completed.

     In addition, in the event that the merger is not completed: the E-Stamp board of directors may not be able to secure a similar strategic transaction to provide E-Stamp with a continuing business, and the Learn2 board of directors may not be able to secure a similar strategic transaction to provide Learn2 with cash for working capital and other purposes.

IF THE MERGER IS NOT COMPLETED, LEARN2 MAY NOT HAVE SUFFICIENT CASH TO CONTINUE ITS BUSINESS.


     Learn2 has been operating its business on the basis that the merger will be completed. If the merger is not completed and Learn2 is not successful in raising additional funds from operations, the issuance of securities, sale of Etracks.com, Inc. or otherwise, Learn2 may not have sufficient cash to fund operations and repay its obligations under its $10 million convertible debenture or the $2 million convertible promissory note issued to E-Stamp by Learn2. The amount of the shortfall could exceed $12 million and is dependent upon a variety of factors, including the timely introduction and market success of its products, the costs of developing, producing and marketing these products, adoption of the Internet as a medium of commerce and delivery of services, general economic conditions and various other factors. If Learn2's board of directors withdraws, modifies or changes its recommendation with respect to the merger in a manner adverse to E-Stamp or upon other events of default described on pages 7 and 79, E-Stamp may declare the note immediately due and payable. In addition, if the merger is not completed, the delisting of Learn2's common stock from the Nasdaq National Market would be an event of default under the debenture. The conversion of Learn2's $10 million convertible debenture and the $2 million convertible promissory note issued to E-Stamp by Learn2 would result in the issuance of approximately 54 million shares of Learn2's common stock. As a result, the percentage ownership of stockholders in Learn2 would be significantly reduced.


THE MERGER WILL RESULT IN SUBSTANTIAL COSTS WHETHER OR NOT COMPLETED.

     The merger will result in significant costs to E-Stamp and Learn2. Transaction costs are estimated at approximately $5 million. These costs are expected to consist primarily of fees for investment bankers, attorneys, accountants, filing fees and financial printers. All of these costs will be incurred whether or not the merger is completed. In addition to these costs, if the merger is completed E-Stamp has agreed to pay RGC $1 million as part of the redemption of Learn2's $10 million debenture upon completion of the merger.

E-STAMP'S PRO FORMA ACCOUNTING FOR THE ACQUISITION OF LEARN2 MAY CHANGE.

     E-Stamp has allocated the total estimated purchase price for the acquisition of Learn2 on a preliminary basis to assets and liabilities based on E-Stamp's best estimate of the fair values of these assets and liabilities, with the excess of the fair value of net assets acquired over the purchase consideration treated as a reduction of goodwill, other intangible assets and fixed assets of Learn2. This allocation is subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed. The impact of these changes could be material to E-Stamp's future results of operations.

LEARN2'S REVERSE STOCK SPLIT MAY NOT RESULT IN AN INCREASE IN THE PER SHARE PRICE OF LEARN2'S COMMON STOCK; THERE ARE OTHER RISKS ASSOCIATED WITH THE REVERSE STOCK SPLIT.

     Learn2 cannot predict whether its proposed reverse stock split of not less than 1-for-2 and not greater than 1-for-10 shares will increase the market price of Learn2's common stock. Learn2 stockholders may be impacted adversely as a result of the reverse stock split. The history of similar stock split combinations for companies in like circumstances is varied. Among other things:

     - The market price per new share of Learn2 common stock after the reverse stock split may not rise in proportion to the reduction in the number of old shares of Learn2 common stock outstanding before the reverse stock split; and

     - The reverse stock split may not result in a per share price that will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq or Learn2 may not otherwise meet the requirements of Nasdaq for reinstatement for trading on Nasdaq.


     The market price of Learn2's common stock will also be based on Learn2's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Learn2's common stock declines, the percentage decline as an absolute number and as a percentage of Learn2's overall market capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, liquidity of Learn2's common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

RISKS RELATED TO THE COMBINED COMPANY FOLLOWING THE MERGER


OUR SECURITIES HAVE BEEN DELISTED FROM THE NASDAQ NATIONAL MARKET WHICH COULD RESULT IN YOUR BEING UNABLE TO SELL OUR STOCK READILY OR AT ALL.



     Our securities were delisted from the Nasdaq National Market on August 2, 2001. The delisting may impact adversely the liquidity of our securities, not only in the number of shares which can be bought or sold, but also through delays in the timing of transactions and reductions in potential security analyst and media coverage. This may reduce the demand for our common stock and the trading price of our securities. The delisting will greatly impair our ability to raise additional working capital.



     Our common stock currently trades on the OTC Bulletin Board and is subject to regulation as a "penny stock." The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price or exercise price of less than $5.00 per share, subject to certain exceptions, including listing on the Nasdaq National Market or the Nasdaq SmallCap Market. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of holders to sell these securities in the secondary market and the price at which such holders can sell any such securities.



     If we were to reapply to list our securities on Nasdaq, we might reapply for listing on The Nasdaq Small Cap Market rather than The Nasdaq National Market. Compared to securities listed on The Nasdaq National Market, securities listed on The Nasdaq Small Cap Market are not quoted in regional newspapers, are less likely to receive analyst coverage and are less likely to be invested in by institutional investors. In addition, securities traded on The Nasdaq Small Cap Market are not exempt from state securities laws.


WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT; WE MAY CONTINUE TO EXPERIENCE LOSSES.

     For the year ended December 31, 2000, Learn2 incurred a net operating loss of approximately $38 million and for the three months ended March 31, 2001, incurred a net loss of approximately $11 million. Learn2 had an accumulated deficit of approximately $175 million at March 31, 2001. For the year ended December 31, 2000, E-Stamp incurred a net loss of approximately $113 million and for the three months ended March 31, 2001, incurred a net loss of approximately $14 million. E-Stamp had an accumulated deficit of approximately $203 million at March 31, 2001. We expect to continue to incur losses before depreciation and amortization charges for the foreseeable future. In addition, in connection with the acquisition of Learn2, we will incur significant accounting charges. These losses will be substantial, and we may not ever become profitable.

WE MAY NEED TO RAISE ADDITIONAL FUNDS.


     When the merger is completed, we believe we will have sufficient resources for operating requirements and sufficient resources to realize the combined company's business plan for at least the next twelve months to continue operations. The completion of the merger is expected to enhance the combined company's ability to finance its growth as cash flow and capital markets access of the combined company may be greater than prior to the merger. To date, both E-Stamp and Learn2 continue to use cash and operate at a loss. The combined company's ability to achieve positive cash flow depends upon a variety of factors, including the timely introduction and market success of our products, the costs of developing, producing and marketing these products, adoption of the Internet as a medium of commerce and delivery of services, general economic conditions and various other factors, some of which may be beyond our control. In addition, we may raise additional funds to develop, acquire and/or market products, businesses or technologies. These funds may be raised through joint ventures, the sale of assets, the incurrence of debt, or the issuance of securities. If additional funds are raised through the issuance of equity or convertible securities, the percentage ownership of stockholders in the combined company will be reduced. Also, these securities may have rights, preferences or privileges senior to the combined company's common stock. However, it is possible that additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to realize our business plan.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, WHICH COULD CAUSE OUR SHARE PRICE TO BE VOLATILE.

     Due to the emerging nature of the e-learning market and a sluggish economy, we may be unable to forecast our revenues and profitability accurately. Because many of our costs will be fixed and based on anticipated revenue levels, variations in, and the timing of, revenue recognition could cause significant variations in operating results from quarter to quarter. If our future operating results are below the expectations of investors, the trading price of the combined company's common stock is likely to fall.

IF WE ARE UNABLE TO DEVELOP AWARENESS OF THE LEARN2 BRAND, OUR CUSTOMER BASE MAY NOT GROW AS EXPECTED.

     Developing the Learn2 brand within our target markets is critical to achieving widespread acceptance of our tutorials and a broad customer base. We may not succeed in developing the Learn2 brand if more successful competitors emerge, we are unable or fail to devote sufficient resources to marketing efforts, or course performance problems cause customer dissatisfaction. Our inability to develop the Learn2 brand would hinder growth.

WE WILL OPERATE IN A RAPIDLY CHANGING, COMPETITIVE MARKET AND WE MAY NOT HAVE ADEQUATE RESOURCES TO COMPETE SUCCESSFULLY.

     The e-learning market is evolving quickly and is subject to rapid technological change, shifts in customer demands and evolving industry standards. To succeed, we must continue to expand tutorial offerings and upgrade technologies. We may not be able to do so successfully. If we fail to anticipate or respond adequately to changes in technology and customer preferences, or we have any significant delays in tutorial development or introduction, our competitors may be able to attract and maintain a greater customer base.

     The e-learning market is characterized by significant price competition. We may face increasing price pressures from competitors, as customers demand more value for their budgets. This could result in reduced operating margins, as well as loss of market share and brand recognition.

     Although the e-learning market is highly fragmented with no single competitor accounting for a dominant market share, competition is intense. Our competitors vary in size and in the scope and breadth of the tutorials and services they offer. Several of our competitors have longer operating histories and significantly greater financial, technical and marketing resources. The lack of significant entry barriers to the e-learning market will allow other competitors to enter the market, increasing competition.

OUR BUSINESS WILL SUFFER IF E-LEARNING IS NOT WIDELY ACCEPTED.

     The market for e-learning products and services is new and evolving. We expect that we will engage in intensive marketing and sales efforts to enable prospective customers to learn about the benefits of our products and services. There are a number of factors that could impact the acceptance of our products and services, which are new and largely untested compared to more established training and educational methods, including:

     - companies that have historically relied on, or invested in, traditional training and educational methods may be reluctant or slow to adopt Web-based e-learning products and services;

     - many of our potential customers have allocated only a limited portion of their budgets to e-learning; and

     - end users may not use e-learning products effectively.

     If the market for e-learning fails to develop or develops more slowly than we expect, we will not achieve our growth and revenue targets and the value of the combined company's common stock will likely decline.

THE SUCCESSFUL OPERATION OF OUR BUSINESS DEPENDS UPON A CONTINUAL SUPPLY OF CONTENT OTHER THAN RELATED TO LEARN2'S CURRENT LIBRARY.

     Our business success is dependent upon our ability to develop or obtain content from third party content providers because this content broadens the variety of content subjects we offer. Our inability to develop our own content or obtain it from third parties could result in delays in product introductions or shipments. We will depend on the quality and reliability of the content licensed and timely delivery of this content by our sources. Although we will have agreements specifying the terms of the licenses, these agreements may not be enforceable. We believe that we can arrange alternate sources for some or all of our content, but our inability to provide content to our customers and prospects on a timely basis could adversely affect the performance of our business. In 2000, our revenue related to third party content was less than 10% of our total revenue. The subject matter of Learn2's third party content can be important to prospective customers that evaluate e-learning companies based on a variety of content subjects.

WE MUST DELIVER TUTORIALS THAT MEET THE NEEDS OF OUR CUSTOMERS OR OUR BUSINESS WILL SUFFER.

     To be competitive, we must develop and introduce on a timely basis new tutorial offerings that meet the needs of companies seeking to use our e-learning products. Furthermore, the viability of our e-learning products depends in large part on our ability to update our tutorials and develop new content as the underlying subject matter changes.

WE PLAN TO EXPAND THE SCOPE OF LEARN2'S TUTORIALS AND MAY DEPEND ON OUR ABILITY TO ATTRACT EXPERTS OR SPECIALISTS. IF WE ARE UNABLE TO ATTRACT THE NECESSARY EXPERTISE, WE WILL NOT BE ABLE TO ENTER NEW FIELDS.

     Our strategy involves broadening the fields presently covered by Learn2's tutorials. In particular, to date Learn2 has focused primarily on tutorials in the information technology area and we are planning to develop and introduce new tutorial offerings in other fields. These new tutorial offerings may encompass areas in which we have little or no experience or expertise. Therefore, our ability to expand our tutorials into these areas may require us to locate and evaluate third-party experts or specialists who would develop or assist us in developing the tutorial content. If we are unable to locate and evaluate these experts, we may fail to develop the tutorials our customers demand or be unable to pursue new market opportunities. If we do not extend our tutorial offerings into new fields, our revenue growth could be constrained.

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

THE VARIABILITY AND LENGTH OF OUR SALES CYCLE FOR OUR E-LEARNING PRODUCTS MAY MAKE OUR OPERATING RESULTS UNPREDICTABLE AND VOLATILE.

     The period between our initial contact with a potential customer and the first purchase of our product by that customer typically ranges from three to nine months and in some cases may be as long as two years. Because we will rely on large sales for a substantial portion of our revenues, these long sales cycles can have a particularly significant effect on our financial performance in any quarter. Factors which may contribute to the variability and length of our sales cycle include:

     - The time required for potential customers to learn about the benefits of our e-learning products and services.

     - The time it takes our potential customers to assess the value of e-learning solutions compared to more traditional products and services.

     - The time it takes our potential customers to evaluate competitive e-learning products and services.

     - Our potential customers' internal budget and approval processes.

     - The extended periods most large corporations and government entities require to make purchasing decisions.

     As a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales and thus to predict quarterly financial performance.

WE DEPEND ON MAJOR RETAILERS TO MARKET OUR PRODUCTS.

     In 2000, approximately 42.3% of our sales were made directly or indirectly to retailers. This market is subject to the unpredictability of consumer demand. We may not plan effectively for this market, which could result in adverse operating results in future periods. Our retail customers also carry our competitors' products. We pay retailers competitive rates to provide shelf space for our products. If we are unable to pay competitive rates, retailers may not continue to provide shelf space for our products, which could result in adverse operating results. These retail distributors may have limited capital to invest in inventory. Their decisions to purchase our products are partly a function of pricing, terms and special promotions offered by our competitors and other factors that we do not control nor can we predict. Our agreements with retailers are generally nonexclusive and may be terminated by them or by us without cause.

     Some retailers and distributors have experienced financial difficulties in the past. Distributors that we currently use may experience financial difficulties in the future. If these distributors do experience financial difficulties and we are unable to move their inventories to other distributors, we may experience reduced sales or increased write-offs, which would adversely affect our operating results.

AS OF MARCH 31, 2001, A DISTRIBUTOR OF LEARN2'S PRODUCTS OWED APPROXIMATELY 15% OF ITS OUTSTANDING ACCOUNTS RECEIVABLE BALANCE. THIS ACCOUNT MIGHT NOT BE COLLECTED.

     As of March 31, 2001, a distributor of Learn2's products owed approximately 15% of its outstanding accounts receivable balance. This receivable relates to a software license sale in 2000 for the rights to use Learn2's software. The balance of this receivable is due in September 2001. If we are unable to collect this accounts receivable, we may have to write-off this balance, which could adversely affect our operating results.

OUR PRODUCTS ARE DESIGNED FOR MICROSOFT TECHNOLOGIES.

     Our products are designed primarily for Microsoft technologies. We believe that Microsoft technologies are and will continue to be, widely utilized by our customers. However, if these customers do not actually adopt and continue to utilize these technologies as anticipated or in the future migrate to other computing technologies that we do not support, we may have to spend significant capital and other

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

resources including personnel to adapt our products to these alternative technologies. Learn2's streaming technology does not function in a Linux environment.

THE DEVELOPMENT OF LEARN2'S AUTHORING, COMPRESSION, ANIMATION AND STREAMING TECHNOLOGIES IS COMPLEX.

     The development of Learn2's authoring, compression, animation and streaming technologies is complex. The period between our initial development to the release of our products typically ranges This can result in lengthy development cycles, extended testing periods and undetected errors or bugs in the software programs. As a result, the period between our initial development and testing to the release of our products typically ranges from two to three months. These factors can result in loss of market acceptance, loss of reputation and loss of market share if products of competitors either are available on the market first, or are viewed as more reliable than our products. To date, we have not experienced undetected errors that have adversely and materially affected operations.

OUR FUTURE GROWTH DEPENDS ON OUR ABILITY TO RETAIN KEY PERSONNEL AND SUCCESSFUL HIRING AND RETENTION, PARTICULARLY WITH RESPECT TO SALES, MARKETING AND DEVELOPMENT PERSONNEL, AND WE MAY BE UNABLE TO HIRE AND RETAIN THE SKILLED PERSONNEL WE NEED TO SUCCEED.

     The combined company will be substantially dependent on Robert H. Ewald, Chairman of the Board, Donald Schupak, Chairman of the Executive Committee, and Stephen P. Gott, President, Chief Executive Officer and Director. We may not be able to retain our key executives and engineers. We expect to continue to hire additional staff. We may not be successful in attracting, retaining or motivating key personnel. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, our business may be affected adversely.

WE FACE A RISK OF SYSTEM FAILURE.

     Our operations depend to a significant extent on our ability to maintain our computer and telecommunications systems. We must also protect our systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, growth of our customer base may strain the capacity of our computer operations center and telecommunications systems and/or lead to degradations in performance or system failure. Any damage to or loss of our computer and telecommunications networks including our operations center could affect adversely the performance of our business. To date, we have not experienced system failures that have adversely and materially affected operations.

UNAUTHORIZED BREAK-INS TO OUR SERVICE COULD HARM OUR BUSINESS.

     Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer transactions. In addition, unauthorized persons may improperly access our data, which could harm us. Actions like these may be very expensive to remedy and could damage our reputation and discourage new and existing users from purchasing our products and services. To date, we have not experienced an unauthorized break-in or similar disruption that has adversely and materially affected operations.

WE MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH STRATEGY.

     Successfully achieving our growth plan depends on our ability to:

     - Continue to develop and market our products and services.

     - Maintain and increase our customer base.

     - Effectively integrate businesses and technologies.

     - Continue to identify, attract, retain and motivate qualified personnel.

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

     If we do not successfully implement our growth strategy, our results of operations will be adversely affected.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.

     Many parties are developing and improving technologies which compete with our proprietary technologies and patents. We believe that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, disputes regarding the ownership of these technologies could arise in the future.

     Third parties may assert claims against us alleging infringement of patents, copyrights, trademark rights, trade secret rights or other proprietary rights or alleging unfair competition. In the event that we determine that licensing patents or other proprietary rights is appropriate, we may not be able to license proprietary rights on reasonable terms or at all. As the number of products in our target markets increase and the functionality of these products further overlap, we may become subject to infringement claims. We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of those claims. In the event that there is a determination that we have infringed third-party proprietary rights, we could incur substantial monetary liability and be prevented from using the rights in the future.

OUR INTELLECTUAL PROPERTY RIGHTS ARE COSTLY AND DIFFICULT TO PROTECT.

     We have patents that cover our StreamMaker and LearningAgent technologies and have a patent pending for our AP tracking technologies. We cannot assure you that patents issued or acquired by our company now or in the future will be valid and enforceable, or provide us with any meaningful protection.

     We also have rights in the trademarks that we use to market our e-learning services and products. These trademarks include Learn2.com, StreamMaker(TM), LearningAgent(TM) and Learn2University(TM).


     Our intellectual property allows us to develop engaging, multimedia, technology-based tutorials and courses. For a description of our intellectual property see the section entitled "Learn2 Business" beginning on page 113.


     Our success and ability to compete effectively will depend, in part, on our ability to protect our intellectual property, which we protect through a combination of patent, trade secret, copyright, trademark, nondisclosure agreements and other contractual provisions and technical measures.

     None of these protections may be adequate to prevent our competitors from copying or reverse-engineering our products, concepts, trade names and trade dress. Furthermore, none of these protections prohibit our competitors from independently developing technologies that are substantially equivalent or superior to our technologies.

     We license certain products under licenses that are not signed by our licensees. The licensee agrees to the license by either (i) opening a package on which the license is written or (ii) on a computer, "clicking" the "I accept" or "I agree" tab underneath the license. These types of licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of certain countries in which our products are or may be licensed do not protect us to the same extent as the laws of the United States.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND WE MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     Third parties may infringe or misappropriate our patents, trademarks or other proprietary rights, which could have a material adverse effect on our business, results of operations or financial condition. While we enter into confidentiality agreements with many of our employees, consultants and strategic partners and generally control access to and distribution of our proprietary information, the steps we have taken to protect our proprietary rights may not prevent misappropriation. We also attempt to register our trademarks and service marks. However, we may not receive approval on all of our trademark registrations or patent applications. Even if they are approved, such trademarks or patents may be challenged by others or invalidated. In addition, we do not know whether we will be able to defend our proprietary rights because the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

     Third parties may assert infringement claims against us. From time to time in the ordinary course of business we have been and we expect to continue to be, subject to claims alleging infringement of the intellectual property rights of third parties. These claims and any resulting litigation, if it occurs, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM OUR BUSINESS.

     Websites usually place certain information called "cookies" on a user's hard drive usually without the user's knowledge or consent. Websites use cookies for a variety of reasons. We employ the use of cookies on our Websites. Certain Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some Internet commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. The effectiveness of our technology and products could be limited by any reduction or limitation in the use of cookies. Specifically, some of our products use information provided by cookies to, among other things, (i) help track the progress of users through a tutorial, (ii) remember a user's login/password and (iii) track other session information. The reduction or limitation in the use of cookies may result in the loss of this session information, which could require the user to either re-enter the information and/or increase the response time of a tutorial. This could result in delays and a decrease in the effectiveness of our products. In this regard, there are a large number of legislative proposals before the United States Congress, foreign governments and other international regulatory agencies regarding privacy issues and the regulation and use of cookies. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could adversely affect our business. This could be caused by, among other possible provisions, the requirement that permission be obtained before we use cookies.

WE MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS.

     Learn2's license agreements with customers typically contain provisions designed to limit exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the license agreements may not be effective under the laws of certain state and foreign jurisdictions.

WE FACE LEGAL UNCERTAINTIES RELATING TO THE INTERNET IN GENERAL AND TO OUR INDUSTRY IN PARTICULAR AND MAY BECOME SUBJECT TO COSTLY GOVERNMENT REGULATION.

     The applicability to the Internet of existing laws is uncertain and developing with regard to many issues, including sales tax, intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, export of encryption technology and personal privacy.

     There are an increasing number of laws and regulations pertaining to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. In addition, it is possible that more laws and regulations may be adopted with respect to the Internet, such as laws or regulations relating to user privacy, taxation, e-mail, pricing, Internet access, content, copyrights, distribution and characteristics and quality of products and services. Various state statutes govern private post-secondary educational institutions. We are uncertain whether states will attempt to apply these statutes to regulate the offering of tutorials over the Internet.

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

     Changes in existing laws and the adoption of additional laws or regulations may decrease the popularity or limit expansion of the Internet. A decline in the growth of the Internet could decrease demand for our tutorials and services and increase our cost of doing business.

OUR BUSINESS COULD BE HARMED BY CONSUMERS' CONCERNS ABOUT THE SECURITY OF TRANSACTIONS OVER THE INTERNET.

     We believe that concerns regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevent many potential customers from engaging in online transactions. Our success may depend on our ability to add sufficient security features to our e-commerce engine and to instill confidence in those features in our customers. If we fail to do so, we may not realize our business plan.

WE WILL CONTINUE TO EXPAND INTO INTERNATIONAL MARKETS IN WHICH WE HAVE LIMITED EXPERIENCE.

     A part of our strategy is to develop international markets. Learn2 entered into distribution or reseller arrangements in Africa, Brazil, Ireland, South Korea, New Zealand and the United Kingdom. We may not be able to market our products and services in foreign markets successfully.

     We have limited experience in developing localized versions of our products and marketing our products and services internationally. We rely on the efforts and abilities of our international business partners in those activities.

     In addition to uncertainty about our ability to continue to generate revenues and expand our international presence, we face certain risks inherent in doing business internationally, including:

     - Local economic and market conditions.

     - Difficulties in enforcing intellectual property and contractual rights.

     - The need for compliance with a variety of international and United States export regulations.

     - Unexpected changes in regulatory requirements.

     - Trade barriers.

     - Difficulties in staffing and managing international operations because of distance, language and cultural differences.

     - Longer payment cycles.

     - Currency exchange rate fluctuations.

     - Problems in collecting accounts receivable.

     - Political and economic instability.

     - Seasonal fluctuations in business activity.

     - Potentially adverse tax consequences.

     One or more of these factors could have a material adverse effect on our future international presence and, consequently, on our business, operating results and financial condition.

E-STAMP MAY INCUR ADDITIONAL LIABILITIES AND EXPENSES IN CONNECTION WITH THE PHASE OUT OF ITS BUSINESS.

     E-Stamp has discontinued its business of providing transportation management software products. E-Stamp may incur additional liabilities and expenses in connection with the discontinuation of its transportation management business, including liabilities and expenses arising from the termination of existing contracts and other commitments, that could have a material adverse effect upon E-Stamp's financial condition and results of operations.

     Costs and expenses directly related to the discontinuance of E-Stamp's Digital Shipper business will include charges associated with the write-down of fixed assets, rent and other facilities-related expenses, costs associated with terminating contractual arrangements, employee termination costs and legal,

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

accounting and consulting fees. E-Stamp estimates that these costs and expenses will range from approximately $4.2 million to $4.4 million for the three months ended June 30, 2001 and approximately $1.1 million to $4.2 million for the following twelve month period. The estimate of these costs and expenses is a forward looking statement that is subject to risks and uncertainties. E-Stamp expects that the proceeds derived from the sale of its assets, including its intellectual property, will exceed the costs of discontinuing its operations.

     A prior customer of E-Stamp filed a purported consumer class action suit against E-Stamp alleging that E-Stamp breached its contracts with the plaintiff and other customers. The plaintiff seeks unspecified damages and disgorgement of monies received in connection with the sale of E-Stamp's Internet postage products. In addition, Francotyp-Postalia, AG & Co. has filed a complaint against E-Stamp alleging that E-Stamp breached a letter agreement regarding marketing and promotional arrangements. Francotyp-Postalia is seeking the rescission of its original purchase in July 1998 of Series B preferred stock of E-Stamp for $3,000,000. Pendency of these litigation matters can be expected to result in expenses to E-Stamp and the diversion of management time and other resources, the extent of which cannot be quantified with any reasonable accuracy given the early stage of these litigation matters. If these parties are successful in their claims against E-Stamp, E-Stamp may be liable for significant damages.

OTHER EVENTS COULD RESULT IN A DILUTION OF YOUR OWNERSHIP OF OUR COMMON STOCK.


     We will have approximately 75.3 million shares of common stock outstanding and approximately 8.2 million shares of common stock equivalents including warrants and stock options following the merger. If we issue additional equity securities, you may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. In addition, if we continue to acquire new companies through the issuance of common or preferred stock your percentage of ownership may be diluted.



                                   TRADEMARKS


     This joint proxy statement-prospectus contains trademarks and service marks of Learn2 as well as the trademarks of others. Learn2's trademarks include "Learn2" and "Learn2.com". All other brand names or trademarks appearing in this joint proxy statement-prospectus are the property of their respective holders. "E-Stamp" is a registered trademark of Stamps.com licensed for limited use to E-Stamp Corporation.

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

                     LEARN2 SPECIAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE OF MEETING

     The special meeting of the stockholders of Learn2 will be held at
          located at                , on        , 2001, at      , local time.

PURPOSE OF THE SPECIAL MEETING

     At the special meeting, Learn2 stockholders will consider and vote upon the following proposals:

     - To adopt a merger agreement between E-Stamp and Learn2, pursuant to which E-Stamp will merge with Learn2, and E-Stamp will be the surviving corporation;

     - To approve the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture;

     - To approve an amendment of Learn2's Amended and Restated Certificate of Incorporation to effect a reverse stock split whereby Learn2 would issue one new share of common stock in exchange for not less than two nor more than ten shares of outstanding common stock;

     - To elect five directors of Learn2 to serve until the earlier of the 2002 annual meeting of stockholders or until their respective successors are elected and qualified; and

     - To transact such other business as may come before the meeting or at any postponements or adjournments of the meeting.

     THE ISSUANCE OF SHARES OF LEARN2 COMMON STOCK TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURES WILL BE EFFECTIVE ONLY IF THE MERGER IS COMPLETED, AND THE MERGER WILL BE COMPLETED ONLY IF THE ISSUANCE OF SHARES TO THE HOLDERS OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE IS ALSO APPROVED. THE REVERSE STOCK SPLIT AND THE ELECTION OF DIRECTORS WOULD BE EFFECTIVE ONLY IF THE MERGER IS NOT COMPLETED.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE ISSUANCE OF LEARN2 COMMON STOCK, THE REVERSE STOCK SPLIT AND THE NOMINEES FOR DIRECTOR. YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT, THE ISSUANCE OF LEARN2 COMMON STOCK, THE REVERSE STOCK SPLIT AND THE NOMINEES FOR DIRECTOR.

RECORD DATE; VOTING RIGHTS; PROXIES


     Only holders of Learn2 capital stock at the close of business on August 3, 2001, the record date, are entitled to notice of and to vote at the special
meeting. As August 3, 2001, there were                shares of Learn2 common
stock issued and outstanding. The accompanying form of proxy is for use at the special meeting. All shares of Learn2 common stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SHARES OF LEARN2 COMMON STOCK REPRESENTED BY SUCH PROXIES WILL BE VOTED "FOR" ADOPTION OF THE MERGER AGREEMENT, THE ISSUANCE OF LEARN2 COMMON STOCK, THE REVERSE STOCK SPLIT AND THE NOMINEES FOR DIRECTORS. Learn2 does not know of any matters other than as described in the notice of special meeting of stockholders that are to come before the special meeting. If any other matter is properly presented for action at the special meeting, the persons named in the enclosed form of proxy will have the discretion to vote on such matters in accordance with their best judgment.


     A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice, via facsimile or U.S. mail, to the Secretary of Learn2, by signing and returning a later-dated proxy, or by voting in person at the special meeting. However, mere attendance at the special meeting will not in and of itself have the effect of revoking the proxy. Votes cast by proxy or in person at the special meeting will be tabulated by the inspector of election appointed for the special meeting.

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

SOLICITATION OF PROXIES

     Proxies are being solicited by and on behalf of the Learn2 board of directors. Learn2 has engaged the firm of MacKenzie Partners, Inc. as proxy solicitors and expects to pay approximately $12,000 plus reimbursement for out of pocket expenses. Learn2 and E-Stamp will share equally in the expenses incurred in connection with the printing and mailing of this joint proxy statement-prospectus. Proxies may also be solicited by directors, officers and employees of Learn2 in person or by telephone or other means of communication. Such directors, officers and employees will not be compensated additionally for, but may be reimbursed by Learn2 for out-of-pocket expenses incurred in connection with, such solicitation. Although there is no formal agreement to do so, arrangements also may be made with brokerage firms, banks, custodians, nominees and fiduciaries for the forwarding of proxy and solicitation materials to owners of Learn2 common stock held of record by such persons, and these firms may be reimbursed for reasonable expenses incurred in forwarding the proxy and solicitation materials.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The presence in person or by properly executed proxy of holders of a majority of all the issued and outstanding shares of Learn2 common stock entitled to vote is necessary to constitute a quorum at the special meeting. For purposes of determining whether a quorum is present, the inspector of election will include shares that are present or represented by proxy, even if the holders of such shares abstain from voting on any particular matter. In the event that a broker, bank, custodian, nominee or other record holder of Learn2 common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal -- known as a broker non-vote -- those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. Accordingly, abstentions and broker non-votes will have the effect of a "no" vote on the proposal to adopt the merger agreement but will not affect the outcome of the voting on proposals that requires a majority of the shares present or represented by proxy at the special meeting.

LEARN2 PROPOSAL NO. 1: THE MERGER AND RELATED TRANSACTIONS

     At the special meeting, the Learn2 stockholders are being asked to adopt a merger agreement between E-Stamp and Learn2 pursuant to which E-Stamp will merge with Learn2, and E-Stamp will be the surviving corporation. The merger will be completed only if the issuance of shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture discussed below is also approved.

REQUIRED VOTE

     Approval of the merger and adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Learn2 common stock.

     As of the record date, directors and executive officers who hold in the aggregate approximately 16.7% of Learn2's outstanding common stock have agreed to vote in favor of the merger agreement and the merger at the Learn2 special meeting. The foregoing percentage excludes shares of Learn2 or E-Stamp common stock issuable to those persons upon exercise of stock options.

RECOMMENDATION OF THE LEARN2 BOARD OF DIRECTORS

     The board of directors of Learn2 has unanimously approved the merger and the merger agreement and believes that the merger is advisable and in the best interests of Learn2 and its stockholders. The Learn2 board of directors, therefore, unanimously recommends that holders of Learn2 common stock vote FOR approval of the merger and adoption of the merger agreement.

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

LEARN2 PROPOSAL NO. 2: ISSUANCE OF LEARN2 COMMON STOCK

     At the special meeting, the stockholders of Learn2 are being asked to approve the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture. Such shares will be issued by Learn2 with a payment of $1 million by E-Stamp to redeem the convertible debenture. THE ISSUANCE OF SHARES OF LEARN2 COMMON STOCK TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE WILL BE EFFECTIVE ONLY IF THE MERGER IS COMPLETED, AND THE MERGER WILL BE COMPLETED ONLY IF THE ISSUANCE OF SHARES TO THE HOLDER OF LEARN2'S $10 MILLION CONVERTIBLE DEBENTURE IS APPROVED. Immediately following the completion of the merger, the holder of Learn2's $10 million convertible debenture will hold approximately 16.67% of the combined company. For purposes of the foregoing calculation, the aggregate number of issued and outstanding common stock of E-Stamp immediately following the completion of the merger shall include shares of E-Stamp common stock issuable upon exercise of options of E-Stamp and Learn2 that will be vested upon completion of the merger and have an exercise price that is less than or equal to the average closing price of E-Stamp or Learn2 common stock, respectively, for the five consecutive trading days immediately preceding the E-Stamp or Learn2 special meeting, as the case may be.

REQUIRED VOTE

     Approval of the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture requires the affirmative vote of the holders of a majority of the shares of outstanding shares of Learn2 common stock present or represented at the special meeting.

RECOMMENDATION OF THE LEARN2 BOARD OF DIRECTORS

     The board of directors has unanimously approved the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture and believes that the issuance is advisable and in the best interests of Learn2 and its stockholders. The board of directors of Learn2, therefore, unanimously recommends a vote FOR the issuance of approximately 26.5 million shares of Learn2 common stock to the holder of Learn2's $10 million convertible debenture.

LEARN2 PROPOSAL NO. 3: REVERSE STOCK SPLIT CHARTER AMENDMENT

     The board of directors of Learn2 has unanimously recommended approval of a reverse stock split amendment to Learn2's Amended and Restated Certificate of Incorporation. The reverse stock split amendment will be effective only if the merger between Learn2 and E-Stamp is not completed.

     The reverse stock split charter amendment will result in the automatic conversion of between two and ten shares, as determined by the board of directors of Learn2, of common stock outstanding as of the time of filing of the reverse stock split charter amendment with the Secretary of State of the State of Delaware into one new share of Learn2 common stock. The Learn2 board of directors believes that stockholder approval of an exchange ratio range, as opposed to approval of a specified exchange ratio, in which the reverse stock split may be effected provides the Learn2 board of directors with maximum flexibility to achieve the purposes of the reverse stock split. If the stockholders of Learn2 approve the reverse stock split charter amendment at the special meeting, the reverse stock split will be effected, if at all, only upon the termination of the merger agreement and a determination by the Learn2 board of directors that the reverse stock split, in an exchange ratio determined by the Learn2 board of directors within the limits set forth herein, is in the best interests of Learn2 and its stockholders at that time. If the Learn2 board of directors fails to implement the reverse stock split within 120 days of the termination of the merger agreement, Learn2 stockholder approval again would be required prior to implementing any reverse stock split.


     As more fully set forth below, the principal reasons for the reverse stock split are to increase the effective marketability and liquidity of Learn2's common stock and to regain the listing of Learn2's common stock on the Nasdaq National Market. The Nasdaq Stock Market advised Learn2 on January 16, 2001 and April 17, 2001 that its bid price was below $1.00 per share, the minimum per share bid price required under Marketplace Rule 4450(a)(5) to maintain a Nasdaq National Market listing. Learn2 has requested an exception to Marketplace Rule 4450(a)(5), pending the consummation of the merger or, if necessary, the reverse stock split. On June 1, 2001, representatives of Learn2 attended a hearing before the Nasdaq Qualifications Hearing Panel to determine if its common stock should continue to be listed on the Nasdaq National Market. On August 1, 2001, the Nasdaq Listing Qualifications Panel notified Learn2 that its common stock would be delisted from the Nasdaq National Market and listed on the OTC Bulletin Board effective August 2, 2001. If the minimum per share bid price requirement is satisfied by other means prior to the special meeting or the filing of the reverse stock split charter amendment it is anticipated that the reverse stock split will be abandoned.


     Learn2's Amended and Restated Certificate of Incorporation provides for 100 million authorized shares of common stock, $0.01 par value per share. As of the
record date,                shares of Learn2's common stock were issued and
outstanding.

     Attached to this joint proxy statement-prospectus as Annex VIII is the proposed text of the reverse stock split charter amendment. Such text is subject to change as may be required by the Secretary of State of the State of Delaware or as the board of directors of Learn2 may deem necessary or advisable to effect the reverse stock split. In the event of a change, the board of directors of Learn2 will evaluate its materiality. In accordance with applicable law, if there is a material change in the reverse stock split charter amendment Learn2 will resolicit stockholder approval.

PURPOSES AND REASONS FOR THE REVERSE STOCK SPLIT CHARTER AMENDMENT


     The board of directors of Learn2 believes that the reverse stock split is beneficial to Learn2 and its stockholders. The principal reasons for the reverse stock split are to increase the effective marketability and liquidity of Learn2's common stock for Learn2's stockholders and to regain the listing of Learn2's common stock on the Nasdaq National Market.



     The board of directors of Learn2 believes that the current price per share of Learn2's common stock has a tendency to diminish the effective marketability of Learn2's common stock because of the reluctance of many brokerage firms to recommend lower-priced stocks to their clients. Additionally, the policies and practices of a number of brokerage houses tend to discourage individual brokers within those firms from dealing in lower-priced stocks. Some of these policies and practices relate to the payment of broker's commissions and to time-consuming procedures that operate to make the handling of lower-priced stocks economically unattractive to brokers. The structure of trading commissions also tends to have an adverse impact upon holders of lower-priced stocks because the brokerage commission payable on the sale of a lower-priced stock generally represents a higher percentage of the sales price than the commission on relatively higher-priced stock.


     The board of directors also believes that the relatively low price of Learn2's common stock, when compared with the market prices of common stock of Learn2's competitors, impairs the marketability of Learn2's common stock to institutional investors and members of the investing public and creates a negative impression with respect to Learn2. Theoretically, the number of shares of common stock outstanding should not, by itself, affect the marketability of Learn2's common stock, the type of investor who acquires it or Learn2's reputation in the financial community. In practice this may not necessarily be the case, as many investors view low-priced stock as unduly speculative in nature and, as a matter of practice, avoid or limit investments in such stocks. The foregoing factors adversely affect not only the liquidity of Learn2's common stock, but also Learn2's ability to raise additional capital through a sale of equity securities.

     The board of directors is hopeful that the decrease in the number of shares of common stock outstanding as a consequence of the proposed reverse stock split, and the anticipated corresponding increased price per share, will stimulate interest in Learn2's common stock and possibly promote greater liquidity for Learn2's stockholders with respect to those shares presently held by them. However, the possibility does exist that such liquidity may be affected adversely by the reduced number of shares which would be outstanding if the proposed reverse stock split is effected.

     The board of directors is also hopeful that the proposed reverse stock split will result in a price level for the shares that will mitigate the present reluctance, policies and practices on the part of brokerage firms referred to above, diminish the adverse impact of trading commissions on the potential market for Learn2's shares and enable Learn2's common stock to regain its listing on the Nasdaq National Market. However, the proposed reverse stock split may not achieve the desired results outlined above and the price per share of Learn2's common stock immediately after the proposed reverse stock split may not increase proportionately with the reverse split. In addition, Learn2's common stock may be delisted prior to the date of the special meeting.



     If the stockholders approve the reverse stock split charter amendment at the special meeting, the reverse stock split will be effected, if at all, only upon the termination of the merger agreement and a determination by the board of directors that the reverse stock split, in an exchange ratio determined by the board of directors within the limits set forth herein which is expected to allow Learn2's common stock to regain continued listing on the Nasdaq National Market, is in the best interests of Learn2 and its stockholders at that time. Such determination will be based upon certain factors, including but not limited to, the then-current price of Learn2's common stock, the availability of additional working capital, existing and expected marketability and liquidity of Learn2's common stock, prevailing market conditions and the likely effect on the market price of Learn2's common stock. Notwithstanding approval of the reverse stock split by the stockholders, the board of directors will effect the reverse stock split only if the merger agreement is terminated and Learn2's common stock has not regained compliance with the Nasdaq listing requirements.


CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT CHARTER AMENDMENT


     Based on the           shares of common stock outstanding as of August 3,
2001, the following table reflects the approximate percentage reduction in the outstanding shares of common stock and the approximate number of shares of common stock that would be outstanding as a result of the reverse stock split:


                        PROPOSED                                         SHARES
                        REVERSE                           PERCENTAGE      TO BE
                      STOCK SPLIT                         REDUCTION
OUTSTANDING
                      -----------                         ----------
-----------
1 for 2.................................................      50%
1 for 3.................................................      66%
1 for 4.................................................      75%
1 for 5.................................................      80%
1 for 6.................................................      83%
1 for 7.................................................      86%
1 for 8.................................................      87%
1 for 9.................................................      89%
1 for 10................................................      90%

     All outstanding options, warrants, rights and convertible securities will be appropriately adjusted, as required by their terms, for the reverse stock split automatically. THE REVERSE STOCK SPLIT WILL AFFECT ALL STOCKHOLDERS EQUALLY AND WILL NOT AFFECT ANY STOCKHOLDER'S PROPORTIONATE EQUITY INTEREST IN LEARN2. None of the rights currently accruing to holders of Learn2's common stock, options or warrants to purchase common stock, or securities convertible into common stock will be affected by the reverse stock split. Following the reverse stock split, each share of new common stock will entitle the holder thereof to one vote per share and will otherwise be identical to the old common stock. The reverse stock split also will have no effect on the number of authorized shares of common stock or the par value of Learn2's common stock.

EXECUTION AND CONSEQUENCES OF THE REVERSE STOCK SPLIT CHARTER AMENDMENT

     Each stock certificate representing old common stock will, after the filing of the reverse stock split charter amendment, represent the appropriate number of shares of new common stock reflecting the reverse stock split. It will not be necessary for stockholders to exchange their existing stock certificates. Stockholders may, however, exchange their certificates if they so choose.

     No scrip or fractional certificates will be issued in the reverse stock split. In lieu of any such fractional shares, and solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares, any stockholder who would otherwise receive a fractional share upon the reverse stock split proposal will be entitled to receive one additional share of new common stock. The number of shares of new common stock to be issued in connection with settling such fractional interests is not expected to be material.

     The reverse stock split may leave certain stockholders with shares of Learn2's common stock in amounts less than one hundred shares. These shares may be more difficult to sell, or require a greater commission per share to sell, than shares in even multiples of one hundred.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT

     The following is a summary of the material anticipated federal income tax consequences of the reverse stock split to stockholders of Learn2. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, the Treasury Department Regulations issued pursuant thereto, and published rulings and court decisions in effect as of the date hereof, all of which are subject to change. This summary does not take into account possible changes in such laws or interpretations, including amendments to the Code, applicable statutes, Regulations and proposed Regulations or changes in judicial or administrative rulings; some of which may have retroactive effect. No assurance can be given that any such changes will not adversely affect the discussion of this summary.

     This summary is provided for general information only and does not purport to address all aspects of the possible federal income tax consequences of the reverse stock split and is not intended as tax advice to any person or entity. In particular, and without limiting the foregoing, this summary does not consider the federal income tax consequences to stockholders of Learn2 in light of their individual investment circumstances or to stockholders subject to special treatment under the federal income tax laws (for example, dealers or traders, alternative minimum tax provisions, foreign taxpayers, foreign currencies, acquisitions in connection with compensatory transactions and regulated investment companies). In addition, this summary does not address any consequences of the reverse stock split under any state, local or foreign tax laws. As a result, it is the responsibility of each stockholder to obtain and rely on advice from his, her or its personal tax advisor as to: (i) the effect on his, her or its personal tax situation of the reverse stock split, including the application and effect of state, local and foreign income and other tax laws; (ii) the effect of possible future legislation and Regulations; and (iii) the reporting of information required in connection with the reverse stock split on his, her or its own tax returns. It will be the responsibility of each stockholder to prepare and file all appropriate federal, state and local tax returns.

     No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the federal income tax consequences to the stockholders of Learn2 as a result of the reverse stock split. Accordingly, each stockholder is encouraged to consult his, her or its tax advisor regarding the specific tax consequences of the proposed transaction to such stockholder, including the application and effect of state, local and foreign income and other tax laws.

     Learn2 believes that the reverse stock split will qualify as a "recapitalization" under Section 368(a)(1)(E) of the Code. As a result, no gain or loss will be recognized by Learn2 or its stockholders in connection with the reverse stock split. A stockholder of Learn2 who exchanges his, her or its old common stock solely for new common stock will recognize no gain or loss for federal income tax purposes. A stockholder's aggregate tax basis in his, her or its shares of new common stock received from Learn2 will be the same as his, her or its aggregate tax basis in the old common stock exchanged therefor.

The holding period of the new common stock received by such stockholder will include the period during which the old common stock surrendered in exchange therefor was held, provided all such common stock was held as a capital asset on the date of the exchange.

TRANSFER AGENT AND REGISTRAR

     Learn2's Transfer Agent and Registrar is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219

REQUIRED VOTE

     Approval of the reverse stock split charter amendment requires the affirmative vote of the holders of a majority of the shares of outstanding shares of Learn2 common stock. The reverse stock split amendment will be effective only if the merger is not consummated.

RECOMMENDATION OF THE LEARN2 BOARD OF DIRECTORS

     The board of directors of Learn2 has approved the reverse stock split charter amendment and believes that the proposal is in the best interests of Learn2 and its stockholders. The board of directors of Learn2, therefore, unanimously recommends a vote FOR the proposal to approve the reverse stock split charter amendment.

LEARN2 PROPOSAL NO. 4: ELECTION OF DIRECTORS OF LEARN2

     At the special meeting, the stockholders of Learn2 will elect five directors to serve until the 2002 annual meeting of stockholders or until their respective successors are elected and qualified. The election of directors would be effective only if the merger is not consummated. The board of directors of Learn2 has recommended the persons named in the table below as nominees for election as directors. All such persons are presently directors of Learn2. In the event any nominee should be unable or unwilling to serve as a director at the time of the special meeting, it is intended that such proxy will be voted FOR the election, in such nominee's place, of a substitute nominee recommended by the board of directors of Learn2. As of the date of this joint proxy statement-prospectus, the board of directors has no reason to believe that any nominee will be unable or unwilling to serve as a director if elected.

NOMINEES FOR DIRECTOR

                NAME                   AGE                 POSITION WITH LEARN2
                ----                   ---                 --------------------
Donald Schupak.......................  58    Chairman of the Board of Directors
Robert Alan Ezrin....................  51    Vice Chairman of the Board of
Directors
Stephen P. Gott......................  52    President, Chief Executive Officer
and Director
James A. Cannavino...................  56    Director
S. Lee Kling.........................  72    Director

     DONALD SCHUPAK currently serves as Chairman of the Board of Directors. He has been a member of the Board of Directors since January 1997 and has been Chairman since March 1997. Mr. Schupak is the President and Chief Executive Officer of The Schupak Group, Inc., an organization that provides strategic planning, management consulting and corporate services to corporations worldwide. Mr. Schupak has been with The Schupak Group, Inc. since 1990. Mr. Schupak is also Chairman of the Board of Danskin, Inc., a women's apparel company. He previously served as Chairman and Chief Executive Officer of the Horn & Hardart Company (now known as Hanover Direct) from 1988 to 1990 and as Vice Chairman from 1977 to 1988. Mr. Schupak also served as a member of the Advisory Board of the Maxwell School of Citizenship and Public Affairs at Syracuse University from 1995 to 1999. He is also the founder of the High School for Leadership and Public Service, an experimental high school in New York City established in 1993.

     ROBERT ALAN EZRIN currently serves as Learn2's Vice Chairman of the Board of Directors and a Director. Mr. Ezrin is one of Learn2's founders and has served as a Director since Learn2 inception in April 1993 and has served as Vice Chairman of the Board of Directors since April 1998. Mr. Ezrin served as Learn2's President from November 1995 until April 1998 and Chief Executive Officer from March 1997 until April 1998. Mr. Ezrin served as Co-Chairman of the Board of Directors from Learn2's inception in April 1993 until November 1995. Mr. Ezrin served as Executive Vice President of Production from April 1994 to November 1995 and served as Vice President from April 1993 to April 1994. From 1984 through 1994, Mr. Ezrin was a Producer with Lozem Productions, Inc. Mr. Ezrin has more than 25 years of experience in the international entertainment business, producing music, video and television projects for numerous internationally known stars such as Pink Floyd, Rod Stewart, KISS, Peter Gabriel and Roger Daltry. Mr. Ezrin is currently Vice-Chairman of Clear Channel Internet Group, a subsidiary of Clear Channel Communications. Mr. Ezrin is also a member of the Board of Directors of eMaiMai, Inc., Communities in Schools/LAMP, the Mr. Holland's Opus Foundation, and the California African American Museum.

     STEPHEN P. GOTT has served as Learn2's President, Chief Executive Officer and a Director since February 1999. From November 1994 to February 1999, Mr. Gott served as the President, Chief Executive Officer and Chairman of the Board of Directors of Street Technologies, Inc., which Learn2 acquired in February 1999. From June 1986 to November 1994, Mr. Gott served as the Chief Technology and Operations Officer at Lehman Brothers.

     JAMES A. CANNAVINO has served as a Director of Learn2 since January 1997. Since April 1, 1998, Mr. Cannavino has been Chief Executive Officer and Chairman of the Board of Directors of CyberSafe Corporation, a developer of software used for security applications. Prior to joining CyberSafe, Mr. Cannavino served as President and Chief Operating Officer for Perot Systems Corporation from September 1995 to September 1996. Until March 1995, he also held a variety of senior executive positions at IBM, serving as senior vice president for strategy and development at the time of his departure from IBM. Previously, Mr. Cannavino has served as a member of the IBM Corporate Executive Committee and Worldwide Management Council and as a member of the Board of Directors of IBM's Integrated Services and Solutions Company. He currently serves as Chairman of the Internet Technology Committee of Computer Concepts and as Chairman of the Board of Directors of Softworks, a provider of enterprise data, storage and performance management products and services. Mr. Cannavino is also a Director of OPUS360 Corporation and Marist College.

     S. LEE KLING currently serves as a Director. Since 1991, Mr. Kling has been Chairman of the Board of Kling Rechter & Co., LP, a merchant banking company. Mr. Kling is also Director of Bernard Chaus, Inc., Electro Rent Corporation, National Beverage Corp., Kupper Parker Communications, Inc. and Engineered Support Systems, Inc.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the 2000 fiscal year, the board of directors of Learn2 met and took action by unanimous written consent on eight occasions, and no director then in office attended fewer than 75% of the aggregate number of meetings of the board of directors and meetings of the committees of the board of directors on which he served. The board of directors of Learn2 has an Audit Committee and a Compensation Committee. There is no standing nominating committee.

     The Audit Committee consists of James A. Cannavino, Robert Alan Ezrin and
S. Lee Kling, and met four times during the 2000 fiscal year. The Audit Committee is responsible for monitoring the integrity of Learn2's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance, monitoring the independence and performance of Learn2's independent auditors and providing an avenue of communication among the independent auditors, management and the board of directors of Learn2.

     The Compensation Committee consists of James A. Cannavino and Robert Alan Ezrin, and met one time during the 2000 fiscal year. The Compensation Committee is responsible for determining the compensation for Learn2's senior management, establishing compensation policies for Learn2's employees generally, and administering the Incentive Stock Option Plan and the Employee Stock Purchase Plan.

     The Executive Committee consists of Donald Schupak, James A. Cannavino and Stephen P. Gott, and met two times during the 2000 fiscal year. The Executive Committee has all the authority of the Board of Directors in the management of the business and affairs of Learn2, except those powers that by law or by Learn2's Amended and Restated Certificate of Incorporation or By-Laws cannot be delegated by the Board of Directors.

DIRECTOR COMPENSATION

     Neither Messrs. Schupak or Gott receives any compensation for his services as a Director. Learn2's outside directors earn $15,000 per annum, $4,000 per annum for each committee membership, $1,000 per meeting for each Board of Directors' meeting in which he participates and $500 for each committee meeting in which he participates. They are reimbursed for their out-of-pocket expenses incurred in attending board of directors' and committee meetings.

     In March 1997, Learn2 entered into an agreement with The Schupak Group, Inc. whereby Learn2 paid $12,000 per month to Schupak West, Inc., an affiliate of The Schupak Group, Inc. for the consulting services of Donald Schupak and other employees of the Schupak Group, Inc. In January 2000, Learn2's agreement with The Schupak Group, Inc. was amended to increase the consulting service fees to $28,666 per month. Additionally, Mr. Schupak is entitled to the reimbursement of reasonable travel and other expenses incidental to the performance of his consulting duties. Mr. Schupak is entitled to have the Board of Directors consider a bonus at the end of each fiscal year.

     On January 6, 2000 Messrs. Schupak, Cannavino and Ezrin were granted options to purchase 500,000, 285,000 and 40,000 shares, respectively, of Learn2's common stock originally exercisable at a price of $4.00 per share. Such options vested immediately.

     On April 10, 2001, Learn2's Board of Directors approved a plan under which each director, officer and employee would be given the opportunity to exchange their existing stock options for new stock options with an exercise price of $0.25 per share, subject to a new vesting schedule that will be approved by E-Stamp. Messrs. Schupak, Cannavino and Kling have agreed that their previously vested stock options would be subject to an additional one year of vesting. As a result, E-Stamp and Learn2 are in the process of discussing appropriate vesting schedules and other matters concerning the Learn2 stock options.

     On April 10, 2001, Messrs. Schupak, Cannavino and Kling were granted stock options to purchase 1,000,000, 165,000 and 300,000, respectively, shares of common stock at an exercise price of $0.25 per share. Such options are subject to a one-year vesting period.

     On April 10, 2001, Mr. Gott was granted stock options to purchase 825,000 shares of common stock at an exercise price of $0.25 per share, subject to a three year vesting schedule.

     In lieu of paying $26,500 in director fees for his services as a director during fiscal year 2000, on April 10, 2001, Mr. Kling was granted stock options to purchase 60,000 shares of common stock at an exercise price of $0.25 per share. Such options are subject to a one year vesting period.

COMPLIANCE WITH THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Learn2's directors and executive officers and persons who own beneficially more than 10% of a registered class of its equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission on a timely basis. Reporting persons are required to furnish Learn2 with copies of all such forms that they file. Based solely on Learn2's review of such forms, except as set forth in the remainder of this section, Learn2 believes that all filing requirements applicable to reporting persons during and with respect to fiscal year 2000 were complied with on a timely basis. Mr. Schupak transferred shares of common stock to a partnership and filed a Form 5 required by Section 16(a) of the Exchange Act on or about February 12, 2001.

REQUIRED VOTE

     Directors will be elected by a plurality of the votes cast by the holders of Learn2's common stock voting in person or by proxy at the special meeting. The five nominees receiving the highest number of affirmative votes of shares entitled to be voted for them will be elected as directors of Learn2. Unless marked otherwise, proxies received will be voted FOR the election of each of the nominees named above. The election of directors will be effective only if the merger is not consummated.

RECOMMENDATION OF THE LEARN2 BOARD OF DIRECTORS

     The board of directors of Learn2 has approved each of the nominee directors listed above and believes that the election of each of the nominees is in the best interests of Learn2 and its stockholders. The board of directors of Learn2, therefore, unanimously recommends a vote FOR each of the nominee directors listed above.

                    E-STAMP SPECIAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE OF MEETING

     The date, time and place of the special meeting are as follows:
                                           , 2001
     , local time


PURPOSE OF THE SPECIAL MEETING


     The special meeting is being held so that stockholders of E-Stamp may consider and vote upon:

     - a proposal to adopt a merger agreement between E-Stamp and Learn2, pursuant to which E-Stamp will merge with Learn2, and E-Stamp will be the surviving company and change its name to "Learn2 Corporation"; and

     - a proposal to increase the number of shares of E-Stamp common stock reserved for issuance under E-Stamp's 1999 Stock Plan by 7,000,000 shares.

     Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement. Holders of E-Stamp stock may also consider and vote upon such other matters as may be brought properly before the special meeting.

RECORD DATE


     E-Stamp's board of directors has fixed the close of business on July 31, 2001, as the record date for determination of E-Stamp stockholders entitled to notice of and to vote at the special meeting. On the record date, there were 37,915,194 shares of E-Stamp common stock outstanding, held by approximately 565 holders of record.


VOTING BY PROXY

     All shares of E-Stamp common stock represented by properly executed proxies received before or at the E-Stamp special meeting will, unless the proxies have been revoked previously, be voted in accordance with the instructions indicated in those proxies. IF NO INSTRUCTIONS ARE INDICATED, SHARES OF E-STAMP COMMON STOCK REPRESENTED BY THOSE PROXIES WILL BE VOTED "FOR" ADOPTION OF THE MERGER AGREEMENT AND "FOR" THE INCREASE IN THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THE 1999 STOCK PLAN. E-Stamp does not know of any matters other than as described in the notice of special meeting of stockholders that are to come before the special meeting. If any other matter is presented for action properly at the special meeting, the persons named in the enclosed form of proxy will have the discretion to vote on such matters in accordance with their judgment unless authority to do so is withheld on the proxy card.

     A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice to the Secretary of E-Stamp, by signing and returning a later-dated proxy, or by voting in person at the special meeting. However, mere attendance at the special meeting will not in and of itself have the effect of revoking the proxy. Votes cast by proxy or in person at the special meeting will be tabulated by the inspector of election appointed for the special meeting.

SOLICITATION OF PROXIES

     E-Stamp and Learn2 will share equally in the expenses incurred in connection with the printing and mailing of this joint proxy statement-prospectus. E-Stamp may reimburse expenses incurred by brokerage firms and other persons representing beneficial owners of shares in forwarding solicitation material to such beneficial owners. E-Stamp has retained Mellon Investor Services as proxy solicitors and expects to pay approximately $6,000 for this service. Proxies may also be solicited by certain of E-Stamp's directors, officers and regular employees, without additional compensation other than reimbursement of expenses, personally, by telephone or by telefax.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The presence in person or by properly executed proxy of holders of a majority of all the issued and outstanding shares of E-Stamp common stock entitled to vote is necessary to constitute a quorum at the special meeting. For purposes of determining whether a quorum is present, the inspector of election will include shares that are present or represented by proxy, even if the holders of such shares abstain from voting on any particular matter. In the event that a broker, bank, custodian, nominee or other record holder of E-Stamp common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal -- known as a broker non-vote -- those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. Accordingly, abstentions and broker non-votes will have the effect of a "no" vote on the proposal to adopt the merger agreement but will not affect the outcome of the voting on the amendment to the 1999 Stock Plan.

E-STAMP PROPOSAL NO. 1: THE MERGER AND RELATED TRANSACTIONS

     At the special meeting the E-Stamp stockholders are being asked to approve the merger and adopt the merger agreement, which includes changing E-Stamp's name to "Learn2 Corporation" upon the consummation of the merger. The terms of the merger and the merger agreement are described in this joint proxy statement-prospectus.

REQUIRED VOTE

     Approval of the merger and adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of E-Stamp common stock.

     As of the record date, directors, executive officers, including some former
officers, and one of E-Stamp's principal stockholders hold approximately   % of
the outstanding shares of E-Stamp's common stock, and have entered into agreements to vote all shares of E-Stamp capital stock beneficially owned by them in favor of the proposed merger and the name change.

RECOMMENDATION OF THE E-STAMP BOARD OF DIRECTORS

     The board of directors of E-Stamp has unanimously approved the merger agreement and the merger and believes that the merger is advisable and in the best interests of E-Stamp and its stockholders. The E-Stamp board of directors, therefore, unanimously recommends that holders of E-Stamp stock vote FOR approval of the merger and adoption of the merger agreement.

E-STAMP PROPOSAL NO. 2: AMENDMENT TO 1999 STOCK PLAN

     At the special meeting, the E-Stamp stockholders are being asked to approve an amendment of the Company's 1999 Stock Plan (the "1999 Plan") to increase the number of shares of common stock reserved for issuance thereunder by 7,000,000 shares.

     As of May 4, 2001, a total of 4,824,936 shares of common stock have been reserved for issuance under the 1999 Plan. As of May 4, 2001, 296,170 shares had been issued upon the exercise of stock options granted under the 1999 Plan, of which 107,420 shares have been repurchased by E-Stamp, 893,979 options were outstanding and 3,742,207 shares remained available for future grant. Under the amendment, an additional 7,000,000 shares will be authorized and available for future grants under the 1999 Plan.

     The 1999 Plan is structured to allow the board of directors broad discretion in creating equity incentives in order to assist E-Stamp in attracting, retaining and motivating the best available personnel for the successful conduct of E-Stamp's business. E-Stamp believes that linking key employee compensation

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

to corporate performance through the use of stock options increases employee motivation to enhance stockholder value. Therefore, E-Stamp has included equity incentives as a significant component of compensation for a broad range of E-Stamp's employees.

     The board of directors believes that the remaining shares available for grant under the 1999 Plan are insufficient to accomplish the purposes of the 1999 Plan described above after the consummation of the merger. E-Stamp anticipates that after the merger there will be a need to hire additional technical, sales and marketing, and management employees and it will be necessary to offer equity incentives to attract and motivate these individuals. In addition, in order to retain the services of valuable employees as E-Stamp and its employee base grows larger, it will be necessary to grant additional options to current employees as older options become fully vested.

SUMMARY OF 1999 STOCK PLAN

     The board of directors adopted the 1999 Plan, in August 1999, and our stockholders approved the 1999 Plan in August 2000. This stock option plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights.

     The number of shares reserved under the 1999 Plan is subject to annual increases, equal to the lesser of:

     - 1,250,000 shares;

     - 3% of the outstanding shares on such date; or

     - a lesser amount determined by the board.

     The stock plan administrator, which is the board of directors or a committee of the board, administers the 1999 Plan. In the case of options intended to qualify as "performance based compensation" within the meaning of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more "outside directors" within the meaning of the Internal Revenue Code of 1986, as amended.

     The administrator determines the exercise price of nonstatutory stock options granted under the 1999 Plan, but with respect to nonstatutory stock options intended to qualify as "performance based compensation" within the meaning of the Internal Revenue Code of 1986, as amended, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair value on the date of grant and the term of such incentive stock option must not exceed five years. The term of all other options granted under the stock option plan may not exceed 10 years.

     Generally, an optionee must exercise an option granted under the 1999 Plan within three months after the end of the optionee's status as an employee, director or consultant of E-Stamp, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term. Unless determined otherwise by the administrator, an optionee generally may not transfer options and stock purchase rights granted under the 1999 Plan.

     The administrator determines the exercise price of stock purchase rights granted under the 1999 Plan. In case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase rights contains a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase under the restricted stock purchase agreements will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option lapses at a rate that the administrator determines.

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

     The 1999 Plan provides that in the event of our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise each outstanding option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares that would not otherwise be exercisable, for a period of 30 days from the date of the notice. The options and stock purchase rights will terminate upon the expiration of the 30-day period.

     Unless terminated sooner, the 1999 Plan will terminate automatically in 2009. In addition, the administrator has the authority to amend, suspend or terminate the 1999 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted.

OFFICER AND DIRECTOR PARTICIPATION IN THE 1999 PLAN

     The grant of options under the 1999 Plan to executive officers and directors, is subject to the discretion of the administrator. Options granted to officers and directors are described more fully under "E-Stamp Management." As of the date of this proxy statement, there has been no determination by the administrator with respect to future awards under the 1999 Plan. Accordingly, future awards are not determinable.

REQUIRED VOTE

     Approval of the increase to 1999 Plan requires the affirmative vote of the holders of a majority of the shares of E-Stamp common stock present or represented at the special meeting.

RECOMMENDATION OF THE E-STAMP BOARD OF DIRECTORS

     The board of directors of E-Stamp has approved the amendment to the 1999 Plan and believes that the increase is in the best interests of E-Stamp and its stockholders. The E-Stamp board of directors, therefore, recommends that holders of E-Stamp stock vote FOR the increase in the number of shares reserved for issuance under the 1999 Plan.

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

                                   THE MERGER

     This section of this joint proxy statement-prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire joint proxy statement-prospectus, including the annexes and exhibits, carefully for a more complete understanding of the merger and the terms of the merger agreement.

BACKGROUND OF THE MERGER

     In June 2000, E-Stamp engaged Credit Suisse First Boston to assist E-Stamp in exploring potential strategic transactions.

     From June 2000 through March 2001, E-Stamp's executives and financial advisors explored various financing alternatives and discussed potential business combinations with numerous parties. During this period, E-Stamp's board of directors met on fifteen occasions to review and discuss these potential transactions.

     In October 2000, Learn2 engaged M. Kane & Company, Inc. and Dresdner Kleinwort Wasserstein as its financial advisors. Learn2 authorized MK & Co. to explore and evaluate strategic alternatives and extraordinary transactions and DKW to explore and evaluate potential sources of equity financings.

     Following these engagements, representatives of CSFB, MK & Co. and DKW contacted representatives of numerous parties that they believed might be interested in pursuing a transaction with their respective clients. During this time, Learn2 and E-Stamp became aware of each other.

     On February 8, 2001, Donald Schupak, Chairman of the Board of Learn2, contacted Robert H. Ewald, President and Chief Executive Officer of E-Stamp, to suggest that they consider a business combination involving E-Stamp and Learn2. Mr. Schupak proposed that the combination be accomplished through a stock-for-stock merger with Learn2 as the surviving company or an investment by E-Stamp. Mr. Schupak did not make any specific proposals regarding the exchange ratio in the merger and the board composition of the surviving corporation at that time.

     On February 13, 2001, Messrs. Schupak, Ewald and Stephen P. Gott, President and Chief Executive Officer of Learn2, had another conversation to discuss these matters further and the growth strategies of Learn2 in the e-learning corporate marketplace. In these discussions, Mr. Schupak continued to propose that Learn2 be the surviving corporation of any merger. There were no specific discussions regarding the exchange ratio in the merger or the board composition of the surviving corporation at that time.

     During the week of February 19, 2001, the companies began consulting with their financial and legal advisors about issues raised in the discussions among their executives. E-Stamp retained Wilson Sonsini Goodrich & Rosati, PC as its legal counsel and Learn2 retained Swidler Berlin Shereff Friedman, LLP as its legal counsel. Working with their financial and legal advisors, E-Stamp and Learn2 began conducting their due diligence investigations using publicly available materials and began analyses of a possible combination. These consultations continued throughout the remaining merger discussions.

     In addition to a business combination, Learn2 also contacted several parties in connection with a possible equity financing and the possible sale of certain of its assets. As a result of this process, Learn2 has attempted to sell eTracks.com, Inc. for a purchase price in excess of $2 million in cash. Learn2 also commenced discussions with certain investors that raise capital for companies to discuss an equity investment in Learn2 of approximately $5 to $10 million. The equity investment transaction could have resulted in the issuance of at least 40 million shares of Learn2 common stock or common stock equivalents. If these securities were issued it would have resulted in a substantial dilution to Learn2 stockholders' percentage ownership. Over the next several weeks, Learn2 negotiated the terms of an equity financing but no transaction was ever consummated due to the investor's decision not to proceed with the equity financing on the terms originally proposed to Learn2. Learn2's negotiations with the investor terminated in April 2001.

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

     Beginning in February 2001, Learn2 advised RGC International Investors, LDC, the holder of Learn2's $10 million convertible debenture, of the status of negotiations regarding a possible business combination or equity investment in Learn2. Under the terms of the convertible debenture, Learn2 needed a waiver from RGC to enter into a possible business combination or equity investment without accelerating the redemption of the convertible debenture. Representatives of Learn2 and RGC also discussed the redemption of the convertible debenture. In addition, Learn2 discussed with RGC a waiver of possible events of default under the convertible debenture, including Learn2's covenants to maintain its listing on the Nasdaq National Market and file a registration statement covering the shares of Learn2 common stock underlying the convertible debenture following the reset of the conversion price of the convertible debenture in March 2001.

     Over the next several weeks, representatives of Learn2 and RGC continued to discuss the terms of the redemption of the convertible debenture. In connection with the equity transaction described above, representatives of Learn2 and RGC negotiated the redemption of the convertible debenture in exchange for six million shares of Learn2 common stock and $4 million in cash.

     On February 21, 2001, Mr. Ewald discussed with Mr. Schupak a potential business combination between E-Stamp and Learn2 in which E-Stamp stockholders would receive a controlling interest in the combined company. Messrs. Ewald and Schupak continued their discussion about a possible business combination, elaborating on the benefits of the merger and the structure and implementation of the merger.

     On February 27, 2001, the board of directors of Learn2 discussed the proposed merger, strategic rationale for a merger, the appropriate exchange ratio and the governance and management structure of the resulting entity.

     On March 5, 2001, the board of directors of Learn2 continued to discuss the proposed business combination with E-Stamp. Mr. Schupak presented an update regarding the status of negotiations with E-Stamp. The board of directors authorized Learn2's management to continue its discussions with E-Stamp.

     On March 6, 2001, Mr. Schupak had a conversation with Robert J. Cresci, a director of E-Stamp, concerning the rationale for the merger, the appropriate exchange ratio and the governance and management structure of the resulting entity. The discussions remained at a general level, and no agreement regarding the specific terms of a possible merger was reached. Over the next month, Messrs. Cresci and Schupak had periodic telephone conversations to discuss the proposed combination.

     On March 7, 2001, the board of directors of Learn2 continued to discuss the proposed business combination with E-Stamp and principal terms of a transaction.

     On March 8, 2001, Mr. Schupak presented to Mr. Ewald a non-binding proposal outlining the terms for a possible business combination between E-Stamp and Learn2 in which Learn2 would be the surviving corporation. The terms of the proposal included the issuance of Learn2 common stock to the holders of E-Stamp common stock such that E-Stamp stockholders would receive 50.1% of the outstanding stock of Learn2. This proposed exchange ratio was based on arriving at a number that would both (1) be acceptable to E-Stamp's board of directors in that it would allow E-Stamp stockholders to retain control of the combined company after the merger, and (2) be acceptable to Learn2's board of directors in that a lower exchange ratio would not have been acceptable given the trading price of Learn2's common stock. During that meeting, no agreement was reached about an appropriate exchange ratio.

     From March 8, 2001 to March 14, 2001, Mr. Ewald and Edward F. Malysz, Vice President, General Counsel and Acting Chief Financial Officer of E-Stamp, participated in discussions with representatives of CSFB and WSGR regarding the Learn2 proposal.

     On March 10, 2001, Mr. Malysz had a conversation with Mr. Schupak, in which Mr. Malysz reviewed with Mr. Schupak E-Stamp's concerns regarding a transaction in which Learn2 stock would be issued to E-Stamp stockholders and Learn2 would be the surviving corporation. These concerns focused on

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

the liquidity of Learn2 stock. During that conversation, Mr. Schupak again raised the possibility of an investment in Learn2 by E-Stamp.

     On March 13, 2001 Mr. Malysz presented Mr. Schupak with an alternative structure in which E-Stamp would acquire Learn2 through the issuance of E-Stamp common stock to Learn2 stockholders.

     On March 14, 2001, representatives of CSFB, E-Stamp, DKW, Learn2, WSGR and SBSF participated in a telephone conference to discuss the alternative structures for a transaction and the exchange ratio. The structure proposed by E-Stamp in this meeting was that E-Stamp would acquire Learn2 through the issuance of E-Stamp common stock to Learn2 stockholders, with Learn2 stockholders to hold an approximately 49.9% interest in E-Stamp. At this meeting, the parties first discussed E-Stamp's directors retaining a majority position on the board of directors of the surviving company. The meeting concluded with no definitive agreement on terms of a possible business combination.

     From March 14, 2001 to March 21, 2001, representatives of CSFB, E-Stamp, DKW and Learn2 participated in additional conversations regarding a potential transaction.

     On March 19, 2001, E-Stamp executed a non-disclosure agreement with Learn2.

     On March 20, 2001, Mr. Malysz presented to Mr. Schupak a non-binding proposal outlining revised terms for a possible business combination between E-Stamp and Learn2. Terms of that proposal included: a proposed merger in which E-Stamp would be the surviving corporation; an exchange ratio in which Learn2 stockholders would receive approximately 49.9% of the stock in the combined company; E-Stamp's designation of a majority of the members of the board of directors of the combined company; and a convertible loan from E-Stamp to Learn2. That proposal did not specifically discuss Learn2's $10 million convertible debenture.

     On March 21, 2001, Michael M. Arons, Vice President and Controller of Learn2, met with Mr. Malysz at E-Stamp's offices to engage in financial due diligence on E-Stamp.

     On March 21, 2001, there was a special telephonic meeting of the board of directors of E-Stamp, which included a discussion of a potential strategic transaction or business combination with Learn2.

     From March 21, 2001 to March 22, 2001, E-Stamp, Learn2 and their financial and legal advisors engaged in discussions regarding the March 20th E-Stamp proposal, and the parties continued to negotiate the terms, valuation and structure of a potential business combination.

     On March 22, 2001, Mr. Ewald and Roderick Witmond, then Vice President, Business Development, of E-Stamp met at Learn2's offices in White Plains, New York with Messrs. Schupak, Gott and Arons and with Marc E. Landy, Executive Vice President, Chief Financial Officer and Secretary of Learn2, and Kevin Riley, President, Learning Services Division of Learn2. At this meeting, Messrs. Ewald and Witmond continued their diligence investigation on Learn2's business. On that same day, representatives of E-Stamp also visited Learn2's facilities in Pryor, Oklahoma and Golden, Colorado.

     On March 22, 2001, the board of directors of Learn2 discussed the March 20th E-Stamp proposal. Learn2's legal counsel advised the board of directors of its fiduciary obligations in considering a possible transaction with E-Stamp, and reviewed with the Learn2 board the terms of the proposed merger and the status of negotiations on those terms. The board of Learn2 asked questions of Learn2's legal counsel, and a discussion ensued regarding open issues and strategic alternatives.

     During the evening of March 22, 2001, the parties agreed upon a revised non-binding proposal to form the basis for the drafting of definitive transaction documents. Terms of that revised proposal included that the convertible loan from E-Stamp to Learn2 would be in the amount of $2 million and that Learn2's obligation to close the merger would be contingent upon E-Stamp having at least $13 million in available cash at the closing of the proposed merger. The remaining terms and conditions of the revised proposal were substantially the same as the March 20th E-Stamp proposal and did not specifically discuss Learn2's $10 million convertible debenture. Legal counsel for both parties began to prepare and negotiate the definitive agreements for the transaction.

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

     On March 23, 2001, Mr. Schupak accompanied Mr. Ewald and representatives of WSGR to a hearing regarding continued listing of E-Stamp common stock on the Nasdaq National Market before the Nasdaq Listing Qualifications Panel. At the hearing, Mr. Ewald and Mr. Schupak responded to various questions from the members of the panel regarding the terms and conditions of the proposed merger.

     On March 23, 2001, WSGR and SBSF exchanged legal due diligence request lists concerning Learn2 and E-Stamp. From March 23, 2001 to March 26, 2001, representatives of WSGR and SBSF conducted legal due diligence on Learn2 and E-Stamp. During this time period, E-Stamp and CSFB met with representatives of Learn2 and its financial advisor to conduct further business and financial diligence on Learn2 and E-Stamp and Learn2 began to discuss the then existing terms of Learn2's $10 million convertible debenture.

     From March 23, 2001 to March 29, 2001, E-Stamp's and Learn2's executive officers, legal counsel and other representatives held further discussions to negotiate the terms of the proposed merger agreement and related documents, including valuation, the terms of the loan from E-Stamp to Learn2, the terms of the proposed voting agreements to be entered into by certain directors and executive officers of E-Stamp and Learn2, the termination rights contained in the proposed merger agreement, the conditions upon which any termination fees would be payable and the amount of such fees, E-Stamp's and Learn2's respective rights under the proposed merger agreement to consider and negotiate other acquisition proposals in certain circumstances, the terms upon which Learn2's $10 million convertible debenture would be redeemed and the representations, warranties and covenants to be made by E-Stamp and Learn2. During this period, E-Stamp's and Learn2's financial advisors had further discussions regarding valuation issues, and representatives of E-Stamp and its legal advisors conducted further due diligence on Learn2's business, prospects, strategy and financial condition. In addition, representatives of Learn2 discussed the redemption of the convertible debenture which had been negotiated between Learn2 and RGC in connection with the equity financing described above.

     On March 25, 2001, there was a special telephonic meeting of the board of directors of E-Stamp, which included a discussion of the proposed merger agreement and related transactions. WSGR discussed the terms of the proposed merger agreement and related transactions, including the termination rights contained in the proposed merger agreement, the conditions upon which any termination fees would be payable and the amount of such fees, and E-Stamp's and Learn2's respective rights under the proposed merger agreement to consider and negotiate other acquisition proposals in certain circumstances, and responded to various questions raised by members of E-Stamp's board of directors regarding the proposed merger agreement and related transactions. Mr. Malysz reviewed with the E-Stamp board of directors an executive summary of the terms of the proposed merger agreement and related transaction, and responded to various questions raised by members of E-Stamp's board of directors regarding the terms of the proposed merger agreement and related transaction. CSFB discussed its diligence on Learn2, and responded to various questions from the E-Stamp board of directors regarding its diligence on Learn2.

     On March 26, 2001, there was a special telephonic meeting of the board of directors E-Stamp, which included a discussion of the merger agreement and related transactions. CSFB made a presentation to the E-Stamp board of directors regarding the terms of the proposed merger and information concerning Learn2's financial performance, and responded to various questions raised by members of E-Stamp's board of directors regarding its presentation. After considering the terms of the proposed transaction, which at that time included the redemption of Learn2's $10 million convertible debenture in exchange for six million shares of Learn2 common stock and $4 million in cash, the E-Stamp board of directors determined that its advisors conduct further diligence on Learn2 and that Learn2's management be invited to meet with the E-Stamp board of directors.

     On March 28, 2001, E-Stamp engaged Houlihan Lokey Howard & Zukin to render an opinion to E-Stamp regarding the fairness of the proposed merger from a financial point of view to E-Stamp stockholders.

     On March 29, 2001, there was a special meeting of the board of directors of E-Stamp, which included a presentation by Messrs. Gott and Riley, regarding Learn2's business, strategy and financial condition.

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

CSFB discussed its financial due diligence on Learn2, and responded to various questions raised by members of E-Stamp's board of directors regarding its diligence on Learn2. HLHZ discussed its analysis of the merger, and responded to various questions raised by members of E-Stamp's board of directors regarding its analyses. WSGR discussed its legal due diligence on E-Stamp, and responded to various questions raised by members of E-Stamp's board of directors regarding its diligence on Learn2. The board of directors discussed the terms of the proposed merger agreement, the convertible promissory note and related documents and a representative from WSGR responded to questions regarding such documents from the E-Stamp board of directors. After considering the terms of the proposed transaction, the E-Stamp board of directors determined that further negotiations regarding the termination of the outstanding Learn2 debenture and a reduction in the amount payable to the debenture holder at closing were appropriate.


     From March 29, 2001 to April 9, 2001, the parties continued to negotiate the terms, valuation and structure of a potential merger, including the terms on which Learn2's outstanding debenture would be retired. Legal counsel for both parties continued to prepare and negotiate the definitive agreements for the transaction. During this time, the parties discussed the redemption of the convertible debenture in order for the combined company to be debt free. The parties also agreed that the combined company should maintain its working capital to finance its business plan. In connection with the merger, representatives of Learn2 negotiated the terms of the redemption of the convertible debenture. Representatives of Learn2 and RGC discussed the combined company's business plan and need for working capital. Over the next couple of weeks, representatives of Learn2 and RGC negotiated the redemption of the convertible debenture. In April 2001, RGC agreed to the redemption of the convertible debenture in exchange for the issuance of approximately 26.5 million shares of Learn2 common stock immediately prior to the completion of the merger and a payment of $1 million in cash from E-Stamp. The issuance of shares to RGC will represent approximately 16.67% of the outstanding shares of the combined company's common stock immediately following the merger. For a further description of the transactions between Learn2, E-Stamp and RGC see the section entitled "Transactions with RGC International Investors, LDC" on pages 131 to 132.


     On April 9, 2001, there was a special meeting of the board of directors of E-Stamp which included a discussion of the merger agreement and related transactions. WSGR discussed its further legal due diligence on Learn2, and responded to various questions raised by members of E-Stamp's board of directors regarding its legal diligence on Learn2. HLHZ made a presentation to the E-Stamp board of directors regarding the proposed merger, discussed its analyses of the merger and responded to various questions raised by members of E-Stamp's board of directors regarding its analyses. The E-Stamp board of directors discussed the merger agreement and related documents and a representative from WSGR responded to questions regarding such documents from the E-Stamp board of directors. After considering the terms of the proposed transaction, the E-Stamp board of directors determined that the proposed merger was advisable and in the best interests of E-Stamp and its stockholders. The E-Stamp board of directors then approved the merger agreement and the exhibits thereto, and the merger.

     From April 9, 2001 to April 19, 2001, the parties continued to negotiate the terms of the redemption of Learn2's outstanding debenture and related transactions.

     On April 10, 2001, the board of directors of Learn2 had a meeting to consider the proposed transaction. At this meeting, Mr. Schupak and other members of management reviewed the transaction with the board, including the strategic reasons for the proposed transaction, the principal terms of the proposed transaction, a financial review of the proposed transaction, a review of E-Stamp's financial condition and the results of Learn2's due diligence review. SBSF discussed the board's fiduciary duties in considering the strategic business combination and further discussed the terms of the merger agreement and related documents. The Learn2 board of directors reviewed a draft of the merger agreement and related documents and a representative of SBSF responded to questions regarding such documents from the Learn2 board of directors. Representatives of MK&Co presented to Learn2's board of directors a summary of its financial analyses related to proposed transaction. In addition, MK&Co. delivered its opinion that the proposed transaction was fair, from a financial point of view, to holders of Learn2's

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common stock, other than Learn2's management, the holder of Learn2's convertible debenture and their affiliates, as to which MK & Co. expressed no opinion. Upon completing its deliberations, the board of directors of Learn2 unanimously approved the merger agreement and the related agreements and transactions contemplated by those agreements, declared them advisable and resolved to recommend that Learn2's stockholders adopt the merger agreement.

     During the afternoon and evening of April 19, 2001, following approval of the merger agreement and related matters by the E-Stamp board of directors and the Learn2 board of directors, E-Stamp and Learn2 finalized, executed and delivered the merger agreement and related documents.

     E-Stamp and Learn2 issued a joint press release announcing the execution of the merger agreement and the terms of the merger on the morning of April 20, 2001.

LEARN2'S REASONS FOR THE MERGER; BOARD RECOMMENDATION

     At its meeting on April 10, 2001, Learn2's board of directors unanimously:

     - determined that the merger agreement and the merger are advisable, and in the best interests of, Learn2 and its stockholders;

     - directed that the merger proposal be submitted for consideration by the Learn2 stockholders; and

     - recommended that the Learn2 stockholders vote FOR the merger proposal.

     The board of directors of Learn2 believes that the merger with E-Stamp will create a combined company which will have the potential of becoming the world's leading provider of engaging e-learning products and services.

     Potential Benefits. The board of directors of Learn2 believes the following are key specific reasons that the merger will be beneficial to Learn2 and in the best interest of its stockholders:

     Potential for Growth. The board of directors of Learn2 considered the view of its management that the combination of Learn2 and E-Stamp is expected to strengthen the ability of the combined company to generate growth in revenues.

     Expected Impact of the Merger. The board of directors of Learn2 noted that the merger of Learn2 and E-Stamp is expected to strengthen Learn2's balance sheet through the addition of approximately $15 million of working capital. In addition, the board of directors of Learn2 considered that in connection with the merger Learn2 will convert its long-term debt into equity and make the combined company debt free. The board of directors of Learn2 also noted that the merger of Learn2 and E-Stamp would be accounted for as a purchase transaction.

     Opinion of MK&Co. The board of directors of Learn2 considered a detailed presentation by representatives of M. Kane & Company, Inc. regarding the financial aspects of the proposed merger of Learn2 and E-Stamp, including the ratio of exchanging shares of Learn2 common stock. The board of directors reviewed the opinion of MK&Co. that the merger is fair, from a financial point of view, to Learn2's stockholders, other than management of Learn2, the holder of Learn2's $10 million convertible debenture, and their affiliates as to which MK&Co. expressed no opinion.

     Corporate Governance Arrangements. The board of directors of Learn2 noted that the merger agreement provided that the board of directors of the combined company will consist of nine individuals, five of whom will be designated by E-Stamp and four of whom will be designated by Learn2. In addition, the board of directors of Learn2 noted that the merger agreement provides that Robert H. Ewald, the Chief Executive Officer of E-Stamp, will serve as Chairman of the Board of the combined company, Donald Schupak, Chairman of the Board of Learn2, will serve as Chairman of the Executive Committee of the combined company, and Stephen P. Gott, Chief Executive Officer of Learn2, will serve as Chief Executive Officer of the combined company. The board of directors of Learn2 concluded that these arrangements would reasonably assure the continuity of the management of the combined company following completion of the merger and allow a strong management team drawn from both Learn2 and E-Stamp to achieve the combined company's business plan.

     Alternatives to the Merger. The board of directors of Learn2 considered alternatives to the proposed merger of Learn2 and E-Stamp, including continuing to operate Learn2 as an independent entity, an equity financing and the sale of certain assets. For a description of the background of the merger see the section entitled "The Merger -- Background of the Merger" on pages 44 to 49.

     Conditions, Termination Provision, Termination Fee. The board of directors of Learn2 reviewed the conditions to the completion of the merger and the circumstances under which Learn2 or E-Stamp would have the right to terminate the merger agreement. In addition, the board of directors of Learn2 reviewed the provisions of the merger agreement that prohibit each of Learn2 and E-Stamp from soliciting any proposal or offer regarding any acquisition of Learn2 or E-Stamp, as the case may be. The board of directors of Learn2 also reviewed the provisions of the merger agreement that require the board of directors of each of Learn2 and E-Stamp to recommend the adoption of the merger agreement by the stockholders of Learn2 and E-Stamp, as the case may be, and prohibit the board of directors of each of Learn2 and E-Stamp from withdrawing or modifying its recommendation. The board of directors also reviewed the amount that might be payable in the event the merger agreement is terminated under specified conditions.

     Voting Agreements and Lock-Up Agreements. The board of directors of Learn2 considered the terms of the voting agreements to be entered into by each of the executive officers and directors of Learn2 in connection with the merger agreement. The board of directors of Learn2 noted that, under the voting agreements, the executive officers and directors of Learn2 would agree to vote all of their shares of common stock of Learn2 who hold in the aggregate approximately 16.7% of Learn2's common stock in favor of the adoption of the merger agreement. The foregoing percentage excludes shares of Learn2 common stock issuable to those persons upon exercise of stock options. In addition, the board of directors of Learn2 considered the terms of the lock-up agreements entered into by each of the executive officers and directors of Learn2 in connection with the merger. The board of directors noted that, under the lock-up agreements, executive officers and directors of the combined company will generally be prohibited from transferring shares of the combined company's common stock before the merger and for the first six months following the merger, and permit sales in only limited circumstances during the following six months.

     Potential Adverse Factors and Consequences of the Merger. The board of directors of Learn2 considered several risks associated with the merger of Learn2 and E-Stamp that have the potential of creating adverse consequences for Learn2, including:


     - the proposed ratio of exchanging shares of Learn2 common stock for shares of E-Stamp common stock would represent a substantial discount as compared to Learn2's and E-Stamp's stock market prices at the time of execution of the merger agreement;


     - the dilution to Learn2 stockholders of their percentage ownership of the combined company;

     - the risk of diverting management resources from other strategic opportunities and operational matters for an extended period of time;

     - the possibility that the intended benefits of the merger may not be realized;

     - the possibility that the merger might not be completed and that under certain circumstances a termination fee may need to be paid;

     - the substantial costs in an amount equal to approximately $1.7 million to be incurred in connection with the merger;


     The following conflicts of interest:



       - Donald Schupak will become Chairman of the Executive Committee of the Board of E-Stamp;



       - Learn2 directors Donald Schupak, Stephen P. Gott, S. Lee Kling and James A. Cannavino will become directors of E-Stamp;

       - Learn2 officers Stephen P. Gott and Marc E. Landy will become executive officers of E-Stamp;



       - Stock options issued to Stephen P. Gott and Marc E. Landy exercisable to purchase 333,334 and 375,000, respectively, shares of Learn2 common stock at exercise prices ranging from $0.47 to $4.00 per share may become fully vested;



       - Learn2 directors and executive officers will have the right to continued indemnification and insurance coverage by E-Stamp for acts and omissions occurring prior to the merger; and



       - Stock options exercised through the issuance of notes by Messrs. Schupak, Cannavino and Ezrin exercisable to purchase 600,000, 215,000 and 145,000, respectively, shares of Learn2 common stock will be repriced from $2.00, $2.00 and a weighted average of $2.14, respectively, per share to $0.01, $0.71 and $0.67, respectively, per share and the notes issued by these directors in the principal amount of $1,194,000, $286,667 and $206,667, respectively, will be cancelled and any liens thereunder released. Each of the stock options granted to Messrs. Schupak, Cannavino and Ezrin were granted in April 1998 and exercised in February 1999;



     - Decreases in the trading price of E-Stamp's common stock will reduce the value of what Learn2 stockholders receive in the merger; and



     - The dilution to stockholders of the combined company following the registration of shares issuable to the holder of Learn2's $10 million convertible debenture.



     The potential benefits and adverse consequences listed above include all of the material positive and negative factors considered by the Learn2 board of directors in making its determination to adopt and approve the merger agreement and the merger. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Learn2 board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The Learn2 board of directors relied on the experience and expertise of MK&Co., its financial advisor, for quantitative analysis of the financial terms of the merger. For a description of the opinion of MK&Co. see the section entitled "Opinion of Learn2 Financial Advisor" on pages 51 to 59. In addition, the Learn2 board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the Learn2 board of director's ultimate determination, but rather the Learn2 board conducted an overall analysis of the factors described above, including thorough discussions with and questioning of Learn2 management and legal and financial advisors. In considering the factors described above, individual members of the Learn2 board of directors may have given different weight to different factors.


     The Learn2 board considered all these factors as a whole, and overall considered the factors to be favorable to and support its determination.

OPINION OF LEARN2 FINANCIAL ADVISOR

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies utilized by M. Kane & Company, Inc. or MK&Co. This summary does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusion reached by MK&Co. or a complete description of its presentation. MK&Co. believes, and so advised the board of directors of Learn2, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors it considered, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

     Learn2 retained MK&Co. to render an opinion to be addressed to the board of directors of Learn2, as to the fairness, from a financial point of view, of the merger to the public stockholders of Learn2, other than management of Learn2, the holder of Learn2's convertible debenture, and their affiliates as to which MK&Co. expresses no opinion, from a financial point of view, without giving effect to any other benefits that may inure to any particular stockholder as a result of the proposed transaction other than in its capacity as a stockholder. At the April 10, 2001 meeting of the board of directors, MK&Co. presented its analyses as described below and delivered its written opinion that as of such date and based on the matters described in the opinion, the consideration to be received by the stockholders of Learn2 in connection with the merger is fair to the public shareholders of Learn2, other than management of Learn2, the holder of Learn2's convertible debenture, and their affiliates as to which MK&Co. expresses no opinion from a financial point of view, without giving effect to any other benefits that may inure to any particular shareholder as a result of the proposed transaction other than in its capacity as a stockholder.

     THE COMPLETE TEXT OF MK&CO.'S OPINION IS ATTACHED AS ANNEX VI. WHILE LEARN2 BELIEVES THAT THE SUMMARY OF THE OPINION SET FORTH BELOW SUMMARIZES THE MATERIAL TERMS OF THE OPINION, LEARN2 STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY MK&CO.

     MK&Co.'s opinion to the board of directors addresses only the fairness from a financial point of view, of the merger to certain stockholders of Learn2, and does not constitute a recommendation to the stockholders as to how such stockholders should vote at the special meeting. MK&Co.'s opinion does not address Learn2's underlying business decision to effect the merger.

     Although the opinion and engagement letter of MK&Co. states that the opinion is for the board of directors only, the effectiveness of this contractual limitation under applicable state law has not been directly determined by any controlling authority. Moreover, the existence of such a defense will have no effect on the rights and responsibilities of the board of directors of Learn2 under applicable law. In particular, the registrant and MK&Co. have been advised that, in the opinion of the Securities and Exchange Commission, the availability of a state law defense for MK&Co. would have no effect on the rights and responsibilities of either MK&Co. or the board of directors of Learn2 under the federal securities laws.

     In connection with the preparation of its opinion, MK&Co. made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, MK&Co.:

     1. Reviewed and considered recent historical financial and business information, including results of operations and cash flow of Learn2, and certain other financial information, contained in documentation provided to it by Learn2;

     2. Held discussions with members of the management of Learn2 regarding the past and current business operations and financial condition and future prospects of Learn2;

     3. Reviewed forecasts supplied to MK&Co. by Learn2 with respect to internal projected financial and operating results, including earnings and cash flow of Learn2;

     4. Reviewed pro forma operating and cash flow statements and balance sheets of Learn2 supplied to MK&Co. by Learn2, assuming consummation of the merger;

     5. Reviewed publicly available financial and market data for certain public companies engaged in business similar to Learn2;

     6. Reviewed publicly available financial information relating to recent acquisitions involving companies comparable to Learn2;

     7. Reviewed the historical stock market prices and trading volumes of the outstanding common stock of Learn2; and

     8. Reviewed the principal financial terms of the implementing documentation provided to MK&Co. with respect to the merger.

Assumptions and Limitations

     In rendering its opinion, MK&Co. relied upon, without independent verification or investigation, the accuracy and completeness of the information available from public sources or provided to MK&Co. by Learn2 and its representatives. With respect to the internal forecasts regarding the future financial and operating results of Learn2 and the pro forma information provided to MK&Co., MK&Co. assumed, without independent verification or investigation, that such forecasts and pro forma information were prepared on bases reflecting the best currently available information, estimates and judgments of the management of Learn2 and that the assumptions underlying the forecasts and pro forma information were reasonable. MK&Co. did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Learn2. MK&Co. relied, without independent verification or investigation, on the financial statements of Learn2 provided by its management. MK&Co.'s opinion was based upon its assessment of general economic, financial and market conditions as they existed and could be evaluated by MK&Co. as of the date of its letter.

     In rendering its opinion, MK&Co. also assumed that the economic and financial climate, characterized in part by the unfavorable equity capital market conditions for companies with the recent financial operating performance similar to Learn2, will generally continue, at least through the period necessary to consummate the proposed transaction.

     In rendering its opinion, MK&Co. also relied upon the fact that Learn2 was advised by counsel as to all legal matters with respect to the proposed transaction, including whether all procedures required by law to be taken in connection with the proposed transaction, in fact, have been duly, validly and timely taken. MK&Co. did not make any representation or render any opinion as to any legal matter.

     Learn2 specifically informed MK&Co. that it reviewed and approved its assumptions and that it understood that, to the extent that any of the assumptions or any of the facts on which MK&Co.'s opinion was based proves to be untrue in any material respect, MK&Co.'s opinion cannot and should not be relied upon.

Analysis of Historical Performance

     MK&Co. analyzed Learn2's historical performance through the reporting period ended December 31, 2000. Learn2 has been unable to generate pretax profit since inception. Historical income statements yielded the following comparisons:
(i) revenues peaked in fiscal year 1996 at $20.5 million, declining in fiscal year 1997 to $10.8 million as Learn2 implemented a new strategy to transition from being a self-funded content developer and publisher to position itself as a supplier of custom solutions, services, tools and technology. For fiscal years 1998, 1999 and 2000, Learn2's revenues were $2.7 million, $12.2 million and $22.1 million, respectively; (ii) Learn2's earnings before depreciation, amortization, interest expense and income, taxes, extraordinary gain and restructuring charges or EBITDA posted a low of ($22.8) million in fiscal 1996, and registered the least loss, ($6.1) million, in fiscal year 1998. EBITDA for fiscal years 1999 and 2000 were ($9.4) million and ($13.3) million, respectively; (iii) Learn2's earnings before interest expense and income taxes, extraordinary gain and restructuring charges or EBIT posted a low of ($25.5) million in fiscal year 1996, and yielded the best financial performance, a loss of ($7.9) million, in fiscal year 1998. EBIT for fiscal years 1999 and 2000 were ($12.7) million and ($19.3) million, respectively. (iv) Learn2 has incurred net losses every year since inception. Net losses for fiscal years 1998, 1999, and 2000 were ($10.6) million, ($41.0) million and ($38.0) million, respectively.

     Coincident with the decline of the Nasdaq composite index since the fourth calendar quarter of 2000, tolerance is low among investors for companies with a pattern of financial losses. Consequently, it is MK&Co.'s conclusion supported on a practical basis by the results of Learn2's efforts to elicit alternative sources of equity financing, that it is unlikely that equity capital will be available on terms superior to those provided by the merger.

Stock Trading History

     MK&Co. examined the history of the trading prices and volume of Learn2's common stock. The closing price of Learn2's common stock was $0.23 per share on April 6, 2001, which aggregated to a public market value of equity of approximately $12 million. This price was 94% below its 52 week high of $3.81 per share on April 7, 2000. The average closing price of Learn2's common stock in the ten trading days ending April 6, 2001 was $0.21. While the stock prices of all of the publicly traded companies to which MK&Co. compared Learn2 declined in the same period, Learn2's absolute stock price decline most closely resembled the pattern for those companies, like Learn2, that reported over the period a continuing pattern of operating losses and evidenced increasing capital sufficiency and liquidity risk. See Comparable Company Analysis "Second Group" below. Accordingly, the public market value of Learn2's equity securities is unlikely to improve until it addresses this risk. Learn2 has represented to MK&Co. that addressing this capital sufficiency and liquidity risk is an important motivation for entering into the merger.

Comparable Company Analysis

     MK&Co. reviewed selected consolidated financial information, through the reporting period ended December 31, 2000, the most recent information publicly available at the time, of certain other companies in lines of businesses it believed to be comparable to the business of Learn2. Two groups of comparable companies were selected for the analysis. The first group did not evidence significant capital sufficiency or liquidity risk in their public filings and the second group did. The first group of companies which included: Centra Software, Inc., Docent, Inc., DigitalThink, Inc., eCollege, Inc., Saba Software, Inc., SmartForce plc, and Skillsoft Corporation and had an adjusted average multiple of approximately 9.82X the revenue of the trailing twelve month period or TTM. The second group of companies included in the analysis were:
Click2Learn, Caliber Learning, Inc., Gilat Communications, Ltd., Instructivision, Inc., CollegeLink.com, Inc., and Whitman Education Group and had an adjusted average multiple of approximately 0.46X the revenue of the TTM. MK&Co. analyzed, among other things, stock trading data and various financial operating ratios. An analysis of the selected companies is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies available for comparison.

     The following tables illustrate the Market Values and associated public market trading multiples, of each of the comparable companies as of April 6, 2001:

FIRST GROUP (Figures in thousands, except per share values)


      MARKET VALUE
                                       STOCK PRICE
     MULTIPLE OF TTM
               COMPANY                  4/6/2001      MARKET VALUE    TTM
REVENUES       REVENUES
               -------                 -----------    ------------
------------    ---------------
Centra Software, Inc. ...............    $ 6.38        $  154,768       $ 18,156
           8.52x
Docent, Inc..........................    $ 3.38        $  141,598       $ 10,951
          12.93x
Digital Think, Inc. .................    $ 9.88        $  345,686       $ 30,136
          11.47x
eCollege, Inc. ......................    $ 2.50        $   40,279       $ 11,404
           3.53x
Saba Software........................    $ 3.81        $  169,008       $ 35,859
           4.71x
SmartForce...........................    $25.81        $1,332,602       $170,620
           7.81x
Skillsoft............................    $21.00        $  274,267       $ 13,083
          20.96x
University of Phoenix................    $29.31        $1,560,619       $115,983
          13.46x

                                                                    SIMPLE
AVERAGE         10.42x

High         20.96x

Low          3.53x
                                                                 ADJUSTED
AVERAGE*          9.82X
                                             *Excludes the high and low
statistics

SECOND GROUP (Figures in thousands, except per share values)


      MARKET VALUE
                                       STOCK PRICE
     MULTIPLE OF TTM
               COMPANY                  4/6/2001      MARKET VALUE    TTM
REVENUES       REVENUES
               -------                 -----------    ------------
------------    ---------------
Click2Learn..........................     $1.13         $19,548         $40,994
           0.48x
Caliber Learning, Inc. ..............     $0.75         $ 9,382         $20,905
           0.45x
Gilat Communication..................     $1.12         $13,216         $73,553
           0.18x
Instructivision, Inc. ...............     $0.19         $   628         $   883
           0.71x
CollegeLink.com, Inc. ...............     $0.07         $ 1,056         $ 2,161
           0.49x
Whitman Education Group..............     $2.50         $33,672         $79,226
           0.43x

                                                                    SIMPLE
AVERAGE          0.46x

High          0.71x

Low          0.18x
                                                                 ADJUSTED
AVERAGE*          0.46X
                                            *Excludes the high and low
statistics.

     The public market value of Learn2 at the time of the analysis was approximately 0.55 times adjusted average TTM revenue, reflecting, in part, investors' assessments about Learn2's financial performance and capital sufficiency and liquidity risk. In contrast, by completing the transaction, Learn2 could mitigate its capital sufficiency and liquidity risk, making it more comparable to the first group of e-learning companies. As a result, the value to Learn2 shareholders in the context of the proposed transaction could be computed as approximately $71.4 million utilizing the same mode of analysis but the higher multiple of approximately 9.82X. The computed value to Learn2 stockholders takes account of both the redemption and termination of that certain $10 million convertible debenture and the issuance of approximately 33.34% of Learn2's outstanding common stock immediately prior to the consummation of the merger in connection with such redemption.

     MK&Co. noted that the utility of this analysis was limited. As a result of the Company's financial performance, only historical revenues provided a reliable positive parameter, from among those customarily used, from which to derive an equity value comparison. Forward-looking parameters were problematical because they would all necessarily assume that immediate and sustainable external financing was available on acceptable terms, an assumption which had no firm basis in fact. MK&Co. cautioned that conclusions premised on excessive reliance on only one of many possible financial parameters (e.g., EBITDA, EBIT, net income, tangible book value) could not be regarded with a high degree of reliability in any case.

Analysis of Selected Transactions

     MK&Co. reviewed four merger and acquisition transactions for which adequate price and other information was publicly available. These transactions took place at various times within the last three calendar years and involved Internet software and e-business companies with working capital deficiencies and negative operating cash flow. MK&Co. concluded that there were no substantially identical financial transactions in the e-learning industry involving a target with the mix of market capitalization and financial performance characteristics similar to those found at Learn2. The four selected transactions are the respective acquisitions of:

          (i.)  Circle.com by Havas Advertising;

          (ii.)  CCRL LLC by Launch Media Inc.;

          (iii.) Resumix, Inc. by HotJobs.com Ltd; and

          (iv.) Trent Graphics, Inc. by Network Event Theater, Inc.

     With respect to the foregoing transactions, MK&Co. analyzed purchase prices in relation to various financial operating ratios. Like the analysis of the selected comparable companies, an analysis of selected transactions is not mathematical; rather, it also involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and transactions available for comparison and the nature of the financial market environment contemporaneous with the transaction.

     MK&Co. noted that the utility of this analysis was limited. As a result of Learn2's financial performance, only historical revenues provided a reliable parameter, from among those customarily used, from which to derive an equity value comparison.

     The targets of the financial transactions selected share the following characteristics with Learn2: (i) the targets had relatively low cash balances;
(ii) the targets had working capital deficiencies; (iii) the targets had negative EBITDA; and (iv) the targets incurred net losses. The average of equity value paid to TTM revenue multiple is 1.07X. MK&Co. then applied a 48.8 percent discount to the TTM, to adjust for the diminution in the Nasdaq composite index during the six-month period ending on April 6, 2001, the period during which Learn2 was investigating alternatives and structured the proposed merger. Indexing the results of the comparable transaction analysis to the diminution in value of publicly-traded, Nasdaq-listed companies, as represented by the Nasdaq composite index, yields an implied market value for Learn2's equity of approximately $12.0 million. As indicated by the Comparable Company Analysis and the Discounted Cash Flow Analysis, this implied valuation is substantially less than the market value of Learn2's equity implied if Learn2 can mitigate its capital sufficiency and liquidity risk. Learn2 has represented to MK&Co. that addressing this capital sufficiency and liquidity risk is an important motivation for entering into the merger.

Projected Financial Statements

     MK&Co. reviewed certain internal projected financial forecasts prepared by Learn2's management for the 2001 through 2003 fiscal years and noted that, among other things, Learn2's capital sufficiency and liquidity risk was dependent on Learn2's management's assumption that Learn2 would collect its accounts receivable projected in its internal financial forecast in a timely fashion. If Learn2 does not to achieve sales or collect accounts receivable at the rates projected, Learn2 is likely to be required to raise additional capital which might not be available. The merger affords a capital reserve to weather adverse variances in sales and collections greater than those assumed by Learn2 management.

Discounted Cash Flow Analysis

     To conduct a discounted cash flow analysis, MK&Co. reviewed the available annual financial forecasts for Learn2, on a stand-alone basis, as prepared by Learn2's management, for the 2001 through 2003 fiscal years. MK&Co. projected, based on assumptions that MK&Co. believed to be reasonable, an additional 2 years to provide projected data through 2005. Based on Learn2's projections, free cash flow, EBITDA less changes in working capital, less capital expenditure, is projected to increase from ($2.17) million in 2001, to $10.6 million in fiscal year 2005. The forecasts assume that the collection of Learn2's accounts receivable will result in sufficient cash to fund operations; but also takes account of the attendant risk by applying a discount rate derived from analysis of the rate of return under contemporaneous capital market conditions required by investors purchasing the securities of an issuer with comparable capital sufficiency and liquidity risk. Viatel, Inc., a company with comparable financial characteristics to Learn2, like Learn2, laid off a substantial percentage of its workforce and retained an investment banking firm to explore strategic alternatives. For an April 1998 issue of its corporate bonds, due April 2008, the computed yield is 67%. Accordingly, Viatel Inc.'s corporate bond yield to maturity serves as a benchmark for the rate of return required by investors purchasing recently issued securities of a company in comparable financial condition. Discounting Learn2's projected five-year cash flows at a rate of 67% yields a present value of approximately $11.0 million.

     In contrast, the value to Learn2 shareholders in the context of the proposed transaction, utilizing the same mode of analysis, is approximately $110 million. This implied value to Learn2 shareholders also takes account of both:
1) the additional dilution caused by the repurchase of the RGC Debenture; and 2) the equity share retained by the E-Stamp shareholders in exchange for the cash remaining after winding down the business and operations of E-Stamp. The difference is attributable to the fact that with access to capital, it will be possible to invest sooner in the expansion of Learn2's business. Under the combined scenario associated with the proposed transaction, Learn2 projects free cash flow will increase from ($12.1) million in 2001, to $67.8 million in fiscal year 2005. Moreover, with the mitigation of capital sufficiency and liquidity risk, the applicable discount rate is derived from the weighted average cost of capital for the financially healthier, publicly traded comparable e-learning companies. The weighted average cost of capital applied in this analysis is 14%, which is derived by the following factors: risk free rate of 4.3%, yield on 6-month treasury bill as of March 25, 2001, beta of 1.0x, average of comparable companies, market risk premium of 10%, cost of debt of 6%, weighted average interest rate paid on Learn2's debt, and tax rate of 38%, estimated federal and state tax rates.

Liquidation Analysis

     MK&Co. also prepared, from information provided by Learn2, a liquidation analysis. The analysis estimated the liquidation value of Learn2's total assets at $13.7 million. After deducting estimated legal and collection fees of $3.2 million, an estimated $10.5 million remains to satisfy creditors, which represented a potential recovery to unsecured creditors of 67.0% of the outstanding amounts owed to them by Learn2, $9.3 million in convertible debt and $6.3 million in accounts payable and other accruals. If such a scenario were to materialize, Learn's common stock would be worthless.

     The material assumptions upon which the liquidation analysis was based are as follows: (i) accuracy and completeness of the information reviewed, without independent verification; (ii) affirmation by Learn2 and review by Learn2 of the treatment, reasonableness and feasibility of prospective dispositions of assets and liabilities included in the analysis; and (iii) estimation and affirmation by Learn2 of collection, legal and administrative fees incident to liquidation. With respect to asset values, in consultation with Learn2, in liquidation it was assumed that the following would be realizable: (i) approximately 80 percent of trade accounts receivable; (ii) approximately 30 percent of inventory; (iii) approximately 20 percent of the book value of computer equipment; (iv) office equipment and furniture and fixtures could be liquidated at approximately 10 percent of their gross book value; (v) land could be liquidated at approximately 80 percent of gross book value; (vi) intangible and capitalized software could be liquidated at approximately 35 percent of their net value; (vii) cash was assumed to have full value in liquidation; and (viii) prepaid expenses, computer software, leasehold improvements, and goodwill were assumed to have no value in liquidation. With respect to estimated liabilities, in consultation with Learn2, it was assumed that (i) the convertible debenture of $9.3 million would be paid in full; and (ii) unsecured creditors would receive residual proceeds.

VALUATION SUMMARY (Figures in thousands)

     MARKET VALUATION OF EQUITY TO EXISTING LEARN2 STOCKHOLDERS;
PRE-TRANSACTION:

                                                               EXISTING LEARN2
                                                              STOCKHOLDER STAKE
                                                              -----------------
Market Value on 4/6/01......................................       $12,174
Market Comparables..........................................       $10,152
a
M&A Comparables.............................................       $12,028
b
DCF Analysis................................................       $11,047
c
Liquidation Value...........................................       $0
d

     IMPLIED MARKET VALUATION OF EQUITY TO EXISTING LEARN2 STOCKHOLDERS; POST-TRANSACTION:

                           100% OF              50.1% OF             49.9% OF
                           IMPLIED              IMPLIED               IMPLIED
                         MARKET VALUE         MARKET VALUE         MARKET VALUE
                            RESIDUAL STAKE
                          OF EQUITY            OF EQUITY             OF EQUITY
         33.3% RGC            (EXISTING
                          (COMBINED             (E-STAMP           (AVAILABLE TO
         DILUTION               LEARN2
                           COMPANY)              STAKE                LEARN2)
        (RGC STAKE)         STOCKHOLDERS)
                         ------------    -    ------------    =    -------------
   -    -----------    =    --------------
Post Merger Market
  Comparables..........    $216,670             $108,552             $108,118
          $36,003              $ 72,115     e
Post Merger DCF
  Analysis.............    $333,940             $167,304             $166,636
          $55,490              $111,146     f

-------------------------
a Based on market value/TTM revenue multiples of Click2Learn, Caliber Learning, Inc., Gilat Communication, Instructivision, Inc., Cytation Corporation, formerly known as CollegeLink.com, Inc., and Whitman Education Group. See the section entitled "Comparable Company Analysis".

b Based on transaction value/TTM revenue multiples of four selected transactions. See the section entitled "Analysis of Selected Transactions."

c Assuming Learn2 is able to maintain positive cash balances, as described in the accompanying analysis, discount rate of 67%. See the section entitled "Discounted Cash Flow Analysis."

d See the section entitled "Liquidation Analysis."

e 49.9% of implied equity value of combined company based on market value/TTM revenues multiples of Centra Software, Inc., Docent, Inc., Digital Think, Inc., eCollege, Inc., Saba Software, SmartForce, Skillsoft and University of Phoenix, then diluted by 33% to RCG.

f 49.9% of implied equity value of combined company based on discounted cash flow analysis, discount rate of 14%, then diluted by 33% to RGC.

Fairness of the Proposed Transaction Consideration

     MK&Co. believes the merger is fair to Learn2's stockholders, other than management of Learn2, the holder of Learn2's convertible debenture, and their affiliates as to which MK&Co. expresses no opinion from a financial point of view, without giving effect to any other benefits that may inure to any particular stockholder as a result of the merger other than in its capacity as a stockholder, based on a number of factors, including the ones listed below. MK&Co. did not assign a particular weight to any one of the factors described below, although MK&Co. viewed as particularly significant Learn2's capital resources and liquidity risk.

          1. Loss of Value in the Event of Insolvency and Liquidation. MK&Co. believed that the proposed merger is fair because, among other things, Learn2's stockholders are unlikely to realize any value for Learn2's common stock if Learn2 must liquidate.

          2. Negotiation of the Proposed Transaction. The terms of the proposed merger were determined through arms-length negotiations between Learn2 and E-Stamp.

          3. Potential Substantial Dilution of Equity. If the proposed merger is not consummated or the merger agreement is terminated and Learn2 fails to meet its internal projected forecasts, Learn2 then in certain circumstances would have to raise capital via other means. Based on equity capital market conditions existing contemporaneously with the proposed merger, Learn2 would have difficulty raising equity on terms favorable to Learn2.

     MK&Co. and Learn2 do not currently intend for MK&Co. to update or revise its fairness opinion prior to the completion of the merger. If a material amendment is made to the merger agreement, or if a significant event occurs prior to the completion of the merger, the Learn2 board of directors will consider whether or not to request that MK&Co. update its fairness opinion. Learn2 is not aware of any significant events or changes that have occurred which could or would alter the fairness determination.

     MK&Co. is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Learn2 selected MK&Co. because of its experience and expertise in performing valuation and fairness analysis for companies serving the for-profit education and training markets. MK&Co. values businesses and securities in connection with mergers and acquisitions, private placements of debt and equity, corporate reorganizations, and other purposes. MK&Co. does not beneficially own nor has it ever beneficially owned any interest in Learn2 or E-Stamp.

Fees and Expenses

     Pursuant to an agreement dated October 31, 2000 and subsequently amended as of March 21, 2001, in exchange for MK&Co.'s investment banking services related to the proposed transaction, including its fairness opinion, Learn2 has agreed to pay MK&Co. a fee equal, as of the date of its opinion, to $200,000 plus $15,000 per month thereafter until the earlier of consummation of the merger or termination of the merger agreement, or, if greater, 2.0625% of the merger consideration. Learn2 has further agreed to pay to MK&Co. its reasonable out-of-pocket expenses and to indemnify MK&Co. against certain liabilities and expenses in connection with the rendering of its services.

E-STAMP'S REASONS FOR THE MERGER; BOARD RECOMMENDATION

     On April 9, 2001, the E-Stamp Board of Directors voted unanimously to approve the merger agreement and the terms of the merger. The board also:

     - determined that the merger agreement and the merger were advisable, and in the best interests of, E-Stamp and its stockholders;

     - directed that the merger proposal be submitted for consideration by the E-Stamp stockholders; and

     - recommended that the E-Stamp stockholders vote FOR the merger proposal.

     In the course of reaching its decision to approve the merger agreement and the merger, E-Stamp's board of directors consulted with E-Stamp's senior management, as well as its outside legal counsel and its financial advisors.

     Potential Benefits. The E-Stamp board also considered the following potential benefits associated with the merger:

     Learn2's Historical Information. The board considered historical information concerning Learn2's business, financial performance, operations, management and competitive positions, including public reports filed with the Securities and Exchange Commission with input from its financial advisors. The board concluded that Learn2's business has greater positive potential for growth and value for E-Stamp stockholders after completion of the merger than E-Stamp's prior business.

     Current Market Conditions. The board considered the current financial market conditions and trading information with respect to E-Stamp and Learn2 common stock, and considered that the merger offers an opportunity for the combined company's stock to outperform E-Stamp's current stock price and enhance stockholder value.

     Merger Agreement. The board considered the terms of the merger agreement, including E-Stamp's ability to consider a superior acquisition proposal and the circumstances under which the board may withdraw its recommendation of the merger. Specifically the board concluded that the terms of the merger were in the best interests of the stockholders because they were negotiated at arms length with the advice of outside legal and financial counsel, and if the board should receive an unsolicited superior offer the board may accept it.

     Tax Treatment. The board concluded that the merger was beneficial for stockholders and the company in that it is expected the merger will qualify as a tax-free reorganization for U.S. income tax purposes.


     Alternative Transactions. The board considered alternatives to the merger including the liquidation of the company. Although the liquidation value per share reflected a premium to the trading price of E-Stamp's common stock, after considering the amount that would be available for initial distribution to E-Stamp stockholders after reserving for contingent liabilities and after considering Houlihan Lokey's analysis that the liquidation value is less than the value the merger is likely to create for E-Stamp stockholders, the board concluded that the merger is in the best interests of the stockholders of E-Stamp.


     Fairness Opinion. The board considered the presentation by Houlihan Lokey regarding the financial information, valuation analysis and other factors related to the merger as well as the fairness of the merger to the E-Stamp stockholders. The board concluded that Houlihan Lokey's finding that the merger is fair to E-Stamp's stockholders supported the board's finding that the merger is in E-Stamp's and its stockholders best interests.

     Negative Factors. The board also considered the following negative factors and risks associated with the merger:


     Conflicts of Interests. The board considered the conflicts of interest of certain directors and executive officers of E-Stamp in the merger as described in "Conflicts of Interests of Learn2 and E-Stamp Officers and Directors in the Merger." Specifically the Board considered that in connection with the completion of the merger some officers and directors will receive bonus payments, cancellation of indebtedness and continuation of salary and benefits, but concluded these conflicts did not drive the decision to agree to the merger.


     Dilution to E-Stamp Stockholders. The board considered the dilution that the merger would result in for E-Stamp stockholders to their percentage ownership in the combined company, but concluded that the merger still had a greater potential for enhancing stockholder value than the alternative of liquidation.

     Diversion of Management. The board considered the risk that the merger could divert management resources from other strategic opportunities and operational matters for an extended period of time, but in light of the board's decision to discontinue E-Stamp's business it believed that management could effectively operate the company and complete the merger.

     Failure to Complete the Merger. The board considered the possibility that the merger might not be completed, and the fact that under some circumstances E-Stamp might be required to pay a termination fee to Learn2. The board addressed this risk by deciding to discontinue its business and thereby conserve assets and to recommend a reverse stock split in its annual meeting proxy in an attempt to raise the trading price of E-Stamp's common stock and comply with Nasdaq's listing requirements should the merger not be completed.

     Costs of the Merger. The board considered that there will be substantial costs associated with the merger regardless of whether it is completed. The board concluded that there would be similar substantial costs associated with a liquidation or any other strategic transaction chosen by the board and so this was an unavoidable part of any decision the board might make.


     The potential benefits and adverse consequences listed above include all of the material positive and negative factors considered by the E-Stamp board of directors in making its determination to adopt and approve the merger agreement and the merger. In analyzing the proposed merger, none of the factors above was viewed by the E-Stamp board of directors as determinative, and the board did not quantify or ascribe particular weight to any single factor. Rather, the board made its determination based upon the total mix of information available to it and determined that the aggregate positive factors outweighed the aggregate negative factors. Moreover, individual members of the board may have assigned different values to different factors.

OPINION OF E-STAMP FINANCIAL ADVISOR


     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies utilized by Houlihan Lokey Howard & Zukin Financial Advisors. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusion reached by HLHZ or a complete description of its presentation. HLHZ believes, and so advised the Board of Directors of E-Stamp Corporation, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

     E-Stamp retained HLHZ to render an opinion to be addressed to the Board of Directors of E-Stamp, as to the fairness, from a financial point of view, of the merger and related transactions disclosed to HLHZ to the stockholders of E-Stamp. At the April 9, 2001 meeting of the Board of Directors, HLHZ presented its analysis as hereinafter described and on April 18, 2001 delivered its written opinion that as of such date and based on the matters described therein, the consideration to be received by stockholders of E-Stamp in connection with the merger is fair to them from a financial point of view.

     THE COMPLETE TEXT OF HLHZ'S OPINION IS ATTACHED HERETO AS ANNEX V. WHILE E-STAMP BELIEVES THAT THE SUMMARY OF THE OPINION SET FORTH BELOW HIGHLIGHTS THE MATERIAL TERMS OF THE OPINION, E-STAMP STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY HLHZ.

     HLHZ's opinion to the Board of Directors addresses only the fairness from a financial point of view of the merger, and does not constitute a recommendation to the stockholders as to how such stockholder should vote on the merger. HLHZ's opinion does not address E-Stamp's underlying business decision to effect the merger. HLHZ has not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the E-Stamp.

     In connection with the preparation of its opinion, HLHZ made such reviews, analyses and inquiries as they deemed necessary and appropriate under the circumstances. Among other things, HLHZ:

          1. reviewed E-Stamp's audited financial statements on Form 10-K for the fiscal year ended December 31, 2000, which management has indicated represented the latest financial statements available at that time;

          2. reviewed E-Stamp's financial projections for the fiscal year ended December 31, 2001;

          3. reviewed E-Stamp's merger analysis regarding the costs of discontinuing its operations;

          4. reviewed the Presentation to the Board of Directors of E-Stamp by Credit Suisse First Boston, dated March 26, 2001;

          5. reviewed Learn2's audited financial statements on Form 10-K for the fiscal year ended December 31, 1999 and its unaudited financial statements on Form 10-Q for the period ended September 30, 2000;

          6. reviewed Learn2's draft financial statements on its draft Form 10-K for the fiscal year ended December 31, 2000, which management has indicated represented the latest financial information available at that time;

          7. reviewed Learn2's internal projected financial forecasts prepared by management of Learn2, for the fiscal years ended December 31, 2001 through 2002;

          8. reviewed copies of the following documents relating to the merger:

             (i) the Agreement and Plan of Merger by and among E-Stamp Corporation and Learn2.com, Inc., draft dated April 17, 2001;

             (ii) draft of the Learn2 Disclosure Letter, distributed on April 18, 2001;

             (iii) the Agreement by and among Learn2.com, Inc., E-Stamp Corporation and RGC International Investors, LDC, draft dated April 11, 2001, regarding the Convertible Debt;

             (iv) the Convertible Promissory Note by and between E-Stamp and Learn2, draft dated April 13, 2001;

             (v) the Option Agreement by and between Learn2.com, Inc. and E-Stamp Corporation, draft dated April 17, 2001;

          9. interviewed certain senior management of E-Stamp and Learn2 to discuss the operations, financial condition, future prospects and projected performance of E-Stamp and Learn2;

          10. reviewed the historical market prices and trading volume for E-Stamp's and Learn2's publicly traded securities;

          11. reviewed the trading values and financial condition of certain public companies deemed comparable to Learn2; and

          12. conducted such other studies, analyses and inquiries as HLHZ deemed appropriate.

     In assessing the financial fairness of the merger to stockholders of E-Stamp, HLHZ: (i) analyzed the historical trading prices of E-Stamp common stock and Learn2 common stock, (ii) independently valued the equity of Learn2 using widely accepted valuation methodologies, and (iii) reviewed the valuation implications to stockholders of E-Stamp of the merger and various alternatives to the merger.

Analysis and Valuation of Learn2 Common Stock

     As part of its valuation analysis of the common stock of Learn2, HLHZ analyzed the float and trading volume for Learn2's common stock. HLHZ calculated the public float as a percent of total shares outstanding. In addition, HLHZ calculated the ratio of average daily trading volume (over the most recent 90 days) to float and total shares outstanding. HLHZ then compared Learn2's ratios to the same ratios for publicly traded companies that HLHZ deemed comparable to Learn2. These comparable companies included Digital Think, Inc., Docent, Inc., HealthStream, Inc., Plato Learning, Inc., Saba Software, Inc., SkillSoft Corporation, and SmartForce Plc. HLHZ noted that Learn2 has a slightly higher percentage of public float to shares outstanding relative to the comparable companies, and that Learn2's average daily trading volume as a percentage of public float was below the mean and median for the comparable companies.

     On April 6, 2001, the last trading day before HLHZ's April 9th presentation to the Board of Directors of E-Stamp, Learn2's common stock was trading at $0.23 per share, 92% below its 52 week high of $3.03 per share on July 20, 2000. The stock prices of most of the comparable companies experienced similar declines in trading prices within the prior 52 weeks.

     HLHZ analyzed Learn2's potential intermediate-term trading price based on its current trading price as well as by comparing it to the comparable public companies. Because a number of the companies, including Learn2, are not profitable on an operating basis HLHZ measured multiples of revenues, and gross profit. HLHZ computed multiples for the latest twelve months, latest quarter annualized, projected 2001 fiscal year and projected 2002 fiscal year.

     HLHZ also analyzed the cash position and cash burn rate of Learn2 and the comparable companies. It was observed that many of the companies have relatively large cash balances compared to their revenues and compared to their other assets. To account for this HLHZ calculated multiples on an enterprise value basis and a company value basis. The company value assumes that the current stock price reflects all of the assets of a company, including its cash balance. Enterprise value is equal to company value less cash, and is an indication of the value of the operations of a company, excluding its cash.

     The following table illustrates the company value and enterprise value of each of the comparable companies and of Learn2 as of April 6, 2001:

                              STOCK      FULLY      MARKET
                             TOTAL
                            PRICE PER   DILUTED    VALUE OF     TOTAL
MINORITY    COMPANY       BOOK     ENTERPRISE
         COMPANY              SHARE     SHARES      EQUITY      DEBT
INTEREST     VALUE        CASH       VALUE
         -------            ---------   -------   ----------   -------
--------   ----------   --------   ----------
                                                 (FIGURES IN THOUSANDS, EXCEPT
PER SHARE VALUES)
Digital Think.............   $ 9.88     35,006    $  345,686   $     0     $  0
   $  345,686   $ 71,933   $  273,753
Docent....................     3.38     41,955       141,598     1,559        0
      143,157     96,847       46,310
HealthStream..............     1.00     20,312        20,312       505        0
       20,817     27,282       (6,465)
Plato Learning............    17.08      8,349       142,595       669        0
      143,264      2,959      140,305
Saba Software.............     3.81     44,330       169,008     4,891        0
      173,899     47,979      125,920
SkillSoft.................    21.00     13,275       278,772         0        0
      278,772     27,130      251,642
Smartforce................    25.81     60,434     1,559,995         0      307
    1,560,262    107,957    1,452,305
Learn2.com................   $ 0.23     52,932    $   12,406   $10,000     $  0
   $   22,406   $  2,500   $   19,906

     Based on its analysis, HLHZ concluded that the company value indications were more relevant than enterprise value in determining trading multiples of revenue and gross profit for the comparable companies and for Learn2. The multiples of company value to the last twelve month revenue of the comparable companies ranged from 2.2 times revenue to 21.3 times revenue, with a median of
9.3 times revenue. Similarly, the multiples for the comparable companies based on latest quarter annualized revenues ranged from 1.6 to 12.7 times revenue, with a median of 6.4 times revenue.

     The multiples of company value of last twelve month gross profit of the comparable companies ranged from 2.8 times gross profit to 81.8 times gross profit, with a median of 11.1 times gross profit. Similarly, the multiples for the comparable companies based on latest quarter annualized gross profit ranged from 2.7 to 21.4 times gross profit, with a median of 8.1 times gross profit.

     The April 6, 2001 trading price of Learn2 indicates that, both on a multiple of revenue and a multiple of gross profit, it was trading below the low end of the range of the comparable companies. This analysis indicated that Learn2 was potentially undervalued, reflecting, in part, its need for additional funding and uncertainty regarding the dilution impact of its convertible debt. HLHZ independently valued Learn2, assuming the liquidity issue and uncertainty regarding the convertible debt are settled. HLHZ valued Learn2 based on the low end of the range of trading multiples of historical and projected revenue and gross profit for the comparable companies. HLHZ selected these multiples based on a risk analysis of Learn2 compared to the comparable companies. The factors that were considered in the risk analysis included historical and projected revenue growth and earnings levels, expected cash requirements or cash generation, and market liquidity and trading levels. HLHZ's independent valuation of Learn2 indicated that Learn2's stock could potentially trade up to a company value in the range of $34 million to $42 million, compared to the $22.4 million implied by the $0.23 per share trading price. Pro forma for the merger, in which current E-Stamp stockholders will own 50.1% of the combined company, this implies a value per E-Stamp share in the range of $0.44 to $0.55 per share, a premium to its recent $0.23 per share price.

Fairness Analysis

     To determine the fairness of the merger to the stockholders of E-Stamp from a financial point of view HLHZ compared the value of the consideration be received in the merger by the stockholders of E-Stamp to the value of the most likely alternatives to the merger. The alternatives HLHZ considered included (i) a liquidation scenario, and (ii) a status quo scenario in which E-Stamp continued to operate its existing business as an independent company.

     In considering a liquidation scenario, HLHZ reviewed with E-Stamp management, its estimate of the costs to wind down its operations, liquidate its assets and settle its obligations and contingent liabilities, the risks associated with such activities, and the timing of the distribution to stockholders of the remaining cash. Based on this analysis, HLHZ estimated that, the present value of the net cash liquidation proceeds was reasonably stated in the range of $8.5 million to $13.4 million or $0.22 to $0.35 per share. Although the liquidation value per share reflects a premium to the trading price of E-Stamp's common stock on April 6, 2001, the last trading day before HLHZ's presentation to the board of directors of E-Stamp, such liquidation value is less than the value the merger is likely to create for E-Stamp stockholders.

     In considering the status quo alternative, HLHZ considered E-Stamp common stock's recent trading price and E-Stamp management's 2001 business plan. On April 6, 2001, the last trading day before HLHZ's presentation to the board of directors of E-Stamp, the common stock of E-Stamp was trading at $0.08 per share. This price reflected a significant discount to the cash on the balance sheet of E-Stamp, and a discount to its liquidation value, as discussed above, implying a negative value for the operations of E-Stamp. Based on management's projections for E-Stamp's stand-alone operations and on E-Stamp's recent trading history, HLHZ determined that under a status quo scenario, it was unlikely that E-Stamp's common stock would trade at or above its liquidation value in the foreseeable future. Furthermore, it was likely that E-Stamp would be delisted from the NASDAQ stock market's national market in a status quo scenario.

     Furthermore, in analyzing the fairness of the merger to the stockholders of E-Stamp from a financial point of view, HLHZ considered certain actual, potential and perceived conflicts of interest of certain officers and directors of both E-Stamp and Learn2. Such considerations included incremental compensation to be paid to certain officers and directors upon the completion of the merger, terms of continued employment of certain officers and directors post-merger, and the terms of stock options granted to certain officers and directors.

     HLHZ has relied upon and assumed, without independent verification, that the financial forecasts and projections provided to them have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of E-Stamp and Learn2, respectively, and that there has been no material change in the assets, financial condition, business or prospects of either E-Stamp or Learn2 since the date of the most recent financial statements made available to them. HLHZ did not identify in its analysis any specific factors that did not support its ability to render a fairness opinion.

     HLHZ did not independently verify the accuracy and completeness of the information supplied to them with respect to E-Stamp or Learn2 and did not assume any responsibility with respect to it. HLHZ has not made any physical inspection or independent appraisal of any of the properties or assets of E-Stamp or Learn2. HLHZ's opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by them at the date of their letter.

     HLHZ is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. HLHZ is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. E-Stamp selected HLHZ because of its experience and expertise in performing valuation and fairness analysis. HLHZ does not beneficially own nor has it ever beneficially owned any interest in E-Stamp or Learn2.

     HLHZ and E-Stamp do not currently intend for HLHZ to update or revise its fairness opinion prior to completion of the merger. If a material amendment is made to the merger agreement, or if a significant event occurs prior to the completion of the merger, the E-Stamp board of directors will consider whether or not to request that HLHZ update its fairness opinion. E-Stamp is not aware of any significant events or changes that have occurred which could or would alter the fairness determination.

Fees and Expenses

     Pursuant to an agreement dated March 28, 2001, HLHZ was retained by E-Stamp to analyze the fairness of the consideration to be received by stockholders of E-Stamp in connection with the merger, from a financial point of view. E-Stamp has agreed to pay HLHZ a fee of $400,000 plus its reasonable out-of-pocket expenses incurred in connection with the rendering of a fairness opinion. E-Stamp has further agreed to indemnify HLHZ against certain liabilities and expenses in connection with the rendering of its services.

CONFLICTS OF INTERESTS OF LEARN2 AND E-STAMP OFFICERS AND DIRECTORS IN THE
MERGER

     In considering the boards of directors' recommendations that you approve the merger and the merger agreement, you should note that the officers and directors have interests in the merger that are different from, or in addition to, your interests. Specifically, as a result of or in connection with the merger:

     - Robert H. Ewald will be the Chairman of the Board of E-Stamp;

     - Donald Schupak will become Chairman of the Executive Committee of the Board of E-Stamp;

     - Learn2 directors Donald Schupak, Stephen P. Gott, S. Lee Kling and James
       A. Cannavino will become directors of E-Stamp;

     - Robert H. Ewald, Marcelo Gumucio, Robert J. Cresci, John V. Balen and Rebecca Saeger will continue as directors of E-Stamp after the merger;

     - Learn2 officers Stephen P. Gott and Marc E. Landy will become executive officers of E-Stamp;

     - Stock options issued to Stephen P. Gott and Marc E. Landy exercisable to purchase 333,334 and 375,000, respectively, shares of Learn2 common stock at exercise prices ranging from $0.47 to $4.00 per share may become fully vested;

     - Learn2 directors and executive officers will have the right to continued indemnification and insurance coverage by E-Stamp for acts and omissions occurring prior to the merger;

     - Robert H. Ewald and Marcelo Gumucio will continue to receive salaries of approximately $290,000 and $120,000, respectively, after the merger;

     - The loans provided by E-Stamp to Robert H. Ewald and Marcelo Gumucio, having outstanding balances of approximately $290,000 and $90,000, respectively, should be forgiven in their entirety prior to the merger, together with a tax gross up on the forgiveness;

     - E-Stamp will pay Robert H. Ewald a cash bonus of $200,000 upon completion of the merger;

     - E-Stamp will pay Edward F. Malysz a cash bonus of $100,000 upon completion of the merger;

     - E-Stamp intends to enter into a retention agreement with Robert H. Ewald, pursuant to which if E-Stamp terminates Mr. Ewald's employment without cause or as a result of a constructive termination during the two year period after completion of the merger, Mr. Ewald will be entitled to the payment of one year's base salary and continued health coverage, and the forgiveness of Mr. Ewald's loan related to the early exercise of stock options; and


     - Stock options exercised through the issuance of notes by Messrs. Schupak, Cannavino and Ezrin exercisable to purchase 600,000, 215,000 and 145,000, respectively, shares of Learn2 common stock will be repriced from $2.00, $2.00 and a weighted average of $2.14, respectively, per share to $0.01, $0.71 and $0.67, respectively, per share and the notes issued by such directors in the principal amounts of $1,194,000, $286,667 and $206,667, respectively, will be cancelled and any liens thereunder released. Each of the stock options granted to Messrs. Schupak, Cannavino and Ezrin were granted in April 1998 and exercised in February 1999.


     Upon the closing of the merger, certain of then outstanding Learn2 stock options, by their terms, may become vested. However, the board of directors of Learn2 approved a plan under which each director, officer and employee would be given the opportunity to exchange their existing stock options for new stock options with an exercise price of $0.25 per share, subject to a new vesting scheduled that will be approved by E-Stamp and Learn2. As a result, E-Stamp and Learn2 are in the process of discussing appropriate vesting schedules and other matters concerning the Learn2 stock options.

     Pursuant to the terms of the merger agreement, each Learn2 employee stock option outstanding immediately prior to the completion of the merger will be converted, upon completion of the merger, into an option to acquire, on the same terms and conditions, the number of shares of E-Stamp common stock that is equal to the aggregate number of shares of Learn2 shares of common stock for which such option was exercisable multiplied by the exchange ratio.

     For six years after completion of the merger, E-Stamp will indemnify each current and former officer or director of Learn2 to the extent required under Delaware law or Learn2's certificate of incorporation or bylaws in effect immediately prior to the completion of the merger.

     In addition, Learn2's directors and officers will receive, for a period of six years after the completion of the merger, directors' and officers' insurance coverage with terms substantially the same as those of Learn2's existing directors and officers insurance policy for events occurring on or prior to the completion of the merger through one of the following mechanisms:

     - a directors and officers insurance policy whose annual premium is not greater than 200% of the premium of Learn2's policy in effect on the date of the merger agreement; or

     - obtaining "tail" coverage under Learn2's existing directors and officers insurance policy.

     As a result, Learn2's and E-Stamp's directors and officers generally could be more likely to vote to approve the merger and the merger agreement than Learn2 and E-Stamp stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax counsel to E-Stamp, the following are the material U.S. federal income tax consequences of the merger to holders of Learn2 common stock who, pursuant to the merger, exchange their Learn2 common stock for E-Stamp common stock, assuming that the merger is effected as described in the merger agreement and in this joint proxy statement-prospectus. This discussion is based on existing provisions of the Internal Revenue Code, currently applicable Treasury regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

     This discussion does not address all U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances. Factors that could alter the tax consequences of the merger to you include:

     - if you are a dealer or trader in securities;

     - if you are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     - if you are not a U.S. citizen or resident;

     - if your functional currency is not the U.S. dollar;

     - if you are a tax-exempt organization, financial institution or insurance company;

     - if you acquired your shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

     - if you hold Learn2 common stock as part of a hedge, straddle, or other integrated, risk reduction, constructive sale, or conversion transaction.

     This discussion does not address the tax consequences of an exchange of options or warrants for Learn2 common stock into options or warrants for E-Stamp common stock. This discussion assumes you hold your shares of Learn2 common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

     In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, the merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code. This opinion is subject to certain limitations, qualifications and assumptions and is based on certain facts and representations, including factual representations contained in certificates executed by officers of E-Stamp and Learn2. The opinion assumes the absence of changes in relevant facts or law between the date of this joint proxy statement-prospectus and the closing date of the merger and assumes that the merger is effected as described in the merger agreement and in this joint proxy statement-prospectus. The opinion is not binding on the Internal Revenue Service or the courts. No ruling from the Internal Revenue Service has been or will be sought.

     The following material federal income tax consequences will result from the merger's qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code:

     - You will not recognize any gain or loss upon your receipt of E-Stamp common stock solely in exchange for your shares of Learn2 common stock in the merger.

     - The aggregate tax basis of the E-Stamp common stock received by you as a result of the merger will be approximately the same as the aggregate tax basis of the Learn2 common stock you surrender in the merger.

     - The holding period of the E-Stamp common stock received by you in the merger will include the period during which you held the Learn2 common stock exchanged therefor.

     - Learn2 will not recognize gain or loss as a result of the transfer of its assets to E-Stamp in the merger solely in exchange for E-Stamp common stock.

     - E-Stamp will not recognize gain or loss as a result of the receipt of the assets of Learn2 in the merger in exchange for the issuance of its common stock.

     If the Internal Revenue Service were to challenge successfully the status of the merger as a reorganization, the tax consequences to you described above would not, in general, apply and you would be required to recognize gain or loss as a result of the merger in an amount equal to the difference between your basis in your Learn2 common stock and the fair market value, as of the closing of the merger, of the shares of E-Stamp common stock and any other consideration that you receive. Learn2 would also be required to recognize gain on the transfer of its assets to E-Stamp as a result of the merger.

     Even if the merger qualifies as a reorganization, you could recognize gain to the extent that shares of E-Stamp common stock are considered to be received in exchange for services or property, other than solely for Learn2 common stock. All or a portion of such gain may be taxable as ordinary income. You may also recognize gain to the extent that you are treated as receiving, directly or indirectly, consideration other than E-Stamp common stock in exchange for your Learn2 common stock.

     LOSS OF NET OPERATING LOSS CARRYFORWARDS. Learn2 and E-Stamp expect that the merger will result in an ownership change of Learn2 under Section 382 of the Internal Revenue Code. Section 382 contains rules that limit the ability of a company to offset pre-ownership change net operating losses and credit carryovers against post-ownership change taxable income. As a result, Learn2's net operating loss carryforwards, aggregating approximately $100 million as of December 31, 2000, will be limited for use to offset any income of E-Stamp. E-Stamp's net operating losses, aggregating approximately $133.6 million as of December 31, 2000, will be limited now or in the future, depending upon the transactions involving E-Stamp common stock.

     THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN PARTICULAR, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER TO YOU.

QUOTATION ON THE OTC BULLETIN BOARD OF E-STAMP COMMON STOCK TO BE ISSUED IN THE MERGER



     The shares of E-Stamp common stock to be issued in the merger will be eligible for quotation on the OTC Bulletin Board after the completion of the merger.



DEREGISTRATION OF LEARN2 COMMON STOCK AFTER THE MERGER



     When the merger is completed, Learn2 common stock will cease to be quoted on the OTC Bulletin Board and will be deregistered under the Securities Exchange Act of 1934, as amended.



APPRAISAL RIGHTS



     While we believe that the following summary describes the material provisions of Section 262 of the Delaware General Corporation Law, this summary is not intended to be a complete statement of that section and we encourage you to read the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this joint proxy statement-prospectus as Annex IX and is incorporated into this summary by reference.



     Under Delaware law, E-Stamp stockholders are not entitled to appraisal rights in connection with the merger. However, Learn2 stockholders are entitled to appraisal rights under Delaware law.



     If the merger is completed, each Learn2 stockholder who (1) files written notice with Learn2 of an intention to exercise rights to appraisal of his, her or its shares prior to the Learn2 special meeting, (2) does not vote in favor of the merger and (3) follows the procedures set forth in Section 262, will be entitled to be paid for his or her Learn2 common stock by the surviving corporation an amount equal to the fair value in cash of the shares of Learn2 common stock. The fair value of shares of Learn2 common stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger. The shares of Learn2 common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this joint proxy statement-prospectus as the "dissenting shares."



     Within ten days after the effective date of the merger, E-Stamp, as the surviving corporation in the merger, must mail a notice to all stockholders who have complied with clause (1) and (2) of the preceding paragraph notifying such stockholders of the effective date of the merger. Within 120 days after the effective date, holders of Learn2 common stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date, the holders of dissenting shares may also, upon written request, receive from E-Stamp a statement setting forth the aggregate number of shares with respect to which demands for appraisals have been received.



     Appraisal rights are available only to the record holder of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.



     A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.



     If any holder of Learn2 common stock who demands appraisal of his or her shares under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, his or her shares will be converted into a right to receive a number of shares of E-Stamp common stock in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares if:



     - the merger is abandoned;



     - the dissenting stockholder fails to make a timely written demand for appraisal;



     - the dissenting shares are voted in favor of the merger;



     - neither E-Stamp nor the stockholder files a complaint or intervenes in a pending action within 120 days after the effective date of the merger, or



     - the stockholder delivers to E-Stamp, as the surviving corporation, within 60 days of the effective date of the merger, or thereafter with E-Stamp's approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.



FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, IN WHICH EVENT A LEARN2 STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO THE HOLDER'S DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, LEARN2 STOCKHOLDERS WHO ARE CONSIDERING EXERCISING THEIR APPRAISAL RIGHTS SHOULD CONSULT THEIR OWN LEGAL ADVISORS.


ACCOUNTING TREATMENT

     E-Stamp intends to account for the merger as a purchase for financial reporting and accounting purposes, under accounting principles generally accepted in the United States of America. After the merger, the results of operations of Learn2 will be included in the consolidated financial statements of E-Stamp. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed.

     E-Stamp will be the accounting acquirer in the merger. E-Stamp is the accounting acquirer based on the guidance provided in SEC Staff Accounting Bulletin No. 24, Topic 2A. Some of the factors considered to determine that E-Stamp is the accounting acquirer are as follows:

     - Upon the completion of the merger, holders of E-Stamp common stock immediately prior to the merger will hold approximately 50.1%, and the former holders of Learn2's common stock, including the holder of Learn2's $10 million convertible debenture, will hold approximately 49.9% of the combined company.

     - The combined company's board of directors will be controlled by existing board members of E-Stamp in a ratio of 5 to 4.

     - E-Stamp's structure of a classified board will remain for the combined company, based on the expiration dates of the remaining E-Stamp director's terms, former E-Stamp directors will be up for election as directors of the combined company as follows: 2001 - 1; 2002 - 2
       2003 - 2.

     - The former Chief Executive Officer of E-Stamp will become Chairman of the Board of Directors of the combined company.

     - The former Chief Executive Officer of E-Stamp will assume the role of Executive Chairman and thus the most senior member of the combined company's executive management team.

     - In connection with the merger, E-Stamp loaned Learn2 $2 million.

     The cost of the acquisition is expected to be less than the fair value of the net tangible assets of Learn2 acquired. The deficiency will be allocated first to reduce proportionately the values assigned to non-current assets. Should non-current assets be reduced to zero, any remaining deficiency will be recorded as a deferred credit and amortized to income over the expected period of benefit.

MARKET PRICE INFORMATION


     The following table sets forth, for the quarters indicated, the high and low closing prices per share of E-Stamp common stock and Learn2 common stock as reported on the Nasdaq National Market. E-Stamp common stock began trading on the Nasdaq National Market on October 8, 1999, and Learn2 common stock began trading on the Nasdaq National Market on October 20, 1994. On August 2, 2001, both E-Stamp common stock and Learn2 common stock were delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board.


                                                          LEARN2
    E-STAMP
                                                       COMMON STOCK
 COMMON STOCK
                                                  -----------------------
-----------------------
                                                  HIGH CLOSE    LOW CLOSE
HIGH CLOSE    LOW CLOSE
                                                  ----------    ---------
----------    ---------
FISCAL 1999
Quarter Ended March 31, 1999....................    $8.844       $2.719       $
  --       $    --
Quarter Ended June 30, 1999.....................    $7.563       $3.969       $
  --       $    --
Quarter Ended September 30, 1999................    $4.625       $2.906       $
  --       $    --
Quarter Ended December 31, 1999.................    $4.969       $2.938
$39.250       $18.000
FISCAL 2000
Quarter Ended March 31, 2000....................    $8.750       $3.438
$23.063       $ 7.313
Quarter Ended June 30, 2000.....................    $3.813       $1.688       $
6.464       $ 1.688
Quarter Ended September 30, 2000................    $3.031       $2.000       $
2.000       $ 0.875
Quarter Ended December 31, 2000.................    $2.000       $0.375       $
0.969       $ 0.125
FISCAL 2001
Quarter Ended March 31, 2001....................    $0.906       $0.219       $
0.344       $ 0.063
Quarter Ended June 30, 2001.....................    $ 0.42       $0.188       $
0.28       $ 0.063

     The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to approve the merger and the merger agreement. Because the proportion of shares of E-Stamp to be issued to the holders of Learn2 common stock is fixed, changes in the market price of E-Stamp common stock will affect the dollar value of E-Stamp common stock to be received by stockholders of Learn2 in the merger. Learn2 stockholders are urged to obtain current market quotations for E-Stamp common stock, and to review carefully the other information contained in this joint proxy statement-prospectus, prior to considering whether to approve the merger and the merger agreement.


     As of July 31, 2001, E-Stamp estimates that there were approximately 565 holders of record of E-Stamp common stock. To date, E-Stamp has not declared or paid dividends on its common stock. The board of directors of E-Stamp does not anticipate declaring or paying any cash dividends in the foreseeable future.



     As of August 3, 2001, Learn2 estimates that there were approximately holders of record of Learn2 common stock. To date, Learn2 has not declared or paid dividends on its common stock. The Board of Directors of Learn2 presently intends to retain all earnings for use in Learn2's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future.

                              THE MERGER AGREEMENT

     The following summary highlights selected information from the merger agreement, which is incorporated by reference and attached as Annex I to this joint proxy statement-prospectus. While we believe that this summary covers the material terms of the merger agreement, this summary may not contain all the information that is important to you. We urge you to read the full text of the merger agreement.

CERTIFICATE OF INCORPORATION AND BYLAWS OF E-STAMP AFTER THE MERGER

     At the closing of the merger, the certificate of incorporation and the bylaws of E-Stamp will remain the certificate of incorporation and the bylaws of the surviving corporation. However, the certificate of incorporation of the surviving corporation will be amended so that the name of the surviving corporation shall be Learn2 Corporation.

DIRECTORS AND OFFICERS OF E-STAMP AFTER THE MERGER

     At the closing of the merger:

     - Robert H. Ewald will be the Chairman of the Board of E-Stamp;

     - Donald Schupak will become Chairman of the Executive Committee of the Board of E-Stamp;

     - Learn2 directors Donald Schupak, Stephen P. Gott, S. Lee Kling and James
       A. Cannavino will become directors of E-Stamp;

     - Robert H. Ewald, Marcelo Gumucio, Robert J. Cresci, John V. Balen and Rebecca Saeger will continue as directors of E-Stamp after the merger;

     - Stephen P. Gott will become the President and Chief Executive Officer of E-Stamp; and

     - Marc E. Landy will become the Executive Vice President, Chief Financial Officer, Secretary and Treasurer of E-Stamp.

CONVERSION OF LEARN2 CAPITAL STOCK

     At the closing of the merger, each share of common stock of Learn2 issued and outstanding immediately prior to the merger will be automatically converted into the right to receive the number of shares of E-Stamp common stock calculated pursuant to the exchange ratio, rounded to the nearest whole share. No fractional shares of E-Stamp common stock will be issued in the merger. The exchange ratio will equal the quotient obtained by dividing (i) 99.5% of the number of outstanding shares of E-Stamp common stock by (ii) the number of outstanding shares of Learn2 common stock. For purposes of the exchange ratio, outstanding shares of both E-Stamp and Learn2 common stock, including shares issuable to Learn2's convertible debenture holder, will include options that will be vested as of the closing of the merger and have an exercise price that is less than or equal to the average closing price of E-Stamp or Learn2 common stock, respectively, for the five consecutive trading days immediately preceding the E-Stamp or Learn2 special meeting, respectively.

PROCEDURE FOR EXCHANGING LEARN2 COMMON STOCK FOR E-STAMP COMMON STOCK

     The merger agreement requires E-Stamp to designate an exchange agent for the benefit of holders of shares of Learn2 common stock to hold certificates representing the shares of E-Stamp common stock to be issued in the merger. When the merger is completed, the exchange agent will mail to you a letter of transmittal and instructions for surrendering your Learn2 stock certificates in exchange for E-Stamp stock certificates and any dividends or distributions that may be issuable.

LEARN2 OPTIONS

     The merger agreement provides that all options outstanding at the closing of the merger to purchase shares of Learn2 common stock will be assumed by E-Stamp and become options to purchase common stock of E-Stamp, subject to adjustment according to the exchange ratio.

REPRESENTATIONS AND WARRANTIES

     Learn2 and E-Stamp each made a number of representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to their businesses and operations and to the merger. Each representation is included in the merger agreement attached hereto as Annex I.

Learn2 Representations and Warranties

     Learn2 made representations and warranties as to the following matters:

     - Learn2's valid corporate organization and its qualification to do business in each jurisdiction where such qualification is required;

     - Each Learn2 subsidiary's valid corporate organization and qualification to do business in each jurisdiction where such a qualification is required;

     - Learn2's compliance with the provisions of its certificate of incorporation and bylaws;

     - Learn2's authorized capital stock and its issued and outstanding stock as of April 11, 2001, including a description of all options and other rights to Learn2 capital stock, as well as the proper issuance of its shares;

     - Learn2's corporate power and authority to execute and deliver the merger agreement as a binding agreement;

     - Learn2's ability to enter into and perform its obligations under the merger agreement without violating its charter documents, any applicable laws or its agreements or obtaining the consent of any third party;

     - Learn2's material compliance with respect to its required filings and reports with the Securities and Exchange Commission and its financial statements;

     - the accuracy of the information supplied by Learn2 in this joint proxy statement-prospectus and the related registration statement filed by E-Stamp;

     - the good, valid and marketable title held by Learn2 and each of its subsidiaries to all assets owned by them;

     - the absence of material changes in Learn2's business since December 31, 2000;

     - Learn2's compliance with applicable material laws and the absence of undisclosed litigation involving Learn2;

     - a description of Learn2's intellectual property and its ownership or right to use all of its intellectual property;

     - Learn2's compliance with all applicable material environmental laws;

     - the validity and legal enforceability of Learn2's material contracts as well as Learn2's and the other party's compliance with such contracts;

     - the current state of Learn2's labor relations including any disputes with past or present employees and Learn2's compliance with employment law;

     - a description of Learn2's pension and employee benefit plans and Learn2's compliance with applicable regulations;

     - Learn2's payment or reservation in accordance with GAAP of its taxes and tax liabilities on time and in accordance with applicable laws and a description of any disputes or audits;

     - Learn2's maintenance of sufficient insurance policies for its business;

     - Learn2's disclosure of transactions with its insiders and other related parties;

     - approval of the merger agreement by the Learn2 board of directors and the Learn2 board's recommendation to its stockholders to approve the merger agreement; and

     - the lack of undisclosed payments required to be made by Learn2 to brokers and agents on account of the merger.

     The representations and warranties of Learn2 expire on the completion of the merger.

E-Stamp Representations and Warranties

     E-Stamp made representations and warranties as to the following matters:

     - E-Stamp's valid corporate organization and its qualification to do business in each jurisdiction where such qualification is required;

     - Each E-Stamp subsidiary's valid corporate organization and qualification to do business in each jurisdiction where such a qualification is required;

     - E-Stamp's compliance with the provisions of its certificate of incorporation and bylaws;

     - E-Stamp's authorized capital stock and its issued and outstanding stock as of April 11, 2001, including a description of all options and other rights to Learn2 capital stock, as well as the proper issuance of its shares;

     - E-Stamp's corporate power and authority to execute and deliver the merger agreement as a binding agreement;

     - E-Stamp's ability to enter into and perform its obligations under the merger agreement without violating its charter documents, any applicable laws or its agreements or obtaining the consent of any third party;

     - E-Stamp's material compliance with respect to its required filings and reports with the Securities and Exchange Commission and its financial statements;

     - the accuracy of information supplied by E-Stamp in this joint proxy statement-prospectus and the related registration statement filed by Learn2;

     - the good, valid and marketable title held by E-Stamp to the assets owned by it;

     - the absence of material changes in E-Stamp's business since December 31, 2000;

     - E-Stamp's compliance with applicable material laws and the absence of undisclosed litigation involving E-Stamp;

     - a description of E-Stamp's intellectual property and its ownership or right to use all of its intellectual property;

     - E-Stamp's compliance with all applicable material environmental laws;

     - the validity and legal enforceability of E-Stamp's material contracts as well as Learn2's and the other party's compliance with such contracts;

     - the current state of E-Stamp's labor relations including any disputes with past or present employees and Learn2's compliance with employment law;

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     - a description of the status of E-Stamp's pension and employee benefit plans and Learn2's compliance with applicable regulations;

     - E-Stamp's payment or reservation in accordance with GAAP of its taxes and tax liabilities on time and in accordance with applicable laws and a description of any disputes or audits;

     - E-Stamp's maintenance of sufficient insurance policies for its business;

     - E-Stamp's disclosure of transactions with its insiders and other related parties;

     - approval of the merger agreement by the E-Stamp board of directors; and the Learn2 board's recommendation to its stockholders to approve the merger agreement; and

     - the lack of undisclosed payments required to be made by E-Stamp to brokers and agents on account of the merger.

     The representations and warranties of E-Stamp expire on the completion of the merger.

     The representations and warranties in the merger agreement are complicated and cannot be summarized easily. You are urged to read carefully the articles of the merger agreement entitled "Learn2 Representations and Warranties" and "E-Stamp Representations and Warranties."

LEARN2'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     Learn2 agreed that, until the earlier of the completion of the merger or termination of the merger agreement or unless E-Stamp consents in writing, Learn2 will carry on its business in the ordinary course of business and consistent with past practices, and use reasonable commercial efforts to:

     - preserve intact its present business organization and assets;

     - maintain its rights and franchises;

     - retain the services of its officers and employees;

     - maintain its relationships with customers, suppliers and others with which it has business dealings; and

     - keep in full force and effect liability insurance and bonds comparable in amount and scope to that currently maintained.

     Learn2 also agreed that until the earlier of the completion of the merger or the termination of the merger agreement, or unless E-Stamp consents in writing, Learn2 will conduct its business in compliance with specified restrictions relating to, among other things, the following:

     - employees and employee benefits;

     - issuance of dividends or distributions;

     - issuance and redemption of securities;

     - restricted stock and stock options;

     - acquisition of assets or other entities;

     - sale, lease, license and disposition of assets;

     - amendment of its certificate of incorporation or bylaws;

     - incurrence of indebtedness;

     - making of tax elections; and

     - accounting policies and procedures.

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E-STAMP'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     E-Stamp agreed that, until the earlier of the completion of the merger or termination of the merger agreement or unless Learn2 consents in writing, E-Stamp will carry on its business in the ordinary course and consistent with past practices, except that E-Stamp will discontinue its business, and will use reasonable commercial efforts to:

     - preserve intact its present business organization and assets;

     - maintain its rights and franchises;

     - retain the services of its officers and employees;

     - maintain its relationships with customers, suppliers and others with which it has business dealings; and

     - keep in full force and effect liability insurance and bonds comparable in amount and scope to that currently maintained.

     E-Stamp also agreed that until the earlier of the completion of the merger or the termination of the merger agreement, or unless Learn2 consents in writing, E-Stamp will conduct its business in compliance with specified restrictions relating to, among other things, the following:

     - employees and employee benefits;

     - issuance of dividends or other distributions;

     - issuance and redemption of securities;

     - restricted stock and stock options;

     - acquisition of assets or other entities;

     - sale, lease, license and disposition of assets;

     - amendment of its certificate of incorporation or bylaws;

     - incurrence of indebtedness;

     - making of tax elections; and

     - accounting policies and procedures.

LEARN2 NON-SOLICITATION

     Learn2 has agreed to cease, as of the date of the merger agreement, any and all existing activities, discussions or negotiations with any parties conducted prior to that date with respect to any "Acquisition Proposal," other than an offer or proposal from E-Stamp.

     An Acquisition Proposal is any offer to acquire, directly or indirectly, 15% or more of the assets of an entity and its subsidiaries, taken as a whole, or of the capital stock of an entity, whether by asset sale, tender offer, exchange offer, merger, consolidation, liquidation, dissolution or similar transaction.

     Until the merger is completed or the merger agreement is terminated, Learn2 has agreed that neither it nor any of its subsidiaries directly or indirectly will:

     - encourage, solicit or facilitate any inquiries or proposals that constitute or could reasonably be expected to lead to an Acquisition Proposal relating to Learn2; or

     - participate in any discussions or negotiations or provide any information relating to any Acquisition Proposal relating to Learn2.

     The merger agreement provides that these restrictions shall not prohibit Learn2 from complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended. Moreover, the merger

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agreement allows Learn2 to participate in discussions or negotiations with, or furnish information regarding Learn2 pursuant to a confidentiality agreement to, any person or group if all of the following conditions are met:

     - the person or group has submitted a superior proposal to Learn2's board of directors;

     - neither Learn2 nor any of its representatives or subsidiaries has breached the non-solicitation provisions contained in the merger agreement in connection with the superior proposal;

     - the board of directors of Learn2 determines in its good faith judgment, after consultation with its legal counsel, that taking such action is necessary to comply with its fiduciary duties under applicable law; and

     - the board of directors of Learn2 provides prior written notice to E-Stamp of its decision to participate in negotiations and provide information.

     A superior proposal is any proposal or offer made by a third party to acquire, directly or indirectly, including pursuant to a sale of assets, tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the capital stock of an entity then outstanding or all or substantially all of the assets of an entity and otherwise on terms which its board of directors determines in good faith judgment (after consultation with its financial advisor), to be more favorable to its stockholders than the merger and which is not subject to the receipt of any necessary financing or which, in the good faith judgment of its board of directors, is reasonably capable of being obtained by such third party.

     Learn2 has agreed to inform E-Stamp orally and in writing promptly of any Acquisition Proposal relating to Learn2 and any request for non-public information in connection with an Acquisition Proposal relating to Learn2. The notice shall include the identity of the person making the proposal, inquiry or contact as well as the material terms and conditions of such proposal, inquiry or contact.

     Under the merger agreement, the Learn2 directors are allowed to (i) withdraw or modify in a manner adverse to E-Stamp their recommendation in favor of the merger, (ii) recommend another Acquisition Proposal relating to Learn2 or
(iii) enter into an agreement with respect to another Acquisition Proposal if:

     - a superior proposal is made;

     - neither Learn2 nor any of its representatives has breached the non-solicitation provisions of the merger agreement in connection with the superior proposal; and

     - the board of directors provides 2 days' prior written notice to E-Stamp of its intent to accept such superior proposal, specifying the material terms of the superior proposal and identifying the person making the superior proposal.

     Regardless of whether there has been a superior proposal, Learn2 is obligated under the merger agreement to hold and convene the Learn2 special meeting of stockholders.

E-STAMP NON-SOLICITATION

     E-Stamp has agreed to cease, as of the date of the merger agreement, any and all existing activities, discussions or negotiations with any parties conducted prior to that date with respect to any Acquisition Proposal, other than an offer or proposal from E-Stamp.

     Until the merger is completed or the merger agreement is terminated, E-Stamp has agreed that neither it nor any of its subsidiaries directly or indirectly will:

     - encourage, solicit or facilitate any inquiries or proposals that constitute or could reasonably be expected to lead to an Acquisition Proposal relating to E-Stamp; or

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     - participate in any discussions or negotiations or provide any information relating to any Acquisition Proposal relating to E-Stamp.

     The merger agreement provides that these restrictions shall not prohibit E-Stamp from complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended. Moreover, the merger agreement allows E-Stamp to participate in discussions or negotiations with, or furnish information regarding E-Stamp pursuant to a confidentiality agreement to, any person or group if all of the following conditions are met:

     - the person or group has submitted a superior proposal to E-Stamp's board of directors;

     - neither E-Stamp nor any of its representatives or subsidiaries has breached the non-solicitation provisions contained in the merger agreement in connection with the superior proposal;

     - the board of directors of E-Stamp determines in its good faith judgment, after consultation with its legal counsel, that taking such action is necessary to comply with its fiduciary duties under applicable law; and

     - the board of directors of E-Stamp provides prior written notice to E-Stamp of its decision to participate in negotiations and provide information.

     E-Stamp has agreed to inform Learn2 orally and in writing promptly of any Acquisition Proposal relating to E-Stamp and any request for non-public information in connection with an Acquisition Proposal relating to E-Stamp. The notice shall include the identity of the person making the proposal, inquiry or contact as well as the material terms and conditions of such proposal, inquiry or contact.

     Under the merger agreement, the E-Stamp directors are allowed to (i) withdraw or modify in a manner adverse to Learn2 their recommendation in favor of the merger, (ii) recommend another Acquisition Proposal relating to E-Stamp or (iii) enter into an agreement with respect to another Acquisition Proposal if:

     - a superior proposal is made;

     - neither E-Stamp nor any of its representatives has breached the non-solicitation provisions of the merger agreement in connection with the superior proposal; and

     - the board of directors provides 2 days' prior written notice to Learn2 of its intent to accept such superior proposal, specifying the material terms of the superior proposal and identifying the person making the superior proposal.

     Regardless of whether there has been a superior proposal, E-Stamp is obligated under the merger agreement to hold and convene the E-Stamp special meeting of stockholders.

REGISTRATION STATEMENT AND PROXY STATEMENT

     E-Stamp and Learn2 have agreed to prepare and cause to be filed with the Securities and Exchange Commission a registration statement on Form S-4, including this joint proxy statement-prospectus, and to cooperate and provide promptly information to each other as required or appropriate for inclusion in the registration statement.

LEARN2 SPECIAL MEETING OF STOCKHOLDERS

     Learn2 has agreed to convene a special meeting of Learn2 stockholders as promptly as practicable after the registration statement on Form S-4 is declared effective, and to use its reasonable efforts to solicit and secure from its stockholders at the meeting the adoption and approval of the merger agreement and the merger, as well as the issuance to the holder of Learn2's $10 million convertible debenture, prior to the merger, of approximately 26.5 million shares of Learn2 common stock in redemption of such debenture. Learn2 has also agreed that its board of directors will recommend that its stockholders vote in

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favor of and adopt and approve the merger agreement and the merger, and that this recommendation will not be withdrawn or modified in a manner adverse to E-Stamp, subject to limited exceptions.

     Nothing in the merger agreement prevents the Learn2 board of directors from withdrawing or changing its recommendation in favor of the merger if the board reasonably concludes in good faith, after consultation with its outside counsel, that the failure to so withdraw or change its recommendation would be inconsistent with its fiduciary obligations.

E-STAMP SPECIAL MEETING OF STOCKHOLDERS

     E-Stamp has agreed to convene a special meeting of E-Stamp stockholders as promptly as practicable after the registration statement on Form S-4 is declared effective, and to use its reasonable efforts to solicit and secure from its stockholders at the meeting (i) the adoption and approval of the merger agreement and the merger, including changing E-Stamp's name to Learn2 Corporation and (ii) amending its 1999 Stock Plan to increase the number of shares reserved thereunder. E-Stamp has also agreed that its board of directors will recommend that its stockholders vote in favor of and adopt and approve the merger agreement and the merger, and that this recommendation will not be withdrawn or modified in a manner adverse to Learn2, subject to limited exceptions.

     Nothing in the merger agreement prevents the E-Stamp board of directors from withdrawing or changing its recommendation in favor of the merger if the board reasonably concludes in good faith, after consultation with its outside counsel, that the failure to so withdraw or change its recommendation would be inconsistent with its fiduciary obligations.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

     For six years after completion of the merger, E-Stamp will indemnify each current and former officer or director of Learn2 to the extent required under Delaware law or Learn2's certificate of incorporation or bylaws in effect immediately prior to the completion of the merger.

     In addition, Learn2's directors and officers will receive, for a period of six years after the completion of the merger, directors' and officers' insurance coverage with terms substantially the same as those of Learn2's existing directors and officers insurance policy for events occurring on or prior to the completion of the merger through one of the following mechanisms:

     - a directors and officers insurance policy whose annual premium is not greater than 200% of the premium of Learn2's policy in effect on the date of the merger agreement; or

     - obtaining "tail" coverage under Learn2's existing directors and officers insurance policy.

EMPLOYEE BENEFIT MATTERS

     Following the merger and for one year thereafter, E-Stamp will provide Learn2 employees and its subsidiaries' employees with benefits plans and arrangements that are substantially similar, in the aggregate, to those of Learn2 as in effect immediately prior to the merger, other than with respect to benefits not available to E-Stamp employees.

     Following the merger, each continuing employee will, to the extent permitted by applicable law and the applicable third party provider, receive service credit for purposes of eligibility to participate and vesting (but not for benefit accrual purposes) for employee benefit plan purposes for service to Learn2 or its subsidiaries prior to the merger.

OTHER COVENANTS

     The merger agreement contains other covenants relating to, among other things:

     - redemption and termination of the convertible debenture held by RGC International Investors, LDC in the aggregate principal amount of $10 million; and

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     - lock-up agreements subjecting directors and executive officers to contractual trading restrictions regarding shares of E-Stamp common stock.

CONDITIONS TO COMPLETION OF THE MERGER

     The obligations of E-Stamp and Learn2 to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions before completion of the merger:

     - the merger agreement must be approved and adopted and the merger must be approved by the Learn2 and E-Stamp stockholders;

     - E-Stamp's registration statement must be effective, no stop order suspending its effectiveness shall have been issued and no proceedings for suspension of its effectiveness will be pending before or threatened by the SEC; and

     - no law, regulation or order must be enacted, enforced or issued which is in effect and prevents or prohibits the merger.

     E-Stamp's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - Learn2's representations and warranties must be true in all material respects as of April 19, 2001, and at and as of the date the merger is to be completed as if made at and as of such time except: to the extent Learn2's representations and warranties address matters only as of a particular date, they must be true as of that date and if any of these representations and warranties are not true at the time of the merger, but the effect in each case, or in the aggregate, while disregarding all qualifications based on the word "material" within the representations and warranties, of the inaccuracies of these representations and breaches of these warranties is not and does not have a material adverse effect on Learn2, then this condition will be deemed satisfied;

     - Learn2 must perform or comply in all material respects with all of its conditions, agreements, obligations and covenants required by the merger agreement to be performed or complied with by Learn2 at or before completion of the merger;

     - There shall not have occurred a material adverse effect on Learn2; and

     - Learn2 shall have issued shares of its common stock to the holder of its $10 million convertible debenture and the debenture shall have been redeemed.

     Learn2's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - E-Stamp's representations and warranties must be true in all material respects as of April 19, 2001, and as of the date the merger is to be completed as if made at and as of such time except: to the extent E-Stamp's representations and warranties address matters only as of a particular date, they must be true and correct as of that date and if any of these representations and warranties are not true and correct at the time of the merger, but the effect in each case, or in the aggregate, while disregarding all qualifications based on the word "material" within the representations and warranties, of the inaccuracies of these representations and breaches of these warranties, is not and does not have a material adverse effect on E-Stamp, then this condition will be deemed satisfied;

     - E-Stamp must perform or comply in all material respects with all of its conditions, agreements, obligations and covenants required by the merger agreement to be performed or complied with by E-Stamp at or before completion of the merger;

     - There shall not have occurred a material adverse effect on E-Stamp;

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     - E-Stamp shall have net cash of at least $13 million as determined under the merger agreement as of the closing of the merger, subject to adjustment; and

     - Learn2 stockholders holding less than ten percent of the outstanding Learn2 common stock shall have exercised or given notice of their intent to exercise dissenters' rights.

     Each of the conditions to E-Stamp's and Learn2's obligation to complete the merger and other transactions contemplated by the merger agreement may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of E-Stamp and Learn2. In the event a waiver is granted, the boards of directors of E-Stamp and Learn2 will evaluate its materiality. However, we do not expect the granting of an individual waiver to be sufficiently material to warrant amendment and resolicitation of the joint proxy statement-prospectus. If, for example, E-Stamp failed to satisfy the closing condition related to its minimum cash position and Learn2 waived said condition, E-Stamp and Learn2 may determine that the failure of condition and its subsequent waiver are not material. Stockholders will be notified of any such waiver by a joint press release.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time, except where otherwise indicated, prior to completion of the merger:

     - by mutual written consent of E-Stamp and Learn2;

     - by E-Stamp or Learn2, if the merger is not completed before September 30, 2001 for any reason, except that this right to terminate the merger agreement is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before September 30, 2001 and that action or failure to act constitutes a breach of the merger agreement;

     - by E-Stamp or Learn2, if (A) the E-Stamp stockholders' special meeting was properly held, but the requisite number of E-Stamp stockholders did not approve the merger and adopt the merger agreement, including changing E-Stamp's corporate name to Learn2 Corporation; or (B) the Learn2 stockholders' special meeting was properly held, but the requisite number of Learn2 stockholders did not approve the merger and adopt the merger agreement including the issuance of shares of common stock to the holder of Learn2's $10 million convertible debenture in connection with the redemption and termination of the convertible debenture;

     - by E-Stamp or Learn2, if there is any order of a court or governmental authority having jurisdiction over either E-Stamp or Learn2 permanently restraining, enjoining or prohibiting the completion of the merger, which is final and nonappealable;

     - by Learn2, if the E-Stamp board of directors withdraws, modifies or changes in a manner adverse to Learn2 its approval or recommendation of the merger agreement or shall have recommended an Acquisition Proposal relating to E-Stamp or shall have entered into an agreement relating to an Acquisition Proposal relating to E-Stamp with a party other than Learn2;

     - by Learn2, upon a breach of any representation, warranty, covenant or agreement on the part of E-Stamp in the merger agreement, or if any representation or warranty of E-Stamp is or becomes untrue so that the corresponding condition to completion of the merger would not be met; however, Learn2 may not terminate the merger agreement for 15 days after delivery of written notice from Learn2 to E-Stamp of the breach;

     - by E-Stamp, if the Learn2 board of directors withdraws, modifies or changes in a manner adverse to E-Stamp its approval or recommendation of the merger agreement or shall have recommended an Acquisition Proposal relating to Learn2 or shall have entered into an agreement relating to an Acquisition Proposal relating to Learn2 with a party other than E-Stamp; or

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     - by E-Stamp, upon a breach of any representation, warranty, covenant or agreement on the part of Learn2 set forth in the merger agreement, or if any of Learn2's representations or warranties is or becomes untrue so that the corresponding condition to completion of the merger would not be met; however, E-Stamp may not terminate the merger agreement for 15 days after delivery of written notice from E-Stamp to Learn2 of the breach.

EXPENSES RELATED TO THE MERGER

     Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring the expenses. However, E-Stamp and Learn2 shall share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, related to the printing and filing of the registration statement and this joint proxy statement-prospectus.

PAYMENT OF TERMINATION FEE

     E-Stamp shall pay to Learn2 a cash termination fee equal to $500,000 if Learn2 terminates the merger agreement under the following scenarios:

     - The E-Stamp stockholders' special meeting was properly held, but the requisite number of E-Stamp stockholders did not approve the merger and adopt the merger agreement, including changing E-Stamp's corporate name to Learn2 Corporation; or

     - The E-Stamp board of directors withdraws, modifies or changes in a manner adverse to Learn2 its approval or recommendation of the merger agreement or shall have recommended an Acquisition Proposal relating to E-Stamp or shall have entered into an agreement relating to an Acquisition Proposal relating to E-Stamp with a party other than Learn2.

     Learn2 shall pay to E-Stamp a cash termination fee equal to $500,000 if E-Stamp terminates the merger agreement under the following scenarios:

     - The Learn2 stockholders' special meeting was properly held, but the requisite number of Learn2 stockholders did not approve the merger and adopt the merger agreement and the issuance of shares of common stock to the holder of Learn2's $10 million convertible debenture in connection with the redemption and termination of the convertible debenture; or

     - The Learn2 board of directors withdraws, modifies or changes in a manner adverse to E-Stamp its approval or recommendation of the merger agreement or shall have recommended an Acquisition Proposal relating to Learn2 or shall have entered into an agreement relating to an Acquisition Proposal relating to Learn2 with a party other than E-Stamp.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     E-Stamp and Learn2 may amend the merger agreement before completion of the merger by mutual written consent. Either E-Stamp or Learn2 may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement, to the extent allowable by applicable law. Any extension or waiver shall be valid if it is in writing and signed by the extending or waiving party.

                               RELATED AGREEMENTS

THE PRIVATE PLACEMENT

     Pursuant to the merger agreement, E-Stamp loaned Learn2 $2 million on April 25, 2001. In connection with this loan, Learn2 issued to E-Stamp a $2 million convertible promissory note that bears interest at 10% per annum.

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     Maturity Date. The principal amount of the note, together with all accrued and unpaid interest on the note, is due and payable on April 30, 2002. The note provides that upon the occurrence of specified events of default, E-Stamp may accelerate the maturity date of the note. In addition to customary events of default relating to failure to pay the note when due and bankruptcy proceedings, the note provides that E-Stamp may declare the principal and accrued and unpaid interest on the note:

     - immediately due and payable if a default or event of default occurs under Learn2's $10 million convertible debenture, which default is not waived or cured within any applicable grace period, and which results in the acceleration of the maturity date of Learn2's $10 million convertible debenture;

     - immediately due and payable if the Learn2 board of directors withdraws, modifies or changes in a manner adverse to E-Stamp its approval or recommendation of the merger agreement or the merger, or recommends an acquisition proposal, as defined in the merger agreement, relating to Learn2 with any person other than E-Stamp;

     - immediately due and payable if Learn2 executes an agreement in principle or definitive agreement relating to an acquisition proposal, as defined in the merger agreement, relating to Learn2 with any person other than E-Stamp; and

     - due and payable sixty days after the termination of the merger agreement if Learn2 breaches any representation, warranty, covenant or other agreement contained in the merger agreement, which breach results in a material adverse effect, as defined in the merger agreement, on Learn2 and cannot or has not been cured within fifteen days after the giving of written notice by E-Stamp to Learn2, and which results in E-Stamps termination of the merger agreement.

     Conversion Features. The note issued to E-Stamp is convertible at any time into 2,000 shares of Series E preferred stock of Learn2. The Series E preferred stock of Learn2 has a liquidation preference of $1,000 per share and is senior to all other Learn2 equity securities. These shares of Learn2 Series E preferred stock are convertible into Learn2 common stock at any time following the termination of the merger agreement. These 2,000 shares of Learn2 Series E preferred stock are initially convertible into an aggregate of 8,000,000 shares of Learn2 common stock.

     After the earlier of (1) September 30, 2001, or any later date specified in any amendment to the merger agreement after which either E-Stamp or Learn2 may terminate the merger agreement if the merger has not occurred by that date, or
(2) the termination of the merger agreement as a result of the failure of Learn2 stockholders to adopt the merger agreement and approve the merger or as a result of Learn2's breach of the merger agreement or the documents related to the merger agreement, the conversion ratio shall be adjusted such that each share of Learn2 Series E preferred stock shall be convertible into that number of shares of Learn2 common stock determined by dividing $1,000 by the lesser of (1) $0.25 and (2) the average closing sales price of the Learn2 common stock for the five trading days immediately prior to the date of conversion. However, the conversion ratio shall not be adjusted to a ratio that requires approval of Learn2 stockholders under any applicable law or rule, including the rules of The Nasdaq Stock Market, until such approval, or exemption therefrom shall have been obtained by Learn2.

     On all matters submitted to a vote of Learn2 stockholders, each share of Learn2 Series E preferred stock is entitled to the same number of votes as the number of shares of Learn2 common stock into which such share of Learn2 Series E preferred stock is then convertible.

     Restrictions on Transfer. The note and the shares of Learn2 Series E preferred stock issuable upon the conversion of the note are not transferable prior to the termination of the merger agreement.

     Registration Rights. E-Stamp is entitled to rights with respect to the registration under the Securities Act of the shares of Learn2 common stock issuable to E-Stamp upon conversion of the Learn2 Series E preferred stock issuable upon conversion of the note. These rights are provided under the terms of a registration rights agreement between Learn2 and E-Stamp entered into in connection with the issuance of the note. Learn2 has agreed to register such shares for public resale by filing a registration statement with

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the SEC within 120 days after termination of the merger agreement. Learn2 has also agreed to keep the foregoing registration statement effective at all times until such shares of Learn2 common stock have been sold or such shares may, in the reasonable opinion of E-Stamp's counsel, may be immediately sold to the public without registration or restriction, including without any volume limitations. Furthermore, in the event Learn2 elects to register any of its shares of common stock for purposes of effecting any public offering, E-Stamp is entitled to include the shares of Learn2 common stock issued upon conversion of the Learn2 Series E preferred stock in the registration, but Learn2 may reduce the number of shares proposed to be registered in view of market conditions. The registration rights agreement also provides that E-Stamp has specified rights to require that Learn2 list the Learn2 shares acquired by E-Stamp upon conversion of the note on The Nasdaq Stock Market or other national securities exchange or trading system on which shares of Learn2's common stock are listed for trading or quotation.

LETTER AGREEMENT

     The following summary highlights selected information from the letter agreement, the complete text of which is incorporated by reference and included as an exhibit to the registration statement of which this joint proxy statement-prospectus forms a part. While we believe that this summary covers the material terms of the letter agreement, this summary may not contain all of the information that is important to you. We urge you to read the full text of the letter agreement.

     In connection with the merger agreement, Learn2 and E-Stamp entered into a letter agreement. The letter agreement provides that Learn2, and not E-Stamp, shall be the surviving corporation in the merger if prior to the record date for the E-Stamp special meeting:

     - E-Stamp's common stock is delisted from The Nasdaq National Market; and

     - Learn2's common stock continues to be listed on The Nasdaq National Market on such date.

     Although under the limited circumstances described above, Learn2, and not E-Stamp, would be the surviving corporation in the merger, the exchange ratio in the merger would continue to provide for Learn2 stockholders, including the holder of Learn2's $10 million convertible debenture, immediately prior to the merger to hold approximately 49.9%, and for E-Stamp stockholders immediately prior to the merger to hold approximately 50.1%, of the combined company. The other terms of the merger agreement, including the provisions governing the composition of the board of directors of the surviving corporation, would remain in effect except that E-Stamp and Learn2 have agreed to amend the merger agreement as necessary to reflect Learn2 as the surviving corporation of the merger should the circumstances described above occur. If any such amendment is entered into, E-Stamp and Learn2 would resolicit stockholder approval for the merger.

LOCK-UP AGREEMENTS OF E-STAMP DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING THE MERGER

     Each person who will serve as an executive officer or director of E-Stamp following the merger has entered into lock-up agreements restricting those persons' ability to dispose of E-Stamp common stock. Generally, these lock-up agreements will prohibit the sale of E-Stamp common stock for the six months following the merger and will impose specified limitations on sales occurring after such six month period and prior to the one year anniversary of the merger. These prohibitions will terminate at such time as the individual ceases to be an officer or director of E-Stamp, except with respect to Messrs. Schupak and Gott whose obligations under the lock-up agreements will continue notwithstanding any earlier termination of their services to E-Stamp. RGC's agreement to similar trading limitations on the shares of E-Stamp common stock it will receive in the merger is contingent upon each person who will serve as an executive officer or director of E-Stamp following the merger entering into these lock-up agreements.

VOTING AGREEMENTS

The following summary highlights selected information from the voting agreements, the complete text of which are incorporated by reference and attached as annexes III and IV to this joint proxy statement-prospectus. While we believe that this summary covers the material terms of the voting agreements, this summary may not contain all of the information that is important to you. We urge you to read the full text of the voting agreements.

     In connection with the execution and delivery of the merger agreement, Learn2 entered into a voting agreement with each of the executive officers and directors of E-Stamp, and E-Stamp entered into a voting agreement with each of the executive officers and directors of Learn2.

     Under these voting agreements, each of the executive officers and directors of E-Stamp and Learn2 agreed to vote all their shares of E-Stamp and Learn2 common stock in favor of the merger and adoption of the merger agreement, against approval or adoption of resolutions or actions which would cause the conditions to closing of the merger, as set forth in the merger agreement, not to be satisfied and against other specified matters. The executive officers and directors of E-Stamp and Learn2 may vote their shares of E-Stamp and Learn2 common stock on all other matters.


     As of the record date for the E-Stamp special meeting, the E-Stamp executive officers and directors owned shares of E-Stamp common stock representing approximately 11.2% of the total voting power of the outstanding shares of E-Stamp common stock.



     As of the record date for the Learn2 special meeting, the Learn2 executive officer and directors owned shares of Learn2 common stock representing
approximately      of the total voting power of the outstanding shares of Learn2 common stock.


     The voting agreements generally prohibit the executive officers and directors of E-Stamp and Learn2 from selling, transferring, pledging, encumbering, assigning or otherwise disposing of any shares of E-Stamp common stock, except to a person who agrees in writing to be bound by the terms of the voting agreement and except for transfers that do not prevent the stockholder from performing his or her obligations under the voting agreements.

     The voting agreements terminate upon the earlier to occur of the completion of the merger and the termination of the merger agreement in accordance with its terms.

                      E-STAMP MANAGEMENT AFTER THE MERGER

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF E-STAMP

     Upon completion of the merger, the board of directors of E-Stamp will be comprised of nine individuals, five of whom will be designated by E-Stamp and four of whom will be designated by Learn2. E-Stamp and Learn2 have designated the individuals set forth below to be directors of E-Stamp upon completion of the merger. The principal executive officers of E-Stamp upon completion of the merger are also set forth below.

NAME                                   AGE                           POSITION
----                                   ---                           --------
Robert H. Ewald......................  53     Chairman of the Board
Donald Schupak.......................  58     Chairman of the Executive
Committee of the Board
Stephen P. Gott......................  52     President, Chief Executive Officer
and Director
Marc E. Landy........................  40     Executive Vice President, Chief
Financial Officer,
                                              Secretary and Treasurer
Marcelo A. Gumucio...................  63     Director
Robert J. Cresci.....................  57     Director
James A. Cannavino...................  56     Director
S. Lee Kling.........................  72     Director
Rebecca Saeger.......................  45     Director
John V. Balen........................  40     Director

     For information regarding the directors who currently serve as directors of Learn2, see page 36.

     ROBERT H. EWALD has been E-Stamp's President and Chief Executive Officer since February 1999 and has been a Director since January 1999. From July 1996 to July 1998, Mr. Ewald held various executive positions at Silicon Graphics, Inc., a manufacturer of computer workstations, servers and supercomputers, most recently as Executive Vice President and Chief Operating Officer. From August 1984 to June 1996, Mr. Ewald held various management and executive positions with Cray Research, Inc., a manufacturer of high performance computers, including President and Chief Operating Officer. Before joining Cray Research, Inc., Mr. Ewald led the Computing and Communications Division of the Los Alamos National Laboratory and was responsible for providing computing and communications services to government customers nationwide between 1980 and 1984. Mr. Ewald is currently a director of Ceridian, Inc., an information technology services company, and a member of the President's Information Technology Advisory Committee chartered by the White House. Mr. Ewald received his B.S. in civil engineering from the University of Nevada and his M.S. in civil engineering from the University of Colorado.

     MARC E. LANDY currently serves as Learn2's Executive Vice President, Chief Financial Officer and Secretary. From November 1996 to February 1999, Mr. Landy served as the Vice President and Chief Financial Officer of Street Technologies, Inc., which Learn2 acquired in February 1999. From April 1993 to November 1996, Mr. Landy served in several management capacities, including Controller and Director of Consulting for Flexi International Software, Inc. Mr. Landy is a CPA and from 1990 to 1992 he was a Senior Audit Manager at Ernst & Young.

     MARCELO A. GUMUCIO has served as Chairman of the Board since November 1998. Mr. Gumucio is Managing Partner of Gumucio, Burke and Associates, a private investment firm that he co-founded in 1992. From April 1996 to July 1997, Mr. Gumucio was Chief Executive Officer of Micro Focus PLC, an enterprise software provider. He has also served as a member of the Micro Focus board of directors since January 1996. Before joining Micro Focus, Mr. Gumucio was President and Chief Executive Officer of Memorex Telex NV between 1992 and 1996. Mr. Gumucio currently serves on the board of directors of BidCom, Inc., Digital Island and Burr Brown Corporation and serves as Chairman of the boards of WebSentric and NetFreight. Mr. Gumucio received his B.S. in mathematics from the University of San Francisco and M.S. in applied mathematics and operations research from the University of Idaho. Mr. Gumucio is also a graduate of the Harvard Business School Advanced Management Program.

     ROBERT J. CRESCI has served on the Board of Directors since October 1999. Since 1990, Mr. Cresci has served as a Managing Director of Pecks Management Partners Ltd., which specializes in managing portfolios of public and private convertible securities for institutional clients. Mr. Cresci currently serves on the board of directors of Sepracor, Inc., Aviva Petrolium Ltd., Film Roman, Inc., Castle Dental Centers, Inc., j2 Global Communications, Inc., Candlewood Hotel Co. and SeraCara, Inc. Mr. Cresci is a graduate of the United States Military Academy at West Point and received an MBA from Columbia University.

     REBECCA SAEGER has served on the Board of Directors since September 1999. Since June 1997, Ms. Saeger has served as Executive Vice President of Brand Marketing for VISA U.S.A., a provider of payment products and services. From June 1991 to May 1997, Ms. Saeger served in various positions at Foote, Cone & Belding San Francisco, an advertising agency, including Senior Vice President, Group Management Supervisor and Director of Account Management. From June 1980 to April 1991, Ms. Saeger worked at Ogilvy and Mather New York, an advertising agency, where she held a variety of positions, including most recently, Senior Vice President, Group Director. Ms. Saeger received her B.A. from Muhlenberg College and M.B.A. from the Wharton School of Business, University of Pennsylvania.

     JOHN V. BALEN has served on the Board of Directors since July 1998. Mr. Balen joined Canaan Partners, a national venture capital investment firm, in September 1995 where he is currently a general partner. From June 1985 to June 1995, Mr. Balen served as Managing Director of Horsley Bridge Partners, a private equity investment management firm. Mr. Balen currently serves on the board of directors of Intraware and Commerce One. Mr. Balen received his B.S. in electrical engineering and M.B.A. from Cornell University.

CLASSIFIED BOARD


     After the merger, E-Stamp's certificate of incorporation will continue to provide for a classified board of directors, each serving staggered three-year terms. As a result, a portion of E-Stamp's board of directors will be elected each year. Rebecca Saeger, Stephen P. Gott and S. Lee Kling will be designated Class III directors whose terms expire at the 2002 annual meeting of stockholders. Robert J. Cresci, John V. Balen and James A. Cannavino will be designated Class I directors whose terms expire at the 2003 annual meeting of stockholders. Robert H. Ewald, Marcelo Gumucio and Donald Schupak will be designated Class II directors whose terms expire at the 2004 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of E-Stamp or its management after the merger.


COMMITTEES OF THE E-STAMP BOARD OF DIRECTORS

     Upon completion of the merger, the board of directors of E-Stamp will initially have three committees: an executive committee, an audit committee and a compensation committee.

                          UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     In April 2001, E-Stamp signed a definitive merger agreement with Learn2. The following unaudited pro forma combined condensed consolidated financial statements present the effects of the proposed merger between E-Stamp and Learn2 under the purchase method of accounting.

     The accompanying unaudited pro forma combined condensed consolidated balance sheet assumes that the merger took place as of March 31, 2001. The unaudited pro forma combined condensed consolidated balance sheet combines the unaudited condensed balance sheet of E-Stamp as of March 31, 2001 and the unaudited condensed consolidated balance sheet of Learn2 as of March 31, 2001.

     The accompanying unaudited pro forma combined condensed consolidated statement of operations for the three months ended March 31, 2001 present the unaudited statement of operations of E-Stamp for the three months ended March 31, 2001 combined with Learn2's unaudited condensed statement of operations for the three months ended March 31, 2000. The accompanying pro forma combined condensed consolidated statement of operations for the year ended December 31, 2000 present E-Stamp's condensed statement of operations for the year ended December 31, 2000 combined with Learn2's audited consolidated statement of operations for the year ended December 31, 2000. The unaudited pro forma combined condensed consolidated statements of operations give effect to the merger as if it occurred as of January 1, 2001 and 2000, respectively.

     The unaudited pro forma combined condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC, are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that actually would have occurred if the merger had been consummated as of the date indicated, nor are they necessarily indicative of future operating results or financial position. The combined company will focus on the growing e-learning market. The pro forma adjustments are based on the information available at the date of this joint proxy statement-prospectus and are subject to change based upon completion of the transaction and final purchase price allocation, including completion of third party appraisals.

     These unaudited pro forma combined condensed consolidated financial statements should be read in conjunction with the historical supplemental financial statements and notes thereto of E-Stamp and the historical consolidated financial statements and notes thereto of Learn2 including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this joint proxy statement-prospectus.

                              E-STAMP CORPORATION

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 2001
                                 (IN THOUSANDS)

                                                     E-STAMP
                                                   SUPPLEMENTAL      LEARN2
 PRO FORMA       PRO FORMA
                                                    HISTORICAL     HISTORICAL
ADJUSTMENTS      COMBINED
                                                   ------------    ----------
-----------      ---------
ASSETS
Current assets:
  Cash and cash equivalents......................  $    15,153     $   3,427
 $  (1,000)(g)   $  17,580
  Restricted cash................................        3,750            --
        --           3,750
  Accounts receivable, net.......................          183         3,109
        --           3,292
  Inventory......................................           --         1,386
        --           1,386
  Other receivable...............................        1,448            --
        --           1,448
  Prepaid expenses and other current assets......        1,283           516
        --           1,799
                                                   -----------     ---------
 ---------       ---------
    Total current assets.........................       21,817         8,438
    (1,000)         29,255
Fixed assets, net................................        3,524         4,623
    (2,697)(a)       5,450
Goodwill, net....................................           --        14,147
   (14,147)(e)          --
Capitalized software, net........................           --        14,861
    (8,706)(b)       6,155
Intangible assets, net...........................           --         4,839
    (2,925)(c)       1,914
Other assets.....................................        1,200           531
      (315)(d)       1,416
                                                   -----------     ---------
 ---------       ---------
    Total assets.................................  $    26,541     $  47,439
 $ (29,790)      $  44,190
                                                   ===========     =========
 =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................  $     3,969     $   3,149
 $      --       $   7,118
  Other accrued liabilities......................        1,593         3,339
     5,000(f)        9,297

      (635)(g)
  Accrued restructuring costs....................        2,380            --
        --           2,380
  Deferred revenue...............................          243         1,244
    (1,000)(h)         487
                                                   -----------     ---------
 ---------       ---------
    Total current liabilities....................        8,185         7,732
     3,365          19,282
Convertible debenture, net.......................           --         9,354
    (9,354)(g)          --
Other liabilities................................           --            98
        --              98
                                                   -----------     ---------
 ---------       ---------
    Total liabilities............................        8,185        17,184
    (5,989)         19,380
Commitments and contingencies
Stockholders' equity:
Common stock.....................................           38           529
      (491)(i)          76
Additional paid-in-capital.......................      224,852       206,287
  (199,871)(i)     231,268
Notes receivable from employees and directors....         (596)       (1,687)
     1,687(i)         (596)
Deferred stock compensation......................       (3,432)           --
        --          (3,432)
Accumulated deficit..............................     (202,506)     (174,874)
   174,874(i)     (202,506)
                                                   -----------     ---------
 ---------       ---------
    Total stockholders' equity...................       18,356        30,255
   (23,801)         24,810
                                                   -----------     ---------
 ---------       ---------
    Total liabilities and stockholders' equity...  $    26,541     $  47,439
 $ (29,790)      $  44,190
                                                   ===========     =========
 =========       =========

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements.

                              E-STAMP CORPORATION

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2001
                                 (IN THOUSANDS)

                                             E-STAMP         LEARN2        PRO
FORMA      PRO FORMA
                                            HISTORICAL     HISTORICAL
ADJUSTMENTS     COMBINED
                                            ----------     ----------
-----------     ---------
Net revenues..............................   $     --       $  5,560      $
 --      $  5,560
Cost of revenues..........................         --          1,256
 --         1,256
                                             --------       --------
----------      --------
Gross (loss) profit.......................         --          4,304
 --         4,304
Operating expenses:
  Research and development................         --            697
 --           697
  Sales and marketing.....................         --          2,069
 --         2,069
  General and administrative..............      1,823          1,607
 --         3,430
  Depreciation and amortization...........         --          1,198
(590)(k)       412

(196)(j)
  Restructuring and non-recurring costs...         --            380
1,687(m)      2,067
                                             --------       --------
----------      --------
Total operating expenses..................      1,823          5,951
901         8,675
                                             --------       --------
----------      --------
Operating loss............................     (1,823)        (1,647)
(901)       (4,371)
Interest income...........................        478             71
 --           549
Interest expense..........................        (21)          (269)
150(l)       (140)
Other income net..........................         --            (23)
              (23)
Non-cash interest expense related to
beneficial conversion feature associated
with......................................
 --            --
convertible debenture.....................         --         (9,000)
9,000(n)         --
                                             --------       --------
----------      --------
Net loss from continuing operations.......     (1,366)       (10,868)
8,249        (3,985)
Net loss from discontinued operations.....    (12,487)            --
 --       (12,487)
                                             --------       --------
----------      --------
Net loss attributable to common
  stockholders............................   $(13,853)      $(10,868)     $
8,249      $(16,472)
                                             ========       ========
==========      ========
Basic and diluted loss per common share
  Continuing operations...................   $  (0.04)      $  (0.21)
         $  (0.05)
                                             ========       ========
         ========
  Discontinued operations.................   $  (0.33)      $     --
         $  (0.17)
                                             ========       ========
         ========
  Net loss available to common
     stockholders.........................   $  (0.37)      $  (0.21)
         $  (0.22)
                                             ========       ========
         ========
Weighted average basic and diluted common
  shares outstanding......................     37,539         52,882
           75,349(o)
                                             ========       ========
         ========

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements.

                              E-STAMP CORPORATION

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                E-STAMP
                                              SUPPLEMENTAL      LEARN2       PRO
FORMA     PRO FORMA
                                               HISTORICAL     HISTORICAL
ADJUSTMENTS    COMBINED
                                              ------------    ----------
-----------    ---------
Net revenues................................   $      --       $ 22,070      $
  --      $  22,070
Cost of revenues............................          --          6,380
  --          6,380
                                               ---------       --------
--------      ---------
Gross (loss) profit.........................          --         15,690
  --         15,690
Operating expenses:
  Research and development..................          --          6,891
  --          6,891
  Sales and marketing.......................          --         12,146
  --         12,146
  General and administrative................       8,230          9,920
  --         18,150
  Depreciation and amortization.............          --          6,060
(1,324)(p)      1,132

(3,604)(q)
  Restructuring and non-recurring costs.....          --            641
1,687(t)       2,328
  Impairment of goodwill and other
     intangible assets......................          --         17,883
(17,883)(s)         --
                                               ---------       --------
--------      ---------
Total operating expenses....................       8,230         53,541
(21,124)        40,647
                                               ---------       --------
--------      ---------
Operating loss..............................      (8,230)       (37,851)
21,124        (24,957)
Interest income.............................       3,982            632
  --          4,614
Interest expense............................        (178)          (994)
 755(r)        (417)
Other income (expenses), net................          --            223
  --            223
                                               ---------       --------
--------      ---------
Net loss from continuing operations.........      (4,426)       (37,990)
21,879        (20,537)
                                               ---------       --------
--------      ---------
Net loss from discontinued operations.......    (108,400)            --
  --       (108,400)
                                               ---------       --------
--------      ---------
Net loss attributable to common
  stockholders..............................   $(112,826)      $(37,990)     $
21,879      $(128,937)
                                               =========       ========
========      =========
Basic and diluted loss per common share
  Continuing operations.....................   $   (0.12)      $  (0.72)
          $   (0.27)
                                               =========       ========
          =========
  Discontinued operations...................   $   (2.92)      $     --
          $   (1.45)
                                               =========       ========
          =========
  Net loss available to common
     stockholders...........................   $   (3.04)      $  (0.72)
          $   (1.72)
                                               =========       ========
          =========
Weighted average basic and diluted common
  shares outstanding........................      37,144         52,702
             74,954(u)
                                               =========       ========
          =========

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements.

                        NOTES TO THE UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

 1. BASIS OF PRO FORMA PRESENTATION

     On April 19, 2001, E-Stamp and Learn2 entered into a merger agreement whereby each outstanding share of Learn2 common stock will be converted into approximately 0.478 of a share of E-Stamp common stock. Each outstanding option and warrant to purchase shares of Learn2 common stock will be assumed using the
0.478 ratio. Completion of the merger is conditioned upon the affirmative vote of both companies' stockholders, among other conditions. E-Stamp expects to issue approximately 38 million shares of common stock in the merger. The actual number of shares of E-Stamp common stock to be issued will be determined on the effective date of the merger based on the number of shares of Learn2 and E-Stamp common stock actually outstanding on such date. Actual shares outstanding also includes the number of outstanding stock options of E-Stamp and Learn2 that will be vested as of the closing of the merger and have an exercise price that is less than or equal to the average closing price of E-Stamp or Learn2 common stock, respectively, for the five consecutive trading days immediately preceding the E-Stamp or Learn2 special meeting, respectively. E-Stamp is expected to account for the merger under the purchase method of accounting.

     The accompanying unaudited pro forma combined condensed consolidated balance sheet at March 31, 2001 combines E-Stamp's balance sheet and Learn2's consolidated balance sheet at March 31, 2001 as if the merger had been consummated on that date. The accompanying unaudited pro forma combined condensed consolidated statement of operations combines for the three months ended March 31, 2001 E-Stamp's unaudited condensed statement of operations for the three months ended March 31, 2001 and Learn2's unaudited condensed statement of operations for the three months ended March 31, 2001. The accompanying unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2000 combines E-Stamp's audited supplemental statement of operations for the year ended December 31, 2000 and Learn2's audited consolidated statement of operations for the year ended December 31, 2000. The unaudited pro forma condensed consolidated statements of operations give effect to the proposed merger of E-Stamp and Learn2 as if the transaction had been consummated on January 1, 2001 and 2000, respectively.

 2. PRELIMINARY PURCHASE PRICE

     The unaudited pro forma combined condensed consolidated financial statements reflect an estimated purchase price of approximately $18.6 million, measured using the closing market price of E-Stamp's common stock on the date the merger was signed, plus the assumed liabilities, and other costs directly related to the merger as follows (in thousands):

     Purchase price calculation:

Total E-Stamp shares outstanding...........................   38,151
E-Stamp common stock per share market value................  $  0.17
                                                             -------
                                                               6,486
Ownership factor from merger agreement.....................     99.5%
                                                             -------
Value of E-Stamp common stock issued in connection with the
  merger...................................................    6,454
Pre-closing payment........................................    1,000
Liabilities assumed........................................    6,195
Transaction costs..........................................    5,000
                                                             -------
  Total....................................................  $18,649
                                                             =======

                        NOTES TO THE UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

     The final purchase price allocation, determined upon the closing of the merger, will be dependent on the actual number of shares of common stock exchanged, the actual number of options and warrants assumed, actual liabilities assumed, and actual acquisition related costs. For purposes of presenting the pro forma combined condensed consolidated financial statements the allocation is based upon Learn2's March 31, 2001 consolidated balance sheet which reflects an estimated valuation of certain non-current assets. They are as follows (in thousands):

     The following table sets forth the fair value of assets acquired:

Net current assets.........................................  $ 8,438
Non-current assets:
  Fixed assets.............................................    4,623
  Capitalized software.....................................   14,861
  Other identifiable intangible assets.....................    4,839
  Other non-current assets.................................      531
                                                             -------
Total non-current assets                                      24,854
                                                             -------
Total......................................................  $33,292
                                                             =======

     The fair value of the net assets acquired of $33,292, exceeded the purchase price of $18,649, resulting in negative goodwill of $(14,643). As a result, the negative goodwill will be allocated to reduce proportionately the values assigned to the $24,854 of non-current assets acquired. The preliminary allocation is as follows (in thousands):

                                              FAIR VALUE OF       ALLOCATION OF
     ADJUSTED
                                             ASSETS ACQUIRED    EXCESS FAIR
VALUE    FAIR VALUE
                                             ---------------
-----------------    ----------
Net current assets.........................      $ 8,438            $     --
     $ 8,438
Fixed assets...............................        4,623              (2,697)
       1,926
Capitalized software.......................       14,861              (8,706)
       6,155
Other identifiable intangible assets.......        4,839              (2,925)
       1,914
Other non-current assets...................          531                (315)
         216
                                                 -------            --------
     -------
                                                 $33,292            $(14,643)
     $18,649
                                                 =======            ========
     =======

 3. PRO FORMA ADJUSTMENTS

Balance Sheet

     The accompanying unaudited pro form combined condensed consolidated balance sheet as of March 31, 2001 combines the balance sheets of E-Stamp and Learn2 as if the merger was completed on that date and reflects the following pro forma adjustments:

          (a) As a result of the allocation of negative goodwill to Learn2's fixed assets, the net book carrying value at March 31, 2001 of $4.6 million was reduced by $2.7 million to $1.9 million.

          (b) As a result of the allocation of negative goodwill to Learn2's capitalized software, the net book carrying value at March 31, 2001 of $14.9 million was reduced by $8.7 million to the fair value of $6.2 million.

          (c) As a result of the allocation of negative goodwill to Learn2's intangible assets, the net book carrying value at March 31, 2001 of $4.8 million was reduced by $2.9 million to the fair value of $1.9 million.

          (d) As a result of the allocation of negative goodwill to Learn2's other assets, the carrying value at March 31, 2001 of $531,000 was reduced by $315,000 to the fair value of $216,000.

                        NOTES TO THE UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

          (e) To eliminate Learn2 historical goodwill.

          (f) To record estimated direct merger costs of approximately $5.0 million to be incurred.

          (g) In connection with the merger, prior to the closing of the merger, Learn2's $10 million 6% convertible debenture will be redeemed in exchange of E-Stamp's payment of $1.0 million, which will be accounted for as part of the purchase price, and the issuance of approximately 26.5 million shares of Learn2's common stock based on a conversion price $0.41 per share plus accrued interest. The issuance of such shares and the conversion of the convertible debenture will be effective only if the merger is completed, and the merger will be completely only if the issuance of such shares and the conversion of the convertible debenture is approved. Therefore, for pro forma purposes, the convertible debenture and related accrued interest expense of $9.4 million and $635,000, respectively were eliminated.

          (h) To reduce deferred revenue to its fair market value.

          (i) To eliminate the historical equity of Learn2 and record the E-Stamp shares issued in the merger. Subject to the closing of the merger, stock options issued to three of Learn2's board members will be repriced to the amounts already paid and the promissory notes issued by such directors to Learn2 in the aggregate principal amount of $1.7 million in connection with the exercise of the options, will be cancelled and any liens thereunder released.

Statement of Operations

     The accompanying unaudited pro forma combined condensed statement of operations combines the supplemental historical results of E-Stamp and the historical results of Learn2 for the three months ended March 31, 2001 and the year ended December 31, 2000. The unaudited pro forma combined condensed consolidated statement of operations has been prepared as if the proposed merger of E-Stamp and Learn2 was completed as of January 1, 2001 and 2000 and reflects the following proforma adjustments.

     Pro forma adjustments for the three months ended March 31, 2001

          (j) To eliminate amortization of Learn2 historical goodwill totaling $196,000.

          (k) As a result of the purchase accounting allocation, the carrying values of fixed assets, capitalized software, and intangible assets, for pro forma purposes, were decreased to their adjusted fair values, therefore the associated depreciation and amortization expense related to those assets was reduced by $590,000 for the three months ended March 31, 2001.

          (l) As a result of the elimination of Learn2's convertible debenture, for pro forma purposes interest expense was reduced by $150,000 for the three months ended March 31, 2001.

          (m) Subject to the closing of the merger, stock options issued to three of Learn2's board of directors will be repriced. As a result, the promissory notes issued by such directors to Learn2 in the aggregate principal amount of $1.7 million will be cancelled. The related charge to the statement of operations totals $1.7 million.

          (n) As a result of the elimination of Learn2's convertible debenture, for pro forma purposes, the non-cash interest expense related to the beneficial conversion of the reset from $6.00 to $0.41 was reduced by approximately $9.0 million.

          (o) Reflects issuance by E-Stamp of approximately 38 million shares of common stock in connection with the merger. Shares used to calculate unaudited pro forma loss per share exclude the anti-dilutive effect of E-Stamp's options including options assumed in the merger.

                        NOTES TO THE UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

     Pro forma adjustments for the year ended December 31, 2000

          (p) To eliminate amortization of Learn2 historical goodwill totaling $1.3 million.

          (q) As a result of the purchase accounting allocation, the carrying values of fixed assets, capitalized software, and intangible assets, for pro forma purposes, depreciation and amortization expense related to those assets was reduced by $3.6 million for the year ended December 31, 2000.

          (r) As a result of the elimination of Learn2's convertible debenture, for pro forma purposes interest expense was reduced by $755,000 for the year ended December 31, 2000.

          (s) To eliminate the write-off due to the impairment of Learn2 goodwill and intangibles of $17.9 million.

          (t) Subject to the closing of the merger, stock options issued to three of Learn2's board of directors will be repriced to the amounts already paid and the promissory notes issued by such directors to Learn2 in the aggregate principal amount of $1.7 million in connection with the exercise of the options will be cancelled. The related charge to the statement of operations totals $1.7 million.

          (u) Reflects issuance by E-Stamp of approximately 38 million shares of common stock in connection with the merger. Shares used to calculate unaudited pro forma loss per share exclude the anti-dilutive effect of E-Stamp's options including options assumed in the merger.

     The current plan for the combined company is to either terminate or sublease within the terms of the agreement, its lease on its Mountain View, CA facility. No adjustments have been made to the pro forma financial statements as it relates to the resolution of this lease. E-Stamp historical supplemental financial statements reflect rent expense of approximately $4.0 million related to this lease. As a result of the merger, the combined company plans to take an additional restructuring charge, excluding the write-off of board of directors loans as discussed above, of approximately $1.0 to $2.0 million.

                  LEARN2 MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of Learn2 should be read in conjunction with the Learn2's consolidated financial statements and the related notes to those financial statements included elsewhere in this joint proxy statement-prospectus. This document contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under "Risk Factors" beginning on page 17 and elsewhere in this joint proxy statement-prospectus.

OVERVIEW

     Learn2's offerings include engaging online and physical learning and training products and complementary services, commonly referred to as e-learning services. Learn2 markets these services to corporate, government and individual clients and customers. Learn2 believes its mix of products and services provides it with a competitive advantage toward becoming the e-learning service provider of choice to its customers.

     Learn2's products provide an engaging learning experience to corporate and individual customers through interactive multimedia and animated tutorials and courseware. Learn2's corporate and government customers have access to these high quality tutorials and additional features such as reporting and administration through www.Learn2University.com. Additionally, through www.Learn2.com, visitors can access Learn2's content that includes tips and step-by-step instructions on a broad spectrum of skills, activities and tasks, as well as Learn2's multimedia tutorials. Learn2's e-learning products are also available on CD-ROM and video and can be purchased from Learn2's Website and major retailers nationwide.

     Through Learn2's subsidiary, eTracks.com, Inc., eTracks provides permission e-mail marketing and tracking services to customers that have "opt-in" e-mail customer lists. eTracks' services include e-mail creation, delivery, tracking and response analysis for a high volume of client e-mail accounts in a short period of time. eTracks also has developed a proprietary member database of over 500,000 Internet users who have "opted-in" to receive promotional e-mails. eTracks's clients can supplement their internally developed customer lists with our member database. In addition, during 2000 and prior, through periodic e-mails eTracks marketed various electronics and other products to its members. The demand for permission e-mail marketing and tracking services has increased over the past few years. As reported by eMarketer in the June 2001 edition of The e-mail Marketing Report, total e-mail marketing spending in the US in 2000 was just over $1 billion, including $496 million on e-mail ads, up from $422 million in 1999. According to eMarketer, by year-end 2003, US businesses and other organizations will spend almost $4.6 billion, including $2.2 billion on e-mail advertising expenditures. As a result, Learn2 expects that the demand will continue to grow for the foreseeable future. Learn2 believes that eTracks' technology enables more robust and useful tracking capabilities than its competitors'.

     Learn2's goal is to become the world's leading provider of engaging e-learning products and services. To achieve this goal, Learn2 expects to focus on its four primary objectives: creating a trusted brand, developing and owning creative and engaging content, enhancing its patented state-of-the-art technologies and offering services to meet the needs of its clients. In 1999, Learn2 changed its company name from 7th Level, Inc. to Learn2.com, Inc. Learn2 made the change to create a single recognized brand that more closely aligned Learn2's corporate identity with its product and service offerings.

HISTORY

     Learn2 was founded in 1993 with the goal of becoming a leading developer and publisher of interactive entertainment and educational content as well as a creator of state-of-the-art tools and technologies. In 1998, Learn2's research and development activities were focused primarily on developing and enhancing its agent technology. In early 1999, Learn2 recognized that appropriate applications of this technology were in the delivery of training and learning and therefore Learn2 abandoned its interactive entertainment business and focused its efforts on e-learning.

     In 1999, to strengthen its position in the e-learning marketplace, Learn2 acquired three companies that enhanced its brand, content, technologies and services capabilities: Street Technologies, Inc., a privately held company that developed and marketed technology-based training products and services delivered over intranets and the Internet utilizing a patented streaming technology and provided custom service capabilities; Panmedia Corporation, a privately held company that produced www.Learn2.com, a popular Website that offered step-by-step instructions on skills, activities and tasks; and ViaGrafix Corporation, a publicly traded company which developed, produced and marketed technology-based training tutorials delivered on CD-ROMs and video tapes as well as computer aided design or CAD software. The CAD product line was sold in March 2000. Through eTracks, ViaGrafix also provided permission e-mail broadcast services and conducted e-commerce. These acquisitions provided Learn2 with the Learn2 brand, and a stronger mix of content, technologies and service offerings.

     As set forth in Note 4 to Learn2's consolidated financial statements, Learn2 reported results of operations for all periods prior to August 23, 1999 do not reflect the results of ViaGrafix and prior to February 16, 1999 do not reflect the results of Street Technologies, Inc. Consequently, the results prior to these dates and Learn2's consolidated balance sheet at December 31, 1998 are not reflective of its operations and financial position as presently constituted.

     Effective January 1, 2000, Learn2 has adopted Staff Accounting Bulletin No. 101 "Revenue Recognition In Financial Statements." SAB No. 101 expresses the views of the Securities and Exchange Commission in applying accounting principles generally accepted in the United States to certain revenue recognition issues.

     Learn2's adoption of SAB No. 101 resulted in a change in method of accounting for cooperative advertising expenses. In accordance with previously existing accounting principles, Learn2 recorded cooperative advertising expenses as a sales and marketing expense. During 2000, as a result of new interpretations of generally accepted accounting principles by the SEC through the issuance of SAB No. 101, Learn2 was required to change the accounting policy for cooperative advertising, to record these expenses as a reduction of gross revenues.


     The effect of the adoption of SAB No. 101 was to decrease both revenues and sales and marketing expenses by $3.5 million. SAB No. 101 has been adopted as a change in accounting principle, effective January 1, 2000. The adoption of SAB No. 101 resulted in no change to current or previously reported earnings, as this was a reclassification between revenue and sales and marketing expenses. Learn2 has restated its results for the first three quarters of the year ended December 31, 2000 and for the year ended December 31, 1999, as reflected in Quarterly Financial Data on page 107. There was no restatement required for the year ended December 31, 1998. The adjustment for the year ended December 31, 1999 was a decrease to both net revenues and sales and marketing expenses by $1.3 million.


SOURCES OF REVENUE AND REVENUE RECOGNITION POLICY

     Learn2 generates revenue primarily from the sales and licensing of computer software training products and technologies, product development agreements, and broadcast messaging services.

     Revenue from software license agreements is recognized in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition." Software product sales under such license agreements are recognized as revenue upon shipment of the products to customers, provided that there are no significant vendor obligations and collection of the related receivable is probable. In circumstances whereby Learn2 has established vendor specific objective evidence, Learn2 accounts for insignificant vendor obligations and post-contract support over the service period.

     Revenue from on-line sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Learn2 defers a portion, generally 10% of the selling price of on-line products for hosting and recognizes that hosting ratably over the contractual period. Learn2 recognizes the two components, the software, (or training course) and the service (or hosting) based on their relative fair values.

     Revenue from physical product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped. A reserve is made at the time the related revenue is recognized for estimated product returns based on history, cooperative advertising, or other promotions which may occur under programs Learn2 has with its customers.

     Revenues from broadcast messaging transactions are recognized at the time the broadcast is sent, as Learn2 has no further significant obligations.


     Many of Learn2's costs are fixed and are based on anticipated revenue levels. Learn2 may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If Learn2 has a shortfall in revenues in relation to expenses, or if expenses continue to exceed revenues, then Learn2's results of operations and financial condition would be affected materially and adversely. Learn2 expects to incur losses on a quarterly and annual basis for the foreseeable future, however Learn2 believes that the combined company will have adequate resources to realize its business plan if the merger is completed.


RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 AND 2000

     Revenues and gross profits for the quarter ended March 31, 2001 increased over the quarter ended March 31, 2000 as a result of volume increases in corporate training revenue and revenue associated with Learn2's custom business. Operating expenses decreased to $6.0 million from $9.6 million in the first quarter of 2000. The decrease in expenses is attributable primarily to cost reduction efforts implemented in May of 2000 and January of 2001. Net loss increased to $10.9 from $5.9 million for the quarter ended March 31, 2000. The first quarter net loss included the additional interest expense of $9.0 million recorded as a result of the beneficial conversion price reset from $6.00 to $0.41 on the $10.0 million convertible debenture. Excluding the effect of the additional interest expense, the loss for the quarter was $1.9 million.

     The following table sets forth industry segment information for the three months ended March 31, 2001 and 2000:

                                                    NET REVENUES        GROSS
PROFIT
                                                  ----------------
----------------
                                                   2001      2000      2001
2000
                                                  ------    ------    ------
------
Learning Services...............................  $4,928    $4,206    $3,708
$3,112
Broadcast Messaging Services....................     645     1,273       604
  588
Intersegment Elimination........................     (13)      (32)       (8)
  (20)
                                                  ------    ------    ------
------
          Total.................................  $5,560    $5,447    $4,304
$3,680
                                                  ======    ======    ======
======

LEARNING SERVICES

     Learning Services revenues consist primarily of learning products and services sold or distributed through the Internet and of physical products sold through traditional retail channels and on-line. Cost of revenues consists of the expenses associated with the production and shipment of Learn2's physical products. In addition, it includes related costs to develop custom courses for specific customers.

     Net revenues for Learning Services increased approximately 17.2% to $4.9 million for the quarter ended March 31, 2001 from $4.2 million for the quarter ended March 31, 2000. For the quarter ended March 31, 2001, net revenues were composed of corporate learning products, technologies and services sold, licensed or distributed through the Internet of approximately $3.6 million or 73.5% of revenues, consumer learning products sold through traditional retail channels and on-line of $1.2 million or 24.5% of revenues, and other revenue of $80,000 or 2.0% of revenues.

     For the quarter ended March 31, 2000, these revenues were composed of corporate learning products, technologies and services sold, licensed or distributed through the Internet of approximately $1.9 million or 45.2% of revenues, consumer learning products sold through traditional retail channels and on-line of $1.6 million or 38.1%, software sales related to our CAD product line, which was sold in March 2000, of $400,000 or 9.6% of revenues and other revenue of $300,000 or 7.1% of revenues.

     Learning Services gross profit was approximately 75.2% of net revenues for the quarter ended March 31, 2001 compared to 74.0% of net revenues for the quarter ended March 31, 2000. The change in gross profit was the result of the differences in the composition of revenues as noted above.

BROADCAST MESSAGING SERVICES

     Broadcast Messaging Services consists primarily of permission e-mail marketing and tracking services and e-commerce. Cost of revenues consists of the expenses associated with the delivery of permission e-mail and tracking services, including Internet access and personnel related costs incurred to operate our marketing and tracking services and cost of merchandise sold through our e-commerce operations.

     Net revenues for the Broadcast Messaging Services decreased approximately 49.3% to $645,000 for the quarter ended March 31, 2001, compared to $1.3 million for the quarter ended March 31, 2000. Broadcast Messaging Services gross profit was 93.6% of net revenues for the quarter ended March 31, 2001 compared to 46.2% of net revenues for the quarter ended March 31, 2000. The increase in gross profit was result of a change in the composition of revenues. 2001 revenue consisted primarily of broadcast messaging revenue which has higher gross margins compared to 2000 revenue which also consisted of product revenues which have lower gross margins.

OPERATING EXPENSES

Research And Product Development Expenses

     Research and product development expenses were approximately $697,000 for the quarter ended March 31, 2001 compared to $2.1 million for the quarter ended March 31, 2000. Research and product development expenses relate to the development and enhancement of Learn2's technologies, content, Website and product design. The decrease in expenses is attributable primarily to cost reduction efforts implemented in May 2000 and January 2001. Learn2 believes that investment in research and development is required to remain competitive. Therefore, Learn2 anticipates continued spending for research and development in future periods.

Sales And Marketing Expenses

     Sales and marketing expenses were approximately $2.1 million for the quarter ended March 31, 2001, compared to $3.5 million for the quarter ended March 31, 2000. Sales and marketing expenses consist primarily of salaries, commissions, advertising, trade show expenses and costs of marketing materials. The decrease in expenses is attributable primarily to cost reductions efforts implemented in May 2000 and January 2001. Sales and marketing expenses may increase in future periods in our continued effort to achieve growth in revenue and introduce new products.

General And Administrative Expenses

     General and administrative expenses were approximately $1.6 million for the quarter ended March 31, 2001, compared to $2.5 million for the quarter ended March 31, 2000. General and administrative expenses consist primarily of personnel related costs, occupancy costs and professional service fees. The decrease in expenses is attributable primarily to cost reduction efforts implemented in May of 2000 and January of 2001.

Depreciation And Amortization

     Depreciation and amortization expenses were approximately $1.2 million for the quarter ended March 31, 2001 and $1.4 million for the quarter ended March 31, 2000. The 2001 expenses included approximately $337,000 of depreciation on fixed assets, $191,000 of amortization of capitalized content development and $670,000 of amortization of goodwill, intangible assets, and capitalized software related to acquisitions. The 2000 expenses included approximately $230,000 of depreciation on fixed assets, and $1.2 million of amortization of goodwill, intangible assets, and capitalized software related to acquisitions. The decrease in amortization of goodwill and other intangibles is attributable to the decrease in the carrying values of those assets that were written down at December 31, 2000.

Non-Recurring Charges

     Non-recurring charges for the quarter ended March 31, 2001 were approximately $380,000 and were related to severance costs associated with a workforce reduction in January 2001.

Interest And Other, Net

     Interest and other, net was approximately $221,000 of expense compared to $113,000 of income for the quarters ended March 31, 2001 and 2000, respectively. Interest expense primarily related to the $10.0 million convertible debenture issued on March 10, 2000.

Beneficial Conversion Feature

     In connection with the reset of the conversion price on the $10.0 million convertible debenture, on March 10, 2001, Learn2 recorded additional interest expense of $9.0 million as a result of the reduction of the original conversion price from $6.00 to $0.41.

Net Loss

     The net loss was approximately $10.9 million for the quarter ended March 31, 2001, compared to $5.8 million for the quarter ended March 31, 2000 and was attributable to the factors discussed above. Excluding the effect of the additional interest expense of $9.0 million recorded as a result of the reset on the $10.0 million convertible debenture, the loss for the quarter was $1.9 million or $0.04 per share.

2000 COMPARED TO 1999

     Revenues and gross profits for 2000 increased over 1999 primarily as the result of the inclusion of the full year of revenues from Learn2's acquisition of ViaGrafix in 1999. Revenues and gross profits also increased as a result of volume increases in corporate training revenue and revenue associated with Learn2's custom business. Operating expenses increased to $53.5 million from $50.1 million in 1999, and included $17.9 million in goodwill and other intangible asset impairments, $6.1 million in fixed and intangible asset amortization, and $600,000 in non-recurring charges in 2000. Operating expenses for 1999 included the write-off of acquired in-process technology of $24.8 million, fixed and intangible asset amortization of $3.3 million, restructuring charges of $3.3 million, and non-recurring costs of $300,000. Net loss including these charges was $38.0 million in 2000 as compared to $41.0 million in 1999.

     The following table sets forth industry segment information for the years ended December 31, 2000, 1999 and 1998:

                                                    REVENUES
 GROSS PROFIT
                                           ---------------------------
-------------------------------
                                            2000       1999      1998     2000
      1999        1998
                                           -------   --------   ------   -------
  ------------   ------
                                                                 (IN THOUSANDS)
Learning Services........................  $17,932   $10,311    $2,674   $13,487
    $ 8,019      $2,202
Broadcast Messaging Services.............    4,308     1,970        --     2,331
      1,027          --
Intersegment elimination.................     (170)      (60)       --
(128)        (49)         --
                                           -------   -------    ------   -------
    -------      ------
  Total..................................  $22,070   $12,221    $2,674   $15,690
    $ 8,997      $2,202
                                           =======   =======    ======   =======
    =======      ======

LEARNING SERVICES

     Learning Services revenues primarily consist of corporate learning products, technologies and services sold or distributed through the Internet and of physical products sold online, to online merchants and through traditional retail channels. Cost of revenues consists of the expenses associated with the production and shipment of our physical products, costs related to develop custom courses, for specific customers and content royalties. Revenues for Learning Services increased $7.6 million or 73.8% to $17.9 million for 2000 from $10.3 million for 1999. The gross profit for Learning Services was approximately 75.2% of revenues for 2000 and approximately 77.8% of revenues for 1999.

     For 2000, these revenues were composed of corporate learning products, technologies and services sold, licensed or distributed through the Internet of approximately $9.2 million or 51.4% of revenues, physical learning products sold online, to online merchants and through traditional retail channels of approximately $7.6 million or 42.5% of revenues, software sales related to our CAD product line (sold in March 2000) of approximately $400,000 or 2.2% of revenues and other revenue of approximately $700,000 or 3.9% of revenues. For 1999, Learning Services revenues were $10.3 million and were composed of approximately $4.1 million of corporate learning products or 39.8% of revenues, technologies and services sold or distributed through the Internet, approximately $4.1 million or 39.8% of revenues of physical learning products sold online, to online merchants and through traditional retail channels, and approximately $400,000 or 3.9% of revenues of software sales related to our CAD product line, and advertising and other legacy revenues of approximately $1.7 million or 16.5% of revenues. The 1999 revenues include revenue from the operations acquired in the ViaGrafix acquisition that relate to our Learning Services Segment from August 23, 1999.

     For 2000, gross profit for Learning Services was approximately 75.2% of revenues compared to 77.8% of revenues for 1999. The change is gross profit was the result of the differences in the composition of revenues as noted above.

BROADCAST MESSAGING SERVICES

     Broadcast Messaging Services consists primarily of permission e-mail marketing and tracking services and e-commerce. Cost of revenues consists of the expenses associated with the delivery of permission e-mail and tracking services, including Internet access and personnel related costs incurred to operate Learn2's marketing and tracking services and cost of merchandise sold through its e-commerce operations.

     Revenues for Broadcast Messaging Services increased $2.3 million or 115.8% to $4.3 million for 2000, compared to $1.9 million for 1999. Broadcast Messaging Services gross profit was 54.1% of revenues for 2000 compared to 51.2% of revenues for 1999. The 1999 revenues include revenues from the operations acquired in the ViaGrafix acquisition that relate to our Broadcast Messaging Services segment from August 23, 1999.

OPERATING EXPENSES

Research and Product Development

     For 2000, research and product development expenses were $6.9 million compared to $4.0 million in 1999. Research and product development expenses relate to the development and enhancement of Learn2's technologies, content, Website and product design. The 2000 amount includes the research and product development expenses of ViaGrafix and Street Technologies, Inc., whereas the 1999 amounts include the results of ViaGrafix from August 23, 1999 and the results of Street Technologies, Inc. from February 16, 1999. The overall increase is attributable primarily to costs associated with the production and development of multimedia content.

     Learn2 believes that investment in research and product development is required to remain competitive. Therefore, Learn2 anticipates continued spending for research and product development in future periods.

Sales and Marketing

     For 2000, sales and marketing expenses were $12.1 million compared to $9.2 million 1999. Sales and marketing expenses consist primarily of salaries, commissions, advertising, trade show expenses and costs of marketing materials. The 2000 amount includes the sales and marketing expenses of ViaGrafix and Street Technologies for 2000, whereas the 1999 amounts include the results of ViaGrafix from August 23, 1999 and the results of Street Technologies, Inc. from February 16, 1999. The overall increase is attributable primarily to increased sales and marketing personnel, costs for print media and other product related advertising.

     Sales and marketing expenses may increase in future periods in our continued effort to achieve growth in revenue and as Learn2 introduces new products.

General and Administrative

     For 2000, general and administrative expenses were $9.9 million compared to $5.3 million for 1999. General and administrative expenses consist primarily of personnel related costs, occupancy costs and professional service fees. The 2000 amount includes the general and administrative expenses of ViaGrafix and Street Technologies for the year ended December 31, 2000, whereas the 1999 amounts include the results of ViaGrafix from August 23, 1999 and the results of Street Technologies, Inc. from February 16, 1999. The overall increase is attributable primarily to increased personnel costs and professional fees associated with a larger organization.

Depreciation and Amortization

     Depreciation and amortization expenses were $6.1 million for 2000 compared to $3.3 million for 1999. The 2000 expenses included approximately $1.2 million of depreciation of fixed assets, $1.9 million of amortization of capitalized content development and $3.0 million of amortization of goodwill and intangible assets related to the Street Technologies, Inc. and ViaGrafix acquisitions. The 1999 expenses included approximately $708,000 of depreciation of fixed assets, $311,000 of amortization of computer software and $2.3 million of amortization of goodwill and intangible assets related to the acquisitions of Street Technologies, Inc. and ViaGrafix Corporation.

Restructuring Charges

     In February of 1999, in connection with the Street Technologies, Inc. acquisition, Learn2 recorded a restructuring charge totaling approximately $2.5 million. The charge was associated with the costs of moving the Richardson, Texas office to White Plains, NY. This included the termination of approximately 15 employees, the costs related to the remaining lease obligation on the office space and the write-off of redundant assets. The charge was recorded in the first quarter of 1999. In the fourth quarter of 1999, Learn2 was released from its remaining obligation on the lease of its office in Richardson, Texas and as a

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

result, Learn2 reversed approximately $150,000 of the original restructuring accrual in the fourth quarter of fiscal 1999.

     In September of 1999, in connection with the acquisition of ViaGrafix Corporation, Learn2 recorded a restructuring charge totaling approximately $1.0 million to integrate the ViaGrafix and Learn2 operations. The restructuring included costs of the termination of approximately 30 employees and the shutdown of certain facilities. The charge was recorded in the third quarter of 1999. As of December 31, 2000 all costs were paid.

Non-recurring Costs

     During the second quarter of 2000, Learn2 completed the integration of the ViaGrafix and Panmedia mergers which began in 1999. As a result, Learn2 recorded a non-recurring charge of approximately $641,000 primarily for severance. During the second quarter of 1999, Learn2 completed its merger with Panmedia Corporation. Learn2 recorded a non-recurring charge of approximately $277,000 for transaction costs associated with the merger.

Acquired In-process Technology

     In 1999, in connection with Learn2's acquisitions of Street Technologies, Inc., and ViaGrafix, Learn2 allocated approximately $9.7 million and $15.1 million of their respective purchase prices to acquired in-process technology. Accordingly these costs were expensed as of the acquisition date. Amounts allocated to acquired in-process technology relate to projects that had not yet reached technological feasibility and that, until completion of development, had no alternative future use. The technologies acquired required substantial additional development.

Impairment of Goodwill and Other Intangible Assets

     As a result of the operating losses incurred by ViaGrafix, Learn2 reviewed the recoverability of the goodwill and other intangible assets associated with its acquisition of ViaGrafix in accordance with its accounting policy for long-lived assets. Based on an analysis of projected undiscounted cash flows, Learn2 determined that the carrying value of such goodwill and other intangible assets was impaired. Accordingly, Learn2 engaged an outside appraiser to assist with the analysis and based upon the resulting valuation, Learn2 recognized approximately $17.9 million in impairment charges. The impairment charge was comprised of approximately $8.9 million of goodwill, $8.5 million of intangible assets, and $500,000 of capitalized software. The impairment charges are equal to the difference between the carrying amount of these assets and the estimated fair value at December 31, 2000.

Interest Expense

     Interest expense was approximately $994,000 for 2000 compared to $146,000 for 1999. Interest expense in 2000 related primarily to interest on the $10.0 million convertible debenture issued in 2000. Interest expense in 1999 was related primarily to the 7% Convertible Notes Payable that were due and payable on February 11, 1999. To induce the holders to convert the notes into common stock, on February 10, 1999, Learn2 offered the holders the right to convert at a price equal to 85% of the then current market value of the stock. During February 1999, Learn2 issued 186,982 shares of common stock in exchange for $458,000 of current notes payable. In connection with the conversion, Learn2 recognized interest expense of approximately $115,000 as a result of the premium paid to induce the conversion of the notes.

Interest Income

     Interest income was approximately $632,000 for 2000 compared to $404,000 for 1999. Interest income consists primarily of interest earned on overnight investments.

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

Other Income (Expense), Net

     Other income (expense), net was approximately $223,000 of income for 2000 compared to $168,000 of expense for 1999.

Net Loss

     The net loss was $38.0 million for 2000 compared to $41.0 million for 1999 and was attributable to the factors discussed above.

1999 COMPARED TO 1998

     1999 revenues and gross profits increased over 1998 primarily as the result of the inclusion of the revenues from our acquisitions of Street Technologies from February 16, 1999 and ViaGrafix from August 23, 1999. Total operating expenses increased to $50.1 million from $10.1 million in 1998, and included the write-off of acquired in-process technology of $24.8 million, fixed and intangible asset amortization of $3.3 million, restructuring charges of $3.3 million, and non-recurring costs of $300,000. Net loss including these charges was $41.0 million in 1999 as compared to $10.6 million in 1998.

REVENUES

LEARNING SERVICES

     Learning Services revenues primarily consist of corporate learning products, technologies and services sold or distributed through the Internet and of physical products sold online, to online merchants and through traditional retail channels through traditional retail channels. Cost of revenues consists of the expenses associated with the production and shipment of Learn2's physical products, costs related to develop custom courses, for specific customers and content royalties.

     Revenues increased $7.6 million or 281.9% over 1998 revenues to $10.3 million in 1999 from $2.7 million in 1998. In 1998, revenues related primarily to royalties on licensed technologies related to Learn2's entertainment business and Web development. The gross profit for Learning Services was approximately 77.8% of revenues for 1999 and approximately 82.3% of revenues 1998.

     In 1999, these revenues were composed of approximately $4.1 million or 39.8% of revenues of corporate learning products, technologies and services sold or distributed through the Internet, approximately $4.1 million or 39.8% of revenues of physical learning products sold online, to online merchants and through traditional retail channels, approximately $400,000 or 3.9% of revenues of software sales related to Learn2's CAD product line, and advertising and other legacy revenues of approximately $1.7 million or 16.5% of revenues. The 1999 revenues include revenue from the operations acquired in the ViaGrafix acquisition that relate to Learn2's Learning Services segment from August 23, 1999 and the results from Street Technologies from February 16, 1999.

     For 1999, gross profit for Learning Services was approximately 77.8% of revenues compared to 82.3% for 1998. The change in gross profit was the result of the differences in the composition of revenues as noted above. In addition, 1998 revenues primarily consisted of royalties, which have no cost of sales.

BROADCAST MESSAGING SERVICES

     Broadcast Messaging Services consists primarily of permission e-mail marketing and tracking services and e-commerce. Cost of revenues consists of the expenses associated with the delivery of permission e-mail and tracking services, including Internet access and personnel related costs incurred to operate Learn2's marketing and tracking services and cost of merchandise sold through Learn2's e-commerce operations.

     Revenues for Broadcast Messaging Services was $1.9 million for 1999 and were related to Learn2's ViaGrafix acquisition on August 23, 1999. Broadcast Messaging Services gross profit was 51.2% of revenues for 1999. In 1998, there were no revenues associated with this segment.

OPERATING EXPENSES

Research And Product Development Expenses

     Research and product development expenses were $4.0 million for 1999, as compared to $2.4 million for 1998. Research and product development relates to technology, Website and tutorial development. The overall increase is attributable primarily to costs associated with the production and development of multimedia content.

Sales And Marketing

     Sales and marketing expenses increased $8.6 million, from $600,000 in 1998 to $9.2 million in 1999. Sales and marketing expenses consist primarily of salaries, commissions, advertising, trade-show expenses and costs of marketing materials. The overall increase was attributable to $6.5 million in costs related to increased sales and marketing staff to focus on direct and indirect licensing and sales to corporations, $2.6 million for cooperative, print media and other product related advertising expenses and $800,000 for promoting the Learn2 brand.

General And Administrative Expenses

     General and administrative expenses remained unchanged at $5.3 million for 1999 and 1998. General and administrative expenses consist primarily of personnel related costs, occupancy costs and professional service fees. The 1999 expenses relate to the structure of the newly merged companies. In 1998, expenses included approximately $1.4 million related to stock grants to two of Learn2's directors.

Depreciation And Amortization

     Depreciation and amortization expenses were $3.3 million in 1999 and $1.8 million in 1998. The 1999 expenses included approximately $708,000 of depreciation on fixed assets, $311,000 of amortization of capitalized content development, $1.5 million of amortization on goodwill, capitalized software and intangible assets related to the Street Technologies, Inc. acquisition and $796,000 of amortization on goodwill and other intangible assets related to the ViaGrafix acquisition. The 1998 expenses related primarily to depreciation and amortization on fixed assets.

Restructuring Charges

     In February of 1999, in connection with the Street Technologies, Inc. acquisition, Learn2 recorded a restructuring charge totaling approximately $2.5 million. The charge was associated with the costs of moving the Richardson, Texas office to White Plains, NY. This included the termination of approximately 15 employees, the costs related to the remaining lease obligation on the office space and the write-off of redundant assets. The charge was recorded in the first quarter of 1999. In the fourth quarter of 1999, Learn2 was released from its remaining obligation on the lease of its office in Richardson, Texas and as a result, Learn2 reversed approximately $150,000 of the original restructuring accrual in the fourth quarter of fiscal 1999.

     In September of 1999, in connection with the acquisition of ViaGrafix Corporation, Learn2 recorded a restructuring charge totaling approximately $1.0 million to integrate the ViaGrafix and Learn2 operations. The restructuring included costs of the termination of approximately 30 employees and the shutdown of certain facilities. The charge was recorded in the third quarter of 1999. As of December 31, 2000 all costs were paid.

Acquired In-Process Technology

     In 1999, in connection with Learn2's acquisitions of Street Technologies, Inc. and ViaGrafix, Learn2 allocated approximately $9.7 million and $15.1 million, respectively, of the purchase prices to acquired in-process technology. Accordingly, these costs were expensed as of the respective acquisition dates. Amounts allocated to acquired in-process technology relate to projects that had not yet reached

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

technological feasibility and that, until completion of development, had no alternative future use. The technologies acquired required substantial additional development.

Non-Recurring Costs

     During the second quarter of 1999, Learn2's recorded a non-recurring charge of approximately $277,000 for transaction costs associated with the Panmedia merger.

Interest Expense

     Interest expense was approximately $146,000 for 1999 compared to $1.8 million in 1998. Interest expense in 1999 primarily related to expense on the conversion of notes payable. Interest expense in 1999 was related primarily to the 7% Convertible Notes Payable that were due and payable on February 11, 1999. To induce the holders to convert the notes into common stock, Learn2 on February 10, 1999, offered the holders the right to convert at a price equal to 85% of the then current market value of the stock. During February 1999, Learn2 issued 186,982 shares of common stock in exchange for $458,000 of current notes payable. In connection with the conversion, Learn2 recognized interest expense of approximately $115,000 as a result of the premium paid to induce the conversion of the notes.

Interest Income

     Interest income was approximately $404,000 for 1999 compared to $335,000 in 1998. Interest income consists primarily of interest earned on overnight investments.

Other Income (Expense), Net

     Other income (expense), net was approximately $168,000 of expense compared to $1.3 million of expense in 1998. Other expenses in 1998 consisted primarily of a $1.5 million charge relating to the disposal of assets. This was partially offset by the reversal of an accrued royalty expense of $238,000 in excess of an original accrued royalty in 1997 totaling $1.0 million. The reduction was due to a renegotiation of the royalty contract in 1998. Because the reversal took place during 1998 and Learn2 had exited the business of producing interactive entertainment products, Learn2 recorded the reversal as other income.

Net Loss

     The net loss was $41.0 million for 1999 compared to $10.6 million for 1998 and was attributable to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, Learn2 has financed its operations primarily through private placements of equity and debt securities and public offerings of Learn2's common stock. On April 19, 2001, Learn2 reached an agreement to merge with E-Stamp. Assuming satisfaction of certain conditions, including receipt of the requisite stockholder approval, the merger is expected to be consummated in the third quarter of 2001. Completion of the merger is expected to enhance Learn2's ability to finance its growth as cash flow and capital markets access of the combined companies will be greater than prior to the merger.

     Net cash used in operating activities was approximately $923,000 for the first quarter of 2001. Cash used in operating activities resulted primarily from our net loss, an overall decrease in operating assets and liabilities, offset by increases in non-cash charges.

     Net cash used in investing activities was approximately $410,000 for the first quarter of 2001. Cash used in investing activities consisted primarily of capitalized content development costs and capital expenditures partially offset by proceeds from the sales of assets.

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

     As of March 31, 2001, Learn2 had $3.4 million in cash and cash equivalents. As of March 31, 2001, Learn2's commitments consisted primarily of obligations under operating leases. Learn2 has no material commitments for capital expenditures.

     On March 10, 2000, Learn2 entered into a Securities Purchase Agreement and pursuant thereto it issued a $10 million 6% convertible debenture due March 10, 2003. The debenture is convertible at any time at the option of the holder at a conversion price of $0.41 per share, as reset on March 10, 2001. In connection with the reset on March 10, 2001, Learn2 recorded interest expense of $9 million as a result of the reduction of the original conversion price from $6.00 to $0.41. The debenture is subject to anti-dilution provisions. The conversion price of the debenture also may be reset to the market value of Learn2's common stock on the second anniversary of the convertible debenture if the price of Learn2's common stock declines below $0.41 on the second anniversary. In addition, the holder was granted a five-year warrant to purchase 337,268 shares of Learn2 common stock exercisable at $7.41 per share. The value of this warrant has been recorded as a debt discount and is being amortized over the life of the related debt.

     On April 19, 2001, the holder executed a waiver agreeing not to exercise any of its rights under the debenture to declare an event of default or convert the debenture with certain exceptions as provided in the waiver; with respect to Learn2's failure to register shares of common stock, issuable as a result of the conversion price reset on March 10, 2001, provided that Learn2 files a registration statement by September 30, 2001 covering the shares of Learn2 common stock issuable under the debenture following the reset of the conversion price of the debenture.

     On April 19, 2001, Learn2, E-Stamp and the holder of debenture entered into a redemption and termination agreement. Pursuant to the redemption and termination agreement, the holder of the debenture has agreed that, immediately prior to the completion of the merger between Learn2 and E-Stamp, the debenture will be redeemed in exchange of E-Stamp's payment of $1.0 million, which will be accounted for as part of the purchase price, and the issuance of approximately
26.5 million shares of Learn2's common stock based on a conversion price of $0.41 per share plus accrued interest.

     As of March 31, 2001, one customer represented approximately 14.8% of accounts receivable. This customer represents a disproportionate percentage of March 31, 2001 accounts receivable as it relates to a software license sale in 2000.


     Since the acquisition of ViaGrafix Corporation in August 1999, the management of Learn2 has been exploring and evaluating various business strategies relating to Etracks, a subsidiary of ViaGrafix. In February 2000, the management of Learn2 reached the conclusion that to maximize shareholder value and develop the on-going operations of Etracks, and to focus on the core business of e-learning, that it would seek an outside investment which could lead to the sale of all or part of the business. As a result, over the last eighteen months, Learn2 has explored various strategic alternatives. During the first quarter of 2001, the Learn2 board of directors authorized the sale of Etracks for a purchase price in excess of $2.0 million in cash. In July 2001, ViaGrafix entered into a letter of intent to sell Etracks to Etracks' current president for a purchase price of $2.5 million. Under the terms of the letter of intent, at the closing of the transaction, $1.0 million of the purchase price would be paid in cash and $1.5 million would be paid pursuant to the issuance of a senior secured promissory note. The letter of intent will expire on November 16, 2001. If the contemplated transaction is not completed, Etracks will continue to operate its historical business. In fiscal year 2000, Etracks accounted for 19.5% of Learn2's revenues and 11.6% of Learn2's revenues for the three months ended March 31, 2001. Learn2 believes that the sale of Etracks will not have a material impact on Learn2's results of operations.



     To date, Learn2 has used cash and has operated at a loss. In addition, Learn2 has been operating its business on the basis that the merger will be completed. Learn2 has also incurred substantial costs in connection with the merger. Learn2's transaction costs incurred in connection with the merger are estimated to be approximately $1.2 million to $1.7 million, depending upon whether the merger is completed. Learn2 believes that if the merger is completed the combined company will have sufficient resources for its operating requirements and sufficient resources to realize the combined company's business plan. However, Learn2's ability to achieve positive cash flow depends upon a variety of factors, including the timely introduction and market success of our products, the costs of developing, producing and marketing these products, adoption of the Internet as a medium of commerce and delivery of services, general economic conditions and various other factors, some of which may be beyond our control. Many of our costs are fixed and are based on anticipated revenue levels. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues in relation to expenses, or if expenses continue to exceed revenues, then our results of operations and financial condition would be affected adversely and we may need to raise additional funds. In the event that the proposed merger with E-Stamp is not consummated, and we need to raise additional funds we cannot be certain that we will be successful nor can we predict the terms under which such funds would be available. If additional funds are not available we may not be able to meet our on-going expenses unless we change our business plan, sell non-strategic assets, curtail expenditures, and/or employ other strategies as are required in these circumstances.

QUARTERLY RESULTS OF OPERATIONS FOR 2000 AND 1999

                                                               THREE MONTHS
ENDED

-----------------------------------------------------------
                                           MARCH 31(1)   JUNE 30(1)   SEPTEMBER
30(1)   DECEMBER 31(1)
                                           -----------   ----------
---------------   --------------
                                                    (IN THOUSANDS, EXCEPT PER
SHARE AMOUNTS)
2000
Revenue..................................    $ 5,447      $ 6,126         $
5,771          $  4,726
Gross margin.............................      3,680        4,199
4,330             3,481
Net loss available to common
  stockholders...........................     (5,849)      (4,994)
(4,007)          (23,140)(3)
Basic and diluted loss per common
  share..................................      (0.11)       (0.09)
(0.07)            (0.44)

                                                             THREE MONTHS ENDED

--------------------------------------------------------
                                          MARCH 31     JUNE 30     SEPTEMBER 30
   DECEMBER 31(2)
                                          --------     -------     ------------
   --------------
1999
Revenue.................................  $  1,025     $ 1,791       $  3,403
      $ 6,002
Gross margin............................       839       1,351          2,882
        3,925
Net loss available to common
  stockholders..........................   (13,605)     (2,594)       (19,160)
       (5,677)
Basic and diluted loss per common
  share.................................     (0.47)      (0.08)         (0.45)
        (0.11)

-------------------------
(1) In connection with Learn2's adoption of SAB No. 101 effective January 1, 2000 Learn2 began recording cooperative advertising expenses as a reduction of gross revenues. This change had no effect on previously reported results of operations in 1999. Learn2 has restated its results for the first three quarters of the year ended December 31, 2000. Revenues previously reported for the quarters ended March 31, June 30 and September 30 were $6,446, $7,084, and $7,053, respectively.

(2) In connection with Learn2's adoption of SAB No. 101, Learn2 has restated its results for 1999. Revenues previously reported for the quarter ended December 31, 1999 was $7,348.

(3) Includes a charge of approximately $17.9 million for the impairment of goodwill and other intangible assets in the fourth quarter of 2000.

     The quarterly earnings per share data above are computed independently for each of the quarters presented. As such, the sum of the quarterly per common share information may not equal the full year amounts due to rounding differences resulting from changes in the weighted-average number of common shares outstanding.

                E-STAMP MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of E-Stamp should be read in conjunction with E-Stamp's supplemental financial statements and the related notes to those financial statements included elsewhere in this joint proxy statement-prospectus. This document contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under "Risk Factor" beginning on page 17 and elsewhere in this joint proxy statement-prospectus.

OVERVIEW

     E-Stamp originally provided an Internet postage service that enabled users to purchase, download and print Internet postage directly from their personal computers without the need to maintain a persistent Internet connection. In May 2000, E-Stamp acquired two companies, Infinity Logistics Corporation and Automated Logistics Corp. These companies offered transportation management and warehouse management products and services that allowed enterprise customers to review carrier rates and shipping options, select a carrier, print shipping labels, track shipments and create shipping reports.

     During 2000, E-Stamp undertook two corporate restructurings. In July 2000, E-Stamp restructured its organization to focus on the development, marketing and sales of the transportation management products and services and reduce its emphasis on the Internet postage business. In November 2000, E-Stamp restructured its organization to phase out the Internet postage business. E-Stamp incurred charges of approximately $20.3 million related to these restructurings.

     On April 19, 2001, E-Stamp entered into a merger agreement with Learn2.com, Inc., a provider of e-learning solutions. Pursuant to the merger agreement, Learn2 will merge with E-Stamp, with E-Stamp remaining as the surviving corporation. The merger is subject to certain conditions set forth in the merger agreement, including a minimum net cash requirement, as defined in the merger agreement, at the closing date and the approval of the stockholders of E-Stamp and Learn2. E-Stamp also has discontinued its remaining transportation management business. Therefore, the financial statements and notes included herein reflect E-Stamp's businesses as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. The results of discontinued operations do not include any interest income, interest expense or allocation of corporate expenses. In the event that the merger is completed, E-Stamp intends to conduct the e-learning solutions business of Learn2.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 AND 2000

     General corporate expenses. General corporate expenses consist of general and administrative overhead expenses, including expenses associated with the general responsibilities of a public company, and exclude those costs associated with the transportation management and Internet postage businesses. These expenses include salaries and related costs for certain administrative functions, professional services, including legal and accounting services, insurance and an allocation of facilities costs. The decrease in these expenses in the three months ended March 31, 2001 compared to the three months ended March 31, 2000 is primarily due to lower amortization of deferred stock compensation, which is recorded using the graded vesting method, partially offset by higher professional services costs, including legal and accounting services.

     Interest income, net. Interest income, net, consists primarily of earnings on our cash and cash equivalents, net of interest expense. Interest income, net, was $0.5 million for the quarter ended March 31, 2001, compared to $1.4 million for the quarter ended March 31, 2000. The decrease in interest income, net, was due to decreased interest earned as a result of decreased cash balances resulting from the continued use of cash to fund operations.

     Loss from discontinued operations. For the three months ended March 31, 2001, loss from discontinued operations reflects the operating expenses related to the transportation management business net of revenues from that business of $0.3 million. For the three months ended March 31, 2000, loss from discontinued operations reflects the operating expenses related to the Internet postage business net of revenues from that business of $1.5 million. Operating expenses for the three months ended March 31, 2001 were significantly reduced from operating expenses for the three months ended March 31, 2000 primarily due to reduced headcount resulting from restructuring efforts in 2000. In addition, E-Stamp significantly reduced its advertising and promotional activities in the first quarter of 2001 compared to the first quarter of 2000. Amortization of deferred stock compensation, which is recorded using the graded vesting method, decreased by $2.2 million in the three months ended March 31, 2001 from the three months ended March 31, 2000.

     These decreases in operating expenses were partially offset by charges totaling $4.7 million related to the amortization and write off of goodwill and other intangible assets related to the transportation management solutions business. During the three months ended March 31, 2001, E-Stamp identified possible indicators of impairment of these assets and determined that these assets had a fair value of zero. In addition, E-Stamp wrote off property and equipment held for disposal as a result of reduced employee headcount totaling $1.4 million.

     E-Stamp expects that the cost of the discontinuance of its business will be less than the proceeds to be realized from the discontinuance, primarily as a result of the sale of its Internet postage intellectual property in April 2001 to Stamps.com for $7.5 million.

YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     General corporate expenses. General corporate expenses totaled $8.2 million in 2000, $9.2 million in 1999 and $1.6 million in 1998. The decrease in 2000 from 1999 was primarily due to lower salary cost as a result of lower bonuses paid and lower amortization of deferred stock compensation partially offset by higher facilities costs. The increase in 1999 from 1998 was due to higher salary levels as a result of increased staffing levels in administrative functions and higher amortization of deferred stock compensation.

     Interest income, net. Interest income, net, was $3.8 million in 2000, compared to $1.9 million in 1999 and $0.4 million in 1998. The increase in interest income, net, was due to increased interest earned as a result of higher average cash balances resulting from E-Stamp's initial public offering in October 1999 and private placements of preferred stock in August 1999 and July 1998.

     Loss from discontinued operations. For the year ended December 31, 2000, loss from discontinued operations reflects the operating expenses related to the transportation management business and the Internet postage business, net of revenues from those businesses of $5.3 million. Operating expenses in 2000 were significantly higher than operating expenses in 1999, primarily due to increased headcount related expenses, higher facilities costs and increased spending on marketing programs, advertising and promotion. In addition, loss on discontinued operations for 2000 included $20.3 million of restructuring costs resulting from the phase-out of the Internet postage business and $1.7 million of in-process research and development resulting from the acquisition of Infinity Logistics Corporation and Automated Logistics Corp.

     During 2000, E-Stamp undertook two corporate restructurings. In July 2000, E-Stamp restructured its organization to focus on the development, marketing and sales of its transportation management business and reduce E-Stamp's emphasis on its Internet postage business. In November 2000, E-Stamp restructured the organization to phase out its Internet postage business. E-Stamp incurred charges of approximately $20.3 million related to these restructurings. These charges included $2.3 million for severance payments and benefits continuation for terminated employees, $13.3 million for asset write-offs, $2.9 million for contract terminations, and $1.8 for operations shut-down costs. Asset write-offs of $13.3 million included $4.4 million of prepaid marketing costs that were being amortized over the terms of the underlying contracts that had no future economic benefit due to the phase out of the Internet postage business.

     In May 2000, E-Stamp acquired Infinity Logistics Corporation and Automated Logistics Corp. These companies provided transportation management products and services that allowed enterprise customers to review carrier rates and shipping options, select a carrier, print shipping labels, track shipments and create shipping reports. Based on an independent appraisal, approximately $1.7 million of the purchase price was allocated to in-process research and development related to Infinity Logistics Corporation products that had not yet reached technological feasibility and had no alternative future use. This amount was expensed immediately. As of the acquisition date, in-process research and development of Infinity Logistics Corporation and Automated Logistics Corp. consisted of the development of two products, e-Warehouse, which was 80 percent complete, and DigitalShipper Enterprise, which was 75 percent complete. Of the $1.7 million of in-process research and development expensed, $143,000 related to e-Warehouse and approximately $1.5 million related to DigitalShipper Enterprise.

     The e-Warehouse product was completed and introduced in July 2000 and the DigitalShipper Enterprise product was completed and introduced in late June 2000. In March 2001, E-Stamp discontinued offering the e-Warehouse product to new customers in order to further develop the operability and functionality of the product. In valuing the in-process technologies of Infinity Logistics Corporation and Automated Logistics Corp. at the acquisition date, E-Stamp used a discounted cash flow analysis based on projected net product and services revenues, cost of revenues, operating expenses and income taxes resulting from these technologies over a 4-year period. The projected financial results, which were discounted using a 25 percent rate, were based on expectations for Infinity Logistics Corporation and Automated Logistics Corp. on a stand alone basis and excluded any special synergistic benefits that E-Stamp expected to achieve after the acquisition. The revenue projections for the developed technologies, which considered the release dates of new products, assumed a gradual decline. The revenue projections for the in-process research and development were based on expected trends in technology and timing of new product introductions.

     For the years ended December 31, 1999 and 1998, loss from discontinued operations reflects the operating expenses related to the Internet postage business, net of revenues from that business of $1.3 million in 1999. The Internet postage business did not generate any revenues in 1998. Operating expenses for 1999 were significantly higher than operating expenses in 1998, due primarily to increased headcount related expenses, as well as marketing expenses incurred in the launch of the Internet postage product line. In addition, amortization of deferred compensation was $5.4 million in 1999, compared to $0.4 million in 1998.

QUARTERLY RESULTS OF OPERATIONS FOR 2000 AND 1999

     The following tables set forth E-Stamp's unaudited quarterly supplemental data for each of the eight quarters in the two-year period ended December 31, 2000.

                                                                  2000

--------------------------------------------------------------
                                                      QUARTER ENDED

------------------------------------------------   YEAR ENDED
                                     MARCH 31   JUNE 30    SEPTEMBER 30
DECEMBER 31   DECEMBER 31
                                     --------   --------   ------------
-----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE
DATA)
Loss from continuing operations....  $   (644)  $ (1,042)    $ (1,021)     $
(1,719)     $  (4,426)
Loss from discontinued
  operations.......................   (29,044)   (27,096)     (22,666)
(29,594)      (108,400)
Net loss...........................   (29,688)   (28,138)     (23,687)
(31,313)      (112,826)
Loss per share, basic and diluted:
Continuing operations..............  $  (0.02)  $  (0.03)    $  (0.03)     $
(0.05)     $   (0.12)
Discontinued operations............  $  (0.80)  $  (0.73)    $  (0.60)     $
(0.78)     $   (2.92)
Net loss...........................  $  (0.82)  $  (0.76)    $  (0.63)     $
(0.83)     $   (3.04)

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

                                                                  1999

--------------------------------------------------------------
                                                      QUARTER ENDED

------------------------------------------------   YEAR ENDED
                                     MARCH 31   JUNE 30    SEPTEMBER 30
DECEMBER 31   DECEMBER 31
                                     --------   --------   ------------
-----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE
DATA)
Loss from continuing operations....  $   (898)  $ (1,786)    $ (2,988)     $
(1,594)     $ (7,266)
Loss from discontinued
  operations.......................    (3,613)    (6,070)     (12,231)
(26,230)      (48,144)
Net loss...........................    (4,511)    (7,856)     (15,219)
(27,824)      (55,410)
Accretion on redeemable convertible
  preferred stock..................      (440)      (736)        (723)
(187)       (2,086)
Net loss attributable to common
  stockholders.....................    (4,951)    (8,592)     (15,942)
(28,011)      (57,496)
Loss per share, basic and diluted:
Continuing operations..............  $  (0.06)  $  (0.14)    $  (0.23)     $
(0.05)     $  (0.42)
Discontinued operations............  $  (0.26)  $  (0.47)    $  (0.94)     $
(0.90)     $  (2.78)
Net loss attributable to common
  stockholders.....................  $  (0.35)  $  (0.66)    $  (1.22)     $
(0.96)     $  (3.32)

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, E-Stamp has financed its operations primarily through private and public sales of equity securities. E-Stamp has received net proceeds of approximately $73.9 million in private placements of its equity securities and net proceeds of $125.4 million from the initial public offering of its common stock. As of March 31, 2001, E-Stamp had cash and cash equivalents totaling $15.1 million and restricted cash of $3.8 million.

     Net cash used in operating activities and discontinued operations totaled $10.0 million for the three months ended March 31, 2001 and $22.7 million for the three months ended March 31, 2000. Net cash used in operating activities and discontinued operations totaled $74.2 million, $48.8 million and $9.6 million for the years ended December 31, 2000, 1999 and 1998. Cash used in operating activities and discontinued operations for each period resulted primarily from net operating losses in those periods partially offset by non-cash charges.

     Net cash used in investing activities totaled $0.1 million for the three months ended March 31, 2001 and $4.6 million for the three months ended March 31, 2000. Net cash used in investing activities totaled $19.9 million, $2.8 million and $0.3 million for the years ended December 31, 2000, 1999 and 1998. Cash used in investing activities for each period resulted primarily from the acquisition of capital assets, primarily computer and office equipment. In the year ended December 31, 2000, E-Stamp also used $3.0 million of cash for the acquisition of Infinity Logistics Corporation and Automated Logistics Corp. and $3.8 million for a certificate of deposit, which is included in restricted cash, to secure payment of advertising costs with a vendor.

     Net cash used in financing activities was zero for the three months ended March 31, 2001 and $94,000 for the three months ended March 31, 2000. Net cash provided by financing activities totaled $0.6 million, $160.0 million and $16.0 million for the years ended December 31, 2000, 1999 and 1998. Cash provided by financing activities for 2000 resulted primarily from issuance of common stock and collections on notes receivable from stockholders. Cash provided by financing activities in 1999 resulted primarily from issuance of common stock in our initial public offering and issuance of redeemable convertible preferred stock. Cash provided by financing activities in 1998 resulted primarily from the issuance of redeemable preferred stock.

     Aggregate noncancelable commitments under facilities operating leases total $23.8 million, which run through April 2007. In addition, aggregate noncancelable online advertising commitments for Internet postage products related to an agreement with eBay, Inc. were approximately $2.5 million as of December 31, 2000 and have been accrued and included in restructuring charges for the fiscal year ending December 31, 2000. E-Stamp has an outstanding certificate of deposit of $3.8 million securing its payment

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

obligations to eBay, Inc. E-Stamp also has outstanding $5.0 million in letters of credit related to these commitments.

     E-Stamp expects to make cash payments in 2001 totaling $5.9 million related to its corporate restructurings.

     In April 2001, E-Stamp sold all of its patents and patent applications and certain trademarks and domain names related to its Internet postage business to Stamps.com, Inc. for cash proceeds of $7.5 million. E-Stamp will record a gain of approximately $7.5 million related to this transaction in the three months ending June 30, 2001.

     The accompanying financial statements have been prepared assuming that E-Stamp will continue as a going concern. E-Stamp has incurred significant net losses and negative cash flows from operations since our inception. At March 31, 2001, E-Stamp had an accumulated deficit of $202.5 million. There can be no assurance that E-Stamp will be able to close the merger. The announcement that E-Stamp will cease its remaining operations raises substantial doubt about its ability to continue as a going concern if it is unable to complete our merger with Learn2.


     In June 2001, E-Stamp sold its DigitalShipper and e-Receive products, maintenance and support contracts and trademarks related to these products to Date Track Technologies of California, Inc. for cash proceeds of $55,000 and a promissory note of $110,000. E-Stamp will record a gain of approximately $165,000 related to this transaction in the three months ended June 30, 2001.



     In June 2001, E-Stamp entered into an agreement with Pitney Bowes, Inc. to settle all litigation between the companies. In connection with the settlement, E-Stamp paid $2 million to Pitney Bowes, and recovered insurance proceeds of approximately $1.79 million. As a result, E-Stamp's cash was reduced by a net amount of approximately $210,000.


RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. E-Stamp adopted SAB 101 during the fourth quarter of 2000 and the adoption had no impact on E-Stamp's financial condition or results of operations.


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Learn2 is required to adopt FAS 133 for the quarter ending March 31, 2001. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because E-Stamp currently holds no derivative financial instruments and does not currently engage in hedging activities, the adoption of FAS 133 will not have a material impact on E-Stamp's financial condition or results of operations.


     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB No. 25" ("FIN 44"). FIN 44 clarifies the application of APB 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 has not had a material impact on E-Stamp's financial position or results of operations.

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

                                LEARN2 BUSINESS

OVERVIEW

     Learn2's offerings include engaging online and physical learning and training products and complementary services, commonly referred to as e-learning services. Learn2 markets these services to corporate, government and individual clients and customers. Learn2 believes its mix of products and services provides Learn2 with a competitive advantage toward becoming the e-learning service provider of choice to Learn2's customers.

     Learn2's products provide an engaging learning experience to corporate and individual customers through interactive multimedia and animated tutorials and courseware. Learn2's corporate and government customers have access to these high quality tutorials and additional features such as reporting and administration through www.Learn2University.com. Additionally, through www.Learn2.com, visitors can access Learn2's content that includes tips and step-by-step instructions on a broad spectrum of skills, activities and tasks, as well as Learn2's multimedia tutorials. Learn2's e-learning products are also available on CD-ROM and video and can be purchased from its Website and major retailers nationwide.

     Through Learn2's subsidiary, eTracks.com, Inc., Learn2 provides permission e-mail marketing and tracking services to customers that have "opt-in" e-mail customer lists. eTracks' services include e-mail creation, delivery, tracking and response analysis for a high volume of client e-mail accounts in a short period of time. eTracks has also have developed a proprietary member database of over approximately 500,000 Internet users who have "opted-in" to receive promotional e-mails. eTracks' clients can supplement their internally developed customer lists with its member database. In addition, during 2000 and prior, through periodic e-mails eTracks marketed various electronics and other products to eTracks' members. The demand for permission e-mail marketing and tracking services has increased over the past few years and eTracks expects that the demand will continue to grow for the foreseeable future. eTracks believes that its technology enables more robust and useful tracking capabilities than its competitors'.

     Learn2's goal is to become the world's leading provider of engaging e-learning products and services. To achieve this goal, Learn2 expects to focus on Learn2's four primary objectives: creating a trusted brand, developing and owning creative and engaging content, leveraging our patented state-of-the-art technologies and offering services to meet the needs of its clients. In 1999, Learn2 changed its company's name from 7th Level, Inc. to Learn2.com, Inc. Learn2 made the change to create a single recognized brand that more closely aligned its corporate identity with its product and service offerings.

HISTORY

     Learn2 was founded in 1993 with the goal of becoming a leading developer and publisher of interactive entertainment and educational content as well as a creator of state-of-the-art tools and technologies. In 1998, Learn2's research and development activities were focused primarily on developing and enhancing its agent technology. In early 1999, Learn2 recognized that appropriate applications of this technology were in the delivery of training and learning and therefore Learn2 abandoned its interactive entertainment business and focused Learn2's efforts on e-learning.

     In 1999, to strengthen Learn2's position in the e-learning marketplace, Learn2 acquired three companies that enhanced its brand, content, technologies and services capabilities: Street Technologies, Inc., a privately held company that developed and marketed technology-based training products and services delivered over intranets and the Internet utilizing a patented streaming technology and provided custom service capabilities; Panmedia Corporation, a privately held company that produced www.Learn2.com, a popular Website that offered step-by-step instructions on skills, activities and tasks; and ViaGrafix Corporation, a publicly traded company which developed, produced and marketed technology-based training tutorials delivered on CD-ROMs and video tapes as well as computer aided design or CAD software. The CAD product line was sold in March 2000. Through eTracks, ViaGrafix also provided permission e-mail broadcast services and conducted e-commerce. These acquisitions provided Learn2 with the Learn2.com brand, and a stronger mix of content, technologies and service offerings.
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

MARKETPLACE

     Learn2 markets e-learning products and services to corporate, government and non-profit markets as well as individuals. According to W.R. Hambrecht & Co., corporate e-learning is one of the fastest growing and most promising markets in the education industry. They expect the online training market to nearly double in size annually through 2003, to approximately $11.5 billion. International Data Corporation projects similar growth rates for the market. Training Magazine estimated that domestic corporations with over 100 employees budgeted approximately $62.5 billion on training, of which approximately 24% was outsourced. Additionally, Training Magazine estimates that classroom, instructor-led training represented 73% of the total training delivery market, whereas Web-based training represented 14% of the market. The remaining 13% was composed primarily of self-study programs that use books, manuals, videotapes, or audiocassettes. W.R. Hambrecht & Co. estimates that the continuing education market in 1999 was $12 billion and the existing education and training marketplace, including K-12, higher education and corporate training, in the U.S. alone, is a $722 billion-a-year industry.

     The permission e-mail marketing and tracking industry is in its early stages of development. Learn2 believes that the industry will evolve over the next few years as e-mail marketing becomes even more widely used and e-mail marketers and Web advertisers require more information about the behavior of their permission e-mail recipients and Website visitors. The permission e-mail market is becoming increasingly competitive. Participants compete primarily in the following areas: reporting and tracking capabilities, customer service, brand recognition, ease of implementation, time-to-market of a campaign and price.

COMPETITIVE STRENGTHS

     Our competitive strengths can be categorized as follows:

     - Having a trusted brand.

     - Owning and creating engaging content.

     - Owning proprietary and patented technologies.

     - Offering comprehensive services.

     - Expanding and maintaining Learn2's broad distribution network.

The Learn2 Brand

     More than 4.0 million users visited www.Learn2.com in the fourth quarter of 2000. The site has been named "#1 Most Incredibly Useful Site" by Yahoo Internet Life, the "#1 Distance Learning Site" by Lycos and a "Yahoo! Pick of the Ages." The Learn2 logo is distributed through our advertising and is prominently displayed on our physical product offerings on shelves in major national and regional retail outlets.

Learn2 Content

     Learn2 owns over 80% of the training and learning content which it markets. Learn2's library of courses and tutorials covers a wide range of topics in an engaging and interactive manner. Developing and owning content provides Learn2 with a strategic advantage by:

     - Allowing for increased gross profit.

     - Providing consistent appearance and quality.

     - Limiting reliance on third-party content providers.

     - Allowing Learn2 to market products for resale under its brand.

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

     Learn2 currently markets hundreds of titles in five broad categories: personal computer applications, information technology certification preparation, computer programming, "soft skills," and safety. In addition Learn2 provides instruction in thousands of "life skills" topics for Learn2's Website visitors.

     - Personal Computer Applications -- Learn2 sells courses that enable people to learn to use software applications such as Microsoft Excel, Microsoft Word, Microsoft Windows, Linux, Lotus 123, Corel WordPerfect, Netscape Navigator, Intuit Quicken, Interact Commerce Corporation Act! and other popular titles.

     - Information Technology Certification Preparation -- Learn2 sells courses to help people prepare to become certified as Microsoft Certified Solutions Engineers (MCSE), Microsoft Office Users Specialists (MOUS), Sun Java Programmers and to take the A+ Technician Examination.

     - Computer Programming -- Learn2 sells courses that enable people to learn to program using, Microsoft Visual C++, Microsoft Visual Basic, HTML, Java and other programming languages.

     - Soft Skills -- Learn2 sells courses that enable people to learn about workplace-related topics such as Time Management, Sexual Harassment in the Workplace, Interviewing Techniques and others.

     - Safety -- Learn2 sells an online version of the National Safety Council's Defensive Driving Course. Graduates of the course receive a certificate that can, in certain instances, be used to reduce auto insurance rates.

     - Life Skills -- Learn2 offers instruction on topics in the following channels: arts and crafts, automotive, business and money, family and pets, food and drink, health and fitness, home and garden, recreation, style and grace, technology, travel and writing and speech. Examples include: Learn2 Tie a Necktie, Learn2 Write a Business Plan, Learn2 Perform the Heimlich Maneuver, Learn2 Childproof your home as well as thousands of others.

     Learn2 develops its content to be engaging and interactive. Learn2 uses well-researched facts, conversational narrative and multimedia to create a learning environment that keeps the attention of its users resulting in improved comprehension and retention.

Learn2 Technologies

     Learn2 owns unique, patented, proprietary technologies that allow it to develop engaging, multimedia, technology-based tutorials and courses. Learn2's content is deliverable over any network, including the Internet; at modem connections as slow as 28.8.

     Learn2 develops and use the following technologies to create integrated e-learning products for Learn2's customers:

     - StreamMaker(TM)

     - LearningAgent(TM)

     StreamMaker -- Learn2's rapid development authoring tool utilizes patented technologies to produce fully synchronized, interactive, CD-ROM quality multimedia streams that can be delivered through computer network connections, including 28.8 modem connections, without download delays or network congestion. StreamMaker produces multimedia streams that can be viewed using both Microsoft Windows and Macintosh operating systems. The following benefits of StreamMaker provide Learn2 with a competitive strategic advantage:

     - A proprietary method for graphics compression, enabling Learn2's screen captures to appear clearly and realistically.

     - A patented technology that ensures that the elements of a multimedia production including audio, graphics, animation, video and text are synchronized.

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

     - The ability to develop interactive streams, which allow users to assess their understanding of a concept during the learning experience.

     - A design that facilitates integration with other technologies.

     - A platform that enables multiple users to collaborate on the same project simultaneously.

     LearningAgents -- Learn2's customizable, animated LearningAgents use a patented technology that allows users to create quickly, personalized animated messages to communicate a "call to action" in e-learning and other environments. The quality and impact of the experience exceeds that which would be experienced using other technologies. No special programming skills are necessary. Users can program interactivity to link the characters to Web pages and applications. Using LearningAgents, Learn2 creates for its customers an engaging e-learning environment that results in increased comprehension and retention.

Learn2 Services

     Learn2 leverages its technologies and resources to provide Learn2's customers with engaging, multimedia e-learning products. Learn2 works with them to customize products and services based upon their specific needs and corporate objectives. The result is Web-enabled, multimedia content that is hosted on Learn2's servers and delivered and tracked through the Learn2University learning management system or LMS. Learn2's customers, by outsourcing a portion or all of their training and learning requirements to Learn2, benefit from a custom approach to their e-learning needs, without having to develop and support human and technology resources for that purpose.

Learn2 Distribution Network

     Learn2's products are available from retailers, catalogs, on the Internet, through its direct sales force and through resellers and distributors. This multi-channel approach to product distribution creates a broad market for Learn2's products, giving Learn2 a competitive advantage.

     - Retailers -- Our CD-ROM and videotape tutorials are available from Staples, CompUSA, Office Max, Best Buy, Frys and other major merchants.

     - Catalogs -- Learn2's CD-ROM and videotape tutorials are available in major catalogs such as the Radio Shack and Tiger Direct catalogs and through Learn2's own catalog.

     - Internet -- Learn2 markets its CD-ROM, videotape and online tutorials at www.Learn2.com, America Online and other Websites.

     - Direct Sales Force -- Learn2's direct sales force, located strategically throughout the United States, is focused on sales to Fortune 1000 companies and government agencies.

     - Resellers and Distributors -- Learn2's resellers, including Compaq, IBM, and Riverside Publishing market Learn2's branded tutorials individually or as value-added components of their products and services. Learn2's distributors, including Navarre and Ingram, sell Learn2's products to major retailers and other resellers.

     As one of the first permission e-mail marketing and tracking companies, eTracks has managed hundreds of permission e-mail campaigns. eTracks is able to send over five million unique e-mail messages per day and expect to more than double capacity this year. eTracks proprietary mail transfer agent technology allows for extensive data mining, broadcasting and tracking, and real-time reporting. eTracks owns substantially all of its mail transfer agent and Adaptive Proxy, or AP tracking(TM) technologies. AP tracking utilizes noninvasive technology, provides tracking and logging information and analysis that can cross application and server boundaries without requiring eTracks' clients to modify their HTML code or place cookies on a user's hard drive, which is something that other technologies cannot do efficiently.

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PRODUCTS AND SERVICES

Products and Services for Corporations and Government Agencies

     Learn2University(TM) -- Learn2University is an interactive, asynchronous LMS that Learn2 maintains for its customers. It includes tutorials, administration, reporting capabilities and e-commerce capabilities. We believe that by combining these capabilities, and hosting the software and content on our servers, is a more cost effective, and easier to implement than that which an organization can deliver using its internal resources. Learn2University allows for corporate and government customers and their employees to tailor to their individual needs. Learn2's customers pay Learn2 based on the specific tutorials, number of tutorials and number of users they choose. Learn2University enables users to practice and test skills as they learn, utilizing simulation technologies that allow them to practice many of the concepts introduced. Upon completion of each tutorial, users can print a completion certificate indicating that they have successfully met all the requirements of the tutorial. Learn2University features interactive, self-paced tutorials for Microsoft Windows, Microsoft Office, Java and hundreds other titles. Learn2 has licensed Learn2University to companies and organizations including U.S. Department of Labor, U.S. Department of Veterans Affairs, Microsoft -- Great Plains, Honeywell and Anheuser-Busch.

     Learn2 LearningAgents(TM) -- Learn2 licenses LearningAgent software to customers meeting its profile criteria who wish to create personalized animated messages to communicate a "call to action" in e-learning and other environments quickly and easily. Learn2's customers have the option of contracting for maintenance plans, which entitle them to product support and updates. Learn2 has licensed LearningAgents to companies including Canon, Compaq and Accel Healthcare.

     StreamMaker -- StreamMaker is a rapid-development authoring tool that allows for the creation of streamed e-learning content. StreamMaker utilizes patented technology to produce fully synchronized, interactive, CD-ROM-quality multimedia streams that can be delivered through the Internet and intranets.

     Learn2 SmartCard(TM) -- The Learn2 SmartCard provides a physical link to e-learning. The card, which is sized to fit in a standard wallet, provides users with the information they need to access Learn2's courseware. Each SmartCard includes an encoded serial number and unique URL, which represents a specific Learn2 online courseware library and enables access to the courseware at the office, at home, or on the road. Compaq has deployed the SmartCard in its Presario line of computers sold to Radio Shack.

     Custom Courseware -- Learn2 incorporates StreamMaker and LearningAgent technologies into custom courseware. Learn2 uses StreamMaker to produce fully synchronized, interactive, CD-ROM-quality multimedia streams that can be delivered through the Internet and intranets. Learn2's embedded LearningAgent provides an interactive, audio-visual dialog with users, by guiding them through key concepts and facilitating learning through interaction. It is designed to emulate an instructor, by giving personalized help.

Products and Services for Individuals

     Tutorials -- Through the Learn2.com Website, retailers and catalogs, Learn2 markets interactive multimedia tutorials, including desktop application software, computer programming, life skills, and language courses to consumers, students, and work-at-home professionals. Learn2's tutorials are packaged for individuals as single titles and in suites or libraries of related content. Learn2's individual customers can purchase these tutorials on physical digital media (CD-ROMs or videotapes); or they can access the tutorials from Learn2's Website for a specified period time.

Products and Services Related to Permission e-Mail

     Permission e-mail services -- eTracks offers list development and refinement, e-mail creation, broadcasting, tracking and reporting. We charge for this service on a cost per thousand, or CPM, basis.

     List rental -- eTracks e-mail addresses, which we have collected with the permission of address holders to our partners. eTracks charges for this service on a CPM basis.

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     Tracking services -- eTracks offers its AP tracking service to customers who do not use its broadcast e-mail services.

BUSINESS STRATEGY AND STRATEGIC DIRECTION

     Learn2's goal is to become the world's leading provider of e-learning products and services. Learn2's mission is to provide its customers, including corporations, government agencies, educational organizations and individuals with engaging e-learning products. To achieve this goal, Learn2 expects to promote Learn2's brand, expand Learn2's content offerings, improve Learn2's technologies, improve and expand Learn2's service offerings and expand Learn2's distribution.

Increase Brand Awareness In Learn2's Target Markets

     Learn2 intends to solidify Learn2's position as a provider of e-learning products and services by increasing Learn2's brand name recognition in Learn2's target markets. Learn2 intends to use advertising, public relations and marketing programs to promote its brand and build loyalty among businesses, government agencies and individual customers.

Expand Learn2's Content Offerings

     Learn2 intends to introduce new tutorials and expand its product offerings into new markets. Learn2 will modify content developed for existing customers in order to provide similar tutorials to customers in different industries. This approach allows Learn2 to generate additional revenue opportunities while leveraging previous tutorial development efforts.

     Learn2 is pursuing relationships with specialized publishers and content providers to develop tutorials directed toward new markets. For example, Learn2 plans to develop certification, licensing and continuing education tutorials for professionals in areas such as finance, law and accounting.

Enhance Learn2's Technologies

     Learn2 will continue to invest in its technologies in order to remain on the cutting edge of multimedia, engaging e-learning products and permission e-mail services.

Develop Long-Term Strategic Relationships With Learn2's Customers

     Learn2 plans to extend its presence within its customers' enterprises by helping them to understand the value and applicability of its products and services to a broad range of operational initiatives. In addition, Learn2 will continue to develop new e-learning products and services that are aligned with its customers' evolving business objectives.

Leverage Development Alliances And Reseller Relationships

     Learn2 plans to grow both its direct and indirect sales channels to expand within its existing markets and penetrate new ones.

Expand Learn2's International Presence

     As the rate of Internet adoption accelerates abroad, Learn2 believes that significant international market demand will exist for e-learning products and services. Learn2 currently has distributors or resellers in Africa, Brazil, Ireland, South Korea, New Zealand and the United Kingdom.

SUPPLIERS

     Learn2 currently has relationships with several content providers. However, as an owner of over 90% of our content, Learn2 is not reliant upon any outside content providers. Learn2 may increase the number of content providers in the future to broaden the scope of Learn2's subject matter.

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

CUSTOMERS

     None of Learn2's customers individually accounted for more than 10% of Learn2's net revenues in 2000. The following is a list of certain Learn2 customers and a brief description of the products and services that Learn2 provides to that customer:

     America Online -- Learn2 sells CD-ROM tutorials to AOL that it resells to its members. In addition Learn2 provides a customized version of its Learn2 Store to AOL's members accessible only from the AOL Computing Channel. Also, AOL has purchased online tutorials for use by certain employees.

     Canon -- Learn2 uses StreamMaker authoring tool to create streams of Canon's proprietary tutorials, it uses to train its employees. Learn2 hosts the streams in the Learn2University infrastructure.

     Compaq -- Learn2 sells online tutorials to Compaq, which resells these to its customers, including Radio Shack.

     Honeywell -- Learn2 uses StreamMaker authoring tool to create streams of Honeywell's proprietary tutorials, it uses to train its employees. Learn2 hosts the streams in the Learn2University infrastructure. Also, Honeywell has purchased online tutorials for use by certain employees.

     Interact Commerce Corporation -- Learn2 uses StreamMaker authoring tool to create streams of Interact's proprietary tutorials, it sells to its customers. Learn2 hosts the streams in the Learn2University infrastructure.

     Microsoft -- Great Plains -- Learn2 licensed SteamMaker to
Microsoft -- Great Plains to enable it to produce its own tutorials relating to the use of its accounting software, which it sells to its customers. Learn2 hosts the streams in the Learn2University infrastructure. Also, Microsoft -- Great Plains has purchased online tutorials for use by certain employees.

     Staples -- Learn2 sells CD-ROM tutorials to Staples that it resells to its customers.

     U.S. Department of Labor -- Through one of its resellers, the U.S. Department of Labor has purchased online tutorials for use by certain employees.

COMPETITION

E-Learning and Training

     Learn2 provides e-learning products and services to corporate, government and non-profit markets as well as to individuals. The e-learning market is evolving. The market is fragmented and competitive, with no dominant players. Learn2's competitors vary in size and in the scope and breadth of the products and services they offer. Some of Learn2's competitors have greater financial resources than Learn2's has. Learn2 anticipates that new competitors will enter the market, increasing the level of competition. Learn2 believes that the principal competitive factors in Learn2's market include:

     - Reputation and brand recognition

     - Breadth, depth and quality of content.

     - Technology

     - Services

     - Distribution

     Learn2's competition from a variety of sources, including:

     - "Instructor-led" training companies including IBM, New Horizons and Productivity Point International.

     - Corporate training departments.

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

     - Other e-learning companies including Click2Learn.com, Digital Think, Element K, SmartForce, and SkillSoft.

     - Vendors offering computer-based and videotape tutorials including NETg, Microsoft Press, Keystone and Video Professor.

     - Book publishers including Hungry Minds, McGraw Hill and Pearson.

Multimedia Streaming and Agent Technologies

     The three most prominent providers of multimedia streaming technologies are Macromedia, Microsoft Corporation and RealNetworks Inc. StreamMaker is different than other multimedia streaming technologies because Learn2 engineered it specifically for use in training and e-learning applications. However, these other companies have substantial resources.

Permission E-mail Marketing Services

     eTracks' competitors in the permission e-mail marketing and tracking arena include providers of e-mail based services such as: Double Click, MessageMedia, Exactis, Responsys.com, Digital Impact, and DeliverE. The majority of these companies operate with greater financial resources than eTracks does.

INTELLECTUAL PROPERTY AND LICENSES

     Learn2's success and ability to compete effectively will depend, in part, on its ability to protect Learn2's intellectual property. Learn2 relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect Learn2's proprietary rights. Learn2 has received patents that are important in the operation of our business. These patents may not be broad enough to protect Learn2's rights.

     Learn2 generally requires the execution of a license agreement that restricts copying and use of Learn2's products. In addition, Learn2 has agreements with resellers and customers that require the other party to pay Learn2 royalties based on sales or use of Learn2's products. Learn2 may not be compensated properly if those sales or uses are not reported to Learn2. If unauthorized copying or misuse of Learn2's products were to occur to any substantial degree, then Learn2's business could be affected materially and adversely. It may be possible for a third-party to copy or otherwise obtain and use Learn2's tutorials or technologies without authorization, or to develop similar tutorials or technologies independently.

     Learn2 uses employee and third-party confidentiality and non-disclosure agreements to protect Learn2's trade secrets and unpatented know-how. Learn2 requires its employees to assign to Learn2 all rights in any proprietary information or technology made or contributed by the employee during his or her employment with Learn2. In addition, Learn2 regularly enter into non-disclosure agreements with third parties including consultants, potential strategic partners and customers. Unfortunately, these agreements cannot guarantee the confidentiality of Learn2's trade secrets or unpatented know-how, nor can they prevent third parties from independently developing substantially equivalent proprietary information or copying, developing, or otherwise obtaining and using Learn2's proprietary information without authorization.

     Learn2 may resort to litigation to enforce its intellectual property rights, determine the validity and scope of the proprietary rights of others, or defend itself against claims of infringement or invalidity by others. While Learn2 is not currently engaged in any intellectual property litigation or proceedings, Learn2 may be in the future. An adverse outcome in a litigation or similar proceeding could subject Learn2 to significant liabilities to third parties, require disputed rights to be licensed from others, or require Learn2 to cease marketing or using certain products or services. The cost of addressing any intellectual property litigation, both in legal fees and the diversion of management resources, regardless of whether the claim is valid, could be significant.

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

     Third parties may claim that Learn2's current or future products infringe on their proprietary rights. Learn2 may be subject to these claims as the number of products and competitors in the education and training industry grows and the functionality of products in the marketplace overlap. Any of these claims, with or without merit, could result in costly litigation or might require Learn2 to enter into royalty or licensing agreements. These royalty or license agreements, if required, may not be available on terms acceptable to Learn2, if at all.

EMPLOYEES

     As of June 30, 2001, Learn2 had a total of 138 full-time employees, of whom 64 were engaged in research and product development, 54 in sales and marketing and 20 in general and administrative functions. Substantially all of the employees work in Learn2's offices in Pryor, Oklahoma, Belmont, California, Golden, Colorado or White Plains, New York. None of Learn2's employees are subject to a collective bargaining agreement and Learn2 has not experienced any work stoppages. Learn2 believes that its relationship with its employees is good.

PROPERTIES

     Learn2 maintains facilities and offices at the following locations:

                                                                   LEASE
                                                       SQUARE    EXPIRATION
LEASE RENEWAL
        LOCATION                   PURPOSE              FEET        DATE
   OPTION
        --------          -------------------------    ------    ----------
----------------
White Plains, New         Headquarters Office          12,000    12/31/04
One 5 year-term
  York..................
Pryor, Oklahoma.........  Marketing, Production and    89,000       N/A
    N/A
                          Product Development
Golden, Colorado........  Research and Development      8,521    04/06/03
    N/A
                          and Production
Belmont, California.....  Office                        7,788    04/30/04
Two 5 year-terms

LEGAL PROCEEDINGS

     Learn2 is involved in certain legal proceedings and claims in the ordinary course of its business. Learn2 is contesting vigorously all such matters and believe that their ultimate resolution will not have a materially adverse effect on Learn2's financial position, results of operations or cash flows.

                                E-STAMP BUSINESS

     On April 19, 2001, E-Stamp agreed to acquire Learn2 by way of merger pursuant to an agreement and plan of merger dated as of April 19, 2001. In connection with the proposed merger, E-Stamp has discontinued its transportation management business. Following the completion of the merger, E-Stamp intends to conduct the business of Learn2, which is described above under the heading "Learn2 Business."

     Prior to E-Stamp's decision to discontinue its transportation management business, E-Stamp provided transportation management products and services to a wide range of customers, including retailers, manufacturers and distributors. E-Stamp's products and services automated the operation of shipping and distribution centers by allowing customers to compare multiple shipping carrier rates, print shipping manifests and shipping carrier labels, and track shipment status. E-Stamp sold its products primarily through a direct sales force. E-Stamp also offered client evaluation, software products and professional consulting services. As indicated above, E-Stamp has discontinued its transportation management business. In connection with the discontinuance of E-Stamp's transportation management business, E-Stamp determined that certain of its long-lived assets, including property and equipment, goodwill and other intangible assets, were impaired. E-Stamp incurred a charge of $5.7 million for impairment of long-lived assets in the quarter ended March 31, 2001.

     During 2000, E-Stamp provided an Internet postage service that enabled users to purchase, download and print Internet postage directly from their personal computers without the need to maintain a persistent Internet connection. During 2000, E-Stamp undertook two corporate restructurings. In July 2000, E-Stamp restructured its organization to focus on the development, marketing and sales of its transportation management products and services and reduce its emphasis on its Internet postage business. In November 2000, E-Stamp restructured the organization to phase out its Internet postage business. E-Stamp incurred charges of approximately $20.3 million related to these restructurings.

HISTORY

     Prior to September 1996, E-Stamp conducted operations as Post N Mail, L.L.C., a Texas limited liability company formed in April 1994. From April 1994 until the September 1996 merger with E-Stamp, Post N Mail engaged in discussions with the U.S. Postal Service regarding non-traditional postal services and, as use of the Internet became more prevalent, focused on the development of its Internet postage service. In September 1996, Post N Mail was merged into E-Stamp Corporation, a Delaware corporation. Following the merger, E-Stamp continued to develop its Internet postage service. E-Stamp entered the U.S. Postal Service's three-phase beta test certification process in March 1998 and received final U.S. Postal Service approval for E-Stamp's Internet postage service on August 9, 1999.

     In May 2000, E-Stamp acquired Infinity Logistics Corporation, a provider of a Web-enabled warehouse management products and services and Automated Logistics Corp., a provider of transportation management products and services. The total purchase price was $9.0 million and consisted of a combination of cash, stock and assumed liabilities. The transaction was accounted for as a purchase and, accordingly, Infinity Logistics Corporation and Automated Logistics Corp.'s results of operations have been included in E-Stamp's results of operations from May 23, 2000, which was the date of acquisition.

     In November 2000, E-Stamp announced the phase-out of its Internet postage product line to enable it to focus on transportation management products and services. As part of the transition, E-Stamp reduced its workforce by approximately 30%, deploying the remaining organization and resources toward the development, marketing and sale of its transportation management products and services. E-Stamp discontinued its Internet postage service on December 31, 2000, and accepted eligible product returns and requests for postage refunds that were postmarked by February 28, 2001.

     On April 19, 2001, E-Stamp agreed to acquire Learn2 pursuant to an agreement and plan of merger dated as of April 19, 2001. E-Stamp is in the process of discontinuing its existing transportation management business. Following the completion of the merger, E-Stamp intends to conduct the business of Learn2, which is described above under the heading "Learn2 Business."

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

PRODUCTS AND SERVICES

     Prior to E-Stamp's decision to discontinue its transportation management business, E-Stamp's products included DigitalShipper Enterprise, a transportation management product, and e-Receive, a receiving product, which were based on software licensed from Kewill Electronic Commerce and its proprietary user interface software. DigitalShipper Enterprise was a multi-carrier, integrated transportation management solution, targeted at large- and medium-sized companies. It allowed a customer to compare rates and services for all of the major small package and freight carriers, review carrier rates and shipping options, select a carrier, print shipping labels, track shipments and create shipping reports from one system. e-Receive was an internal receiving and delivery system for enterprises that use a portable data collection device to track incoming packages and documents.

PROFESSIONAL SERVICES

     Prior to E-Stamp's decision to discontinue its transportation management business, E-Stamp's professional services group provided its customers with expertise and assistance in planning and implementing E-Stamp's products. E-Stamp also provided system upgrades to those customers who purchased E-Stamp's maintenance and support services. In connection with the discontinuance of E-Stamp's transportation management business, E-Stamp intends to transfer its maintenance and support contracts to a third party provider.

SUPPORT AND SOFTWARE UPGRADES

     Prior to E-Stamp's decision to discontinue its transportation management business, E-Stamp offered its customers software upgrades providing increased functionality and technological advances incorporating emerging supply chain execution, transportation management and other industry initiatives. As of December 31, 2000, a majority of E-Stamp's customers were participating in its support and upgrade program. In connection with the discontinuance of its transportation management business, E-Stamp intends to transfer its maintenance and support contracts to a third party provider.

PRODUCT DEVELOPMENT

     Prior to E-Stamp's decision to discontinue its transportation management business, E-Stamp's development efforts were focused on improving the functionality, performance and quality of its existing products. E-Stamp's research and development expenses for the years ended December 31, 1998, 1999 and 2000 were $5.6 million, $14.0 million and $18.2 million, respectively. In connection with the discontinuance of E-Stamp's transportation management solutions business, E-Stamp has ceased further product development efforts.

COMPETITION

     The supply chain execution market, which includes transportation management systems, is highly competitive and characterized by rapid technological change. The principal competitive factors in the supply chain software markets are product features, functionality, architecture and quality, product suite integration, ease and speed of implementation, customer service and satisfaction, vendor and production reputation, product price and support, product related services, and compliance with industry standards and requirements. E-Stamp's competitors included iShip, Tan Data, Kewill, Federal Express, UPS, Neopost, Manhattan Associates, Inc., Manugistics Group, Inc., EXE Technologies, Inc., Optum Inc. and McHugh Software International, Inc., as well as smaller independent companies that offer software that competes with E-Stamp's software.

SALES AND MARKETING

     Prior to E-Stamp's decision to discontinue its transportation management business, E-Stamp generated substantially all of its transportation management and warehouse management product revenues through our direct sales force. E-Stamp's marketing programs included advertising, public relations, trade
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

shows, joint programs with vendors and customer communication programs. In connection with the discontinuance of its transportation management business, E-Stamp is no longer pursuing new customers.

CUSTOMERS

     Prior to E-Stamp's decision to discontinue its transportation management business, E-Stamps provided transportation management and warehouse management systems to small and medium-sized companies, as well as retailers, manufacturers, warehouses and distribution centers. Some of its customers included SanDisk Corporation, iPrint and the California Department of Forestry, as well as divisions of larger companies, such as Oracle and Sony Music. In connection with the discontinuance of its transportation management business, E-Stamp is no longer pursuing new customers.

INTELLECTUAL PROPERTY

     In April 2001, E-Stamp sold all of its patents, and all trademarks and domain names related to its Internet postage business, to Stamps.com for $7.5 million.

EMPLOYEES

     As of June 30, 2001, E-Stamp employed 6 full-time employees. From time to time, E-Stamp employed independent contractors to support its research and development, marketing, sales and support and administrative organizations. None of its employees are represented by a collective bargaining agreement, and E-Stamp has never experienced a work stoppage. E-Stamp believes its relations with its employees are good.

PROPERTIES

     E-Stamp's headquarters are currently located in a leased facility in Mountain View, California, consisting of approximately 92,300 square feet. The lease expires in April 2007. E-Stamp currently utilizes less than one-half of the leased facility. In connection with E-Stamp's decision to discontinue its transportation management solutions business, E-Stamp intends to either terminate all or a portion of its lease or assign all or a portion of its lease to a third party.

LEGAL PROCEEDINGS

     On June 18, 2001, E-Stamp entered into an agreement with Pitney Bowes, Inc. to settle all litigation between the companies. The litigation, which included patent infringement claims by Pitney Bowes and antitrust counterclaims by E-Stamp, was resolved without admission of liability. Under the settlement agreement, each party released and covenanted not to sue the other in connection with past activities, E-Stamp agreed to an injunction against the infringement of any patents asserted by Pitney Bowes in the litigation, and E-Stamp paid $2 million to Pitney Bowes. In connection with the settlement, E-Stamp entered into an agreement with its insurance company pursuant to which the insurance company paid approximately $1.8 million to E-Stamp.

     On March 16, 2001, a plaintiff filed a purported consumer class action suit against E-Stamp in the Supreme Court of the State of New York, County of Kings. The suit alleges that E-Stamp breached its contracts with the plaintiff and other customers. The plaintiff seeks compensatory damages and disgorgement of monies received in connection with the sale of Internet postage products. By agreement of the parties, the plaintiff dismissed the New York action and refiled in Santa Clara County on or about May 24, 2001. E-Stamp filed its answer to the complaint on June 18, 2001. E-Stamp is currently investigating the claims against it and intends to vigorously defend this action. Pendency of the these legal proceedings can be expected to result in expenses to E-Stamp and the diversion of management time and other resources.

     On April 9, 2001, E-Stamp filed a complaint for declaratory relief against Francotyp-Postalia, AG & Co. in the U.S. District Court for the Northern District of California seeking a declaratory judgement for a dispute arising under a letter agreement regarding certain marketing and promotional arrangements and Francotyp-Postalia's purchase in July 1998 of Series B preferred stock of E-Stamp for $3,000,000. On April 26, 2001, Francotyp-Postalia filed a complaint against E-Stamp in the Chancery Court of the State of Delaware, New Castle County regarding the dispute seeking rescission of the original purchase of the preferred stock. On May 21, 2001, E-Stamp filed a motion to remove Francotyp-Postalia's action to the United States District Court in Delaware. E-Stamp is continuing to investigate the claims against it.

                               LEARN2 MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth Learn2's executive officers' and directors' ages and positions as of July 25, 2001:

                NAME                   AGE                       POSITION
                ----                   ---                       --------
Donald Schupak(1)....................  58     Director and Chairman of the Board
of
                                              Directors
Stephen P. Gott(1)...................  52     President, Chief Executive Officer
and
                                              Director
Marc E. Landy........................  40     Executive Vice President, Chief
Financial
                                              Officer and Secretary
Robert Alan Ezrin(2)(3)..............  51     Director
James A. Cannavino(1)(2)(3)..........  56     Director
S. Lee Kling(2)......................  72     Director

---------------
(1) Member of Executive Committee.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     Executive officers are appointed by the board of directors each year and serve at the discretion of the board of directors. Directors are elected each year at the annual meeting of stockholders.


     Biographies of the executive officers and directors of Learn2 are provided on pages 36 and 85.


MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The description of the meetings and committees of Learn2's board of directors are provided on page 37.

EMPLOYMENT CONTRACTS AND TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS


     Stephen P. Gott's employment agreement is described on page 133.


     Learn2 entered into an Employment Agreement, dated as of February 16, 1999, employing Marc E. Landy as its Chief Financial Officer. We entered into an Amendment to the employment agreement on April 18, 2001, which extended the term to February 16, 2002, subject to earlier termination for death, disability, resignation or removal. Mr. Landy's annual base salary is $175,000. In the event of a "Change of Control" (as defined in the employment agreement), the stock options shall vest immediately. If Mr. Landy resigns his employment for "Good Reason" (as defined in the employment agreement), if the Corporation terminates his employment without "Cause" (as defined in the employment agreement), or if the Corporation elects not to extend the term of Mr. Landy's employment, Mr. Landy will be entitled to (1) receive, in a lump sum, an amount equal to one year's base salary, (2) become immediately and fully vested in all stock options granted prior to March 1, 2001, (3) with respect to fully vested options, the privilege of exercising the unexercised portion of such options upon the later of (x) one year from the effective date of his termination or (y) thirty days from the expiration of any restriction on the sale, transfer or other disposition of the shares of common stock underlying the options, and (4) receive an amount equal to the higher of (x) any bonus or incentive compensation he earned or received with respect to the prior fiscal year or (y) $40,000. Mr. Landy's employment agreement also contains confidentiality, non-competition and indemnification provisions.

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

EXECUTIVE COMPENSATION

     The following table summarizes the compensation earned by (a) an individual who served as Learn2's Chief Executive Officer during fiscal year 2000, (b) each person serving as an executive officer on December 31, 2000 who earned more than $100,000 in salary and bonus during fiscal year 2000 and (c) one individual who was among the highest paid employee for fiscal year 2000 but was not an executive officer on December 31, 2000.

                           SUMMARY COMPENSATION TABLE


LONG-TERM

COMPENSATION

AWARDS

------------
                                                   ANNUAL COMPENSATION
SECURITIES
                                         FISCAL    -------------------
UNDERLYING
      NAME AND PRINCIPAL POSITION         YEAR      SALARY      BONUS
OPTIONS(1)     OTHER(2)
      ---------------------------        ------    --------    -------
------------    --------
Stephen P. Gott........................   2000     $300,000    $    --
 --      $    --
  President, Chief Executive Officer      1999      175,000     50,000
1,000,000           --
  and Director                            1998           --         --
 --           --
Marc E. Landy..........................   2000      175,000     40,000
250,000        5,250
  Executive Vice President, Chief         1999      131,250     40,000
150,000        5,000
  Financial Officer and Secretary         1998           --         --
 --           --
Kevin C. Riley.........................   2000      250,000     70,000
450,000        5,250
  President Learning Services Division    1999      243,000     30,000
337,944       22,700
                                          1998           --         --
 --           --

-------------------------
(1) Represents the number of options, each to acquire one share of common stock, granted pursuant to Learn2's stock option plans.

(2) Includes auto allowance, living expense allowance, match contribution to our 401(k) Plan.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides certain information relating to stock options granted to the Learn2 named executives during the fiscal year ended December 31, 2000. In addition, as required by rules promulgated by the Securities and Exchange Commission, the table sets forth the hypothetical gains that would exist for the shares subject to such options based on assumed annual compounded rates of stock price appreciation during the option term.

                                                         INDIVIDUAL GRANTS

-------------------------------------------------
                                                       % OF TOTAL
            POTENTIAL REALIZABLE
                                                        OPTIONS
              VALUE AT ASSUMED
                                          NUMBER OF    GRANTED TO
            ANNUAL RATES OF STOCK
                                         SECURITIES    EMPLOYEES    EXERCISE
             PRICE APPRECIATION
                                         UNDERLYING     IN LAST       PRICE
             FOR OPTION TERM(4)
                                           OPTIONS       FISCAL        PER
EXPIRATION   ---------------------
                 NAME                    GRANTED(1)     YEAR(2)     SHARE(3)
  DATE         5%         10%
                 ----                    -----------   ----------   ---------
----------   --------   ----------
Marc E. Landy..........................    150,000        5.2%        $4.00
1/16/2010    $377,337   $  956,245
                                           100,000        3.4%        $1.63
5/25/2010     102,195      258,983
Kevin C. Riley.........................    250,000        8.6%        $4.00
1/16/2010     628,895    1,593,742
                                           200,000        6.9%        $1.63
5/25/2010     204,391      517,966

-------------------------
(1) The table does not include stock options granted to Messrs. Landy and Riley in January 2001 for each to purchase 250,000 shares of common stock at an exercise price of $0.47 per share, subject to a fifteen month vesting schedule. In addition, the table does not include stock options granted to Mr. Gott in April 2001 to purchase 825,000 shares of common stock at an exercise price of $0.25 per share, subject to a three-year vesting schedule.

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

(2) Learn2 granted stock options representing 2,912,200 shares of our common stock to employees during the fiscal year ended December 31, 2000.

(3) On April 10, 2001, Learn2's board of directors approved a plan under which each director, officer and employee would be given the opportunity to exchange their existing stock options for new stock options with an exercise price of $0.25 per share, subject to a new vesting schedule that will be approved by E-Stamp. As a result, E-Stamp and Learn2 are in the process of discussing appropriate vesting schedules and other matters concerning the Learn2 stock options.

(4) The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. Actual gains, if any, on stock option exercises are dependent upon a number of factors, including the future performance of the Learn2 common stock and the timing of option exercises, as well as the optionee's continued employment through the vested period. There can be no assurance that the amounts reflected in this table will be achieved.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table provides information about exercised stock options held by the Learn2 named executives. During fiscal year 2000, none of the Learn2 named executives exercised stock options.

                                                                 NUMBER OF
SECURITIES           VALUE OF UNEXERCISED
                                     NUMBER                     UNDERLYING
UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                    OF SHARES                OPTIONS AT DECEMBER
31, 2000         DECEMBER 31, 2000
                                   ACQUIRED ON    VALUE
------------------------------   ---------------------------
              NAME                  EXERCISE     REALIZED   EXERCISABLE(1)
UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
              ----                 -----------   --------   --------------
-------------   -----------   -------------
Stephen P. Gott..................       --          --         666,666
333,334           --             --
Marc E. Landy....................       --          --         441,106
325,000           --             --
Kevin C. Riley...................       --          --         100,692
687,252

-------------------------
(1) Value based on the December 31, 2000 closing price of Learn2's common stock on the Nasdaq National Market of $0.41 per share. Underlying options that are not in-the-money are not valued in this table.

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

                  LEARN2 SECURITY OWNERSHIP OF MANAGEMENT AND
                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information that has been provided to Learn2 with respect to beneficial ownership of shares of Learn2's common stock as of July 25, 2001 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of Learn2's directors, (iii) each of the Learn2 named executive officers listed in the Summary Compensation Table and (iv) all directors and executive officers of Learn2 as a group. Unless otherwise noted, Learn2 believes that all persons named in the table have sole voting and investment power with respect to all shares of voting stock beneficially owned by them. The address for each stockholder listed in the following table is c/o Learn2, 1311 Mamaroneck Avenue, Suite 210, White Plains, New York 10605.

                                                               AMOUNT AND
APPROXIMATE
                                                                NATURE OF
PERCENTAGE OF
                                                               BENEFICIAL
COMMON STOCK
              NAME OF PERSON IDENTITY OF GROUP                OWNERSHIP(1)
OUTSTANDING(2)
              --------------------------------                -------------
---------------
Stephen P. Gott(3)..........................................    7,210,407
   13.6%
Marc E. Landy(4)............................................      747,430
    1.4%
Donald Schupak..............................................    1,220,092
    2.3%
James S. Cannavino..........................................      215,000
      *
Robert Alan Ezrin...........................................      727,391
    1.4%
S. Lee Kling................................................       92,942
      *
Kevin C. Riley(5)...........................................      380,508
      *
All current directors and executive officers as a group (7
  persons)(6)...............................................   10,593,771
   19.4%

-------------------------
 *  Represents beneficial ownership of less than 1% of Learn2's common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are exercisable within 60 days of July 25, 2001 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(2) Based on approximately 52,881,618 shares of Learn2 common stock outstanding on July 25, 2001.

(3) Shares shown as beneficially owned include 666,666 shares of Learn2 common stock issuable upon the exercise of options.

(4) Shares shown as beneficially owned consist of 691,106 shares of Learn2 common stock issuable upon the exercise of options and 56,324 shares of our common stock which Mr. Landy acquired in April 2001 following the exercise of an option granted by Stephen P. Gott.

(5) Shares shown as beneficially owned include 368,008 shares of Learn2 common stock issuable upon the exercise of options.

(6) Shares shown as beneficially owned include 1,738,281 shares of Learn2 common stock issuable upon the exercise of options.

                       LEARN2 RELATED PARTY TRANSACTIONS

     In February 1999, Donald Schupak, the Chairman of the Board of Directors of Learn2, exercised options to purchase an aggregate of 600,000 shares of common stock for an aggregate exercise price of $1,200,000. Mr. Schupak paid Learn2 $6,000 which represented the par value of the shares of common stock purchased. Mr. Schupak borrowed the remaining $1,194,000 which accrues interest at the annual rate of 6% payable quarterly or, at the option of Mr. Schupak, accrues at the annual rate of 7% payable upon maturity of the loan in February 2004. As collateral for the loan, Mr. Schupak pledged the 600,000 shares of common stock purchased plus an additional 213,000 shares of common stock. If the market value of the pledged shares of common stock is equal to more than 200% of the principal amount of the loan, then Mr. Schupak may request that Learn2 release a number of shares which have a market value in excess of such amount. If the market value of the pledged shares of common stock is equal to less than 125% of the principal amount of the loan, then Mr. Schupak must pledge additional shares of common stock to bring the market value of the pledged shares to such amount. On April 17, 2001 in light of the decline of Learn2's stock price and in connection with the proposed merger with E-Stamp, the Board of Directors of Learn2 (i) waived the requirement that Mr. Schupak pledge additional shares of common stock as collateral for the loan and (ii) subject to the closing of the merger with E-Stamp, approved the repricing of the stock options to a purchase price of $0.01 per share, cancelled the note issued by Mr. Schupak to Learn2 and released any liens thereunder.

     In March 1999, Robert Alan Ezrin, the Vice Chairman of the Board of Directors of Learn2, exercised options to purchase an aggregate of 145,000 shares of common stock for an aggregate exercise price of $310,000. Mr. Ezrin paid us $103,333 and borrowed the remaining $206,667. The loan accrues interest at the annual rate of 6% payable quarterly or, at the option of Mr. Ezrin, accrues at the annual rate of 7% payable upon maturity of the loan in March 2004. As collateral for the loan, Mr. Ezrin pledged the 145,000 shares of common stock purchased plus an additional 1,964 shares of common stock. If the market value of the pledged shares of common stock is equal to more than 200% of the principal amount of the loan, then Mr. Ezrin may request that Learn2 release a number of shares which have a market value in excess of such amount. If the market value of the pledged shares of common stock is equal to less than 125% of the principal amount of the loan, then Mr. Ezrin must pledge additional shares of common stock to bring the market value of the pledged shares to such amount. In March 2000, as a result of the increase in the market value of Learn2's common stock, 20,000 of the pledged shares were released to Mr. Ezrin per his request. On April 17, 2001 in light of the decline of Learn2's stock price and in connection with the proposed merger with E-Stamp, the Board of Directors of Learn2 (i) waived the requirement that Mr. Ezrin pledge additional shares of common stock as collateral for the loan and (ii) subject to the closing of the merger with E-Stamp, approved the repricing of the stock options to a purchase price of $0.71 per share, cancelled the note issued by Mr. Ezrin to Learn2 and released any liens thereunder.

     In March 1999, James A. Cannavino, a Director of Learn2, exercised options to purchase an aggregate of 215,000 shares of common stock for an aggregate of $430,000. Mr. Cannavino paid us $143,333 and borrowed the remaining $286,667. The loan accrues at the annual rate of 6% payable quarterly or, at the option of Mr. Cannavino, accrues at the annual rate of 7% payable upon maturity of the loan in March 2004. As collateral for the loan, Mr. Cannavino pledged the 215,000 shares of common stock purchased. If the market value of the pledged shares of common stock is equal to more than 200% of the principal amount of the loan, then Mr. Cannavino may request that Learn2 release a number of shares which have a market value in excess of such amount. If the market value of the pledged shares of common stock is equal to less than 125% of the principal amount of the loan, then Mr. Cannavino must pledge additional shares of Learn2's common stock to bring the market value of the pledged shares to such amount. On April 17, 2001 in light of the decline of Learn2's stock price and in connection with the proposed merger with E-Stamp, the Board of Directors of Learn2 (i) waived the requirement that Mr. Cannavino pledge additional shares of common stock as collateral for the loan and (ii) subject to the closing of the merger with E-Stamp, approved the repricing of the stock options to a purchase price of $0.67 per share, cancelled the note issued by Mr. Cannavino to Learn2 and released any liens thereunder.

               TRANSACTIONS WITH RGC INTERNATIONAL INVESTORS, LDC

     In connection with the merger agreement, E-Stamp and Learn2 entered into the agreements described below with the holder of Learn2's $10 million convertible debenture, RGC International Investors, LDC. The following is a summary of the material terms of the agreements entered into with RGC. We encourage you to read the complete text of these agreements, which are incorporated by reference and included as exhibits to the registration statement of which this joint proxy statement-prospectus is a part.

     Redemption and Termination Agreement. On April 19, 2001, Learn2, E-Stamp and RGC entered into a redemption and termination agreement. The redemption and termination agreement provides for Learn2's redemption of the convertible debenture, dated March 10, 2000, in the aggregate principal amount of $10 million on the terms set forth therein. Subject to and immediately prior to the completion of the merger, Learn2 and E-Stamp have agreed to redeem the convertible debenture in exchange for:

     - E-Stamp's payment of $1 million to RGC; and

     - Learn2's issuance to RGC of shares of Learn2 common stock which, upon completion of the merger, will be converted into the right to receive shares of E-Stamp common stock representing 16.67% of the aggregate issued and outstanding common stock of E-Stamp immediately following the completion of the merger. For purposes of the foregoing calculation, the aggregate number of issued and outstanding common stock of E-Stamp immediately following the completion of the merger shall include shares of E-Stamp common stock issuable upon exercise of options of E-Stamp and Learn2 that will be vested upon completion of the merger and have an exercise price that is less than or equal to the average closing price of E-Stamp or Learn2 common stock, respectively, for the five consecutive trading days immediately preceding the E-Stamp or Learn2 special meeting, as the case may be.

     In the redemption and termination agreement, RGC agreed to the following limitations on its ability to resell the shares of E-Stamp common stock that it receives in the merger. Subject to the consummation of the merger and each of the officers, directors and certain affiliates of Learn2 and E-Stamp agreeing to the same trading limitations listed below, RGC will not:

     - create any daily low trading price in E-Stamp's common stock;

     - until 180 days following the consummation of the merger, sell any shares of E-Stamp's common stock;

     - during the period beginning 180 days from the consummation of the merger and ending on the 1 year anniversary of the consummation of the merger, sell in any calendar month in excess of 5% of the lesser of:

        - the total trading volume for the previous month; and

        - the aggregate number of shares of E-Stamp's common stock beneficially owned by RGC immediately following the consummation of the merger.

     Notwithstanding the trading limitations listed above, RGC may:

     - sell up to 5% of the aggregate trading volume in any trading day; and

     - engage in block sales of at least 25,000 shares of E-Stamp's common stock to a single purchaser, who is not an affiliate of RGC, at a price greater than the immediately preceding sale price; provided, that such block sales in any calendar month will not exceed 15% of the total trading volume of E-Stamp's common stock for the previous calendar month.

       RGC's agreements set forth in the redemption and termination agreement are subject to the following material conditions:

        - the completion of the merger by September 30, 2001;

        - E-Stamp's payment to RGC of $1 million;

        - Learn2's issuance to RGC of the shares of Learn2 common stock described above and approval of such issuance by Learn2's stockholders;

        - The absence of any law, ruling or injunction prohibiting the consummation of any of the transactions contemplated by the redemption and termination agreement; and

        - The listing of E-Stamp's common stock on the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, the American Stock Exchange or the Over-the-Counter Bulletin Board.


     Registration Rights Agreement. In connection with the redemption and termination agreement, E-Stamp and RGC entered into a registration rights agreement in which E-Stamp has agreed to provide RGC specified registration rights under the Securities Act of 1933, as amended, with respect to the shares of E-Stamp common stock to be issued to RGC in connection with the merger. See the section entitled "E-Stamp Description of Capital Stock -- Registration Rights" on page 147 for a description of some of the terms of the registration rights agreement between E-Stamp and RGC.


             LEARN2 REPORTS OF THE AUDIT COMMITTEE AND COMPENSATION
                      COMMITTEE OF THE BOARD OF DIRECTORS

     Notwithstanding anything to the contrary set forth in any of Learn2's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this joint proxy statement-prospectus statement, in whole or in part, the following Reports of the Audit Committee and Compensation Committee and the Stock Performance Graph which follows shall not be deemed to be incorporated by reference into any such filings.

         LEARN2 REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The Audit Committee consists of James A. Cannavino, Robert Alan Ezrin and
S. Lee Kling. Each of the members of the Audit Committee is "independent" as defined under the National Association of Securities Dealers, Inc.'s listing standards and is financially literate as that qualification is interpreted by the Board of Directors. In addition, at least one member of the Audit Committee has accounting or related financial management expertise, as the Board of Directors interprets that qualification. The Board of Directors has adopted a written charter with respect to the Audit Committee's roles and responsibilities. A copy of the charter is attached as Annex VI to this joint proxy statement-prospectus.

     The Audit Committee's primary duties and responsibilities are to (i) monitor the integrity of Learn2's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (ii) monitor the independence and performance of Learn2's independent auditors and
(iii) provide an avenue of communication among the independent auditors, management, and the board of directors.

     In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed Learn2's audited financial statements for the fiscal year ended December 31, 2000 with Learn2's management and Arthur Andersen LLP, Learn2's independent auditors. The Audit Committee also discussed with Arthur Andersen LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees) as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). This included a discussion of the independent auditors' judgments as to the quality, not just the acceptability, of Learn2's accounting principles, and such other matters that generally accepted auditing standards require to be discussed with the Audit Committee. The Audit Committee also received the written disclosures and the letter from Arthur Andersen LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Audit Committee discussed the independence of Arthur Andersen LLP with that firm.

     Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the board of directors, and the board of directors approved, the audited financial statements be included in Learn2's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 for filing with the Securities and Exchange Commission.

                                          By the Audit Committee of the Board of
                                          Directors,
                                          James A. Cannavino (Chairman)
                                          Robert Alan Ezrin
                                          S. Lee Kling

           FEES BILLED FOR SERVICES RENDERED BY PRINCIPAL ACCOUNTANT

     For the year ended December 31, 2000, Arthur Andersen LLP, our independent auditor and principal accountant, billed the approximate fees set forth below:

Audit fees........................................  $275,000
All other fees....................................    82,000
                                                    --------
                                                    $357,000
                                                    ========

     LEARN2 REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

COMPENSATION PHILOSOPHY AND REVIEW

     Learn2's approach to executive compensation is designed to attract, motivate and retain the executive resources that Learn2 needs in order to maximize its return to stockholders. Learn2 attempts to provide its executives with a total compensation package that, at expected levels of performance, is competitive with those provided to executives who hold comparable positions or having similar qualifications in other similar organizations.

     Cash compensation for executive officers named in the summary compensation table includes base salary, annual bonus and other compensation such as car allowance and employer contribution to Learn2's 401(k) Plan.

     Base salaries are reviewed on an annual basis with a variety of factors considered including the individual's contribution to the success of Learn2, and salary trends for individuals in similar positions. Annual bonuses are determined based on annual accomplishments including the individual's contribution to the development and success of Learn2.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     Learn2 entered into an Employment Agreement, dated as of February 16, 1999, employing Stephen P. Gott as President and Chief Executive Officer. Learn2 entered into an Amendment to the employment agreement, on April 18, 2001, which extended the term to February 16, 2002, subject to earlier termination for death, disability, resignation or removal. Pursuant to his amended employment agreement, Mr. Gott's annual base salary is $300,000 and he is eligible to receive an annual performance bonus. In the event of a "Change of Control", as defined in the employment agreement, the stock options granted to Mr. Gott on February 16, 1999, shall vest immediately. If Mr. Gott resigns his employment for "Good Reason", as defined in the employment agreement, if we terminate his employment without "Cause", as defined in the employment agreement, or if we elect not to extend the term of Mr. Gott's employment, Mr. Gott will be entitled to (1) receive, in a lump sum, an amount equal to one year's base salary, (2) become immediately and fully vested in all stock options granted prior to March 1, 2001, (3) with respect to fully vested options, the privilege of exercising the unexercised portion of such options upon the later of (x) one year from the effective date of his termination or (y) thirty days from the expiration of any restriction on the sale, transfer or other disposition of the shares of common stock underlying the options, and (4) a performance bonus as may be determined by the board of directors of Learn2. Mr. Gott's employment agreement also contains confidentiality, non-competition and indemnification provisions.

     In determining the base salary, performance bonus and options, the Compensation Committee sought to induce Mr. Gott to become the President and Chief Executive Officer of Learn2 and provide Mr. Gott a total compensation package that is competitive with individuals who hold comparable positions or have similar qualifications in other similar organizations and closely link such compensation to corporate performance and returns to stockholders.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for annual compensation over $1 million paid to their chief executive officer and other highly compensated executive officers. The Code generally excludes from the calculation of the $1 million cap compensation that is based on the attainment of pre-established, objective performance goals. Where practicable, it is the policy of the Compensation Committee to establish compensation practices that are both cost-efficient from a tax standpoint and effective as a compensation program. The Compensation Committee also considers it important to be able to utilize the full range of incentive compensation, even though some compensation may not be fully deductible. To maintain a competitive position within Learn2's peer group of corporations, the Compensation Committee retains the authority to authorize payments, including salary and bonus, that may not be deductible.

                                    By the Compensation Committee of the Board of Directors,

                                    James A. Cannavino (Chairman)

                                    Robert Alan Ezrin

                            LEARN2 PERFORMANCE GRAPH

     The performance graph shown below was prepared by Learn2 for use in this joint proxy statement-prospectus. The historic stock price performance is not necessarily indicative of future stock performance. The performance graph was prepared based on a $100 investment in Learn2's common stock, the Russell 300 Stock Index and the S&P 500 Composite Index on October 19, 1994, the date of the corporation's initial inclusion in the Nasdaq National Market.

                           [LEARN2 PERFORMANCE GRAPH]

                      LEARN2.COM COMPARATIVE TOTAL RETURNS
                   OCTOBER 19, 1994 THROUGH DECEMBER 31, 2000
--------------------------------------------------------------------------------

                            OCTOBER 19,   DECEMBER 30,   DECEMBER 29,   DECEMBER
31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                               1994           1994           1995           1996
          1997           1998           1999
--------------------------
 Learn2.Com, Inc.             $100.00       $ 52.50        $140.00        $
37.50        $ 16.88        $ 26.56        $ 32.81
 Russell 3000 Stock Index     $100.00       $ 97.62        $130.40
$155.42        $201.23        $246.14        $293.96
 S&P 500 Composite Index      $100.00       $100.42        $145.17
$172.33        $221.88        $261.38        $312.42
--------------------------------------------------------------------------------
-------------------------------------------------

                            DECEMBER 31,
                                2000
 Learn2.Com, Inc.             $  4.06
 Russell 3000 Stock Index     $268.92
 S&P 500 Composite Index      $280.74
-----------------------------------------------------

                               E-STAMP MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth E-Stamp's executive officers' and directors' ages and positions as of June 1, 2001.

                NAME                   AGE                       POSITION
                ----                   ---                       --------
Robert H. Ewald......................  53     President, Chief Executive Officer
and
                                              Director
Edward F. Malysz.....................  41     Vice President, General Counsel,
Secretary and
                                              Acting Chief Financial Officer
Daniel P. Walsh......................  32     Vice President, Operations
Marcelo A. Gumucio...................  63     Chairman of the Board
John V. Balen(1)(3)..................  40     Director
Thomas L. Rosch(2)(3)................  38     Director
Peter G. Boit........................  41     Director
Adam Wagner(1).......................  42     Director
Rebecca Saeger(2)....................  45     Director
Robert J. Cresci(1)(3)...............  57     Director

-------------------------
(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Executive Committee

     ROBERT H. EWALD has been E-Stamp's President and Chief Executive Officer since February 1999 and has been a Director since January 1999. From July 1996 to July 1998, Mr. Ewald held various executive positions at Silicon Graphics, Inc., a manufacturer of computer workstations, servers and supercomputers, most recently as Executive Vice President and Chief Operating Officer. From August 1984 to June 1996, Mr. Ewald held various management and executive positions with Cray Research, Inc., a manufacturer of high performance computers, including President and Chief Operating Officer. Before joining Cray Research, Inc., Mr. Ewald led the Computing and Communications Division of the Los Alamos National Laboratory and was responsible for providing computing and communications services to government customers nationwide between 1980 and 1984. Mr. Ewald is currently a director of Ceridian, Inc., an information technology services company, and a member of the President's Information Technology Advisory Committee chartered by the White House. Mr. Ewald received his B.S. in civil engineering from the University of Nevada and his M.S. in civil engineering from the University of Colorado.

     EDWARD F. MALYSZ has been E-Stamp's Vice President, General Counsel and Secretary since June 1999. In April 2000, Mr. Malysz assumed the additional role of Acting Chief Financial Officer. From July 1993 to June 1999, Mr. Malysz held various legal positions with Silicon Graphics, Inc., a manufacturer of computer workstations, servers and supercomputers, most recently serving as Senior Corporate Counsel. From August 1988 to July 1993, Mr. Malysz was a transactional lawyer with the law firm of Berliner Cohen. From August 1982 to December 1984, Mr. Malysz was a certified public accountant with Arthur Young & Company, an accounting firm. Mr. Malysz received his B.A. in economics from the University of California, Santa Barbara and J.D. from Santa Clara University.

     DANIEL P. WALSH has been E-Stamp's Vice President, Operations since November 2000. Mr. Walsh joined E-Stamp in June 2000. From March 1995 to June 2000, Mr. Walsh held various positions at Visa International, including Department Head of Corporate Systems. From May 1991 to February 1995 Mr. Walsh held various software development and management positions at Kraft Foods, in the areas of corporate and operational software applications. Mr. Walsh also held various software development positions from 1989 to 1991 at Harris Bank, Chicago, IL. Mr. Walsh received his B.S. in Business from Indiana University.

     MARCELO A. GUMUCIO has served as Chairman of the E-Stamp board since November 1998. Mr. Gumucio is Managing Partner of Gumucio, Burke and Associates, a private investment firm that he co-founded in 1992. From April 1996 to July 1997, Mr. Gumucio was Chief Executive Officer of Micro Focus PLC, an enterprise software provider. He has also served as a member of the Micro Focus board of directors since January 1996. Before joining Micro Focus, Mr. Gumucio was President and Chief Executive Officer of Memorex Telex NV between 1992 and 1996. Mr. Gumucio currently serves on the board of directors of BidCom, Inc., Digital Island and Burr Brown Corporation and serves as Chairman of the boards of WebSentric and NetFreight. Mr. Gumucio received his B.S. in mathematics from the University of San Francisco and M.S. in applied mathematics and operations research from the University of Idaho. Mr. Gumucio is also a graduate of the Harvard Business School Advanced Management Program.

     JOHN V. BALEN has served on the E-Stamp board of directors since July 1998. Mr. Balen joined Canaan Partners, a national venture capital investment firm, in September 1995 where he is currently a general partner. From June 1985 to June 1995, Mr. Balen served as Managing Director of Horsley Bridge Partners, a private equity investment management firm. Mr. Balen currently serves on the board of directors of Intraware and Commerce One. Mr. Balen received his B.S. in electrical engineering and M.B.A. from Cornell University.

     THOMAS L. ROSCH has served on the E-Stamp board of directors since September 1997. Mr. Rosch joined InterWest Partners in January 2000 where he is currently general partner and managing director. InterWest Partners is a Silicon Valley-based venture capital firm that invests in information technology and health care companies. Previously, Mr. Rosch was a partner at AT&T Ventures from December 1996 to January 2000. AT&T Ventures is an independent venture capital fund that invests in information technology companies. Prior to AT&T Ventures, Mr. Rosch served as a senior member of The Boston Consulting Group from November 1989 to November 1996. Mr. Rosch received his A.B. in government and philosophy from Harvard University and J.D./M.B.A. from Stanford University.

     PETER G. BOIT has served on the E-Stamp board of directors since July 2000. Since 1994, Mr. Boit has been with Microsoft Corporation in various positions, including Sales Manager, Director of Licensing, General Manager of Licensing, and most recently as Vice President of e-Commerce. Since January 2000, he has served as a director for Vertaport, a privately held company. Mr. Boit received his B.A. in English from the University of Vermont and M.B.A from the Kellogg Graduate School of Management at Northwestern University.

     ADAM WAGNER has served on the E-Stamp board of directors since November 1996. Mr. Wagner is the founder and principal of Neo Ventures, LLC, a privately held investment firm, since its formation in September 1999. From 7 June 1992 until September 1999, Mr. Wagner served as Vice President, Investments at Wagner & Brown, Ltd., a closely-held oil and gas investment company. Mr. Wagner currently serves on the board of directors of Advanced Data Analysis and Preservation Technology, Inc., Innotek Powder Coatings, L.L.C. and SeaSound, LLC Mr. Wagner received his B.S. in geology from the University of Oklahoma and M.B.A. from the University of Southern California.

     REBECCA SAEGER has served on the E-Stamp board of directors since September 1999. Since June 1997, Ms. Saeger has served as Executive Vice President of Brand Marketing for VISA U.S.A., a provider of payment products and services. From June 1991 to May 1997, Ms. Saeger served in various positions at Foote, Cone & Belding San Francisco, an advertising agency, including Senior Vice President, Group Management Supervisor and Director of Account Management. From June 1980 to April 1991, Ms. Saeger worked at Ogilvy and Mather New York, an advertising agency, where she held a variety of positions, including most recently, Senior Vice President, Group Director. Ms. Saeger received her B.A. from Muhlenberg College and M.B.A. from the Wharton School of Business, University of Pennsylvania.

     ROBERT J. CRESCI has served on the E-Stamp board of directors since October 1999. Since 1990, Mr. Cresci has served as a Managing Director of Pecks Management Partners Ltd., which specializes in managing portfolios of public and private convertible securities for institutional clients. Mr. Cresci currently serves on the board of directors of Sepracor, Inc., Aviva Petrolium Ltd., Film Roman, Inc.,

Castle Dental Centers, Inc., j2 Global Communications, Inc., Candlewood Hotel Co. and SeraCara, Inc. Mr. Cresci is a graduate of the United States Military Academy at West Point and received an MBA from Columbia University.

CLASSIFIED BOARD

     E-Stamp's certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of E-Stamp's board of directors will be elected each year. Marcelo A. Gumucio and Adam Wagner have been designated Class II directors whose terms expire at the 2001 annual meeting of stockholders. Peter Boit, John V. Balen and Rebecca Saeger have been designated as Class III directors whose terms expire at the 2002 annual meeting of stockholders. Robert
H. Ewald, Thomas L. Rosch and Robert J. Cresci have been designated Class I directors whose terms will expire at the 2003 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of E-Stamp or its management. Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of E-Stamp's directors, officers or key employees.

BOARD COMMITTEES

     E-Stamp established an audit committee and a compensation committee in July 1998. E-Stamp's audit committee currently consists of Messrs. Balen, Wagner and Cresci. Among other duties, the audit committee reviews E-Stamp's internal accounting procedures and consults with and reviews the services provided by E-Stamp's independent auditors. E-Stamp's compensation committee currently consists of Mr. Rosch and Ms. Saeger. The compensation committee reviews and recommends to the board of directors the compensation and benefits of E-Stamp's employees. In January, 2001 E-Stamp established an executive committee to review strategic and operational matters and make reports and recommendations to the board of directors. The executive committee currently consists of Messrs. Cresci, Balen and Rosch.

DIRECTOR COMPENSATION

     Except for E-Stamp's Chairman of the Board, E-Stamp does not currently compensate its directors in cash for their service as members of the board of directors, although we reimburse our directors for expenses in connection with attendance at board of director and compensation committee meetings. E-Stamp currently pays Mr. Gumucio $9,537 per month for his service as Chairman of the Board. In addition, E-Stamp provides Mr. Gumucio with health coverage and other employee benefits, and have agreed to provide Mr. Gumucio and his dependents with continued health coverage until the age of 65. Under E-Stamp's stock option plan, directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan.

EXECUTIVE COMPENSATION

     The table below summarizes the compensation earned for services rendered to E-Stamp in all capacities for the fiscal year ended December 31, 2001, by each person that (i) served as chief executive officer during the last fiscal year
(ii) E-Stamp's next most highly compensated executive officers and (iii) any individual that would have qualified under category (ii) but for the fact that were not an executive officer at the end of the fiscal year. These executives are referred to herein as the E-Stamp named executive officers.

                           SUMMARY COMPENSATION TABLE


LONG-TERM

COMPENSATION

AWARDS

------------
                                                ANNUAL COMPENSATION
SECURITIES
                                                --------------------
UNDERLYING     ALL OTHER
      NAME AND PRINCIPAL POSITION        YEAR    SALARY      BONUS
OPTIONS      COMPENSATION
      ---------------------------        ----   --------    --------
------------   ------------
Robert H. Ewald........................  2000   $296,657    $100,000
928,906       $273,398(4)
  President and Chief Executive Officer  1999    227,169     125,000(10)
1,626,250       862,084(5)
                                         1998         --          --
--             --
Edward F. Malysz.......................  2000    150,024      50,000
60,000         60,635(6)
  Vice President, General Counsel,
  Secretary                              1999     73,235      70,500(10)
187,500         2,125(8)
  and Acting Chief Financial Officer     1998         --          --
--             --
Roderick M. Witmond....................  2000    166,500      54,000
85,000         66,955(7)
  Vice President, Business
  Development(1)                         1999     62,826      40,000(10)
187,500         1,425(8)
                                         1998         --          --
--             --
Laurie L. Lindsey......................  2000    139,346      18,000
340,000          2,841(8)
  Vice President, Product Development    1999         --          --
--             --
                                         1998         --          --
--             --
Nicole Eagan...........................  2000    115,001      46,668
--          3,146(8)
  Vice President, Marketing and          1999    172,819     182,268(10)
62,500         1,448(8)
  Sales(2)                               1998    128,750      28,000
35,000             --
Thomas J. Reinemer.....................  2000    138,599      82,693
--         50,404(9)
  Vice President, International(3)       1999    160,342     139,072(10)
--         2,860(8)
                                         1998    128,750      28,000
35,000             --

-------------------------
 (1) Mr. Witmond served in various positions from August 1999 until May 2001, including most recently Vice President, Business Development.

 (2) Ms. Eagan served as Vice President, Marketing and Sales from July 1999 until May 2000 and as Vice President, Marketing and Business Development from May 1996 until July 1999.

 (3) Mr. Reinemer served as Vice President, International from March 1999 to September 2000 and as Vice President, Operations from August 1996 until March 1999.

 (4) Includes $270,523 for forgiveness of a portion of a loan and E-Stamp's contributions to its 401(k) plan in 2000 on behalf of Mr. Ewald.

 (5) Includes $860,000 for a stock bonus award and E-Stamp's contributions to its 401(k) plan in 1999 on behalf of Mr. Ewald.

 (6) Includes $58,008 for stock repurchased at a price exceeding the fair value of the stock at the date of repurchase and E-Stamp's contributions to its 401(k) plan in 2000 on behalf of Mr. Malysz.

 (7) Includes $63,408 for stock repurchased at a price exceeding the fair value of the stock at the date of repurchase and E-Stamp's contributions to its 401(k) plan in 2000 on behalf of Mr. Witmond.

 (8) Represents E-Stamp's contributions to its 401(k) plan on behalf of the E-Stamp named executive Officers.

 (9) Includes severance pay of $46,816 and E-Stamp's contributions to its 401(k) plan in 2000 on behalf of Mr. Reinemer.

(10) Performance bonuses applicable to 1999 but paid in 2000 are shown as bonuses for 1999.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted to each of the E-Stamp named executive officers in the fiscal year ended December 31, 2000, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent E-Stamp's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of E-Stamp's common stock.

     In the fiscal year ended December 31, 2000, E-Stamp granted options to purchase up to an aggregate of 2,620,163 shares to employees, directors and consultants. All options were granted under E-Stamp's 1999 stock plan at exercise prices at or above the fair market value of E-Stamp's common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Optionees may pay the exercise price by cash, check, cancellation of any outstanding indebtedness of E-Stamp to the option holder or delivery of already-owned shares of E-Stamp's common stock. All options listed below are immediately exercisable upon grant; however, any unvested shares are subject to repurchase by E-Stamp at their cost if the optionee's service with E-Stamp terminates. All option shares listed in the table below vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month thereafter.

                                                      INDIVIDUAL GRANTS

-------------------------------------------------    POTENTIAL REALIZABLE
                                                   % OF TOTAL
            VALUE AT ASSUMED
                                      NUMBER OF      OPTIONS
          ANNUAL RATES OF STOCK
                                      SECURITIES   GRANTED TO
         PRICE APPRECIATION FOR
                                      UNDERLYING    EMPLOYEES    EXERCISE
               OPTION TERM
                                       OPTIONS       IN LAST       PRICE
EXPIRATION   -----------------------
                NAME                   GRANTED     FISCAL YEAR   PER SHARE
DATE         5%           10%
                ----                  ----------   -----------   ---------
----------   ---------   -----------
Robert H. Ewald.....................    14,500         0.36        12.31
2/18/10      112,277       284,533
                                        35,500         0.87        12.31
2/18/10      274,886       696,615
                                       878,906        21.64         0.75
2/18/09      330,212       798,047
Edward F. Malysz....................     9,000         0.22        12.31
2/18/10       69,689       176,607
                                         1,000         0.02        12.31
2/18/10        7,743        19,623
                                        16,571         0.41         1.47
9/18/10       15,307        38,791
                                        33,429         0.82         1.47
9/18/10       30,879        78,254
Roderick M. Witmond.................     9,000         0.22        12.31
2/18/10       69,689       176,607
                                         1,000         0.02        12.31
2/18/10        7,743        19,623
                                        19,697         0.49         1.47
9/18/10       18,195        46,108
                                        55,303         1.36         1.47
9/18/10       51,085       129,458
Laurie L. Lindsey...................    30,000         0.74        10.19
3/13/10      192,206       487,088
                                       120,000         2.95        10.19
3/13/10      768,824     1,948,350
                                        16,929         0.42         3.38
5/22/10       35,932        91,059
                                        73,071         1.80         3.38
5/22/10      155,095       393,040
                                        12,502         0.31         1.47
9/18/10       11,548        29,266
                                        87,498         2.15         1.47
9/18/10       80,824       204,823
Nicole Eagan........................    14,000         0.34        12.31
2/18/10      108,406       274,721
                                        16,000         0.39        12.31
2/18/10      123,892       373,967
Thomas J. Reinemer..................    17,500         0.43        12.31
2/18/01      135,507       343,402
                                         2,500         0.06        12.31
2/18/01       19,358        49,057

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table describes the option exercises of the E-Stamp named executive officers in the fiscal year ended December 31, 2000 as well as exercisable and unexercisable options held by them as of December 31, 2000.

                                                             NUMBER OF
SECURITIES
                                                            UNDERLYING
UNEXERCISED         VALUE OF UNEXERCISED
                                                                  OPTIONS AT
         IN-THE-MONEY OPTIONS AT
                                SHARES                       DECEMBER 31,
2000(#)          DECEMBER 31, 2000($)
                              ACQUIRED ON      VALUE
---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE
UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------
-------------   -----------   -------------
Robert H. Ewald.............        --        $    --       87,891
841,015         $ --           $ --
Edward F. Malysz............        --             --        6,250
53,750           --             --
Roderick M. Witmond.........        --             --        9,375
75,625           --             --
Laurie L. Lindsey...........        --             --       23,750
316,250           --             --
Nicole Eagan................        --             --           --
--           --             --
Thomas J. Reinemer..........    10,938         88,024           --
--           --             --

                  E-STAMP SECURITY OWNERSHIP OF MANAGEMENT AND
                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of July 25, 2001 by (i) E-Stamp's Chief Executive Officer, (ii) each of the four other most highly compensated executive officers of E-Stamp during the year ended December 31, 2000, (iii) any individual that would have qualified for category (ii) had they be employed by E-Stamp as an executive officer at year's end, and (iv) all those known by E-Stamp to be beneficial owners of more than five percent of outstanding shares of E-Stamp's common stock. This table is based on information provided to E-Stamp or filed with the Securities and Exchange Commission by E-Stamp's directors, executive officers and principal stockholders.


     Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons have sole voting and investment power with respect to the shares shown as beneficially owned. Unless otherwise indicated, the address for each stockholder listed in the following table is c/o E-Stamp Corporation, 2051 Stierlin Court, Mountain View, California 94043. Applicable percentage ownership in the following table is based on 37,915,194 shares of Common Stock outstanding as of July 31, 2001.


                          PRINCIPAL STOCKHOLDERS TABLE

                                                             NUMBER OF SHARES
 PERCENTAGE OF SHARES
                     NAME AND ADDRESS                       BENEFICIALLY OWNED
     OUTSTANDING
                     ----------------                       ------------------
 --------------------
Microsoft Corporation(1)..................................      2,026,225
          5.3%
DIRECTORS AND EXECUTIVE OFFICERS:
Robert H. Ewald(2)........................................      1,150,597
          3.0%
Thomas J. Reinemer(3).....................................         36,500
            *
Nicole Eagan(4)...........................................        102,941
            *
Roderick M. Witmond(5)....................................         68,126
            *
Edward F. Malysz(6).......................................        125,442
            *
Laurie L. Lindsey(7)......................................         85,000
            *
Marcelo A. Gumucio(8).....................................        470,222
          1.2%
John V. Balen(9)..........................................      1,497,877
          4.0%
Thomas L. Rosch...........................................          2,780
            *
Peter G. Boit.............................................            500
            *
Adam Wagner(10)...........................................        741,192
          2.0%
Rebecca Saeger(11)........................................         25,000
            *
Robert J. Cresci(12)......................................        727,448
          1.9%
All current directors and executive officers as a group
  nine (9) persons(13)....................................      4,741,058
         12.3%

-------------------------
  *  Less than 1% of the outstanding shares of common stock

 (1) The address for Microsoft Corporation is One Microsoft Way, Redmond, Washington 98502.


 (2) Includes 370,312 options exercisable within 60 days of July 31, 2001.


 (3) Mr. Reinemer's employment as an officer terminated in September 2000.

 (4) Ms. Egan's employment as an officer terminated in May 2000.


 (5) Includes 21,251 options exercisable within 60 days of July 31, 2001. Mr. Witmond's employment as an officer terminated in May 2001.



 (6) Includes 63,907 options exercisable within 60 days of July 31, 2001.



 (7) Includes 85,000 options exercisable within 60 days of July 31, 2001. Ms. Lindsey's employment as an officer terminated in May 2001.

 (8) Includes 31,250 shares exercisable within 60 days of July 31, 2001 and 139,907 shares that are unvested and subject to a right of repurchase in favor of the Company, which right lapses over time.


 (9) These shares are beneficially owned by Canaan Equity, L.P. Mr. Balen is a principal of Canaan Partners. Mr. Balen disclaims beneficial ownership of these shares.

(10) Includes 250,000 shares of common stock held by Wagner & Brown, Ltd., Mr. Wagner's former employer. Mr. Wagner has disclaimed beneficial ownership of these shares. Also includes 62,500 shares of common stock held by Wagner Family Partnership VI, of which Mr. Wagner is a partner. Mr. Wagner has a 12.5% beneficial ownership of these shares. Includes 200,000 shares of common stock held in escrow and for which Mr. Wagner is an escrow agent. Wagner & Brown, Ltd. claims beneficial ownership of 38,280 shares and Wagner Family Partnership VI claims beneficial ownership of 9,560 shares. Includes 163,594 shares held by Wagner & Brown, Ltd., and 56,328 shares held by Wagner Family Partnership VI, in each case transferred by Unified Holdings, LLC. Mr. Wagner is a managing member of Unified Holdings, LLC. Includes 3,385 shares of common stock held by Wagner & Brown, Ltd. and 3,385 shares of common stock held by Wagner Family Partnership VI. Includes 2,000 shares held by Mr. Wagner's wife.


(11) Includes 25,000 shares issuable upon exercise of options held by Ms. Saeger within 60 days of July 31, 2001.


(12) Includes 96,968 shares of common stock held by the Declaration of Trust for Defined Benefit Plans of Zeneca Holdings Inc., 145,490 shares of common stock held by the Declaration of Trust for Defined Benefit Plans of ICI American Holdings Inc. and 484,990 shares held by the Delaware State Employees' Retirement Fund. Such funds are managed by Pecks Management Partners Ltd., of which Mr. Cresci is a Managing Director. Mr. Cresci disclaims beneficial ownership of these shares.


(13) Includes 1,069,118 shares issued under the 1999 Stock Plan and 1996 Stock Option and Restricted Stock Plan which were vested and 139,907 shares which were unvested at July 25, 2001 and subject to a right of repurchase in favor of E-Stamp, which right lapses over time. Includes 490,469 shares issuable upon exercise of options within 60 days of July 31, 2001.

                       E-STAMP RELATED PARTY TRANSACTIONS

     E-Stamp entered into a merger agreement, an escrow agreement, and related agreements with Paul Goldman in connection with E-Stamp's acquisition of Infinity Logistics Corporation and Automated Logistics Corporation on May 23, 2000. Commencing in May 2000, the Company paid two automotive leasing companies an aggregate of $7,152 for two automobiles operated by Paul Goldman, its Vice President, Sales.

     In connection with the early exercise of stock options held by officers Robert H. Ewald, Edward F. Malysz, and Roderick M. Witmond, E-Stamp extended secured loans in the form of promissory notes to each officer. The loans are secured pursuant to restricted stock purchase agreements and related letter agreements between E-Stamp and each officer. In October 2000, E-Stamp repurchased at the original purchase price certain of the shares held by Messrs. Ewald, Malysz and Witmond, and reduced the principal amount remaining under the promissory notes. The principal amounts currently outstanding under the notes are $469,688, $70,313, and $56,250, respectively.

     Pursuant to a stock pledge agreement between E-Stamp and Marcelo Gumucio and Carole Gumucio and a stock pledge agreement between E-Stamp and Robert Ewald, as of April 9, 2001, E-Stamp has the right to repurchase 15,000 and 4,374 shares of E-Stamp common stock, respectively, upon an event of default under such agreements. The stock pledge agreements were entered into in connection with a $410,000 loan to Mr. Ewald and a $150,000 loan to the Gumucio's. The purpose of the loans was to pay the taxes incurred by both parties upon receipt of a 125,000 share stock bonus to Mr. Ewald and a 62,500 share stock bonus to Mr. Gumucio. The loans are forgivable over 8 quarterly periods commencing on August 18, 1999, so long as Mr. Ewald and Mr. Gumucio remain in the service of E-Stamp.

     E-Stamp has extended a loan to Robert Ewald pursuant to a Promissory Note dated January 14, 2000, and E-Stamp has entered into a related Stock Pledge Agreement with Mr. Ewald in connection therewith. E-Stamp retained the right to repurchase these shares in the event of default.

     E-Stamp has entered into Change of Control Severance Agreements with each of its officers, which agreements provide for the payment of one year of base salary, continued health coverage for a one year period, the forgiveness of certain loans related to the early exercise of stock options and outplacement services.

     On June 7, 2000, E-Stamp provided a relocation loan to Roderick Witmond in the original principal sum of $400,000. The loan is due and payable on the earlier of 90 days following the termination of his employment with E-Stamp or the fifth anniversary of the loan. The loan will be partially forgiven in the amount of $100,000 if Mr. Witmond remains employed by E-Stamp for the term of the loan and in the amount of $200,000 if Mr. Witmond's employment with the Company is terminated as a result of a reduction in force or business combination. The loan is secured by a deed of trust encumbering his residence.

     During 2000, E-Stamp paid Microsoft Corp. the sum of $2,762,557 pursuant to the terms of a marketing agreement. Microsoft owns 5.3% of the issued and outstanding E-Stamp common stock.

     In April 2001, E-Stamp approved severance arrangements with Messrs. Witmond, Malysz, Goldman and Walsh and Ms. Lindsey. The severance arrangements provide for the payment of one year of base salary, continued health coverage for a one year period, the forgiveness of certain loans related to the early exercise of stock options and outplacement services. In May 2001, E-Stamp entered into separation agreements with each of Messrs. Witmond and Goldman and Ms. Lindsey pursuant to which those persons released any claims against E-Stamp and E-Stamp agreed to provide the severance benefits described in the preceding sentence.

     Prior to the completion of the merger, E-Stamp intends to enter into a retention agreement with Mr. Ewald, which retention agreement will provide for the payment of one year base salary, continued health coverage for a one year period, and the forgiveness of loans related to the early exercise of stock options in the event that Mr. Ewald's employment is terminated without cause or as result of a constructive termination within the two year period following the merger.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

                      E-STAMP DESCRIPTION OF CAPITAL STOCK

     This section of the joint proxy statement-prospectus describes the material terms of the capital stock of E-Stamp under its certificate of incorporation and bylaws, as amended to date, which will continue to be in effect immediately after the merger is completed, except that E-Stamp's certificate of incorporation will be amended to change its name to "Learn2 Corporation." This section also summarizes the relevant provisions of the Delaware General Corporation Law, which we refer to as "Delaware law." The terms of E-Stamp's certificate of incorporation and by-laws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents, which are exhibits to the registration statement of which this joint proxy statement-prospectus forms a part.

AUTHORIZED CAPITAL STOCK

     Total Shares. E-Stamp is authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value.

     Common Stock. Following completion of the merger, we anticipate that approximately 75,300,000 shares of E-Stamp common stock will be outstanding.

     Preemptive Rights. The holders of E-Stamp common stock do not have any preemptive rights to purchase or subscribe for any stock or other securities of E-Stamp.

E-STAMP COMMON STOCK

     Voting Rights. Each outstanding share of E-Stamp common stock is entitled to one vote per share. E-Stamp stockholders do not have cumulative voting rights.

     Dividends. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of E-Stamp common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors of E-Stamp out of funds legally available for that purpose.

     Liquidation Rights. In the event of E-Stamp's liquidation, dissolution or winding up, the holders of E-Stamp common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights.

     There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued in the merger will be fully paid and nonassessable.

E-STAMP PREFERRED STOCK

     E-Stamp's board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of E-Stamp without further action by the stockholders.

     Upon the completion of the merger, no shares of E-Stamp preferred stock will be outstanding, and E-Stamp has no present plans to issue any shares of preferred stock.

WARRANTS


     At July 31, 2001, there were warrants outstanding to purchase 48,496 shares of E-Stamp common stock with an exercise price per share of $8.25.


REGISTRATION RIGHTS

     The holders of approximately 4.9 million shares of E-Stamp common stock, referred to as the registrable securities, are entitled to rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the holders of registrable securities and E-Stamp. Holders of at least 25% of the then outstanding registrable securities obtained from conversion of E-Stamp's Series A preferred stock, or such lesser percentage if the anticipated aggregate offering price would exceed $15,000,000, may require on one occasion that E-Stamp register their shares for public resale. Holders of at least 25% of the then outstanding registrable securities obtained from conversion of E-Stamp's Series B preferred stock, or such lesser percentage if the anticipated aggregate offering price would exceed $15,000,000 may require on one occasion that E-Stamp register their shares for public resale. Holders of at least 25% of the then outstanding registrable securities obtained from conversion of E-Stamp's Series C preferred stock, or such lesser percentage of the anticipated aggregate offering price would exceed $15,000,000, may require on one occasion that E-Stamp register their shares for public resale. However, E-Stamp may defer such registration for 90 days in view of market conditions. Also, holders of registrable securities may require on two separate occasions within any twelve month period that E-Stamp register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $500,000, however E-Stamp may defer such registration for 90 days in view of market conditions. Furthermore, in the event E-Stamp elects to register any of its shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but E-Stamp may reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by E-Stamp. All of the foregoing registration rights will terminate on October 8, 2004, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any 90 day period under Rule 144 of the Securities Act.

     RGC is entitled to rights with respect to the registration under the Securities Act of the shares of E-Stamp common stock to be issued to RGC in the merger, referred to as the RGC shares. These rights are provided under the terms of an agreement between RGC and E-Stamp. E-Stamp has agreed to register the RGC shares for public resale by filing a registration statement with the SEC within 120 days after the completion of the merger. E-Stamp has also agreed to keep the foregoing registration statement effective at all times until either all of the RGC shares have been sold or the RGC shares, in the reasonable opinion of RGC's counsel, may be immediately sold to the public without registration or restriction, including without any volume limitations. Furthermore, in the event that E-Stamp elects to register any of its shares of common stock for purposes of effecting any public offering, RGC is entitled to include the RGC shares in the registration, but E-Stamp may reduce the number of shares proposed to be registered in view of market conditions. The registration rights agreement also provides that RGC has specified rights to require that E-Stamp list the RGC shares on The Nasdaq Stock Market or other national securities exchange or trading system on which shares of E-Stamp's common stock are listed for trading or quotation.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and E-Stamp's certificate of incorporation and bylaws could make the following more difficult:

     - the acquisition of E-Stamp by means of a tender offer;

     - acquisition of E-Stamp by means of a proxy contest or otherwise; or

     - the removal of E-Stamp's incumbent officers and directors.

     These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of E-Stamp to first negotiate with E-Stamp's board. E-Stamp believes that the benefits of increased protection of E-Stamp's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure E-Stamp outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Election and Removal of Directors. E-Stamp's board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by E-Stamp's stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of E-Stamp because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under E-Stamp's certificate of incorporation, only the board of directors, the chairman of the board and the chief executive officer may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. E-Stamp's bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Delaware AntiTakeover Law. E-Stamp is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination of Stockholder Action By Written Consent. E-Stamp's certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting at any time when E-Stamp has 500 or more record stockholders.

     Elimination of Cumulative Voting. E-Stamp's certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of E-Stamp. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of E-Stamp.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

     Transfer Agent and Registrar. The transfer agent and registrar for the common stock is Mellon Investor Services.


OTC BULLETIN BOARD QUOTATION



     E-Stamp common stock is currently quoted on the OTC Bulletin Board under the symbol "ESTM." Following completion of the merger, E-Stamp intends to apply to change the symbol under which its common stock is quoted on the OTC Bulletin Board to "LTWO."

                       COMPARISON OF RIGHTS OF HOLDERS OF
                  LEARN2 COMMON STOCK AND E-STAMP COMMON STOCK

     This section of the joint proxy statement-prospectus describes material differences between the rights of holders of E-Stamp capital stock and Learn2 capital stock. While we believe that this summary covers the material differences between the rights of holders of E-Stamp capital stock and Learn2 capital stock, this summary does not include a complete description of all differences among the rights of the stockholders, nor does it include a complete description of the specific rights of these stockholders. We encourage you to read the certificates of incorporation and bylaws of the respective companies, and the provisions of applicable Delaware law.

CHARTER, BYLAWS AND GOVERNING LAW

     Learn2's Amended and Restated Certificate of Incorporation and Bylaws, each as currently in effect, govern your rights as a stockholder of Learn2. After completion of the merger, Learn2 stockholders will become stockholders of E-Stamp. As a result E-Stamp's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each as then in effect, will govern your rights as a stockholder of E-Stamp. E-Stamp and Learn2 are each incorporated under the laws of the State of Delaware. Accordingly, the Delaware General Corporation Law will continue to govern E-Stamp and former Learn2 stockholders' rights after completion of the merger.

CAPITALIZATION

Description of capital stock of E-Stamp and Learn2

     The total authorized shares of capital stock of E-Stamp consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of July 25, 2001, there were 37,915,194 shares of E-Stamp common stock outstanding; there were no shares of preferred stock issued or outstanding.

     The total authorized shares of capital stock of Learn2 consists of 100,000,000 shares of common stock and 100,000 shares of preferred stock, $0.01 par value per share, 15,000 of which have been designated Series B Preferred Stock, 35,000 of which have been designated as Series D Preferred Stock and 2,000 of which have been designated as Series E Preferred Stock. As of July 25, 2001, there were 52,881,618 shares of Learn2 common stock outstanding; there were no shares of preferred stock issued or outstanding.

Classes of preferred stock of E-Stamp and Learn2

     The certificates of incorporation of each of E-Stamp and Learn2 provide that the respective boards of directors are authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

     E-Stamp has 10,000,000 shares of preferred stock, none of which are issued or outstanding and none of which have been designated.

     Learn2 has 100,000 shares of preferred stock, 15,000 of which have been designated Series B Preferred Stock, 35,000 of which have been designated Series D Preferred Stock and 2,000 of which have been designated Series E Preferred Stock. Learn2's Series B Preferred Stock and Series D Preferred Stock were issued previously and have since been converted into Learn2 common stock. Learn2 has no obligations to issue any additional shares of Learn2 Series B Preferred Stock or Series D Preferred Stock. Learn2 has issued a $2,000,000 convertible promissory note to E-Stamp which is convertible at the option of E-Stamp into Learn2 Series E Preferred Stock. The Learn2 Series E Preferred Stock has a liquidation preference of $1,000 per share and is senior to all other Learn2 equity securities. Each share of Learn2 Series E Preferred Stock is convertible into 4,000 shares of Learn2 common stock, subject to adjustments to the conversion price, and each share of Series E Preferred Stock is entitled a number of votes equal to the number of Learn2 common stock shares it is convertible for.

BOARD OF DIRECTORS

     E-Stamp's board of directors is set at nine members and currently consists of eight directors with one vacancy. Under its bylaws, E-Stamp's board sets the number of directors on the board at no fewer than six or more than 11. E-Stamp directors are divided into three classes, and the members of each class serve for three-year overlapping terms. E-Stamp directors hold office until a successor is elected and qualified, or until resignation or removal.

     Learn2's board of directors currently consists of five directors. Under its bylaws, Learn2's board sets the number of directors on the board at seven or less. Learn2 directors serve for a term of one year, and hold office until a successor is elected and qualified, or until resignation or removal.

REMOVAL OF DIRECTORS

     E-Stamp's bylaws provide that a member of the E-Stamp board may only be removed for cause by the vote of a majority of the shares then entitled to vote at an election of directors.

     Learn2's bylaws provide that a member of Learn2's board may be removed at any time with or without cause, by the vote of the holders of a majority of the shares of stock entitled to vote at an election of directors.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     E-Stamp's certificate of incorporation provides that E-Stamp stockholders may not take any action by written consent in lieu of a meeting. All E-Stamp stockholder actions must take place at a duly called annual or special meeting of stockholders.

     Stockholders of Learn2 may take any action which is required to be taken, or which may be taken, at any annual or special meeting of stockholders, without a meeting, without prior notice and without a vote if consented to in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all of the shares entitled to vote were present and voted.

STOCKHOLDER ABILITY TO CALL SPECIAL MEETINGS

     A special meeting of E-Stamp stockholders may be called by the chairman of the board of directors, a majority of the board, and the president.

     A special meeting of Learn2 stockholders may be called by the chief executive officer, the president, the board of directors or upon the written request of holders of at least one-fifth of the stock entitled to vote at such meeting.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     E-Stamp's bylaws allow any stockholder to nominate candidates for election to E-Stamp's board of directors at the annual meeting and special meetings called for electing directors. E-Stamp stockholders may also propose business to be brought before an annual stockholder meeting. A stockholder who seeks to nominate a candidate or make a proposal must give timely written notice to the Secretary of E-Stamp before the stockholder meeting, and must have been a stockholder of record on the date notice of the stockholder meeting was given and entitled to vote at such meeting.

     In the case of a director nomination or other business to be conducted at the annual stockholder meeting, notice by an E-Stamp stockholder is timely if it is delivered to the Secretary of E-Stamp not less than 60 days nor more than 90 days prior to the first anniversary of the date E-Stamp mailed its proxy materials for the previous year's annual meeting.

     Only the business included in E-Stamp's corporate notice of a special stockholders meeting may be considered at a special meeting of the stockholders. In the case of director nomination at a special meeting of stockholders called for the purpose of electing directors, notice by an E-Stamp stockholder is timely if it is delivered to the Secretary of E-Stamp by the close of business on the earlier of 90 days prior to the meeting and the tenth day following the date on which notice of the special meeting was first given to stockholders.

     A stockholder's notice to E-Stamp must include the name and address of the stockholder and the beneficial owner, if any, as they appear on E-Stamp's books and the class and number of shares of E-Stamp which are owned by the stockholder. The notice must also state whether such stockholder or beneficial owner intends to deliver a proxy statement or proxies sufficient to elect the nominated director or pass the proposal.

     A stockholder's notice for proposed business must also include a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed and the beneficial owner, if any, on whose behalf the proposal is made.

     Learn2's bylaws do not provide for specific stockholder notice provisions to nominate candidates for election to Learn2's board of directors or to propose business to be brought before, an annual or special stockholder meeting. Learn2 is subject to the procedures set forth by the SEC and Delaware law. The SEC's rules provide that a Learn2 stockholder requesting inclusion of a proposal in Learn2's proxy card for an annual or special meeting must be a holder of record for more than a year of at least $2,000 in market value or 1% of the Learn2 shares and must hold such shares through the date of the meeting. In the case of the annual meeting, the proposal must be received at Learn2's principal offices not less than 120 days before the date Learn2's proxy statement was released to stockholders for the previous year's annual meeting. For a special meeting, the proposal is due at Learn2's principal offices a reasonable time before Learn2 begins to print and mail its proxy materials. A stockholder who seeks to nominate a candidate or make a proposal must give timely written notice to the Secretary of Learn2 before the stockholder meeting, and must have been a stockholder of record on the date notice of the stockholder meeting was given.

STOCKHOLDER PROXIES

     E-Stamp's bylaws provide that stockholders may authorize another person to vote on their behalf at a stockholder meeting by a written or electronic proxy. Learn2's bylaws authorize the use of written proxies executed by the stockholder and filed with the Secretary of Learn2 prior to the applicable stockholder meeting.

CUMULATIVE VOTING

     Cumulative voting for the election of directors is not allowed under the E-Stamp and Learn2 certificates of incorporation. Under Delaware law, E-Stamp and Learn2 directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a stockholder meeting. However, E-Stamp stockholders will be entitled to cumulative voting if the corporation is subject to Section 2115 of the California General Corporation Law.

NOTICE OF STOCKHOLDER MEETINGS

     E-Stamp's and Learn2's bylaws provide that written notice of the place, date and hour of every meeting of stockholders, annual or special, must be given to each stockholder entitled to vote at the meeting not less than 10, nor more than 60, days before the date of the meeting. The notice for special meetings must also specify the business to be transacted at the meeting. E-Stamp's bylaws also provide that the names of any nominees to the board of directors be included in the notice along with the business to be transacted at the annual meeting.

AMENDMENT OF BYLAWS

     The board of directors of E-Stamp is expressly authorized to adopt, amend and repeal E-Stamp's bylaws. In addition, under Delaware law, the E-Stamp stockholders have the power to adopt, amend or repeal bylaws, even though the board of directors may also be delegated such power.

     The bylaws of Learn2 provide that the bylaws may be amended or repealed by the vote of the stockholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In actions brought by third parties, and not by or on behalf of the corporations, the respective certificates of incorporation and bylaws of E-Stamp and Learn2 permit each corporation to indemnify its officers and directors for actions taken in good faith and in a manner that the officers or directors reasonably believed to be in, or not opposed to, the best interests of the corporation, in the case of case of criminal proceedings, actions the officers or directors had no reasonable cause to believe were unlawful. E-Stamp and Learn2 will not indemnify an officer or director in connection with a proceeding initiated by the officer or director, unless the initiation was approved by the Learn2 board.

     Additionally, each of the corporations may pay expenses incurred by its directors or officers in an action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only upon an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified by the respective corporation, as authorized by our respective certificates of incorporation and bylaws.

     Delaware law permits a corporation to purchase and maintain insurance on behalf of its officers and directors. The E-Stamp bylaws and the Learn2 certificate of incorporation and bylaws specifically authorize the maintenance of such insurance.

ARRANGEMENTS BINDING ON STOCKHOLDERS

     Learn2's certificate of incorporation provides that if an arrangement is proposed between Learn2 and its creditors and/or between Learn2 and its stockholders, the relevant Delaware court may, on the application of Learn2, its creditors, its stockholders or trustees or receivers appointed pursuant to Delaware law, order a meeting of the creditors and/or Learn2 stockholders. If creditors representing 75% of the value of Learn2's credit obligations and/or 75% of the stockholders agree to any arrangement and subsequent reorganization of Learn2 at the meeting, the arrangement and reorganization will be binding on Learn2 and all of the creditors and/or stockholders, if sanctioned by the court.

     E-Stamp's certificate of incorporation does not have such a provision.

                                    EXPERTS

     The supplemental financial statements of E-Stamp Corporation at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in the Joint Proxy Statement of E-Stamp Corporation, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Learn2.com, Inc. included in this joint proxy statement-prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated April 13, 2001 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             STOCKHOLDER PROPOSALS

     Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

     E-Stamp. E-Stamp will hold its 2001 annual meeting of stockholders on the same day as, and immediately prior to, the E-Stamp special meeting. In order to be included in the proxy statement for the 2002 annual meeting of E-Stamp stockholders, stockholder proposals must be received by E-Stamp no later than
          , and must otherwise comply with the requirements of Rule 14a-8. In addition, E-Stamp's bylaws establish an advance notice procedure with regard to specified matters, including stockholder proposals not included in E-Stamp's proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by the Secretary of E-Stamp not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at E-Stamp's 2002 annual
meeting, such a proposal must be received by E-Stamp after           but not
later than           . If the date of the annual meeting is more than 30 days
earlier or more than 30 days later than such anniversary date, notice must be received not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. If a stockholder who has notified E-Stamp of his or her intention to present a proposal does not appear or send a qualified representative to present his or her proposal at such meeting, E-Stamp need not present the proposal for a vote at such meeting. All notices of proposals by stockholders, whether or not to be included in E-Stamp's proxy materials, should be sent to the attention of the Secretary of E-Stamp at
               .

     Learn2. If the merger is not completed, the special meeting of Learn2 stockholders provided for in this joint proxy statement-prospectus will also constitute Learn2's 2001 annual meeting. Learn2 will hold an annual meeting in the year 2002 only if the merger has not already been completed, in which event proposals of stockholders intended to be included in Learn2's proxy statement relating to the 2002 annual meeting of stockholders must be received no later than December 31, 2001. Proposals to be considered for presentation at the 2002 annual meeting of stockholders, although not included in the proxy statement, must be received no later than December 31, 2001. All stockholder proposals should be marked for the attention of the Secretary, Learn2.com, Inc., 1311 Mamaroneck Avenue, Suite 201, White Plains, New York 10605. Learn2 reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

                      WHERE YOU CAN FIND MORE INFORMATION

     No person has been authorized to give any information or to make any representation other than as contained herein in connection with these matters, and, if given or made, such information or representation must not be relied upon as having been authorized by E-Stamp or Learn2. Neither the delivery hereof nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof. This joint proxy statement-prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this joint proxy statement-prospectus where, or to any person to whom, it is unlawful to make such an offer or solicitation.

     E-Stamp and Learn2 are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, both file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by E-Stamp or Learn2 can be inspected and copied at the public reference facilities of the SEC located at:

       Judiciary Plaza                 Citicorp Center
          Room 1024                500 West Madison Street         Seven World
Trade Center
    450 Fifty Street, N.W.                Suite 1400                      13th
Floor
    Washington, D.C. 20549            Chicago, IL 60661               New York,
NY 10048

     Copies of such material can also be obtained from the SEC Public Reference Section at the addresses noted above at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the World Wide Web site is http://www.sec.gov.


     E-Stamp has filed a registration statement with the SEC on Form S-4 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to E-Stamp and/or Learn2, reference is made to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the offices of the SEC Public Reference Section at the addresses noted above.


                                 LEGAL MATTERS

     The validity of the E-Stamp common stock issuable to Learn2 stockholders pursuant to the merger will be passed on by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Swidler Berlin Shereff Friedman, LLP, is acting as counsel for Learn2 in connection with certain legal matters relating to the merger, the merger agreement and the transactions contemplated thereby.

                                LEARN2.COM, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

                                                              PAGE
                                                              ----
Index to Consolidated Financial Statements:
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets as of March 31, 2001
     (unaudited), December 31, 2000 and 1999................   F-3
  Consolidated Statements of Operations for three months
     ended March 31, 2001 (unaudited) and 2000 (unaudited)
     and the years ended December 31, 2000, 1999, and
     1998...................................................   F-4
  Consolidated Statement of Changes in Stockholders' Equity
     for the three months ended March 31, 2001 (unaudited)
     and the years ended December 31, 2000, 1999, and
     1998...................................................   F-5
  Consolidated Statements of Cash Flows for the three months ended March 31, 2001 (unaudited) and 2000 (unaudited)
     and the years ended December 31, 2000, 1999, and
     1998...................................................   F-6
  Notes to Consolidated Financial Statements................   F-7
Not covered by Report of the Independent Public Accountants:
  Quarterly Financial Information (unaudited)...............

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of Learn2.com, Inc.



     We have audited the accompanying consolidated balance sheets of Learn2.com, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



     As discussed in Note 3 the Company changed its method of accounting for revenue recognition related to arrangements that include cooperative advertising.



     As discussed further in Note 1, subsequent to April 13, 2001, the date of our original report, the Company was delisted from the Nasdaq National Market on August 2, 2001. This factor, among others, as described in Note 1, create a substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amounts and classification of liabilities. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.



                                          ARTHUR ANDERSEN LLP



New York, New York


April 13, 2001


(except with respect to the matter discussed


in the second, third and fourth paragraphs of Note 1


and the third paragraph of Note 6, as to which the


date is August 2, 2001)

                                LEARN2.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                           MARCH 31,
DECEMBER 31,
                                                          -----------
----------------------
                                                             2001          2000
       1999
                                                          -----------
---------    ---------
                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................   $   3,427     $
4,760    $   7,228
  Short term investments................................          --
--          902
  Accounts receivable, net of allowances of, $1,156,
     $1,439 and $1,662, respectively....................       3,109
3,373        3,152
  Inventories...........................................       1,386
1,493          797
  Prepaid expenses and other current assets.............         516
906        1,549
                                                           ---------
---------    ---------
     Total current assets...............................       8,438
10,532       13,628
Fixed assets, net.......................................       4,623
4,981        4,547
Capitalized software, net...............................      14,861
14,915       16,911
Intangible assets, net..................................       4,839
5,011       15,257
Goodwill, net...........................................      14,147
14,343       25,112
Other assets............................................         531
539          170
                                                           ---------
---------    ---------
     Total assets.......................................   $  47,439     $
50,321    $  75,625
                                                           =========
=========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................   $   3,149     $
3,692    $   3,135
  Accrued expenses......................................       3,131
3,531        4,015
  Current portion of deferred revenue...................       1,244
1,345        1,105
  Other current liabilities.............................         208
246          232
                                                           ---------
---------    ---------
     Total current liabilities..........................       7,732
8,814        8,487
Deferred revenue........................................          76
93          547
Convertible debenture, net of unamortized debt discount
  of $729...............................................       9,354
9,271           --
Other liabilities.......................................          22
20           77
                                                           ---------
---------    ---------
     Total liabilities..................................      17,184
18,198        9,111
Commitments and contingencies (Note 14)
Stockholders' equity:
  Common stock, par value $0.01 per share, 100,000,000
     shares authorized; 52,881,618, 52,881,618, and
     51,715,739 shares issued and outstanding in 2001,
     2000 and 1999, respectively........................         529
529          517
  Additional paid-in capital............................     206,287
197,287      193,700
  Notes receivable from directors.......................      (1,687)
(1,687)      (1,687)
  Accumulated deficit...................................    (174,874)
(164,006)    (126,016)
                                                           ---------
---------    ---------
     Total stockholders' equity.........................      30,255
32,123       66,514
                                                           ---------
---------    ---------
     Total liabilities and stockholders' equity.........   $  47,439     $
50,321    $  75,625
                                                           =========
=========    =========

The accompanying notes are an integral part of these consolidated balance sheets.

                                LEARN2.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     THREE MONTHS ENDED
                                          MARCH 31,                   YEAR ENDED
DECEMBER 31,
                                  -------------------------
---------------------------------------
                                     2001          2000          2000
1999          1998
                                  -----------   -----------   -----------
-----------   -----------
                                          UNAUDITED
*
Net revenues....................  $     5,560   $     5,447   $    22,070   $
12,221   $     2,674
Cost of revenues................        1,256         1,767         6,380
 3,224           472
                                  -----------   -----------   -----------
-----------   -----------
Gross profit....................        4,304         3,680        15,690
 8,997         2,202
Operating expenses:
  Research and product
     development................          697         2,138         6,891
 3,952         2,396
  Sales and marketing...........        2,069         3,539        12,146
 9,201           595
  General and administrative....        1,607         2,521         9,920
 5,274         5,326
  Depreciation and
     amortization...............        1,198         1,444         6,060
 3,300         1,822
  Restructuring charges.........           --            --            --
 3,342            --
  Acquired in-process
     technology.................           --            --            --
24,777            --
  Impairment of goodwill and
     other intangible assets....           --            --        17,883
    --            --
  Non-recurring costs...........          380            --           641
   277            --
                                  -----------   -----------   -----------
-----------   -----------
     Total operating expenses...        5,951         9,642        53,541
50,123        10,139
                                  -----------   -----------   -----------
-----------   -----------
Operating loss..................       (1,647)       (5,962)      (37,851)
(41,126)       (7,937)
Interest expense................         (269)          (65)         (994)
  (146)       (1,732)
Interest income.................           71           175           632
   404           335
Other income (expense), net.....          (23)            3           223
  (168)       (1,277)
Non-cash interest expense
  related to beneficial
  conversion feature associated
  with convertible debenture....       (9,000)           --            --
    --            --
                                  -----------   -----------   -----------
-----------   -----------
Net loss........................      (10,868)       (5,849)      (37,990)
(41,036)      (10,611)
Dividends on Preferred Stock....           --            --            --
    --           338
Beneficial conversion feature
  associated with Preferred
  Stock.........................           --            --            --
    --         5,479
                                  -----------   -----------   -----------
-----------   -----------
Net loss available to common
  stockholders..................  $   (10,868)  $    (5,849)  $   (37,990)  $
(41,036)  $   (16,428)
                                  ===========   ===========   ===========
===========   ===========
Basic and diluted loss per
  common share..................  $     (0.21)  $     (0.11)  $     (0.72)  $
 (1.06)  $     (0.92)
                                  ===========   ===========   ===========
===========   ===========
Weighted average basic and
  diluted common shares
  outstanding...................   52,881,618    52,318,737    52,702,411
38,846,236    17,899,018
                                  ===========   ===========   ===========
===========   ===========

* See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

                                LEARN2.COM, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                  NOTES AND

                                   ACCOUNTS
                                           COMMON STOCK     CONVERTIBLE
CONVERTIBLE                CUMULATIVE    RECEIVABLE
                                          ---------------    PREFERRED
PREFERRED    ADDITIONAL   TRANSLATION      FROM
                                          SHARES   AMOUNT    SERIES A
SERIES B      CAPITAL     ADJUSTMENT    DIRECTORS
                                          ------   ------   -----------
-----------   ----------   -----------   ----------
BALANCE AT DECEMBER 31, 1997............  15,328    $153      $    --      $
 --    $  70,640       $ 13       $      --
Issuance of Series A Preferred Stock
  (net of issuance costs of $3,021).....      --      --        2,479
 --        2,790         --              --
Issuance costs in connection with
  Notes.................................      --      --           --
 --        1,467         --              --
Beneficial conversion feature...........      --      --           --
 --        5,479         --              --
Conversion of Series A Preferred Stock
  to Series B Preferred Stock...........      --      --       (2,479)
2,479           --         --              --
Conversion of Notes to Series B
  Preferred Stock.......................      --      --           --
3,000        1,500         --              --
Common Stock issued on conversion of
  Series B Preferred Stock..............   4,303      43           --
(4,850)       4,807         --              --
Common Stock dividends..................     107       1           --
 --          278         --              --
Common Stock issued in private
  placement.............................   1,667      17           --
 --        4,683         --              --
Warrants issued to non-employees........      --      --           --
 --           32         --              --
Common Stock issued upon exercise of
  warrants..............................   2,813      28           --
 --           --         --              --
Common Stock granted to Officers........     765       7           --
 --        1,379         --              --
Common Stock issued under Stock Option
  Plans and Stock Purchase Plan.........     325       3           --
 --          867         --              --
Compensation expense on options issued
  to non-employees......................      --      --           --
 --           41         --              --
Foreign currency translation
  adjustment............................      --      --           --
 --           --        (13)             --
Dividend distribution...................      --      --           --
 --           --         --              --
Net loss................................      --      --           --
 --           --         --              --
                                          ------    ----      -------
---------    ---------       ----       ---------
BALANCE AT DECEMBER 31, 1998............  25,308     252           --
629       93,963         --              --
Common Stock issued on conversion of
  Series B Preferred Stock..............     698       7           --
(629)         622         --              --
Common Stock issued on conversion of
  Series D Preferred Stock..............   7,220      72           --
 --          (72)        --              --
Stock issued in connection with Street
  Technologies, Inc. acquisition........   4,948      49           --
 --       36,439         --              --
Series B dividends paid in Common
  Stock.................................      24      --           --
 --           73         --              --
Common Stock issued on exercise of
  warrants..............................     575       6           --
 --           --         --              --
Common Stock issued upon conversion of
  notes payable.........................     187       2           --
 --          571         --              --
Warrants and options issued to
  non-employees.........................      --      --           --
 --        1,522         --              --
Notes and accounts receivable from
  directors from the exercise of stock
  options...............................      --      --           --
 --           --         --          (1,934)
Repayment of notes and accounts
  receivable from directors from the
  exercise of stock options.............      --      --           --
 --           --         --             247
Common Stock issued under Stock Option
  Plans and Stock Purchase Plan.........   2,020      21           --
 --        3,895         --              --
Stock issued in connection with
  ViaGrafix acquisition.................  10,686     107           --
 --       56,669         --              --
Series D Preferred Stock issued under
  Stock Option Plan.....................      --      --           --
 --           18         --              --
Dividend distribution...................      --      --           --
 --           --         --              --
Financing costs.........................      50       1           --
 --           --         --              --
Net loss................................      --      --           --
 --           --         --              --
                                          ------    ----      -------
---------    ---------       ----       ---------
BALANCE AT DECEMBER 31, 1999............  51,716     517           --
 --      193,700         --          (1,687)
Warrant issued in connection with
  convertible note......................      --      --           --
 --        1,000         --              --
Common Stock issued under Stock Option
  Plans.................................   1,166      12           --
 --        2,266         --              --
Warrants issued to non-employees........      --      --           --
 --          321         --              --
Net loss................................      --      --           --
 --           --         --              --
                                          ------    ----      -------
---------    ---------       ----       ---------
BALANCE AT DECEMBER 31, 2000............  52,882    $529      $    --      $
 --    $ 197,287       $ --       $  (1,687)
Interest expense related to beneficial
  conversion feature (unaudited)........      --      --           --
 --        9,000         --              --
Net loss (unaudited)....................      --      --           --
 --           --         --              --
                                          ------    ----      -------
---------    ---------       ----       ---------
BALANCE AT MARCH 31, 2001 (UNAUDITED)...  52,882    $529      $    --      $
 --    $(206,287)      $ --       $  (1,687)
                                          ======    ====      =======
=========    =========       ====       =========


                                                            TOTAL
                                          ACCUMULATED   STOCKHOLDERS'
                                           (DEFICIT)       EQUITY
                                          -----------   -------------
BALANCE AT DECEMBER 31, 1997............   $ (68,281)     $  2,525
Issuance of Series A Preferred Stock
  (net of issuance costs of $3,021).....          --         5,269
Issuance costs in connection with
  Notes.................................          --         1,467
Beneficial conversion feature...........      (5,479)           --
Conversion of Series A Preferred Stock
  to Series B Preferred Stock...........          --            --
Conversion of Notes to Series B
  Preferred Stock.......................          --         4,500
Common Stock issued on conversion of
  Series B Preferred Stock..............          --            --
Common Stock dividends..................        (279)           --
Common Stock issued in private
  placement.............................          --         4,700
Warrants issued to non-employees........          --            32
Common Stock issued upon exercise of
  warrants..............................          --            28
Common Stock granted to Officers........          --         1,386
Common Stock issued under Stock Option
  Plans and Stock Purchase Plan.........          --           870
Compensation expense on options issued
  to non-employees......................          --            41
Foreign currency translation
  adjustment............................          --           (13)
Dividend distribution...................         (71)          (71)
Net loss................................     (10,611)      (10,611)
                                           ---------      --------
BALANCE AT DECEMBER 31, 1998............     (84,721)       10,123
Common Stock issued on conversion of
  Series B Preferred Stock..............          --            --
Common Stock issued on conversion of
  Series D Preferred Stock..............          --            --
Stock issued in connection with Street
  Technologies, Inc. acquisition........          --        36,488
Series B dividends paid in Common
  Stock.................................         (73)           --
Common Stock issued on exercise of
  warrants..............................          --             6
Common Stock issued upon conversion of
  notes payable.........................          --           573
Warrants and options issued to
  non-employees.........................          --         1,522
Notes and accounts receivable from
  directors from the exercise of stock
  options...............................          --        (1,934)
Repayment of notes and accounts
  receivable from directors from the
  exercise of stock options.............          --           247
Common Stock issued under Stock Option
  Plans and Stock Purchase Plan.........          --         3,916
Stock issued in connection with
  ViaGrafix acquisition.................          --        56,776
Series D Preferred Stock issued under
  Stock Option Plan.....................          --            18
Dividend distribution...................        (186)         (186)
Financing costs.........................          --             1
Net loss................................     (41,036)      (41,036)
                                           ---------      --------
BALANCE AT DECEMBER 31, 1999............    (126,016)       66,514
Warrant issued in connection with
  convertible note......................          --         1,000
Common Stock issued under Stock Option
  Plans.................................          --         2,278
Warrants issued to non-employees........          --           321
Net loss................................     (37,990)      (37,990)
                                           ---------      --------
BALANCE AT DECEMBER 31, 2000............   $(164,006)     $ 32,123
Interest expense related to beneficial
  conversion feature (unaudited)........          --         9,000
Net loss (unaudited)....................     (10,868)      (10,868)
                                           ---------      --------
BALANCE AT MARCH 31, 2001 (UNAUDITED)...   $(174,874)     $ 30,255
                                           =========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                                LEARN2.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 THREE MONTHS
                                                                    ENDED
     YEAR ENDED DECEMBER 31,
                                                                  MARCH 31,
  ------------------------------
                                                              ------------------
    2000       1999       1998
                                                                2001      2000
  --------   --------   --------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $(10,868)
$(5,849)  $(37,990)  $(41,036)  $(10,611)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Non-cash compensation and interest..........................     1,198     1,444
     1,932        791      3,108
Depreciation and amortization...............................       288       424
     6,060      3,300      1,821
Non-cash interest expense related to beneficial conversion
  failure with convertible debenture........................
Impairment of long-lived assets.............................     9,000        --
    17,883         --         --
Bad debt expense............................................        54        --
       603         37         --
Gain (loss) on sale of assets...............................        (9)       14
       (52)        --      1,519
Restructuring charges.......................................        --        --
        --      3,342         --
Acquired in-process technology..............................        --        --
        --     24,777         --
Other.......................................................        --        --
       (88)       137        188
Changes in assets and liabilities, net of effects of
  businesses acquired:
  Accounts receivable.......................................       191       255
      (824)    (1,085)     1,004
  Inventories...............................................       107        43
      (763)      (286)        18
  Other current assets......................................       354
(118)      (212)       688        388
  Other assets..............................................         9        --
      (371)       299        452
  Accounts payable..........................................      (543)
(632)       557      1,954       (925)
  Accrued expenses and other current liabilities............      (651)
(1,330)      (883)    (1,397)    (3,024)
  Other net long-term liabilities...........................       (53)      236
      (475)      (480)        --
                                                              --------   -------
  --------   --------   --------
    Net cash used in operating activities...................      (923)
(5,513)   (14,623)    (8,959)    (6,062)
                                                              --------   -------
  --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets................................        --        --
     1,632         --         98
Proceeds from sales of short-term investments...............        89       800
       902         --         --
Cash acquired from acquisition of businesses, net of
  acquisition costs.........................................        --       495
        --      6,516         --
Capitalized content development costs.......................      (438)
(84)      (602)    (1,015)        --
Capital expenditures, net...................................       (61)
(642)    (2,055)    (2,649)      (130)
Non-recurring charges related to acquisition................        --        --
        --        277         --
                                                              --------   -------
  --------   --------   --------
    Net cash (used in) provided by investing activities.....      (410)      569
      (123)     3,129        (32)
                                                              --------   -------
  --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from private placement of common stock.........        --        --
        --         --      4,700
Net proceeds from issuance of Preferred Stock...............        --        --
        --         --      5,269
Net proceeds from debt issuance.............................        --    10,000
    10,000        (46)     4,311
Dividends distributed.......................................        --        --
        --       (186)        --
Principal payments under capital lease obligations..........        --        --
        --       (120)      (187)
Deferred financing costs....................................        --
(422)        --         --         --
Issuance of common stock under stock option and stock
  purchase plan.............................................        --        --
     2,278      2,229        870
Other.......................................................        --     1,860
        --       (132)       (35)
                                                              --------   -------
  --------   --------   --------
    Net cash provided by financing activities...............        --    11,438
    12,278      1,745     14,928
                                                              --------   -------
  --------   --------   --------
Net (decrease) increase in cash and cash equivalents........    (1,333)    6,494
    (2,468)    (4,085)     8,834
                                                              --------   -------
  --------   --------   --------
Cash and cash equivalents, beginning of period..............     4,760     7,228
     7,228     11,313      2,479
                                                              --------   -------
  --------   --------   --------
Cash and cash equivalents, end of period....................  $  3,427   $13,722
  $  4,760   $  7,228   $ 11,313
                                                              ========   =======
  ========   ========   ========
Supplemental disclosure of cash flow information -- Cash
  paid for interest.........................................  $     24   $     2
  $     15   $     31   $     75
                                                              ========   =======
  ========   ========   ========

See notes 4, 6, 7, and 11 for supplemental disclosures on acquisition information and non-cash financing activities.

The accompanying notes are an integral part of these consolidated financial statements.

                                LEARN2.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2000

NOTE 1. INCORPORATION AND NATURE OF BUSINESS

     Learn2.com, Inc. together with its subsidiaries ("Learn2") is a Learning Service Provider ("LSP") for corporate, government and individual clients. Learn2's offerings include engaging learning and training products delivered on physical media and online and complementary services. Learn2 also provides permission e-mail marketing and tracking services to companies that engage in commerce and advertising on the Internet as well as other companies that have a need for these services. During the third quarter, as a result of the realignment of the responsibilities of certain senior executives, management began to manage the business in two operating segments: Learning Services and Broadcast Messaging Services.


     Learn2 has incurred significant losses since inception including operating losses of approximately $37.9 million in 2000, $41.1 million in 1999 and $7.9 million in 1998. As a relatively new company in a relatively new market, Learn2's revenue opportunities are evolving constantly.



     On April 19, 2001, Learn2 and E-Stamp Corporation ("E-Stamp") entered into an agreement and plan of merger. In connection with the merger, E-Stamp loaned Learn2 $2.0 million in exchange for the issuance of a $2.0 million convertible promissory note.



     On August 2, 2001, Learn2's common stock was delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board. The delisting of Learn2's common stock from the Nasdaq National Market is an event of default under Learn2's $10 million convertible debenture. As more fully described in
Note 6, the holder of Learn2's $10 million convertible debenture agreed to waive its rights under the convertible debenture until the earlier of the termination of the merger agreement, September 30, 2001 and an event of default under the convertible promissory note. If the merger is not completed and Learn2 is unable to obtain an additional waiver from the holder of the convertible debenture, Learn2 may not have the resources to repay its obligations under the convertible debenture or the convertible promissory note.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles Of Consolidation

     The accompanying consolidated financial statements include the accounts of Learn2 and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. (Note 4)

Reclassifications

     Certain amounts in the prior periods' consolidated financial statements have been reclassified for comparative purposes to conform to the current period presentation.

Use Of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

     Effective January 1, 2000, Learn2 adopted Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements". SAB No. 101 expresses the views of the Securities and Exchange

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission ("SEC") in applying accounting principles generally accepted in the United States to certain revenue recognition issues (Note 3).

     Learn2 generates revenue primarily from the sales and licensing of computer software training products and technologies, product development agreements, and broadcast messaging services.

     Revenue from software license agreements is recognized in accordance with the provisions of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition". Software product sales under such license agreements are recognized as revenue upon shipment of the products to customers, provided that there are no significant vendor obligations and collection of the related receivable is probable. In circumstances whereby Learn2 has established vendor specific objective evidence, Learn2 accounts for insignificant vendor obligations and post-contract support over the service period.

     Revenue from on-line sales is recognized when persuasive evidence of an arrangement exits, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Learn2 defers a portion, generally 10% of the selling price of on-line products for hosting and recognizes that hosting ratably over the contractual period. Learn2 recognizes the two components, the software, (or training course) and the service (or hosting) based on their relative fair values.

     Revenue from physical product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped. A reserve is made at the time the related revenue is recognized for estimated product returns based on history, cooperative advertising, or other promotions which may occur under programs Learn2 has with its customers.

     Revenues from broadcast messaging transactions are recognized at the time the broadcast is sent, as Learn2 has no further significant obligations.

Research and Product Development Capitalized Expenditures

     SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", provides for the capitalization of certain software development costs once technological feasibility has been established and until such time as the product is available for general release. All costs incurred prior to technological feasibility are expensed as research and development costs when incurred.

     As described in Note 4, Learn2 allocates a portion of the cost of acquired enterprises to capitalized software based upon the estimated fair value of capitalized software, including software in various stages of development. The fair value of software development projects which have not yet reached technological feasibility and which have no alternative use are expensed as research and development in the period acquired. The fair values of all other developed software products are included in capitalized software and amortized over the expected remaining life of the specific software products. During 1999, in connection with businesses acquired, Learn2 acquired approximately $16.5 million of capitalized software.

     Certain costs of developing and producing tutorials have also been capitalized. In addition, Learn2 capitalizes certain development costs related to its Broadcast Messaging Services Segment. Capitalized costs include direct labor, materials and subcontractors. During 2000 and 1999, Learn2 capitalized approximately $602,000 and $1.0 million, respectively. These capitalized costs are amortized on a straight-line basis over an estimated useful life of two years.

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Total amortization expense related to capitalized software for the years ended December 31, 2000 and 1999, was approximately $1.9 million and $1.3 million, respectively.

Advertising Expenses

     Except for cooperative advertising (Note 3), Learn2 expenses the cost of advertising and promoting its services as incurred. Such costs are included in sales and marketing in the consolidated statements of operations and totaled approximately $1.3 million, $5.1 million and $178,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Internal-Use Software

     Learn2 accounts for internal use software in accordance with AICPA's SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires certain direct development costs associated with internal-use software to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred.

Concentration of Credit Risk

     Financial instruments, which subject Learn2 to concentrations of credit risk, consist primarily of its holdings of cash and cash equivalents and accounts receivable. Learn2's credit risk is managed by investing its cash in high-quality money market instruments and securities of high grade corporate issuers.

     Credit is extended to customers based on an evaluation of their financial condition and collateral is not required. Learn2 performs on-going credit evaluations of its customers and maintains an allowance for doubtful accounts.

Fair Value of Financial Instruments

     Learn2's financial instruments consist of cash and cash equivalents, investments in marketable securities, accounts receivable, accounts payable and accrued expenses. At December 31, 2000 and 1999, the carrying amounts of these instruments approximated their fair value.

Income Taxes

     Learn2 accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date.

Stock-Based Compensation

     Learn2 accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation". APB No. 25 provides that the

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

compensation expense related to Learn2's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123 (Note 11). Learn2 accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

     In April 2000, the FASB issued FASB Interpretation No. 44, ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25." This interpretation, which is effective from July 1, 2000, (although certain conclusions in the Interpretation cover specific events that occurred after either December 15, 1998 or January 12,
2000), is intended to clarify certain problems that have arisen in practice since the issuance of APB 25 including the definition of employee for the purpose of applying APB 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option award and the accounting for an exchange of stock compensation awards in a business combination. Learn2 adopted FIN 44 during the year ended December 31, 2000. The adoption of FIN 44 did not have a material impact on Learn2's financial statements.

Cash, Cash Equivalents and Investments in Marketable Securities

     Learn2 considers cash equivalents to be all highly liquid investments with a remaining contractual maturity at the date of purchase of three months or less.

     Learn2 classifies its investments in marketable securities as available-for-sale. Accordingly, these investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Learn2 had no material unrecognized gains or losses for the years ended December 31, 2000, 1999 or 1998. Learn2 recognizes gains and losses when securities are sold using the specific identification method. For the years ended December 31, 2000, 1999 and 1998, Learn2 did not recognize any material gains or losses upon the sale of securities.

Inventories

     Inventories are carried at the lower of cost or market, determined on a first-in first-out basis. Cost is determined using the average cost method. Inventories consist primarily of finished goods.

Fixed Assets

     Fixed assets are recorded at cost and are depreciated using accelerated and straight-line methods. Leasehold improvements are amortized over their estimated useful lives, or the term of the leases, whichever is shorter.

Intangible Assets

     Intangible assets relate primarily to the value of installed customer lists, proven research and development and trade names of companies acquired. The cost of the installed customer base, proven research and development and trade names is being amortized on a straight-line basis over periods ranging from 5 to 20 years.

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

     Goodwill represents the excess of purchase price over the fair value of the identified net assets acquired. Goodwill is amortized over its estimated useful life, generally twenty years. Goodwill amortization expense for the year ended December 31, 2000 and 1999 was approximately $1.3 million and $796,000, respectively. No goodwill amortization was recorded in 1998.

Impairment of Long-Lived Assets

     Long-lived assets including goodwill, intangible assets, and capitalized software are impaired whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and provides currently for any identified impairments. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated and undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In circumstances where impairment is determined to exist, Learn2 will write down the asset to its fair value. As a result of this review, in 2000, Learn2 recorded an impairment charge against goodwill, capitalized software and intangible assets of approximately $17.9 million (Note 4).

Basic and Diluted Net Loss Per Share

     Basic loss per share was determined by dividing net loss available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share is determined by dividing net loss by diluted weighted average shares outstanding. Diluted weighted average shares reflects the dilutive effect, if any, of common equivalent shares and nominal issuances. Common equivalent shares include common stock options and warrants to the extent their effect is not antidilutive, based on the treasury stock method.

     Diluted weighted average shares outstanding do not include 13,188,181, 13,033,193 and 3,903,679 common equivalent shares at December 31, 2000, 1999 and 1998, respectively, as their effect would be anti-dilutive.

New Accounting Pronouncements

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a Replacement of Statement No. 125", which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 revises criteria for accounting for securitizations, other financial asset transfers and collateral, and introduces certain new disclosures, but otherwise carries forward most of the provisions of SFAS No. 125 without amendment. SFAS No. 140 has an immediate impact with respect to the collateral provisions of SFAS No. 125, which must be applied for fiscal years ending after December 15, 2000. The other provisions of SFAS No. 140 apply prospectively to transfers of financial assets and extinguishments of liabilities occurring after March 31, 2001, except for transfers of assets required by commitments made before March 31, 2001, to transferees or beneficial interest holders other than the transferor, its affiliates, or its agents. Management does not believe that the adoption of SFAS No. 140 will have a material impact on the Learn2's results of operations.

     In June 2000, FASB issued SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities", which amends the accounting and reporting standards of SFAS No. 133, "Accounting For Derivatives and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

hedging activities. SFAS No 133 is effective for all fiscal quarters beginning after June 15, 2000 (as amended by SFAS No. 137) and will not require retroactive restatement of prior period financial statements. The adoption of SFAS 133 did not have a material impact on Learn2's results of operations.

NOTE 3. CHANGE IN ACCOUNTING PRINCIPLE

     Effective January 1, 2000, Learn2 adopted SAB No. 101. Learn2's adoption of SAB 101 resulted in a change in method of accounting for cooperative advertising expenses. In accordance with previously existing accounting principles, Learn2 recorded cooperative advertising expenses as a sales and marketing expense. During 2000, as a result of new interpretations of generally accepted accounting principles by the SEC through the issuance of SAB No. 101, Learn2 was required to change the accounting policy for cooperative advertising, to record these expenses as a reduction of gross revenues.


     The effect of the adoption of SAB No. 101 as of January 1, 2000 for the year ended December 31, 2000 was to decrease both revenues and sales and marketing expenses by approximately $3.5 million. SAB No. 101 has been adopted as a change in accounting principle, effective January 1, 2000. The adoption of the SAB resulted in no change to previously reported results, as this was a reclassification between revenue and sales and marketing expenses. In addition, Learn2 has applied the provisions of SAB No. 101 to its results for the first three quarters of the year ended December 31, 2000, as reflected in Quarterly Financial Data on page 107. The adjustment for the year ended December 31, 1999 was a decrease to both net revenues and sales and marketing expenses of $1.3 million.


NOTE 4. BUSINESS COMBINATIONS

POOLING TRANSACTION

Panmedia Acquisition

     On May 13, 1999, Learn2 acquired all of the outstanding common stock of Panmedia and accounted for the transaction as a pooling-of-interests. Learn2 exchanged 1,543,860 shares of Learn2 common stock for all the outstanding common shares of Panmedia. Accordingly, the accompanying consolidated financial statements and footnotes for the years ended December 31, 1999 and 1998 have been restated to include the operations of Panmedia.

     For the year ended December 31, 1998, Panmedia's revenues were approximately $1.1 million. For the year ended December 31, 1998, Panmedia's net income was approximately $347,000. For the period from January 1, 1999 through May 13, 1999, prior to acquisition, Panmedia's revenues and net income were approximately $631,000 and $17,000, respectively.

PURCHASE TRANSACTIONS

ViaGrafix Acquisition

     On August 23, 1999, Learn2 acquired all of the outstanding stock of ViaGrafix Corporation ("ViaGrafix"), a publicly traded company. Under the terms of the agreement, Learn2 issued approximately 10.7 million shares of its common stock. This represented 1.846 shares for each share of ViaGrafix common stock outstanding. The total value of the transaction was approximately $62.0 million including approximately $2.2 million of assumed liabilities, which consisted primarily of accounts payable, accrued expenses and other current liabilities. The transaction was accounted for using the purchase method of accounting. The results of ViaGrafix for the period from August 23, 1999 through

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 4. BUSINESS COMBINATIONS (CONTINUED)

December 31, 1999 are included in the consolidated statements of operations for the year ended December 31, 1999.

     Under the purchase method of accounting, the assets and liabilities acquired were recorded based upon fair values at the date of acquisition. Learn2 recorded approximately $15.7 million in goodwill and $14.1 million in other intangible assets and capitalized software which were being amortized over five to twenty years. Learn2 recorded approximately $804,000 and $365,000 in amortization expense relating to these intangible assets during the years ended December 31, 2000 and 1999, respectively. The accompanying consolidated statement of operations for the year ended December 31, 1999 also includes charges of approximately $15.1 million associated with the write-off of acquired in-process technology and approximately $1.0 million associated with a restructuring charge which includes the write-off of redundant assets, excess office space and employee severance.

     As a result of the operating losses incurred by ViaGrafix, Learn2 reviewed the recoverability of the goodwill and other intangible assets associated with its acquisition of ViaGrafix in accordance with its accounting policy for long-lived assets. Based on an analysis of projected undiscounted cash flows, Learn2 determined that the carrying value of such goodwill and other intangible assets was impaired. Learn2 engaged an outside appraiser to assist with the analysis and based upon the resulting valuation, Learn2 recognized approximately $17.9 million in impairment charges. The impairment charge was comprised of approximately $8.9 million of goodwill, $8.5 million of intangible assets, and $465,000 of capitalized software. The impairment charges are equal to the difference between the carrying amount of these assets and the estimated fair value at December 31, 2000.

Street Technologies Acquisition

     On February 16, 1999, Learn2 acquired all of the outstanding stock of Street Technologies, Inc., a privately held company. To consummate the transaction, Learn2 issued 4,948,182 shares of common stock and 21,644 shares of Series D 8% Preferred Stock (the "Series D Preferred Stock") with an aggregate liquidation preference of $21.6 million. On July 29, 1999, the Series D Preferred Stock was converted into 7,214,666 shares of common stock, the day after the common stockholders' approved the conversion. The total value of the transaction was approximately $40.4 million including $3.1 million of assumed liabilities, which consisted primarily of deferred revenue. The transaction was accounted for using the purchase method of accounting. The results of Street Technologies, Inc. are included in Learn2's consolidated statement of operations from February 16, 1999 through December 31, 1999.

     Under the purchase method of accounting, the assets and liabilities acquired were recorded based upon fair values at the date of acquisition. Learn2 recorded approximately $9.9 million in goodwill and $18.2 in other intangible assets and capitalized software which are being amortized over seven to twenty years. Learn2 recognized approximately $4.9 million and $1.5 million in amortization expense relating to these intangible assets during the years ended December 31, 2000 and 1999, respectively. The accompanying consolidated statement of operations for the year ended December 31, 1999 also includes approximately $2.3 million associated with a restructuring charge which includes the write-off of redundant assets, excess office space and employee severance.

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 4. BUSINESS COMBINATIONS (CONTINUED)

     The following table sets forth the calculation of the purchase price for the acquisitions (in thousands):

                                            STREET TECHNOLOGIES, INC.
VIAGRAFIX     TOTAL
                                            -------------------------
---------    --------
Common and Preferred Stock issued.........           $36,489
$56,776     $ 93,265
Assumed liabilities.......................             3,133
2,177        5,310
Acquisition costs.........................               782
3,042        3,824
                                                     -------
-------     --------
  Total...................................           $40,404
$61,995     $102,399
                                                     =======
=======     ========

     The purchase price of the acquisitions were allocated to the net assets based upon their fair values at the time of the acquisitions. Their fair values were determined by an independent appraisal. The appraisal incorporated proven valuation procedures and techniques. The following table sets forth the allocation of the purchase price of the acquisitions (in thousands):

                                            STREET TECHNOLOGIES, INC.
VIAGRAFIX     TOTAL
                                            -------------------------
---------    --------
Current assets............................           $ 1,763
$13,077     $ 14,840
Fixed assets..............................               343
3,407        3,750
Other assets..............................               490
693        1,183
Capitalized software......................            14,717
1,768       16,485
Intangible assets.........................             3,519
12,300       15,819
Acquired in-process technology............             9,677
15,100       24,777
Goodwill..................................             9,895
15,650       25,545
                                                     -------
-------     --------
  Total assets acquired...................           $40,404
$61,995     $102,399
                                                     =======
=======     ========

     The following table sets forth the cash utilized and acquired in the acquisitions (in thousands):

                                             STREET TECHNOLOGIES, INC.
VIAGRAFIX     TOTAL
                                             -------------------------
---------    -------
Cash acquired..............................            $ 774               $
9,566     $10,340
Less: acquisitions costs...................             (782)
(3,042)     (3,824)
                                                       -----
-------     -------
Net cash (utilized) acquired in
  acquisitions, net of acquisition costs...            $  (8)              $
6,524     $ 6,516
                                                       =====
=======     =======

     Acquired in-process technology has been expensed as a charge against operations and is included in the accompanying consolidated statement of operations for the year ended December 31, 1999. The amount allocated to acquired in-process technology relates to projects that had not yet reached technological feasibility and that, until completion of development, had no alternative future use. These projects required substantial development and testing prior to reaching technological feasibility.

     The following unaudited pro forma information has been prepared assuming that the acquisitions of ViaGrafix and Street Technologies, Inc. had taken place at the beginning of the respective periods

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 4. BUSINESS COMBINATIONS (CONTINUED)

presented. The pro forma financial information is not necessarily indicative of the combined results that may occur in the future.

                                                             PRO FORMA FOR
                                                            THE YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                           1999         1998
                                                         ---------    ---------
                                                              (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT
                                                            PER SHARE DATA)
Revenue................................................  $ 28,702     $ 25,241
Loss from operations...................................   (34,937)      (8,530)
Net loss available to common shareholders..............   (33,504)     (16,808)
Loss per share.........................................     (0.73)       (0.51)

NOTE 5. CERTAIN CONSOLIDATED BALANCE SHEET COMPONENTS

     Inventories consisted of the following:

                                                               DECEMBER 31,
                                                              --------------
                                                               2000     1999
                                                              ------    ----
                                                              (IN THOUSANDS)
Raw materials...............................................  $  577    $375
Finished goods..............................................     916     422
                                                              ------    ----
                                                              $1,493    $797
                                                              ======    ====

     Fixed assets, at cost consisted of the following:

                                                                  DECEMBER 31,
                                               DEPRECIABLE
------------------
                                               LIFE (YEARS)     2000       1999
                                               ------------    -------
-------
                                                                 (IN THOUSANDS)
Land.........................................                  $   315    $
430
Building and leasehold improvements..........     5 - 39         2,232
2,532
Equipment....................................      3 - 7         4,344
2,520
Furniture and fixtures and other.............      3 - 7           661
670
                                                               -------
-------
                                                                 7,552
6,152
Less: accumulated depreciation and
  accumulated amortization...................                   (2,571)
(1,605)
                                                               -------
-------
                                                               $ 4,981    $
4,547
                                                               =======
=======

     Depreciation expense related to fixed assets was approximately $1.1 million, $708,000, and 1.8 million in 2000, 1999 and 1998, respectively.

     During 2000, Learn2 disposed of approximately $792,000 of fixed assets as a result of a reduction in capacity and recognized a gain on those assets of $46,000 in the December 31, 2000 consolidated financial statements. In 1999, Learn2 wrote-off approximately $1.4 million of redundant fixed assets in connection with the acquisition of Street Technologies, Inc. During 1998, Learn2 disposed of approximately $1.8 million of fixed assets as a result of a reduction in capacity and recognized a loss in the December 31,

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 5. CERTAIN CONSOLIDATED BALANCE SHEET COMPONENTS (CONTINUED)

1998 consolidated financial statements related to the disposition of these assets of approximately $1.5 million.

     Intangible assets consisted of the following:

                                                              DECEMBER 31,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
                                                             (IN THOUSANDS)
Assembled workforce......................................  $ 1,954    $ 2,841
Customer lists...........................................    2,080      4,561
Tradenames...............................................    3,229      8,778
                                                           -------    -------
                                                             7,263     16,180
Less: accumulated amortization...........................   (2,252)      (923)
                                                           -------    -------
                                                           $ 5,011    $15,257
                                                           =======    =======

     Amortization expense related to intangible assets was approximately $1.7 million and $923,000 in 2000 and 1999, respectively. Amortization expense in 1998 was immaterial.

     Accrued expenses consisted of the following:

                                                               DECEMBER 31,
                                                             ----------------
                                                              2000      1999
                                                             ------    ------
                                                              (IN THOUSANDS)
Payroll and related........................................  $  598    $  849
Restructuring..............................................      --       691
Acquisition................................................      --       643
Royalties..................................................     198       192
Legal and corporate........................................     640       555
Interest and taxes.........................................     624        57
Due to factor..............................................     752        --
Other......................................................     719     1,028
                                                             ------    ------
                                                             $3,531    $4,015
                                                             ======    ======

     During 2000 Learn2 entered into a financing arrangement, expiring June 1, 2001, with a lender. The arrangement provides for sale, assignment and transfer of certain trade receivables, as defined. Based upon the terms of the arrangement, the lender may return any of the transferred trade receivables not collected in ninety days of original invoice date. As of December 31, 2000, Learn2 transferred approximately $1.2 million of trade receivables, and was obligated to the lender for $752,000 (included in other accrued expenses above), and recorded $51,000 in financing expenses at a rate of 5%.

NOTE 6. CONVERTIBLE DEBENTURE

     On March 10, 2000, Learn2 sold a three year, $10.0 million, 6% convertible debenture and a warrant to purchase 337,268 shares of common stock to an investor. The debenture is convertible at any time at the option of the holder at a conversion price of $0.41 (as reset on March 10, 2001) per share and is subject to anti-dilution provisions. Under certain conditions, the debenture automatically converts after one year. The conversion price of the debenture may be reset to the market value of Learn2's common stock on the second anniversary of the issuance of the convertible debenture if the price of Learn2's common

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 6. CONVERTIBLE DEBENTURE (CONTINUED)

stock declines below $0.41. Learn2 will record additional interest expense as a result of the reset of the original conversion price from $6.00 to $0.41 during the first quarter of 2001.

     The warrant to purchase 337,268 shares of Learn2's common stock is exercisable for a five-year period at $7.41 per share. The fair value of the warrant of $1.0 million has been recorded as a debt discount to be amortized over the life of the related debt.


     RGC agreed to waive its rights under the Debenture to declare an event of default with regard to Learn2's failure to register shares of common stock, issuable as a result of a conversion price reset on March 10, 2001, pending the earlier of (x) the termination of the merger agreement, (y) September 30, 2001 and (z) the date of occurrence of an event of default under the $2 million convertible promissory note issued to E-Stamp by Learn2. On August 2, 2001, Learn2's common stock was delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board. The delisting of Learn2's common stock from the Nasdaq Natural Market is an event of default under Learn2's $10 million convertible debenture. The holder of Learn2's $10 million convertible debenture could declare the convertible debenture due and payable upon the earlier of the dates described in the waiver, including the earlier of the termination of the merger agreement and September 30, 2001.


NOTE 7. PRIVATE PLACEMENTS

     In May 1998, Learn2 sold, pursuant to a private placement, Secured Promissory Notes ("Notes") in the aggregate principal amount of $4,500,000 and warrants for 675,000 shares of common stock at an exercise price of $0.01 per share. Learn2 allocated approximately $1,200,000 of the proceeds from the Notes to the warrants based on the relative fair values of the Notes and the warrants. Accordingly, Learn2 amortized the related debt discount to interest expense over the period from May 6, 1998 (date of issuance) to July 13, 1998. All of such warrants were exercised in June 1998. On July 9, 1998, Learn2 obtained stockholder approval for, among other things, an increase in its authorized common stock (the "Certificate of Amendment") at its 1998 Annual Meeting of Stockholders. The Certificate of Amendment was filed on July 10, 1998. On July 13, 1998, the holders of the Notes exchanged the Notes for 4,500 shares of Learn2's Series B Convertible Preferred Stock, $0.01 par value per share and warrants to purchase 1,125,000 shares of common stock at an exercise price of $0.01 per share. Learn2 allocated $3,000,000 to Series B Convertible Preferred Stock and $1,500,000 to warrants in accounting for the exchange.

     In May 1998, Learn2 also sold, pursuant to a private placement, shares of Series A Preferred Stock in the aggregate amount of $5,500,000 and warrants for 1,375,000 shares of common stock at an exercise price of $0.01 per share. Learn2 allocated approximately $2,500,000 of the proceeds from the Series A Preferred Stock to the warrants based on the relative fair values of the Series A Preferred Stock and the warrants. All of such warrants were exercised in June 1998. On July 13, 1998, after the Certificate of Amendment was approved by Learn2's stockholders and was filed with the Secretary of State of the State of Delaware, the exchange of 5,500 shares of Series A Preferred Stock for 5,500 shares of Series B Convertible Preferred Stock was effected. As of December 31, 1999, all shares of Series A and Series B Convertible Preferred Stock were converted into common stock.

     For the year ended December 31, 1998, Learn2 was required to increase the loss attributable to common stockholders, as a result of the beneficial conversion feature which arose due to the increase in the market price of the Company's common stock from the date Learn2 received commitments with respect to the $10,000,000 financing (April 20, 1998) to the date of issuance of the Series B Convertible Preferred Stock (July 13, 1998). The beneficial conversion feature is based upon the difference between

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 7. PRIVATE PLACEMENTS (CONTINUED)

the market price of the 5,000,000 shares of common stock into which the Series B Convertible Preferred Stock is convertible and the carrying value of the Series B Convertible Preferred Stock on the date of authorized issuance, but is limited (as discussed above) to the proceeds received with respect to each security issued. As Learn2 allocated $3,000,000 of proceeds to the Series B Convertible Preferred Stock and approximately $2,500,000 of proceeds to the Series A Preferred Stock, the amount of the beneficial conversion feature is approximately $5,500,000. The one-time occurrence was accounted as a non-cash dividend and had no effect on Learn2's net loss or aggregate stockholders' equity.

     In December 1998, Learn2 sold, pursuant to a subscription agreement, 1,666,667 shares of common stock for $5,000,000, or $3.00 per share and rights to purchase an additional 100,000 and 650,000 shares of common stock for $0.01 and $4.50, respectively, to Fletcher International Limited ("Fletcher"). In January 1999, the above agreement was amended and Learn2 granted a new right to Fletcher to purchase an additional 100,000 shares of common stock for $0.01 per share.

     In November 1999, Learn2 granted an additional right to Fletcher to purchase 50,000 shares of common stock for $0.01 per share as settlement for our obligations incurred due to the late effectiveness of a registration statement. The value of the additional shares issued was approximately $147,000 and was recorded as an additional financing cost.

NOTE 8. NON-RECURRING AND RESTRUCTURING CHARGES

     During the second quarter of 2000, Learn2 completed the integration of the ViaGrafix and Panmedia mergers which began in 1999. As a result, Learn2 recorded a non-recurring charge of $641,000, primarily for severance.

     In May 1999, Learn2 recorded a non-recurring charge of $277,000 for transaction costs associated with the Panmedia merger.

     During 1999, Learn2 recorded a charge of approximately $2.3 million of incurred direct costs primarily related to the acquisition of Street Technologies, Inc. and Learn2's reorganization plans to integrate the operations of Street Technologies, Inc. and Learn2. The charges were primarily comprised of the following: approximately $1.4 million to write-off redundant assets, $383,000 excess office space and other costs and $600,000 in employee severance costs.

     During 1999, following the acquisition of ViaGrafix, Learn2 recorded restructuring charges of approximately $999,000 comprised of $791,000 related to employee severance, $40,000 representing the write-off of redundant assets and $168,000 related to excess office space and other costs.

NOTE 9. SALE OF DESIGN CAD SOFTWARE PRODUCT LINE

     On March 8, 2000, Learn2 sold the DesignCAD software product line for $800,000 in cash to Websoft, Inc., a privately held company, the president of which is a former employee of Learn2. Learn2 recognized a loss on this transaction of approximately $14,000 that is included in interest and other income (expense), net in the consolidated statement of operations for the year ended December 31, 2000.

NOTE 10. INCOME TAXES

     Learn2 did not provide any current or deferred United States federal income tax provision or benefit for any of the periods presented because it has experienced operating losses since inception. Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Because Learn2's

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 10. INCOME TAXES (CONTINUED)

utilization of these deferred tax assets is dependent on future profits which are not assured, a valuation allowance equal to the deferred tax assets has been provided.

     At December 31, 2000, Learn2 had approximately $100.0 million of net operating loss carryforwards ("NOL's") that will expire through 2020. Due to the issuance and sale of common stock, Learn2 incurred ownership changes that will result in a limitation of the use of NOL's incurred through the date of these ownership changes.

     Significant components of Learn2's deferred income tax assets and liabilities as of December 31, 2000 and 1999 are as follows (in thousands):

                                                           2000        1999
                                                         --------    --------
Net operating loss.....................................  $ 40,000    $ 33,168
Other..................................................        --       3,818
                                                         --------    --------
Net deferred tax assets................................    40,000      36,986
Valuation allowance....................................   (40,000)    (36,986)
                                                         --------    --------
Net asset..............................................  $     --    $     --
                                                         ========    ========

     Prior to being acquired by Learn2, Panmedia elected S Corporation status for federal and state income tax reporting purposes. As a result, Panmedia's earnings prior to the acquisition date are taxable directly to its shareholders. Learn2 remains liable, however, for the State of California taxes that are imposed on S Corporations.

NOTE 11. STOCKHOLDERS' EQUITY

PREFERRED STOCK

     In February 1999, Learn2 issued 21,644 shares of Series D Convertible Preferred Stock in connection with the acquisition of Street Technologies, Inc. which were converted into 7,214,666 shares of common stock in the third quarter of 1999. There are no shares of Preferred Stock issued or outstanding as of December 31, 2000.

STOCK INCENTIVE PLANS

     The Learn2 Stock Incentive Plans (collectively the "Plans") allow Learn2 to grant options to certain employees and outside directors allowing them to purchase common stock under one of several incentive stock option plans. Learn2 assumed options outstanding under stock option plans in connection with its acquisitions of Street Technologies, Inc. and ViaGrafix totaling 2,897,147 shares on an as-converted basis. The exercise prices represent the estimated fair value of the options at the date of grant adjusted for the conversion ratio relating to the acquisitions. Under the Plans, Learn2 may grant options to its employees and outside directors for up to 9,473,871 shares of common stock. As of December 31, 2000 the Plans had 6,977,644 option shares outstanding and 2,496,227 shares available to grant. Of the 6,977,644 shares outstanding, 21,250 shares are subject to an Option Share Repurchase Agreement with certain stockholders.

     Pursuant to the Option Share Repurchase Agreement, Learn2 had the right to purchase up to 948,000 shares of common stock from certain stockholders at $0.003 per share. Learn2 may invoke this right in the event certain outstanding options are exercised. Learn2 intends to satisfy its obligations to issue shares of common stock upon any exercise of such options by delivering to the exercising optionee(s) shares of treasury stock, thereby resulting in no change in the number of outstanding shares of common stock. All of

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 11. STOCKHOLDERS' EQUITY (CONTINUED)

the 21,250 shares remaining under the Option Share Repurchase Agreement have corresponding option grants. Transactions in stock options under the Plans are summarized as follows:

                                     OPTION SHARE
                                      REPURCHASE     WEIGHTED AVERAGE      STOCK
      WEIGHTED AVERAGE
                                      AGREEMENT       EXERCISE PRICE
OPTIONS       EXERCISE PRICE
                                     ------------    ----------------
----------    ----------------
Balance at December 31, 1997.......     51,000            $2.24
1,041,265         $ 4.96
  Granted..........................         --               --
516,825           1.72
  Exercised........................    (41,500)            0.63
(308,115)          2.65
  Reassigned.......................     69,000             1.25
(69,000)          1.25
  Canceled.........................    (33,000)            3.56
(998,200)          4.90
                                       -------
----------
Balance at December 31, 1998.......     45,500            $1.25
182,775         $ 1.44
  Granted..........................         --               --
7,686,850           3.60
  Assumed..........................         --               --
2,897,147           3.52
  Exercised........................         --               --
(365,013)          1.57
  Canceled.........................    (24,250)            1.25
(598,176)          4.47
                                       -------
----------
Balance at December 31, 1999.......     21,250            $1.25
9,803,583         $ 3.55
  Granted..........................         --               --
2,912,200           2.61
  Exercised........................         --               --
(819,865)         (1.89)
  Canceled.........................         --               --
(4,939,524)         (3.92)
                                       -------
----------
Balance at December 31, 2000.......     21,250            $1.25
6,956,394         $ 3.06
                                       =======
==========

     Transactions in stock options to employees, directors and consultants outside the Plans are summarized as follows:

                                                    STOCK       WEIGHTED AVERAGE
                                                   OPTIONS       EXERCISE PRICE
                                                  ----------    ----------------
Balance at December 31, 1997....................     737,500         $3.76
  Granted.......................................   3,056,500          1.98
  Exercised.....................................     (11,000)         1.32
  Canceled......................................    (956,000)         3.26
                                                  ----------
Balance at December 31, 1998....................   2,827,000         $2.02
  Granted.......................................          --
  Exercised.....................................  (1,655,222)         1.99
  Canceled......................................    (682,289)         2.04
                                                  ----------
Balance at December 31, 1999....................     489,489         $2.08
  Granted.......................................          --
  Exercised.....................................    (305,223)         1.84
  Canceled......................................     (29,266)         4.43
                                                  ----------
Balance at December 31, 2000....................     155,000         $1.90
                                                  ==========

     In May 1998, Learn2 exchanged with two board members their options to purchase 715,000 shares of common stock with an exercise price of $0.01 per share for 765,000 shares of common stock. Learn2 recognized a compensation charge of $1,377,000 related to this stock issuance.

     In February 1999, three members of the Board of Directors exercised options to purchase 960,000 shares of common stock for an aggregate amount of approximately $1.9 million. In connection with these

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 11. STOCKHOLDERS' EQUITY (CONTINUED)

exercises, Learn2 received promissory notes from these directors in the approximate amount of $1.7 million. The notes are due in 2004 and accrue interest at rates between 6% and 7%.

     On February 16, 1999, options to purchase 1,818,500 shares of Learn2's common stock were granted to certain employees of Street Technologies, Inc. as an inducement to retain the services of these employees. These options were all granted at fair market value on the date of grant and vest over a period of three to four years.

     On May 13, 1999, options to purchase 600,000 shares of Learn2's common stock were granted to certain employees of Panmedia as an inducement to retain the services of these employees. These options were all granted at fair market value on the date of grant and vest over a period of three to four years.

     On August 23, 1999, options to purchase 3,237,500 shares of Learn2's common stock were granted to certain employees of ViaGrafix as an inducement to retain the services of these employees. These options were all granted at fair market value on the date of acquisition by Learn2 and vest over a period of four years.

     The Learn2 Non-Employee Directors Plan ("Directors Plan"), adopted in 2000, allows Learn2 to grant options to its non-employee directors for up to 2,500,000 shares of common stock. As of December 31, 2000, the Directors Plan had 975,000 option shares outstanding and 1,525,000 available for grant.

     Transaction in stock options to outside non-employee directors are summarized as follows:

                                                      STOCK     WEIGHTED AVERAGE
                                                     OPTIONS     EXERCISE PRICE
                                                     -------    ----------------
Balance at December 31, 1999.......................       --         $  --
  Granted..........................................  975,000          2.00
  Exercised........................................       --            --
  Canceled.........................................       --            --
                                                     -------
Balance at December 31, 2000.......................  975,000         $2.00
                                                     =======

     The following table summarizes information about the Plans and non-plan stock options outstanding at December 31, 2000:

                                   TOTAL OPTIONS OUTSTANDING
                           ------------------------------------------
                                          WEIGHTED                       TOTAL
OPTIONS EXERCISABLE
                                           AVERAGE
----------------------------
                                          REMAINING       WEIGHTED
        WEIGHTED
                             NUMBER      CONTRACTUAL      AVERAGE         NUMBER
        AVERAGE
RANGE OF EXERCISE PRICES   OUTSTANDING      LIFE       EXERCISE PRICE
EXERCISABLE   EXERCISE PRICE
------------------------   -----------   -----------   --------------
-----------   --------------
 .002 $- $1.90......         1,458,831        6.9           $1.50
758,234        $1.39
1.90 $- $3.80......         5,569,951        7.3           $2.89
2,526,922        $2.62
3.80 $- $5.69......           689,775        8.6           $4.17
39,855        $4.80
5.69 $- $7.59......           383,087        5.6           $6.34
137,928        $6.61
7.60 $- $9.49......             6,000         .5           $7.96
6,000        $7.97
                            ---------
---------
                            8,107,644
3,468,939
                            =========
=========

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 11. STOCKHOLDERS' EQUITY (CONTINUED)

     Options vest over varying time periods ranging from zero to six years. During 1998, 527,500 outstanding options were repriced at the then current market value. Such options are included in both the granted and canceled options reported in the above schedule.

     Learn2 adopted SFAS No. 123, "Accounting for Stock Based Compensation", during 1996 and elected to continue to apply the intrinsic value method provided under APB Opinion No. 25 and related interpretations in accounting for its stock based compensation plans described above. If compensation costs for Learn2's stock-based compensation plans had been determined under the fair value method, Learn2's net loss available to common shareholders per share would have been increased to the pro forma amounts indicated below:

                                                       2000        1999
1998
                                                     --------    --------
--------
Net loss (in thousands)
  As Reported......................................  $(37,990)   $(41,036)
$(16,428)
  Pro forma........................................  $(40,972)   $(54,490)
$(19,177)
Basic and diluted loss per common share
  As Reported......................................  $  (0.72)   $  (1.06)   $
(0.92)
  Pro forma........................................  $  (0.78)   $  (1.40)   $
(1.07)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no expected dividend yield; expected volatility of 124%; risk free interest rate of 4.62%; and expected lives of two to ten years, depending on the characteristics of the individual grants. The pro forma amounts are based upon assumptions that Learn2's management believes are reasonable. The assumptions used in option pricing models significantly affect the estimated value of stock benefits and, accordingly, the pro forma amounts do not purport to represent Learn2's results of operations for any future period.

     On April 10, 2001, our Board of Directors approved a plan under which each director, officer and employee would be given the opportunity to exchange their existing stock options for new stock options with an exercise price of $0.25 per share, subject to a new vesting schedule. Four members of Learn2's Board of Directors have agreed that their previously vested stock options would be subject to an additional one year of vesting.

     On April 10, 2001, three members of Learn2's board of directors were granted stock options to purchase 1,000,000, 165,000 and 300,000, respectively, shares of common stock at an exercise price of $0.25 per share. Such options are subject to a one-year vesting period. These options were all granted at or above fair market value on the date of grant.

     On April 10, 2001, Learn2's President and Chief Executive Officer was granted stock options exercisable to purchase 825,000 shares of common stock at an exercise price of $0.25 per share, subject to a three-year vesting schedule. These options were all granted at or above fair market value on the date of grant.

     In lieu of paying $26,500 in director fees for his services as a director during fiscal year 2000, on April 10, 2001, a director was granted stock options exercisable to purchase 60,000 shares of common stock at an exercise price of $0.25 per share. Such options are subject to a one year vesting period. These options were all granted at or above fair market value on the date of grant.

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 11. STOCKHOLDERS' EQUITY (CONTINUED)

WARRANTS

     In 2000, the board of directors approved the grant of a warrant to purchase 250,000 shares of common stock at $1.31 per share in connection with the execution of a consulting agreement. The warrant became exercisable as follows, 40% upon inception, 40% on December 31, 2000, and 20% on June 2, 2001. The warrant was valued using the Black Scholes option-pricing model. In accordance with EITF 00-18, "Accounting Recognition for Certain Transaction Involving Equity Instruments Granted to Other than Employees", the warrant is being accounted for under the variable method of accounting and, accordingly, is required to be revalued to fair market value at each reporting period until such time the warrant is exercised or the service period is complete. Non-cash consulting expense related to the warrant for the year ended December 31, 2000 was approximately $11,000.

     In 2000, the board of directors approved the grant of warrants to purchase 150,000 shares of common stock with exercise prices ranging from $0.94 to $2.00 in connection with the execution of a consulting agreement. The warrant was valued using the Black Scholes option-pricing model. As the warrant vested immediately upon grant and is non-forfeitable, the warrant is being accounted for under the fixed method of accounting, and, accordingly, the value of the warrant of $87,000 is included in other current assets in the accompanying consolidated balance sheet as of December 31, 2000 and is being amortized over the life of the agreement. Amortization expense related to this asset for the year ended December 31, 2000 was approximately $5,000.

     Learn2 entered into certain advisory service agreements in 1999 and issued warrants totaling 1,000,000 shares of common stock with exercise prices ranging from $3.00 to $7.50 per share. The warrants were valued using the Black Scholes option-pricing model. One warrant totaling 250,000 shares vested immediately upon grant and is non-forfeitable, the warrant was accounted for under the fixed method, and, accordingly, the value of the warrant was recorded as a prepaid expense and was amortized over the life of the agreement. The remaining warrants, totaling 750,000 shares were for various advisory agreements with vesting periods ranging from eight months to two years and are non-forfeitable. As a result, the value of the warrants was recorded as a prepaid expense and were amortized over the life of the various agreements. As of December 31, 2000, the services required under these contracts have been completed and/or the service periods have expired. As of December 31, 2000 all of these warrants were outstanding.

     In May 1999, as part of a settlement of litigation, Learn2 issued warrants to purchase 25,126 shares of common stock with an exercise price of $5.97. The value of the warrant, approximately $150,000, was immediately expensed. As of December 31, 2000, this warrant has not been exercised.

     In connection with the convertible debenture (Note 6), Learn2 issued a warrant to purchase 337,268 shares of our common stock, exercisable at $7.41 per share with a five-year exercise period. The fair value of the warrant of approximately $1.0 million has been recorded as a debt discount and is being amortized over the life of the related debt.

     In May 1998, in connection with the private placements (Note 7), Learn2 issued warrants to purchase 675,000 and 1,375,000 shares of common stock at an exercise price of $0.01 per share. Learn2 allocated approximately $1,200,000 and $2,500,000, respectively, of the total proceeds of $10,000,000 to these warrants. All of the warrants were exercised in June 1998. In connection with the exchange of the Notes (Note 7) issued in the above mentioned private placement, Learn2 issued additional warrants to purchase 1,125,000 shares of common stock at an exercise price of $0.01 per share. In 1999 and 1998, 750,000 and 375,000, respectively shares of common stock were issued upon the exercise of these warrants.

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 11. STOCKHOLDERS' EQUITY (CONTINUED)

     In December 1998, as part of the stock subscription agreement between Learn2 and Fletcher (See Note 7), Learn2 issued rights to purchase an additional 100,000 and 650,000 shares of common stock for $0.01 and $4.50 per share, respectively. In January 1999, the above agreement was amended and a new right was granted to Fletcher for an additional 100,000 shares of common stock for $0.01 per share. As of December 31, 2000, 650,000 shares, exercisable at $4.50 per share remain outstanding. The fair value of the rights issued to Fletcher was treated as additional financing costs.

NOTE 12. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant off balance sheet and credit risk concentration. Learn2 has no significant off-balance-sheet concentration of credit risk such as foreign currency exchange contracts or other hedging arrangements. Financial instruments that subject Learn2 to credit risk are accounts receivable. Learn2 places its temporary cash in financial institutions. No customer represented greater than 10% of Learn2's total net revenues in 2000 or 1999. For the year ended December 31, 1998, two customers represented approximately 43% of Learn2's total net revenues.

     Two customers represented approximately 16.5% and 12.0%, respectively, of accounts receivable as of December 31, 2000.

NOTE 13. EMPLOYEE BENEFIT PLANS

Learn2 sponsors 401(k) plans for its employees allowing employees that qualify for participation under the plans to contribute up to 15% of their salary, before taxes, subject to a maximum contribution limit determined by the Internal Revenue Service. Learn2 matches 50% of participant contributions up to a maximum of 6% of a participant's salary. For the years ended December 31, 2000, 1999 and 1998, Learn2 made contributions to the plans of approximately $250,000, $104,000 and $148,000, respectively. Learn2 does not provide any post-retirement benefits other than the 401(k) plans.

NOTE 14. COMMITMENTS AND CONTINGENCIES

(A) LEASES

     Learn2 leases office facilities in New York, Colorado and California and certain office equipment under operating leases that expire at various dates through 2004. Rental expense for operating leases amounted to approximately $340,000, $397,000 and $462,000 for 2000, 1999 and 1998, respectively.

     Learn2's minimum payments under leases at December 31, 2000 are approximately $610,000 in 2001, $610,000 in 2002, $455,000 in 2003, and $314,000
in 2004. There are no rental commitments beyond 2004.

(B) LITIGATION

     On May 22, 1998, a lawsuit was filed in the United States District Court for the Northern District of Texas by Jonathan L. Gordon, as a putative class action against ViaGrafix Corporation and certain of its officers and directors claiming violations of the Securities Act of 1993 for alleged misrepresentations and omissions in ViaGrafix's prospectus issued in connection with its initial public offering made in March 1998. On February 1, 2001, a United States District Judge for the Northern District of Texas, entered a judgment dismissing, with prejudice, the lawsuit. On February 16, 2001, plaintiffs agreed not to take any

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

steps to vacate, modify or amend that judgment, and Learn2 agreed not to seek recovery of their attorney's fees or costs against the plaintiffs.

     In addition, Learn2 is involved in certain other legal proceedings and claims in the ordinary course of our business. Learn2 is vigorously contesting all such matters and management believes that their ultimate resolution will not have a materially adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 15. INDUSTRY SEGMENTS

     Based on the criteria established by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," Learn2 operates in two principal business segments: Learning Services and Broadcast Messaging Services. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management evaluates the performance of each segment on their respective revenues and gross profits. Learn2 does not allocate corporate overhead costs between the two segments. Management does not believe that allocating these expenses is material in evaluating each segment's performance.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues, which relate primarily to intercompany sales are valued at substantially the same rates and prices charged to external customers. The following tables set forth industry segment information for the years ended December 31, 2000, 1999, and 1998 (in thousands).

                                             REVENUES                      GROSS
PROFIT
                                   ----------------------------
----------------------------
                                    2000       1999       1998      2000
1999       1998
                                   -------    -------    ------    -------
-------    ------
Learning Services................  $17,932    $10,311    $2,674    $13,487    $
8,019    $2,202
Broadcast Messaging Services.....    4,308      1,970        --      2,331
1,027        --
Intersegment elimination.........     (170)       (60)       --       (128)
 (49)       --
                                   -------    -------    ------    -------
-------    ------
  Total..........................  $22,070    $12,221    $2,674    $15,690    $
8,997    $2,202
                                   =======    =======    ======    =======
=======    ======

                                                             IDENTIFIABLE ASSETS

-----------------------------
                                                         2000       1999
1998
                                                        -------    -------
-------
Learning Services.....................................  $49,918    $74,987
$13,419
Broadcast Messaging Services..........................      403        638
  --
                                                        -------    -------
-------
  Total...............................................  $50,321    $75,625
$13,419
                                                        =======    =======
=======

     Revenues from international sales represent 7.9% of net revenue for the year ended December 31, 2000. Revenues from international sales for the year ended December 31, 1999 were immaterial. There were no revenues from international sales in 1998.

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 16. NOTES TO UNAUDITED QUARTERLY FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2001

(a) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CURRENT DEVELOPMENTS

     On April 19, 2001, in order to facilitate Learn2's continued growth, Learn2 and E-Stamp Corporation ("E-Stamp") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, each share of Learn2 common stock will be converted into the right to receive shares of E-Stamp common stock such that the holders of E-Stamp common stock immediately prior to the merger will hold approximately 50.1%, and the former holders of Learn2's common stock (including the holder of Learn2's $10.0 million convertible debenture) will hold approximately 49.9%, of the combined company. The holder of Learn2's $10.0 million convertible debenture has agreed that, immediately prior to the completion of the merger, the debenture will be redeemed in exchange for E-Stamp's payment of $1.0 million and the issuance of approximately 26.5 million shares of Learn2's common stock.

     On April 25, 2001, E-Stamp loaned Learn2 $2.0 million. In connection with this loan, Learn2 issued to E-Stamp a $2 million convertible promissory note that bears interest at 10% per annum. The principal amount of the note, is due and payable on April 30, 2002. The note provides that upon the occurrence of specified events of default, E-Stamp may accelerate the maturity date of the note.

     The merger is subject to customary closing conditions, including approval by the stockholders of E-Stamp and Learn2.

BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States applicable to interim periods.

     The results of operations for any interim period are not necessarily indicative of the results to be expected for the full fiscal year or for any future period.

     The accompanying financial statements should be read in conjunction with the consolidated financial statements and related notes included in Learn2's Annual Report on Form 10-K for the year ended December 31, 2000. Certain reclassifications have been made to the prior year's financial statements to conform to the current period presentation.

(b) CHANGE IN ACCOUNTING PRINCIPLE

     Effective January 1, 2000, Learn2 adopted SAB No. 101. Learn2's adoption of SAB 101 resulted in a change in method of accounting for cooperative advertising expenses. In accordance with previously existing accounting principles, Learn2 recorded cooperative advertising expenses as a sales and marketing expense. During 2000, as a result of new interpretations of generally accepted accounting principles by the SEC through the issuance of SAB No. 101, Learn2 was required to change the accounting policy for cooperative advertising, to record these expenses as a reduction of gross revenues.

     The effect of the adoption of SAB No. 101 as of January 1, 2000 for the quarter ended March 31, 2000 was to decrease both revenues and sales and marketing expenses by approximately $1.0 million and thus the adoption of SAB No. 101 resulted in no change to previously reported results of operations, as

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 16. NOTES TO UNAUDITED QUARTERLY FINANCIAL STATEMENTS FOR THE THREE MONTHS

ENDED MARCH 31, 2001 (CONTINUED)
this was only a reclassification between revenue and sales and marketing expenses. Learn2's revenues and sales and marketing expenses for the quarters ended March 31, 2001 and 2000 reflect this change.

(c) CONVERTIBLE DEBENTURE

     On March 10, 2000, Learn2 entered into a Securities Purchase Agreement and pursuant thereto it issued a $10.0 million 6% convertible debenture due March 10, 2003. The debenture is convertible at any time at the option of the holder at a conversion price of $0.41 per share (as reset on March 10, 2001). In connection with the reset on March 10, 2001, Learn2 recorded interest expense of $9.0 million as a result of the reduction of the original conversion price from $6.00 to $0.41. The debenture is subject to anti-dilution provisions. The conversion price of the debenture also may be reset to the market value of Learn2's common stock on the second anniversary of the convertible debenture if the price of Learn2's common stock declines below $0.41 on the second anniversary. In addition, the holder was granted a five-year warrant to purchase 337,268 shares of Learn2 common stock exercisable at $7.41 per share. The value of this warrant has been recorded as a debt discount and is being amortized over the life of the related debt.

     On April 19, 2001, the holder executed a waiver agreeing not to exercise any of its rights under the debenture to declare an event of default or convert the debenture with certain exceptions as provided in the waiver; with respect to Learn2's failure to register shares of common stock, issuable as a result of the conversion price reset on March 10, 2001, provided that Learn2 files a registration statement by September 30, 2001 covering the shares of Learn2 common stock issuable under the debenture following the reset of the conversion price of the debenture.

     On April 19, 2001, Learn2, E-Stamp and the holder of the debenture entered into a redemption and termination agreement (the "Redemption and Termination Agreement"). Pursuant to the Redemption and Termination Agreement, the holder of the debenture has agreed that, immediately prior to the completion of the merger between Learn2 and E-Stamp, the debenture will be redeemed in exchange for E-Stamp's payment of $1.0 million, which will be accounted for as part of the purchase price the issuance of approximately 26.5 million shares of Learn2's common stock based on a conversion price of $0.41 per share plus accrued interest.

(d) SEGMENT INFORMATION

     Based on the criteria established by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," Learn2 operates in two principal business segments: Learning Services and Broadcast Messaging Services. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management evaluates the performance of each segment on their respective revenues and gross profits. Learn2 does not allocate corporate overhead costs between the two segments. Management does not believe that allocating these expenses is material in evaluating each segment's performance.

                                LEARN2.COM, INC.

                            AS OF DECEMBER 31, 2000

NOTE 16. NOTES TO UNAUDITED QUARTERLY FINANCIAL STATEMENTS FOR THE THREE MONTHS

ENDED MARCH 31, 2001 (CONTINUED)
     The following tables set forth industry segment information for the quarters ended March 31, 2001 and 2000:

                                                    NET REVENUES        GROSS
PROFIT
                                                  ----------------
----------------
                                                   2001      2000      2001
2000
                                                  ------    ------    ------
------
Learning Services...............................  $4,928    $4,206    $3,708
$3,112
Broadcast Messaging Services....................     645     1,273       604
  588
Intersegment Elimination........................     (13)      (32)       (8)
  (20)
                                                  ------    ------    ------
------
          Total.................................  $5,560    $5,447    $4,304
$3,680
                                                  ======    ======    ======
======

     Identifiable assets by segment are as follows:

                                                                 IDENTIFIABLE
ASSETS

-------------------------
                                                              MARCH 31,
DECEMBER 31,
                                                                2000
2000
                                                              ---------
------------
Learning Services...........................................   $46,979
$49,918
Broadcast Messaging Services................................       460
403
                                                               -------
-------
          Total.............................................   $47,439
$50,321
                                                               =======
=======

(e) LEGAL

     Learn2 is involved in claims and lawsuits that generally are incidental to its business. Learn2 is contesting vigorously all such matters and believes that their ultimate resolution will not have a material adverse effect on Learn2's consolidated financial position, results of operations or cash flows.

(f) SUBSEQUENT EVENTS

     On April 10, 2001, our Board of Directors approved a plan under which each director, officer and employee would be given the opportunity to exchange their existing options with new options to purchase common stock at an exercise price of $0.25 per share, subject to a new vesting schedule that will be approved by E-Stamp. As a result, E-Stamp and Learn2 are in the process of discussing appropriate vesting schedules and other matters concerning the Learn2 stock options.

     On April 17, 2001 in light of the decline of Learn2's stock price and in connection with the proposed merger with E-Stamp, the Board of Directors (i) waived the requirements that Messrs. Shupak, Ezrin, and Cannavino pledge additional shares of common stock as collateral for their loans as a result of stock option exercises in March of 1999 and (ii) subject to the closing of the merger with E-Stamp, approved the repricing of the stock options to the amount already paid.

     From the date of each of these repricings, the related options will be subject to variable accounting. As such, Learn2 will record a compensation expense of approximately $170,000 in the second quarter of 2001 relating to these repricings.

               INDEX TO E-STAMP SUPPLEMENTAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-30
Supplemental Balance Sheets as of March 31, 2001, December
  31, 2000 and 1999.........................................  F-31
Supplemental Statements of Operations for the three months
  ended March 31, 2001 and 2000 and the years ended December
  31, 2000, 1999, and 1998..................................  F-32
Supplemental Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Deficit) for the three
  months ended March 31, 2001 and the years ended December
  31, 2000, 1999, and 1998..................................  F-33
Supplemental Statements of Cash Flows for the three months
  ended March 31, 2001 and 2000 and the years ended December
  31, 2000, 1999, and 1998..................................  F-34
Notes to Supplemental Financial Statements..................  F-35

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
E-Stamp Corporation

     We have audited the accompanying supplemental balance sheets of E-Stamp Corporation as of December 31, 2000 and 1999, and the related supplemental statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2000. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of E-Stamp Corporation at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     The accompanying supplemental financial statements have been prepared assuming that E-Stamp Corporation will continue as a going concern. As more fully described in Note 1, in April 2001, the Company announced its intention to cease its current business operations prior to its proposed merger with Learn2.com. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
February 20, 2001
except for the third and fourth
paragraphs of Note 1 and Note 2, as to
which the date is April 20, 2001

                              E-STAMP CORPORATION

                          SUPPLEMENTAL BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)


 AS OF

DECEMBER 31,
                                                            MARCH 31,
---------------------
                                                              2001          2000
        1999
                                                           -----------
---------    --------
                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..............................   $  15,153     $
25,233    $118,689
  Restricted cash........................................       3,750
3,750          --
  Accounts receivable -- trade...........................         183
369         237
  Other receivable.......................................       1,448
847         253
  Inventory..............................................          --
--       2,120
  Prepaid marketing expenses.............................          --
--       6,156
  Prepaid expenses and other current assets..............       1,283
1,274       6,222
                                                            ---------
---------    --------
     Total current assets................................      21,817
31,473     133,677
Property and equipment, net..............................       3,524
5,493       2,740
Goodwill and other intangible assets, net................          --
4,741          --
Other assets.............................................       1,200
1,200          --
                                                            ---------
---------    --------
     Total assets........................................   $  26,541     $
42,907    $136,417
                                                            =========
=========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................   $   3,969     $
3,529    $  3,235
  Accrued liabilities....................................       1,593
2,140       5,636
  Accrued restructuring costs............................       2,380
5,933          --
  Deferred revenue.......................................         243
328         193
  Current portion of obligations under capital lease.....          --
--          23
                                                            ---------
---------    --------
     Total current liabilities...........................       8,185
11,930       9,087
Commitments and contingencies
Stockholders' equity:
  Common stock, $0.001 par value per share: 100,000
     shares authorized, 37,921, 38,014 and 39,110 shares
     issued and outstanding at March 31, 2001, December
     31, 2000, and 1999, respectively....................          38
38          39
  Additional paid-in capital.............................     224,852
224,878     224,835
  Notes receivable from employees and officers...........        (596)
(664)     (3,540)
  Deferred stock compensation............................      (3,432)
(4,622)    (15,327)
  Deferred distribution costs............................          --
--      (2,850)
  Accumulated deficit....................................    (202,506)
(188,653)    (75,827)
                                                            ---------
---------    --------
     Total stockholders' equity..........................      18,356
30,977     127,330
                                                            ---------
---------    --------
     Total liabilities and stockholders' equity..........   $  26,541     $
42,907    $136,417
                                                            =========
=========    ========

                            See accompanying notes.

                              E-STAMP CORPORATION

                     SUPPLEMENTAL STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      THREE MONTHS ENDED
                                          MARCH 31,               YEAR ENDED
DECEMBER 31,
                                     --------------------
---------------------------------
                                       2001        2000        2000         1999
       1998
                                     --------    --------    ---------
--------    --------
                                         (UNAUDITED)
General corporate expenses.........  $ (1,823)   $ (2,049)   $  (8,230)   $
(9,208)   $ (1,560)
Interest income....................       478       1,437        3,982
1,979         380
Interest expense...................       (21)        (32)        (178)
(37)        (10)
                                     --------    --------    ---------
--------    --------
Loss from continuing operations....    (1,366)       (644)      (4,426)
(7,266)     (1,190)
Loss from discontinued
  operations.......................   (12,487)    (29,044)    (108,400)
(48,144)     (9,520)
                                     --------    --------    ---------
--------    --------
Net loss...........................   (13,853)    (29,688)    (112,826)
(55,410)    (10,710)
Accretion on redeemable convertible
  preferred stock..................        --          --           --
(2,086)     (1,383)
                                     --------    --------    ---------
--------    --------
Net loss attributable to common
  stockholders.....................  $(13,853)   $(29,688)   $(112,826)
$(57,496)   $(12,093)
                                     ========    ========    =========
========    ========
Loss per share, basic and diluted:
  Continuing operations............  $  (0.04)   $  (0.02)   $   (0.12)   $
(0.42)   $  (0.09)
                                     ========    ========    =========
========    ========
  Discontinued operations..........  $  (0.33)   $  (0.80)   $   (2.92)   $
(2.78)   $  (0.73)
                                     ========    ========    =========
========    ========
  Net loss attributable to common
     stockholders..................  $  (0.37)   $  (0.82)   $   (3.04)   $
(3.32)   $  (0.92)
                                     ========    ========    =========
========    ========
Shares used in computing loss per
  share, basic and diluted.........    37,539      36,086       37,144
17,313      13,075
                                     ========    ========    =========
========    ========

                            See accompanying notes.

                              E-STAMP CORPORATION

       SUPPLEMENTAL STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                        REDEEMABLE
          NOTES
                                        CONVERTIBLE
        RECEIVABLE
                                      PREFERRED STOCK     COMMON STOCK
ADDITIONAL       FROM         DEFERRED       DEFERRED
                                     -----------------   ---------------
PAID-IN      EMPLOYEES        STOCK       DISTRIBUTION
                                     SHARES    AMOUNT    SHARES   AMOUNT
CAPITAL     AND OFFICERS   COMPENSATION      COSTS
                                     ------   --------   ------   ------
----------   ------------   ------------   ------------
BALANCE AT DECEMBER 31, 1997.......  2,500    $  6,126   13,008    $13      $
6,556      $    --        $     --      $      --
Issuance of Series B redeemable
 convertible preferred stock.......  4,188      15,960      --      --
 --           --              --             --
Issuance of notes receivable from
 employees for exercise of stock
 options...........................     --          --   1,738       2
651         (653)             --             --
Issuance of common stock to
 consultants for services..........     --          --      10      --
 82           --              --             --
Exercise of stock options..........     --          --     178      --
 70           --              --             --
Shares repurchased from
 employees.........................     --          --     (10)     --
 (4)          --              --             --
Deferred stock compensation........     --          --      --      --
3,624           --          (3,624)            --
Amortization of deferred stock
 compensation......................     --          --      --      --
 --           --             858             --
Accretion on redeemable convertible
 preferred stock...................     --       1,383      --      --
(1,383)          --              --             --
Net loss and comprehensive loss....     --          --      --      --
 --           --              --             --
                                     ------   --------   ------    ---
--------      -------        --------      ---------
BALANCE AT DECEMBER 31, 1998.......  6,688      23,469   14,924     15
9,596         (653)         (2,766)            --
Issuance of warrants for bridge
 loan..............................     --          --      --      --
 85           --              --             --
Issuance of Series C redeemable
 convertible preferred stock, net
 of issuance costs.................  2,929      28,879      --      --
 --           --              --             --
Common stock grants to
 executives........................     --          --     188      --
1,800           --              --             --
Issuance of common stock to
 strategic investors...............     --          --     726       1
8,799           --              --         (3,800)
Accretion on redeemable convertible
 preferred stock...................     --       2,086      --      --
(2,086)          --              --             --
Conversion of redeemable
 convertible preferred stock upon
 IPO...............................  (9,617)   (54,434)  12,021     12
54,422           --              --             --
Issuance of common stock upon IPO,
 net of issuance costs.............     --          --   8,050       8
125,398           --              --             --
Exercise of stock options..........     --          --     697      --
526           --              --             --
Issuance of notes receivable for
 exercise of stock options.........     --          --   2,886       3
3,079       (3,082)             --             --
Repayments of notes receivable from
 employees.........................     --          --      --      --
 --          168              --             --
Shares repurchased from employee...     --          --    (472)     --
(191)          27              --             --
Deferred stock compensation........     --          --      --      --
23,150           --         (23,150)            --
Amortization of deferred stock
 compensation......................     --          --      --      --
 --           --          10,589             --
Issuance of common stock to
 consultants for services..........     --          --       6      --
 37           --              --             --
Exercise of warrants...............     --          --      84      --
220           --              --             --
Amortization of deferred
 distribution costs................     --          --      --      --
 --           --              --            950
Net loss and comprehensive loss....     --          --      --      --
 --           --              --             --
                                     ------   --------   ------    ---
--------      -------        --------      ---------
BALANCE AT DECEMBER 31, 1999.......     --          --   39,110     39
224,835       (3,540)        (15,327)        (2,850)
Exercise of stock options..........     --          --      76      --
 45           --              --             --
Issuance of common stock under
 employee stock purchase plan......     --          --     152      --
457           --              --             --
Issuance of common stock in
 connection with acquisition.......     --          --   1,164       1
5,309           --          (1,200)            --
Amortization of deferred stock
 compensation......................     --          --      --      --
 --           --           8,040             --
Amortization of deferred
 distribution costs................     --          --      --      --
 --           --              --          2,850
Reversal of deferred stock
 compensation for terminated
 employees.........................     --          --      --      --
(3,865)          --           3,865             --
Compensation related to share
 repurchase........................     --          --      --      --
724           --              --             --
Shares repurchased.................     --          --   (2,488)    (2)
(2,627)       2,629              --             --
Payments on notes receivable.......     --          --      --      --
 --          247              --             --
Net loss and comprehensive loss....     --          --      --      --
 --           --              --             --
                                     ------   --------   ------    ---
--------      -------        --------      ---------
BALANCE AT DECEMBER 31, 2000.......     --          --   38,014     38
224,878         (664)         (4,622)            --
Amortization of deferred stock
 compensation (unaudited)..........     --          --      --      --
 --           --           1,190             --
Shares repurchased (unaudited).....     --          --     (93)     --
(68)          68              --             --
Compensation related to share
 repurchase (unaudited)............     --          --      --      --
 42           --              --             --
Net loss and comprehensive loss
 (unaudited).......................     --          --      --      --
 --           --              --             --
                                     ------   --------   ------    ---
--------      -------        --------      ---------
BALANCE AT MARCH 31, 2001
 (UNAUDITED).......................     --    $     --   37,921    $38
$224,852      $  (596)       $ (3,432)     $      --
                                     ======   ========   ======    ===
========      =======        ========      =========


                                                       TOTAL
                                                   STOCKHOLDERS'
                                     ACCUMULATED      EQUITY
                                       DEFICIT       (DEFICIT)
                                     -----------   -------------
BALANCE AT DECEMBER 31, 1997.......   $  (9,707)     $  (3,138)
Issuance of Series B redeemable
 convertible preferred stock.......          --             --
Issuance of notes receivable from
 employees for exercise of stock
 options...........................          --             --
Issuance of common stock to
 consultants for services..........          --             82
Exercise of stock options..........          --             70
Shares repurchased from
 employees.........................          --             (4)
Deferred stock compensation........          --             --
Amortization of deferred stock
 compensation......................          --            858
Accretion on redeemable convertible
 preferred stock...................          --         (1,383)
Net loss and comprehensive loss....     (10,710)       (10,710)
                                      ---------      ---------
BALANCE AT DECEMBER 31, 1998.......     (20,417)       (14,225)
Issuance of warrants for bridge
 loan..............................          --             85
Issuance of Series C redeemable
 convertible preferred stock, net
 of issuance costs.................          --             --
Common stock grants to
 executives........................          --          1,800
Issuance of common stock to
 strategic investors...............          --          5,000
Accretion on redeemable convertible
 preferred stock...................          --         (2,086)
Conversion of redeemable
 convertible preferred stock upon
 IPO...............................          --         54,434
Issuance of common stock upon IPO,
 net of issuance costs.............          --        125,406
Exercise of stock options..........          --            526
Issuance of notes receivable for
 exercise of stock options.........          --             --
Repayments of notes receivable from
 employees.........................          --            168
Shares repurchased from employee...          --           (164)
Deferred stock compensation........          --             --
Amortization of deferred stock
 compensation......................          --         10,589
Issuance of common stock to
 consultants for services..........          --             37
Exercise of warrants...............          --            220
Amortization of deferred
 distribution costs................          --            950
Net loss and comprehensive loss....     (55,410)       (55,410)
                                      ---------      ---------
BALANCE AT DECEMBER 31, 1999.......     (75,827)       127,330
Exercise of stock options..........          --             45
Issuance of common stock under
 employee stock purchase plan......          --            457
Issuance of common stock in
 connection with acquisition.......          --          4,110
Amortization of deferred stock
 compensation......................          --          8,040
Amortization of deferred
 distribution costs................          --          2,850
Reversal of deferred stock
 compensation for terminated
 employees.........................          --             --
Compensation related to share
 repurchase........................          --            724
Shares repurchased.................          --             --
Payments on notes receivable.......          --            247
Net loss and comprehensive loss....    (112,826)      (112,826)
                                      ---------      ---------
BALANCE AT DECEMBER 31, 2000.......    (188,653)        30,977
Amortization of deferred stock
 compensation (unaudited)..........          --          1,190
Shares repurchased (unaudited).....          --             --
Compensation related to share
 repurchase (unaudited)............          --             42
Net loss and comprehensive loss
 (unaudited).......................     (13,853)       (13,853)
                                      ---------      ---------
BALANCE AT MARCH 31, 2001
 (UNAUDITED).......................   $(202,506)     $  18,356
                                      =========      =========

                            See accompanying notes.

                              E-STAMP CORPORATION

                     SUPPLEMENTAL STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
       YEAR ENDED DECEMBER 31,

-------------------   -------------------------------
                                                                2001       2000
     2000        1999       1998
                                                              --------
--------   ---------   --------   --------
                                                                  (UNAUDITED)
OPERATING ACTIVITIES
Net loss....................................................  $(13,853)
$(29,688)  $(112,826)  $(55,410)  $(10,710)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................       991
406       3,458        502        405
  Loss on disposal of assets................................        85
--          --         --         65
  Amortization of deferred stock compensation...............     1,190
3,434       8,040     10,589        858
  Impairment of long-lived assets...........................     5,709
--          --         --         --
  Amortization of deferred distribution costs...............        --
950       2,850        950         --
  Stock based compensation..................................        42
--         724      1,837         82
  Restructuring costs.......................................        --
--      13,251         --         --
  Warrants issued in connection with short term loan........        --
--          --         85         --
  Write-off of in-process research and development..........        --
--       1,677         --         --
  Changes in assets and liabilities:
    Accounts receivable.....................................       186
(694)       (239)      (237)        --
    Other receivable........................................      (601)
232        (594)      (253)        --
    Notes receivable from employees and officers............        --
--          --          4         --
    Prepaid marketing expenses..............................        --
(1,066)      1,797     (6,156)        --
    Other prepaid expenses and other current assets.........        (9)
3,677       4,750     (6,078)        --
    Inventory...............................................        --
(238)        244     (2,120)       (88)
    Accounts payable and accrued expenses...................      (107)
254      (2,990)     7,342       (172)
    Accrued restructuring costs.............................    (3,553)
--       5,933         --         --
    Deferred revenue........................................       (85)
--        (277)       193         --
                                                              --------
--------   ---------   --------   --------
      Net cash used in operating activities.................   (10,005)
(22,783)    (74,202)   (48,752)    (9,560)
INVESTING ACTIVITIES
Purchase of property and equipment..........................       (75)
(1,772)    (11,961)    (2,778)      (324)
Cash used for business combinations.........................        --
--      (2,973)        --         --
Increase in restricted cash.................................        --
--      (3,750)        --         --
Deposits and other assets...................................        --
(2,329)     (1,200)        --         --
                                                              --------
--------   ---------   --------   --------
      Net cash used in investing activities.................       (75)
(4,601)    (19,884)    (2,778)      (324)
FINANCING ACTIVITIES
Repayments of lease obligations.............................        --
(9)        (23)       (29)       (36)
Proceeds from issuance of notes payable.....................        --
--          --         --        700
Repayments of notes payable.................................        --
--         (96)        --       (700)
Net proceeds from issuance of redeemable convertible
  preferred stock...........................................        --
--          --     28,879     15,960
Net proceeds from issuance of common stock..................        --
--          --      5,000         --
Net proceeds from issuance of common stock in Initial Public
  Offering..................................................        --
--          --    125,406         --
Collections on notes receivable from stockholders...........        --
--         247         --         --
Net proceeds from exercise of stock options and employee
  stock purchase plan, net of repurchases...................        --
(85)        502        526         66
Net proceeds from exercise of warrants......................        --
--          --        220         --
                                                              --------
--------   ---------   --------   --------
      Net cash provided by financing activities.............        --
(94)        630    160,002     15,990
                                                              --------
--------   ---------   --------   --------
Net increase (decrease) in cash and cash equivalents........   (10,080)
(27,428)    (93,456)   108,472      6,106
Cash and cash equivalents at beginning of year..............    25,233
118,689     118,689     10,217      4,111
                                                              --------
--------   ---------   --------   --------
Cash and cash equivalents at end of year....................  $ 15,153   $
91,261   $  25,233   $118,689   $ 10,217
                                                              ========
========   =========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest......................................  $     --   $
--   $       2   $     37   $     10
                                                              ========
========   =========   ========   ========
SCHEDULE OF NON-CASH FINANCING AND INVESTING TRANSACTIONS
Issuance of notes receivable from employees and officers for
  exercise of stock options.................................  $     --   $
--   $      --   $ (3,082)  $   (653)
                                                              ========
========   =========   ========   ========
Issuance of common stock for deferred distribution costs....  $     --   $
--   $      --   $  3,800   $     --
                                                              ========
========   =========   ========   ========
Conversion of preferred stock to common stock...............  $     --   $
--   $      --   $ 54,434   $     --
                                                              ========
========   =========   ========   ========
Deferred stock compensation related to grants of stock
  options...................................................  $     --   $
--   $      --   $ 23,150   $  3,624
                                                              ========
========   =========   ========   ========
Assets acquired under capital lease obligations.............  $     --   $
--   $      --   $     14   $     --
                                                              ========
========   =========   ========   ========
Repurchase of common stock in exchange for cancellation of
  notes receivable..........................................  $    (68)  $
--   $  (2,629)  $     --   $     --
                                                              ========
========   =========   ========   ========
Issuance of common stock for business combination...........  $     --   $
--   $   5,310   $     --   $     --
                                                              ========
========   =========   ========   ========
Deferred stock compensation related to business
  combination...............................................  $     --   $
--   $  (1,200)  $     --   $     --
                                                              ========
========   =========   ========   ========
Reversal of deferred stock compensation related to unvested
  stock options forfeited by terminated employees...........  $     --   $
--   $  (3,865)  $     --   $     --
                                                              ========
========   =========   ========   ========

                            See accompanying notes.

                              E-STAMP CORPORATION

                   NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. BACKGROUND AND SUMMARY OF SIGNIFICANT POLICIES

     E-Stamp Corporation, a Delaware corporation, was formed on August 23, 1996. The Company's original business model consisted of an Internet postage service that enabled users to conveniently purchase, download and print Internet postage directly from their personal computers without the need to maintain a persistent Internet connection. In May 2000, the Company acquired two logistics companies, Infinity Logistics Corporation ("Infinity Logistics") and Automated Logistics Corp. ("Automated Logistics"), providers of transportation management and warehouse management solutions that allow enterprise customers to review carrier rates and shipping options, select a carrier, print shipping labels, track shipments and create shipping reports.

     In July 2000, the Company restructured its organization to focus on the development, marketing and sales of its transportation management solutions and reduce its emphasis on the Internet postage business. In November 2000, the Company announced that it would phase-out its Internet postage service by the end of 2000 and restructured its organization to reflect the phase-out. For the fiscal year ended December 31, 2000, the Company recorded charges of $20.3 million in connection with these restructurings.

     The accompanying supplemental financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows form operations since its inception. At December 31, 2000, the Company had an accumulated deficit of $188.7 million. On April 20, 2001, the Company announced that it had signed a merger agreement with Learn2.com. The merger agreement is subject to certain closing conditions including maintaining a minimum net cash position at the closing date and approvals from stockholders of both companies. Pursuant to the terms of the merger agreement, upon completion of the merger, E-Stamp stockholders would own approximately 50.1% of the combined company. The Company also announced that it would discontinue its existing transportation management solution business prior to the closing of the merger. There can be no assurance that the Company will be able to close the merger, and the Company's announcement that it will discontinue its remaining operations raises substantial doubt about the Company's ability to continue as a going concern if the Company fails to complete the merger. The accompanying financial statements do not include any adjustments that might result form this uncertainty.

     Because of the Company's announcement on April 20, 2001 that it would discontinue its remaining business operations, the supplemental statements of operations for the years ended December 31, 2000, 1999 and 1998 have been restated to reflect the results of the Company's Internet postage and transportation management solutions as discontinued operations, in accordance with Accounting Principles Board Opinion No. 30 ("APB 30").

Use of Estimates

     The Company's management makes estimates and assumptions in the preparation of its financial statements in conformity with generally accepted accounting principles. These estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the respective reporting periods. Actual results could differ from those estimates.

Revenue Recognition

     Prior to phasing out its transportation management solutions business, the Company generated revenues from the sale of its transportation management and warehouse management solutions and associated hardware and software and from maintenance and service contracts. Revenues from transportation management and warehouse management solutions were generally recognized upon shipment

                              E-STAMP CORPORATION
of the associated hardware and software. Revenues from software license fees were recognized in accordance with AICPA Statement of Position ("SOP") 97-2 and SOP 98-9 when the software had been delivered, persuasive evidence of an arrangement existed, collection was probable, the fee was fixed or determinable and no significant obligations remained. When significant obligations remained after the products were delivered, revenues were recognized only after these obligations were fulfilled. Service and maintenance revenues were recognized ratably over the contractual period or as the services were provided.

     Prior to phasing out its Internet postage business, the Company generated revenues for its Internet postage products from software license fees, ongoing convenience fees for the purchase of postage over the Internet, and the sale of ancillary postage supplies and technology license fees. In connection with phasing out the Internet postage business, the Company allowed customers to return certain items purchased since September 1, 2000 for a full refund. Consequently, the Company did not recognize revenues on any Internet postage shipments in the fourth quarter of 2000.

     Software license fees for the Internet postage products were amounts paid by end-users for a perpetual license to the Company's software. The Company's software package allowed the end-user to apply for a USPS license. When the Company was notified that the USPS had approved the license, the Company shipped a secure Internet postage storage device, which was necessary for the use of the Company's software, to the end-user. Revenues from software license fees were recognized in accordance with SOP 97-2 and SOP 98-9. Revenues from software license fees were recognized when delivery of the secure Internet postage storage device and the software were complete, when persuasive evidence of an arrangement existed, collection was probable, the fee was fixed or determinable and no significant obligations remained.

     Technology license fees represented revenues earned from original equipment manufacturers, which incorporated the Company's Internet postage technology into their product. Technology license fee revenues were recognized in accordance with SOP 97-2 and SOP 98-9 when the technology had been delivered, persuasive evidence of an arrangement existed, collection was probable, the fee was fixed or determinable and no significant obligations remained.

     Postage convenience fees were amounts paid by end-users for the delivery of postage by the Company to the end-user. The convenience fees were based on the amount of postage ordered by the end-user. Revenues from postage convenience fees were recognized when the postage was downloaded into the secure postage storage device.

     The Company recognized revenues related to Internet postage supplies when the supplies were delivered.

     During 2000, the Company recognized revenue of approximately $976,000 related to the sale of a technology license in exchange for a license for software to be used in a separate line of business. The Company did not incur any costs directly associated with the sale of the technology license.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. The Company's cash equivalents were composed of money market mutual funds and government securities as of December 31, 2000 and December 31, 1999. The Company's cash and cash equivalents are carried at cost, which approximates market. The Company had no material unrealized gains or losses on cash equivalents as of December 31, 2000 and 1999. During 2000, the Company purchased a certificate of deposit for $3.8 million as security for amounts owed under its agreement for online advertising. The certificate of deposit has been included in restricted cash. See Note 4.

                              E-STAMP CORPORATION

Inventory

     Inventory at December 31, 1999 consisted principally of compact disks
(CDs), user manuals and devices for the Company's Internet postage business. Inventory was stated at the lower of standard cost (which approximated actual cost) and market. As of December 31, 2000, all inventory had been written-off in connection with the Company's phase-out of its Internet postage business in November 2000. The write-off was included in restructuring costs.

Property and Equipment

     Property and equipment are recorded at cost. Additions, improvements, and renewals that significantly add to the asset value or extend the life of the asset are capitalized. Expenditures for maintenance and repairs are expensed as costs are incurred.

     Depreciation and amortization, for financial reporting purposes, are provided on the straight-line method based upon the estimated useful lives as follows:

Computer and other equipment........................  3 years
Furniture and fixtures..............................  3 years
Leasehold improvements..............................  Life of the lease

     Property and equipment held at December 31, 2000 and 1999 were as follows:

                                                      DECEMBER 31,
                                                   ------------------
                                                    2000       1999
                                                   -------    -------
                                                     (IN THOUSANDS)
Property and equipment:
  Computers......................................  $ 4,763    $ 3,146
  Furniture and fixtures.........................    1,512        708
  Leasehold improvements.........................    1,771        142
                                                   -------    -------
                                                     8,046      3,996
  Accumulated depreciation and amortization......   (2,553)    (1,256)
                                                   -------    -------
Net property and equipment.......................  $ 5,493    $ 2,740
                                                   =======    =======

Goodwill and Other Intangible Assets

     Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other intangible assets primarily represent customer base, core and developed technology, workforce in place and trade name. Goodwill and other intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from two to five years. Under certain conditions, the Company reviews goodwill and other intangible assets to assess recoverability from future operations using undiscounted cash flows. Conditions that will cause the Company to undertake an impairment review include material adverse changes in operations or the Company's decision to abandon acquired products, services or technologies. The Company measures the fair value of an impaired asset based on discounted expected future cash flows from the impaired assets. Management had not identified any indicators of impairment that existed at December 31, 2000 for the Company's goodwill and other intangible assets. Accumulated amortization of goodwill and other intangible assets was $1.1 million at December 31, 2000.

                              E-STAMP CORPORATION

Research and Development

     Research and development costs are expensed as they are incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed" ("FAS 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of all phases of the detailed product design necessary to establish that the product can be manufactured to meet all design specifications. Costs incurred by the Company between the completion of the detailed product design and the point at which the product is ready for general release have been insignificant. Therefore, through December 31, 2000, the Company has charged all such costs to research and development expense in the period incurred.

Software Development Cost

     Costs of software developed internally by the Company for use in its operations are accounted for under AICPA SOP 98-1, "Internal Use Software," which the Company adopted on January 1, 1999. Under SOP 98-1, the Company expenses costs of research, including pre-development efforts prior to establishing technological feasibility, and costs incurred for training and maintenance. Software development costs are capitalized when technological feasibility has been established and it is probable that the project will be completed and the software will be used as intended. No costs related to internal use software have been capitalized through December 31, 2000.

Advertising Costs

     Advertising production costs are recorded as expense the first time an advertisement appears. The costs of communicating advertising are incurred and expensed as the advertisement is broadcast. All other advertising costs are expensed as incurred. The Company also pays royalties for the promotion of its product. Such royalties are recorded as advertising expense as the royalties are earned. Advertising expense was approximately $10.5 million, $6.8 million and $156,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The Company also had $6.2 million of prepaid marketing costs at December 31, 1999, which were being amortized over the terms of the underlying contracts. In connection with the Company's phase-out of its Internet postage business, $4.4 million of prepaid advertising, representing unamortized costs that had no future economic benefit, had been written-off as of December 31, 2000. The write-off was included in restructuring costs. See Note 4.

Income Taxes

     The Company computes and records income tax in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, the liability method is used to calculate deferred taxes.

Stock-Based Compensation

     In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which the Company adopted in 1996, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations in accounting for stock options. Under APB Opinion No. 25, if the exercise price of the stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Options granted to consultants are accounted for using the Black-Scholes method prescribed by FAS 123 in accordance with Emerging Issues Task Force consensus No. 96-18. Deferred stock compensation is amortized over the vesting period of the individual options, generally four years, using the graded vesting method. The graded

                              E-STAMP CORPORATION
vesting method provides for the amortization of the deferred stock compensation on an accelerated basis which results in higher amortization in earlier years than the straight-line method.

Other Comprehensive Loss

     Comprehensive loss includes all changes in stockholders' equity during a period, except those resulting from investments by owners and distributions to owners. Other comprehensive loss comprises unrealized gains and losses on cash equivalents, which have been immaterial to date. As a result, comprehensive loss approximates net loss for all periods presented.

Concentrations

     For the year ended December 31, 2000, one customer accounted for 18% of net product and services revenues. Three customers accounted for 51%, 23% and 16% of net accounts receivable at December 31, 2000. One customer accounted for 21% of net product and services revenues for the year ended December 31, 1999. Credit is extended based on an evaluation of a customer's financial condition. The Company generally does not require collateral. Bad debt expense has not been significant in all periods presented.

     The Company's transportation management and receiving solutions products are based on software technologies that are licensed from a single source. The Company does not have an alternative source available for this technology.

Reclassifications

     Certain prior-year amounts have been reclassified to conform with the current year's presentation.

Recent Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company adopted SAB 101 during the fourth quarter of 2000 and the adoption had no impact on the Company's financial condition or results of operations.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The Company is required to adopt FAS 133 for the quarter ending March 31, 2001. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of FAS 133 will not have a material impact on the Company's financial condition or results of operations.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB No. 25" ("FIN 44"). FIN 44 clarifies the application of APB 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific

                              E-STAMP CORPORATION
events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 has not had a material impact on the Company's financial position or results of operations.

2. DISCONTINUED OPERATIONS

     Historically, the Company operated under a single reportable segment consisting of two product lines, Internet postage and transportation management solutions. In November 2000, the Company phased out its Internet postage business. On April 19, 2001, the Company entered into a merger agreement under which it will merge with Learn2.com, an e-learning services provider. The Company also announced it would phase-out its existing transportation management solutions business prior to the completion of the merger. Accordingly, the Company's financial statements and notes included herein reflect its businesses as discontinued operations in accordance with APB 30. The results of discontinued operations do not include any interest income, interest expense or allocation of general corporate expenses. General corporate expenses consist of general and administrative overhead expenses, including expenses associated with the general responsibilities of a public company, and exclude those costs associated with the Company's transportation management solutions and Internet postage businesses.

     Summary operating results of discontinued operations are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                             --------------------------------
                                               2000         1999       1998
                                             ---------    --------    -------
                                                      (IN THOUSANDS)
Net revenues...............................  $   5,337    $  1,318    $    --
                                             ---------    --------    -------
In-process research and development........      1,677          --         --
Restructuring costs........................     20,291          --         --
Other costs and expenses...................     91,769      49,462      9,520
                                             ---------    --------    -------
Loss from discontinued operations..........  $(108,400)   $(48,144)   $(9,520)
                                             =========    ========    =======

     The Company expects to realize a gain on the disposal of its discontinued operations, primarily as a result of the sale of its intellectual property in April 2001.

     The assets and liabilities of discontinued operations, which are included in the corresponding line item on the balance sheet, are as follows:

Accounts receivable -- trade...............................  $   369
Other receivable...........................................      430
Prepaid expenses and other current assets..................      300
Property and equipment, net................................    4,514
Goodwill and other intangible assets, net..................    4,741
Other assets...............................................      960
                                                             -------
                                                              11,314
Deferred revenue...........................................     (328)
                                                             -------
Net assets of discontinued operations......................  $10,986
                                                             =======

3. ACQUISITIONS

     In May 2000, the Company acquired all of the issued and outstanding shares of Infinity Logistics Corporation and Automated Logistics Corp. These companies provided transportation management and warehouse management solutions that allowed customers to review carrier rates and shipping options, select a carrier, print shipping labels, track shipments and create shipping reports. The total purchase price

                              E-STAMP CORPORATION
was approximately $9.0 million and consisted of a cash payment of $2.5 million, 1,164,000 shares of common stock with a fair market value of $4.4 million, $0.9 million related to the value of assumed options, $0.7 million of assumed liabilities and $0.5 million of acquisition related costs. The total purchase price was allocated based on available information, including an independent appraisal of the fair value of assets acquired and liabilities assumed as follows (in thousands):

Acquired assets, net of assumed liabilities.................  $  320
Customer base...............................................   1,293
Core technology.............................................     696
Developed technology........................................     158
Workforce in place..........................................     297
Trade name..................................................      90
Acquired in-process research and development................   1,677
Deferred compensation.......................................   1,200
Goodwill....................................................   3,267
                                                              ------
Total purchase price........................................  $8,998
                                                              ======

     The purchase price allocation includes $1.2 million of deferred compensation, of which $0.9 million is related to 232,620 shares issued which vest subject to continued employment of the stockholder and $0.3 million is associated with certain of the assumed options.

     The purchase price allocation resulted in a $1.7 million charge related to the value of acquired in-process research and development. The value of acquired in-process research and development represents the appraised value of technology in the development stage that had not yet reached economic and technological feasibility. In reaching this determination, the Company used a present value income approach and considered, among other factors, the stage of development of each product, the time and resources needed to complete each product, and expected income and associated risks. The stage of completion was determined by estimating the costs and time incurred and the milestones completed to date relative to the time and costs incurred to develop the in-process technology into a commercially viable technology or product. The estimated net present value of cash flows was based on incremental future cash flows from revenue expected to be generated by the technology or product being developed. The core technology, goodwill and other intangibles are being amortized on a straight-line basis over periods from two to five years, the estimated useful lives of these acquired assets.

     The acquisitions were accounted for as purchases and the Company has subsequently announced that it will discontinue the operations represented by these acquisitions. Accordingly, the results of operations of Infinity and Automated Logistics subsequent to May 23, 2000 are included in the Company's statements of operations as part of loss from discontinued operations. The unaudited pro forma information presented in the table below represents the combined loss from discontinued operations, net loss and loss per share information as if the acquisitions had taken place on January 1, 1999 and includes the amortization of goodwill and other intangible assets but excludes the charge for acquired in-process research and development as it is non-recurring.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------    ---------
                                                            (IN THOUSANDS)
Loss from discontinued operations.....................  $(107,374)    $(49,978)
Net loss..............................................  $(111,800)    $(57,244)
Loss per share, basic and diluted:
  Discontinued operations.............................  $   (2.86)    $  (2.74)
  Net loss............................................  $   (2.98)    $  (3.14)

                              E-STAMP CORPORATION

     Pro forma combined revenues would have been $6.4 million in 2000 and $3.8 million in 1999.

     The pro forma results are not necessarily indicative of the results that would have occurred if these acquisitions had taken place at the beginning of each year presented and are not intended to be indicative of future results of operations.

4. RESTRUCTURING COSTS

     During 2000, the Company undertook two corporate restructurings. In July 2000, the Company restructured its organization to focus on the development, marketing and sales of its transportation management solutions and reduce emphasis on its Internet postage business. In November 2000, the Company restructured the organization to phase out its Internet postage business. The Company incurred charges of approximately $20.3 million related to these restructurings. In connection with the phase-out of the Internet postage business, the Company allowed customers to return certain items purchased since September 1, 2000 for a full refund. As a result, the Company did not recognize any revenue on Internet postage products in the fourth quarter of 2000 and recorded a reserve for sales returns to cover the refund of Internet postage products that occurred after September 1, 2000. Sales of internet postage products totaled $0.6 million from September 1, 2000 through November 2000.

     The restructuring charge included $2.3 million related to severance and other employee costs associated with the elimination of 52 positions. Costs associated with employee termination included severance pay and medical and other benefits. All of the affected employees had been notified as of December 31, 2000. Of the 52 terminated employees, 32 had left the Company by December 31, 2000 and the remaining 20 employees will leave at various dates through April 30, 2001.

     Asset write-offs as a result of the abandonment of the Internet postage business totaled $13.3 million. This amount included $6.9 million related to property and equipment, $4.6 million related to prepaid marketing and warranty agreements, $1.4 million for inventory and $.4 million for accounts receivable.

     The Company also recorded charges totaling $2.9 million related to costs to terminate various agreements with suppliers, partners and lessors arising from the decision to phase our the Internet postage business.

     The Company expects the windup of the Internet postage line of business to continue through approximately April 30, 2001. The restructuring charge includes $1.8 million related to the costs to complete the shut down of this business.

                              E-STAMP CORPORATION

     The following table sets forth the restructuring activity during 2000.


           BALANCE,
                                                 CHARGES IN
         DECEMBER 31,
                                                    2000       CASH PAID
WRITE-OFFS        2000
                                                 ----------    ---------
----------    ------------
                                                                    (IN
THOUSANDS)
Charged to restructuring expense:
  July restructuring:
     Employee termination costs..............     $   960       $  841       $
 --         $  119
     Asset write-offs........................       1,222           --
1,222             --
     Contract terminations...................         211          211
 --             --
                                                  -------       ------
-------         ------
                                                    2,393        1,052
1,222            119
                                                  -------       ------
-------         ------
  November restructuring:
     Employee termination costs..............       1,377          672
 --            705
     Asset write-offs........................      12,029           --
12,029             --
     Contract terminations...................       2,687           --
 --          2,687
     Operations shut-down....................       1,805           --
 --          1,805
                                                  -------       ------
-------         ------
                                                   17,898          672
12,029          5,197
                                                  -------       ------
-------         ------
     Subtotal................................     $20,291       $1,724
$13,251          5,316
                                                  =======       ======
=======
  Reserve for sales returns of Internet
     postage sales after September 1, 2000...
               617

            ------
  Total......................................
            $5,933

            ======

5. ACCRUED LIABILITIES

     At December 31, 2000 and 1999, accrued liabilities are comprised of the following:

                                                       DECEMBER 31,
                                                     ----------------
                                                      2000      1999
                                                     ------    ------
                                                      (IN THOUSANDS)
Accrued payroll and other compensation expenses....  $  843    $2,810
Accrued legal expenses.............................     186     1,302
Accrued inventory costs............................      --       961
Accrued marketing expenses.........................     151       342
Other accrued liabilities..........................     960       221
                                                     ------    ------
                                                     $2,140    $5,636
                                                     ======    ======

6. BORROWINGS

     The Company had letters of credit outstanding amounting to $5.0 million as of December 31, 2000.

     On July 12, 1999, the Company entered into a bridge loan financing arrangement with a financial institution under which the Company borrowed $5.0 million under the facility. Amounts borrowed under the arrangement bore interest at a rate of 13% per annum. The outstanding balance was fully repaid in August 1999.

     In connection with this financing, the Company granted the lender warrants to purchase 48,496 shares of common stock with an exercise price of $8.25 per share. These warrants expire in July 2004 and remain outstanding at December 31, 2000. The Company recorded the fair value of these warrants upon issuance of approximately $85,000 as interest expense over the period the loan was outstanding.

                              E-STAMP CORPORATION

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In August 1999, the Company issued 2,928,521 shares of Series C redeemable convertible preferred stock at $10.31 per share.

     The redemption price for each share of preferred stock was equal to the respective original issuance price plus a 10% compound annual rate of return. During the period that the preferred stock was outstanding, the carrying amount of all three series of redeemable convertible preferred stock was increased by periodic accretions so that the carrying amount equaled the redemption amount at the redemption date.

     Each share of preferred stock was convertible at the option of the holder into shares of common stock at the then effective conversion ratio. Upon the Company's initial public offering, each outstanding share of preferred stock automatically converted into 1.25 shares of common stock.

8. STOCKHOLDERS' EQUITY

Sales of Common Stock

     On September 10, 1999, the Company issued 726,745 shares of its common stock and warrants to purchase an additional 83,855 shares of common stock at an exercise price of $0.01 per share to investors for cash proceeds of $5.0 million. The fair value of the common stock and warrants was deemed by management to be $7.8 million and $1.0 million, respectively. The fair value of the warrants was computed using the Black-Scholes method using the following assumptions: expected volatility of 100%, expected life of 3 years, risk free interest rate of 6.0% and expected dividend yield of 0.0%. The warrants were exercised in 1999.

     In connection with the issuance of common stock and warrants, the Company and the investors signed non-binding letters of intent to negotiate for a period of up to one year to enter into definitive joint venture, joint marketing, cooperation, or technology development agreements. The Company recorded the $3.8 million excess of the fair value of the common stock and warrants over the consideration received as deferred distribution costs (as a contra equity account). The balance was amortized to expense over the one year period covered by the letter of intent. Amortization of deferred distribution costs amounted to $2.9 million in 2000 and $0.9 million in 1999. At December 31, 2000, the balance had been fully amortized.

1999 Employee Stock Purchase Plan

     In September 1999, the board of directors and stockholders adopted the 1999 Employee Stock Purchase Plan. A total of 850,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 15% of total compensation. No more than 5,000 shares may be purchased on any purchase date per employee. Each offering period will have a maximum duration of 24 months. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. In 2000, 151,627 shares were purchased at a weighted average price of $3.01. No shares were purchased in fiscal 1999. At December 31, 2000, 698,373 shares remain available for future issuance.

Stock Option Plans

     Pursuant to the Company's 1996 Stock Option and Restricted Stock Plan, the 1999 Stock Plan, the 1996 Non-Employee Stock Option Plan and the 1999 Director Option Plan (together, the "Plans"), the

                              E-STAMP CORPORATION
board of directors or one of its designated committees are authorized to grant incentive stock options or nonstatutory stock options to employees, officers and directors of the Company. During the year ended December 31, 1999, the board of directors terminated the 1996 Stock Option and Restricted Stock Plan and the 1996 Non-Employee Director Stock Option Plan with respect to future grants. As of December 31, 2000, a total of 3,823,093 shares remain available for future grants under the Plans.

     Stock options are limited to ten-year terms, and options generally vest at the rate of 25% upon the first anniversary of the grant and 6.25% each quarter thereafter. The exercise price for stock options may not be less than the fair value of the shares on the date of grant for incentive stock options and is subject to the discretion of the committee for nonstatutory stock options. Restricted stock may be granted at no cost to recipients. Compensation expense, if any, equal to the fair value of the restricted stock or stock options granted in excess of the purchase or exercise price, is recognized over the related vesting period using the graded vesting method.

     In May 2000, in connection with the acquisitions of Infinity Logistics Corporation and Automated Logistics Corp., the Company assumed the option plans of these companies and converted all outstanding options to purchase the common stock of these companies to options to purchase E-Stamp common stock. The assumed options have a maximum term of ten years and generally vest ratably over two to four years on a monthly basis. No further options can be granted under the Infinity and Automated Logistics plans.

     A summary of activity under the Company's Plans is as follows:

                                                              OPTIONS
OUTSTANDING

---------------------------
                                              SHARES
WEIGHTED-
                                             AVAILABLE     NUMBER
AVERAGE
                                             FOR GRANT    OF SHARES    EXERCISE
PRICE
                                             ---------    ---------
--------------
                                             (IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS)
Options outstanding at December 31, 1997...      361        2,089          $0.50
  Authorized...............................      938           --             --
  Granted..................................   (1,360)       1,360           0.55
  Exercised................................       --       (1,916)          0.42
  Repurchases of restricted stock..........       10           --             --
  Canceled.................................      255         (255)          0.41
                                              ------       ------
Options outstanding at December 31, 1998...      204        1,278           0.60
  Authorized...............................    5,381           --             --
  Granted..................................   (5,425)       5,425           4.18
  Exercised................................       --       (3,771)          0.96
  Repurchases of restricted stock..........      472           --             --
  Canceled.................................      672         (672)          2.03
                                              ------       ------
Options outstanding at December 31, 1999...    1,304        2,260           7.37
  Authorized...............................    1,120           --             --
  Granted..................................   (4,061)       4,061           4.30
  Assumption of option plans in
     acquisitions..........................       --          245           0.82
  Exercised................................       --          (76)          0.64
  Repurchases of restricted stock..........    2,180           --             --
  Canceled.................................    3,280       (3,280)          6.97
  Expired..................................       --           (1)          0.82
                                              ------       ------
Options outstanding at December 31, 2000...    3,823        3,209           3.67
                                              ======       ======
Exercisable at December 31, 2000...........                   745           2.85
                                                           ======

                              E-STAMP CORPORATION

     The following table summarizes information about stock options outstanding at December 31, 2000:

                                OPTIONS OUTSTANDING
OPTIONS EXERCISABLE
                 --------------------------------------------------
-------------------------------
                    OPTIONS          WEIGHTED-                           OPTIONS
                 OUTSTANDING AT       AVERAGE          WEIGHTED-
OUTSTANDING AT     WEIGHTED-
   RANGE OF       DECEMBER 31,       REMAINING          AVERAGE        DECEMBER
31,       AVERAGE
EXERCISE PRICES       2000        CONTRACTUAL LIFE   EXERCISE PRICE        2000
      EXERCISE PRICE
---------------  --------------   ----------------   --------------
--------------   --------------
                 (IN THOUSANDS)      (IN YEARS)                       (IN
THOUSANDS)
$ 0.40 -  0.72         266              8.61             $ 0.57            109
          $ 0.51
$ 0.75               1,035              8.16               0.75             88
            0.75
$ 0.82 -  1.47         713              9.27               1.21            337
            0.96
$ 1.75 -  6.88         639              9.23               4.05            149
            4.54
$10.19 - 21.88         525              9.02              12.20             52
           12.70
$32.19                  31              8.93              32.19             10
           32.19
                     -----                                                 ---
                     3,209              8.80               3.67            745
            2.85
                     =====                                                 ===

Stock-Based Compensation

     During 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which became effective for the Company's 1996 fiscal year. FAS 123 requires the Company to disclose the pro forma effect of the method of accounting prescribed in FAS 123, which would generally require the Company to record compensation expense equal to the fair value of a stock option or employee stock purchase plan right on the grant date.

     The fair value of the Company's stock-based awards to employees prior to the Company's initial public offering in October 1999 was estimated using the minimum value method. Options and employee stock purchase plan rights granted subsequent to the initial public offering have been valued using the Black-Scholes pricing model using the following weighted average assumptions.

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                               2000         1999         1998
                                             ---------    ---------    ---------
Expected volatility........................    160%         200%*         0%
Expected life of options...................  3.5 years    3.5 years    4.0 years
Expected life of employee stock purchase
  plan rights..............................  1.2 years       NA           NA
Risk-free interest rate -- options.........    6.4%         6.0%         5.0%
Risk-free interest rate -- employee stock
  purchase plan rights.....................    6.0%          NA           NA
Expected dividend yield....................     0%           0%           0%

-------------------------

* Prior to the Company's initial public offering in October 1999, expected volatility was 0%.

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized ratably over the award's vesting period. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by FAS 123,

                              E-STAMP CORPORATION
net loss and net loss per share would have increased to the pro forma amounts indicated in the table below (in thousands except per share amounts):

                                                YEARS ENDED DECEMBER 31,
                                            ---------------------------------
                                              2000         1999        1998
                                            ---------    --------    --------
Net loss attributable to common
  stockholders:
  As reported.............................  $(112,826)   $(57,496)   $(12,093)
                                            =========    ========    ========
  Pro forma...............................  $(115,728)   $(69,940)   $(12,667)
                                            =========    ========    ========
Net loss per share attributable to common
  stockholders, basic and diluted:
  As reported.............................  $   (3.04)   $  (3.32)   $  (0.92)
                                            =========    ========    ========
  Pro forma...............................  $   (3.12)   $  (4.04)   $  (0.97)
                                            =========    ========    ========

     The weighted-average fair value of options granted during 2000, 1999 and 1998 was $3.79, $7.89 and $4.42, respectively. The weighted average fair value of employee stock purchase plan rights granted in 2000 was $0.56.

Deferred Stock Compensation

     The Company recorded deferred stock compensation of approximately $23.2 million and $3.6 million in 1999 and 1998, respectively, representing the difference between the exercise price and the deemed fair value, for financial reporting purposes, of the Company's common stock on the grant date for certain of the Company's stock options granted to officers and employees. In the absence of a public market for the Company's common stock, the deemed fair value was determined by the Company's board of directors and was based on the price per share of sales of equity securities to third parties. In 2000, the Company recorded deferred stock compensation of $1.2 million related to the acquisition of Infinity Logistics Corporation and Automated Logistics Corp. Approximately $0.9 million of this amount related to an agreement with a stockholder of Infinity Logistics Corporation and Automated Logistics Corp. to remain an employee of the Company for a two-year period. The remainder related to stock options that were assumed by the Company. The amounts related to stock options are being amortized by charges to operations over the vesting periods of the individual stock options using the graded vesting method. The amount related to the agreement with the stockholder of Infinity Logistics Corporation and Automated Logistics Corp. is being amortized on a straight-line basis over the two-year vesting period. Amortization expense amounted to approximately $8.0 million, $10.6 million and $0.9 million in 2000, 1999 and 1998, respectively.

     In August 1999, the Company granted 187,500 shares of common stock to two Company executives. On the date of grant, the Company recorded approximately $1.8 million of compensation expense.

     During 2000, the Company reversed approximately $3.9 million of deferred stock compensation related to unvested stock options that were forfeited upon the employee's termination of employment.

Stock Subject to Rescission

     Shares issued under the Company's 1996 Employee Plan, 1996 Director Plan and 1999 Stock Plan (the "Plans") prior to October 14, 1999 may not have qualified for exemption from registration or qualification under federal and state securities laws and therefore may be subject to rescission.

     On February 2, 2000, the Company filed a rescission offer for 5,682,341 shares of common stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, covering shares of

                              E-STAMP CORPORATION
common stock issued under the Plans. The Company currently intends to file a request to withdraw the registration statement. Because the Act does not provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock and a significant portion of the shares have been resold for a price in excess of the original purchase price paid by the optionees, the Company does not intend to extend the rescission offer to the optionees. Management believes that the Company does not have a contingent liability resulting from the issuance of stock to these optionees that would materially and adversely impact the results of operations or financial position of the Company.

     Shares subject to rescission have been included in stockholders' equity in the accompanying balance sheets.

Stock Subject to Repurchase

     As of December 31, 2000 and 1999, the Company had 425,882 and 3,358,570 shares of common stock outstanding, respectively, that were subject to repurchase. All of the shares subject to repurchase at December 31, 1999 and 193,262 shares at December 31, 2000 are the result of the exercise of unvested stock options by employees in exchange for notes and cash. These shares vest over the four-year vesting period of the underlying exercised stock options. At December 31, 2000, the remaining 232,620 shares subject to repurchase relate to the earn-out agreement entered into in connection with the acquisition of Infinity Logistics Corporation and Automated Logistics Corp. The right to repurchase these shares is at the sole discretion of the Company.

     In September 2000, the Company repurchased unvested shares as part of the severance arrangement from two terminated employees at a price exceeding the fair value of the stock at the date of repurchase. The Company recorded expense of $0.6 million in connection with the repurchase, which is included in restructuring costs.

Notes Receivable from Stockholders

     In 1999 and 1998, the Company received $3.1 million and $0.7 million, respectively, of full recourse notes receivable from employees that bear interest at 6% per annum in consideration for the exercise of stock options. Interest on the notes is payable annually on the anniversary date of the note and principle is due on the earlier of the fifth anniversary of the note or 90 days after termination of employment. In 2000 and 1999, the Company received payments on the notes of $247,000 and $168,000, respectively. In 2000 and 1999, the Company canceled notes totaling $2.7 million and $27,000, respectively, in connection with the repurchase of shares or rescission of option exercises upon termination of certain note holders.

     In October 2000, the Company allowed four officers to rescind their exercise of stock options with respect to the unvested portion of the shares exercised. A total of 1,304,687 shares were returned to the Company in exchange for the cancellation of promissory notes totaling $1.1 million. In connection with the rescission, the Company recognized compensation expense of $121,000. The Company granted to two of the officers replacement options for a total of 1,035,156 shares at an exercise price of $0.75 per share. In accordance with APB Opinion No. 25 and Financial Accounting Standards Board Interpretation No. 44, no compensation expense was recognized in connection with the replacement options because the exercise price was equal to the fair market value on the date of grant and also was in excess of the exercise price for the options that were rescinded.

                              E-STAMP CORPORATION

Shares Reserved

     As of December 31, 2000, the common shares reserved for future issuance were as follows (in thousands):

Stock options...............................................  7,032
Employee stock purchase plan................................    698
Warrants....................................................     48
                                                              -----
  Total shares reserved.....................................  7,778
                                                              =====

9. EMPLOYEE BENEFIT PLAN

     Effective April 1, 1996, the Company established a 401(k) plan, the E-Stamp Corporation Benefit Plan (the "Plan"). The Plan provides for a Company match of employee contributions equal to 50% of employee contributions up to 4% of their compensation. Employees are eligible to participate in the Plan at the beginning of the month following the first day of employment. The terms of the Plan are subject to change as determined by management. The Company made contributions in 2000, 1999 and 1998 of approximately $218,000, $101,000 and $59,000, respectively.

10. INCOME TAXES

     Due to operating losses, no income tax provision has been recorded for 2000, 1999 and 1998.

     Significant components of the Company's deferred tax assets and liabilities for federal and state tax purposes are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Net operating loss carryforwards.......................  $ 51,400    $ 15,100
Research and development credit carryforwards..........     2,100       1,500
Capitalized research and development...................    15,200       9,300
Capitalized start-up costs.............................     2,200       1,500
Other..................................................     4,100       6,500
                                                         --------    --------
Total deferred tax assets..............................    75,000      33,900
Valuation allowance....................................   (75,000)    (33,900)
                                                         --------    --------
Net deferred tax assets................................  $     --    $     --
                                                         ========    ========

     FAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in prior years, the Company has provided a full valuation allowance against its net deferred tax assets.

     The valuation allowance increased by $23.7 million during the year ended December 31, 1999.

     As of December 31, 2000, the Company had federal and state net operating loss carryforwards of approximately $133.6 million and $80.5 million, respectively. The net operating loss carryforwards will expire at various dates beginning in 2005 through 2020, if not utilized. The Company also had federal and state research and development tax credit carryforwards of approximately $1.5 million and $0.9 million, respectively. The federal and state tax credit carryforwards will expire at various dates beginning in 2011 through 2020, if not utilized.

                              E-STAMP CORPORATION

     Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

11. COMMITMENTS

     The Company entered into an operating lease agreement on February 25, 2000 for office space in Mountain View, California. The term of the lease is seven years and there are no renewal terms. The rental commitments relating to this lease for the years 2001, 2002, 2003, 2004, 2005 and thereafter are $3.6 million, $3.7 million, $3.8 million, $3.9 million, $4.0 million and $4.8 million, respectively. Prior to entering into this lease agreement, the Company had various leases and subleases for facilities in California and Texas, all of which had expired or had been terminated as of December 31, 2000. Rental expenses under all operating leases were $4,247,000, $853,000 and $554,000 for 2000, 1999 and 1998, respectively.

     Assets capitalized under capital leases totaled approximately $80,000 and $94,000 at December 31, 2000 and 1999, respectively and are included in computers and furniture and fixtures. Accumulated amortization related to assets under capital leases totaled $72,000 and $74,000 at December 31, 2000 and 1999, respectively.

     At December 31, 2000, aggregate noncancelable advertising commitments related to the Internet postage business total approximately $2.5 million. This amount has been accrued and included in restructuring costs.

12. LOSS PER SHARE

     Loss per share has been computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which requires disclosure of basic and diluted earnings per share. Basic loss per share excludes any dilutive effects of options, shares subject to repurchase, warrants and convertible securities. The Company's potentially dilutive securities were antidilutive and therefore were not included in the computation of weighted-average shares used in computing diluted loss per share. Therefore, the Company's basic and diluted loss per share are the same.

     The following table presents the calculation of basic and diluted loss per share (in thousands, except per share data):

                                                         YEAR ENDED DECEMBER 31,

---------------------------------
                                                      2000         1999
1998
                                                    ---------    --------
--------
Loss from continuing operations...................  $  (4,426)   $ (7,266)   $
(1,190)
Loss from discontinued operations.................   (108,400)    (48,144)
(9,520)
                                                    ---------    --------
--------
Net loss..........................................   (112,826)    (55,410)
(10,710)
Accretion on redeemable convertible preferred
  stock...........................................         --      (2,086)
(1,383)
                                                    ---------    --------
--------
Net loss attributable to common stockholders......  $(112,826)   $(57,496)
$(12,093)
                                                    =========    ========
========
Weighted-average shares of common stock
  outstanding.....................................     39,251      20,240
14,044
Less: weighted-average shares subject to
  repurchase......................................     (2,107)     (2,927)
(969)
                                                    ---------    --------
--------
Shares used in computing loss per share, basic and
  diluted.........................................     37,144      17,313
13,075
                                                    =========    ========
========
Loss per share, basic and diluted:
  Continuing operations...........................  $   (0.12)   $  (0.42)   $
(0.09)
  Discontinued operations.........................  $   (2.92)   $  (2.78)   $
(0.73)
  Net loss attributable to common stockholders....  $   (3.04)   $  (3.32)   $
(0.92)

                              E-STAMP CORPORATION

     The Company has excluded all redeemable convertible preferred stock, outstanding stock options, warrants and shares subject to repurchase from the calculation of diluted net loss per share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were 3,683,000, 5,667,000 and 7,711,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share using the treasury stock method.

13. CONTINGENCIES

Pitney Bowes Litigation

     On June 10, 1999, Pitney Bowes filed suit against the Company in the U.S. District Court for the District of Delaware alleging infringement of Pitney Bowes patents. The suit alleges that the Company is infringing seven patents held by Pitney Bowes related to postage application systems and seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. On July 30, 1999, the Company filed its answer to Pitney Bowes' complaint in which the Company denies all allegations of patent infringement and asserts affirmative and other defenses based on statutory and common law grounds, including inequitable conduct on the part of Pitney Bowes in its procurement of patents in proceedings before the U.S. Patent and Trademark Office. As part of the answer, the Company also brought various counterclaims against Pitney Bowes claiming Pitney Bowes' violation of Section 2 of the Sherman Act and intentional and tortious interference with E-Stamp's business relations based, in part, upon the Company's allegations that Pitney Bowes has unlawfully maintained its monopoly power in the postage metering market through a scheme to defraud the U.S. Patent and Trademark Office and its efforts to discourage potential investors and businesses from investing and entering into agreements with E-Stamp. The Company's suit seeks compensatory and treble damages, injunctive relief and recovery of attorney's fees. On September 21, 1999, Pitney Bowes filed a motion to strike or dismiss certain of E-Stamp's affirmative defenses and counterclaims or, in the alternative, to bifurcate discovery and trial of those counterclaims. On July 28, 2000, the U.S. District Court for the District of Delaware granted Pitney Bowes' motion to bifurcate discovery and trial of certain of our defenses and counterclaims. On April 14, 2000, Pitney Bowes filed a motion to amend their original complaint seeking to assert one additional patent held by Pitney Bowes and to remove one of the seven originally asserted patents held by Pitney Bowes. On July 28, 2000, the U.S. District Court for the District of Delaware granted Pitney Bowes' motion to amend. The Company is continuing to investigate the claims against it as well as infringement by Pitney Bowes of its patents, and may assert additional defenses or pursue additional counterclaims or independent claims against Pitney Bowes in the future.

     Pendency of the litigation can be expected to result in significant expenses to E-Stamp and the diversion of management time and other resources. Management believes that the Company will not suffer a material adverse impact on its results of operations or its financial position as a result of this litigation.

14. SEGMENT REPORTING

     The Company operates in a single reportable segment. For the year 2000, the Company's product lines included its transportation management and warehouse management products and its Internet postage products. Prior to 2000, the Company had only the Internet postage product line. For the year ended December 31, 2000, the transportation management and warehouse management product lines generated revenues of $1.2 million and the Internet postage product line generated revenues of $4.1 million. The Company's chief operating decision maker does not review any information other than revenues on a product line or segment basis.

     All of the Company's assets are located in the United States. The Company had no significant revenues from outside the United States in any period presented.

                              E-STAMP CORPORATION

15. SUBSEQUENT EVENTS

     On February 22, 2001, the Company announced that it would implement a reduction in force and eliminate 45 employees and contractors from its workforce. The Company expects to record a corporate restructuring charge of approximately $400,000 for the quarter ending March 31, 2001 in connection with this reduction in force.

     On March 16, 2001, a plaintiff filed a purported consumer class action suit against the Company in the Supreme Court of the State of New York, County of Kings. The suit alleges that the Company breached its contracts with the plaintiff and other customers. The plaintiff seeks compensatory damages and disgorgement of monies received in connection with the sale of Internet postage products. Following the Company's motion to dismiss the complaint on the grounds of improper venue and forum non conveniens, the parties agreed to discontinue the New York action. The plaintiff filed a similar complaint in California state court on or about May 24, 2001. The Company filed its answer to the complaint on June 18, 2001. The Company is continuing to investigate the claims against it and intends to vigorously defend this action.


     On April 9, 2001, the Company filed a complaint for declaratory relief against Francotyp-Postalia, AG & Co. in the U.S. District Court for the Northern District of California seeking a declaratory judgment for a dispute arising under a letter agreement regarding certain marketing and promotional arrangements and Francotyp-Postalia's purchase in July 1998 of Series B preferred stock of the Company for $3,000,000. On April 26, 2001, Francotyp-Postalia filed a complaint against the Company in the Chancery Court of the State of Delaware, New Castle County regarding the dispute seeking rescission of the original purchase of the preferred stock. On May 21, 2001, the Company filed a motion to remove Francotyp-Postalia's action to the United States District Court in Delaware. The Company is continuing to investigate the claims against it and intends to vigorously defend this action.


     On April 19, 2001, the Company entered into a merger agreement with Learn2.com, Inc., a provider of e-learning solutions. Pursuant to the merger agreement, the Company and Learn2 will merge, with the Company remaining as the surviving corporation. The merger is subject to certain conditions set forth in the merger agreement, including a minimum net cash requirement, as defined in the merger agreement, at the closing date and the approval of the stockholders of the Company and Learn2. The merger agreement provides that if either the Company or Learn2 terminates the merger agreement as a result of the other company (i) failing to obtain the required vote of its stockholders or (ii) withdrawing or altering its approval or recommendation of the merger agreement, then a termination fee of $500,000 will be due and payable to the party. In connection with the merger, the Company also announced that it would discontinue its remaining transportation management solutions business prior to the completion of the merger.

16. EVENTS SUBSEQUENT TO THE DATE OF REPORT OF INDEPENDENT AUDITORS (UNAUDITED)

     On April 25, 2001, Learn2 issued to the Company a convertible promissory note in exchange for $2,000,000. The promissory note is convertible into 2,000 shares of Learn2 Series E preferred stock. The purchase and sale of the promissory note was a material term of the merger agreement between the Company and Learn2.

     On April 27, 2001, the Company sold all of its patent and patent applications and certain trademarks and domain names related to its Internet postage business to Stamps.com, Inc. for cash proceeds of $7.5 million. The Company will record a gain of approximately $7.5 million related to this transaction in the three months ending June 30, 2001.

                              E-STAMP CORPORATION

     On May 22, 2000, the Company sold its maintenance contracts and trademarks related to the Company's Digital Shipper and e-Receive products to Data Track Technologies of California, Inc. for cash proceeds of $55,000 and a promissory note of $110,000.

     On June 8, 2001, the Board of Directors of the Company approved the forgiveness of certain loans to officers in the aggregate amount of $380,000, together with a tax gross-up on the forgiveness.


     On June 18, 2001, the Company entered into an agreement with Pitney Bowes, Inc. to settle all litigation between the companies. The litigation, which included patent infringement claims by Pitney Bowes and antiturst counterclaims by the Company, was resolved without admission of liability. Under the settlement agreement, each party released and covenanted not to sue the other in connection with past activities, the Company agreed to an injunction against the infringement of any patents asserted by Pitney Bowes in the litigation, and the Company paid $2 million to Pitney Bowes. In connection with the settlement, the Company recovered insurance proceeds of approximately $1.8 million.



     On August 2, 2001, the Company's common stock was delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board.


17. NOTES TO UNAUDITED QUARTERLY FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2001

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The accompanying condensed financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows from operations since its inception. At March 31, 2001, the Company had an accumulated deficit of $202.5 million. There can be no assurance that the Company will be able to close the merger, and the Company's announcement that it will cease its remaining operations raises substantial doubt about the Company's ability to continue as a going concern in the event that the merger with Learn2.com is not completed.

     The condensed financial statements of the Company as of and for the three month periods ended March 31, 2001 and 2000 included herein are unaudited, but include all adjustments, including the non-recurring $5.7 million adjustment for the impairment of long-lived assets, that the management of the Company believes necessary for a fair presentation of the financial position as of the reported dates and the results of operations for the respective periods presented. Interim financial results are not necessarily indicative of results for a full year. The condensed financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2000 included in the Company's Form 10-K for the year ended December 31, 2000.

Other Comprehensive Loss

     Comprehensive loss includes all changes in stockholders' equity during a period, except those resulting from investments by owners and distributions to owners. Other comprehensive loss comprises unrealized gains and losses on cash equivalents, which have been immaterial to date. As a result, comprehensive loss approximates net loss for all periods presented.

Loss Per Share

     Loss per share has been computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase,

                              E-STAMP CORPORATION
warrants, and convertible securities. The Company's potentially dilutive securities were antidilutive and therefore were not included in the computation of weighted-average shares used in computing diluted loss per share. Therefore, the Company's basic and diluted loss per share are the same.

     The following table presents the calculation of basic and diluted loss per share (in thousands, except per share amounts):

                                                               THREE MONTHS
ENDED
                                                                   MARCH 31,

--------------------
                                                                2001        2000
                                                              --------
--------
Basic and diluted:
  Loss from continuing operations...........................  $ (1,366)   $
(644)
  Loss from discontinued operations.........................   (12,487)
(29,044)
                                                              --------
--------
  Net loss..................................................  $(13,853)
$(29,688)
                                                              ========
========
  Weighted average shares of common stock outstanding.......    37,953
39,118
  Less: Weighted average shares subject to repurchase.......      (414)
(3,032)
                                                              --------
--------
  Shares used in computing basic and diluted loss per common
     share..................................................    37,539
36,086
                                                              ========
========
  Basic and diluted loss per common share:
     Continuing operations..................................  $  (0.04)   $
(0.02)
     Discontinued operations................................     (0.33)
(0.80)
                                                              --------
--------
     Net loss...............................................  $  (0.37)   $
(0.82)
                                                              ========
========

(B) DISCONTINUED OPERATIONS

     On April 19, 2001, the Company entered into a merger agreement under which it will merge with Learn2.com, an e-learning services provider. The Company also announced it would phase-out its existing transportation management solutions business prior to the completion of the merger. Historically, the Company operated under a single reportable segment consisting of two product lines, Internet postage and transportation management solutions. The Company's unaudited quarterly financial statements and notes included herein reflect its businesses as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. The results of discontinued operations do not include any interest income, interest expense or allocation of general corporate expenses.

     Summary operating results of discontinued operations are as follows:

                                                               THREE MONTHS
ENDED
                                                                   MARCH 31,

--------------------
                                                                2001        2000
                                                              --------
--------
                                                                 (IN THOUSANDS)
Net revenues................................................  $    317    $
1,490
                                                              --------
--------
Impairment of long-lived assets.............................     5,709
--
Other costs and expenses....................................     7,095
30,534
                                                              --------
--------
Loss from discontinued operations...........................  $(12,487)
$(29,044)
                                                              ========
========

     All revenues for the three months ended March 31, 2001 were derived from the transportation management solutions business and all revenues for the three months ended March 31, 2000 were derived from the Internet postage business.

                              E-STAMP CORPORATION

     The Company expects to realize a gain on the disposal of its discontinued operations, primarily as a result of the sale of its intellectual property in April 2001.

     The assets and liabilities of discontinued operations, which are included in the corresponding line item on the balance sheet, are as follows:

Accounts receivable -- trade................................  $  183
Other receivable............................................   1,023
Prepaid expenses and other current assets...................     608
Property and equipment, net.................................   2,618
Other assets................................................     960
                                                              ------
                                                               5,392
Deferred revenue............................................    (243)
                                                              ------
Net assets of discontinued operations.......................  $5,149
                                                              ======

(C) IMPAIRMENT OF LONG-LIVED ASSETS

     During the three months ended March 31, 2001, Company management identified indicators of possible impairment of long-lived assets, principally goodwill and other intangible assets initially recorded in connection with the Company's acquisition of Infinity Logistics and Automated Logistics. These indicators included deterioration in the business climate for technology companies, significant declines in the market values of companies operating in the technology sector and recent changes in the Company's operating results and cash flow projections for the transportation management solutions business.

     Company management reviewed the projected operations and cash flows for the transportation management solutions business and compared projected undiscounted cash flows to the carrying amount of goodwill and other intangible assets. Based on the result of this review, management determined that these assets were impaired and had a fair value of zero. Accordingly, an impairment write-down was recorded during the three months ended March 31, 2001, consisting of $2.7 million of goodwill and $1.6 million of other intangible assets.

     In addition, as a result of a significant decrease in the Company's employee headcount during the three months ended March 31, 2001, Company management performed an inventory of computers, office furniture and other equipment held for disposal as of March 31, 2001. A write-down of $1.4 million was recorded during the three months ended March 31, 2001 to reduce the carrying amount of property and equipment held for disposal to its estimated fair value less cost to sell.

(D) RESTRUCTURING COSTS

     During 2000, the Company undertook two corporate restructurings and recorded restructuring charges totaling $20.3 million. In July 2000, the Company restructured its organization to focus on the development, marketing and sales of its transportation management solutions and reduce emphasis on its Internet postage business. In November 2000, the Company restructured the organization to phase out its Internet postage business. In connection with these restructurings, the Company terminated 52 employees, of which 48 left the Company by March 31, 2001 and the remaining four left by April 30, 2001. The windup of the Internet postage business was substantially completed by April 30, 2001.

                              E-STAMP CORPORATION

     The following table sets forth the activity in accrued restructuring costs during the three months ended March 31, 2001.

                                                          BALANCE
  BALANCE,
                                                        DECEMBER 31,
  MARCH 31,
                                                            2000       CASH PAID
    2001
                                                        ------------   ---------
  ---------
                                                                   (IN
THOUSANDS)
Employee termination costs............................     $  824       $  632
   $  192
Contract terminations.................................      2,687        1,388
    1,299
Operations shut-down..................................      1,805        1,179
      626
Reserve for sales returns.............................        617          354
      263
                                                           ------       ------
   ------
  Total...............................................     $5,933       $3,553
   $2,380
                                                           ======       ======
   ======

     In February 2001, the Company announced a further reduction in force and the elimination of 45 employees and contractors from its workforce. In connection with this action, the Company incurred severance expense of $392,000. This expense is included in loss from discontinued operations for the three months ended March 31, 2001.

(E) STOCKHOLDERS' EQUITY

Stock Subject to Rescission

     Shares issued under the Company's 1996 Employee Plan, 1996 Director Plan and 1999 Stock Plan (the "Plans") prior to October 14, 1999 may not have qualified for exemption from registration or qualification under federal and state securities laws and therefore may be subject to rescission.

     On February 2, 2000, the Company filed a rescission offer for 5,682,341 shares of common stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, covering shares of common stock issued under the Plans. The Company currently intends to file a request to withdraw the registration statement. Because the Act does not provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock and a significant portion of the shares have been resold for a price in excess of the original purchase price paid by the optionees, the Company does not intend to extend the rescission offer to the optionees. Management believes that the Company does not have a contingent liability resulting from the issuance of stock to these optionees that would materially and adversely impact the results of operations or financial position of the Company.

     Shares subject to rescission have been included in stockholders' equity in the accompanying balance sheets.

(F) CONTINGENCIES

Pitney Bowes Litigation

     On June 10, 1999, Pitney Bowes filed suit against the Company in the U.S. District Court for the District of Delaware alleging infringement of Pitney Bowes patents. The suit alleges that the Company is infringing seven patents held by Pitney Bowes related to postage application systems and seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. On July 30, 1999, the Company filed its answer to Pitney Bowes' complaint in which the Company denies all allegations of patent infringement and asserts affirmative and other defenses based on statutory and common law grounds, including inequitable conduct on the part of Pitney Bowes in its procurement of patents in proceedings before the U.S. Patent and Trademark Office. As part of the answer, the Company also brought various counterclaims against Pitney Bowes claiming Pitney Bowes' violation of Section 2 of the Sherman Act and intentional and tortious interference with E-Stamp's business relations based, in part, upon the Company's allegations that Pitney Bowes has unlawfully

                              E-STAMP CORPORATION
maintained its monopoly power in the postage metering market through a scheme to defraud the U.S. Patent and Trademark Office and its efforts to discourage potential investors and businesses from investing and entering into agreements with E-Stamp. The Company's suit seeks compensatory and treble damages, injunctive relief and recovery of attorney's fees. On September 21, 1999, Pitney Bowes filed a motion to strike or dismiss certain of E-Stamp's affirmative defenses and counterclaims or, in the alternative, to bifurcate discovery and trial of those counterclaims. On July 28, 2000, the U.S. District Court for the District of Delaware granted Pitney Bowes' motion to bifurcate discovery and trial of certain of our defenses and counterclaims. On April 14, 2000, Pitney Bowes filed a motion to amend their original complaint seeking to assert one additional patent held by Pitney Bowes and to remove one of the seven originally asserted patents held by Pitney Bowes. On July 28, 2000, the U.S. District Court for the District of Delaware granted Pitney Bowes' motion to amend. The Company is continuing to investigate the claims against it as well as infringement by Pitney Bowes of its patents, and may assert additional defenses or pursue additional counterclaims or independent claims against Pitney Bowes in the future.

     Pendency of the litigation can be expected to result in significant expenses to the Company and the diversion of management time and other resources. Management believes that the Company will not suffer a material adverse impact on its results of operations or its financial position as a result of this litigation.

Consumer Class Action Suit

     On March 16, 2001, a plaintiff filed a purported consumer class action suit against the Company in the Supreme Court of the State of New York, County of Kings. The suit alleges that the Company breached its contracts with the plaintiff and other customers. The plaintiff seeks compensatory damages and disgorgement of monies received in connection with the sale of Internet postage products. Following the Company's motion to dismiss the complaint on the grounds of improper venue and forum non conveniens, the parties agreed to discontinue the New York action. The Company expects the plaintiff to file a similar complaint in California state court. The Company is currently investigating the claims against it and intends to vigorously defend this action. Pendancy of these legal proceedings can be expected to result in expenses to the Company and the diversion of management time and other resources.

Francotyp-Postalia Litigation

     On April 9, 2001, the Company filed a complaint for declaratory relief against Francotyp-Postalia, AG & Co. in the U.S. District Court for the Northern District of California seeking a declaratory judgment for a dispute arising under a letter agreement regarding certain marketing and promotional arrangements and Francotyp-Postalia's purchase in July 1998 of Series B preferred stock of the Company for $3,000,000. On April 26, 2001, Francotyp-Postalia filed a complaint against the Company in the Chancery Court of the State of Delaware, New Castle County regarding the dispute seeking rescission of the original purchase of the preferred stock. On May 21, 2001, the Company filed a motion to remove Francotyp-Postalia's action to the United States District Court in Delaware. The Company is continuing to investigate the claims against it and intends to vigorously defend this action.

                                                                         ANNEX I


================================================================================








                          AGREEMENT AND PLAN OF MERGER



                                  BY AND AMONG

                               E-STAMP CORPORATION

                                       AND

                                LEARN2.COM, INC.













                           Dated as of April 19, 2001




================================================================================

                                TABLE OF CONTENTS




          Page

          ----
ARTICLE I. THE MERGER AND THE PRIVATE
PLACEMENT..............................................2
    SECTION 1.01  The
Merger.................................................................2
    SECTION 1.02  Effective Time; Closing
Date...............................................2
    SECTION 1.03
Closing....................................................................2
    SECTION 1.04  Effect of the
Merger.......................................................2
    SECTION 1.05  Certificate of Incorporation;
By-laws......................................3
    SECTION 1.06  Directors and Officers of the Surviving Corporation and
E-Stamp
                  following the
Merger.......................................................3
    SECTION 1.07  Subsequent
Actions.........................................................3
    SECTION 1.08  The Private
Placement......................................................3
    SECTION 1.09  Tax
Consequences...........................................................6
ARTICLE II. CONVERSION OF SECURITIES; EXCHANGE OF
CERTIFICATES...............................6
    SECTION 2.01  Conversion of Capital
Stock................................................6
    SECTION 2.02  Exchange of
Certificates...................................................7
    SECTION 2.03  Learn2
Options.............................................................8
    SECTION 2.04  Certain
Adjustments........................................................8
    SECTION 2.05  Dissenting
Shares..........................................................9
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF
LEARN2........................................9
    SECTION 3.01  Organization and
Qualification.............................................9
    SECTION 3.02
Subsidiaries..............................................................10
    SECTION 3.03  Organizational
Documents..................................................10
    SECTION 3.04
Capitalization............................................................10
    SECTION 3.05  Authority; Binding
Obligation.............................................11
    SECTION 3.06  No Conflict; Required Filings and
Consents................................12
    SECTION 3.07  SEC Filings; Financial
Statements.........................................12
    SECTION 3.08  Disclosure
Documents......................................................13
    SECTION 3.09
Assets....................................................................13
    SECTION 3.10  Absence of Certain
Developments...........................................14
    SECTION 3.11  Litigation; Compliance with
Law...........................................14
    SECTION 3.12  Intellectual
Property.....................................................14
    SECTION 3.13  Environmental
Matters.....................................................15
    SECTION 3.14  Contracts; No
Default.....................................................15
    SECTION 3.15  Labor
Relations...........................................................16
    SECTION 3.16  Pension and Benefit
Plans.................................................16
    SECTION 3.17  Taxes and Tax
Matters.....................................................18
    SECTION 3.18
Insurance.................................................................19
    SECTION 3.19  Arrangements With Related
Parties.........................................19
    SECTION 3.20  Board
Recommendation......................................................19
    SECTION 3.21  Broker's
Fees.............................................................19
ARTICLE IV. REPRESENTATIONS AND WARRANTIES  OF
E-STAMP......................................20
    SECTION 4.01  Organization and
Qualification............................................20
    SECTION 4.02
Subsidiaries..............................................................20
    SECTION 4.03  Organizational
Documents..................................................20
    SECTION 4.04
Capitalization............................................................21
    SECTION 4.05  Authority; Binding
Obligation.............................................22
    SECTION 4.06  No Conflict; Required Filings and
Consents................................22
    SECTION 4.07  SEC Filings; Financial
Statements.........................................23
    SECTION 4.08  Disclosure
Documents......................................................24
    SECTION 4.09
Assets....................................................................24
    SECTION 4.10  Absence of Certain
Developments...........................................24
    SECTION 4.11  Litigation; Compliance with
Law...........................................25
    SECTION 4.12  Intellectual
Property.....................................................25
    SECTION 4.13  Environmental
Matters.....................................................26

    SECTION 4.14  Contracts; No
Default.....................................................26
    SECTION 4.15  Labor
Relations...........................................................26
    SECTION 4.16  Pension and Benefit
Plans.................................................27
    SECTION 4.17  Taxes and Tax
Matters.....................................................28
    SECTION 4.18
Insurance.................................................................30
    SECTION 4.19  Arrangements With Related
Parties.........................................30
    SECTION 4.20  Board
Recommendation......................................................30
    SECTION 4.21  Broker's
Fees.............................................................30
ARTICLE V.
COVENANTS.......................................................................
 .30
    SECTION 5.01  Conduct of the Business of Learn2 Until Effective
Time....................30
    SECTION 5.02  Conduct of the Business of E-Stamp Until Effective
Time...................32
    SECTION 5.03  Commercially Reasonable Efforts to Satisfy
Conditions.....................34
    SECTION 5.04  No Solicitation by Learn2 of Competing
Transactions.......................34
    SECTION 5.05  No Solicitation by E-Stamp of Competing
Transactions......................36
    SECTION 5.06  Registration Statement; Proxy
Statement...................................37
    SECTION 5.07  Stockholders
Meetings.....................................................38
    SECTION 5.08  Quarterly
Plan............................................................39
    SECTION 5.09  Access and
Information....................................................39
    SECTION 5.10
Publicity.................................................................40
    SECTION 5.11  Directors' and Officers' Insurance
Indemnification........................40
    SECTION 5.12  Employee Benefit
Matters..................................................40
    SECTION 5.13  Transaction
Expenses......................................................41
    SECTION 5.14  Stockholder
Litigation....................................................42
    SECTION 5.15  Affiliate
Agreements......................................................42
    SECTION 5.16  Redemption and Termination of Convertible
Debenture.......................42
    SECTION 5.17  Termination of Letter
Agreement...........................................42
    SECTION 5.18  Lock-Up
Agreements........................................................42
ARTICLE VI.
CONDITIONS......................................................................
43
    SECTION 6.01  Conditions to Obligations of Each Party under this
Agreement..............43
    SECTION 6.02  Conditions to Obligations of
E-Stamp......................................43
    SECTION 6.03  Conditions to Obligations of
Learn2.......................................44
ARTICLE VII. TERMINATION, AMENDMENT AND
WAIVER..............................................45
    SECTION 7.01
Termination...............................................................45
    SECTION 7.02  Effect of
Termination.....................................................46
    SECTION 7.03  Fees and
Expenses.........................................................46
    SECTION 7.04
Amendment.................................................................47
    SECTION 7.05  Extension;
Waiver.........................................................47
ARTICLE VIII. GENERAL
PROVISIONS............................................................47
    SECTION 8.01
Notices...................................................................47
    SECTION 8.02  No Survival of Representations and
Warranties.............................48
    SECTION 8.03
Headings..................................................................48
    SECTION 8.04
Severability..............................................................48
    SECTION 8.05  Entire
Agreement..........................................................49
    SECTION 8.06
Assignment................................................................49
    SECTION 8.07  Parties in
Interest.......................................................49
    SECTION 8.08  Mutual
Drafting...........................................................49
    SECTION 8.09  Governing
Law.............................................................49
    SECTION 8.10
Counterparts..............................................................50
    SECTION 8.11  Singular and
Plural.......................................................50
ARTICLE IX.
DEFINITIONS.....................................................................
50

                          AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of April 19, 2001 (this "Agreement"), is entered into by and among E-Stamp Corporation, a corporation organized under the laws of the State of Delaware ("E-Stamp"), and Learn2.com, Inc., a corporation organized under the laws of the State of Delaware ("Learn2") (E-Stamp and Learn2 are individually hereinafter referred to as a "Party" and collectively hereinafter referred to as the "Parties").

        WHEREAS, the Board of Directors of each of E-Stamp and Learn2 has approved and deems it advisable and in the best interests of its respective stockholders to consummate the acquisition of Learn2 by E-Stamp upon the terms and subject to the conditions set forth herein (the "Acquisition"); and

        WHEREAS, in furtherance of the Acquisition, Learn2 proposes to offer and sell to E-Stamp, in a transaction exempt from registration under the Securities Act (as defined herein) (the "Private Placement"), the Convertible Note (as defined herein) in exchange for an aggregate cash amount of $2,000,000; and

        WHEREAS, E-Stamp proposes to acquire all of the outstanding securities of Learn2 not acquired pursuant to the Private Placement pursuant to a merger between E-Stamp and Learn2 (the "Merger") in accordance with the Delaware General Corporation Law ("Delaware Law"); and

        WHEREAS, as a condition and inducement to E-Stamp entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, E-Stamp is entering into a voting agreement with certain of the directors and officers of Learn2 who are Learn2 Stockholders (as defined herein) (the "E-Stamp Voting Agreement"); and

        WHEREAS, as a condition and inducement to Learn2 entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Learn2 is entering into a voting agreement with certain of the directors and officers of E-Stamp who are E-Stamp Stockholders (as defined herein) (the "Learn2 Voting Agreement"); and

        WHEREAS, each of E-Stamp and Learn2 desire to make certain representations, warranties, covenants and agreements in connection with the Private Placement and the Merger; and

        WHEREAS, E-Stamp and Learn2 intend that the Merger constitute a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and that this Agreement constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g); and

        WHEREAS, certain terms used in this Agreement are defined in Article IX hereof.

        NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows.


                                   ARTICLE I.

                      THE MERGER AND THE PRIVATE PLACEMENT

SECTION 1.01 THE MERGER.

Upon the terms and subject to the conditions set forth in Agreement, and in accordance with Delaware Law, at the Effective Time (as defined in Section 1.02 of this Agreement) Learn2 shall be merged with and into E-Stamp, with E-Stamp being the surviving corporation (hereinafter sometimes called "Surviving Corporation") in the Merger. Upon consummation of the Merger, the separate corporate existence of Learn2 shall cease, and the Surviving Corporation shall continue to exist as a Delaware corporation.

SECTION 1.02 EFFECTIVE TIME; CLOSING DATE.

Subject to the provisions of Section 1.03 of this Agreement, as promptly as practicable after the satisfaction or, if permissible, waiver of all of the conditions set forth in Article VI of this Agreement, the Parties shall cause the Merger to be consummated by filing the Certificate of Merger, and any other appropriate documents with the Delaware Secretary of State, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing, or such later mutually agreed date and time specified in the Certificate of Merger, being the "Effective Time").

SECTION 1.03 CLOSING.

The closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date to be agreed upon by the Parties, and if such date is not agreed upon by the Parties, the Closing shall occur on the second Business Day after satisfaction or, if permissible, waiver of all of the conditions set forth in
Article VI of this Agreement, at the offices of Swidler Berlin Shereff Friedman, LLP, 405 Lexington Avenue, New York, New York 10174 or at such other place as is agreed to by the Parties.

SECTION 1.04 EFFECT OF THE MERGER.

Without limiting the generality of the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of Learn2 and E-Stamp shall vest in the Surviving Corporation and all restrictions, obligations, duties, debts and liabilities of Learn2 and E-Stamp shall be the restrictions, obligations, duties, debts and liabilities of the Surviving Corporation.

SECTION 1.05 CERTIFICATE OF INCORPORATION; BY-LAWS.

Pursuant to the Merger and effective immediately following the Merger, (x) the certificate of incorporation of E-Stamp, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by law and such certificate of incorporation; provided, however that Section I of the certificate of incorporation of E-Stamp shall be amended to read as follows: "The name of the corporation is Learn2.com, Inc.", and (y) the by-laws of E-Stamp, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by law, by such certificate of incorporation or by such by-laws. The Merger shall have the effects specified in Delaware Law.

SECTION 1.06 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION AND E-STAMP FOLLOWING THE MERGER.

From and after the Effective Time of the Merger, the Board of Directors of E-Stamp shall consist of nine directors, comprised of five designees of the Board of Directors of E-Stamp and four designees of the Board of Directors of Learn2. At the Effective Time of the Merger, Robert Ewald shall be the Chairman of the Board, Stephen Gott shall be President and Chief Executive Officer and Marc Landy shall be a Vice President and Chief Financial Officer of E-Stamp. At the Effective Time of the Merger, the Executive Committee of the Board of E-Stamp shall consist of Donald Schupak, Marcelo Gumucio, Robert Ewald and Stephen Gott, and Donald Schupak shall be the Chairman of the Executive Committee of the Board.

SECTION 1.07 SUBSEQUENT ACTIONS.

If at any time after the Effective Time the Surviving Corporation will consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Learn2 acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Learn2, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

SECTION 1.08 THE PRIVATE PLACEMENT.

        (a) The Private Placement. At the Convertible Note Closing (as defined below), Learn2 shall issue and deliver to E-Stamp, and E-Stamp agrees to purchase and accept from Learn2 the Convertible Note in exchange for $2,000,000. The Parties intended that the Private Placement be a transaction exempt from registration under the Securities Act.

        (b) Convertible Note Closing. Provided this Agreement shall not have been terminated, the closing of the acquisition of the Convertible Note (the "Convertible Note Closing") shall be held on April 23, 2001 (the "Convertible Note Closing Date"), as mutually determined by E-Stamp and Learn2, at the offices of Swidler Berlin Shereff Friedman, LLP, The Chrysler Building, 405 Lexington Avenue, 12th Floor, New York, New York 10174. At the Convertible Note
Closing: (i) E-Stamp will deliver $2,000,000 by wire transfer of immediately available funds pursuant to the wire instructions delivered by Learn2; (ii) Learn2 shall issue and deliver to E-Stamp the Convertible Note with the legend in Section 1.08(c)(vi); (iii) Learn2 shall deliver to E-Stamp a certificate signed by an executive officer of Learn2 that the representations and warranties of Learn2 set forth in Section 1.08(d) and Article III hereof are true in all respects (in the case of any representation or warranty qualified as to materiality) or in all material respects (in the case of any representation or warranty not so qualified) at and as of the Convertible Note Closing Date; and
(iv) E-Stamp shall deliver to Learn2 a certificate signed by an executive officer of E-Stamp that the representations and warranties of E-Stamp set forth in Section 1.08(c) and Article IV hereof are true in all respects (in the case of any representation or warranty qualified as to materiality) or in all material respects (in the case of any representation or warranty not so qualified) at and as of the Convertible Note Closing Date.

        (c) E-Stamp Private Placement Representations and Warranties. With respect to the Private Placement, E-Stamp hereby represents, warrants to and agrees with Learn2 as follows:

               (i) E-Stamp has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an unregistered, investment such as an investment in Learn2 and has evaluated the merits and risks of such an investment. E-Stamp is not relying on Learn2 with respect to the tax, legal and economic considerations involved in this investment or to its investment in Learn2. E-Stamp understands that the sale and purchase of the Convertible Note, the Preferred Shares issuable on conversion of the Convertible Note and the shares of common stock issuable upon conversion of the Preferred Shares (collectively, the "Private Placement Securities") have not been approved or disapproved by the SEC or any other Governmental Entity.

               (ii) E-Stamp has been afforded with an opportunity to ask questions of and receive answers from representatives of Learn2 concerning information, to which a reasonable investor would attach significance in making investment decisions, so that as a reasonable investor E-Stamp has been able to make E-Stamp's decision to purchase the Private Placement Securities.

               (iii) E-Stamp acknowledges that neither Learn2 nor any person or entity acting on its behalf has offered to sell any of the Private Placement Securities to E-Stamp by means of any form of general solicitation or advertising, including without limitation (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising. E-Stamp has not taken any action that would result in the Private Placement being treated as a public offering and not a valid private offering under the law.

               (iv) E-Stamp is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. E-Stamp hereby represents and warrants that (i) it has not been formed for the purpose of purchasing the Private Placement Securities, (ii) it is not an employee benefit plan that permits employees to direct the investment of their account balances and (iii) it is not an investment company as defined in the Investment Company Act of 1940, as amended (the "Investment Company Act"), and is not an entity that would be an investment company as defined in the Investment Company Act but for the exception provided in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

               (v) E-Stamp is acquiring the Private Placement Securities solely for its own account, for investment purposes only, and not with a view towards their resale or distribution. E-Stamp will not sell or otherwise transfer the Private Placement Securities, without registration under the Securities Act, or an exemption therefrom and fully understands and agrees that E-Stamp must bear the economic risk of E-Stamp's purchase of the Private Placement Securities for an indefinite period of time because, among other reasons, the Private Placement Securities have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned, transferred or otherwise disposed of unless the securities are subsequently registered under the Securities Act and under the applicable securities laws of such states or unless an exemption from such registration is available in the opinion of counsel of Learn2. E-Stamp is aware that an exemption from the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder is not presently available; that Learn2 has no obligation to make available an exemption from the registration requirements pursuant to such Rule 144 or a successor rule for resale of the Private Placement Securities; and that even if an exemption under Rule 144 were available, Rule 144 permits only routine sales of securities in limited amounts in accordance with the terms and conditions of such Rule 144.

               (vi) E-Stamp agrees to the placement of a legend on any certificate or other document evidencing the Private Placement Securities (and a stop transfer order may be placed with respect thereto) in the form provided below:

        "THIS NOTE AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS (THE "ACTS"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF WITHOUT A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE ACTS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

        (d) Learn2 Private Placement Representations and Warranties. With respect to the Private Placement, Learn2 hereby represents, warrants to and agrees with E-Stamp as follows:

               (i) Learn2 will have at the Convertible Note Closing Date all requisite legal and corporate power to sell and issue the Convertible Note and to carry out and perform its obligations under the terms of the Convertible Note.

               (ii) All corporate action on the part of Learn2, its directors and stockholders necessary for the authorization, sale, issuance and delivery of the Convertible Note and the performance of all of Learn2's obligations thereunder has been taken or will be taken prior to the Convertible Note Closing. The Convertible Note, when executed and delivered by Learn2, shall constitute valid and binding obligations of Learn2 enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. The Preferred Shares, when issued in compliance with the provisions of the Convertible Note, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon E-Stamp; provided, however, that the Preferred Shares will be subject to restrictions on transfer under state and/or federal securities laws.

               (iii) Learn2 is the owner of all of the Assets subject to the lien securing the Convertible Note (the "Collateral"), no other Person has any right, title, claim or interest (by way of lien or otherwise) in, against or to the Collateral and upon the filing of UCC-1 financing statements in the appropriate filing offices, E-Stamp has a first priority perfected security interest in the Collateral.

SECTION 1.09 TAX CONSEQUENCES.

It is intended by the Parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code and that E-Stamp will continue the historic business of Learn2 following the Merger.


                                  ARTICLE II.

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES


SECTION 2.01 CONVERSION OF CAPITAL STOCK.

As of the Effective Time, by virtue of the Merger and without any further action on the part of the Learn2 Stockholders or holders of any capital stock of E-Stamp:

        (a) Each Learn2 Share owned by Learn2 as treasury stock and each Learn2 Share (including, without limitation, the Private Placement Securities) owned by E-Stamp, or any wholly owned Subsidiary of E-Stamp (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

        (b) Each issued and outstanding Learn2 Share (other than Learn2 Shares to be canceled in accordance with Section 2.01(a) and, if applicable, other than any Dissenting Shares) shall be converted into the right to receive the number of E-Stamp Shares calculated pursuant to the Exchange Ratio, rounded to the nearest whole share, transferred to the holder thereof, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Learn2 Share in the manner provided in Section 2.02. From and after the Effective Time, all such converted Learn2 Shares shall no longer be outstanding and shall be deemed to be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Learn2 Shares shall cease to have any rights with respect to such shares except the right to receive the Merger Consideration therefor, without interest, upon the surrender of such certificate in accordance with Section 2.02 or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Learn2 Shares as determined in accordance with Section 262 of Delaware Law.

SECTION 2.02 EXCHANGE OF CERTIFICATES.

        (a) E-Stamp shall designate a bank or trust company (which bank or trust company shall be reasonably acceptable to Learn2) to act as exchange agent for Learn2 Stockholders (the "Exchange Agent") in connection with the Merger to hold the E-Stamp Shares to which Learn2 Stockholders shall become entitled pursuant to Section 2.01(b).

        (b) As soon as reasonably practicable after the Effective Time, but in no event later than five (5) Business Days after the Closing, E-Stamp shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions not inconsistent with this Agreement as E-Stamp may specify, subject to reasonable approval by Learn2) and (ii) instructions for use in effecting the surrender of Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by E-Stamp, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Learn2 Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If delivery of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such delivery shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration for such Shares in cash as contemplated by this Section 2.02.

        (c) At the Effective Time, the stock transfer books of Learn2 shall be closed, and thereafter there shall be no further registration of transfers of the Shares on the records of Learn2. From and after the Effective Time, the holders of Certificates evidencing ownership of the Learn2 Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law.

        (d) At any time following one year after the Effective Time, E-Stamp and the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any E-Stamp Shares (including any earnings received with respect thereto) that had been made available to the Exchange Agent and that have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) and only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

SECTION 2.03 LEARN2 OPTIONS.

        (a) As of the Effective Time, each Learn2 Option shall be converted into an option, warrant, convertible security or other right to acquire E-Stamp Shares as provided in this Section 2.03. Following the Effective Time, each Learn2 Option shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such Learn2 Option was subject immediately prior to the Effective Time (including, in the case of each Learn2 Option granted under Learn2's Stock Option Plans, the terms and conditions of Learn2's Stock Option Plans under which such Learn2 Option was granted), except that: (i) each Learn2 Option (as converted pursuant to this Section 2.03) shall be exercisable for that number of whole E-Stamp Shares equal to the product of
(A) the aggregate number of shares of Learn2 Shares for which such Learn2 Option was exercisable at the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole share (provided that all references in such Learn2's Stock Option Plans and the agreement under which such Learn2 Option was granted to Learn2 shall be references to E-Stamp and references to Learn2 Shares shall be references to E-Stamp Shares); and (ii) the exercise price per share of E-Stamp Shares issuable pursuant to each Learn2 Option (as converted pursuant to this Section 2.03) shall be equal to the exercise price per Learn2 Share under such Learn2 Option at the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent.

        (b) The assumption and substitution of Learn2 Options as provided herein shall not give the holders of such Learn2 Options additional benefits or additional (or accelerated) vesting rights that they did not have immediately prior to the Effective Time or relieve the holders of such Learn2 Options from any obligations or restrictions applicable to their Learn2 Options or the shares obtainable upon exercise of the Learn2 Options. The adjustment provided herein with respect to any Learn2 Options that are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be, effected in a manner that is consistent with continued treatment of such Learn2 Options as "incentive stock options" under Section 424(a) of the Code. The duration and other terms of the converted Learn2 Options provided for in this Section 2.03 shall be the same as the Learn2 Options except that all references to Learn2 shall be references to E-Stamp and references to the Learn2 Shares shall be references to E-Stamp Shares. E-Stamp shall take all corporate action necessary to reserve for issuance, at all times any converted Learn2 Options provided for in this Section 2.03 are outstanding, a sufficient number of E-Stamp Shares for delivery upon the exercise of such converted Learn2 Options.

SECTION 2.04 CERTAIN ADJUSTMENTS

If between the date hereof and the Effective Time, the outstanding Learn2 Shares or E-Stamp Shares shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio (and any other references herein to a price per E-Stamp Share) shall be adjusted accordingly to provide the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

SECTION 2.05 DISSENTING SHARES.

To the extent that any holder of Learn2 Shares is entitled to appraisal rights under Delaware Law, then:

        (a) Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.01, but the holder thereof shall be entitled to only such rights as are granted by Delaware Law.

        (b) Notwithstanding the provisions of Section 2.05(a), if any holder of Learn2 Shares who demands appraisal of his Learn2 Shares under Delaware Law effectively withdraws or loses (through failure to perfect or otherwise) his right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Learn2 Shares shall automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.01(c), without interest, upon surrender of the Certificate or Certificates representing such Shares pursuant to Section 2.02.

        (c) Learn2 shall give E-Stamp (i) prompt notice of any written demands received by Learn2 for appraisal or payment of the fair value of any Learn2 Shares, withdrawals of such demands, and any other instruments served on Learn2 pursuant to Delaware Law and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. Except with the prior written consent of E-Stamp, Learn2 shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.


                                  ARTICLE III.
                    REPRESENTATIONS AND WARRANTIES OF LEARN2

Except as set forth in the Disclosure Letter delivered by Learn2 to E-Stamp simultaneously with the execution of this Agreement (the "Learn2 Disclosure Letter"), which Learn2 Disclosure Letter shall be divided into sections corresponding to the sections of this Article III, any exception set forth in any such section only modifying the corresponding section of this Article III or any other section of this Article III where the nature of such exception is reasonably apparent from the face of such exception, Learn2 hereby represents, warrants to and agrees with E-Stamp as follows:

SECTION 3.01 ORGANIZATION AND QUALIFICATION.

Learn2 is a corporation duly organized, validly existing and in good standing under Delaware Law, and has the corporate power and authority to own, operate and lease its Assets, to carry on its business as currently conducted, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. Learn2 is duly qualified to conduct business as a foreign corporation and is in good standing in the states, countries and territories, and in each jurisdiction where the nature of its business or the ownership, operation or leasing of its Assets makes such qualification necessary except where failure to so qualify would not have a Learn2 Material Adverse Effect.

SECTION 3.02 SUBSIDIARIES.

(a) Section 3.02 of Learn2 Disclosure Letter lists each Learn2 Subsidiary.
Section 3.02 of Learn2 Disclosure Letter sets forth (a) the authorized capital stock or other equity interests of each Learn2 Subsidiary and (b) the percentage of the issued and outstanding capital stock or other equity interests of each Learn2 Subsidiary owned by Learn2. Each Learn2 Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its state or jurisdiction of incorporation (as listed in Section 3.02 of Learn2 Disclosure Letter), and has the requisite power and authority to own, operate and lease its Assets and to carry on its business as currently conducted. Each Learn2 Subsidiary is duly qualified to conduct business as a foreign Person and is in good standing in each jurisdiction where the nature of its business or the ownership, operation or the leasing of its Assets makes such qualification necessary except where failure to so qualify would not have a Learn2 Material Adverse Effect.

(b) Except as set forth in Section 3.02 of Learn2 Disclosure Letter, Learn2 does not own, control or hold with the power to vote, directly or indirectly of record, beneficially or otherwise, any capital stock or any equity or ownership interest in any Person, except for less than five percent (5%) of any equity security registered under the Exchange Act.

SECTION 3.03 ORGANIZATIONAL DOCUMENTS.

Neither Learn2 nor any Learn2 Subsidiary is in violation of any of the provisions of its respective articles of incorporation or by-laws.

SECTION 3.04 CAPITALIZATION.

        (a) The authorized capital stock of Learn2 consists of one hundred million (100,000,000) Learn2 Shares and one hundred thousand (100,000) shares of preferred stock, par value $0.01 per share, of Learn2 (the "Learn2 Preferred Shares"). As of the close of business on April 11, 2001, (i) 52,881,618 Learn2 Shares are issued and outstanding; (ii) no Learn2 Shares are held in the treasury of Learn2; (iii) no Learn2 Preferred Shares are issued and outstanding; and (iv) an aggregate of 39,676,061 Learn2 Shares are reserved for issuance upon exercise of outstanding Learn2 Options. Except as provided in the foregoing sentence, Learn2 has no obligation to issue equity securities to any person. All the outstanding shares of Learn2's capital stock are, and all Learn2 Shares reserved for issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be, duly authorized, validly issued, fully paid and nonassessable. None of the outstanding shares of Learn2's capital stock have been issued in violation of any federal or state securities Laws. Learn2 will deliver to E-Stamp a complete and correct list, as of the close of business on April 11, 2001, of the number of Learn2 Shares subject to issuance upon exercise of outstanding

Learn2 Options (and the exercise prices thereof). Since April 11, 2001, there have been no changes to the authorized capital stock of Learn2 or the number of Learn2 Shares or Learn2 Preferred Shares outstanding except for issuances of Learn2 Shares upon exercise of Learn2 Options outstanding as of such date and reflected on the list delivered to E-Stamp described in the preceding sentence. Since April 11, 2001, no options or rights of any kind to acquire any shares of capital stock of Learn2 have been issued, granted or otherwise committed. Except as set forth in Section 3.04 of the Learn2 Disclosure Letter, all of the outstanding shares of capital stock of each Learn2 Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by Learn2 or a Learn2 Subsidiary free and clear of all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Learn2.

        (b) Except as set forth in Section 3.04 of the Learn2 Disclosure Letter, there are no equity securities of any class of any Learn2 Subsidiary or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 3.04 if the Learn2 Disclosure Letter, there are no options, warrants, calls, rights, commitments or agreements of any character to which any Learn2 Subsidiary is a party, or by which Learn2 or any Learn2 Subsidiary is bound, obligating Learn2 or any Learn2 Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of any Learn2 Subsidiary or obligating any Learn2 Subsidiary to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment or agreement. There are no obligations, contingent or otherwise, of Learn2 or any Learn2 Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Learn2 or any Learn2 Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Learn2 Subsidiary or any other entity. Section 3.04 of the Learn2 Disclosure Letter sets forth a complete schedule of all Learn2 Options held by the directors and executive officers of Learn2, which schedule includes for each such person, the number of Learn2 Shares for which such Learn2 Options are exercisable, the exercise price of such Learn2 Options, the vesting schedule of such Learn2 Options including the extent to which such Learn2 Option has vested to the date of this Agreement and whether the vesting of such Learn2 Option will be accelerated by reason of the transactions contemplated by this Agreement.

SECTION 3.05 AUTHORITY; BINDING OBLIGATION.

Learn2 has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Learn2 and the consummation by Learn2 of the transactions contemplated by this Agreement have been duly and validly approved by Learn2's Board of Directors. This Agreement has been duly executed and delivered by Learn2 and constitutes a legal, valid and binding obligation of Learn2 (assuming this Agreement has been duly executed and delivered by each of E-Stamp and constitutes a legal, valid and binding obligation of E-Stamp), enforceable in accordance with its terms, except as such enforceability may be subject to (a) the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law); and (b) public policy concerns (including without limitation, the ability of a court to refuse to enforce unconscionable covenants, indemnification provisions or similar provisions).

SECTION 3.06 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

        (a) The execution, delivery and performance by Learn2 of this Agreement, the fulfillment of and compliance with the terms and provisions hereof, and the consummation by Learn2 of the transactions contemplated hereby (including the Private Placement), do not and will not: (i) conflict with, or violate any provision of, the certificate of incorporation or by-laws of Learn2; (ii) subject to (A) obtaining the requisite approval and adoption of this Agreement by each of the Learn2 Stockholders and the E-Stamp Stockholders, if required by applicable Law, and (B) filing and recording of the Certificate of Merger as required by Delaware Law, conflict with or violate any Law applicable to Learn2 or any Learn2 Subsidiary, or any of their Assets; (iii) conflict with, result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the termination or acceleration under any agreement to which Learn2 or any Learn2 Subsidiary is a party or by which Learn2 or any Learn2 Subsidiary, or any of their Assets, may be bound; or (iv) result in or require the creation or imposition of, or result in the acceleration of, any indebtedness or any Lien of any nature upon, or with respect to, Learn2 or any Learn2 Subsidiary or any of its Assets, except for (x) any such conflict or violation described in clause (ii) above, (y) any such conflict, breach or default described in clause (iii) above, or (z) any such creation, imposition or acceleration described in clause (iv) above that would not have a Learn2 Material Adverse Effect and that would not prevent Learn2 from consummating the transactions described herein.

        (b) The execution, delivery and performance by Learn2 of this Agreement, the fulfillment of and compliance with the terms and provisions hereof, and the consummation by Learn2 of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Person not party to this Agreement, except (i) as set forth in Section 3.06 of the Learn2 Disclosure Letter, (ii) the filing and recording of the Certificate of Merger as required by Delaware Law and (iii) where the failure to obtain any consent, approval, authorization or permit or to make any filing or notification otherwise required to be disclosed hereunder would not have a Learn2 Material Adverse Effect.

SECTION 3.07 SEC FILINGS; FINANCIAL STATEMENTS.

        (a) Learn2 has filed all forms, reports, statements and other documents required to be filed with the SEC since January 1, 1999, and has heretofore delivered to E-Stamp (to the extent not publicly available in EDGAR format on the SEC's web site), in the form filed with the SEC since such date, together with any amendments thereto, all of its (i) Annual Reports on Form 10-K, (ii) Quarterly Reports on Form 10-Q, (iii) proxy statements relating to meetings of stockholders (whether annual or special), (iv) reports on Form 8-K and (v) other reports or registration statements filed by Learn2 (collectively, whether or not required to be delivered to E-Stamp, the "Learn2 SEC Reports"). As of their respective filing dates, Learn2 SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        (b) The audited consolidated financial statements and unaudited interim financial statements of Learn2 included in Learn2 SEC Reports (or incorporated by reference therein), including all related notes and schedules (the "Learn2 Financial Statements"), complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Learn2 Financial Statements present fairly in all material respects the consolidated financial position of Learn2 and any Learn2 Subsidiary as at the respective dates thereof and the consolidated results of operations and cash flows of Learn2 and any Learn2 Subsidiary for the periods indicated, in accordance with GAAP applied on a consistent basis in all material respects throughout the periods involved (except as may be noted therein) and subject in the case of interim financial statements to normal year-end adjustments and the absence of footnotes.

        (c) To the knowledge of Learn2, there are no liabilities or obligations (whether absolute or contingent, matured or unmatured) of Learn2 or any Learn2 Subsidiary that are not reflected, or reserved against, in the Learn2 Financial Statements, except for those (i) that are set forth in Section 3.07 of the Learn2 Disclosure Letter, (ii) that may have been incurred after December 31, 2000 in the Ordinary Course of Business or (iii) that would not have a Learn2 Material Adverse Effect.

SECTION 3.08 DISCLOSURE DOCUMENTS.

        (a) Each document required to be filed by Learn2 with the SEC in connection with the Merger (the "Learn2 Disclosure Documents") (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will, when filed, comply with the applicable requirements of the Exchange Act and the rules and regulations of the SEC, except that no representation or warranty is made hereby with respect to any information supplied by E-Stamp in writing expressly for inclusion in Learn2 Disclosure Documents.

        (b) The information with respect to Learn2 and/or any Learn2 Subsidiary that Learn2 furnishes to E-Stamp in writing specifically for use in any E-Stamp Disclosure Document will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of the consummation of the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

SECTION 3.09 ASSETS.

Learn2 and each Learn2 Subsidiary have good, valid and marketable title to, or a valid leasehold interest in, all Assets respectively owned or leased by them, including, without limitation, all material Assets reflected in the Learn2 Financial Statements and all material Assets acquired by Learn2 or by any Learn2 Subsidiary since December 31, 2000 (except for Assets reflected in the Learn2 Financial Statements or acquired since December 31, 2000 which have been sold or otherwise disposed of in the Ordinary Course of Business), free and clear of all Liens other than Liens reflected in the Learn2 Financial Statements, Permitted Liens and other Liens that do not materially detract from the value or impair the use of the Assets subject thereto. All material personal property of Learn2 and each Learn2 Subsidiary is in good operating condition and repair, ordinary wear and tear excepted, and is suitable and adequate for the uses for which it is intended or is being used.

SECTION 3.10 ABSENCE OF CERTAIN DEVELOPMENTS.

Since December 31, 2000, except as contemplated by this Agreement or as disclosed in any Learn2 SEC Report filed since December 31, 2000, Learn2 and any Learn2 Subsidiaries have conducted their businesses only in the Ordinary Course of Business and, since such date, except as set forth in Section 3.10 of the Learn2 Disclosure Letter, there has not been (a) any change in the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) of Learn2 or any Learn2 Subsidiary having, individually or in the aggregate, a Learn2 Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of its capital stock or any redemption, purchase or other acquisition of any of its securities, or (c) any agreement by Learn2 or any Learn2 Subsidiary to take any of the actions described in this Section 3.10 except as expressly contemplated by this Agreement.

SECTION 3.11 LITIGATION; COMPLIANCE WITH LAW.

        (a) Except as set forth in Learn2 SEC Reports and Section 3.11 of the Learn2 Disclosure Letter, there are: (i) no claims, actions, suits, investigations, or proceedings pending or, to Learn2's knowledge, threatened against Learn2 or any of Learn2 Subsidiaries before any Governmental Entity or arbitrator, that would be reasonably likely to have a Learn2 Material Adverse Effect or that would prevent or enjoin, or delay in any material respect, consummation of the Merger or the transactions contemplated hereby; and (ii) no orders of any Governmental Entity or arbitrator outstanding against Learn2 or any Learn2 Subsidiary that would reasonably be likely to have a Learn2 Material Adverse Effect or that would prevent or enjoin, or delay in any material respect, consummation of the Merger or the transactions contemplated hereby.

        (b) Learn2 and each Learn2 Subsidiary have complied and are in compliance in all material respects with all Laws applicable to Learn2 and each Learn2 Subsidiary and their respective businesses or Assets, the failure to comply with which, individually or in the aggregate, would have a Learn2 Material Adverse Effect. Learn2 and each Learn2 Subsidiary have obtained and hold all Licenses (none of which has been materially modified or rescinded and all of which are in full force and effect) from all Government Entities necessary in order to own, use and maintain their respective Assets and to conduct their respective businesses as presently conducted, where the failure to obtain and hold would have a Learn2 Material Adverse Effect.

SECTION 3.12 INTELLECTUAL PROPERTY.

        (a) Section 3.12 of the Learn2 Disclosure Letter sets forth a complete list of all material registered patents, trademarks, trade names, service marks, assumed names, copyrights and all applications therefor (collectively, the "Industrial Property") owned, filed or licensed by Learn2 or any Learn2 Subsidiary and, with respect to registered trademarks, all jurisdictions in which such trademarks are registered.

        (b) As used in this Agreement, "Intellectual Property" shall mean Industrial Property and inventions, invention studies (whether patentable or unpatentable), designs, copyrights, mask works, trade dress, secret formulae, trade secrets, secret processes, computer programs and know-how. Except as set forth in Section 3.12 of the Learn2 Disclosure Letter, (i) to Learn2's knowledge, the consummation of the transactions contemplated by this Agreement will not materially impair any right to use any of its Intellectual Property,
(ii) except as would not have a Learn2 Material Adverse Effect, all Intellectual Property owned by Learn2 or any Learn2 Subsidiary is owned by Learn2 or such Learn2 Subsidiary free and clear of all Liens, (iii) except as would not have a Learn2 Material Adverse Effect, Learn2 and the Learn2 Subsidiaries own or have the right to use all of the Intellectual Property used in the conduct of their businesses, and (iv) no claims have been asserted of which Learn2 or any Learn2 Subsidiary has been given written notice by any person with respect to the ownership or use by Learn2 or any Learn2 Subsidiary of the Intellectual Property, except those claims (if any) which, if adversely determined, would not have a Learn2 Material Adverse Effect.

SECTION 3.13 ENVIRONMENTAL MATTERS.

Learn2 and each Learn2 Subsidiary are in compliance in all material respects with all Environmental Laws known by Learn2 to be applicable to its Real Property except where the failure to comply would not have a Learn2 Material Adverse Effect. There are no pending or, to the knowledge of Learn2, threatened, actions, suits, claims, legal proceedings or other proceedings based on, and neither Learn2 nor any Learn2 Subsidiary has received any notice of any complaint, order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any Governmental Entity or any other Person arising out of or attributable to: (i) the current or past presence at any part of the real property owned or leased by Learn2 or any Learn2 Subsidiary (the "Learn2 Real Property") of any Hazardous Material; (ii) the off-site disposal of any Hazardous Material originating on or from the Learn2 Real Property; or (iii) any violation of Environmental Laws at any part of the Learn2 Real Property or otherwise arising from Learn2's or any Learn2 Subsidiary's activities involving any Hazardous Material, which, individually or in the aggregate, would have a Learn2 Material Adverse Effect. No Hazardous Materials are present in, on, or under (or, to the knowledge of Learn2, in the vicinity of) any properties owned, leased or used at any time (including both land and improvements thereon) by Learn2 or any Learn2 Subsidiary so as to give rise to any material liability or corrective or remedial obligation of Learn2 or any Learn2 Subsidiary under any Environmental Laws. Learn2 has provided to E-Stamp correct and complete copies of all reports, studies and other documents relating to any of the foregoing.

SECTION 3.14 CONTRACTS; NO DEFAULT.

Except as set forth in Section 3.14 of Learn2 Disclosure Letter, each Contract listed in the exhibit index to any of Learn2 SEC Filings (collectively, the "Learn2 Contracts") is in full force and effect, constitutes a valid and binding obligation of and is legally enforceable against Learn2 in accordance with its terms and, to the knowledge of Learn2, is a valid, binding and enforceable obligation of the other parties thereto, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally or subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law). There has not been (A) any failure by Learn2 or, to the knowledge of Learn2, any other party to a Learn2 Contract to comply with all material provisions thereof which default or failure to perform would have a Learn2 Material Adverse Effect or (B) any default by Learn2 or, to the knowledge of Learn2, any other party under a Learn2 Contract, which default or failure to perform would have a Learn2 Material Adverse Effect. Neither Learn2 nor any Learn2 Subsidiary is a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other Person other than any Learn2 Subsidiary.

SECTION 3.15 LABOR RELATIONS.

Except as set forth in Section 3.15 of Learn2 Disclosure Letter, there are no collective bargaining or other labor union Agreements to which Learn2 or any Learn2 Subsidiary is a party. There are, and for the past two (2) years have been, no strikes, work stoppages, union organization efforts or lawsuits (other than grievance proceedings) pending or, to the knowledge of Learn2, threatened between Learn2 or any Learn2 Subsidiary and (a) any current or former employees of Learn2 or any Learn2 Subsidiary except where such activity or lawsuits would not have a Learn2 Material Adverse Effect or (b) any union or other collective bargaining unit representing such employees. Learn2 and each Learn2 Subsidiary have complied and are in compliance with all Laws relating to employment or the workplace, including, without limitation, Laws relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration, withholding, unemployment compensation, worker's compensation, employee privacy and right to know, except where the failure so to comply would not have a Learn2 Material Adverse Effect.

SECTION 3.16 PENSION AND BENEFIT PLANS.

        (a) Section 3.16 of the Learn2 Disclosure Letter sets forth a correct and complete list of all the material employee benefit plans, agreements, commitments, practices or arrangements of any type providing any employee benefits (including, but not limited to, plans described in Section 3(3) of ERISA) currently maintained, ever maintained, sponsored by, contributed to or required to be contributed to by Learn2 or any Learn2 Subsidiary, or for the benefit of any employee, former employee, consultant or independent contractor (collectively, the "Benefit Plans").

        (b) With respect to each Benefit Plan, Learn2 has made available to E-Stamp true and complete copies of: (i) any written plan texts and agreements;
(ii) the summary plan description currently in effect and all material modifications thereto, if any; (iii) the three most recent annual return in the federal Form 5500 series, if applicable; (iv) the most recent annual and periodic accounting of plan assets, if applicable; (v) the most recent determination opinion, notification and/or advisory letter, if any, received from the United States Internal Revenue Service; and (vi) the most recent actuarial valuation, if applicable.

        (c) With respect to each Benefit Plan: (i) each Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification and/or advisory letter from the IRS with respect to each such Benefit Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Benefit Plan; (ii) such Benefit Plan has been administered and enforced in all material respects in accordance with its terms and all applicable Laws; (iii) no breach of fiduciary duty or prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to which Learn2, any Learn2 Subsidiary or such Benefit Plan may be liable or otherwise damaged; (iv) no litigation or claim (other than routine claims for benefits or overpayments of benefits), and no governmental administrative proceeding, audit or investigation, is pending or, to the knowledge of Learn2, threatened; (v) all contributions, premiums, and other payment obligations and all liabilities for accrued but unfunded obligations for benefits (using actuarial assumptions which are reasonable, both individually and in the aggregate) have been accrued on the Learn2 Financial Statements in accordance with GAAP (or thereafter on the financial records of Learn2) and all contributions required to be made to such Benefit Plan by the terms of such Benefit Plan or under applicable Law have been made on a timely basis; (vi) Learn2 or each Learn2 Subsidiary, as the case may be, has expressly reserved in itself the right to amend, modify or terminate such Benefit Plan, or any portion of it, without material liability to itself; and (vii) no such Benefit Plan requires Learn2 or any Learn2 Subsidiary to continue to employ any employee, director or consultant.

        (d) No Benefit Plan is a "multiemployer plan" (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of Section 4064 of ERISA or Section 413(c) of the Code). Neither Learn2 nor any Learn2 Subsidiaries has a current or potential liability or obligation, whether direct or indirect, with respect to any multiemployer plan or multiple employer plan. Neither Learn2 nor any Affiliate has any material liabilities for an employee benefit plan other than a Benefit Plan. Neither Learn2 nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any pension plan which is subject to Title IV of ERISA or Section 412 of the Code.

        (e) In the case of each Benefit Plan which provides welfare benefits of the type described in Section 3(1) of ERISA: (i) the reserves therefor on the Learn2 Financial Statements are adequate to discharge when due the accrued, unfunded liabilities for medical or death benefits with respect to current or former employees, directors or consultants of Learn2 or any Learn2 Subsidiary beyond their termination of employment (in addition to coverage mandated by Sections 601-608 of ERISA and 4980B(f) of the Code); and (ii) each such plan which provides medical or death benefits with respect to current or former employees of Learn2 or any Learn2 Subsidiary has been administered in all material respects in compliance with Sections 601-608 of ERISA and 4980B(f) of the Code.

        (f) Except as set forth in Section 3.16 of Learn2 Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not after the Effective Time entitle any individual to severance pay or accelerate the time of payment or vesting (other than as a result of a partial or full termination of a tax-qualified plan), or increase the amount, of compensation due to any individual, and no payment made or contemplated under any Benefit Plan constitutes an "excess parachute payment" within the meaning of Section 280G of the Code.

SECTION 3.17 TAXES AND TAX MATTERS.

        (a) Learn2 and each Learn2 Subsidiary have paid, or reserved in accordance with GAAP, all Taxes due and payable by any of them for or with respect to all periods up to and including the date hereof, except where such failure to pay or reserve would not have a Learn2 Material Adverse Effect.

        (b) There are no Liens on any of the Assets of Learn2 or any Learn2 Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax except for Liens reflected on the Learn2 Financial Statements, Permitted Liens or where such failure would not have a Learn2 Material Adverse Effect.

        (c) Learn2 and each Learn2 Subsidiary have filed, or caused to be filed, on a timely basis all material Learn2 Tax Returns that it was required to file.

        (d) Learn2 and each Learn2 Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor or stockholder, except where such failure to withhold or pay would not have a Learn2 Material Adverse Effect.

        (e) There is no dispute or claim concerning any liability for Taxes of Learn2 or any Learn2 Subsidiary either (i) claimed or raised by any Governmental Entity in writing or (ii) as to which Learn2 has knowledge based upon personal contact with any agent of such Governmental Entity. Section 3.17 of Learn2 Disclosure Letter indicates those Learn2 Tax Returns that have been audited, and indicates those Learn2 Tax Returns that currently are the subject of an audit.

        (f) The unpaid Taxes of Learn2 and any Learn2 Subsidiary (i) did not, as of the date of the most recent Learn2 Financial Statements prior to the date hereof, exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Learn2 or any Learn2 Subsidiary in filing the Learn2 Tax Returns.

        (g) None of Learn2 or any Learn2 Subsidiary has filed a consent under
Section 341(f) of the Code, concerning collapsible corporations. None of Learn2 or any Learn2 Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. None of Learn2 or any Learn2 Subsidiary is a party to any Tax allocation or sharing agreement. None of Learn2 or any Learn2 Subsidiary (A) has been a member of an "affiliated group," as defined in Section 1504(a) of the Code, filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Learn2) or (B) has any liability for the Taxes of any Person (other than any member of the group the common parent of which is or was Learn2) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract or otherwise.

        (g) Neither Learn2 nor any Learn2 Subsidiary has constituted a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "Series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

SECTION 3.18 INSURANCE.

        (a) Except as set forth in Section 3.18(a) of the Learn2 Disclosure Letter, Learn2 and the Learn2 Subsidiaries maintain policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and retained amounts, and against such risks and losses, as are, in the reasonable judgment of Learn2, reasonable for the conduct of their businesses and their Assets.

        (b) Section 3.18(b) of the Learn2 Disclosure Letter lists Learn2's director and officer insurance policies and the premiums payable thereunder.

SECTION 3.19 ARRANGEMENTS WITH RELATED PARTIES.

Except as set forth in Section 3.19 of Learn2 Disclosure Letter, no present or former officer, director, stockholder or other Person known to Learn2 to be an Affiliate of Learn2 or any Learn2 Subsidiary, nor any Person known to Learn2 to be an Affiliate of such Person, is currently a party to any transaction or agreement with Learn2 or any Learn2 Subsidiary, including any Contract providing for any loans, advances, the employment of, furnishing of services by, rental of its Assets from or to, or otherwise requiring payments to, any such Person.

SECTION 3.20 BOARD RECOMMENDATION.

        (a) Learn2's Board of Directors, at a meeting duly called and held, has
(i) unanimously determined that each of this Agreement and the Merger are advisable and in the best interests of Learn2 Stockholders, and (ii) resolved to recommend that Learn2 Stockholders approve and adopt this Agreement and the Merger, and none of the aforesaid actions by Learn2's Board of Directors has been amended, rescinded or modified.

        (b) The action taken by Learn2's Board of Directors constitutes approval of the Merger and the related transactions by Learn2's Board of Directors (including the Private Placement) under (i) the provisions of Section 203 of Delaware Law and (ii) the certificate of incorporation of Learn2, as in effect as of the date hereof and the Effective Date, such that the affirmative vote of the majority of the outstanding Learn2 Shares is the only vote of the holders of any class or series of Learn2's capital stock necessary to approve the Merger and adopt this Agreement. No other vote of any class or series of Learn2's capital stock is necessary to approve any of the transactions contemplated hereunder, other than the Merger.

SECTION 3.21 BROKER'S FEES.

Except as set forth in Section 3.21 of Learn2 Disclosure Letter, neither Learn2 nor any Learn2 Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder, or similar agent in connection with to the transactions contemplated by this Agreement.

                                  ARTICLE IV.
                         REPRESENTATIONS AND WARRANTIES
                                   OF E-STAMP

Except as set forth in the Disclosure Letter delivered by E-Stamp to Learn2 simultaneously with the execution of this Agreement (the "E-Stamp Disclosure Letter"), which E-Stamp Disclosure Letter shall be divided into sections corresponding to the sections of this Article IV, any exception set forth in any such section only modifying the corresponding section of this Article IV or any other section of this Article IV where the nature of such exception is reasonably apparent from the face of such exception, E-Stamp hereby represents, warrants to and agrees with Learn2 as follows:

SECTION 4.01 ORGANIZATION AND QUALIFICATION.

E-Stamp is a corporation duly organized, validly existing and in good standing under Delaware Law and has the corporate power and authority to own, operate and lease its Assets, to carry on its business as currently conducted, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. E-Stamp is duly qualified to conduct business a foreign corporation and is in good standing in the states, countries and territories, and in each jurisdiction, where the nature of its business or the ownership, operation or leasing of its Assets makes such qualification necessary except where failure to so qualify would not have an E-Stamp Material Adverse Effect.

SECTION 4.02 SUBSIDIARIES.

        (a) Section 4.02 of the E-Stamp Disclosure Letter lists each E-Stamp Subsidiary. Section 4.02 of the E-Stamp Disclosure Letter sets forth (a) the authorized capital stock or other equity interests of each E-Stamp Subsidiary and (b) the percentage of the issued and outstanding capital stock or other equity interests of each E-Stamp Subsidiary owned by E-Stamp. Each E-Stamp Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its state or jurisdiction of incorporation (as listed in Section 4.02 of the E-Stamp Disclosure Letter), and has the requisite power and authority to own, operate and lease its Assets and to carry on its business as currently conducted. Each E-Stamp Subsidiary is duly qualified to conduct business as a foreign Person and is in good standing in each jurisdiction where the nature of its business or the ownership, operation or the leasing of its Assets makes such qualification necessary except where failure to so qualify would not have an E-Stamp Material Adverse Effect.

        (b) Except as set forth in Section 4.02 of the E-Stamp Disclosure Letter, E-Stamp does not own, control or hold with the power to vote, directly or indirectly of record, beneficially or otherwise, any capital stock or any equity or ownership interest in any Person, except for less than five percent (5%) of any equity security registered under the Exchange Act.

SECTION 4.03 ORGANIZATIONAL DOCUMENTS.

Neither E-Stamp nor any E-Stamp Subsidiary is in violation of any of the provisions of its respective articles of incorporation or by-laws.




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SECTION 4.04 CAPITALIZATION.

        (a) The authorized capital stock of E-Stamp consists of two hundred million (200,000,000) E-Stamp Shares and ten million (10,000,000) shares of preferred stock, par value $0.001 per share, of E-Stamp (the "E-Stamp Preferred Shares"). As of the close of business on April 9, 2001, (i) 38,150,637 E-Stamp Shares are issued and outstanding; (ii) no E-Stamp Shares are held in the treasury of E-Stamp; (iii) no E-Stamp Preferred Shares are issued and outstanding; and (iv) an aggregate of 2,431,964 E-Stamp Shares are reserved for issuance upon exercise of outstanding options, warrants and other securities convertible into E-Stamp Shares (collectively, "E-Stamp Options"). Except as provided in the foregoing sentence and for the E-Stamp Shares issuable in the Merger, E-Stamp has no obligation to issue equity securities to any person. All the outstanding shares of E-Stamp's capital stock are, and all E-Stamp Shares reserved for issuance as specified above and all E-Stamp shares issuable pursuant to the Merger, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be, duly authorized, validly issued, fully paid and nonassessable. None of the outstanding shares of E-Stamp's capital stock have been issued in violation of any federal or state securities Laws. E-Stamp will deliver to Learn2 a complete and correct list, as of the close of business on April 9, 2001, of the number of E-Stamp Shares subject to issuance upon exercise of outstanding E-Stamp Options (and the exercise prices thereof). Since April 9, 2001, there have been no changes to the authorized capital stock of E-Stamp or the number of E-Stamp Shares or E-Stamp Preferred Shares outstanding except for issuances of E-Stamp Shares upon exercise of E-Stamp Options outstanding as of such date and reflected on the list delivered to E-Stamp described in the preceding sentence. Since April 9, 2001, no options or rights of any kind to acquire any shares of capital stock of E-Stamp have been issued, granted or otherwise committed. Except as set forth in
Section 4.04 of the E-Stamp Disclosure Letter, all of the outstanding shares of capital stock of each E-Stamp Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by E-Stamp or an E-Stamp Subsidiary free and clear of all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of E-Stamp.

        (b) Except as set forth in Section 4.04 of the E-Stamp Disclosure Letter, there are no equity securities of any class of any E-Stamp Subsidiary or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section
4.04 of the E-Stamp Disclosure Letter, there are no options, warrants, calls, rights, commitments or agreements of any character to which any E-Stamp Subsidiary is a party, or by which E-Stamp or any E-Stamp Subsidiary is bound, obligating E-Stamp or any E-Stamp Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of any E-Stamp Subsidiary or obligating E-Stamp or any E-Stamp Subsidiary to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment or agreement. There are no obligations, contingent or otherwise, of E-Stamp or any E-Stamp Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of E-Stamp or any E-Stamp Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any E-Stamp Subsidiary or any other entity. Section 4.04 of the E-Stamp Disclosure Letter sets forth a complete schedule of all E-Stamp Options held by the directors and executive officers of E-Stamp, which schedule includes for each such person, the number of E-Stamp Shares for which such E-Stamp Options are exercisable, the




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

exercise price of such E-Stamp Options, the vesting schedule of such E-Stamp Options including the extent to which such E-Stamp Option has vested to the date of this Agreement and whether the vesting of such E-Stamp Option will be accelerated by reason of the transactions contemplated by this Agreement.

SECTION 4.05 AUTHORITY; BINDING OBLIGATION.

E-Stamp has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by E-Stamp of this Agreement and the consummation by E-Stamp of the transactions contemplated by this Agreement, have been duly and validly approved by E-Stamp's Board of Directors. This Agreement has been duly executed and delivered by E-Stamp and constitutes a legal, valid and binding obligation of E-Stamp (assuming this Agreement has been duly executed and delivered by Learn2 and constitutes a legal, valid and binding obligation of Learn2), enforceable in accordance with its terms, except as such enforceability may be subject to (a) the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law); and (b) public policy concerns (including without limitation, the ability of a court to refuse to enforce unconscionable covenants, indemnification provisions or similar provisions).

SECTION 4.06 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

        (a) The execution, delivery and performance by E-Stamp of this Agreement, the fulfillment of and compliance with the respective terms and provisions hereof, and the consummation by E-Stamp of the transactions contemplated hereby, do not and will not: (i) conflict with, or violate any provision of, the certificate of incorporation or the by-laws of E-Stamp; (ii) subject to (A) obtaining the requisite approval and adoption of this Agreement by each of the Learn2 Stockholders and the E-Stamp Stockholders, if required by applicable Law and (B) filing and recording of the Certificate of Merger as required by Delaware Law, conflict with or violate any Law applicable to E-Stamp or any E-Stamp Subsidiary, or any of their Assets; (iii) conflict with, result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the termination or acceleration under any agreement to which E-Stamp or any E-Stamp Subsidiary is a party or by which E-Stamp or any E-Stamp Subsidiary, or any of their Assets, may be bound; or (iv) result in or require the creation or imposition of, or result in the acceleration of, any indebtedness or any Lien of any nature upon, or with respect to, E-Stamp or any E-Stamp Subsidiary or any of its Assets, except for
(x) any such conflict or violation described in clause (ii) above, (y) any such conflict, breach or default described in clause (iii) above, or (z) any such creation, imposition or acceleration described in clause (iv) above that would not have an E-Stamp Material Adverse Effect and that would not prevent E-Stamp from consummating the transactions described herein.

        (b) The execution, delivery and performance by E-Stamp of this Agreement, the fulfillment of and compliance with the respective terms and provisions hereof, and the consummation by each of E-Stamp of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any




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

Person not party to this Agreement, except (i) as set forth in Section 4.06 of the Learn2 Disclosure Letter, (ii) the filing and recording of the Certificate of Merger as required by Delaware Law and (iii) where the failure to obtain any consent, approval, authorization or permit or to make any filing or notification otherwise required to be disclosed hereunder would not have an E-Stamp Material Adverse Effect.

SECTION 4.07 SEC FILINGS; FINANCIAL STATEMENTS.

        (a) E-Stamp has filed all forms, reports, statements and other documents required to be filed with the SEC since October 8, 1999, and has heretofore delivered to Learn2 (to the extent not publicly available in EDGAR format on the SEC's web site), in the form filed with the SEC since such date, together with any amendments thereto, all of its (i) Annual Reports on Form 10-K, (ii) Quarterly Reports on Form 10-Q, (iii) proxy statements relating to meetings of stockholders (whether annual or special), (iv) reports on Form 8-K and (v) other reports or registration statements filed by E-Stamp (collectively, whether or not required to be delivered to Learn2, the "E-Stamp SEC Reports"). As of their respective filing dates, E-Stamp SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        (b) The audited consolidated financial statements and unaudited interim financial statements of E-Stamp included in E-Stamp SEC Reports (or incorporated by reference therein), including all related notes and schedules (the "E-Stamp Financial Statements"), complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The E-Stamp Financial Statements present fairly in all material respects the consolidated financial position of E-Stamp and any E-Stamp Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of E-Stamp and any E-Stamp Subsidiaries for the periods indicated, in accordance with GAAP applied on a consistent basis in all material respects throughout the periods involved (except as may be noted therein) and subject in the case of interim financial statements to normal year-end adjustments and the absence of footnotes.

        (c) To the knowledge of E-Stamp, there are no liabilities or obligations (whether absolute or contingent, matured or unmatured) of E-Stamp or any E-Stamp Subsidiary that are not reflected, or reserved against, in the E-Stamp Financial Statements, except for those (i) that are set forth in Section 4.07 of the E-Stamp Disclosure Letter, (ii) that may have been incurred after December 31, 2000 in the Ordinary Course of Business or (iii) that would not have an E-Stamp Material Adverse Effect.

        (d) Set forth in Section 4.07 of the E-Stamp Disclosure Letter is the determination of E-Stamp's cash balance, as of the date of this Agreement, together with E-Stamp's quarterly plan (including expected expenditures) for the next six (6) months.




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

SECTION 4.08 DISCLOSURE DOCUMENTS.

        (a) Each document required to be filed by E-Stamp with the SEC in connection with the Merger (the "E-Stamp Disclosure Documents") (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will, when filed, comply with the applicable requirements of the Exchange Act and the rules and regulations of the SEC, except that no representation or warranty is made hereby with respect to any information supplied by Learn2 in writing expressly for inclusion in E-Stamp Disclosure Documents.

        (b) The information with respect to E-Stamp and/or any E-Stamp Subsidiary that E-Stamp or any E-Stamp Subsidiary furnishes to Learn2 in writing specifically for use in any Learn2 Disclosure Document will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of the consummation of the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

SECTION 4.09 ASSETS.

E-Stamp and each E-Stamp Subsidiary have good, valid and marketable title to, or a valid leasehold interest in, all Assets respectively owned or leased by them, including, without limitation, all material Assets reflected in the E-Stamp Financial Statements and all material Assets acquired by E-Stamp or by any E-Stamp Subsidiary since December 31, 2000 (except for Assets reflected in the E-Stamp Financial Statements or acquired since December 31, 2000 which have been sold or otherwise disposed of in the Ordinary Course of Business), free and clear of all Liens other than Liens reflected in the E-Stamp Financial Statements, Permitted Liens and other Liens that do not materially detract from the value or impair the use of the Assets subject thereto. All material personal property of E-Stamp and each E-Stamp Subsidiary is in good operating condition and repair, ordinary wear and tear excepted, and is suitable and adequate for the uses for which it is intended or is being used.

SECTION 4.10 ABSENCE OF CERTAIN DEVELOPMENTS.

Since December 31, 2000, except as contemplated by this Agreement or as disclosed in any E-Stamp SEC Report filed since December 31, 2000, E-Stamp and any E-Stamp Subsidiaries have conducted their businesses only in the Ordinary Course of Business and since such date, except as set forth in Section 4.10 of the E-Stamp Disclosure Letter, there has not been (a) any change in the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) of E-Stamp or any E-Stamp Subsidiary having, individually or in the aggregate, an E-Stamp Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of its capital stock or any redemption, purchase or other acquisition of any of its securities, or (c) any agreement by E-Stamp or any E-Stamp Subsidiary to take any of the actions described in this
Section 4.10 except as expressly contemplated by this Agreement.




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

SECTION 4.11 LITIGATION; COMPLIANCE WITH LAW.

        (a) Except as set forth in the E-Stamp SEC Reports and Section 4.11 of the E-Stamp Disclosure Letter, there are: (i) no claims, actions, suits, investigations, or proceedings pending or, to E-Stamp's knowledge, threatened against E-Stamp or any E-Stamp Subsidiary before any Governmental Entity or arbitrator, that would be reasonably likely to have an E-Stamp Material Adverse Effect or that would prevent or enjoin, or delay in any material respect, consummation of the Merger or the transactions contemplated hereby; and (ii) no orders of any Governmental Entity or arbitrator outstanding against E-Stamp or any E-Stamp Subsidiary that would reasonably be likely to have an E-Stamp Material Adverse Effect or that would prevent or enjoin, or delay in any material respect, consummation of the Merger or the transactions contemplated hereby.

        (b) E-Stamp and each E-Stamp Subsidiary have complied and are in compliance in all material respects with all Laws applicable to E-Stamp and each E-Stamp Subsidiary and their respective businesses or Assets, the failure to comply with which, individually or in the aggregate, would have an E-Stamp Material Adverse Effect. E-Stamp and each E-Stamp Subsidiary have obtained and hold all Licenses (none of which has been materially modified or rescinded and all of which are in full force and effect) from all Government Entities necessary in order to own, use and maintain their respective Assets and to conduct their respective businesses as presently conducted, where the failure to obtain and hold would have an E-Stamp Material Adverse Effect.

SECTION 4.12 INTELLECTUAL PROPERTY.

        (a) Section 4.12 of the E-Stamp Disclosure Letter sets forth a complete list of all material registered patents, trademarks, trade names, service marks, assumed names, copyrights and all applications therefor (collectively, the "Industrial Property") owned, filed or licensed by E-Stamp or any E-Stamp Subsidiary and, with respect to registered trademarks, all jurisdictions in which such trademarks are registered.

        (b) As used in this Agreement, "Intellectual Property" shall mean Industrial Property and inventions, invention studies (whether patentable or unpatentable), designs, copyrights, mask works, trade dress, secret formulae, trade secrets, secret processes, computer programs and know-how. Except as set forth in Section 4.12 of the E-Stamp Disclosure Letter, (i) to E-Stamp's knowledge, the consummation of the transactions contemplated by this Agreement will not materially impair any right to use any of its Intellectual Property,
(ii) except as would not have an E-Stamp Material Adverse Effect, all Intellectual Property owned by E-Stamp or any E-Stamp Subsidiary is owned by E-Stamp or such E-Stamp Subsidiary free and clear of all Liens, (iii) except as would not have an E-Stamp Material Adverse Effect, E-Stamp and the E-Stamp Subsidiaries own or have the right to use all of the Intellectual Property used in the conduct of their businesses, and (iv) no claims have been asserted of which E-Stamp or any E-Stamp Subsidiary has been given written notice by any person with respect to the ownership or use by E-Stamp or any E-Stamp Subsidiary of the Intellectual Property, except those claims (if any) which, if adversely determined, would not have an E-Stamp Material Adverse Effect.




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

SECTION 4.13 ENVIRONMENTAL MATTERS.

E-Stamp and each E-Stamp Subsidiary are in compliance in all material respects with all Environmental Laws known by E-Stamp to be applicable to its Real Property except where the failure to comply would not have an E-Stamp Material Adverse Effect. There are no pending or, to the knowledge of E-Stamp, threatened, actions, suits, claims, legal proceedings or other proceedings based on, and neither E-Stamp nor any E-Stamp Subsidiary has received any notice of any complaint, order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any Governmental Entity or any other Person arising out of or attributable to: (i) the current or past presence at any part of the real property owned or leased by E-Stamp or any E-Stamp Subsidiary (the "E-Stamp Real Property") of any Hazardous Material; (ii) the off-site disposal of any Hazardous Material originating on or from the E-Stamp Real Property; or (iii) any violation of Environmental Laws at any part of the E-Stamp Real Property or otherwise arising from E-Stamp's or any E-Stamp Subsidiary's activities involving any Hazardous Material, which, individually or in the aggregate, would have an E-Stamp Material Adverse Effect. No Hazardous Materials are present in, on, or under (or, to the knowledge of E-Stamp, in the vicinity of) any properties owned, leased or used at any time (including both land and improvements thereon) by E-Stamp or any E-Stamp Subsidiary so as to give rise to any material liability or corrective or remedial obligation of E-Stamp or any E-Stamp Subsidiary under any Environmental Laws. E-Stamp has provided to Learn2 correct and complete copies of all reports, studies and other documents relating to any of the foregoing.

SECTION 4.14 CONTRACTS; NO DEFAULT.

Except as set forth in Section 4.14 of the E-Stamp Disclosure Letter, each Contract listed in the exhibit index to any of E-Stamp SEC Filings (collectively, the "E-Stamp Contracts") is in full force and effect, constitutes a valid and binding obligation of and is legally enforceable against E-Stamp in accordance with its terms and, to the knowledge of E-Stamp, is a valid, binding and enforceable obligation of the other parties thereto, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally or subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law). There has not been (A) any failure by E-Stamp or, to the knowledge of E-Stamp, any other party to an E-Stamp Contract to comply with all material provisions thereof which default or failure to perform would have an E-Stamp Material Adverse Effect or (B) any default by E-Stamp or, to the knowledge of E-Stamp, any other party under an E-Stamp Contract, which default or failure to perform would have an E-Stamp Material Adverse Effect. Neither E-Stamp nor any E-Stamp Subsidiary is a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other Person other than any E-Stamp Subsidiary.

SECTION 4.15 LABOR RELATIONS.

Except as set forth in Section 4.15 of the E-Stamp Disclosure Letter, there are no collective bargaining or other labor union Agreements to which E-Stamp or any E-Stamp Subsidiary is a party. There are, and for the past two (2) years have been, no strikes, work stoppages, union organization efforts or lawsuits (other than grievance proceedings) pending or, to the knowledge of E-Stamp, threatened between E-Stamp or any E-Stamp Subsidiary and (a) any current or former employees of E-Stamp or any E-Stamp Subsidiary except where such activity or lawsuits would not have an E-Stamp Material Adverse Effect or (b) any union or other collective bargaining unit representing such employees. E-Stamp and each E-Stamp Subsidiary have complied and are in compliance with all Laws relating to employment or the workplace, including, without limitation, Laws relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration, withholding, unemployment compensation, worker's compensation, employee privacy and right to know, except where the failure so to comply would not have an E-Stamp Material Adverse Effect.

SECTION 4.16 PENSION AND BENEFIT PLANS.

        (a) Section 4.16 of the E-Stamp Disclosure Letter sets forth a correct and complete list of all the material employee benefit plans, agreements, commitments, practices or arrangements of any type providing any employee benefits (including, but not limited to, plans described in Section 3(3) of ERISA) currently maintained, ever maintained, sponsored by, contributed to, or required to be contributed to by E-Stamp or any E-Stamp Subsidiary, or for the benefit of any employee, former employee, consultant or independent contractor (collectively, the "E-Stamp Benefit Plans").

        (b) With respect to each E-Stamp Benefit Plan, E-Stamp has made available to E-Stamp true and complete copies of: (i) any written plan texts and agreements; (ii) the summary plan description currently in effect and all material modifications thereto, if any; (iii) the three most recent annual return in the federal Form 5500 series, if applicable; (iv) the most recent annual and periodic accounting of plan assets, if applicable; (v) the most recent determination opinion, notification and/or advisory letter, if any, received from the United States Internal Revenue Service; and (vi) the most recent actuarial valuation, if applicable.

        (c) With respect to each E-Stamp Benefit Plan: (ii) each E-Stamp Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification and/or advisory letter from the IRS with respect to each such E-Stamp Benefit Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Benefit Plan; (i) if intended to qualify under Section 401(a) of the Code, such E-Stamp Benefit Plan so qualifies, and its trust, if applicable, is exempt from taxation under Section 501(a) of the Code; (ii) such E-Stamp Benefit Plan has been administered and enforced in all material respects in accordance with its terms and all applicable Laws; (iii) no breach of fiduciary duty or prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to which E-Stamp, any E-Stamp Subsidiary or such E-Stamp Benefit Plan may be liable or otherwise damaged; (iv) no litigation or claim (other than routine claims for benefits or overpayments of benefits), and no governmental administrative proceeding, audit or investigation, is pending or, to the knowledge of E-Stamp, threatened; (v) all contributions, premiums, and other payment obligations and all liabilities for accrued but unfunded obligations for benefits (using actuarial assumptions which are reasonable, both individually and in the aggregate) have been accrued on the E-Stamp Financial Statements




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

in accordance with GAAP (or thereafter on the financial records of E-Stamp) and all contributions required to be made to such E-Stamp Benefit Plan by the terms of such E-Stamp Benefit Plan or under applicable Law have been made on a timely basis; (vi) E-Stamp or each E-Stamp Subsidiary, as the case may be, has expressly reserved in itself the right to amend, modify or terminate such E-Stamp Benefit Plan, or any portion of it, without material liability to itself; and (vii) no such E-Stamp Benefit Plan requires E-Stamp or any E-Stamp Subsidiary to continue to employ any employee, director or consultant.

        (d) No E-Stamp Benefit Plan is a "multiemployer plan" (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of Section 4064 of ERISA or Section 413(c) of the Code). Neither E-Stamp nor any E-Stamp Subsidiaries has a current or potential liability or obligation, whether direct or indirect, with respect to any multiemployer plan or multiple employer plan. Neither E-Stamp nor any Affiliate has any material liabilities for an employee benefit plan other than a Benefit Plan. Neither E-Stamp nor any Affiliate has ever maintained, sponsored, participated in, or contributed to, any pension plan which is subject to Title IV or ERISA or Section 412 of the Code.

        (e) In the case of each E-Stamp Benefit Plan which provides welfare benefits of the type described in Section 3(1) of ERISA: (i) the reserves therefor on the E-Stamp Financial Statements are adequate to discharge when due the accrued, unfunded liabilities for medical or death benefits with respect to current or former employees, directors or consultants of E-Stamp or any E-Stamp Subsidiary beyond their termination of employment (in addition to coverage mandated by Sections 601-608 of ERISA and 4980B(f) of the Code); and (ii) each such plan which provides medical or death benefits with respect to current or former employees of E-Stamp or any E-Stamp Subsidiary has been administered in all material respects in compliance with Sections 601-608 of ERISA and 4980B(f) of the Code.

        (f) Except as set forth in Section 4.16 of the E-Stamp Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not after the Effective Time entitle any individual to severance pay or accelerate the time of payment or vesting (other than as a result of partial or full termination of a tax-qualified plan), or increase the amount, of compensation due to any individual, and no payment made or contemplated under any E-Stamp Benefit Plan constitutes an "excess parachute payment" within the meaning of Section 280G of the Code.

SECTION 4.17 TAXES AND TAX MATTERS.

        (a) E-Stamp and each E-Stamp Subsidiary have paid, or reserved in accordance with GAAP, all Taxes due and payable by any of them for or with respect to all periods up to and including the date hereof, except where such failure to pay or reserve would not have an E-Stamp Material Adverse Effect.

        (b) There are no Liens on any of the Assets of E-Stamp or any E-Stamp Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax except for Liens reflected on the E-Stamp Financial Statements, Permitted Liens or where such failure would not have an E-Stamp Material Adverse Effect.




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

        (c) E-Stamp and each E-Stamp Subsidiary have filed, or caused to be filed, on a timely basis all material E-Stamp Tax Returns that it was required to file. E-Stamp and each E-Stamp Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor or stockholder, except where such failure to withhold or pay would not have an E-Stamp Material Adverse Effect.

        (d) There is no dispute or claim concerning any liability for Taxes of E-Stamp or any E-Stamp Subsidiary either (i) claimed or raised by any Governmental Entity in writing or (ii) as to which E-Stamp has knowledge based upon personal contact with any agent of such Governmental Entity. Section 4.17 of the E-Stamp Disclosure Letter indicates those E-Stamp Tax Returns that have been audited, and indicates those E-Stamp Tax Returns that currently are the subject of an audit.

        (e) The unpaid Taxes of E-Stamp and any E-Stamp Subsidiary (i) did not, as of the date of the most recent E-Stamp Financial Statements prior to the date hereof, exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of E-Stamp or any E-Stamp Subsidiary in filing the E-Stamp Tax Returns.

        (f) None of E-Stamp or any E-Stamp Subsidiary has filed a consent under
Section 341(f) of the Code, concerning collapsible corporations. None of E-Stamp or any E-Stamp Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. None of E-Stamp or any E-Stamp Subsidiary is a party to any Tax allocation or sharing agreement. None of E-Stamp or any E-Stamp Subsidiary (A) has been a member of an "affiliated group," as defined in Section 1504(a) of the Code, filing a consolidated federal income Tax Return (other than a group the common parent of which is or was E-Stamp) or (B) has any liability for the Taxes of any Person (other than any member of the group the common parent of which is or was E-Stamp) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract or otherwise.

        (g) Neither E-Stamp nor any E-Stamp Subsidiary has constituted a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "Series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.




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

SECTION 4.18 INSURANCE.

Except as set forth in Section 4.18 of the E-Stamp Disclosure Letter, E-Stamp and the E-Stamp Subsidiaries maintain policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and retained amounts, and against such risks and losses, as are, in the reasonable judgment of E-Stamp, reasonable for the conduct of their businesses and their Assets.

SECTION 4.19 ARRANGEMENTS WITH RELATED PARTIES.

Except as set forth in Section 4.19 of the E-Stamp Disclosure Letter, no present or former officer, director, stockholder or other Person known to E-Stamp to be an Affiliate of E-Stamp or any E-Stamp Subsidiary, nor any Person known to E-Stamp to be an Affiliate of such Person, is currently a party to any transaction or agreement with E-Stamp or any E-Stamp Subsidiary, including any Contract providing for any loans, advances, the employment of, furnishing of services by, rental of its Assets from or to, or otherwise requiring payments to, any such Person.

SECTION 4.20 BOARD RECOMMENDATION.

        (a) E-Stamp's Board of Directors, at a meeting duly called and held, has
(i) unanimously determined that each of this Agreement and the Merger are advisable and in the best interests of E-Stamp Stockholders, and (ii) resolved to recommend that the E-Stamp Stockholders approve and adopt this Agreement and none of the aforesaid actions by E-Stamp's Board of Directors has been amended, rescinded or modified.

        (b) The action taken by E-Stamp's Board of Directors constitutes approval of the Merger and the related transactions by E-Stamp's Board of Directors under (a) the provisions of Section 203 of Delaware Law and (b) the certificate of incorporation of E-Stamp, as in effect as of the date hereof and the Effective Date, such that the affirmative vote of the majority of the outstanding E-Stamp Shares is the only vote of the holders of any class or series of E-Stamp's capital stock necessary to approve the Merger and adopt this Agreement. No other vote of any class or series of E-Stamp's capital stock is necessary to approve any of the transactions contemplated hereunder, other than the Merger.

SECTION 4.21 BROKER'S FEES.

Except as set forth in Section 4.21 of E-Stamp Disclosure Letter, neither E-Stamp nor any E-Stamp Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or similar agent in connection with the transactions contemplated by this Agreement.


                                   ARTICLE V.
                                    COVENANTS


SECTION 5.01 CONDUCT OF THE BUSINESS OF LEARN2 UNTIL EFFECTIVE TIME.

Learn2 hereby covenants and agrees that, from the date of this Agreement until the Effective Time, unless otherwise expressly required by this Agreement or consented to in writing by E-




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

Stamp, Learn2 will, and will cause each Learn2 Subsidiary to, carry on their respective businesses only in the Ordinary Course of Business, use reasonable commercial efforts to preserve intact their business organizations and Assets, maintain their rights and franchises, retain the services of their officers and employees and maintain their relationships with customers, suppliers and others having business dealings with them, and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained. Except as set forth on
Section 5.01 of Learn2 Disclosure Letter, consented to in writing by E-Stamp or otherwise expressly required by this Agreement, without limiting the generality of the foregoing, neither Learn2 nor any Learn2 Subsidiary will:

        (a) (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any employee, officer or director other than in the Ordinary Course of Business; (ii) establish, adopt, enter into or amend any Benefit Plan or other arrangement, except as may be required to comply with applicable Law; or (ii) promote or fire any employee, director or officer, other than in the Ordinary Course of Business;

        (b) declare, set aside or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock;

        (c) (i) redeem, purchase or otherwise acquire any shares of capital stock of Learn2 or any Learn2 Subsidiary or any securities or obligations convertible into or exchangeable for any shares of capital stock of Learn2 or any Learn2 Subsidiary, or any options, warrants or conversion or other rights to acquire any shares of capital stock of Learn2 or any Learn2 Subsidiary or any such securities or obligations, or any other securities thereof; (ii) effect any reorganization, recapitalization, merger or share exchange; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

        (d) issue, deliver, award, grant or sell, or authorize the issuance, delivery, award, grant or sale (including the grant of any limitations in voting rights or other Liens) of, any shares of any class of its capital stock (including shares held in treasury but excluding shares issuable upon the exercise of options or warrants outstanding on the date hereof in accordance with their terms as of the date hereof), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, options or warrants to acquire, any such shares, or amend or otherwise modify the terms of any such rights, options or warrants the effect of which shall be to make such terms more favorable to the holders thereof;

        (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the Assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof (other than purchases in the Ordinary Course of Business);

        (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Lien or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Lien or dispose of, any of its Assets, except in the Ordinary Course of Business;

        (g) propose or adopt any amendments to its certificate of incorporation, by-laws or other comparable charter or organizational documents;

        (h) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Learn2 or any Learn2 Subsidiary, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any agreement having the economic effect of any of the foregoing, except for borrowings not exceeding $2 million in the aggregate incurred in the Ordinary Course of Business;

        (i) make or change any material Tax election or any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

        (j) take any action or fail to take any action other than in the Ordinary Course of Business that would result in a Learn2 Material Adverse Effect or that would adversely affect the ability of Learn2 or any Learn2 Subsidiary prior to the Effective Time to obtain consents of third parties or approvals of Government Entities required to consummate the transactions contemplated in this Agreement; or

        (k) authorize, or commit or agree to do any of the foregoing.

SECTION 5.02 CONDUCT OF THE BUSINESS OF E-STAMP UNTIL EFFECTIVE TIME

E-Stamp hereby covenants and agrees that, from the date of this Agreement until the Effective Time, unless otherwise required contemplated by this Agreement or consented to in writing by Learn2, E-Stamp will, and will cause each E-Stamp Subsidiary to, carry on their respective businesses only in the Ordinary Course of Business, use reasonable commercial efforts to preserve intact their business organizations and Assets, maintain their rights and franchises, retain the services of their officers and employees and maintain their relationships with customers, suppliers and others having business dealings with them, and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained. Except as set forth on Section 5.02 of the E-Stamp Disclosure Letter, consented to in writing by Learn2 or otherwise expressly required by this Agreement, without limiting the generality of the foregoing, neither E-Stamp nor any E-Stamp Subsidiary will:

        (a) (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any employee, officer or director other than in the Ordinary Course of Business; (ii) establish, adopt, enter into or amend any Benefit Plan or other arrangement, except as may be required to comply with applicable Law; or (ii) promote or fire any employee, director or officer, other than in the Ordinary Course of Business;

        (b) declare, set aside or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock;

        (c) (i) redeem, purchase or otherwise acquire any shares of capital stock of E-Stamp or any E-Stamp Subsidiary or any securities or obligations convertible into or exchangeable for any shares of capital stock of E-Stamp or any E-Stamp Subsidiary, or any options, warrants or conversion or other rights to acquire any shares of capital stock of E-Stamp or any E-Stamp Subsidiary or any such securities or obligations, or any other securities thereof; (ii) effect any reorganization, recapitalization, merger or share exchange; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

        (d) issue, deliver, award, grant or sell, or authorize the issuance, delivery, award, grant or sale (including the grant of any limitations in voting rights or other Liens) of, any shares of any class of its capital stock (including shares held in treasury but excluding shares issuable upon the exercise of options or warrants outstanding on the date hereof in accordance with their terms as of the date hereof), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, options or warrants to acquire, any such shares, or amend or otherwise modify the terms of any such rights, options or warrants the effect of which shall be to make such terms more favorable to the holders thereof;

        (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the Assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof (other than purchases in the Ordinary Course of Business);

        (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Lien or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Lien or dispose of, any of its Assets, for materially less than the value of each such Asset as set forth in
Section 4.07 of the E-Stamp Disclosure Letter (an "Asset Disposition");

        (g) propose or adopt any amendments to its certificate of incorporation, by-laws or other comparable charter or organizational documents;

        (h) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of E-Stamp or any E-Stamp Subsidiary, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any agreement having the economic effect of any of the foregoing, except for borrowings not exceeding $2 million in the aggregate incurred in the Ordinary Course of Business;

        (i) make or change any material Tax election or any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

        (j) take any action or fail to take any action other than in the Ordinary Course of Business that would result in an E-Stamp Material Adverse Effect or that would adversely affect the ability of E-Stamp or any E-Stamp Subsidiary prior to the Effective Time to obtain consents of third parties or approvals of Government Entities required to consummate the transactions contemplated in this Agreement; or

        (k) authorize, or commit or agree to do any of the foregoing.

SECTION 5.03 COMMERCIALLY REASONABLE EFFORTS TO SATISFY CONDITIONS.

        (a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, each of E-Stamp and Learn2 agree to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable laws) to consummate and make effective the Merger and related transactions as promptly as practicable including, but not limited to, (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and related transactions and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity, and (ii) the satisfaction of the other parties' conditions to Closing. In addition, no party hereto shall take any action after the date hereof that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

        (b) Prior to the Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Entity or another information supplied by such party to a Governmental Entity in connection with this Agreement, the Merger and the related transactions. Each party hereto shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated herein. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to any of transactions contemplated herein, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request.

SECTION 5.04 NO SOLICITATION BY LEARN2 OF COMPETING TRANSACTIONS.

        (a) Neither Learn2 nor any Learn2 Subsidiary or Affiliate of Learn2 shall (and Learn2 shall cause the officers, directors, employees, representatives and agents of Learn2, each Learn2 Subsidiary and each Affiliate of Learn2, including, but not limited to, investment bankers, attorneys and accountants, not to), (i) directly or indirectly, encourage, solicit or facilitate any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal relating to Learn2 or (ii) participate in or initiate discussions or negotiations concerning, or provide any information to, any Person or group (other than E-Stamp, any of its Affiliates or representatives) relating to, an Acquisition Proposal relating to Learn2; provided, however, that if, at any time prior to the Effective Time, Learn2's Board of Directors determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to Learn2 Stockholders under applicable Law, Learn2 may, in response to a Superior Proposal relating to Learn2 that was not solicited by it or that did not otherwise result from a breach of this Section 5.04(a), and subject to providing prior written notice of its decision to take such action to E-Stamp and compliance with Section 5.04(c), (x) furnish information with respect to Learn2 and any Learn2 Subsidiary to any Person making a Superior Proposal relating to Learn2 pursuant to a confidentiality agreement containing terms no less favorable to Learn2 than the Confidentiality Agreement and (y) participate in discussions or negotiations regarding such Superior Proposal.

        (b) Except as set forth below in this subsection (b), neither Learn2's Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to E-Stamp, the approval or recommendation by Learn2's Board of Directors or any committee thereof of this Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal relating to Learn2 or (iii) enter into a letter of intent, agreement in principle, acquisition agreement or any other agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the Effective Time, in response to a Superior Proposal relating to Learn2 that was not solicited by Learn2 and that did not otherwise result from a breach of Section 5.04(a), Learn2's Board of Directors may (subject to this sentence and the provisions of Section 7.01 and Section 7.03) take any action specified in subparagraphs (i), (ii) or (iii) of this Section 5.04(b) but only after the second Business Day following E-Stamp's receipt of written notice from Learn2 advising E-Stamp that Learn2's Board of Directors has received a Superior Proposal relating to Learn2 that it intends to accept, specifying the material terms and conditions of such Superior Proposal, and identifying the Person making such Superior Proposal.

        (c) Learn2 agrees that as of the date hereof, it, Learn2 Subsidiaries and Affiliates (and their respective officers, directors, employees, representatives and agents) shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than E-Stamp or its representatives) conducted heretofore with respect to any Acquisition Proposal. Learn2 shall notify E-Stamp promptly (and in any event within one day) after receipt by Learn2 (or its advisors) of any Acquisition Proposal relating to Learn2 or any request for nonpublic information in connection with an Acquisition Proposal relating to Learn2 or for access to the properties, books or records of Learn2 or any Learn2 Subsidiary by any Person that informs Learn2 that it is considering making, or has made, an Acquisition Proposal relating to Learn2. Such notice to E-Stamp shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Learn2 shall keep E-Stamp informed of all material developments and the status of any Acquisition Proposal relating to Learn2, any negotiations or discussions with respect to any such Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal relating to Learn2 or for access to the properties, books or records of Learn2 or any Learn2 Subsidiary by any Person that is considering making, or has made, an Acquisition Proposal relating to Learn2.

        (d) Nothing contained in this Section 5.04 or any other provision hereof shall prohibit Learn2 or Learn2's Board of Directors from (i) withdrawing or modifying its recommendation of this Agreement or the Merger, (ii) taking and disclosing to Learn2 Stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (iii) making such disclosure to Learn2 Stockholders as, in the good faith judgment of Learn2's Board of Directors, if it determines in good faith, after consultation with outside legal counsel, that the failure to withdraw or modify its recommendation would be inconsistent with its fiduciary duties, or to take a position permitted by Rule 14e-2(a)(2) or (3) under the Exchange Act in order to comply with Rule 14d-9 or Rule 14e-2 under the Exchange Act (provided that any such withdrawal or modification shall not change the approval of the Board of Directors for purposes of causing any Section 203 of the Delaware General Corporation Law or any other takeover statute to be inapplicable to the transactions contemplated by this Agreement), but only after the second Business Day following E-Stamp's receipt of written notice from Learn2 of its intent to take any action permitted by this sentence, with the intent of permitting E-Stamp to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected.

SECTION 5.05 NO SOLICITATION BY E-STAMP OF COMPETING TRANSACTIONS.

        (a) Neither E-Stamp nor any E-Stamp Subsidiary or Affiliate of E-Stamp shall (and E-Stamp shall cause the officers, directors, employees, representatives and agents of E-Stamp, each E-Stamp Subsidiary and each Affiliate of E-Stamp, including, but not limited to, investment bankers, attorneys and accountants, not to), (i) directly or indirectly, encourage, solicit or facilitate any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal relating to E-Stamp or (ii) participate in or initiate discussions or negotiations concerning, or provide any information to, any Person or group (other than Learn2, any of its Affiliates or representatives) relating to, an Acquisition Proposal relating to E-Stamp; provided, however, that if, at any time prior to the Effective Time, E-Stamp's Board of Directors determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to E-Stamp Stockholders under applicable Law, E-Stamp may, in response to a Superior Proposal relating to E-Stamp that was not solicited by it or that did not otherwise result from a breach of this Section 5.05(a), and subject to providing prior written notice of its decision to take such action to Learn2 and compliance with Section 5.05(c), (x) furnish information with respect to E-Stamp and any E-Stamp Subsidiary to any Person making a Superior Proposal relating to E-Stamp pursuant to a confidentiality agreement containing terms no less favorable to E-Stamp than the Confidentiality Agreement and (y) participate in discussions or negotiations regarding such Superior Proposal.

        (b) Except as set forth below in this subsection (b), neither E-Stamp's Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Learn2, the approval or recommendation by E-Stamp's Board of Directors or any committee thereof of this Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal relating to E-Stamp or (iii) enter into a letter of intent, agreement in principle, acquisition agreement or any other agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the Effective Time, in response to a Superior Proposal relating to E-Stamp that was not solicited by E-Stamp and that did not otherwise result from a breach of Section 5.05(a), E-Stamp's Board of Directors may (subject to this sentence and the provisions of Section 7.01 and Section 7.03) take any action specified in subparagraphs (i), (ii) or (iii) of this Section 5.05(b) but only after the second Business Day following Learn2's receipt of written notice from E-Stamp advising Learn2 that E-Stamp's Board of Directors has received a Superior Proposal relating to E-Stamp that it intends to accept, specifying the material terms and conditions of such Superior Proposal, and identifying the Person making such Superior Proposal.

        (c) E-Stamp agrees that as of the date hereof, it, E-Stamp Subsidiaries and Affiliates (and their respective officers, directors, employees, representatives and agents) shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than Learn2 or its representatives) conducted heretofore with respect to any Acquisition Proposal. E-Stamp shall notify Learn2 promptly (and in any event within one day) after receipt by E-Stamp (or its advisors) of any Acquisition Proposal relating to E-Stamp or any request for nonpublic information in connection with an Acquisition Proposal relating to E-Stamp or for access to the properties, books or records of E-Stamp or any E-Stamp Subsidiary by any Person that informs E-Stamp that it is considering making, or has made, an Acquisition Proposal relating to E-Stamp. Such notice to Learn2 shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. E-Stamp shall keep Learn2 informed of all material developments and the status of any Acquisition Proposal relating to E-Stamp, any negotiations or discussions with respect to any such Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal relating to E-Stamp or for access to the properties, books or records of E-Stamp or any E-Stamp Subsidiary by any Person that is considering making, or has made, an Acquisition Proposal relating to E-Stamp.

        (d) Nothing contained in this Section 5.05 or any other provision hereof shall prohibit E-Stamp or E-Stamp's Board of Directors from (i) withdrawing or modifying its recommendation of this Agreement or the Merger, (ii) taking and disclosing to E-Stamp Stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (iii) making such disclosure to E-Stamp Stockholders as, in the good faith judgment of E-Stamp's Board of Directors, if it determines in good faith, after consultation with outside legal counsel, that the failure to withdraw or modify its recommendation would be inconsistent with its fiduciary duties, or to take a position permitted by Rule 14e-2(a)(2) or (3) under the Exchange Act in order to comply with Rule 14d-9 or Rule 14e-2 under the Exchange Act (provided that any such withdrawal or modification shall not change the approval of the Board of Directors for purposes of causing any
Section 203 of the Delaware General Corporation Law or any other takeover statute to be inapplicable to the transactions contemplated by this Agreement), but only after the second Business Day following Learn2's receipt of written notice from E-Stamp of its intent to take any action permitted by this sentence, with the intent of permitting Learn2 to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected.

SECTION 5.06 REGISTRATION STATEMENT; PROXY STATEMENT

        (a) E-Stamp and Learn2 agree that as promptly as practicable following the date of this Agreement they shall jointly prepare and file a registration statement on Form S-4 (the "Registration Statement") including a joint proxy statement/prospectus (the "Proxy Statement") with the SEC. Each Party shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date following such filing. In connection with the foregoing, Learn2 shall furnish to E-Stamp (and be responsible for) all information related to it as is required to be included in the Registration Statement. If at any time prior to the Effective Time any event with respect to Learn2 or any Learn2 Subsidiary or with respect to other information supplied by Learn2 for inclusion in the Registration Statement shall occur which is required to be described in an amendment of, or a supplement to, the

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Registration Statement, Learn2 shall provide written notice thereof to E-Stamp and such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated. If, at any time prior to the Effective Time any event with respect to E-Stamp or any of the E-Stamp Subsidiary or with respect to other information supplied by E-Stamp for inclusion in the Registration Statement shall occur, which is required to be described in an amendment of, or a supplement to, the Registration Statement, E-Stamp shall provide written notice thereof to E-Stamp, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated. No filing of, or amendment or supplement to, the Registration Statement will be made by either E-Stamp or Learn2 without the other Party's prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other party the opportunity to review and comment thereon. E-Stamp shall advise Learn2, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of E-Stamp Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

SECTION 5.07 STOCKHOLDERS MEETINGS.

        (a) As soon as practicable following the effectiveness of the Registration Statement, Learn2, acting through Learn2's Board of Directors, shall, in accordance with applicable Law:

            (i) duly call, give notice of, convene and hold a special meeting of the Learn2 Stockholders (the "Learn2 Stockholders' Meeting") for the purpose of considering and taking action upon the approval of (x) the Merger and the adoption of this Agreement, and (y) the issuance of the RGC Shares (as defined in Section 5.16) to RGC International Investors, LDC ("RGC");

            (ii) use its reasonable efforts to solicit from Learn2 Stockholders proxies in favor of the Merger and take all other action necessary to secure any vote or consent of Learn2 Stockholders required by the certificate of incorporation of Learn2 and Delaware Law, or other applicable Law, to effect the Merger and to approve the issuance of the RGC Shares.

E-Stamp shall vote, or cause to be voted, in favor of the approval of the Merger and the approval and adoption of this Agreement: all Learn2 Shares owned by E-Stamp or any E-Stamp Subsidiary. Learn2's obligation to call, give notice of, convene and hold the Learn2 Stockholders' Meeting in accordance with this
Section 5.07(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Learn2 of any Acquisition Proposal, Learn2's withdrawal or modification, or proposed withdrawal or modification, of its position with respect to the Merger, or approval or recommendation, or proposed approval or recommendation of, any Acquisition Proposal relating to Learn2, or entering into any agreement with respect to any Acquisition Proposal relating to Learn2.

        (b) As soon as practicable following the effectiveness of the Registration Statement, E-Stamp, acting through E-Stamp's Board of Directors, shall, in accordance with applicable Law:




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            (i) duly call, give notice of, convene and hold a special meeting of the E-Stamp Stockholders (the "E-Stamp Stockholders' Meeting") as promptly as practicable following the date hereof for the purpose of considering and taking action upon the approval of (x) the Merger and the adoption of this Agreement,
(y) the election of directors of E-Stamp effective upon the Effective Time as contemplated by Section 1.06(b) above, and (z) the change of E-Stamp's corporate name to "Learn2.com, Inc." (the "Name Change"); and

            (ii) use its reasonable efforts to solicit from E-Stamp Stockholders proxies in favor of the Merger and take all other action necessary to secure any vote or consent of E-Stamp Stockholders required by the certificate of incorporation of E-Stamp and Delaware Law, or other applicable Law, to effect the Merger and to approve the Name Change.

Learn2 shall vote, or cause to be voted, in favor of the approval of the Merger and the approval and adoption of this Agreement: all E-Stamp Shares owned by Learn2 or any Learn2 Subsidiary. E-Stamp's obligation to call, give notice of, convene and hold the E-Stamp Stockholders' Meeting in accordance with this
Section 5.07(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to E-Stamp of any Acquisition Proposal, E-Stamp's withdrawal or modification, or proposed withdrawal or modification, of its position with respect to the Merger, or approval or recommendation, or proposed approval or recommendation of, any Acquisition Proposal relating to E-Stamp, or entering into any agreement with respect to any Acquisition Proposal relating to E-Stamp.

SECTION 5.08 QUARTERLY PLAN.

        (a) E-Stamp shall promptly notify, and consult with, Learn2 in the event that either E-Stamp's actual expenditures, or the valuation of E-Stamp's Assets, vary, or are reasonably expected to vary, in any material amount, from E-Stamp's expected expenditures or valuations set forth in Section 4.07 of the E-Stamp Disclosure Letter. E-Stamp shall not make any expenditures other than those set forth in its Quarterly Plan as set forth in Section 4.07 of the E-Stamp Disclosure Letter, or an Asset Disposition, without Learn2's prior written approval (which shall not be unreasonably withheld or delayed).

        (b) No later than three (3) weeks following the end of each month, E-Stamp shall provide Learn2 with its unaudited monthly financial statements and provide all reasonably requested computations and workpapers related thereto.

SECTION 5.09 ACCESS AND INFORMATION.

For so long as this Agreement is in effect, and subject to applicable Laws, each Party shall, and shall cause each of their respective Subsidiaries to, (a) afford to the other Party and its officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours, subject to reasonable advance notice, to all of their respective properties, Contracts, books, records and personnel and (b) furnish promptly to the other Party (i) a copy of each Contract filed with, or received from any Governmental Entity and (ii) all other information concerning their respective businesses, operations, Assets, liabilities and personnel as such other Party may reasonably request.




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SECTION 5.10 PUBLICITY.

E-Stamp and Learn2 shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of a national securities exchange or the Nasdaq Stock Market if it has used all reasonable efforts to consult with the other party prior thereto.

SECTION 5.11 DIRECTORS' AND OFFICERS' INSURANCE INDEMNIFICATION.

        (a) For six years after the Effective Time, E-Stamp shall indemnify, defend and hold harmless each current and former officer or director of Learn2 or any Learn2 Subsidiary against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of E-Stamp or the Surviving Corporation, which consent shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent required under applicable Delaware Law, the terms of the certificate of incorporation or by-laws of Learn2, as in effect at the date hereof; provided, that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

        (b) E-Stamp or the Surviving Corporation shall maintain Learn2's existing officers' and directors' liability insurance for a period of not less than six years after the Effective Date; provided, that E-Stamp may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the former directors or officers of Learn2 to which such insurance applies; provided, further, that in no event shall E-Stamp or the Surviving Corporation be required to pay aggregate premiums for insurance under this Section 5.12(b) in excess of 200% of the aggregate premiums paid by Learn2 in 2000 on an annualized basis for such purpose; and provided, further, that if E-Stamp or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 5.12(b) for such aggregate premium, E-Stamp or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 200% of the aggregate premiums paid by Learn2 in 2000 on an annualized basis for such purpose.

SECTION 5.12 EMPLOYEE BENEFIT MATTERS.

        (a) For a period of one year after the Effective Time, E-Stamp shall maintain, or cause to be maintained, employee benefit plans and arrangements which in the aggregate will provide retirement, health, welfare and insurance benefits that are comparable to the retirement, health, welfare and insurance benefits provided to those employees of Learn2 immediately prior to the Effective Time, other than with respect to perquisites and fringe benefits not offered to similarly situated employees of E-Stamp.




                                      -40-
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        (b) With respect to any employee benefit plan, program or policy of
E-Stamp or any Subsidiary that is made available to employees of Learn2 or Learn2 Subsidiary: (i) service with Learn2 and Learn2 Subsidiaries by any such employee as reflected on Learn2 or Learn2 Subsidiary's records or the comparable plan records, at the election of E-Stamp, prior to the Effective Time shall be credited for eligibility, participation and vesting purposes under such plan, program or policy (but not for purposes of accrual of benefits), subject to appropriate break-in-service rules; provided, however that the applicable insurance carrier, third party provider or the like agrees to do so; and (ii) with respect to any welfare benefit plans to which such employee may become eligible, E-Stamp shall cause such plans to provide for the year 2000 credit for any co-payments or deductibles and maximum out-of-pocket payments by such employees and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that had not been satisfied, under any welfare benefit plans maintained by Learn2 and any Learn2 Subsidiary prior to the Effective Time; provided, however that the applicable insurance carrier, third party provider or the like agrees to do so. E-Stamp shall recognize vacation days previously accrued and reserved for by Learn2 immediately prior to the Effective Time.

        (c) Effective as of the day immediately preceding the Effective Time, Learn2 and each Learn2 Subsidiary and their Affiliates, as applicable, shall each terminate any and all group severance, separation or salary continuation plans, programs or arrangements, and any and all plans intended to include a Code Section 401(k) arrangement (unless E-Stamp provides written notice to Learn2 that such 401(k) plans shall not be terminated) (collectively, "Learn2 Plans"). Unless E-Stamp provides such written notice to Learn2, no later than three (3) business days prior to the Effective Time, Learn2 shall provide E-Stamp with evidence that such Learn2 Plans have been terminated (effective as of the day immediately preceding the Effective Time) pursuant to resolutions of Learn2's Board of Directors and/or Learn2 Subsidiary's Board of Directors, as applicable. The form and substance of such resolutions shall be subject to review and approval of E-Stamp. Learn2 and Learn2 Subsidiary also shall take such other actions in furtherance of terminating each such Learn2 Plan as E-Stamp may reasonably require.

        (d) Notwithstanding any disclosure set forth in the Learn2 Disclosure Letter, Learn2 hereby covenants and agrees that, from the date of this Agreement until the Effective Time, unless otherwise consented to in writing by E-Stamp, Learn2 shall not implement or effect the vesting of the repricing of any Learn2 Options that have been repriced. Learn2 and E-Stamp agree that, promptly following the date of this Agreement, they each shall use commercially reasonable efforts to jointly prepare a plan setting forth the Parties' mutual agreement with respect to the implementation and terms of any such vesting with respect to any Learn2 Options.

SECTION 5.13 TRANSACTION EXPENSES.

Except as provided in Section 7.03 of this Agreement, each Party to this Agreement (or the Surviving Corporation, after the Merger) shall bear its own expenses in connection herewith, including, without limitation, the fees of each Party's respective legal counsel, financial advisors, accountants, brokers, finders or investment bankers.




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SECTION 5.14 STOCKHOLDER LITIGATION.

Each of Learn2, on the one hand, and E-Stamp, on the other hand, shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against Learn2, or E-Stamp, as applicable, and its directors, relating to the transactions contemplated hereby.

SECTION 5.15 AFFILIATE AGREEMENTS.

Section 5.15 of the Learn2 Disclosure Letter set forth those persons who, in Learn2's reasonable judgment are, or may be deemed to be, "affiliates" of Learn2 within the meaning of Rule 145 promulgated under the Securities Act. Learn2 shall deliver or cause to be delivered to E-Stamp, concurrently with the execution of this Agreement, from each of such persons an executed Rule 145 Affiliate Agreement in the form attached hereto as Annex A.

SECTION 5.16 REDEMPTION AND TERMINATION OF CONVERTIBLE DEBENTURE.

Learn2 shall deliver or cause to be delivered to E-Stamp, concurrently with the execution of this Agreement, a written agreement between Learn2 and RGC in the form attached hereto as Annex B (the "RGC Redemption and Termination Agreement"), that shall provide for the redemption and termination of that certain Convertible Debenture dated March 10, 2000 in the aggregate principal amount of $10,000,000.00 (the "RGC Convertible Debenture") issued by Learn2 to RGC, pursuant to the terms set forth in the RGC Redemption and Termination Agreement.

SECTION 5.17 TERMINATION OF LETTER AGREEMENT.

Learn2 shall deliver or cause to be delivered to E-Stamp, concurrently with the execution of this Agreement, evidence of its termination of that certain letter agreement dated March 8, 2001 between Learn2 and Commonwealth Associates, L.P., which termination shall be in form and substance reasonably satisfactory to E-Stamp and shall provide that Learn2 has no remaining obligations or liabilities under such letter agreement.

SECTION 5.18 LOCK-UP AGREEMENTS.

Each of E-Stamp and Learn2 shall use its best efforts to deliver or cause to be delivered to the other Party as promptly as practicable following the date of this Agreement, but in any event no later than the date of mailing of the Proxy Statement to the Stockholders of Learn2 and E-Stamp, from each of its directors and executive officers who shall be serving in such capacities immediately following the Effective Time of the Merger, a lock-up agreement pursuant to which such person shall agree to subject the E-Stamp Shares beneficially owned by such person to the same contractual trading restrictions to which the E-Stamp Shares issued to RGC in the Merger are subject by virtue of the RGC Redemption and Termination Agreement.




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                                  ARTICLE VI.
                                   CONDITIONS


SECTION 6.01 CONDITIONS TO OBLIGATIONS OF EACH PARTY UNDER THIS AGREEMENT.

The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by agreement of E-Stamp and Learn2, in whole or in part, to the extent permitted by applicable Law:

        (a) Stockholder Approval. This Agreement shall have been duly approved and adopted and the Merger duly approved by the requisite vote under Delaware Law and the certificate incorporation and bylaws of Learn2 or E-Stamp, as applicable, by the Learn2 Stockholders and the E-Stamp Stockholders.

        (b) Effectiveness of Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of such Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of E-Stamp or Learn2, threatened by the SEC.

        (c) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law, in any case which is in effect and which prevents or prohibits consummation of the Merger; provided, however, that the Parties shall use their commercially reasonable efforts to cause any such Law to be vacated or lifted.

SECTION 6.02 CONDITIONS TO OBLIGATIONS OF E-STAMP.

The obligation of E-Stamp to consummate the transactions contemplated hereby shall be subject to the fulfillment on or prior to the Closing Date of the following conditions, any or all of which may be waived by E-Stamp, in whole or in part, to the extent permitted by applicable Law:

        (a) Representations and Warranties. The representations and warranties of Learn2 contained herein shall be true in all respects (in the case of any representation or warranty qualified as to materiality) or in all material respects (in the case of any representation or warranty not so qualified) at and as of the date hereof and on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except (i) in each case, or in the aggregate, other than with respect to the representation set forth in Section 3.04, as does not constitute a Learn2 Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties which address matters only of a certain date (which representations shall have been true and correct (subject to any qualifications set forth in the preceding clause (i)) as of such particular date), and E-Stamp shall have received a certificate signed by an executive officer of Learn2 to such effect.

        (b) Performance of Obligations. Learn2 shall have performed or complied in all material respects with all conditions, agreements, obligations and covenants required to be performed or




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complied with prior to the Closing by Learn2 under this Agreement and E-Stamp shall have received a certificate signed by an executive officer of Learn2 to such effect.

        (c) Learn2 Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Learn2 Material Adverse Effect (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any Learn2 Material Adverse Effect) not disclosed in the Learn2 Disclosure Letter as of the date hereof.

        (d) Redemption and Termination of RGC Convertible Debenture. The issuance of the RGC Shares shall have been duly approved by the Learn2 Stockholders, Learn2 shall have issued the RGC Shares to RGC, the RGC Convertible Debenture shall have been redeemed in accordance with the terms of the RGC Redemption and Termination Agreement, and E-Stamp shall have received evidence of all the foregoing in form and substance reasonably satisfactory to E-Stamp.

SECTION 6.03 CONDITIONS TO OBLIGATIONS OF LEARN2.

The obligation of Learn2 to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any or all of which may be waived by Learn2, in whole or in part, to the extent permitted by applicable Law:

        (a) Representations and Warranties. The representations and warranties of E-Stamp contained herein shall be true in all respects (in the case of any representation or warranty qualified as to materiality) or in all material respects (in the case of any representation or warranty not so qualified) at and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of the Closing Date, except (i) in each case, or in the aggregate, other than with respect to the representation set forth in Section 4.04, as does not constitute an E-Stamp Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties which address matters only of a certain date (which representations shall have been true and correct (subject to any qualifications set forth in the preceding clause (i)) as of such particular date) and Learn2 shall have received a certificate of an executive officer of E-Stamp to such effect.

        (b) Performance of Obligations. E-Stamp shall have performed or complied in all material respects with all conditions, agreements, obligations and covenants required to be performed or complied with prior to the Closing by E-Stamp under this Agreement and Learn2 shall have received a certificate of an executive officer of E-Stamp to such effect.

        (c) E-Stamp Material Adverse Effect. Since the date of this Agreement, there shall not have occurred an E-Stamp Material Adverse Effect (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any E-Stamp Material Adverse Effect) not disclosed in the E-Stamp Disclosure Letter as of the date hereof.

        (d) Net Cash as of Closing Date. The Net Cash as of the Closing Date shall be at least $13,000,000; provided that the Closing occurs on or before July 30, 2001. The foregoing minimum Net Cash condition will be subject to a monthly $750,000 reduction (the "Monthly Adjustment Amount") applied daily on a pro rata basis to the extent that the Closing occurs after

July 30, 2001; provided, that in the event that E-Stamp terminates, assigns or sublets the E-Stamp Real Estate Lease, the Monthly Adjustment Amount for periods following the date of such termination, assignment or sublease, as applicable, will be reduced from $750,000 to $450,000.

        (e) Limitation on Dissent. Learn2 Stockholders holding in the aggregate less than ten percent (10%) of the outstanding Learn2 Shares shall have exercised or given notice of their intent to exercise appraisal or dissenters' rights in accordance with applicable law.


                                  ARTICLE VII.
                        TERMINATION, AMENDMENT AND WAIVER


SECTION 7.01 TERMINATION.

This Agreement may be terminated at any time (except where otherwise indicated) prior to the Effective Time:

        (a) by mutual written consent of E-Stamp and Learn2;

        (b) By either of Learn2 or E-Stamp:

               (i) If the Merger shall not have been consummated by September 30, 2001 for any reason; provided however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure constitutes a breach of this Agreement;

               (ii) if (A) the E-Stamp Stockholder approval contemplated by
Section 5.07(b) shall not have been received by reason of the failure to obtain the required vote at a meeting of E-Stamp Stockholders duly convened therefor or at any adjournment thereof, or (B) the Learn2 Stockholder approval contemplated by Section 5.07(a) shall not have been received by reason of the failure to obtain the required vote at a meeting of Learn2 Stockholders duly convened therefore or at any adjournment thereof; or

               (iii) if any Governmental Entity shall have issued a Law, which permanently restrains, enjoins or otherwise prohibits the Merger and such Law shall have become final and non-appealable.

        (c) By Learn2:

               (i) if E-Stamp fails to consummate the Private Placement pursuant to Section 1.08 of this Agreement;

               (ii) if, prior to the exchange of Learn2 Shares by E-Stamp pursuant to the Merger, E-Stamp's Board of Directors shall have withdrawn, modified or changed in a manner adverse to Learn2 its approval or recommendation of this Agreement or the Merger or shall have recommended an Acquisition Proposal relating to E-Stamp or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal relating to E-Stamp with a Person other than Learn2 or its Affiliates; or

               (iii) if E-Stamp shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, in either case such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied as of the time of such breach, which breach cannot be or has not been cured within 15 days after the giving of written notice by Learn2 to E-Stamp.

        (d) By E-Stamp:

               (i) if, prior to the exchange of Learn2 Shares by E-Stamp pursuant to the Merger, Learn2's Board of Directors shall have withdrawn, modified or changed in a manner adverse to E-Stamp its approval or recommendation of this Agreement or the Merger or shall have recommended an Acquisition Proposal relating to Learn2 or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal relating to Learn2 with a Person other than E-Stamp or its Affiliates; or

               (ii) if, prior to the exchange of Learn2 Shares pursuant to the Merger, Learn2 shall have breached any representation, warranty, covenant or other agreement contained in this Agreement, in either case such that the conditions set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied as of the time of such breach which breach cannot be or has not been cured within 15 days after the giving of written notice by E-Stamp to Learn2.

SECTION 7.02 EFFECT OF TERMINATION.

In the event of the termination or abandonment of the transactions contemplated hereunder by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment is made, and there shall be no liability on the part of E-Stamp, or Learn2 except (A) for fraud or for willful breach of this Agreement prior to such termination or abandonment, (B) as set forth in this Section 7.02, 7.03 and Article VIII (General Provisions), each of which shall survive the termination of this Agreement, and (C) that the provisions of the Confidentiality Agreement will continue in full force and effect.

SECTION 7.03 FEES AND EXPENSES.

        (a) All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Learn2 and E-Stamp shall share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred in relation to the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

        (b) If this Agreement is terminated by Learn2 pursuant to Section 7.01(b)(ii)(A) or Section 7.01(c)(ii), E-Stamp shall pay to Learn2 in immediately available funds, within one (1) business day after demand by Learn2, the amount of $500,000.00.

        (c) If this Agreement is terminated by E-Stamp pursuant to Section 7.01(b)(ii)(B) or Section 7.01(d)(i), Learn2 shall pay to E-Stamp in immediately available funds, within one (1) business day after demand by E-Stamp, the amount of $500,000.00.

        (d) E-Stamp and Learn2 each acknowledge that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, neither E-Stamp nor Learn2 would enter into this Agreement; accordingly, if either Party fails to pay in a timely manner the amounts due pursuant to Section 7.03(b) or 7.03(c), as applicable, and, in order to obtain such payment, the other Party makes a claim that result in a judgment against the non-paying Party for the amounts set forth in Section 7.03(b) or 7.03(c), as applicable, the non-paying Party shall pay to the other Party its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in
Section 7.03(b) or 7.03(c), as applicable, at the prime rate of J.P. Morgan Chases in effect on the date such payment was required to be made. Payment of the fees described in Section 7.03(b) and Section 7.03(c) shall not be in lieu of damages incurred in the event of breach of this Agreement.

SECTION 7.04 AMENDMENT.

Subject to applicable Law, this Agreement may be amended by the Parties at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the Parties.

SECTION 7.05 EXTENSION; WAIVER.

At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties,
(b) waive any inaccuracies in the representations and warranties contained herein or in any Agreements, documents, certificates or other instruments delivered pursuant hereto and (c) waive compliance with any of the Agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.


                                 ARTICLE VIII.
                               GENERAL PROVISIONS


SECTION 8.01 NOTICES.

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses or sent by electronic transmission to the following facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):




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

        (a) to E-Stamp:

                      E-Stamp Corporation
                      2051 Stierlin Court
                      Mountain View, CA  94043
                      Facsimile:    (650) 919-7867
                      Attention:    General Counsel

                With a copy (which shall not constitute notice) to:

                      Wilson Sonsini Goodrich & Rosati, P.C.
                      650 Page Mill Road
                      Palo Alto, CA 94304
                      Facsimile:    (650) 493-6811
                      Attention:    N. Anthony Jeffries, Esq.

        (b) If to Learn2:

                      Learn2.com, Inc.
                      1311 Mamaroneck Avenue, Suite 210
                      White Plains, NY  10604
                      Telecopier No.:  (914) 682-8790
                      Attention:    President and Chief Executive Officer

                With a copy (which shall not constitute notice) to:

                      Swidler Berlin Shereff Friedman, LLP
                      The Chrysler Building
                      405 Lexington Avenue
                      New York, NY 10174
                      Telecopier No.:  (212) 891-9598
                      Attention:  Gerald Adler, Esq.

SECTION 8.02 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

SECTION 8.03 HEADINGS.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.04 SEVERABILITY.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.05 ENTIRE AGREEMENT.

This Agreement, together with the Confidentiality Agreement, the Convertible Note and the RGC Redemption and Termination Agreement, constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

SECTION 8.06 ASSIGNMENT.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however, that E-Stamp shall have the right to assign this Agreement without the prior written consent of Learn2 to a direct or indirect wholly-owned E-Stamp Subsidiary, but no such assignment shall relieve E-Stamp of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

SECTION 8.07 PARTIES IN INTEREST.

This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, other than the right to receive the Merger Consideration pursuant to Article II of this Agreement, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 8.08 MUTUAL DRAFTING.

Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. Consequently, this Agreement shall be interpreted without reference to any rule or precept of law that states that any ambiguity in a document be construed against the drafter.

SECTION 8.09 GOVERNING LAW.

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law.

SECTION 8.10 COUNTERPARTS.

This Agreement may be executed and delivered in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 8.11 SINGULAR AND PLURAL.

Any reference in this Agreement to the singular includes a reference to the plural and vice versa.


                                   ARTICLE IX.
                                   DEFINITIONS

        For purposes of this Agreement, the following terms, and the singular and plural thereof, shall have the meanings set forth below:

        "Acquisition Proposal" means any proposal or offer to acquire, directly or indirectly, 15% or more of the assets of a Person and its Subsidiaries, taken as a whole, or of the capital stock of a Person, whether by sale of Assets, tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transactions involving such Person or its Subsidiaries, division or operating or principal business unit.

        "Affiliate" means: (a) with respect to an individual, any member of such individual's family residing in the same household; (b) with respect to an entity, any officer or director of such entity; and (c) with respect to a Person, any Person which directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person or entity.

        "Agreement" is defined in the Preamble to this Agreement and shall include the Annexes and Exhibits to this Agreement, the Learn2 Disclosure Letter and the E-Stamp Disclosure Letter.

        "Acquisition" is defined in the Preamble to this Agreement.

        "Assets" means assets of every kind and everything that is or may be available for the payment of liabilities (whether inchoate, tangible or intangible), including, without limitation, cash and cash equivalents, receivables and real and personal property.

        "Asset Disposition" is defined in Section 5.02 (f) of this Agreement.

        "Benefit Plan" is defined in Section 3.16 of this Agreement.

        "Business Day" means a day other than a Saturday, a Sunday or any other day on which commercial banks in the City of New York are authorized or obligated to be closed.

        "Certificate" means a certificate that immediately prior to the Effective Time represented Learn2 Shares which were converted pursuant to
Section 2.01 into the right to receive the Merger Consideration.

        "Certificate of Merger" means the certificate of merger, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law in order to effect the Merger.

        "Closing" is defined in Section 1.03 of this Agreement.

        "Closing Date" means the date of the Closing.

        "Code" means the United States Internal Revenue Code of 1986, as amended, and all regulations promulgated pursuant thereto or in connection therewith.

        "Confidentiality Agreement" means the Confidentiality Agreement, dated March 19, 2001 among the Parties.

        "Contract" means any agreement between or among two or more Persons with respect to their relative rights and/or obligations or with respect to a thing done or to be done, including, without limitation, agreements denominated as contracts, leases, promissory notes, covenants, easements, rights of way, commitments, arrangements and understandings.

        "Convertible Note" means the promissory note to be issued by Learn2 to E-Stamp, in the form attached hereto as Annex C.

        "Delaware Law" is defined in the Preamble to this Agreement.

        "Effective Time" is defined in Section 1.02 of this Agreement.

        "Environmental Laws" means any federal, state or local Law relating to public health or safety, or pollution, damage to or protection of the environment including, without limitation, Laws relating to emissions, discharges, releases or threatened release of Hazardous Materials into the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, generation, disposal, transport or handling of any Hazardous Material.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated pursuant thereto or in connection therewith.

        "E-Stamp" is defined in the Preamble to this Agreement.

        "E-Stamp Benefit Plan" is defined in Section 4.16 of this Agreement.

        "E-Stamp Contract" is defined in Section 4.14 of this Agreement.

        "E-Stamp Disclosure Letter" is defined in the preamble of Article IV of this Agreement.

        "E-Stamp Disclosure Documents" is defined in Section 4.08 of this Agreement and includes the Offering Documents.

        "E-Stamp Financial Statements" is defined in Section 4.07(b) of this Agreement.

        "E-Stamp Material Adverse Effect" means any event, change or effect that, individually or when taken together with any related events, would be materially adverse to the business or operations or capitalization of E-Stamp and any E-Stamp Subsidiary, taken as a whole (other than the following in and of themselves, either alone or in combination: (i) any event, change or effect occurring as a result of (A) general economic or financial conditions or (B) conditions affecting E-Stamp's industry as a whole, (ii) any change or effect resulting from any termination of a customer or supplier relationship that is directly attributable to the announcement of this Agreement or the Merger or the transactions contemplated in connection therewith, (iii) a change in the market price or trading volume of the E-Stamp Shares, and (iv) any delisting of the E-Stamp Shares from the Nasdaq Stock Market).

        "E-Stamp Option" is defined in Section 4.04 of this Agreement.

        "E-Stamp Real Estate Lease" means that certain Office Lease Agreement dated February 25, 2000 between E-Stamp and EOP-Shoreline Technology Park, LLC.

        "E-Stamp Real Property" is defined in Section 4.13 of this Agreement.

        "E-Stamp Shares" means shares of common stock, par value $0.001 per share, of E-Stamp.

        "E-Stamp Stockholders" means the holders of E-Stamp Shares.

        "E-Stamp Stockholders' Meeting" is defined in Section 5.07(b) of this Agreement.

        "E-Stamp Subsidiary" means any Subsidiary of E-Stamp.

        "E-Stamp Tax Return" means all Tax Returns required to be filed by E-Stamp or any E-Stamp Subsidiary.

        "E-Stamp Total Outstanding Shares" means all E-Stamp Shares outstanding immediately prior to the Effective Time plus all E-Stamp Shares issuable upon exercise of and conversion of all E-Stamp Options that have exercise prices equal to or less than the arithmetic average of the closing price of E-Stamp Common Stock on the each of the five (5) consecutive trading days ending on the day immediately preceding the date of the E-Stamp Stockholders' Meeting and are vested (or will become vested as a result of the E-Stamp Stockholders' Meeting, approval of the Merger by the E-Stamp Stockholders and/or consummation of the Merger) as of the Closing Date (excluding all E-Stamp Shares held by Learn2 or issuable to Learn2 upon exercise of and conversion of any E-Stamp Options).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Agent" is defined in Section 2.02(a) of this Agreement.

        "Exchange Ratio" means the quotient obtained by dividing (x) the number equal to 99.5% of the E-Stamp Total Outstanding Shares by (y) the Learn2 Total Outstanding Shares.

        "GAAP" means United States generally accepted accounting principles consistently applied in accordance with past practices.

        "Governmental Entities" (including the term "Governmental") means any governmental, quasi-governmental or regulatory authority, whether domestic or foreign.

        "Hazardous Material" means (i) any "hazardous substance" as now defined pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601(14); (ii) any "pollutant or contaminant" as defined in 42 U.S.C. Section 9601(33); (iii) any material now defined as "hazardous waste" pursuant to 40 C.F.R. Part 261; (iv) any petroleum, including crude oil and any fraction thereof; (v) natural synthetic gas usable for fuel; (vi) any "hazardous chemical" as defined pursuant to 29 C.F.R. Part 1910; and (vii) any asbestos, polychlorinated biphenyl ("PCB"), radium, or isomer of dioxin, or any material or thing containing or composed of such substance or substances.

        "knowledge" will be deemed to be present with respect to a Party and each Subsidiary of that Party when the matter in question is known, or upon reasonable investigation, should have been known, to the officer, director or employee primarily responsible for the matter in question.

        "Laws" means all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, writs, injunctions, judgments and decrees applicable to the specified Person and to the businesses and Assets thereof (including, without limitation, Laws relating to the protection of classified information; the sale, leasing, ownership or management of real property; employment practices, terms and conditions, and wages and hours; building standards, land use and zoning; safety, health and fire prevention; and environmental protection, including Environmental Laws).

        "Learn2" is defined in the Preamble to this Agreement.

        "Learn2 Contracts" is defined in Section 3.14 of this Agreement.

        "Learn2 Disclosure Letter" is defined in the preamble of Article III of this Agreement.

        "Learn2 Financial Statements" is defined in Section 3.07(b) of this Agreement.

        "Learn2 Material Adverse Effect" means any event, change or effect that, individually or when taken together with any related events, would be materially adverse to the business or operations or capitalization of Learn2 and any Company Subsidiaries, taken as a whole (other than the following in and of themselves, either alone or in combination: (i) any event, change or effect occurring as a result of (A) general economic or financial conditions or (B) conditions affecting Learn2's industry as a whole,
(ii) any change or effect resulting from any termination of a customer or supplier relationship that is directly attributable to the announcement of this Agreement or the Merger or the transactions contemplated in connection therewith, (iii) a change in the market price or trading volume of the Learn2 Shares, and (iv) any delisting of the Learn2 Shares from the Nasdaq Stock Market).

        "Learn2 Option" means any outstanding option, warrant, convertible security (including without limitation the RGC Convertible Debenture) or other right to acquire (upon purchase, exchange, conversion or otherwise) Learn2 Shares.

        "Learn2 Real Property" is defined in Section 3.13 of this Agreement.

        "Learn2 SEC Reports" is defined in Section 3.07(a) of this Agreement.

        "Learn2 Shares" means (i) the common stock, par value $0.01 per share, of Learn2, (ii) the preferred stock, par value $0.01 per share, of Learn2, and
(iii) any other capital stock of Learn2.

        "Learn2 Stockholders' Meeting" is defined in Section 5.07(a) of this Agreement.

        "Learn2's Stock Option Plans" means Learn2's 2000 Non-Employee Directors' Stock Option Plan, 1999 Stock Option Plan, Amended and Restated Incentive Stock Option Plan and Employee Stock Purchase Plan.

        "Learn2 Stockholders" means the holders of Learn2 Shares.

        "Learn2 Subsidiary" means any Subsidiary of Learn2.

        "Learn2 Tax Returns" means all Tax Returns required to be filed by Learn2 or any Company Subsidiary.

        "Learn2 Total Outstanding Shares" means all Learn2 Shares outstanding immediately prior to the Effective Time (including the RGC Shares), plus all Learn2 Shares issuable upon exercise of and conversion of all Learn2 Options (excluding the RGC Convertible Debenture) that have exercise prices equal to or less than the arithmetic average of the closing price of Learn2 Common Stock on each of the five (5) consecutive trading days ending on the day immediately preceding the date of the Learn2 Stockholders' Meeting and are vested (or will become vested as a result of the Learn2 Stockholders' Meeting, approval of the Merger by the Learn2 Stockholders and/or consummation of the Merger) as of the Closing Date (excluding all Learn2 Shares held by E-Stamp or issuable to E-Stamp upon exercise of and conversion of any Learn2 Options, including the Private Placement Securities).

        "License" means any franchise, authorization, license, permit, easement, variance, exemption, certificate or approval of any Governmental Entity.

        "Lien" means any mortgage, lien, pledge, security interest, deed of trust, encroachment, reservation, order, decree, judgment, charge or claim of any kind.

        "Merger" is defined in the Preamble to this Agreement.

        "Merger Consideration" is defined in Section 2.01(c) of this Agreement.

        "Net Cash" means (A) (i) cash and cash equivalents, (ii) accounts receivable, less allowance for doubtful accounts, (iii) prepaid expenses and deposits, (iv) notes receivable for a relocation loan from a specified employee not to exceed $200,000, (v) sales price for assets under binding purchase and sale agreements, (vi) fair market value of saleable assets at such fair market value as may be agreed upon by E-Stamp and Learn2 or, if the Parties are unable to agree, determined by appraisal, (vii) insurance proceeds payable to E-Stamp, and (viii) principal and accrued interest under the Convertible Note plus, to the extent that any of the principal and accrued interest under the Convertible Note has been converted into Learn2 preferred stock, the per share redemption price of such Learn2 preferred stock multiplied by the aggregate number of shares of Learn2 preferred stock issued to E-Stamp, or, if such Learn2 preferred stock has been converted into Learn2 common stock, the conversion price multiplied by the number of shares of Learn2 common stock issued to E-Stamp on conversion, less (B) (i) accounts payable, and (ii) accrued liabilities. In the event that E-Stamp has terminated, assigned or sublet the E-Stamp Real Estate Lease, or has entered into a binding agreement to such effect, prior to or at the Closing, the "prepaid expenses and deposits" referred to in the preceding clause (A)(iii) shall be deemed to include E-Stamp's $1,200,000 security deposit under the E-Stamp Real Estate Lease (the "Security Deposit"). In the event that E-Stamp has not terminated, assigned or sublet the E-Stamp Real Estate Lease, nor entered into any binding agreement to such effect, prior to the Closing, the Security Deposit shall be excluded from the "prepaid expenses and deposits" referred to in the preceding clause (A)(iii) and Net Cash shall be deemed to be reduced by $800,000. Notwithstanding the foregoing, to the extent that E-Stamp enters into an arrangement with the landlord with respect to the E-Stamp Real Estate Lease not specifically contemplated in the foregoing paragraph, the foregoing adjustments to Net Cash that relate to the E-Stamp Real Estate Lease shall be adjusted as mutually agreed upon by the Parties in their reasonable judgment so as to arrive at an equitable adjustment to Net Cash that fairly reflects such arrangement. All determinations relating to the amount of Net Cash shall be made in accordance with GAAP, unless otherwise specifically provided for in this paragraph.

        "Offering Documents" means the Registration Statement and the Proxy Statement.

        "Ordinary Course of Business" means ordinary course of business of a Person and its Subsidiaries consistent with their past practices.

        "Party" and "Parties" are defined in the Preamble to this Agreement.

        "Permitted Liens" means (i) easements, rights of way, minor irregularities of title, (ii) liens for Taxes not yet due and payable or for Taxes being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP, (iii) landlord, warehouse and materialmen's liens and (iv) other Liens similar to clauses (i), (ii) and (iii); provided, however, that any or all of the foregoing do not materially affect the utility or value of the Assets or other matters to which they relate.

        "Person" means an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other entity, or a Governmental Entity.

        "Private Placement Securities" is defined in Section 1.08 of this Agreement.

        "Proxy Statement" means the proxy or information statement to be filed, if necessary, by E-Stamp and Learn2 with the SEC pursuant to Sections 5.06 and 5.07, together with all amendments and supplements thereto and including the exhibits thereto.

        "Registration Statement" is defined in Section 5.06 of this Agreement

        "RGC" is defined in Section 5.07(a) of this Agreement.

        "RGC Convertible Debenture" is defined in Section 5.16 of this Agreement.

        "RGC Redemption and Termination Agreement" is defined in Section 5.16 of this Agreement.

        "RGC Shares" means the Learn2 Shares issuable to RGC pursuant to the terms of the RGC Redemption and Termination Agreement.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Series E Preferred Shares" or "Preferred Shares" means shares of Series E preferred stock, par value $0.01 per share, of Learn2, to be designated by Learn2's Board of Directors promptly following execution of this Agreement, and with the rights and privileges set forth in the Certificate of Designations attached as Annex D hereto.

        "Subsidiary" means a corporation, partnership, joint venture or other entity of which any Person owns, directly or indirectly, at least fifty percent (50%) of the outstanding securities or other interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body or otherwise exercise control of such entity.

        "Superior Proposal" means any proposal or offer made by a third party to acquire, directly or indirectly, including pursuant to a sale of Assets, tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the capital stock of a Person then outstanding or all or substantially all the Assets of a Person and otherwise on terms which such Person's Board of Directors determines in good faith judgment (after consultation with such Person's financial advisor), to be more favorable to its stockholders than the Merger and which is not subject to the receipt of any necessary financing or which, in the good faith judgment of such Person's Board of Directors, is reasonably capable of being obtained by such third party.

        "Surviving Corporation" is defined in Section 1.01 of this Agreement.

        "Taxes" (including the terms "Tax" and "Taxing") means all federal, state, local and foreign taxes (including, without limitation, income, profit, franchise, sales, use, real property, personal property, ad valorem, excise, employment, social security and wage withholding taxes) and installments of estimated taxes, assessments, deficiencies, levies, imports, duties, License fees, registration fees, withholdings, or other similar charges of every kind, character or description imposed by any Governmental Entity, and any interest, penalties or additions to tax imposed thereon or in connection therewith.

        "Tax Returns" means all federal, state, local, foreign and other applicable returns, declarations, reports and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service, and its successors, or any other Governmental Entity or Tax authority or agency, including, without limitation, consolidated, combined and unitary Tax returns.


      [Remainder of Page Intentionally Left Blank; Signature Page Follows]

        IN WITNESS WHEREOF, the Parties have executed and delivered, or have caused this Agreement to be duly executed and delivered, as of the date first set forth herein above.



                                        E-STAMP CORPORATION


                                        By: /s/ Robert H. Ewald
                                            ------------------------------------
                                               Name: Robert H. Ewald
                                               Title: President and Chief
                                                      Executive Officer

                                        LEARN2.COM, INC.


                                        By: /s/ Donald Schupak
                                            ------------------------------------
                                               Name: Donald Schupak
                                               Title: Chairman of the Board











         [Agreement and Plan of Merger by and among E-Stamp Corporation and Learn2.com, Inc.]

                                                                        ANNEX II

                      REDEMPTION AND TERMINATION AGREEMENT

               Redemption and Termination Agreement (this "AGREEMENT"), dated as of April 19, 2001, by and among Learn2.com, Inc., a Delaware corporation with headquarters located at 1311 Mamaroneck Avenue, White Plains, New York 10605 (the "COMPANY"), E-Stamp Corporation, a Delaware corporation with headquarters located at 2051 Stierlin Court, Mountain View, California 94043 ("E-STAMP"), and RGC International Investors, LDC ("RGC").

                  WHEREAS:

          A. RGC is the holder of (i) that certain Convertible Debenture, dated March 10, 2000, in the aggregate principal amount of $10,000,000 (the "DEBENTURE"), which is convertible into shares of common stock, par value $0.01 per share, of the Company ("COMPANY COMMON STOCK"), subject to the terms and conditions set forth in the Debenture and (ii) a certain Stock Purchase Warrant issued on March 10, 2000, which is exercisable for 337,268 shares of Company Common Stock (the "2000 WARRANT");

          B. RGC and the Company are parties to that certain (i) Securities Purchase Agreement, dated as of March 10, 2000 (the "PURCHASE AGREEMENT"), and
(ii) Registration Rights Agreement, dated as of March 10, 2000 (the "REGISTRATION RIGHTS AGREEMENT" and, collectively with the Debenture, the 2000 Warrant and the Purchase Agreement, the "TRANSACTION DOCUMENTS");

          C. Concurrently with the execution of this Agreement, the Company is entering into an Agreement and Plan of Merger (the "MERGER AGREEMENT") dated April 19, 2001 with E-Stamp in the form attached hereto as EXHIBIT A;

          D. The Merger Agreement contemplates, among other things, the merger (the "MERGER") of the Company into E-Stamp in exchange for shares of common stock, par value $0.001 per share, of E-Stamp ("E-STAMP COMMON STOCK") as well as the investment by E-Stamp, on or prior to April 19,23, 2001, of $2,000,000 in exchange for a note issued by the Company, in the form attached hereto as EXHIBIT B (the "NOTE"), which note is convertible into A NEWLY DESIGNATED SERIES OF convertible preferred stock OF THE COMPANY, TO BE DESIGNATED AS SERIES E PREFERRED STOCK, par value $0.01 per share, PURSUANT TO A CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS IN THE FORM ATTACHED HERETO AS EXHIBIT C (THE "SERIES E PREFERRED STOCK"), of the Company (the "PRIVATE PLACEMENT");

          E. The Merger Agreement, the Note and the SERIES E Preferred Stock provide that, effective upon the consummation of the Merger, the Note and/or the SERIES E Preferred Stock and/or any shares of Company Common Stock issued and/or issuable upon conversion thereof shall be cancelled without any consideration;

          F. The Note shall be unsecured and shall rank pari passu and equal in right of payment with the indebtedness of the Company evidenced by the Debenture; and

          G. In order to facilitate the transactions contemplated by the Merger Agreement, the Company, E-Stamp and RGC desire, upon the terms and conditions set forth herein, to provide for (i) the modification of the Transaction Documents, as set forth more fully in this Agreement, and (ii) the full satisfaction of the Company's obligations under the Transaction Documents (including the redemption of the Debenture) upon the consummation of the Merger, as set forth more fully in this Agreement.

               NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the Company, E-Stamp and RGC hereby agree as follows:

               1.   AGREEMENTS BETWEEN THE COMPANY, E-STAMP AND RGC.

                    (a) REDEMPTION OF THE DEBENTURE; TERMINATION OF TRANSACTION DOCUMENTS. Subject to and immediately prior to the consummation of the Merger and subject to the satisfaction or waiver of the conditions set forth in Sections 5 and 6 hereof, the Company shall redeem the Debenture (including all outstanding principal and interest thereunder) in exchange for, and RGC shall surrender the Debenture (including all rights to outstanding principal and interest thereunder) in exchange for, (i) the payment by E-Stamp to RGC of $1,000,000 by wire transfer to an account designated by RGC and (ii) the issuance by the Company to RGC of a number of shares of Company Common Stock (the "COMPANY SHARES") which, upon the consummation of the Merger, will be converted into the right to receive shares of E-Stamp Common Stock representing 16.67% of the AGGREGATE issued and outstanding E-Stamp Common Stock immediately following the consummation of the Merger (the "E-STAMP SHARES") (for purposes of such calculation, treating as issued and outstanding immediately following the consummation of the Merger all shares of E-Stamp Common Stock issuable upon the exercise of outstanding options and warrants (including options and warrants to purchase shares of E-Stamp Common Stock which were issued pursuant to the terms of the Merger Agreement in exchange for options and warrants to purchase shares of Company Common Stock pursuant to the terms of the Merger Agreement) which were included in the definition of "E-Stamp Total Outstanding Shares" and/OR "Learn2 Total Outstanding Shares" (as each such term is defined in the Merger Agreement) immediately prior to the consummation of the Merger). The issuance of the E-Stamp Shares to RGC shall be registered under the Securities Act of 1933, as amended (the "SECURITIES ACT"), pursuant to that certain Registration Statement on Form S-4 to be filed by E-Stamp pursuant to the Merger Agreement. The E-Stamp Shares shall be freely tradeable by RGC without restriction under the Securities Act (except as provided by Rule 145 promulgated under the Securities Act and by this Agreement). E-Stamp agrees to register the resale by RGC of the E-Stamp Shares under the Securities Act in accordance with the terms and provisions set forth in that certain Registration Rights Agreement of even date herewith by and between E-Stamp and RGC in the form attached hereto as EXHIBIT CD (the "E-STAMP REGISTRATION RIGHTS AGREEMENT"). Subject to the satisfaction or waiver of the conditions set forth in Sections 5 and 6 hereof, the closing of the redemption of the Debenture (the "Closing") shall take place concurrent with the closing of the Merger at the offices of Swidler Berlin Shereff Friedman LLP, 405 Lexington Avenue, New York, New York 10174 or at such other place as is agreed to by the parties hereto. Upon receipt by RGC of such $1,000,000 and the Company Shares and concurrent with the Merger, the Debenture shall be redeemed, the Transaction Documents shall


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

terminate and RGC shall have no further rights or remedies against the Company and E-Stamp under the Transaction Documents.

                    (b) RETENTION OF RIGHTS. Subject to the terms and conditions of the Waiver attached hereto as EXHIBIT DE, RGC shall retain all of its rights and remedies set forth in the Debenture and the Transaction Documents until such time as the Debenture is redeemed pursuant to the terms and conditions of this Agreement.

                    (c) TRADING LIMITATIONS. In the event that the Merger is consummated and subject to the conditions set forth in the last sentence of this
Section 1(c), RGC agrees that (i) it will conduct any Sales (as defined below) of E-Stamp Common Stock in compliance with all relevant securities laws and regulations and will not create any daily low trading prices in the E-Stamp Common Stock, (ii) until one hundred eighty (180) days from the closing of the Merger, it will not engage in any Sales of E-Stamp Common Stock, and (iii) during the period beginning one hundred and eighty (180) days from the closing of the Merger and ending on the one (1) year anniversary of the closing of the Merger, its Sales of E-Stamp Common Stock in any calendar month will not exceed 5% of the lesser of (A) the total trading volume of the E-Stamp Common Stock for the previous calendar month and (B) the aggregate number of shares of E-Stamp Common Stock beneficially owned by RGC immediately following the consummation of the Merger; provided, however, that the foregoing trading limitations shall not prevent RGC from selling up to 5% of THE AGGREGATE trading volume in any Trading Day (as defined in the Debenture); and, provided further, however, that the foregoing trading limitations shall not apply to block sales of at least 25,000 shares of E-Stamp Common Stock to a single purchaser (who is not an "affiliate" (as such term is defined in the Securities Act) of RGC) at a price greater than the immediately preceding sale price of E-Stamp Common Stock on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg Financial Markets, provided that the aggregate block sales EFFECTED BY RGC in any calendar month will not exceed 15% of the total trading volume of the E-Stamp Common Stock for the previous calendar month. The restrictions set forth in clauses (i), (ii) and (iii) above shall only apply TO RGC if (x) each of the officers and directors of the Company and E-Stamp who are serving in such capacity as of the date hereof and (y) each of the holders of five percent (5%) or more of the outstanding shares of E-Stamp Common Stock immediately following the consummation of the Merger agree to the same restrictions with respect to any Sales of E-Stamp Common Stock beneficially owned by them; provided, however, that (1) in the case of any such officer, director or five percent (5%) holder, the limitation referred to in subpart (B) of clause (iii) above shall be deemed to refer to the aggregate number of shares of E-Stamp Common Stock beneficially owned by such officer, director or five percent (5%) holder immediately following the consummation of the Merger, (2) the exceptions set forth in the provisos contained in the first sentence of this
Section 1TO CLAUSE (cIII) ABOVE shall not apply to Sales by any such officer or director and (3) notwithstanding the limitation referred to in subpart (B) of clause (iii) above (but subject to the limitation referred to in subpart (A) of clause (iii) above), each SUCH officer and director shall be permitted to sell up to 5,000 shares of E-Stamp Common Stock (as adjusted for stock splits, stock dividends and similar events) in any calendar month DURING THE PERIOD SPECIFIED IN CLAUSE (iii) ABOVE; and, provided further, that such restrictions shall expire with respect to any officer or director (other than Stephen Gott and Donald Schupak) whose employment with or service to the Company or E-Stamp is subsequently terminated, so long as such officer or director is not (or would not be following consummation of the Merger), at the time of such termination, a holder of five percent (5%) or more of the outstanding shares of E-Stamp Common
Stock. "SALE", for purposes of this Section 1(c), shall mean the sale, assignment, transfer, or other disposition of, or the entering into of any contract, option or other agreement or understanding (including, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from E-Stamp Common Stock) with respect to the direct or indirect sale, assignment, transfer or other disposition of shares of E-Stamp Common Stock; provided, however, that the term "SALES" shall not include the pledge by RGC of the E-Stamp Shares as collateral in connection with a bona fide margin account or other lending arrangement.

                    (d) NOTE. RGC acknowledges and consents to the issuance of the Note to E-Stamp, the incurrence of the debt covered by the Note, and all related transactions (including without limitation the grant of the option to E-Stamp to purchase the Company's property located at One American Way, Pryor, Oklahoma 74361). RGC further agrees that the Note shall rank pari passu and equal in right of payment with the indebtedness of the Company evidenced by the Debenture.

               2. RGC'S REPRESENTATIONS AND WARRANTIES. RGC represents and warrants to the Company and E-Stamp that:


                    (a) ORGANIZATION AND QUALIFICATION. RGC is a limited duration company duly organized, validly existing and in good standing under the laws of the Cayman Islands, with full power and authority to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted.

                    (b) AUTHORIZATION; ENFORCEMENT. (i) RGC has all requisite power and authority to enter into and perform this Agreement and the E-Stamp Registration Rights Agreement and to consummate the transactions contemplated hereby and thereby, (ii) the execution and delivery of this Agreement and the E-Stamp Registration Rights Agreement by RGC and the consummation by RGC of the transactions contemplated hereby have been duly authorized and no further consent or authorization is required, (iii) this Agreement and the E-Stamp Registration Rights Agreement have been duly executed and delivered on behalf of RGC, and (iv) this Agreement and the E-Stamp Registration Rights Agreement constitute legal, valid and binding agreements of RGC enforceable against RGC in accordance with their respective terms.

                    (c) NO CONFLICTS. The execution, delivery and performance of this Agreement and the E-Stamp Registration Rights Agreement by RGC and the consummation by RGC of the transactions contemplated hereby and thereby will not
(i) conflict with or result in a violation of any provision of the charter documents of RGC, or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, patent, patent license or instrument to which RGC or any of its affiliates is a party (except for such conflicts, defaults, terminations, amendments, accelerations and cancellations as would not, individually or in the aggregate, adversely affect or delay RGC's ability to consummate any of the transactions contemplated by this Agreement or the E-Stamp Registration Rights Agreement). To the best of RGC's knowledge, RGC is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency, regulatory agency, self regulatory organization or stock market or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement and the E-Stamp Registration Rights Agreement in accordance with the terms hereof and thereof.

                    (d) NO OTHER AGREEMENTS. Other than the Transaction Documents, the E-Stamp Registration Rights Agreement and this Agreement, there are no mortgages, indentures, leases, contracts or other agreements or instruments, permits, concessions, franchises or licenses between RGC or its affiliates, on the one hand, and the Company or its affiliates, on the other hand.

               3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND E-STAMP. Each of the Company and E-Stamp represent and warrant to RGC (with respect to itself and not with respect to the other) that:

                    (a) ORGANIZATION AND QUALIFICATION. Each of the Company and E-Stamp is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, with full power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted.

                    (b) AUTHORIZATION; ENFORCEMENT. (i) Each of the Company and E-Stamp has all requisite corporate power and authority to enter into and perform this Agreement and the E-Stamp Registration Rights Agreement and to consummate the transactions contemplated hereby and thereby, (ii) the execution and delivery of this Agreement and the E-Stamp Registration Rights Agreement by each of the Company and E-Stamp and the consummation by each of them of the transactions contemplated hereby and thereby (including, without limitation, the issuance by E-Stamp of the E-Stamp Shares to RGC pursuant to the Merger Agreement) have been duly authorized by their respective Boards of Directors, and no further consent or authorization of the Company or E-Stamp or their respective Boards of Directors or stockholders is required (subject only to the approval of the issuance of the Company Shares to RGC by the Company's stockholders and approval of the Merger by the stockholders of the Company and E-Stamp), (iii) this Agreement and the E-Stamp Registration Rights Agreement have been duly executed and delivered by the Company and E-Stamp, and (iv) this Agreement and the E-Stamp Registration Rights Agreement constitute legal, valid and binding obligations of each of the Company and E-Stamp, enforceable against each of them in accordance with their respective terms.

                    (c) ISSUANCE OF COMPANY SHARES. The Company Shares to be issued to RGC are duly authorized and reserved for issuance and, upon issuance in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances and shall not be subject to preemptive rights or other similar rights of stockholders of the Company or E-Stamp and will not impose personal liability upon the holder thereof.

                    (d) NO CONFLICTS. The execution, delivery and performance of this Agreement and the E-Stamp Registration Rights Agreement by the Company and E-Stamp and the consummation by the Company and E-Stamp of the transactions contemplated hereby and thereby will not (i) conflict with or result in a violation of any provision of the certificate of incorporation or by-laws of the Company or E-Stamp or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, patent, patent license or instrument to which the Company or E-Stamp or any of their respective subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and regulations of any self-regulatory organizations to which the Company or E-Stamp or either of their securities are subject) applicable to the Company or E-Stamp or any of their respective subsidiaries or by which any property or asset of the Company or E-Stamp or any of their respective subsidiaries is bound or affected (except, in the case of clauses (i), (ii) and (iii) above, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a material adverse effect on the Company or E-Stamp). Neither the Company nor E-Stamp is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency, regulatory agency, self regulatory organization or stock market or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement or the E-Stamp Registration Rights Agreement in accordance with the terms hereof or thereof (other than notification filings, if any, with the Nasdaq National Market or such national securities exchange, automated quotation system or bulletin board, and the requirement to file a Form S-4 containing a proxy statement/prospectus with the Securities and Exchange Commission).

                    (e) NO INVESTMENT COMPANY. E-Stamp is not, and upon the consummation of the Merger will not be, an "investment company" required to be registered under the Investment Company Act of 1940 (an "INVESTMENT COMPANY"). E-Stamp is not controlled by an Investment Company.

                    (f) CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, of which 52,881,618 shares are issued and outstanding, 12,021,272 shares are reserved for issuance pursuant to the Company's stock option plans, 2,825,126 shares are reserved for issuance pursuant to securities (other than the Debenture and the 2000 Warrant) exercisable for, or convertible into or exchangeable for shares of Company Common Stock; and (ii) 100,000 shares of preferred stock, 15,000 shares of which are designated as Series B Convertible Preferred Stock, none of which are issued and outstanding, and 35,000 shares of which are designated as Series D Preferred Stock, none of which are issued and outstanding. All of such outstanding shares of capital stock are, or upon issuance will be, duly authorized, validly issued, fully paid and nonassessable. No shares of capital stock of the Company are subject to preemptive rights or any other similar rights of the stockholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company. Except as disclosed in

SCHEDULE 3(f), as of the date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company or any of its subsidiaries, or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries, (ii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of its or their securities under the Securities Act (except the Registration Rights Agreement) and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) that will be triggered by the redemption of the Debenture. The Company has furnished to RGC true and correct copies of the Company's Certificate of Incorporation as in effect on the date hereof ("CERTIFICATE OF INCORPORATION"), the Company's By-laws, as in effect on the date hereof (the "BY-LAWS"), and the terms of all securities convertible into or exercisable for Company Common Stock and the material rights of the holders thereof in respect thereto (including any planned changes to the exercise price or vesting schedule of any outstanding options or warrants). The Company shall provide RGC with a written update of this representation signed by the Company's President and Chief Executive or Chief Financial Officer on behalf of the Company as of the closing date of the Merger.

               4.   COVENANTS.

                    (a) LISTING. E-Stamp shall promptly secure the listing of the E-Stamp Shares upon each national securities exchange or automated quotation system (including the Nasdaq SmallCap Market), if any, upon which shares of E-Stamp Common Stock are then listed (subject to official notice of issuance) and, so long as RGC owns the E-Stamp Shares, shall maintain, so long as any other shares of E-Stamp Common Stock shall be so listed, such listing of the E-Stamp Shares. E-Stamp will obtain and, for two (2) years following the consummation of the Merger, maintain the listing and trading of the E-Stamp Common Stock (or the capital stock of any successor entity) on the Nasdaq National Market (the "NNM"), the Nasdaq SmallCap Market, the New York Stock Exchange, the American Stock Exchange or the Over-the-Counter Bulletin Board and will comply in all respects with E-Stamp's reporting, filing and other obligations under the bylaws or rules of the National Association of Securities Dealers and such exchanges, as applicable. Following the consummation of the Merger, at RGC's request, E-Stamp shall promptly provide to RGC copies of any notices it receives from the NNM and any other exchanges or quotation systems on which the E-Stamp Common Stock is then listed regarding the continued eligibility of the E-Stamp Common Stock for listing on such exchanges and quotation systems.

                    (b) TRANSFER AGENT INSTRUCTIONS. E-Stamp shall issue irrevocable instructions to its transfer agent to issue unlegended certificates, registered in the name of RGC or its nominee, for the E-Stamp Shares in such amounts as may be specified from time to time by RGC (the "IRREVOCABLE TRANSFER AGENT INSTRUCTIONS"), so long as (i) the E-Stamp Shares are registered for resale by RGC pursuant to an effective registration statement under the Securities Act of 1933, as amended, or otherwise may be sold under Rule 144 promulgated under the Securities Act of 1933, as amended ("RULE 144"), without any restriction as to the number of securities as of a particular date that can then be immediately sold, (ii) RGC provides E-Stamp with an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such E-Stamp Shares may be made without registration under the Securities Act of 1933, as amended, and such sale or transfer is effected or
(iii) RGC has provided E-Stamp with reasonable assurances that such E-Stamp Shares can be sold pursuant to Rule 144 or Rule 145, as applicable. E-Stamp acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to RGC by obliterating the intent and purpose of the transaction contemplated hereby. Accordingly, E-Stamp acknowledges that the remedy at law for a breach of its obligations under this Section 4(b) will be inadequate and agrees, in the event of a breach or threatened breach by E-Stamp of the provisions of this Section 4(b), that RGC shall be entitled, in addition to all other available remedies at law or in equity, to an injunction or injunctions to prevent, cure or restrain any such breach and to enforce specifically the terms and provisions of this Section 4(b), without the necessity of showing economic loss and without any bond or other security being required.

                    (c) APPROVAL OF MERGER; STOCKHOLDER APPROVALS. Subject to the terms of the Merger Agreement, the Company and E-Stamp shall use their respective best efforts to consummate the Merger and obtain the stockholder approvals referred to in Section 3(b) HEREOF.

                    (d) TRANSFER OF DEBENTURE OR 2000 WARRANT. RGC agrees that, prior to the consummation of the Merger, it will not transfer the Debenture or the 2000 Warrant unless the transferee agrees to be bound by the provisions of this Agreement.

                    (e) TRANSFER OR RESALE. RGC has been advised that RGC may be deemed to be an "affiliate" of the Company at the effective time of the Merger, as the term "affiliate" is used for purposes of paragraphs (c) and (d) of Rule 145 promulgated under the Securities Act, although nothing contained herein shall be construed as an admission by RGC that RGC is in fact an "affiliate" of the Company. RGC accordingly agrees that, in addition to the restrictions set forth in Section 1(c) of this Agreement, RGC will not transfer any of the E-Stamp Shares unless (A) such transfer is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act, (B) such E-Stamp Shares are sold pursuant to an effective registration statement under the Securities Act, (C) RGC delivers to E-Stamp a written opinion of counsel, reasonably acceptable to E-Stamp in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act, or (D) the E-Stamp Shares are sold pursuant to Rule 144. Notwithstanding the foregoing or anything else contained herein to the contrary, the E-Stamp Shares may be pledged as collateral in connection with a bona fide margin account or other lending arrangement. RGC agrees to sell the E-Stamp Shares, including those represented by a certificate(s) from which the legend has been removed pursuant to Section 4(b) hereof, in compliance with applicable prospectus delivery requirements, if any.

                    (f) REVERSE STOCK SPLIT. RGC agrees that it will vote in favor of any proposal approved by a majority of the members of the board of directors of E-Stamp seeking stockholder approval of a reverse stock split at any annual or special meeting of the stockholders of E-Stamp held for such purpose prior to the one hundred eightieth (180th) day following consummation of the Merger.

                    (g) SIDE LETTER. The parties agree that if, pursuant to the terms of that certain letter agreement, dated of even date herewith, between the Company and E-Stamp, the Merger is restructured to be an acquisition by the Company of E-Stamp, the parties shall amend this Agreement and the E-Stamp Registration Rights Agreement (provided that the economic and other benefits to be afforded RGC pursuant to this agreement and the E-Stamp registration rights agreement are preserved in their entirety in such amended agreements) and take such other actions as are necessary to reflect the Company as the surviving company in the Merger and to consummate the transactions contemplated by this Agreement and the E-Stamp Registration Rights Agreement.

               5.   CONDITIONS TO THE COMPANY'S AND E-STAMP'S OBLIGATIONS.

               The obligations of the Company and E-Stamp hereunder to pay to RGC $1,000,000 and issue the Company Shares in redemption of the Debenture at the Closing is subject to the satisfaction, at or before the date of the Closing, of each of the following conditions thereto, provided that these conditions are for the Company's and E-Stamp's sole benefit and may be waived in writing by the Company and E-Stamp (acting collectively) at any time in their sole discretion:

                    (a) RGC shall have executed this Agreement and the E-Stamp Registration Rights Agreement, and delivered the same to the Company.

                    (b) RGC shall have delivered the Debenture for redemption in accordance with Section 1(a) above.

                    (c) The representations and warranties of RGC shall be true and correct in all material respects as of the date when made and as of the date of the Closing as though made at that time (except for representations and warranties that speak as of a specific date, which representations and warranties shall be true and correct as of such date), and RGC shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by RGC at or prior to the date of the Closing.

                    (d) No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

                    (e) The Company and E-Stamp shall have obtained the stockholder approvals referred to in Section 3(b) of this Agreement and the Merger shall be consummated concurrent with the Closing hereunder.

               6.   CONDITIONS TO RGC'S OBLIGATIONS.

               The obligations of RGC hereunder to deliver the Debenture at the Closing is subject to the satisfaction, at or before the date of the Closing, of each of the following conditions, provided that these conditions are for RGC's sole benefit and may be waived in writing by RGC at any time in its sole discretion:

                    (a) The Company and E-Stamp shall have executed this Agreement and the E-Stamp Registration Rights Agreement, and delivered the same to RGC.

                    (b) E-Stamp shall have paid to RGC $1,000,000 and the Company shall have delivered to RGC the Company Shares.

                    (c) The Irrevocable Transfer Agent Instructions, in form and substance reasonably satisfactory to RGC and consistent with the provisions of Section 4(a) hereof, shall have been delivered to and acknowledged in writing by E-Stamp's Transfer Agent.

                    (d) The representations and warranties of the Company and E-Stamp shall be true and correct in all material respects as of the date when made and as of the date of Closing as though made at such time (except for representations and warranties that speak as of a specific date, which representations and warranties shall be true and correct as of such date) and the Company and E-Stamp shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company and E-Stamp at or prior to the date of the Closing. RGC shall have received a certificate or certificates, executed by the chief executive officer or chief financial officer of each of the Company and E-Stamp, dated as of the date of the Closing, to the foregoing effect and as to such other MATTERS, including, but not limited to, certificates with respect to the Company's and E-Stamp's certificate of incorporation, bylaws and Board of Directors' resolutions relating to the transactions contemplated hereby as would customarily be contained in an officer's certificate and secretary's certificate in a comparable transaction.

                    (e) No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

                    (f) The E-Stamp Common Stock shall be listed for trading on the NNM, the Nasdaq SmallCap Market, the New York Stock Exchange, THE AMERICAN STOCK EXCHANGE or the Over-the-Counter Bulletin Board, such trading IN THE E-STAMP COMMON STOCK shall not have been suspended by the SEC or such trading market and the E-Stamp Shares shall have been authorized for quotation on such trading market.

                    (g) The Company and E-Stamp shall have obtained the stockholder approvals referred to in Section 3(b) of this Agreement and the Merger shall be consummated concurrent with the Closing hereunder.

                    (h) RGC shall have received an officer's certificate described in Section 3(f) above, dated as of the date of the Closing.


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

               7.   MISCELLANEOUS.

                    (a) TERMINATION. This Agreement will terminate on the earlier of (a) the date of termination of the Merger Agreement and (b) September 30, 2001.

                    (b) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed in the State of Delaware (without regard to principles of conflict of laws). The parties irrevocably consent to the exclusive jurisdiction of the United States federal courts and the state courts located in Delaware with respect to any suit or proceeding based on or arising under this Agreement, the agreements entered into in connection herewith or the transactions contemplated hereby or thereby and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts. The parties irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. The parties further agree that service of process upon a party mailed by first class mail shall be deemed in every respect effective service of process upon the party in any such suit or proceeding. Nothing herein shall affect any party's right to serve process in any other manner permitted by law. The parties agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

                    (c) COUNTERPARTS; SIGNATURES BY FACSIMILE. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

                    (d) HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

                    (e) SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

                    (f) ENTIRE AGREEMENT; AMENDMENTS. This Agreement, the E-Stamp Registration Rights Agreement and the Waiver contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, such documents supercede all prior agreements among the parties with respect to the matters covered herein or therein. Except as specifically set forth in this Agreement, the E-Stamp Registration Rights Agreement and the Waiver, none of the Company, E-Stamp or RGC makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

                    (g) NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications shall be:

                If to the Company:

                        Learn2.com, Inc.
                        1311 Mamaroneck Avenue
                        White Plains, New York 10605
                        Attention: President and Chief Executive Officer
                        Facsimile: (914) 682-4440

                With copy to:

                         Swidler Berlin Shereff Friedman, LLP
                         405 Lexington Avenue
                         New York, New York 10174
                         Attention: Gerald Adler, Esq.
                         Facsimile: (212) 891-9598

                If to E-Stamp:

                         E-Stamp Corporation
                         2051 Stierlin Court
                         Mountain View, California 94043
                         Attention: President and Chief Executive Officer
                         Facsimile: (650) 919-7886

                With a copy to:

                         Wilson Sonsini Goodrich & Rosati
                         650 Page Mill Road
                         Palo Alto, California 94304-1050
                         Attention: N. Anthony Jeffries, Esq.
                         Facsimile: (650) 493-6811

                If to RGC: To the address set forth immediately below RGC's name on the signature pages hereto.

                With copy to:

                         Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                         Philadelphia, Pennsylvania  19103-7599
                         Attention: Gerald J. Guarcini, Esq.
                         Facsimile: (215) 864-8999

Each party shall provide notice to the other parties of any change in address.

                    (h) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. None of the Company, E-Stamp nor RGC shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other.

                    (i) THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

                    (j) SURVIVAL. The representations and warranties of the parties and the agreements and covenants set forth herein shall survive the Closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of any party.

                    (k) PUBLICITY. The Company, E-Stamp and RGC shall have the right to review a reasonable period of time before issuance of any press releases, filings with the SEC, NASD or any stock exchange or interdealer quotation system, or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company or E-Stamp shall be entitled, without the prior approval of RGC to make any press release or public filings with respect to such transactions as is required by applicable law and regulations (although RGC shall be consulted by the Company or E-Stamp in connection with any such press release prior to its release and shall be provided with a copy thereof and be given an opportunity to comment thereon).

                    (l) FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other parties may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                    (m) NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

               IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

LEARN2.COM, INC.

By: /s/ STEPHEN P. GOTT
    ------------------------------------------
    Stephen P. Gott
    President and Chief Executive Officer

E-STAMP CORPORATION

By: /s/ ROBERT H. EWALD
    ------------------------------------------
    Robert H. Ewald
    President and Chief Executive Officer

RGC INTERNATIONAL INVESTORS, LDC
By: Rose Glen Capital Management, L.P.,
    Investment Manager

    By: RGC General Partner Corp.,
        as General Partner

By: /s/ STEVE KATZNELSON
    ------------------------------------------
    Steve Katznelson
    Managing Director

RESIDENCE:   Cayman Islands

ADDRESS:

c/o Rose Glen Capital Management, L.P.
3 Bala Plaza East, Suite 501
251 St. Asaphs Road
Bala Cynwyd, PA 19004
Facsimile:  (610) 617-0570
Telephone:  (610) 617-5900

                                                                      ANNEX III


                                VOTING AGREEMENT



               THIS VOTING AGREEMENT (this "Agreement") is entered into this 19th day of April, 2001, by and between Learn2.com, Inc., a Delaware corporation ("Learn2") and each of the undersigned stockholders (each an "E-Stamp Stockholder" and collectively, the "E-Stamp Stockholders") of E-Stamp Corporation, a Delaware corporation ("E-Stamp").

               WHEREAS, the E-Stamp Stockholders own of record and/or beneficially the shares of common stock, $0.001 par value, of E-Stamp ("Common Stock") set forth opposite their respective names on Schedule A hereto and desire to enter into this Agreement with respect to such shares of the Common Stock;

               WHEREAS, Learn2 and E-Stamp have contemporaneously with the execution of this Agreement entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, which provides, among other things, for the merger (the "Merger") of Learn2 with and into E-Stamp pursuant to the terms and conditions thereof; and

               WHEREAS, as an essential condition and inducement to Learn2 entering into the Merger Agreement, the parties to the Merger Agreement have required that the E-Stamp Stockholders agree, and the E-Stamp Stockholders have agreed, to enter into this Agreement.

               NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements contained herein and in the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and intending to be legally bound hereby, agree as follows:

        SECTION 1. DEFINITIONS

               Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms as in the Merger Agreement.

        SECTION 2. DISPOSITION OF THE SHARES

               (a) Each E-Stamp Stockholder covenants and agrees that from the date of this Agreement until the Termination Date (as defined in Section 16 hereof), such E-Stamp Stockholder shall not sell, assign, transfer, encumber, pledge, mortgage or otherwise encumber or dispose of or enter into any contract, option or other agreement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge, mortgage or other encumbrance or disposition of ("Transfer"), any shares of the Common Stock or any other capital stock of E-Stamp (including all options, warrants and other rights to acquire shares of Common Stock or E-Stamp capital stock) (together, the "Capital Stock") or any other voting interests in E-Stamp now owned or hereafter acquired beneficially or of record by such E-Stamp Stockholder without the consent of Learn2, provided, however, that the foregoing requirements shall not prohibit any Transfer of Capital Stock to any person or entity that does not prevent the E-Stamp Stockholder from performing his or her obligations under this Agreement, and provided, further, that the foregoing requirements shall not prohibit any Transfer of Capital Stock to any person or entity where as a precondition to such Transfer the transferee: (i) executes a counterpart to this Agreement and a Proxy (as defined in Section 4, and with such modifications as Parent may reasonably request); and (ii) agrees in writing to hold such Capital Stock (or interest in Capital Stock) subject to all of the terms and provisions of this Agreement.

               (b) Each E-Stamp Stockholder hereby agrees and consents to the entry of stop transfer instructions by E-Stamp against the transfer of any shares of the Capital Stock consistent with the terms of Section 2(a) hereof.

        SECTION 3. VOTING

               (a) Each E-Stamp Stockholder hereby agrees to appear, or cause the holder of record on any applicable record date (the "Record Holder") to appear, in person or by proxy, for the purpose of obtaining a quorum at any annual or special meeting of stockholders of E-Stamp and at any adjournment thereof for the purpose of voting on the Merger Agreement and the transactions contemplated thereby (a "Meeting").

               (b) Each E-Stamp Stockholder further agrees that at any such Meeting such E-Stamp Stockholder shall vote, or cause the Record Holder to vote, in person or by proxy all of the shares of the Capital Stock, and any other voting interests of E-Stamp directly or indirectly owned or hereafter acquired beneficially or of record by such E-Stamp Stockholder:

                   (i) in favor of the Merger and the adoption of the Merger Agreement in connection with any meeting of, or solicitation of consents from, the stockholders of E-Stamp at which or in connection with which the Merger and the Merger Agreement are submitted for the consideration and vote of the stockholders of E-Stamp;

                   (ii) against approval or adoption of any transaction involving (A) the sale or transfer of all or substantially all of the Capital Stock, whether by merger, consolidation or other business combination, (B) a sale or transfer of all or substantially all of the assets of E-Stamp or its Subsidiaries, (C) a reorganization, recapitalization or liquidation of E-Stamp or its Subsidiaries or (D) any amendment to E-Stamp's governing instruments creating any new class of securities of E-Stamp or otherwise affecting the rights of any class of security as currently in effect; and

                   (iii) against approval or adoption of resolutions or actions which would cause the conditions to closing of the Merger, as set forth in the Merger Agreement, not to be satisfied.

               (c) To the extent inconsistent with the foregoing provisions of this Section 3, each E-Stamp Stockholder revokes any and all previous proxies with respect to shares of the Capital Stock owned beneficially and/or of record by such E-Stamp Stockholder and agrees not to grant any proxy with respect to the Capital Stock and any other voting interests in E-Stamp owned or hereafter acquired beneficially or of record by such E-Stamp Stockholder.

        SECTION 4. PROXY; FURTHER ASSURANCES

               (a) Contemporaneously with the execution of this Agreement: (i) each E-Stamp Stockholder has delivered to Learn2 a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) each E-Stamp Stockholder has caused to be delivered to Learn2 an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of the Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act), but not of record, by such Stockholder, which proxy shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein.

               (b) Each E-Stamp Stockholder shall, at Learn2's own expense, execute such further documents and instruments as may reasonably be required to vest in Learn2 the power to carry out and give effect to the provisions of this Agreement.

        SECTION 5. REPRESENTATIONS AND WARRANTIES OF EACH E-STAMP STOCKHOLDER

               Each E-Stamp Stockholder hereby, severally and not jointly, represents and warrants to Learn2 as follows:

               (a) Such E-Stamp Stockholder has the legal capacity and all other power and authority necessary to enter into this Agreement, to perform the obligations hereunder and to consummate the transactions contemplated hereby.

               (b) The shares of the Common Stock reflected on Schedule A as being owned by such E-Stamp Stockholder are the only shares of voting Capital Stock or any other voting interests in E-Stamp owned beneficially or of record by such E-Stamp Stockholder, and except as set forth in Schedule A, such E-Stamp Stockholder does not own any other options, warrants or rights to acquire shares of any class of capital stock of E-Stamp or any other voting interests in E-Stamp. Such E-Stamp Stockholder has the sole power respecting voting and transfer of such E-Stamp Stockholder's shares of the Capital Stock.

        SECTION 6. SPECIFIC PERFORMANCE

               Each E-Stamp Stockholder acknowledges and agrees that there would be no adequate remedy at law for Learn2 if such E-Stamp Stockholder fails to perform any of such E-Stamp Stockholder's obligations hereunder, and accordingly agrees that Learn2, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of such E-Stamp

Stockholder under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction. Each E-Stamp Stockholder hereby waives any objection to the imposition of such relief or to the posting of a bond in connection therewith.

        SECTION 7. GOVERNING LAW

               This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

        SECTION 8. PARTIES IN INTEREST

               This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives and permitted assigns. If any E-Stamp Stockholder shall at any time hereafter acquire ownership of, or voting power with respect to, any additional shares of the Capital Stock or any other voting interests in E-Stamp or in any manner, whether by the exercise of any options or any securities or rights convertible into or exchangeable for shares of the Capital Stock or any other voting interests in E-Stamp, by operation of law or otherwise, such shares or other interests shall be held subject to all of the terms and provisions of this Agreement. Without limiting the foregoing, each Stockholder specifically agrees that the obligations of such E-Stamp Stockholder hereunder shall not be terminated by operation of law, whether by death or incapacity of such E-Stamp Stockholder or otherwise.

        SECTION 9. AMENDMENT

               This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed and delivered on behalf of each of the parties hereto.

        SECTION 10. SEVERABILITY

               If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        SECTION 11. WAIVER

               Except as provided in this Agreement, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a wavier of any prior or subsequent breach of the same or any other provision hereunder.

        SECTION 12. NOTICES

               All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

               If to an E-Stamp Stockholder:

                      To such Stockholder's address or telecopier number as set forth on Schedule A attached hereto.

               with a copy (which does not constitute notice) to:

                      Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road
                      Palo Alto, CA 94304
                      Attention:    N. Anthony Jeffries, Esq.
                      Facsimile:    (650) 493-6811

               If to Learn2:

                      Learn2.com, Inc.
                      1311 Mamaroneck Avenue, Suite 210
                      White Plains, NY  10604
                      Attention: President
                      Facsimile: (914) 682-4440

               with a copy (which shall not constitute notice) to:

                      Swidler Berlin Shereff Friedman, LLP
                      The Chrysler Building
                      405 Lexington Avenue
                      New York, NY  10174
                      Attention:  Gerald Adler, Esq.
                      Facsimile:  (212) 891-9598

        SECTION 13. ENTIRE AGREEMENT; ASSIGNMENT

               This Agreement and the Proxy (a) constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and (b) shall not be assigned by operation of law or otherwise, except that this Agreement shall be binding upon each E-Stamp Stockholder and each E-Stamp Stockholder's successors and assigns.

        SECTION 14. HEADINGS

               Section headings are included solely for convenience and are not considered to be part of this Agreement and are not intended to be an accurate description of the contents thereof.

        SECTION 15. COUNTERPARTS

               This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        SECTION 16. TERMINATION

               This Agreement and all of the parties' rights and obligations hereunder shall terminate on the earlier to occur of (i) the date on which the Merger Agreement is validly terminated pursuant to Section 7 thereof and (ii) the Effective Time.

        SECTION 17. OFFICERS AND DIRECTORS

               Notwithstanding anything else herein to the contrary but subject to the proviso set forth in this Section 17, (i) nothing set forth herein shall be deemed to restrict or otherwise prohibit an E-Stamp Stockholder who is an officer or director of the E-Stamp from exercising, in such individual's capacity as an officer or director of E-Stamp, what such E-Stamp Stockholder believes in good faith to be his or her fiduciary duties as an officer or director of E-Stamp or to the stockholders of E-Stamp, and (ii) and no action or inaction required hereby shall require an E-Stamp Stockholder who is an officer or director of E-Stamp to take any action or refrain from taking any action, in such individual's capacity as an officer or director of E-Stamp that such E-Stamp Stockholder believes in good faith is required by or would be a breach of his or her fiduciary duties as an officer or director of E-Stamp to the stockholders of the E-Stamp.

        SECTION 18. NO REQUIREMENT TO EXERCISE.

               Notwithstanding anything to the contrary in this Agreement, an E-Stamp Stockholder shall be under no obligation under this Agreement to exercise any options, warrants or other rights to acquire shares of Capital Stock owned by an E-Stamp Stockholder as of the date of this Agreement or of which an E-Stamp Stockholder acquires ownership during the period from the date of this Agreement through its termination pursuant to Section 16.


             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

               IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Voting Agreement, or have caused this Voting Agreement to be executed and delivered on their behalf, as of the date first above written.



                                        LEARN2.COM, INC.



                                        By:    _____________________________
                                        Name:
                                        Title:



                                        E-STAMP STOCKHOLDERS



                                        By:    _____________________________
                                        Name: Robert H. Ewald



                                        By:    _____________________________
                                        Name: Edward F. Malysz



                                        By:    _____________________________
                                        Name: Marcelo A. Gumucio



                                        By:    _____________________________
                                        Name: John V. Balen



                  [SIGNATURES CONTINUED ON THE FOLLOWING PAGE.]

                                        By:    _____________________________
                                        Name: Thomas L. Rosch


                                        By:    _____________________________
                                        Name: Peter Boit


                                        By:    _____________________________
                                        Name: Adam Wagner


                                        By:    _____________________________
                                        Name: Rebecca Saeger


                                        By:    _____________________________
                                        Name: Robert J. Cresci


                                        By:    _____________________________
                                        Name: Rod Witmond


                                        By:    _____________________________
                                        Name: Laurie Lindsey


                                        By:    _____________________________
                                        Name: Dan Walsh


                                        By:    _____________________________
                                        Name: Paul Goldman

                                   SCHEDULE A


--------------------------------------------------------------------------------
-----------------
    E-STAMP STOCKHOLDER NAME,             COMMON STOCK OWNED            COMMON
STOCK OWNED
  ADDRESS AND TELEPHONE NUMBER                OF RECORD
BENEFICIALLY(1)
--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------


------------------

(1) All are shares of Company Common Stock issuable upon the exercise of Options as of the date of this Agreement.

                                    EXHIBIT A

                            FORM OF IRREVOCABLE PROXY


               The undersigned stockholder of E-Stamp Corporation, a Delaware corporation ("E-Stamp"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Learn2.com, Inc., a Delaware corporation ("Learn2") the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's voting rights with respect to (a) the outstanding shares of common stock, $0.001 par value, of E-Stamp (the "E-Stamp Common Stock") or any other capital stock of E-Stamp (collectively with the E-Stamp Common Stock, the "Capital Stock") owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (b) any and all other shares of Capital Stock of E-Stamp which the undersigned may acquire on or after the date hereof. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Capital Stock are hereby revoked, and the undersigned agrees that no subsequent proxy will be given with respect to any of the Capital Stock.

               This proxy is (i) irrevocable, (ii) coupled with an interest,
(iii) granted in connection with the execution and delivery of the Voting Agreement dated as of the date hereof among Learn2, the undersigned and certain other stockholders of E-Stamp (the "Voting Agreement"), and (iv) granted in consideration of Learn2 entering into the Agreement and Plan of Merger dated as of the date hereof between Learn2 and E-Stamp (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of Learn2 with and into E-Stamp pursuant to the terms and conditions thereof.

               The proxy named above (and its successors) will, prior to the Termination Date (as defined in the Voting Agreement), be empowered, and may exercise this proxy, to vote the Capital Stock at any meeting of the stockholders of E-Stamp, however called, or in connection with any solicitation of written consents from stockholders of E-Stamp:

                    (i) in favor of the Merger and the adoption of the Merger Agreement;

                    (ii) against approval or adoption of any transaction involving (A) the sale or transfer of all or substantially all of the Capital Stock, whether by merger, consolidation or other business combination, (B) a sale or transfer of all or substantially all of the assets of E-Stamp or its Subsidiaries, (C) a reorganization, recapitalization or liquidation of E-Stamp or its Subsidiaries or (D) any amendment to E-Stamp's governing instruments creating any new class of securities of E-Stamp or otherwise affecting the rights of any class of security as currently in effect; and

                    (iii) against approval or adoption of resolutions or actions which would cause the conditions to closing of the Merger, as set forth in the Merger Agreement, not to be satisfied.

               The undersigned may vote the Capital Stock on all other matters.

               This proxy shall be binding upon the representatives, successors and assigns of the undersigned (including any transferee of any of the Capital Stock).

               If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

               This proxy shall terminate upon the valid termination of the Voting Agreement.


Date: April 19, 2001


                                            By:________________________________

                                            Print Name:_________________________

                                            Number of shares of E-Stamp Common
                                            Stock owned of record as of the date
                                            of this proxy:


                                            ___________________________________

                                                                       ANNEX IV


                                VOTING AGREEMENT


               THIS VOTING AGREEMENT (this "Agreement") is entered into this 19th day of April, 2001, by and between E-Stamp Corporation, a Delaware corporation ("E-Stamp"), and each of the undersigned stockholders (each a "Learn2 Stockholder" and collectively, the "Learn2 Stockholders") of Learn2.com, Inc., a Delaware corporation ("Learn2").

               WHEREAS, the Learn2 Stockholders own of record and/or beneficially the shares of common stock, $.01 par value, of Learn2 ("Common Stock") set forth opposite their respective names on Schedule A hereto and desire to enter into this Agreement with respect to such shares of the Common Stock;

               WHEREAS, E-Stamp and Learn2 have contemporaneously with the execution of this Agreement entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, which provides, among other things, for the merger (the "Merger") of Learn2 with and into E-Stamp pursuant to the terms and conditions thereof; and

               WHEREAS, as an essential condition and inducement to E-Stamp entering into the Merger Agreement, the parties to the Merger Agreement have required that the Learn2 Stockholders agree, and the Learn2 Stockholders have agreed, to enter into this Agreement.

               NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements contained herein and in the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and intending to be legally bound hereby, agree as follows:

        SECTION 1. DEFINITIONS

               Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms as in the Merger Agreement.

        SECTION 2. DISPOSITION OF THE SHARES

               (a) Each Learn2 Stockholder covenants and agrees that from the date of this Agreement until the Termination Date (as defined in Section 16 hereof), such Learn2 Stockholder shall not sell, assign, transfer, encumber, pledge, mortgage or otherwise encumber or dispose of or enter into any contract, option or other agreement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge, mortgage or other encumbrance or disposition of ("Transfer"), any shares of the Common Stock or any other capital stock of Learn2 (including all options, warrants and other rights to acquire shares of Common Stock or Learn2 capital stock) (together, the "Capital Stock") or any other voting interests in Learn2 now owned or hereafter acquired beneficially or of record by such Learn2 Stockholder without the consent of E-Stamp, provided, however, that the foregoing requirements shall not prohibit any Transfer of Capital Stock to any person or entity that does not prevent the Learn2

Stockholder from performing his or her obligations under this Agreement, and provided, further, that the foregoing requirements shall not prohibit any Transfer of Capital Stock to any person or entity where as a precondition to such Transfer the transferee: (i) executes a counterpart to this Agreement and a Proxy (as defined in Section 4, and with such modifications as Parent may reasonably request); and (ii) agrees in writing to hold such Capital Stock (or interest in Capital Stock) subject to all of the terms and provisions of this Agreement.

               (b) Each Learn2 Stockholder hereby agrees and consents to the entry of stop transfer instructions by Learn2 against the transfer of any shares of the Capital Stock consistent with the terms of Section 2(a) hereof.

        SECTION 3. VOTING

               (a) Each Learn2 Stockholder hereby agrees to appear, or cause the holder of record on any applicable record date (the "Record Holder") to appear, in person or by proxy, for the purpose of obtaining a quorum at any annual or special meeting of stockholders of Learn2 and at any adjournment thereof for the purpose of voting on the Merger Agreement and the transactions contemplated thereby (a "Meeting").

               (b) Each Learn2 Stockholder further agrees that at any such Meeting such Learn2 Stockholder shall vote, or cause the Record Holder to vote, in person or by proxy all of the shares of the Capital Stock, and any other voting interests of Learn2 directly or indirectly owned or hereafter acquired beneficially or of record by such Learn2 Stockholder:

                   (i) in favor of the Merger and the adoption of the Merger Agreement in connection with any meeting of, or solicitation of consents from, the stockholders of Learn2 at which or in connection with which the Merger and the Merger Agreement are submitted for the consideration and vote of the stockholders of Learn2;

                   (ii) against approval or adoption of any transaction involving (A) the sale or transfer of all or substantially all of the Capital Stock, whether by merger, consolidation or other business combination, (B) a sale or transfer of all or substantially all of the assets of Learn2 or its Subsidiaries, (C) a reorganization, recapitalization or liquidation of Learn2 or its Subsidiaries, or (D) any amendment to Learn2's governing instruments creating any new class of securities of Learn2 or otherwise affecting the rights of any class of security as currently in effect; and

                   (iii) against approval or adoption of resolutions or actions which would cause the conditions to closing of the Merger, as set forth in the Merger Agreement, not to be satisfied.

               (c) To the extent inconsistent with the foregoing provisions of this Section 3, each Learn2 Stockholder revokes any and all previous proxies with respect to shares of the Capital Stock owned beneficially and/or of record by such Learn2 Stockholder and agrees not to grant any proxy with respect to the Capital Stock and any other voting interests in Learn2 owned or hereafter acquired beneficially or of record by such Learn2 Stockholder.

        SECTION 4. PROXY; FURTHER ASSURANCES

               (a) Contemporaneously with the execution of this Agreement: (i) each Learn2 Stockholder has delivered to E-Stamp a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) each Learn2 Stockholder has caused to be delivered to E-Stamp an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of the Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act), but not of record, by such Stockholder, which proxy shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein.

               (b) Each Learn2 Stockholder shall, at E-Stamp's own expense, execute such further documents and instruments as may reasonably be required to vest in E-Stamp the power to carry out and give effect to the provisions of this Agreement.

        SECTION 5. REPRESENTATIONS AND WARRANTIES OF EACH LEARN2 STOCKHOLDER

               Each Learn2 Stockholder hereby, severally and not jointly, represents and warrants to E-Stamp as follows:

               (a) Such Learn2 Stockholder has the legal capacity and all other power and authority necessary to enter into this Agreement, to perform the obligations hereunder and to consummate the transactions contemplated hereby.

               (b) The shares of the Common Stock reflected on Schedule A as being owned by such Learn2 Stockholder are the only shares of voting Capital Stock of Learn2 or any other voting interests in Learn2 owned beneficially or of record by such Learn2 Stockholder, and except as set forth in Schedule A, such Learn2 Stockholder does not own any other options, warrants or rights to acquire shares of any class of capital stock of Learn2 or any other voting interests in Learn2. Such Learn2 Stockholder has the sole power respecting voting and transfer of such Learn2 Stockholder's shares of the Capital Stock.

        SECTION 6. SPECIFIC PERFORMANCE

               Each Learn2 Stockholder acknowledges and agrees that there would be no adequate remedy at law for E-Stamp and if such Learn2 Stockholder fails to perform any of such Learn2 Stockholder's obligations hereunder, and accordingly agrees that E-Stamp, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of such Learn2 Stockholder under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction. Each Learn2 Stockholder hereby waives any objection to the imposition of such relief or to the posting of a bond in connection therewith.

        SECTION 7. GOVERNING LAW

               This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

        SECTION 8. PARTIES IN INTEREST

               This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives and permitted assigns. If any Learn2 Stockholder shall at any time hereafter acquire ownership of, or voting power with respect to, any additional shares of the Capital Stock or any other voting interests in Learn2 in any manner, whether by the exercise of any options or any securities or rights convertible into or exchangeable for shares of the Capital Stock or any other voting interests in Learn2, by operation of law or otherwise, such shares or other interests shall be held subject to all of the terms and provisions of this Agreement. Without limiting the foregoing, each Learn2 Stockholder specifically agrees that the obligations of such Learn2 Stockholder hereunder shall not be terminated by operation of law, whether by death or incapacity of such Learn2 Stockholder or otherwise.

        SECTION 9. AMENDMENT

               This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed and delivered on behalf of each of the parties hereto.

        SECTION 10. SEVERABILITY

               If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        SECTION 11. WAIVER

               Except as provided in this Agreement, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a wavier of any prior or subsequent breach of the same or any other provision hereunder.

        SECTION 12. NOTICES

               All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

               If to a Learn2 Stockholder:

                      To such Stockholder's address or telecopier number as set forth on Schedule A attached hereto.


               with a copy (which shall not constitute notice) to:

                      Swidler Berlin Shereff Friedman, LLP
                      The Chrysler Building
                      405 Lexington Avenue
                      New York, NY  10174
                      Attention:  Gerald Adler, Esq.
                      Telecopier No.:  (212) 891-9598

               If to E-Stamp:

                      E-Stamp Corporation
                      2051 Stierlin Court
                      Mountain View, CA  94043
                      Attention: President and Chief Executive Officer
                      Facsimile:    (650) 919-7533

               with a copy (which shall not constitute notice) to:

                      Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road
                      Palo Alto, CA 94304
                      Attention:    N. Anthony Jeffries, Esq.

                      Facsimile:    (650) 493-6811

        SECTION 13.  ENTIRE AGREEMENT; ASSIGNMENT

               This Agreement and the Proxy (a) constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and (b) shall not be assigned by operation of law or otherwise, except that this Agreement shall be binding upon each Learn2 Stockholder and each Learn2 Stockholder's successors and assigns.

        SECTION 14. HEADINGS

               Section headings are included solely for convenience and are not considered to be part of this Agreement and are not intended to be an accurate description of the contents thereof.

        SECTION 15. COUNTERPARTS

               This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        SECTION 16. TERMINATION

               This Agreement and all of the parties' rights and obligations hereunder shall terminate on the earlier to occur of (i) the date on which the Merger Agreement is validly terminated pursuant to Section 7 thereof and (ii) the Effective Time.

        SECTION 17. OFFICERS AND DIRECTORS

               Notwithstanding anything else herein to the contrary but subject to the proviso set forth in this Section 17, (i) nothing set forth herein shall be deemed to restrict or otherwise prohibit a Learn2 Stockholder who is an officer or director of Learn2 from exercising, in such individual's capacity as an officer or director of Learn2, what such Learn2 Stockholder believes in good faith to be his or her fiduciary duties as an officer or director of Learn2 or to the stockholders of Learn2, and (ii) and no action or inaction required hereby shall require a Learn2 Stockholder who is an officer or director of Learn2 to take any action or refrain from taking any action, in such individual's capacity as an officer or director of Learn2 that such Learn2 Stockholder believes in good faith is required by or would be a breach of his or her fiduciary duties as an officer or director of Learn2 to the stockholders of Learn2.

        SECTION 18. NO REQUIREMENT TO EXERCISE

               Notwithstanding anything to the contrary in this Agreement, a Learn2 Stockholder shall be under no obligation under this Agreement to exercise any options, warrants or other rights to acquire shares of Capital Stock owned by a Learn2 Stockholder as of the date of this Agreement or of which a Learn2 Stockholder acquires ownership during the period from the date of this Agreement through its termination pursuant to Section 16.





             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Voting Agreement, or have caused this Voting Agreement to be executed and delivered on their behalf, as of the date first above written.



                                        E-STAMP CORPORATION



                                        By:_______________________________
                                        Name:
                                        Title:



                                        LEARN2 STOCKHOLDERS



                                        By:_______________________________
                                        Name:


                                        By:_______________________________
                                        Name:


                                        By:_______________________________
                                        Name:



                  [SIGNATURES CONTINUED ON THE FOLLOWING PAGE.]

                                   SCHEDULE A


--------------------------------------------------------------------------------
-----------------
     LEARN2 STOCKHOLDER NAME,            COMMON STOCK OWNED             COMMON
STOCK OWNED
  ADDRESS AND TELEPHONE NUMBER                OF RECORD
BENEFICIALLY(1)
--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------

--------------------------------------------------------------------------------
-----------------


-------------------
(1) [All are shares of Common Stock issuable upon the exercise of Options as of the date of this Agreement.]

                                    EXHIBIT A

                            FORM OF IRREVOCABLE PROXY


               The undersigned stockholder of Learn2.com, Inc., a Delaware corporation ("Learn2"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes E-Stamp Corporation, a Delaware corporation ("E-Stamp") the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's voting rights with respect to (a) the outstanding shares of common stock, $.01 par value, of Learn2 (the "Learn2 Common Stock") or any other capital stock of Learn2 (collectively with the Learn2 Common Stock, the "Capital Stock") owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (b) any and all other shares of Capital Stock of Learn2 which the undersigned may acquire on or after the date hereof. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Capital Stock are hereby revoked, and the undersigned agrees that no subsequent proxy will be given with respect to any of the Capital Stock.

               This proxy is (i) irrevocable, (ii) coupled with an interest,
(iii) granted in connection with the execution and delivery of the Voting Agreement dated as of the date hereof among E-Stamp and the undersigned and certain other stockholders of Learn2 (the "Voting Agreement"), and (iv) granted in consideration of E-Stamp entering into the Agreement and Plan of Merger dated as of the date hereof between E-Stamp and Learn2 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Learn2 with and into E-Stamp pursuant to the terms and conditions thereof.

               The proxy named above (and its successors) will, prior to the Termination Date (as defined in the Voting Agreement), be empowered, and may exercise this proxy, to vote the Capital Stock at any meeting of the stockholders of Learn2, however called, or in connection with any solicitation of written consents from stockholders of Learn2:

                      (i) in favor of the Merger and the adoption of the Merger Agreement;

                      (ii) against approval or adoption of any transaction involving (A) the sale or transfer of all or substantially all of the Capital Stock, whether by merger, consolidation or other business combination, (B) a sale or transfer of all or substantially all of the assets of Learn2 or its Subsidiaries, (C) a reorganization, recapitalization or liquidation of Learn2 or its Subsidiaries, or (D) any amendment to Learn2's governing instruments creating any new class of securities of Learn2 or otherwise affecting the rights of any class of security as currently in effect; and

                      (iii) against approval or adoption of resolutions or actions would cause the conditions to closing of the Merger, as set forth in the Merger Agreement, not to be satisfied.

               The undersigned may vote the Capital Stock on all other matters.

               This proxy shall be binding upon the representatives, successors and assigns of the undersigned (including any transferee of any of the Capital Stock).

               If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

               This proxy shall terminate upon the valid termination of the Voting Agreement.

Date: April 19, 2001




                                   ---------------------------------------------
                                   Stockholder's Name


                                   Number of shares of Learn2 Common Stock
                                   owned of record as of the date of this proxy:



                                   ---------------------------------------------

                                                                        ANNEX V


April 18, 2001



The Board of Directors
E-Stamp Corporation


Dear Directors:

We understand that E-Stamp Corporation ("E-Stamp" or the "Company") is considering entering into a merger (the "Merger") with Learn2.com, Inc. ("Learn2"), pursuant to which the Company's shareholders will own 50.1% of the outstanding common shares of the combined company. As soon as practicable, upon the signing of a definitive agreement, E-Stamp will loan to Learn2 the sum of $2 million pursuant to the terms of a convertible loan (the "Loan"), under the terms described in the Merger Agreement (defined below). Prior to the closing of the Merger, Learn2 will redeem its outstanding $10 million principal amount convertible debenture ("Convertible Debt") for a consideration of $1 million cash and newly issued common stock representing approximately 34% of Learn2.

The Merger and the related transactions disclosed to us are referred to collectively herein as the "Transaction."

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction, we have not advised you with respect to alternatives to it, nor have we been engaged to advise you with respect to any transactions with any other entity.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

        1. reviewed the Company's audited financial statements on Form 10-K for the fiscal year ended December 31, 2000, which management has indicated represents the latest financial statements available;

        2. reviewed the Company's financial projections for the fiscal year ended December 31, 2001;

        3. reviewed the Company's merger analysis regarding the costs of discontinuing its operations;

The Board of Directors                                                       -2-
E-Stamp Corporation
April 18, 2001



        4. reviewed the Presentation to the Board of Directors of E-Stamp by Credit Suisse First Boston, dated March 26, 2001;

        5. reviewed Learn2's audited financial statements on Form 10-K for the fiscal year ended December 31, 1999 and its unaudited financial statements on Form 10-Q for the period ended September 30, 2000;

        6. reviewed Learn2's draft financial statements on its draft Form 10-K for the fiscal year ended December 31, 2000, which management has indicated represents the latest financial information available;

        7. reviewed Learn2's financial projections prepared by management of Learn2, for the fiscal years ended December 31, 2001 through 2002;

        8.  reviewed copies of the following documents relating to the
            Transaction:

            (i) the Agreement and Plan of Merger by and among E-Stamp Corporation and Learn2.com, Inc. (the "Merger Agreement"), draft dated April 17, 2001;

            (ii) draft of the Learn2 Disclosure Letter, distributed on April 18, 2001;

            (iii) the Agreement by and among Learn2.com, Inc., E-Stamp
                  Corporation and RGC International Investors, LDC, draft dated April 11, 2001, regarding the Convertible Debt;

            (iv) the Option Agreement by and between Learn2.com, Inc. and E-Stamp Corporation, draft dated April 17, 2001, regarding the Loan;

        9. interviewed certain senior management of E-Stamp and Learn2 to discuss the operations, financial condition, future prospects and projected performance of the Company and Learn2;

        10. reviewed the historical market prices and trading volume for the Company's and Learn2's publicly traded securities;

        11. reviewed the trading values and financial condition of certain public companies we deem comparable to Learn2; and

        12. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and of Learn2, respectively, and that there has been no material change in the assets, financial condition, business or prospects of the Company or Learn2 since the date of the most recent financial statements made available to us.

The Board of Directors                                                       -3-
E-Stamp Corporation
April 18, 2001



We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and Learn2 and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or Learn2. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction is fair to Company's shareholders from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                                                                        ANNEX VI

            [M. KANE & COMPANY, INC. INVESTMENT BANKERS LETTERHEAD]

                                                              MEMBER:  NASD/SIPC


April 10th, 2001

The Board of Directors
Learn2.com, Inc.
1311 Mamaroneck Avenue, Suite 210
White Plains, NY 10605

We understand that E-Stamp Corporation, a corporation organized under the laws of the State of Delaware ("E-Stamp"), desires to acquire all of the outstanding shares of common stock of Learn2.com, Inc., a corporation organized under the laws of the State of Delaware ("Learn2") (the "Proposed Transaction"). You have engaged M. Kane & Company, Inc. to: (1) review the financial terms of the Proposed Transaction and advise the Board of Directors of Learn2 (the "Board"), with respect thereto; and (2) render our opinion (the "Opinion") to the Board as to whether the Proposed Transaction is fair to the public shareholders of Learn2 (other than management of Learn2, RGC, and their affiliates as to which MK&Co. expresses no opinion) from a financial point of view (without giving effect to any other benefits that may inure to any particular shareholder as a result of the Proposed Transaction other than in its capacity as a shareholder).

In preparing our Opinion, we have been informed that:

        1. The proposed transaction includes the merger of Learn2 with and into E-Stamp, with E-Stamp being the surviving corporation, pursuant to that certain Agreement and Plan of Merger dated as of April __, 2001 (the "Merger Agreement").

        2. In connection with the Proposed Transaction, Learn2 will issue approximately 26,400,000 shares of Learn2 common stock and E Stamp will pay $1,000,000 in cash to RGC International Investors, LDC ("RGC") to repurchase that certain convertible debenture dated March 10, 2000 (the "Debenture") in the aggregate principal amount of $10,000,000.

        3. Upon consummation of the Proposed Transaction, each share of Learn2 common stock will be converted into the right to receive a number of shares of E-Stamp, such that the holders of E-Stamp common stock immediately before the Proposed Transaction will hold approximately 50.1% of the surviving company's common stock and the holders of Learn2 common stock immediately before the Proposed Transaction will hold approximately 49.9% of the surviving company's common stock.

        4. The Merger is expressly conditioned, among other things, on Learn2 obtaining shareholder approval.

        5. In furtherance and prior to the closing of the acquisition, Learn2 will issue to E-Stamp, a convertible note in exchange for a loan of $2,000,000 in cash.

Our Opinion assumes, without independent verification and investigation, that:
(1) all of the material terms of the Proposed Transaction are as described above; (2) the Proposed Transaction will be consummated in all material respects with those terms; (3) the final documentation with respect to the Proposed Transaction has not been and will not be modified in any material respect from what has been represented to us by the management of Learn2; and (4) all of the various agreements entered into in connection with the Proposed Transaction will be complied with in all material respects.

In rendering our Opinion, we have, among other things:

        1. Reviewed and considered recent historical financial and business information, including with respect to results of operations and cash flow of Learn2, and certain assets and liabilities thereof, contained in documentation provided to us by Learn2;

        2. Held discussions with members of the management of Learn2 regarding the past and current business operations and financial condition and future prospects of Learn2;

        3. Reviewed internal forecasts supplied to us by Learn2 with respect to internal projected financial and operating results, including earnings and cash flow of Learn2;

        4. Reviewed pro forma operating and cash flow statements and balance sheets of Learn2 supplied to us by Learn2, assuming consummation of the Proposed Transaction;

        5. Reviewed publicly available financial and market data for certain public companies engaged in business similar to Learn2;

        6. Reviewed publicly available financial information relating to recent acquisitions involving companies comparable to Learn2;

        7. Reviewed the historical stock market prices and trading volumes of the outstanding common stock of Learn2; and

        8. Reviewed the principal financial terms of the implementing documentation provided to us with respect to the Proposed Transaction.

In undertaking these tasks, and in general in rendering our Opinion, we have relied upon, without independent verification or investigation, the accuracy and completeness of the information available from public sources or provided to us by Learn2 and their representatives. With respect to the internal forecasts regarding the future financial and operating results of Learn2 and the pro forma information provided to us as described in the immediately preceding numbered paragraphs, we have assumed, without independent verification or investigation, that such forecasts and pro forma information were prepared on bases reflecting the best currently available information, estimates and judgments of the management of Learn2 and that the assumptions underlying such forecasts and pro forma information are reasonable. We have not made nor obtained any independent evaluations or appraisals of the assets or liabilities of Learn2, including, without limitation, liabilities arising from or in connection with any pending or future litigation to which Learn2 is or may become a party, and have relied, without independent verification or investigation, on the financial statements of Learn2 and valuations provided by the management thereof. Our Opinion is based upon analyses of the foregoing factors in light of our assessment of general economic, financial and market conditions as they exist and can be evaluated by us as of the date thereof.

In rendering this Opinion, we have also relied upon the fact that Learn2 will be advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction, in fact, have been duly, validly and timely taken; and we have not made, and will assume no responsibility to make, any representation, or render any opinion, in connection with our engagement as to any legal matter.

Learn2 has specifically informed us that they have reviewed and approved these assumptions and that they understand that, to the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

This Opinion and the financial advice provided by us shall not be disclosed publicly nor made available to third parties without our prior written approval. The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board and may not translate to any other purposes.

We express no opinion as to the fairness of the consideration to be received by RGC.

Based upon and subject to the foregoing, it is our opinion that the Proposed Transaction is fair to the public shareholders of Learn2 (other than management of Learn2, RGC, and their affiliates as to which MK&Co. expresses no opinion) from a financial point of view (without giving effect to any other benefits that may inure to any particular shareholder as a result of the Proposed Transaction other than in its capacity as a shareholder).



Very truly yours,



/s/ M. Kane & Company, Inc.

M. KANE & COMPANY, INC.

                                                                     ANNEX VII

                         CHARTER OF THE AUDIT COMMITTEE
                                     OF THE
                               BOARD OF DIRECTORS
                                       OF
                                LEARN2.COM, INC.

I. AUDIT COMMITTEE PURPOSE

     The Audit Committee of the Board of Directors of Learn2.com, Inc. (the "Company") is appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

     - Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

     - Monitor the independence and performance of the Company's independent auditors.

     - Provide an avenue of communication among the independent auditors, management, and the Board of Directors.

     The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II. AUDIT COMMITTEE COMPOSITION AND MEETINGS

     Audit Committee members shall meet the requirements of the National Association of Securities Dealers, Inc. The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. Under certain exceptional and limited circumstances, one of the members of the Audit Committee may not be independent as permitted by the rules of the National Association of Securities Dealers, Inc. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Audit Committee shall have accounting or related financial management expertise.

     Audit Committee members shall be appointed by the Board of Directors. If an audit committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

     The Audit Committee shall meet as frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Audit Committee should consult privately with management, the independent auditors and as a committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed.

III. AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

Review Procedures

     1. Review and reassess the adequacy of this Charter at least annually. Submit the charter to the Board of Directors for approval and have the document published at least every three years in accordance with the Securities and Exchange Commission regulations.

     2. Review the Company's annual audited financial statements. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

     3. In consultation with the management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management's responses including the status of previous recommendations.

Independent Auditors

     4. The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence, and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

     5. Approve the fees and other significant compensation to be paid to the independent auditors.

     6. On an annual basis, the Audit Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

     7. Review the independent auditors audit plan -- discuss scope, staffing, locations, reliance upon management and internal audit and general audit approach.

     8. Discuss the results of the year-end audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with the American Institute of Certified Public Accountants A Statement of Auditing Standards No. 61.

     9. Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

Legal Compliance

     10. As the Audit Committee deems necessary or appropriate, review with the Company's counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

     11. Annually prepare a report to stockholders as required by the Securities and Exchange Commission. The report should be included in the Company's annual proxy statement.

     12. Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

     13. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

                                                                      ANNEX VIII


PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO FILE AN AMENDMENT TO THE CHARTER
               TO EFFECT A REVERSE SPLIT OF LEARN2'S COMMON STOCK
                                    ________

                            CERTIFICATE OF AMENDMENT
            TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                              OF LEARN2.COM, INC.

                             a Delaware corporation


       (Pursuant to Section 242 of the Delaware General Corporation Law)


LEARN2.COM, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

     FIRST: That at a meeting of the Board of Directors of Learn2.com, Inc. (hereinafter called the "Corporation") resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation to effect a reverse stock split of shares of common stock of the Corporation, par value $ 0.01 per share ("Common Stock"), on the basis of issuing ___ share of Common Stock for each ____ issued shares of Common Stock, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution is as follows:

       RESOLVED, that (subject to stockholder approval) the Board of Directors is authorized to file an amendment to Learn2's Amended and Restated Certificate of Incorporation to effect a reverse ___ for ___ stock split (the "Stock Split"). Upon the filing of this amendment with the office of the Secretary of State of the State of Delaware, each share of Common Stock of the Corporation, issued at such time, shall be changed into ____ of ____ fully paid and non-assessable share of Common Stock of the Corporation. In lieu of the issuance of any fractional shares that would otherwise result from the reverse stock split effected hereby, the Corporation shall issue to any stockholder that would otherwise receive fractional shares of Common Stock an additional share of Common Stock; and

       RESOLVED, that, following the effectiveness of this amendment, certificates for the shares of Common Stock to be outstanding after the reverse stock split shall be issued pursuant to procedures adopted by the Corporation's executive officers and communicated to those who are to receive new certificates.

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That the capital of the Corporation shall not be reduced under or by reason of said amendment.


IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by the undersigned on this ____ day of ________, ____.

                                    LEARN2.COM, INC.

                                    By:_______________________________
                                       Name:
                                       Title:

                                                                        ANNEX IX

                        DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal Rights.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one (1) or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     E-Stamp may indemnify its officers and directors to the fullest extent allowed by Delaware law. Delaware General Corporation Law provides, in general, that a corporation has the power to indemnify any person who was or is either a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, as a result of that person's actions taken (i) while a director or officer of the corporation or (ii) in the service of or at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity may be against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

     In accordance with Delaware General Corporation Law, E-Stamp has the power to maintain and maintains the insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of
Section 145.

     E-Stamp's directors and officers are insured under insurance policies maintained by E-Stamp, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of their being or having been such directors or officers. In addition, the Company has entered into contracts with certain of its directors providing for indemnification of such persons by E-Stamp to the full extent authorized or permitted by law, subject to certain limited exceptions.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
 2.1       Agreement and Plan of Merger, dated as of April 19, 2001, by and between E-Stamp Corporation and Learn2.com, Inc.
           (included as Annex I to the joint proxy statement-prospectus forming a part of this registration statement and
           incorporated herein by reference).
 2.2       Form of Voting Agreement by and between Learn2 and the
           E-Stamp stockholders (included as Annex III to the joint
           proxy statement-prospectus forming a part of this
           registration statement and incorporated herein by
           reference).
 2.3       Form of Voting Agreement by and between E-Stamp and the
           Learn2 stockholders (included as Annex IV to the joint proxy statement-prospectus forming a part of this registration
           statement and incorporated herein by reference).
 3.1(1)    Amended and Restated Certificate of Incorporation of
           Registrant.
 3.2(1)    Amended and Restated Bylaws of Registrant.
 4.1(1)    Specimen Common Stock Certificate.
 5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation regarding the validity of common shares being
           registered.
 8.1*      Form of opinion of Wilson Sonsini Goodrich & Rosati,
           Professional Corporation, regarding the tax consequences of the merger.

EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
10.1(1)    Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2(1)    1999 Stock Plan and form of agreements thereunder.
10.3(1)    1999 Employee Stock Purchase Plan and form of agreements
           thereunder.
10.4(1)    1999 Director Option Plan and form of agreements thereunder.
10.5(1)    1996 Stock Option and Restricted Stock Plan.
10.6(1)    1996 Non-Employee Director Stock Option Plan.
10.7(1)    Second Amended and Restated Investors Rights Agreement.
10.8(1)    Employment Agreement, dated March 29, 1996, between
           Registrant and Nicole Ward (Eagan).
10.9(1)    Employment Agreement, dated May 13, 1996, between Registrant and Martin Pagel.
10.10(1)   Employment Agreement, dated July 27, 1996, between
           Registrant and Thomas Reinemer.
10.11(1)   Promissory Note, dated May 30, 1999, between Registrant and
           Robert H. Ewald.
10.12(2)   Promissory Note dated December 23, 1999, between Registrant and Marcelo Gumucio.
10.13(2)   Promissory Note dated January 14, 2000, between Registrant and Robert H. Ewald.
10.14(2)   Stock Pledge Agreement dated December 22, 1999 between
           Registrant and Marcelo Gumucio.
10.15(2)   Stock Pledge dated January 14, 2000 between Registrant and
           Robert H. Ewald.
10.16(3)   Office lease between EOP-Shoreline Technology Park, LLC and
           E-Stamp Corporation.
10.17(4)   Promissory Note dated June 7, 2000 between the Company and
           Roderick Witmond.
10.18(4)   Letter dated October 23, 2000 between the Company and Robert
           Ewald.
10.19(4)   Letter dated October 23, 2000 between the Company and Bruce
           White.
10.20(4)   Letter dated October 23, 2000 between the Company and Ed
           Malysz.
10.21(5)   Change of Control Severance Agreement between the Company
           and Robert H. Ewald.
10.22(5)   Change of Control Severance Agreement between the Company
           and Paul Goldman.
10.23(5)   Change of Control Severance Agreement between the Company
           and Laurie Lindsey.
10.24(5)   Change of Control Severance Agreement between the Company
           and Edward Malysz.
10.25(5)   Change of Control Severance Agreement between the Company
           and Daniel Walsh.
10.26(5)   Change of Control Severance Agreement between the Company
           and Roderick Witmond.
10.27(5)   Value Added Reseller Agreement between the Company (through
           Automated Logistics Corp, a.k.a. Evcor) and Aristo
           Computers, Inc. (now Kewill Electronic Commerce).
10.28(5)   Tracer VAR Agreement between Tracer Research Inc. (now
           Kewill Electronic Commerce) and the Company (a.k.a. Evcor
           Automated Logistics Corp).
10.29(5)   Master Systems and Program Development Agreement amount
           Infonet Services Corporation, the Company (through Infinity
           Logistics Corporation) and Questco, Incorporated.
10.30*     Registration Rights Agreement, dated as of April 19, 2001, by and among E-Stamp Corporation and RGC International
           Investors, LDC.
10.31(6)   Convertible Promissory Note from Learn2.com, Inc. dated
           April 25, 2001.
10.32*     Letter Agreement between E-Stamp and Learn2.com dated April
           19, 2001.
10.33      Redemption and Termination Agreement, dated as of April 19,
           2001, by and among Learn2.com, Inc., E-Stamp Corporation and
           RGC International Investors, LDC (included as Annex II to
           the joint proxy statement-prospectus forming a part of this registration statement and incorporated herein by
           reference).

EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
10.34*     Form of Lock-Up Agreement by and among E-Stamp, Learn2 and their respective executive officers and directors.
23.1       Consent of Ernst & Young LLP, Independent Auditors.
23.2       Consent of Arthur Andersen LLP, Independent Public
           Accountants.
23.3       Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
24.1*      Power of Attorney.
99.1*      Form of Proxy for special meeting of stockholders of
           E-Stamp.
99.2*      Form of Proxy for special meeting of stockholders of Learn2.
99.3*      Consent of Donald Schupak to be a director of the surviving corporation.
99.4*      Consent of Stephen P. Gott to be a director of the surviving corporation.
99.5*      Consent of S. Lee Kling to be a director of the surviving
           corporation.
99.6*      Consent of James A. Cannavino to be a director of the
           surviving corporation.
99.7*      Waiver, dated April 19, 2001, by RGC International
           Investors, LDC.


---------------
(1) Incorporated by reference from Registration Statement No. 333-85359, as amended, originally filed with the Securities and Exchange Commission on August 17, 1999.

(2) Incorporated by reference from Registration Statement No. 333-96013, originally filed with the Securities and Exchange Commission on February 2, 2000.

(3) Incorporated by reference from Form 10-Q, filed August 14, 2000.

(4) Incorporated by reference from Form 10-Q, filed November 14, 2000.

(5) Incorporated by reference from Form 10-K, filed April 29, 2001.

(6) Incorporated by reference from Form 8-K, filed May 2, 2001.

 *  Previously filed.

     (b) Financial Statement Schedules

     None.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (4) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 3rd day of August, 2001.


                                          E-STAMP CORPORATION

                                          By:      /s/ ROBERT H. EWALD
                                            ------------------------------------
                                                 Robert H. Ewald
                                                 President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                     TITLE
             DATE
                      ---------                                     -----
             ----
                 /s/ ROBERT H. EWALD                      President, Chief
Executive     August 3, 2001
-----------------------------------------------------  Officer and Director
(Principal
                   Robert H. Ewald                            Executive Officer)

                /s/ EDWARD F. MALYSZ                   Vice President and Acting
Chief   August 3, 2001
-----------------------------------------------------    Financial Officer
(Principal
                  Edward F. Malysz                         Financial and
Accounting
                                                                  Officer),
                                                        General Counsel and
Secretary

                          *                                Chairman of the Board
of      August 3, 2001
-----------------------------------------------------             Directors
                 Marcelo A. Gumucio

                          *                                        Director
        August 3, 2001
-----------------------------------------------------
                    John V. Balen

                          *                                        Director
        August 3, 2001
-----------------------------------------------------
                   Thomas L. Rosch

                                                                   Director
-----------------------------------------------------
                     Peter Boit

                          *                                        Director
        August 3, 2001
-----------------------------------------------------
                     Adam Wagner

                                                                   Director
-----------------------------------------------------
                   Rebecca Saeger

                          *                                        Director
        August 3, 2001
-----------------------------------------------------
                  Robert J. Cresci

              By: /s/ EDWARD F. MALYSZ
  -------------------------------------------------
                  Edward F. Malysz
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 2.1     Agreement and Plan of Merger, dated as of April 19, 2001, by and between E-Stamp Corporation and Learn2.com, Inc.
         (included as Annex I to the joint proxy statement-
         prospectus forming a part of this registration statement and incorporated herein by reference).
 2.2     Form of Voting Agreement by and between Learn2 and the
         E-Stamp stockholders (included as Annex III to the joint
         proxy statement-prospectus forming a part of this
         registration statement and incorporated herein by
         reference).
 2.3     Form of Voting Agreement by and between E-Stamp and the
         Learn2 stockholders (included as Annex IV to the joint proxy statement-prospectus forming a part of this registration
         statement and incorporated herein by reference).
 3.1(1)  Amended and Restated Certificate of Incorporation of
         Registrant.
 3.2(1)  Amended and Restated Bylaws of Registrant.
 4.1(1)  Specimen Common Stock Certificate.
 5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation, regarding the validity of the common shares
         being registered.
 8.1*    Form of opinion of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation, regarding the tax consequences of the merger.
10.1(1)  Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2(1)  1999 Stock Plan and form of agreements thereunder.
10.3(1)  1999 Employee Stock Purchase Plan and form of agreements thereunder.
10.4(1)  1999 Director Option Plan and form of agreements thereunder.
10.5(1)  1996 Stock Option and Restricted Stock Plan.
10.6(1)  1996 Non-Employee Director Stock Option Plan.
10.7(1)  Second Amended and Restated Investors Rights Agreement.
10.8(1)  Employment Agreement, dated March 29, 1996, between
         Registrant and Nicole Ward (Eagan).
10.9(1)  Employment Agreement, dated May 13, 1996, between Registrant and Martin Pagel.
10.10(1) Employment Agreement, dated July 27, 1996, between
         Registrant and Thomas Reinemer.
10.11(1) Promissory Note, dated May 30, 1999, between Registrant and
         Robert H. Ewald.
10.12(2) Promissory Note dated December 23, 1999, between Registrant and Marcelo Gumucio.
10.13(2) Promissory Note dated January 14, 2000, between Registrant and Robert H. Ewald.
10.14(2) Stock Pledge Agreement dated December 22, 1999 between
         Registrant and Marcelo Gumucio.
10.15(2) Stock Pledge dated January 14, 2000 between Registrant and
         Robert H. Ewald.
10.16(3) Office lease between EOP-Shoreline Technology Park, LLC and
         E-Stamp Corporation.
10.17(4) Promissory Note dated June 7, 2000 between the Company and
         Roderick Witmond.
10.18(4) Letter dated October 23, 2000 between the Company and Robert
         Ewald.
10.19(4) Letter dated October 23, 2000 between the Company and Bruce
         White.
10.20(4) Letter dated October 23, 2000 between the Company and Ed
         Malysz.
10.21(5) Change of Control Severance Agreement between the Company and Robert H. Ewald.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
10.22(5) Change of Control Severance Agreement between the Company and Paul Goldman.
10.23(5) Change of Control Severance Agreement between the Company and Laurie Lindsey.
10.24(5) Change of Control Severance Agreement between the Company and Edward Malysz.
10.25(5) Change of Control Severance Agreement between the Company and Daniel Walsh.
10.26(5) Change of Control Severance Agreement between the Company and Roderick Witmond.
10.27(5) Value Added Reseller Agreement between the Company (through
         Automated Logistics Corp, a.k.a. Evcor) and Aristo
         Computers, Inc. (now Kewill Electronic Commerce).
10.28(5) Tracer VAR Agreement between Tracer Research Inc. (now
         Kewill Electronic Commerce) and the Company (a.k.a. Evcor
         Automated Logistics Corp).
10.29(5) Master Systems and Program Development Agreement amount
         Infonet Services Corporation, the Company (through Infinity
         Logistics Corporation) and Questco, Incorporated.
10.30*   Registration Rights Agreement, dated as of April 19, 2001, by and among E-Stamp Corporation and RGC International
         Investors, LDC.
10.31(6) Convertible Promissory Note from Learn2.com, Inc. dated
         April 25, 2001.
10.32*   Letter Agreement between E-Stamp and Learn2.com dated April
         19, 2001.
10.33    Redemption and Termination Agreement, dated as of April 19,
         2001, by and among Learn2.com, Inc., E-Stamp Corporation and
         RGC International Investors, LDC (included as Annex II to
         the joint proxy statement-prospectus forming a part of this registration statement and incorporated herein by
         reference).
10.34*   Form of Lock-Up Agreement by and among E-Stamp, Learn2 and their respective executive officers and directors.
23.1     Consent of Ernst & Young LLP, Independent Auditors.
23.2     Consent of Arthur Andersen LLP, Independent Public
         Accountants.
23.3     Consent of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation (included in Exhibit 5.1).
24.1*    Power of Attorney.
99.1*    Form of Proxy for special meeting of shareholders of
         E-Stamp.
99.2*    Form of Proxy for special meeting of stockholders of Learn2.
99.3*    Consent of Donald Schupak to be a director of the surviving corporation.
99.4*    Consent of Stephen P. Gott to be a director of the surviving corporation.
99.5*    Consent of S. Lee Kling to be a director of the surviving
         corporation.
99.6*    Consent of James A. Cannavino to be a director of the
         surviving corporation.
99.7*    Waiver, dated April 19, 2001, by RGC International
         Investors, LDC.


---------------
(1) Incorporated by reference from Registration Statement No. 333-85359, as amended, originally filed with the Securities and Exchange Commission on August 17, 1999.

(2) Incorporated by reference from Registration Statement No. 333-96013, originally filed with the Securities and Exchange Commission on February 2, 2000.

(3) Incorporated by reference from Form 10-Q, filed August 14, 2000.

(4) Incorporated by reference from Form 10-Q, filed November 14, 2000.

(5) Incorporated by reference from Form 10-K, filed April 29, 2001.

(6) Incorporated by reference from Form 8-K, filed May 2, 2001.

 *  Previously filed.